Form 10-K405, Exhibit 13
period 1996-12-31
CITIZENS BANKING CORP
filed 1997-03-14
CIK 351077

                                                                      EXHIBIT 13













                          CITIZENS BANKING CORPORATION



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                      AND
                       CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS




             I.  Financial Review including
                  Management's Discussion and Analysis ............    1

                    Selected Financial Data .......................    1
                    Performance Summary ...........................    2
                    Net Interest Income ...........................    4
                    Provision and Allowance for Loan Losses .......    5
                    Noninterest Income and Expense ................    6
                    Balance Sheet Review ..........................    9
                    Liquidity and Debt Capacity, Interest Rate Risk
                     and Impact of Inflation ......................   16
                    Year Ended December 31, 1995
                     Compared with 1994 ...........................   19

             II. Consolidated Financial Statements ................   21
                    Consolidated Balance Sheets ...................   21
                    Consolidated Statements of Income .............   22
                    Consolidated Statements of Changes
                     in Shareholders' Equity ......................   23
                    Consolidated Statements of Cash Flow ..........   24

             III.  Notes to Consolidated Financial Statements .....   25

             IV.   Report of Independent Auditors .................   39

             V.    Report of Management ...........................   40

     TABLE 1. SELECTED FINANCIAL DATA

     (in thousands except per share data            1996           1995(4)          1994          1993(2)         1992(1)
     ----------------------------------------------------------------------------------------------------------------------
     FOR THE YEAR
       Net interest income                      $  146,116      $  137,495      $  118,400      $  104,334      $   99,975
       Provision for loan losses                     8,334           6,441           5,303           5,597           6,251
       Investment securities gains (losses)            101             198             157             763             (17)
       Noninterest income                           40,429          36,236          33,697          30,452          27,082
       Noninterest expense                         125,986         121,087         107,245          97,268          92,555
       Income taxes                                 14,905          12,805          10,292           6,914           4,765
       Income before cumulative effect
         of change in accounting
         principle                                  37,421          33,596          29,414          25,770          23,469
       Net income                                   37,421          33,596          29,414          25,770          10,564
       Cash dividends                               14,528          12,770          11,557           9,937           9,027

     PER COMMON SHARE DATA
       Primary:
         Income before cumulative
           effect of change in accounting
           principle                            $     2.55      $     2.31      $     2.03      $     1.88      $     1.77
         Net income                                   2.55            2.31            2.03            1.88            0.79
       Fully diluted:
         Income before cumulative effect
           of change in accounting principle          2.55            2.30            2.03            1.87            1.75
         Net income                                   2.55            2.30            2.03            1.87            0.79
         Cash dividends                              1.010           0.900           0.820           0.745           0.690
         Book value, end of year                     21.98           20.73           18.31           18.08           16.73
         Market value, end of year                   31.50           29.75           27.75           25.00           19.25

     AT YEAR END
       Assets                                   $3,483,850      $3,463,922      $2,703,823      $2,714,112      $2,498,934
       Loans                                     2,620,731       2,428,513       1,816,221       1,780,180       1,557,423
       Deposits                                  2,864,807       2,864,701       2,252,318       2,246,750       2,086,144
       Long-term debt                               84,133         105,411           5,249          10,865          15,093
       Shareholders' equity                        315,242         297,186         258,730         255,163         219,276

     AVERAGE FOR THE YEAR
       Assets                                   $3,455,290      $3,279,646      $2,710,747      $2,535,068      $2,472,245
       Earning assets                            3,186,631       3,002,753       2,500,215       2,348,691       2,290,884
       Loans                                     2,532,639       2,302,414       1,797,153       1,643,327       1,539,332
       Deposits                                  2,856,567       2,702,346       2,262,182       2,109,269       2,061,613
       Interest-bearing deposits                 2,395,818       2,250,711       1,882,451       1,783,718       1,769,078
       Repurchase agreements and
         other short-term borrowings               161,964         146,000         141,230         138,375         135,624
       Long-term debt                               83,308         102,813           8,667          13,112          16,965
       Shareholders' equity                        304,022         277,597         256,607         231,160         210,193

     FINANCIAL RATIOS
       Return on average:(3)
         Shareholders' equity                        12.31%          12.10%          11.46%          11.15%          11.17%
         Earning assets                               1.17            1.12            1.18            1.10            1.02
         Assets                                       1.08            1.02            1.09            1.02            0.95
       Average shareholders' equity/ave.              8.80            8.46            9.47            9.12            8.50
     assets
       Dividend payout ratio (3)                     38.83           38.01           39.29           38.56           38.46
       Net interest margin (FTE)                      4.77            4.77            4.99            4.74            4.71
       Tier I leverage                                7.33            6.65            9.52            8.90            8.57
       Risk-based capital:
         Tier I capital                               9.39            8.79           13.44           13.12           12.73
         Total capital                               10.64           10.04           14.69           14.36           13.90

(1) 1992 income and income per common share were affected by nonrecurring items. Nonrecurring items included restructuring expenses related to the leasing subsidiary, employee benefit costs related to adopting the accrual method of accounting for retiree benefits and a curtailment gain resulting from modification of retiree benefit plans. If the nonrecurring items had been excluded from the results of operations for 1992, income before cumulative effect of change in accounting principle would have been reduced by $1.152 million or $0.08 per fully diluted share.
(2) The year 1993 reflects the acquisition of National Bank of Royal Oak ("NBRO"), accounted for as a purchase, and includes the related results of operations and financial results subsequent to its October 1, 1993 acquisition date.
(3) Based on income before cumulative effect of change in accounting principle.
(4) The year 1995 reflects the acquisition of the Michigan affiliates of Banc One Corporation accounted for as a purchase, and includes the related results of operations and financial results subsequent to the February 28, 1995 acquisition date.

     PERFORMANCE SUMMARY

     The following discussion provides a more comprehensive review of the Corporation's operating results and financial condition than could be obtained from reading the Consolidated Financial Statements alone. Citizens Banking Corporation earned $37,421,000 or $2.55 per fully diluted share during 1996 compared with $33,596,000 or $2.30 per share in 1995. Net income was up $3,825,000 or $0.25 per fully diluted share over the prior year and reflected an 11.4% increase in net income. This marked the Corporation's fourteenth consecutive year of increased net operating income and ninth consecutive year of record earnings.
     Return on average assets was 1.08% in 1996, a 5.9% increase from 1.02% in 1995. The earnings improvement reflects lower FDIC insurance premiums, the full year earnings effect of the acquired banks and the efficiencies gained from the 1995 operational integration and conversion of the acquired banks to Citizens' corporate systems. Return on average equity improved to 12.31% in 1996 compared with 12.10% last year. Average shareholders' equity was $304.0 million or 8.80% of total average assets for 1996 compared with $277.6 million or 8.46% for 1995. The Corporation's risk-based capital levels exceeded all regulatory requirements.
     The Corporation's 1996 results reflect a full year of operations compared with ten months of operations in 1995 for the four Michigan affiliates of Banc One Corporation purchased at the close of business on February 28, 1995. The transaction was accounted for as a purchase and the four banks ("acquired banks") were merged into Citizens Bank headquartered in Flint, Michigan immediately after the acquisition. Total assets acquired of $670 million included net loans of $532 million and investment securities and money market investments of $57 million. Cost-in-excess of the fair value of identifiable net assets acquired ("intangible assets") of $59.2 million is being amortized over 15 years.
     In January 1997, the Corporation announced an agreement to acquire CB Financial Corporation headquartered in Jackson, Michigan. CB Financial Corporation has a combined asset base of $826 million and operates thirty-nine offices throughout Michigan. The Corporation will issue approximately 4.2 million shares of its common stock in a tax free exchange for all of the outstanding stock of CB Financial Corporation. The acquisition will be accounted for as a pooling of interests and is expected to be completed by the end of the second quarter of 1997.
     An analysis of changes in major income statement components in 1996 from 1995 is presented below. Overall, the increase in net income reflects improvement in net interest income and noninterest income, offset, in part, by increases in the provision for loan losses, noninterest expense and income taxes. Higher levels of earning assets, primarily loans, resulted in higher net interest income. Additional data on the Corporation's performance during the past five years appears in Table 1.

                                   Year Ended December 31,
                                   -----------------------
                                                             %
(in thousands)              1996           1995            Change
---------------------------------------------------------------------
Interest income           $255,914        $240,600           6.4%
Interest expense           109,798         103,105           6.5
                          --------        --------
Net interest income        146,116         137,495           6.3
Provision for loan losses    8,334           6,441          29.4
Noninterest income          40,530          36,434          11.2
Noninterest expense        125,986         121,087           4.0
Income taxes                14,905          12,805          16.4
                          --------        --------
Net income                $ 37,421        $ 33,596          11.4
                          ========        ========

     The following table presents "cash earnings" for the Corporation's most recent three years. "Cash earnings" add back the amortization of intangible assets arising from mergers that were accounted for as a purchase and assumes that all intangibles were charged off against retained earnings at the original date of acquisition. All financial information presented reflects favorable earnings improvement when adjusted for the intangibles.

---------------------------------------------------------------------------------
CASH EARNINGS SUMMARY
(in thousands except per share
amounts)                                         1996        1995        1994
---------------------------------------------------------------------------------
Net Income                                      $41,449     $37,128      $31,016
Fully diluted earnings per
   share                                           2.82        2.54         2.14

Book value per share                              17.46       15.82        17.19

Return on average assets                           1.22%       1.15%        1.15%

Return on average equity                          17.52       17.18        12.88
---------------------------------------------------------------------------------

TABLE 2. AVERAGE BALANCES/NET INTEREST INCOME/AVERAGE RATES

                                                  1996                         1995                           1994
                                    -----------------------------   ------------------------------     -----------------------------
Year Ended December 31              AVERAGE               AVERAGE    Average               Average     Average               Average
(in millions)                       BALANCE  INTEREST(1)  RATE(2)    Balance   Interest(1) Rate(2)     Balance   Interest(1) Rate(2)
------------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
 Money market investments:
  Time deposits with banks         $    1.5     $ 0.1      5.62%   $    4.9       $ 0.3      5.87%    $    5.4     $ 0.2      4.65%
  Federal funds sold                   41.6       2.2      5.27        74.1         4.4      6.01         43.0       1.9      4.46
  Term federal funds sold and
   other                               23.2       1.2      5.33        47.2         2.7      5.69          5.1       0.3      5.21
 Investment securities(3):
  Taxable                             414.4      24.0      5.80       402.1        22.5      5.60        447.9      22.7      5.07
  Nontaxable                          172.9       9.1      8.12       175.4         9.4      8.30        208.1      10.6      7.86
 Loans(4):
  Commercial                          970.1      84.2      8.78       902.4        81.9      9.17        756.2      59.7      8.01
  Real estate                         514.0      42.7      8.30       436.1        36.2      8.29        389.7      31.8      8.16
  Consumer installment                994.2      88.7      8.92       900.1        79.0      8.78        569.4      47.3      8.30
  Lease financing                      54.3       3.7      6.79        63.8         4.2      6.55         81.9       5.5      6.71
                                   --------     -----              --------       -----               --------     -----
    Total earning assets(3)         3,186.2     255.9      8.22     3,006.1       240.6      8.20      2,506.7     180.0      7.45

NONEARNING ASSETS
 Cash and due from banks              133.3                           141.6                              124.3
 Premises and equipment                62.3                            61.9                               53.6
 Other assets                         108.9                           102.4                               49.8
 Allowance for loan losses            (35.4)                          (32.4)                             (23.7)
                                   --------                        --------                           --------

    Total assets                   $3,455.3                        $3,279.6                           $2,710.7
                                   ========                        ========                           ========
INTEREST-BEARING LIABILITIES
 Deposits:
  Interest-bearing demand            $312.7       5.4      1.73      $309.4         5.8      1.87       $256.1       4.4      1.71
  Savings                             900.9      24.5      2.71       909.7        25.6      2.82        909.4      21.7      2.39
  Time                              1,182.2      66.2      5.60     1,031.6        56.8      5.50        717.0      29.9      4.17
 Short-term borrowings                162.0       7.4      4.61       146.0         7.2      4.95        141.2       5.1      3.62
 Long-term debt                        83.3       6.3      7.56       102.8         7.7      7.52          8.7       0.5      5.24
                                   --------     -----              --------       -----               --------     -----
    Total interest-bearing
       liabilities                  2,641.1     109.8      4.16     2,499.5       103.1      4.12      2,032.4      61.6      3.03

NONINTEREST-BEARING LIABILITIES
AND SHAREHOLDERS' EQUITY
 Demand deposits                      460.7                           451.6                              379.7
 Other liabilities                     49.5                            50.9                               42.0
 Shareholders' equity                 304.0                           277.6                              256.6
                                -----------                       ---------                           --------
    Total liabilities and
       shareholders' equity        $3,455.3                        $3,279.6                           $2,710.7
                                   ========                        ========                           ========

NET INTEREST INCOME                           $ 146.1                            $137.5                          $ 118.4
                                              =======                            ======                          =======
NET INTEREST INCOME AS A PERCENT
   OF EARNING ASSETS                                       4.77%                             4.77%                            4.99%


(1) Interest income is shown on an unadjusted basis and therefore does not include taxable equivalent adjustments.
(2) Average rates include taxable equivalent adjustments to interest income of $5,931,000, $5,983,000 and $6,684,000 for the years ended
      December 31, 1996, 1995, and 1994, respectively, based on a 35% tax rate.
(3) For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.
(4)   Nonaccrual loans are included in average balances.

     NET INTEREST INCOME

     The largest segment of the Corporation's operating income is net interest income, which is the sum of interest and certain fees derived from earning assets minus interest paid on deposits and other funding sources. Net interest income is impacted by changes in the volume and mix of earning assets and funding sources, market rates of interest, demand for loans and the availability of deposits. Other factors, such as Federal Reserve Board monetary policy and changes in tax laws, may also have an impact on changes in net interest income from one period to another.
     Average balances and rates on major categories of interest-earning assets and interest-bearing liabilities during the past three years appear in Table 2. Total average earning assets were 6.1% higher during 1996 compared with 1995. The composition of average earning assets changed in 1996 as total average loans increased $230 million to 79.5% of average earning assets from 76.7% in 1995. Average investment securities including money market investments represented 20.5% of average earning assets in 1996 compared with 23.3% in 1995. Total average interest-bearing liability balances increased 5.7% in 1996 compared to 1995, while average noninterest-bearing deposit balances increased 2.0%.
     The average yield on earning assets remained consistent with the prior year increasing two basis points to 8.22% in 1996. Yields increased up to 24 basis points in all loan categories except commercial which declined 39 basis
points.   This decline was primarily due to reductions in the prime lending rate which occurred in the latter portion of 1995 and early 1996. The cost of interest-bearing liabilities increased four basis points to 4.16% in 1996 from
4.12% in 1995.   This increase was attributable to higher rates on time
deposits and long-term debt partially offset by lower rates on demand, savings and short-term borrowings. The increased rates on interest bearing liabilities were partially offset by increased yields on earning assets causing the interest spread on earning assets (the difference between the average yield on earning assets and the average rate on interest-bearing liabilities) to decrease only two basis points. As a result, net interest margin remained unchanged at 4.77% for both 1996 and 1995.


TABLE 3. ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

                                     1996 COMPARED TO 1995                    1995 Compared to 1994
                             -------------------------------------     ------------------------------------
                                             INCREASE (DECREASE)                      Increase (Decrease)
Year Ended December 31                        DUE TO CHANGE IN                          Due to Change in
                                NET        -----------------------       Net        -----------------------
(in millions)                CHANGE(1)      RATE (2)       VOLUME      Change(1)    Rate (2)      Volume
-----------------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Money market investments:
  Time deposits with banks  $ (0.2)       $ (0.0)       $ (0.2)        $ 0.1       $  0.1        $(0.0)
  Federal funds sold          (2.2)         (0.3)         (1.9)          2.5          1.1          1.4
  Term federal funds sold     (1.5)         (0.1)         (1.4)          2.4          0.2          2.2
 Investment securities:
  Taxable                      1.5           0.8           0.7          (0.2)         1.8         (2.0)
  Tax-exempt                  (0.3)         (0.2)         (0.1)         (1.2)         0.5         (1.7)
 Loans                        18.0          (0.2)         18.2          57.0         16.2         40.8
                             -----        ------        ------         -----       ------       ------
  Total                       15.3           0.0          15.3          60.6         19.9         40.7
                             -----        ------        ------         -----       ------       ------
INTEREST EXPENSE:
 Deposits:
   Demand                     (0.4)         (0.4)          0.0           1.4          0.4          1.0
   Savings                    (1.1)         (1.5)          0.4           3.9          4.1         (0.2)
   Time                        9.4           1.0           8.4          26.9         13.2         13.7
 Short-term borrowings         0.2          (0.4)          0.6           2.1          1.9          0.2
 Long-term debt               (1.4)          0.1          (1.5)          7.2          2.3          4.9
                            ------        ------        ------         -----       ------       ------
  Total                        6.7          (1.2)          7.9          41.5         21.9         19.6
                            ------        ------        ------         -----       ------       ------
NET INTEREST INCOME         $  8.6        $  1.2        $  7.4         $19.1       $ (2.0)      $ 21.1
                            ======        ======        ======         =====       ======       ======

(1) Changes are based on actual interest income and do not reflect taxable equivalent adjustments.
(2) Rate/Volume variances are allocated to changes due to rate.

     The effect on net interest income of changes in average balances ("volume") and yields and rates ("rate") are quantified in Table 3. As shown, net interest income improved $8.6 million in 1996 due to volume-related increases primarily attributable to loan growth partially offset by increased
time deposits.   Lower rates for demand and savings deposits and short term borrowings offset the effect of higher rates on time deposits resulting in a favorable rate related variance of $1.2 million.
     Management continually monitors the Corporation's balance sheet to insulate net interest income from significant swings caused by interest rate volatility. If market rates change in 1997, corresponding changes in funding costs would be considered to avoid any potential negative impact on net interest income.

The Corporation's policies in this regard are further discussed in the section titled "Interest Rate Risk".

     PROVISION AND ALLOWANCE FOR LOAN LOSSES

     Management provides for possible loan losses at a level determined adequate based upon judgements regarding historical loss experience, the financial condition of borrowers, the size and composition of the loan portfolio, the level and composition of nonperforming loans, estimated future net charge-offs, present and anticipated economic conditions and other factors. A summary of the Corporation's loan loss experience from 1992 through 1996 appears in Table 4.


TABLE 4. SUMMARY OF LOAN LOSS EXPERIENCE

Year Ended December 31 (in thousands)           1996                1995                1994                1993             1992
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses - January 1      $   34,771          $   24,714          $   22,547          $   19,404        $   19,759
Allowance of acquired banks                       ---               7,235               ---                 1,642               ---
Provision for loan losses                       8,334               6,441               5,303               5,597             6,251
CHARGE-OFFS:
 Commercial                                     4,078               2,971               1,869               2,629             2,781
 Real estate(1)                                    42                  69                  72                 403               946
 Consumer                                       6,505               4,362               3,020               3,182             4,169
 Lease financing                                   70                 519               1,153                 182               803
                                           ----------          ----------          ----------          ----------        ----------
  Total charge-offs                            10,695               7,921               6,114               6,396             8,699
                                           ----------          ----------          ----------          ----------        ----------
RECOVERIES:
 Commercial                                     1,079               1,534               1,390                 673               601
 Real estate(1)                                    16                  22                  4                  177                10
 Consumer                                       2,446               2,675               1,510               1,362             1,474
 Lease financing                                   46                  71                  74                  88                 8
                                           ----------          ----------          ----------          ----------        ----------
  Total recoveries                              3,587               4,302               2,978               2,300             2,093
                                           ----------          ----------          ----------          ----------        ----------
Net charge-offs                                 7,108               3,619               3,136               4,096             6,606
                                           ----------          ----------          ----------          ----------        ----------

Allowance for loan losses - December 31    $   35,997          $   34,771          $   24,714          $   22,547        $   19,404
                                           ==========          ==========          ==========          ==========        ==========

Loans outstanding at year-end              $2,620,731          $2,428,513          $1,816,221          $1,780,180        $1,557,423
Average loans outstanding                   2,532,639           2,302,414           1,797,153           1,643,327         1,539,332
Ratio of allowance for loan losses
 to loans outstanding at year-end               1.37%               1.43%               1.36%               1.27%             1.25%
Ratio of net loans charged off as a
 percentage of average loans
 outstanding                                    0.28%               0.16%               0.17%               0.25%             0.43%

(1) 1996, 1995 and 1994 commercial real estate loan balances and related charge-offs and recoveries are reflected in the commercial loan category. Previous years' balances have not been reclassified.

     Management increased the provision for loan losses in 1996 by $1.9 million from 1995, primarily due to loan growth of $192.2 million and higher charge-offs in 1996. Net loan charge-offs were 0.28% of average loans in 1996,
up from 0.16% in 1995.   Gross charge-offs increased $2.8 million, or 35.0%
from 1995.  Nearly half of this increase is due to the charge-off of a single
commercial credit.   Recoveries on loans previously charged off decreased 16.6%
as compared to the prior year due to unusually high recoveries in 1995. At year end, the allowance for loan losses was $36.0 million or 1.37% of total loans, up $1.2 million from December 31, 1995.
     The Corporation maintains formal policies and procedures to control and monitor credit risk. Management believes the allowance for loan losses is adequate to meet presently known credit risks in the loan portfolio. The Corporation's loan portfolio has no significant concentrations in any one industry nor any exposure in foreign loans. The Corporation has generally not extended credit to finance highly leveraged transactions nor does it intend to do so in the future. Employment levels and other economic conditions in the Corporation's local markets may have a significant impact on the level of credit losses. Management continues to identify and devote attention to credits that may not be performing as well as expected. Nonperforming loans are further discussed in the section titled "Nonperforming Assets".

     NONINTEREST INCOME

     Noninterest income accounted for 21.7% of total operating income or 1.2% of average assets in 1996, increasing from 20.9% and 1.1%, respectively, in 1995. Noninterest income is up 11.2% or $4,096,000 in 1996 as compared to 1995 due to significant increases in trust fees, brokerage and investment fees, cash
management and other loan income.   A portion of the increase is due to a full
year of operations of the acquired banks as compared to ten months of results for 1995. An analysis of the components of noninterest income is on the following page.
     Trust fees increased $1,002,000 or 8.9%. The largest increases occurred in personal trust and employee benefit plan services. The Corporation offers comprehensive trust services to its clients including investment management services, in the personal trust, institutional and employee benefit plan market segments.
     Deposit service charges increased 5.4% which is attributable to standardization of all deposit fees and services offered to our clients. This change resulted in enhanced fees in several of the Corporation's market areas and product lines. Brokerage and investment fees increased $635,000 or 57.5% as a result of increased market penetration.
     Increased volume and improved pricing strategies resulted in higher ATM
network user fees in 1996 as compared to 1995.   Cash management service fees
increased 36.0% in 1996 as compared to the previous year. This increase is volume related as clients have responded to enhanced investment options which include various money market funds from which the Corporation receives a management fee. Safe deposit rental fees increased 9.0% as compared to the prior year, as a result of pricing increases.
     In July 1996, the Corporation announced the sale of its residential mortgage loan servicing operations to LaSalle Home Mortgage Corporation. The transaction was completed in September and resulted in an immediate gain of $1,550,000 related to mortgage loans previously serviced by the Corporation for other investors. An additional deferred gain of $5.1 million related to mortgages owned by the Corporation will be recognized over the estimated life of the loans. Excluding this gain, other loan income declined in 1996 primarily due to the discontinuance of the mortgage servicing function and fewer sales of mortgage loans into the secondary market.
     The Corporation realized net gains on sales of investment securities of $101,000 during 1996 compared with net gains of $198,000 during 1995. As presented in Note 3 to the Consolidated Financial Statements, gross realized gains on sales of investment securities amounted to $103,000 in 1996 while gross realized losses amounted to $2,000. The comparable amounts in 1995 were
$202,000 and $4,000, respectively.   Proceeds from sales of investment
securities during 1996 totaled $2.8 million or 0.5% of total average security holdings compared with $7.0 million or 1.2% in 1995. The 1996 and 1995 net gains resulted from the sale of certain securities to reposition the investment portfolio based on the current rate environment.


NONINTEREST INCOME                                Year Ended
                                                 December 31,     Changes in 1996
                                               ----------------  ------------------
(in thousands)                                    1996     1995    Amount  Percent
-----------------------------------------------------------------------------------
Trust fees                                     $12,316  $11,314   $1,002       8.9%
Service charges on deposit accounts             10,242    9,717      525       5.4
Bankcard fees                                    5,968    5,635      333       5.9
Brokerage and investment fees                    1,740    1,105      635      57.5
Other loan income                                3,166    1,925    1,241      64.5
ATM network user fees                            1,993    1,665      328      19.7
Cash management services                         1,412    1,038      374      36.0
Safe deposit rentals                             1,103    1,012       91       9.0
Investment securities gains                        101      198      (97)    (49.0)
Other                                            2,489    2,825     (336)    (11.9)
                                               -------  -------   ------

 Total noninterest income                      $40,530  $36,434   $4,096      11.2
                                               =======  =======   ======

Noninterest Expense                         Year Ended
                                           December 31,      Changes in 1996
                                        ------------------  ------------------
(in thousands)                            1996      1995     Amount   Percent
--------------                          --------  --------  --------  --------
Salaries and employee benefits          $ 68,242  $ 64,357  $ 3,885       6.0%
Equipment                                  9,804     9,709       95       1.0
Occupancy                                  9,294     9,000      294       3.3
Intangible asset amortization              5,469     4,687      782      16.7
FDIC insurance premiums                        9     3,250   (3,241)    (99.7)
Bankcard fees                              3,831     3,418      413      12.1
Stationery and supplies                    3,649     3,570       79       2.2
Postage and delivery                       3,419     3,189      230       7.2
Advertising and public relations           3,247     2,386      861      36.1
Taxes, other than income taxes             2,703     2,448      255      10.4
Consulting and other professional fees     2,783     1,782    1,001      56.2
Legal, audit and examination fees          1,475     1,762     (287)    (16.3)
Other loan fees                            2,701     1,860      841      45.2
Other                                      9,360     9,669     (309)     (3.2)
                                        --------  --------  -------
     Total noninterest expense          $125,986  $121,087  $ 4,899       4.0
                                        ========  ========  =======

     NONINTEREST EXPENSE

     The major components of noninterest expense are summarized on the previous
page.   Noninterest expense increased $4,899,000, or 4.0% in 1996 as compared to 1995.

SALARIES AND BENEFITS
Compensation is the Corporation's largest noninterest expense. Total compensation expense increased 6.0% to $68,242,000 from $64,357,000 in 1995 partially due to the full year effect of the acquired banks. In addition to the effect of the acquired banks, higher costs for pension, workers compensation and medical insurance, increased incentive pay and normal merit increases also contributed to the rise in compensation costs.
     The Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation" in October 1995, effective for the Corporation's year end 1996 financial statements. The Corporation did not adopt the recognition provisions of the Statement but will continue accounting for stock options in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" as permitted by the new Statement. Therefore, adoption has not materially impacted the Corporation. See Note 13, Shareholders' Equity in the Notes to the Consolidated Financial Statements for further discussion.

OTHER NONINTEREST EXPENSES
Noninterest expense excluding salaries and benefits increased 1.8% due in part to the full year effect of the acquired banks. Other increases were primarily offset by a decline in FDIC insurance assessment expense to $9,000 in 1996 from $3,250,000 in 1995. The assessments were essentially eliminated in 1996 as the FDIC's Bank Insurance Fund maintained a designated reserve to deposit ratio of at least 1.25%. Beginning in January 1997, the Corporation's two banks will pay FDIC assessments of approximately $1.3 cents per $100 of deposits.
     Consulting and other professional fees, advertising and public relations and the loan fee expense categories reflect the most significant increases in 1996 as compared to 1995. Deposit and loan product standardization and other ongoing corporate automation initiatives attributed to the increase in consulting and other professional services in 1996 as compared to 1995. Higher mortgage loan volumes resulted in additional mortgage appraisal and processing fees expense. The additional mortgage costs are more than offset by increases in mortgage application, origination and processing income collected as a result of higher loan volumes originated in 1996. This related income is reflected in the Corporation's net interest income.
     In October 1995, the Corporation announced the consolidation of its six Michigan chartered banks into one bank called Citizens Bank. The consolidation, which occurred in June 1996, further streamlined operations and reduced certain costs but retained local management and community boards of directors. The promotional campaign associated with the consolidation increased advertising and public relations expenses during 1996 as compared to the prior year.
     Legal, audit and examination fees decreased in 1996 as compared to 1995 primarily due to a reduction in loan collection related expenses and regulatory examination fees. The examination fees reduction is the result of the consolidation of the Michigan subsidiaries into one bank in 1996.
     Excluding the impact of the first quarter 1995 acquisition, occupancy and equipment expense declined in 1996 while postage increased a modest 2.7% as compared to the previous year. These were the result of continued cost containment efforts. Intangible asset amortization increased $781,000 in 1996 as compared with 1995 as a result of a full year of amortization of intangible assets acquired associated with the February 28, 1995 acquisition.

     FEDERAL INCOME TAXES

     Income tax expense was $14,905,000 in 1996, an increase of 16.4% over the 1995 total of $12,805,000. The increase was due to higher pre-tax earnings and lower tax-exempt interest income in 1996 as compared to 1995.

     BALANCE SHEET

     Proper management of the volume and composition of the Corporation's earning assets and funding sources is essential for ensuring strong and consistent earnings performance, maintaining adequate liquidity and limiting exposure to risks caused by changing market conditions. The Corporation's investment security portfolio is structured to provide a source of liquidity through maturities and generate an income stream with relatively low levels of principal risk. The Corporation does not engage in active securities trading. Loans comprise the largest component of earning assets and are the Corporation's highest yielding assets. Client deposits are the primary source of funding for earning assets while short-term debt and other managed sources of funds are utilized as market conditions and liquidity needs change.
     The Corporation's total assets averaged $3.455 billion for 1996, up $175.6 million from 1995, primarily due to loan growth and the full year impact of the first quarter 1995 acquisition. The ratio of average earning assets to total
average assets during 1996 was 92.2%, compared to 91.6% for 1995.   Average
loans and leases comprised 73.3% of total assets during 1996, up from 70.2% in 1995. The ratio of average noninterest-bearing deposits to total deposits decreased 0.6% to 16.1% as compared to 1995. Interest-bearing deposits comprised 90.7% of total average interest-bearing liabilities during 1996, up from 90.0% in 1995. Average long-term debt decreased $19.5 million to 3.2% of average interest-bearing liabilities as a result of current year principal payments on the debt associated with the 1995 acquisition.

INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS
Total investment securities, including money market investments, comprised 20.5% of total average earning assets in 1996, down from 23.3% in 1995. A summary of average investment security balances during 1996 and 1995 follows:

INVESTMENT SECURITIES

                                               Average Balances(1)          Changes in 1996
                                            -------------------------     ---------------------
Year Ended December 31 (in thousands)         1996           1995          Amount      Percent
-----------------------------------------------------------------------------------------------
U.S. Treasury                               $182,558        $206,253      $(23,695)     (11.5)%
Federal agencies:
 Mortgage-backed                              91,057          76,324        14,733       19.3
 Other                                        94,704          59,945        34,759       58.0
State and municipal:
 Taxable                                      30,256          42,033       (11,777)     (28.0)
 Tax-exempt                                  175,211         177,392        (2,181)      (1.2)
Other                                         13,811          12,201         1,610       13.2
                                            --------        --------      --------
  Total                                     $587,597        $574,148      $ 13,449        2.3%
                                            ========        ========      ========

(1)  Average balances reflect the estimated fair value of investment securities

     Average total investment in U.S. Treasury securities comprised 31.1% of average total investment securities during 1996, decreasing slightly from 35.9%
in 1995.   Average Federal agency mortgage-backed securities, primarily collateralized mortgage obligations ("CMO's"), and other Federal agency securities increased 19.3% and 58.0%, respectively, in 1996 as proceeds from the maturities of other investments were used to purchase additional securities. The Corporation continues to invest in U.S. Treasury and Federal agency securities which offer increased creditworthiness and liquidity compared with other securities, primarily privately issued CMO's.
     Total state and municipal securities comprised 35.0% of total average investment securities during 1996 compared with 38.2% in 1995. Average tax-exempt state and municipal securities decreased 1.2% from 1995. Purchases of these securities remain dependent on the Corporation's capacity to effectively utilize tax-exempt income.
     Other securities consisting of Federal Reserve stock, Federal Home Loan Bank stock ("FHLB"), privately issued CMO's and asset backed securities increased 13.2%. The increase occurred as a result of one of the Corporation's subsidiaries membership in the FHLB and the subsequent purchase of its shares.

     Money market investments, primarily federal funds sold and term federal funds sold, averaged $66.3 million in 1996, down 59.8% from $126.2 million in
1995.   The amount of funds invested in these assets is based on the present and anticipated interest rate environment, liquidity needs and other economic factors.
     The Corporation's present policies with respect to the classification of investments in debt and equity securities are discussed in Note 1 to the
Consolidated Financial Statements.   An analysis of investment securities at
year-end for each of the last three years is presented in Table 5. As of December 31, 1996, the estimated aggregate fair value of the Corporation's investment securities portfolio was $1.4 million above amortized cost. At December 31, 1996 gross unrealized gains were $4.2 million and gross unrealized losses were $2.8 million. A summary of estimated fair values and unrealized gains and losses for the major components of the investment securities portfolio is provided in Note 3 to the Consolidated Financial Statements.



TABLE 5. ANALYSIS OF INVESTMENT SECURITIES


                                              U.S. Treasury and
                                              Federal Agency(1)           State and Municipal(1), (2)             Other(1)
                                        -----------------------------   -------------------------------  ------------------------
                                        Amortized    Fair               Amortized    Fair                Amortized  Fair
(in millions)                             Cost       Value     Yield      Cost       Value      Yield      Cost     Value   Yield
---------------------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
 MATURITES AT DECEMBER 31, 1996
  DUE WITHIN ONE YEAR                     $107.5      $107.2    6.01%     $ 41.1     $ 41.1       7.89%    $ 0.3   $ 0.3    7.86%
  ONE TO FIVE YEARS                        252.6       251.6    5.86        54.6       56.3       8.80       0.8     0.8    7.89
  FIVE TO TEN YEARS                         13.9        13.9    7.27        51.7       52.2       8.01       0.3     0.3    7.22
  AFTER TEN YEARS                            1.9         1.9    7.42        41.4       41.8       8.07      12.7    12.8    7.05
                                          ------      ------              ------     ------                -----   -----
    TOTAL                                 $375.9      $374.6    5.96      $188.8     $191.4       8.23     $14.1   $14.2    7.12
                                          ======      ======              ======     ======                =====   =====
    AVERAGE MATURITY                               1.72 YRS.                       4.83 YRS.                    4.08 YRS.

At December 31,  1995
    Total                                 $345.6      $346.5    5.63%     $209.1     $213.5       8.11%    $10.8   $10.9    6.45%
                                          ======      ======              ======     ======                =====   =====
    Average maturity                               1.39 yrs.                       4.31 yrs.                    1.76 yrs.

At December 31, 1994
    Total                                 $346.8      $331.0    5.27%     $229.0     $226.4      7.89%     $ 6.5   $ 6.6    6.67%
                                          ======      ======              ======     ======                =====   =====
    Average maturity                               2.00 yrs.                       4.34 yrs.                    3.53 yrs.

                                                                           Total
                                                                ---------------------------
                                                                Amortized   Fair
                                                                  Cost      Value    Yield
                                                                --------  --------   -----
AVAILABLE-FOR-SALE:
  MATURITES AT DECEMBER 31, 1996
   DUE WITHIN ONE YEAR                                          $148.9     $148.6     6.53%
   ONE TO FIVE YEARS                                             308.0      308.7     6.38
   FIVE TO TEN YEARS                                              65.9       66.4     7.85
   AFTER TEN YEARS                                                56.0       56.5     7.82
                                                                ------     ------
    TOTAL                                                       $578.8     $580.2     6.72
                                                                ======     ======
    AVERAGE MATURITY                                                    2.80 YRS.

At December 31, 1995
    Total                                                       $565.5     $570.9     6.56%
                                                                ======     ======
    Average maturity                                                    2.94 yrs.

At December 31, 1994
    Total                                                       $582.3     $564.0     6.32%
                                                                ======     ======
    Average maturity                                                     2.94 yrs.


(1) Maturities for Federal agency, collateralized mortgage obligations and asset-backed securities are based upon projections of independent cash flow models. Maturities for state and municipal securities incorporate early call features, if applicable.

(2) Yields for state and municipal securities are calculated on a tax equivalent basis using a 35% tax rate.

           The Financial Accounting Standards Board Statement No. 119 defines a derivative as a future, forward, swap, option contract or other financial instrument with similar characteristics. The Corporation has not utilized derivatives or related types of financial instruments except for Federal agency collateralized mortgage obligations and, therefore, this Statement does not have a material impact. The Corporation's policy only allows the purchase of collateralized mortgage obligations that are composed of mortgage backed securities issued by a Federal Agency. Most CMO's purchased are in early tranches with short average lives. These tranches are generally classified in the Planned Amortization Class and have well-defined prepayment assumptions (Super PAC's). The Corporation's CMO's are periodically tested to ensure compliance with guidelines established by the Federal Financial Institutions Examination Council.

LOANS

The Corporation extends credit primarily within the local markets of its two bank subsidiaries located in Michigan and Illinois. In Michigan, the market areas extend along the Interstate 75 corridor from northern suburban Detroit to the greater Grayling/Gaylord area with expansion into western suburban Detroit and central and southwestern Michigan in 1995. The Illinois affiliate extends credit within the western suburban market of Chicago. The Corporation's loan portfolio is widely diversified by borrowers with no concentration within a single industry that exceeds 10% of total loans. The Corporation's loan portfolio balances are summarized in Table 6.
     Total average loans and leases comprised 79.5% of total average earning assets during 1996 compared with 76.7% during 1995. As the economy continued to expand in 1996, the Corporation experienced greater loan demand with total average loans increasing 10.0% (6.4% excluding the acquired banks). This growth occurred in all major loan categories except the lease financing portfolio.
     Increased demand for business loans in the Corporation's local markets and improved economic conditions modestly expanded the commercial and commercial real estate loan portfolio 6.0% (3.6% excluding the acquired banks) in 1996 from 1995 levels. Average consumer loan balances increased to $94.1 million in 1996, or 10.5% (9.1% excluding the acquired banks) compared to 1995. Average mortgage loan balances increased $77.9 million or 17.9% in 1996, from $46.4 million in 1995 (8.7% excluding the acquired banks).
     In May 1995, Financial Accounting Standards Board issued Statement
No. 122 "Accounting for Mortgage Servicing Rights". The Statement amends FASB Statement No. 65 to require mortgage banking related companies to recognize as a separate asset the rights to service mortgage loans for others regardless of how those servicing rights are acquired. This may be through purchase or origination of the mortgage loans. The Statement is effective for years beginning after December 15, 1995. In September 1996, the Corporation sold its residential mortgage loan servicing operations to LaSalle Home Mortgage Corporation. As a result of the sale, the Statement has no material impact on the Corporation.


TABLE 6. LOAN PORTFOLIO

                                  1996               1995               1994               1993                1992
                           -----------------  -----------------  -----------------  ------------------  -----------------
December 31 (in millions)   AMOUNT   PERCENT   Amount   Percent  Amount    Percent   Amount   Percent   Amount    Percent
-------------------------------------------------------------------------------------------------------------------------
Commercial                 $  680.2    26.0%  $  566.9    23.3%  $  461.9    25.4%  $  426.9    24.0%   $  398.7     25.6%
Real estate commercial        295.4    11.3      339.0    14.0      286.4    15.8      286.6    16.1       247.3     15.9
Real estate construction       37.8     1.4       34.0     1.4       24.9     1.4       38.3     2.2        23.4      1.5
Real estate mortgage          541.8    20.7      457.8    18.9      384.4    21.2      398.1    22.3       336.8     21.6
Consumer                    1,018.3    38.8      970.7    40.0      581.3    32.0      534.7    30.0       471.4     30.3
Lease financing                47.2     1.8       60.1     2.4       77.3     4.3       95.6     5.4        79.8      5.1
                           --------    ----   --------   -----   --------  ------   --------   -----    --------    -----
Total                      $2,620.7   100.0%  $2,428.5   100.0%  $1,816.2   100.0%  $1,780.2   100.0%   $1,557.4    100.0%
                           ========   =====   ========   =====   ========   =====   ========   =====    ========    =====

NONPERFORMING ASSETS
A five year history of nonperforming assets is presented in Table 7. Nonperforming assets are comprised of nonaccrual loans, loans 90 days past due and still accruing, restructured loans and other real estate. These amounted to $20.4 million as of December 31, 1996, a decrease of 3.4% from the year-end 1995 total of $21.1 million. Nonperforming loans as a percentage of total loans plus other real estate declined to 0.78% at December 31, 1996 from 0.87% on December 31, 1995, a decrease of 10.3%. The decline resulted from the Corporation's continued management of loan portfolio quality and favorable economic conditions. In addition, during 1996 consumer loan balances (which historically contain lower levels of nonperforming loans) grew at a faster rate than other segments of the portfolio. The consumer portfolio is composed of automobile, personal, marine, home equity and bankcard loans of which automobile and home equity comprise 70.7% of the 1996 average balances, an increase from 66.7% over 1995. One to four family residential home loans comprise the majority of the real estate mortgage balances. The Corporation's commercial real estate portfolio represents 11.3% of total loans at December 31, 1996 compared to 14.0% at year end 1995. Within this portfolio, nonperforming loans represented 15.0% of total nonperforming loans at December 31, 1996 compared with 16.4% at December 31, 1995. Management believes the risk of loss on such nonperforming loans is significantly less than the total principal balance, due to the nature of the underlying collateral. These loans are generally for owner-occupied properties and do not rely on the performance of the real estate market to generate funds for repayment. The Corporation maintains formal policies and procedures to control and monitor credit risk within these portfolios. Based upon present information, management believes the allowance for loan losses is adequate to meet presently known credit risks.

TABLE 7.  NONPERFORMING ASSETS AND PAST DUE LOANS

December 31 (in thousands)                                  1996         1995          1994           1993         1992
-------------------------------------------------------------------------------------------------------------------------
NONPERFORMING LOANS(1),(2)
 Nonaccrual(3)
  Less than 30 days past due                               $ 5,531      $ 4,783       $ 5,185        $ 2,518      $ 3,247
  From 30 to 89 days past due                                1,278          784         1,405            938        1,781
  90 or more days past due                                  10,979       13,057        11,566         17,815       15,731
                                                           -------      -------       -------        -------      -------
     Total                                                  17,788       18,624        18,156         21,271       20,759
 90 days past due and still accruing                         1,362          432         1,253            155        1,206
 Restructured(1)                                               502          494           299            238          382
                                                           -------      -------       -------        -------      -------
     Total nonperforming loans                              19,652       19,550        19,708         21,664       22,347
OTHER REAL ESTATE(3)                                           749        1,568         2,230          2,185        4,333
                                                           -------      -------       -------        -------      -------
     Total nonperforming assets                            $20,401      $21,118       $21,938        $23,849      $26,680
                                                           =======      =======       =======        =======      =======
Nonperforming loans as a percent of total loans               0.75%        0.81%         1.09%          1.22%        1.44%
Nonperforming assets as a percent of total loans
 plus other real estate                                       0.78         0.87          1.21           1.34         1.71
NONPERFORMING LOANS BY TYPE
 Commercial                                                $10,797      $13,059       $15,741        $13,034      $10,874
 Real Estate(3),(4)                                          3,269        2,543         1,224          5,232        8,940
 Consumer                                                    3,913        2,600         1,174          1,574        1,503
 Lease financing                                             1,673        1,348         1,569          1,824        1,030
                                                           -------      -------       -------        -------      -------
     Total                                                 $19,652      $19,550       $19,708        $21,664      $22,347
                                                           =======      =======       =======        =======      =======

(1) Nonperforming loans include loans on which interest is being recognized only upon receipt (nonaccrual), those on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers (restructured), and loans 90 days past due and still accruing.
(2) Gross interest income that would have been recorded in 1996 for nonaccrual and restructured loans, as of Decmber 31, 1996, assuming interest had been accrued throughout the year in accordance with original terms was $1.513 million. The comparable 1995 and 1994 totals were $2.509 million, and $1.879 million, respectively. Interest collected on these loans and included in income was $0.818 million in 1996, $1.427 million in 1995 and $1.128 million in 1994. Therefore, on a net basis, total income foregone due to these loans was $0.695 million in 1996, $1.082 million in 1995 and $0.751 million in 1994.
(3) Assets in-substance foreclosed previously reported as other real estate were reclassified as nonaccrual loans in the fourth quarter of 1993. Assets in- substance foreclosed totaled $0 at December 31, 1996 and 1995; $0.021 million at December 31, 1994; $1.720 million at
    December 31, 1993 and $2.983 million at December 31, 1992.
(4) 1996, 1995 and 1994 nonperforming commercial real estate loan balances have been reclassified into the nonperforming commercial loan category. Previous years' balances have not been reclassified.

     The level and composition of nonperforming assets are affected by economic conditions in the Corporation's local markets. Nonperforming assets, charge-offs and provisions for loan losses tend to decline in a strong economy and increase in a weak economy, potentially impacting the Corporation's results. In addition to nonperforming loans, management carefully monitors other credits that are current in terms of principal and interest payments but, in management's opinion, may deteriorate in quality if economic conditions change. As of December 31, 1996, such loans amounted to $12.3 million or 0.5% of total loans compared with $10.8 million or 0.5% of total loans as of December 31, 1995. These loans are primarily commercial and commercial real estate loans made in the normal course of business and do not represent a concentration in any one industry. Collectively, these loans and the nonperforming assets in Table 7 represent 1.25% of total loans as of December 31, 1996 improving from 1.32% as of December 31, 1995.

TABLE 8. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                       Amount Allocated by Loan Category
                           ----------------------------------------------------------
December 31 (in millions)     1996           1995        1994        1993        1992
-------------------------------------------------------------------------------------
Commercial                      $10.1       $11.2       $10.6       $ 6.0       $ 6.9
Real estate construction          0.1         0.1         0.1         0.2         0.1
Real estate mortgage(1)           1.3         1.1         1.0         3.2         3.2
Consumer                         12.3        13.2        7.0         6.6         5.7
Lease financing                   0.5         1.2         1.2         1.1         1.0
                                -----       ------      -----       -----       -----
   Total allocated               24.3        26.8        19.9        17.1        16.9
Unallocated                      11.7         8.0         4.8         5.4         2.5
                                -----       ------      -----       -----       -----
   Total                        $36.0       $34.8       $24.7       $22.5       $19.4
                                =====       ======      =====       =====       =====

The allocation of the allowance for loan losses in the above table are based upon ranges of estimates and are not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. The Corporation and its subsidiaries do not view the allowance for loan losses as being divisible among the various categories of loans. The entire allowance is available to absorb any future losses without regard to the category or categories in which the charged-off loans are classified.
(1) 1996, 1995 and 1994 commercial real estate loan allowance allocations are reflected in the commercial loan category. Prior years' allowance allocations have not been reclassified.

     The Corporation adopted Financial Accounting Standards Board
Statement ("SFAS") No. 114, "Accounting by Creditors for Impairment of a
Loan" and SFAS 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" effective January 1, 1995. SFAS 114 requires creditors to establish a valuation allowance for impaired loans. A loan is considered impaired when management determines it is probable that all the principal and interest due under the contractual terms of the loan will not be collected. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The adoption of the Statements did not have a material effect on the Corporation's financial position or results of operations, nor did it result in additional provisions for loan losses as the Corporation has historically established valuation allowances based on the fair value of collateral securing an impaired loan. In addition, as permitted by SFAS 118, interest income on impaired loans continues to be recognized in a manner consistent with prior income recognition policies. For all impaired loans, other than nonaccrual loans, interest income is recorded on an accrual basis. Interest income on impaired nonaccrual loans is recognized on a cash basis.
     Certain of the Corporation's nonperforming loans included in Table 7 are considered to be impaired under the Statements. The Corporation measures impairment on all large balance nonaccrual commercial and commercial real estate loans. Certain large balance accruing loans rated substandard or worse are also measured for impairment. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment losses are included in the provision for loan losses. SFAS 114 does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include certain smaller balance commercial loans, consumer loans, residential real estate loans, and credit card loans, and are not included in the impaired loan data in the following paragraph.
     At December 31, 1996, loans considered to be impaired under the Statements totaled $16.3 million (of which $9.2 million were on a nonaccrual basis). Included within this amount is $7.9 million of impaired loans for which the related allowance for loan losses is $0.8 million and $8.4 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $18.8 million. For the year ended December 31, 1996, the Corporation recognized interest income of $1.7 million which included $0.9 million of interest income recognized using the cash basis method of income recognition.

     At December 31, 1995, loans considered to be impaired under the Statements totaled $16.6 million (of which $10.1 million were on a nonaccrual basis). Included within this amount is $4.7 million of impaired loans for which the related allowance for loan losses is $0.8 million and $11.9 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $19.9 million. For the year ended
December 31, 1995, the Corporation recognized interest income of $1.5 million which included $0.8 million of interest income recognized using the cash basis method of income recognition.
     The Corporation maintains policies and procedures to identify and monitor nonaccrual loans. A loan (including a loan impaired under the Statements) is placed on nonaccrual status when there is doubt regarding collection of principal or interest, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected is reversed and charged against income when the loan is placed on nonaccrual status.
     Other real estate owned is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosure. In accordance with the Statements, a loan is classified as in-substance foreclosure when the Corporation has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Therefore, these Statements had no effect in 1996 since the Corporation's policy on in-substance foreclosed assets had been previously amended in 1993 to comply with new regulatory guidelines.

     During 1996, each of the Corporation's banking subsidiaries received a normally scheduled examination by its governing regulatory agency. There was no material reclassification of assets as nonperforming resulting from these examinations.


TABLE 9. AVERAGE DEPOSITS

                                                 1996                 1995                  1994
                                         --------------------  -------------------  ---------------------
                                           AVERAGE    AVERAGE   Average    Average    Average     Average
Year Ended December 31 (in millions)       BALANCE     RATE     Balance     Rate      Balance      Rate
---------------------------------------------------------------------------------------------------------
Noninterest-bearing demand                  $  460.8     ---    $  451.6      ---     $  379.7        ---
Interest-bearing demand                        312.7     1.73%     309.4      1.87%      256.1       1.71%
Savings                                        900.9     2.71      909.7      2.82       909.4       2.39
Time                                         1,182.2     5.60    1,031.6      5.50       717.0       4.17
                                            --------            --------              --------
 Total                                      $2,856.6     3.36   $2,702.3      3.26    $2,262.2       2.48
                                            ========            ========              ========

DEPOSITS
The Corporation's average deposit balances and rates for the past three years are summarized in Table 9. Total average deposits were 5.7% higher (2.6% excluding the acquired banks) in 1996 compared with 1995. The Corporation experienced increases in all deposit categories, with the exception of savings, which reflected a slight decrease of 1.0%. Deposits continued to shift from savings to time accounts during 1996 reflecting the change in customer preferences for yield versus liquidity. Noninterest-bearing demand accounts comprised 16.1% of total average deposits during 1996, compared to 16.7% in 1995. As of December 31, 1996, certificates of deposits of $100,000 or more accounted for approximately 9.0% of total deposits compared with 7.6% as of December 31, 1995. The maturities of these deposits are summarized in Table 10.


TABLE 10. MATURITY OF TIME CERTIFICATES OF
DEPOSIT OF $100,000 OR MORE

                                   December 31,
(in millions)                          1996
-----------------------------------------------
Three months or less                   $157,291
After three but within six months        35,343
After six but within twelve months       35,789
After twelve months                      35,089
                                       --------
 Total                                 $263,512
                                       ========

     The Corporation gathers deposits primarily from the local markets of its banking subsidiaries and has not relied on brokered deposits. Management continues to promote core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

BORROWED FUNDS
Total short-term borrowings, primarily federal funds purchased, securities sold under agreements to repurchase and Treasury Tax and Loan notes, averaged $162.0 million or 6.1% of total average interest-bearing liabilities during 1996 compared with $146.0 million or 5.8% during 1995. Long-term debt accounted for $83.3 million or 3.2% of average interest-bearing funds during 1996, decreasing from $102.8 million or 4.1% in 1995.
     To finance the February 28, 1995 acquisition, the Corporation's Parent company obtained a $115 million seven year amortizing revolving credit facility.  The revolving credit facility requires annual principal payments of $16.5 million with a final payment of $16 million.  During
1996, the Corporation prepaid the scheduled 1997 and a portion of the 1998 amounts due. The outstanding balance of $58.4 million at December 31, 1996 has a fixed interest rate of 7.65%. Of this amount, $51.4 million and $7.0 million reprice in March 1997 and March 1998, respectively. The Parent company services the debt's principal and interest payments with dividends from the subsidiary
banks.   The agreement also requires the Corporation to maintain certain financial covenants. The Corporation is in full compliance with all debt covenants as of December 31, 1996. A summary of long-term debt balances as of December 31, 1996 and 1995 appears in Note 9 to the Consolidated Financial Statements.
     In September 1996, one of the Corporation's subsidiaries obtained a $20 million one year borrowing from the Federal Home Loan Bank. The interest rate is based on the six-month LIBOR rate less three basis points and reprices on March 24, 1997. At December 31, 1996 the interest rate was 5.82%.

CAPITAL RESOURCES
Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Both bank subsidiaries within the Corporation have sufficient capital to maintain a "well capitalized" designation, (the FDIC's highest rating). As summarized below, the Corporation's capital ratios were in excess of regulatory requirements.


------------------------------------------------------------------
                    Regulatory Minimum
                 ------------------------         December 31,
                              "Well        -----------------------
                 Required   Capitalized"    1996     1995    1994
------------------------------------------------------------------
Risk based:
 Tier I capital    4.00%       6.00%        9.39%     8.79%  13.44%
 Total capital     8.00       10.00        10.64     10.04   14.69

Tier I leverage    4.00        5.00         7.33      6.65    9.52

     The Corporation declared cash dividends of $1.01 per share in 1996, an increase of 12.2% over 1995 dividends of $0.90 per share. Citizens Banking Corporation or its predecessor, Citizens Commercial & Savings Bank, have paid dividends every year since 1892 except for several years during the depression of the 1930's.
     The Corporation maintains a stock repurchase program initiated in November 1987. During 1996, 128,500 shares were purchased at an average cost of $29.34 per share. A total of 1,260,970 shares have been purchased under this program at an average price of $15.84 per share. Effective January 27, 1997, the Corporation's stock repurchase program was formally rescinded by its Board of Directors in conjunction with the agreement to acquire CB Financial Corporation.

NEW ACCOUNTING PRONOUNCEMENTS
In March 1995 the Financial Accounting Standards Board issued Statement
No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Statement establishes accounting standards for the impairment of long-lived assets, such as fixed assets; certain identifiable intangibles, and goodwill related to those assets. It also specifies when assets should be reviewed for impairment, how to determine whether an asset is impaired, how to measure an impairment loss and what financial disclosures are necessary. The Corporation adopted the Statement effective January 1, 1996 and the impact was not material.
     In June 1996 the Financial Accounting Standards Board issued Statement
No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". In December 1996, the Financial Accounting Standards Board issued Statement No. 127 which delayed the effective dates of certain provisions of the original Statement. The Statements establish accounting and reporting standards to assist in determining when to recognize or derecognize financial assets and liabilities in the financial statements after a transfer of financial assets has occurred. The Corporation will adopt the Statement effective January 1, 1997 and 1998 as permitted and does not expect the impact to be material.

     LIQUIDITY AND DEBT CAPACITY

     The liquidity position of the Corporation is monitored for both subsidiaries and the Parent company to ensure that funds are available at a reasonable cost to meet financial commitments, to finance business expansion and to take advantage of unforeseen opportunities. The Corporation's subsidiary banks derive liquidity primarily through core deposit growth and maturity of money market investments, investment securities and loans. Additionally, the Corporation's subsidiary banks have access to market borrowing sources on an unsecured, as well as a collateralized basis, for short-term purposes. Management has not had to rely on borrowings from either the Federal Reserve, the Federal Home Loan Bank or the sale of investment securities to meet liquidity requirements. Another source of liquidity is the ability of the Corporation's Parent company to borrow funds on both a short-term and long-term basis.
     Various techniques are used by the Corporation to measure liquidity, including ratio analysis. Some ratios monitored by the Corporation include: loans to deposits, core funding (deposits plus a portion of repurchase agreements and long term debt less single maturity certificates of deposits) to total funding (volatile funding plus core funding) and liquid assets to volatile funding (interest bearing liabilities plus noninterest bearing deposits less
core funding).   During 1996, the Corporation's strategy to operate at lower levels of liquid assets to volatile funding and a higher loan to deposit ratio improved the asset mix, resulting in increased net interest income. The Corporation experienced no liquidity or operational problems as a result of the reduced liquidity levels. These ratios are summarized below for the last three years.


December 31                                                  1996   1995   1994
---------------------------------------------------------------------------------
Average loans to deposits                                    88.7%  85.2%  80.0%
Liquid assets to volatile
funding                                                      63.1  108.5  100.9
Core funding to total funding                                89.4   88.8   89.2

     The subsidiary banks manage liquidity to meet client cash flow needs while maintaining funds available for loan and investment opportunities. As discussed in Note 16 to the Consolidated Financial Statements, the Federal Reserve Bank requires the Corporation's banking subsidiaries to maintain certain noninterest-bearing deposits. These balances averaged $34.7 million and $41.2 million during 1996 and 1995, respectively.
     The liquidity of the Parent company is managed to provide funds to pay dividends to shareholders, service debt, invest in subsidiaries and to satisfy other operating requirements. The Parent company's primary source of liquidity is dividends from its subsidiaries. During 1996, the Parent company received $53.1 million in dividends from subsidiaries and paid $14.5 million in dividends to its shareholders. The amount of the upstream dividends increased $28.7 million in 1996 as compared to 1995 and was attributable in part, to the June 1, 1996 consolidation of the six Michigan chartered banks. This consolidation allowed the surviving bank greater upstream dividend capacity while still maintaining sufficient capital. As discussed in Note 16 to the Consolidated Financial Statements, $2.8 million was available as of January 1, 1997 for payment to the Parent company as dividends by the Corporation's banking subsidiaries without further regulatory approval. Amounts earned by subsidiaries in 1997 may also become available for such dividend payments. Additional amounts may be available for payment subject to regulatory approval.
     The Corporation's long-term debt to equity ratio was 26.7% as of December 31, 1996 compared with 35.5% as of December 31, 1995. Decreases in long-term debt during 1996 are discussed in the section titled "Borrowed
Funds". Management believes that the Corporation has sufficient liquidity and capacity sources to meet presently known cash flow requirements arising from ongoing business transactions.

     INTEREST RATE RISK

     Interest rate risk generally arises when the maturity or repricing structure of the Corporation's assets and liabilities differs significantly. Asset/liability management, which among other things addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income, maintain sufficient liquidity and minimize exposure to significant changes in interest rates. This process includes monitoring contractual and expected repricing of assets and liabilities as well as forecasting earnings under different interest rate scenarios and balance sheet structures. Generally, management seeks a structure that insulates net interest income from large swings attributable to changes in market interest rates.
Table 11 depicts the Corporation's asset/liability static sensitivity ("GAP") as of December 31, 1996.



TABLE 11. INTEREST RATE SENSITIVITY

                                                                                   TOTAL
December 31, 1996                1           2 - 3         4 - 6       7 - 12      WITHIN          1-5          Over
(in millions)                  Month         Months        Months      Months      1 YEAR         Years        5 Years       Total
------------------------------------------------------------------------------------------------------------------------------------
RATE SENSITIVE ASSETS(3)
 Loans and leases              $844.6       $ 119.6        $178.4      $ 272.3     $1,414.9      $  882.6       $323.2     $2,620.7
 Investment securities           22.4          48.6          31.6         46.0        148.6         308.7        122.9        580.2
 Short-term investments           2.1          10.0           ---         ---          12.1           ---          ---         12.1
                               ------       -------        ------      -------     --------      --------       ------     --------
    Total                      $869.1       $ 178.2        $210.0      $ 318.3     $1,575.6      $1,191.3       $446.1     $3,213.0
                               ======       =======        ======      =======     ========      ========       ======     ========
RATE SENSITIVE LIABILITIES
 Deposits (2)                  $176.6       $ 258.5        $280.6      $ 470.4     $1,186.1      $1,029.9       $177.0     $2,393.0
 Short-term borrowings          176.4           ---          ---           ---        176.4           ---         ---         176.4
 Long-term debt                  21.2          51.5           0.1          ---         72.8           6.9          4.4         84.1
                               ------       -------        ------      -------     --------      --------       ------     --------
    Total                      $374.2       $ 310.0        $280.7      $ 470.4     $1,435.3      $1,036.8       $181.4     $2,653.5
                               ======       =======        ======      =======     ========      ========       ======     ========

Period GAP (1)                 $494.9       $(131.8)       $(70.7)     $(152.1)    $  140.3      $  154.5       $264.7     $  559.5
Cumulative GAP                  494.9         363.1         292.4        140.3                      294.8        559.5
Cumulative GAP to
   Total Assets                14.21%        10.42%         8.39%        4.03%        4.03%         8.46%       16.06%       16.06%
Multiple of Rate Sensitive
   Assets to Liabilities         2.32          0.57          0.75         0.68         1.10          1.15         2.46         1.21

(1)  GAP is the excess of rate sensitive assets (liabilities).
(2) Includes interest bearing savings and demand deposits without contractual maturities of $349 million in the less than one year category and $847 million in the over one year category. This runoff is based on historical trends, which reflects industry standards.
(3) Incorporates prepayment projections for certain assets which may shorten the time frame for repricing or maturity compared to contractual runoff.

     As shown, the Corporation's interest rate risk position is well balanced in the less than one year time frame with rate sensitive assets exceeding rate sensitive liabilities by $140.3 million. This position suggests that the Corporation's net interest income may not be significantly impacted by changes in interest rates over the next 12 months. Management is continually reviewing its interest rate risk position and modifying its strategies based on projections to minimize the impact of future interest rate declines. While traditional GAP analysis does not always incorporate adjustments for the magnitude or timing of noncontractual repricing, Table 11 does incorporate appropriate adjustments as indicated in footnotes 2 and 3 to the table. Because of these and other inherent limitations of any GAP analysis, management utilizes simulation modeling as its primary tool to evaluate the impact of changes in interest rates and balance sheet strategies. Management uses these simulations to develop strategies that can limit interest rate risk and provide liquidity to meet client loan demand and deposit preferences.

TABLE 12. LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                                                Due Within        One to            After
December 31 (in millions)                                        One Year        Five Years        Five Years          Total
-----------------------------------------------------------------------------------------------------------------------------
Commercial                                                       $500.8            $428.1             $46.7          $  975.6
Real estate-construction                                           25.6              11.8               0.4              37.8
                                                                 ------            ------             -----          --------
 Total                                                           $526.4            $439.9             $47.1          $1,013.4
                                                                 ======            ======             =====          ========
Loans above:
 With floating interest rates                                    $353.3            $183.7             $36.8          $  573.8
 With predetermined interest rates                                173.1             256.2              10.3             439.6
                                                                 ------            ------             -----          --------
  Total                                                          $526.4            $439.9             $47.1          $1,013.4
                                                                 ======            ======             =====          ========


TABLE 13. SELECTED QUARTERLY INFORMATION

                                                            1996                                        1995
                                         ----------------------------------------     ----------------------------------------
(in thousands except per share data)      FOURTH      THIRD      SECOND     FIRST     Fourth      Third     Second      First
------------------------------------------------------------------------------------------------------------------------------
Interest income                          $64,632     $64,401    $63,912    $62,969    $63,752    $62,779    $62,248    $51,821
Interest expense                          27,827      27,202     27,045     27,724     28,216     27,734     26,887     20,268
Net interest income                       36,805      37,199     36,867     35,245     35,536     35,045     35,361     31,553
Provision for loan losses                  1,771       3,021      1,771      1,771      1,937      1,504      1,580      1,420
Investment securities gains                   21          21          7         52         79         15         13         91
Noninterest income                         9,776      11,424      9,741      9,488      9,790      9,586      8,889      7,971
Noninterest expense                       31,119      32,190     31,853     30,824     29,952     30,587     32,468     28,080
Net income                                 9,817       9,603      9,260      8,741      9,759      8,984      7,469      7,384

PER SHARE OF COMMON STOCK
Net income:
  Primary                                   0.67        0.65       0.63       0.60       0.67       0.62       0.51       0.51
  Fully diluted                             0.67        0.65       0.63       0.60       0.67       0.61       0.51       0.51
Cash dividends declared                     0.26        0.26       0.26       0.23       0.23       0.23       0.23       0.21
Market value:(1)
  High                                     32.25       29.50      31.50      31.50      32.50      33.25      31.00      27.00
  Low                                      28.75       27.25      27.50      28.50      29.00      29.25      25.25      24.94
  Close                                    31.50       28.63      29.00      30.50      29.75      30.38      29.75      26.50

(1) Citizens Banking Corporation common stock is traded on the National Market tier of the Nasdaq stock market (trading symbol: CBCF). At December 31, 1996, there were approximately 6,700 shareholders of the Corporation's common stock.

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

     YEAR ENDED DECEMBER 31, 1995 COMPARED WITH 1994

     Citizens Banking Corporation earned $33,596,000 or $2.30 per fully diluted
share during 1995 compared with $29,414,000 or $2.03 per share in 1994.   Net
income was up $4,182,000 or $0.27 per fully diluted share over the prior year and reflected a 14.2% increase. Return on assets declined 6.4% from 1.09% in 1994 to 1.02% in 1995. This decline is attributable to additional interest expense, intangible asset amortization costs and nonrecurring systems conversion costs associated with the first quarter 1995 acquisition. Overall, the increase in net income in 1995 reflects improvement in net interest income and noninterest income offset, in part, by increases in the provision for loan lossess, noninterest expense and income taxes.
     Net interest income for 1995 was $137,495,000, an increase of 16.1% over 1994 net interest income of $118,400,000. This increase resulted from higher levels of earning assets partially offset by increased interest bearing liabilities, both attributable to the first quarter 1995 acquisition. Yields on assets increased 75 basis points in 1995 from 1994. However, rates paid on funding sources increased 109 basis points due to higher rates paid on time deposits and long-term debt. As a result, the net interest margin decreased to 4.77% in 1995, a 22 basis point decline from 1994.
     The provision for loan losses increased to $6,441,000 in 1995 compared with $5,303,000 in 1994 as a result of the acquisition. Net loan charge-offs were 0.16% of average total loans in 1995, down from 0.17% in 1994. As of December 31, 1995, the ratio of the allowance for loan losses to net charge-offs improved to 9.6 times compared with 7.9 times as of December 31, 1994.
     Noninterest income accounted for 20.9% of total operating income or 1.1% of average assets in 1995, decreasing from 22.2% or 1.3%, respectively, in 1994. The decline was primarily the result of discontinuing the Travel Banking product line in early 1995, which provided bankcard merchant fee income. This decrease was more than offset by reductions in associated operating expenses,
including interchange and other bankcard expenses.   Excluding the effects of
the Travel Banking product line and the newly acquired banks, 1995 noninterest income increased by 2.7% over 1994 levels. Excluding the results of the acquired banks, trust income increased $246,000 or 2.5%. The largest increases occurred in employee benefit trust services. Deposit service charges increased 12.7% including the results of the newly acquired banks. Brokerage and investment fees decreased $196,000, or 13.8%, excluding the impact of the acquired banks. The decrease in brokerage and investment fees is due to lower market penetration and a temporary reduction in staff during the first half of 1995. Other loan income increased $615,000 from 1994, primarily attributable to premiums on the sale of student loans and loan servicing income from the operations of the acquired banks. Net gains on sale of mortgages were $327,000 in 1995 compared with $255,000 in 1994. Excluding the acquired banks, other loan income increased $25,900 or 2.0% in 1995 as compared to 1994. ATM fees increased $222,000, or 16.9%, excluding the impact of the acquired banks, due to increased volumes. Increases in cash management services, safe deposit and the other fees resulted primarily from the acquired banks.
     Excluding the effects of the acquired banks, noninterest expense decreased $4,143,100, or 3.9% in 1995, from 1994 primarily due to a reduction in the FDIC insurance assessments paid by the Corporation's banks for the last seven months of 1995 and the discontinuance of the Travel Banking product line. FDIC insurance assessments decreased by $1,800,000, or 35.6% in 1995 as compared to
1994.   The decline resulted from a new rate schedule implemented by the FDIC partially offset by an increase in the Corporation's deposit base due to the purchase of the acquired banks.
     Compensation is the Corporation's largest noninterest expense. Excluding the impact of the acquired banks, total compensation expense increased 0.2% in 1995 as compared to 1994. This modest increase was primarily due to continued health care benefit cost containment and declines in the number of full-time equivalent employees, offset in part by higher incentive compensation and merit increases.
     Excluding the impact of the acquired banks, occupancy expense declined $326,000, or 4.0% and equipment expense increased $119,000 or 1.4% compared to the previous year. Intangible asset amortization increased $3,085,000 in 1995 compared with 1994 as a result of the February 28, 1995 acquisition. During the second and third quarters of 1995, the Corporation completed all system integration and conversions for the acquired banks to operate within Citizens'
corporate systems.   This conversion allowed the Corporation to realize cost
savings from the consolidated operating systems beginning in the fourth quarter of 1995.

     Excluding the impact of the acquired banks, bankcard processing expense declined $2,882,000 or 50.3% as compared to 1994, primarily due to the discontinuance of the Travel Banking product line in early 1995 which had previously generated significant amounts of interchange and other bankcard expense.
     Income tax expense for 1995 increased 24.4% compared with 1994. This increase resulted from higher pretax earnings combined with lower tax-exempt interest income.
     The Corporation had total average assets of $3.280 billion in 1995, up from 1994 average assets of $2.711 billion, primarily due to the acquisition. Average loans and leases comprise 76.7% of total earning assets in 1995, up from 71.9% in 1994. Much of this growth occurred in the consumer and commercial loan portfolios due to improved economic conditions and the acquisition. Average money market investment balances, primarily federal funds sold and Eurodollar time deposits increased $72.7 million in 1995 from 1994 levels.
     Total average deposits were 19.5% higher in 1995 compared with 1994, primarily due to the acquisition. Customer preferences resulted in deposit balance shifts from savings to time accounts in 1995 as indicated by average savings deposits remaining nearly unchanged despite the acquisition. Average short-term borrowings, comprised primarily of securities sold under agreements to repurchase, decreased slightly to 5.9% of average interest-bearing liabilities in 1995 compared with 6.9% in 1994.
     Long-term debt accounted for $102.8 million or 4.1% of average interest-bearing funds during 1995, increasing from $8.7 million or 0.4% in 1994. To finance the acquisition of the acquired banks, the Corporation's Parent company obtained a $115 million seven year amortizing revolving credit facility. The Parent company services the debt's principal and interest payments with dividends from the subsidiary banks. Average shareholders' equity was $277.6 million at December 31, 1995, an 8.2% increase over the 1994 average of $256.6 million.

CONSOLIDATED BALANCE SHEETS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES


                                                                        December 31,
(in thousands except share amounts)                                   1996        1995
-----------------------------------------------------------------------------------------
ASSETS
 Cash and due from banks                                           $  137,867  $  172,754
 Money market investments:
  Interest-bearing deposits with banks                                     84      10,090
  Federal funds sold                                                      ---      50,000
  Term federal funds sold and other                                    12,043      89,744
                                                                   ----------  ----------
     Total money market investments                                    12,127     149,834
 Investment securities available-for-sale (amortized cost
  $578,788 in 1996; $565,547 in 1995)                                 580,171     570,912
 Loans:
  Commercial                                                          975,628     905,947
  Real estate construction                                             37,803      33,984
  Real estate mortgage                                                541,809     457,758
  Consumer                                                          1,018,318     970,755
  Lease financing                                                      47,173      60,069
                                                                   ----------  ----------
     Total loans                                                    2,620,731   2,428,513
  Less: Allowance for loan losses                                     (35,997)    (34,771)
                                                                   ----------  ----------
     Net loans                                                      2,584,734   2,393,742
 Premises and equipment                                                61,331      63,147
 Intangible assets                                                     64,916      70,385
 Other assets                                                          42,704      43,148
                                                                   ----------  ----------
     Total assets                                                  $3,483,850  $3,463,922
                                                                   ==========  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Noninterest-bearing deposits                                      $  471,780  $  506,116
 Interest-bearing deposits                                          2,393,027   2,358,585
                                                                   ----------  ----------
     Total deposits                                                 2,864,807   2,864,701
 Federal funds purchased and securities sold
  under agreements to repurchase                                      146,903     130,556
 Other short-term borrowings                                           29,515      15,468
 Other liabilities                                                     43,250      50,600
 Long-term debt                                                        84,133     105,411
                                                                   ----------  ----------
     Total liabilities                                              3,168,608   3,166,736
SHAREHOLDERS' EQUITY
 Preferred stock - no par value:
    Authorized - 5,000,000 shares
    Issued - none                                                         ---         ---
 Common  stock - no par value:
  Authorized - 40,000,000 shares
  Issued and outstanding - 14,340,020 in 1996; 14,333,920 in 1995      89,231      91,480
 Retained earnings                                                    225,112     202,219
 Net unrealized gain on securities available-for-sale, net of tax         899       3,487
                                                                   ----------  ----------
     Total shareholders' equity                                       315,242     297,186
                                                                   ----------  ----------
     Total liabilities and shareholders' equity                    $3,483,850  $3,463,922
                                                                   ==========  ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION AND SUBSIDIARIES


(in thousands except share amounts)                                   1996          1995        1994
------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                       $219,266      $201,242     $144,263
  Interest and dividends on investment securities:
    Taxable                                                          24,048        22,531       22,725
    Nontaxable                                                        9,085         9,403       10,568
  Money market investments                                            3,515         7,424        2,433
                                                                   --------      --------     --------
       Total interest income                                        255,914       240,600      179,989
                                                                   --------      --------     --------
INTEREST EXPENSE
  Deposits                                                           96,035        88,157       56,020
  Short-term borrowings                                               7,466         7,221        5,115
  Long-term debt                                                      6,297         7,727          454
                                                                   --------      --------     --------
       Total interest expense                                       109,798       103,105       61,589
                                                                   --------      --------     --------
NET INTEREST INCOME                                                 146,116       137,495      118,400
Provision for loan losses                                             8,334         6,441        5,303
                                                                   --------      --------     --------
       Net interest income after provision for loan losses          137,782       131,054      113,097
                                                                   --------      --------     --------
NONINTEREST INCOME
  Trust fees                                                         12,316        11,314        9,697
  Service charges on deposit accounts                                10,242         9,717        8,619
  Bankcard fees                                                       5,968         5,635        7,694
  Other loan income                                                   3,166         1,925        1,310
  Investment securities gains                                           101           198          157
  Other                                                               8,737         7,645        6,377
                                                                   --------      --------     --------
       Total noninterest income                                      40,530        36,434       33,854
                                                                   --------      --------     --------
NONINTEREST EXPENSE
  Salaries and employee benefits                                     68,242        64,357       55,722
  Equipment                                                           9,804         9,709        8,505
  Occupancy                                                           9,294         9,000        8,050
  Intangible asset amortization                                       5,469         4,687        1,602
  FDIC insurance premiums                                                 9         3,250        5,050
  Bankcard fees                                                       3,831         3,418        6,095
  Stationery and supplies                                             3,649         3,570        2,762
  Postage and delivery                                                3,419         3,189        2,359
  Advertising and public relations                                    3,247         2,386        1,717
  Other                                                              19,022        17,521       15,383
                                                                   --------      --------     --------
       Total noninterest expense                                    125,986       121,087      107,245
                                                                   --------      --------     --------
INCOME BEFORE INCOME TAXES                                           52,326        46,401       39,706
Income taxes                                                         14,905        12,805       10,292
                                                                   --------      --------     --------
NET INCOME                                                         $ 37,421      $ 33,596     $ 29,414
                                                                   ========      ========     ========
Net Income Per Share:
  Primary                                                          $   2.55      $   2.31     $   2.03
  Fully diluted                                                    $   2.55      $   2.30     $   2.03
Average shares outstanding:
  Primary                                                        14,666,146    14,574,871   14,463,068
  Fully diluted                                                  14,696,805    14,611,736   14,511,706

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CITIZENS BANKING CORPORATION AND SUBSIDIARIES



                                                Common    Retained   Unrealized
(in thousands except per share amounts)         Stock     Earnings   Gain (Loss)   Total
----------------------------------------------------------------------------------------
BALANCE - JANUARY 1, 1994                      $ 91,627   $163,536    $   ---   $255,163

  Net income                                                29,414                29,414
  Exercise of stock options, net of
    shares purchased                              1,602                            1,602
  Cash dividends-$0.82 per share                           (11,557)              (11,557)
  Shares acquired for retirement                 (3,986)                          (3,986)
  Effect on January 1, 1994 of change in
    accounting for investment
    securities, net of
    deferred tax of $3,544                                              6,582      6,582
  Net unrealized loss on securities
    available-for-sale,
    net of tax effect of $9,955                                       (18,488)   (18,488)
                                               --------   --------    -------   --------
BALANCE - DECEMBER 31, 1994                      89,243    181,393    (11,906)   258,730

  Net income                                                33,596                33,596
  Exercise of stock options, net of
    shares purchased                              2,237                            2,237
  Cash dividends-$0.90 per share                           (12,770)              (12,770)
  Net unrealized gain on securities
    available-for-sale,
    net of tax effect of $8,289                                        15,393     15,393
                                               --------   --------    -------   --------
BALANCE - DECEMBER 31, 1995                      91,480    202,219      3,487    297,186

  Net income                                                37,421                37,421
  Exercise of stock options, net of
    shares purchased                              1,523                            1,523
  Cash dividends-$1.01 per share                           (14,528)              (14,528)
  Shares acquired for retirement                 (3,772)                          (3,772)
  Net unrealized loss on securities
    available-for-sale,
    net of tax effect of $1,394                                        (2,588)    (2,588)
                                               --------   --------    -------   --------
BALANCE - DECEMBER 31, 1996                    $ 89,231   $225,112    $   899   $315,242
                                               ========   ========    =======   ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                      YEAR ENDED DECEMBER 31,
(in thousands)                                                   1996          1995          1994
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                   $ 37,421      $ 33,596       $29,414
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for loan losses                                   8,334         6,441         5,303
      Depreciation                                                7,178         7,272         6,228
      Amortization of goodwill and other intangibles              5,469         4,687         1,602
      Deferred income taxes (credit)                             (1,168)           73          (171)
      Net amortization on investment securities                   1,484         3,019         3,232
      Investment securities gains                                  (101)         (198)         (157)
      Other                                                      (4,344)          132        (2,260)
                                                               --------      ---------     --------
           Net cash provided by operating activities             54,273        55,022        43,191
                                                               --------      ---------     --------
INVESTING ACTIVITIES:
  Net (increase) decrease in money market investments           137,707       (21,599)      (19,035)
  Securities available-for-sale:
      Proceeds from sale                                          2,783         6,980       190,275
      Proceeds from maturity                                    374,675       172,975       187,561
      Purchase                                                 (392,082)     (130,782)     (312,969)
  Net increase in loans and leases                             (199,326)      (87,272)      (39,177)
  Purchases of premises and equipment                            (5,362)       (6,583)       (4,772)
  Net cash used for acquisition of subsidiary                       ---       (59,434)          ---
                                                               --------      ---------     --------
           Net cash provided (used) by investing activities     (81,605)     (125,715)        1,883
                                                               --------      ---------     --------
FINANCING ACTIVITIES:
  Net decrease in demand and savings deposits                   (64,178)      (81,726)      (29,513)
  Net increase in time deposits                                  64,284       153,423        35,081
  Net increase (decrease) in short-term borrowings               30,394       (45,415)      (12,296)
  Proceeds from issuance of long-term debt                       20,000       115,000           ---
  Principal reductions in long-term debt                        (41,278)      (19,394)       (5,616)
  Cash dividends paid                                           (14,528)      (12,770)      (11,557)
  Proceeds from stock options exercised                           1,523         2,237         1,602
  Shares acquired for retirement                                 (3,772)          ---        (3,986)
                                                               --------      ---------     --------
           Net cash provided (used) by financing activities      (7,555)      111,355       (26,285)
                                                               --------      --------      --------
Net increase (decrease) in cash and due from banks              (34,887)       40,662        18,789
Cash and due from banks at beginning of year                    172,754       132,092       113,303
                                                               --------      --------      --------
Cash and due from banks at end of year                         $137,867      $172,754      $132,092
                                                               ========      ========      ========

Supplemental Cash Flow Information:
  Interest paid                                            $112,522       $95,267       $61,257
  Income taxes paid                                          16,250        12,580        10,235


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

INVESTMENT SECURITIES
Investment securities must be classified into three categories: held-to-maturity, available-for-sale or trading. Only those securities classified as held-to-maturity are reported at amortized cost, with those available-for-sale and trading reported at fair value with unrealized gains and losses included in shareholders' equity or income, respectively. In the event that an investment security is sold, the adjusted cost of the specific security sold is used to compute the applicable gain or loss.

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

RECLASSIFICATIONS
Certain amounts have been reclassified to conform to the current year presentation.

     NOTE 2. ACQUISITIONS

     At the close of business on February 28, 1995, the Corporation purchased the four Michigan affiliates of Banc One Corporation, located in East Lansing, Fenton, Sturgis and Ypsilanti, for $115 million in cash. The transaction was accounted for as a purchase and the four banks ("acquired banks") were merged into Citizens Bank headquartered in Flint, Michigan effective immediately after the acquisition. Total assets acquired of $670 million included net loans of $532 million, investment securities and money market investments of $57
million and deposits of $541 million.   Cost-in-excess of the fair value of
identifiable net assets acquired was $59.2 million and is being amortized over 15 years.
     In January 1997, the Corporation announced an agreement to acquire CB Financial Corporation headquartered in Jackson, Michigan. CB Financial Corporation has a combined asset base of $826 million and operates thirty nine offices throughout Michigan. The Corporation will issue approximately 4.2 million shares of stock in a tax free exchange for all of the outstanding stock of CB Financial Corporation. The acquisition will be accounted for as a pooling of interests and is expected to be completed by the end of the second quarter of 1997.

     NOTE 3. INVESTMENT SECURITIES

     The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow:


---------------------------------------------------------------------------------------------------------------------
                                        DECEMBER 31, 1996                             December 31, 1995
                           --------------------------------------------  --------------------------------------------
                                      ESTIMATED    GROSS       GROSS                Estimated    Gross       Gross
                           AMORTIZED    FAIR     UNREALIZED  UNREALIZED  Amortized    Fair     Unrealized  Unrealized
(in thousands)               COST       VALUE      GAINS       LOSSES      Cost       Value      Gains       Losses
---------------------------------------------------------------------------------------------------------------------
U.S. Treasury               $162,217   $161,409        $402      $1,210   $197,872   $198,462        $958        $367
Federal agencies:
  Mortgage-backed            116,038    115,976         451         513     77,349     77,477         471         343
  Other                       97,645     97,232         112         525     70,436     70,546         135          25
State and municipal          188,793    191,373       3,128         548    209,068    213,491       5,183         760
Mortgage and asset-backed      1,486      1,518          32          --      4,090      4,149          58          --
Other                         12,609     12,663          54          --      6,732      6,787          55          --
                            --------   --------      ------      ------   --------   --------      ------      ------
  Total                     $578,788   $580,171      $4,179      $2,796   $565,547   $570,912      $6,860      $1,495
                            ========   ========      ======      ======   ========   ========      ======      ======

     The amortized cost and approximate fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to prepayment or early call privileges of the borrower.


------------------------------------------------------------
                                                  Estimated
                                       Amortized    Fair
(in thousands)                           Cost       Value
------------------------------------------------------------
Due within one year                     $ 47,687   $ 47,593
One to five years                        293,585    293,783
Five to ten years                         65,975     66,855
After ten years                           41,408     41,783
                                        --------   --------
                                         448,655    450,014
Equity securities                         12,609     12,663
Mortgage and asset-backed securities     117,524    117,494
                                        --------   --------
Total                                   $578,788   $580,171
                                        ========   ========

     Sales of investment securities resulted in realized gains and losses as follows:


-----------------------------------------------
                       Year Ended December 31,
(in thousands)        1996      1995      1994
-----------------------------------------------
Securities gains       $103      $202     $326
Securities losses        (2)       (4)    (169)
                       ----      ----     ----
Net gain               $101      $198     $157
                       ====      ====     ====

     Investment securities must be classified into three categories: held-to-maturity, available-for-sale or trading. Only those securities classified as held-to-maturity are reported at amortized cost, with those available-for-sale and trading reported at fair value with unrealized gains and losses included in shareholders' equity or income, respectively. The Corporation currently holds all investment securities in the available-for-sale category.
     The Financial Accounting Standards Board Statement No. 119 defines a derivative as a future, forward, swap, option contract or other financial instrument with similar characteristics. The Corporation has not utilized derivatives or related types of financial instruments except for Federal agency collateralized mortgage obligations and, therefore, this Statement does not have a material impact. The Corporation's policy only allows the purchase of collateralized mortgage obligations that are composed of mortgage backed securities issued by a Federal Agency. Most CMO's purchased are in early tranches with short average lives. These tranches are generally classified in the Planned Amortization Class and have well-defined prepayment assumptions (Super PAC's). The Corporation's CMO's are periodically tested to ensure compliance with guidelines established by the Federal Financial Institutions Examination Council.
     Securities with amortized cost of $249.6 million at December 31, 1996, and $278.2 million at December 31, 1995, were pledged to secure public deposits, repurchase agreements, and other liabilities. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders' equity at December 31, 1996 or 1995.

     NOTE 4. LOANS AND NONPERFORMING ASSETS

     The Corporation extends credit primarily within the local markets of its two bank subsidiaries located in Michigan and Illinois. Within the State of Michigan, the market areas extend along the Interstate 75 corridor from northern suburban Detroit to the greater Grayling/Gaylord area with expansion into western suburban Detroit and central and southwestern Michigan in 1995. The Illinois affiliate extends credit within the western suburban market of Chicago. The Corporation has limited its credit risk by establishing guidelines to review its aggregate outstanding commitments and loans to particular borrowers, industries and geographic areas. Collateral is secured based on the nature of the credit and management's credit assessment of the customer.
     The Corporation's loan portfolio is widely diversified by borrowers with no concentration within a single industry that exceeds 10% of total loans. The Corporation has no loans to foreign countries and generally does not participate in large national loan syndications or highly leveraged transactions. Most of the Corporation's commercial real estate loans consist of mortgages on owner-occupied properties. Those borrowers are involved in business activities other than real estate, and the sources of repayment are not dependent on the performance of the real estate market.
     A summary of nonperforming assets follows:


---------------------------------------------------
                                    December 31,
(in thousands)                     1996     1995
---------------------------------------------------
Nonperforming loans:
  Nonaccrual                      $17,788  $18,624
  Loans 90 days past due
  (still accruing)                  1,362      432
  Restructured                        502      494
                                  -------  -------
    Total nonperforming loans      19,652   19,550
Other real estate                     749    1,568
                                  -------  -------
    Total nonperforming assets    $20,401  $21,118
                                  =======  =======

     The effect of nonperforming loans on interest income follows:


------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                     1996      1995      1994
------------------------------------------------------------
Interest income:
  At original contract rates      $ 1,513    $2,509  $  1,879
  As actually recognized              818     1,427     1,128
                                  -------    ------  --------
   Interest foregone              $   695    $1,082  $    751
                                  =======    ======  ========

     There are no significant commitments outstanding to lend additional funds to clients whose loans were classified as nonaccrual or restructured at December 31, 1996.
     At December 31, 1996, loans considered to be impaired under the Statements totaled $16.3 million (of which $9.2 million were on a nonaccrual basis). Included within this amount is $7.9 million of impaired loans for which the related allowance for loan losses is $0.8 million and $8.4 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $18.8 million. For the year ended December 31, 1996, the Corporation recognized interest income of $1.7 million which included $0.9 million of interest income recognized using the cash basis method of income recognition.
     At December 31, 1995, loans considered to be impaired totaled $16.6 million (of which $10.1 million were on a nonaccrual basis). Included within this amount is $4.7 million of impaired loans for which the related allowance for loan losses is $0.8 million and $11.9 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $19.9 million. For the year ended December 31, 1995, the Corporation recognized interest income of $1.5 million which included $0.8 million of interest income recognized using the cash basis method of income recognition.
     Certain directors and executive officers of the Corporation and its significant subsidiaries, including their families and entities in which they have 10% or more ownership, were clients of the banking subsidiaries. Total loans to these clients aggregated $27.5 million and $11.2 million at December 31, 1996 and 1995, respectively. During 1996, new loans of $22.0 million were made and repayments totaled $5.7 million. All such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unrelated parties and did not involve more than normal risk of collectibility.
     In May 1995, Financial Accounting Standards Board issued Statement No. 122 "Accounting for Mortgage Servicing Rights". The Statement amends FASB Statement No. 65 to require mortgage banking related companies to recognize as a separate asset the rights to service mortgage loans for others regardless of how those servicing rights are acquired. This may be through purchase or origination of the mortgage loans. The Statement is effective for years beginning after December 15, 1995. In September 1996, the Corporation sold its residential mortgage loan servicing operations and as a result of the sale, the Statement has no material impact on the Corporation.

     NOTE 5. ALLOWANCE FOR LOAN LOSSES

     A summary of changes in the allowance for loan losses follows:


-------------------------------------------------------------
(in thousands)                   1996        1995      1994
-------------------------------------------------------------
Balance - January 1               $ 34,771  $ 24,714  $ 22,547
 Allowance of acquired banks            --     7,235        --
 Provision for loan losses           8,334     6,441     5,303
 Charge-offs                       (10,695)   (7,921)   (6,114)
 Recoveries                          3,587     4,302     2,978
                                  --------  --------  --------
  Net charge-offs                   (7,108)   (3,619)   (3,136)
                                  --------  --------  --------
Balance - December 31             $ 35,997  $ 34,771  $ 24,714
                                  ========  ========  ========


    NOTE 6. PREMISES AND EQUIPMENT

     A summary of premises and equipment follows:


------------------------------------------------------
                                     December 31,
(in thousands)                     1996      1995
------------------------------------------------------
Land                            $ 10,750  $ 10,792
Buildings                         73,256    71,363
Leasehold improvements             3,416     3,391
Furniture and equipment           66,133    63,843
                                --------  --------
                                 153,555   149,389
Accumulated depreciation
 and amortization                (92,224)  (86,242)
                                --------  --------
Total                           $ 61,331  $ 63,147
                                ========  ========

     Certain branch facilities and computer equipment are leased under various operating leases. Total rental expense, including expenses related to these operating leases, was $2.4 million in 1996; $2.1 million in 1995 and $1.8 million in 1994. Future minimum rental commitments under noncancelable operating leases, net of sublease payments, are as follows at December 31, 1996: $1.1 million in 1997; $1.0 million in 1998; $0.9 million in 1999; $0.7 million in 2000; $0.5 million in 2001, and $1.1 million after 2001.

     NOTE 7. DEPOSITS

     A summary of deposits follows:


---------------------------------------------------------
(in thousands)                       1996          1995
---------------------------------------------------------
Noninterest-bearing demand       $  471,780    $  506,116
Interest-bearing demand             311,690       318,390
Savings                             884,550       907,691
Time deposits over $100,000         263,512       219,158
Other time deposits                 933,275       913,346
                                 ----------    ----------
Total                            $2,864,807    $2,864,701
                                 ==========    ==========

     Excluded from total deposits are demand deposit account overdrafts which have been reclassified as loans. At December 31, 1996 and 1995, these overdrafts totaled $0.8 million and $2.7 million, respectively. Time deposits with remaining maturities of one year or more are $242.4 million at December 31, 1996. The maturities of these time deposits are as follows: $162.9 million in 1998, $51.3 million in 1999, $12.8 million in 2000, $13.6 million in 2001, and $1.8 million after 2001.

     NOTE 8. SHORT-TERM BORROWINGS

     Short-term borrowings consist primarily of federal funds purchased and securities sold under agreements to repurchase. Federal funds purchased are overnight borrowings from other financial institutions. Securities sold under agreements to repurchase are secured transactions done principally with clients and generally mature within thirty days. Other short-term borrowed funds generally consist only of demand notes to the U.S. Treasury.
     Information relating to federal funds purchased and securities sold under agreements to repurchase follows:


----------------------------------------------------------
(in thousands)               1996        1995       1994
----------------------------------------------------------
At December 31:
   Balance                 $146,903    $130,556   $125,581
   Weighted average
    interest rate paid         4.43%       4.74%      4.39%

During the year:
   Maximum outstanding
    at any month-end       $154,160    $146,429   $129,846
   Daily average            144,732     128,141    120,356
   Weighted average
    interest rate paid         4.50%       4.83%      3.63%


     NOTE 9. LONG-TERM DEBT

     A summary of long-term debt follows:


----------------------------------------------------------
                                       December 31,
(in thousands)                       1996         1995
----------------------------------------------------------
Citizens Banking Corporation
(Parent only):
   Floating rate term notes:
      Maturing October 1997         $ 1,250     $  2,500
   Revolving credit facility:
      Maturing December 2001         58,435       98,378
                                    -------     --------
       Total                         59,685      100,878
Subsidiaries:
   FHLB Note                         20,000           --
   Subordinated debt                  4,118        4,057
   Nonrecourse lease financing          ---           36
   Other                                330          440
                                    -------     --------
   Total                             24,448        4,533
                                    -------     --------
Total long-term debt                $84,133     $105,411
                                    =======     ========

     The floating rate term note matures in October 1997. Interest is payable quarterly at a rate selected by the Corporation from certain indices available under the agreement. At December 31, 1996, the rate was 5.84%.
     To finance the February 28, 1995 acquisition, the Corporation's Parent company obtained a $115 million seven year amortizing revolving credit facility. The revolving credit facility, maturing in December 2001, is payable in annual payments of $16.5 million with a final payment of $16 million. As of December 31, 1996, the Corporation has repaid the scheduled 1997 and a portion of the 1998 amount due. The outstanding balance of $58.4 million at December 31, 1996 has a fixed rate of 7.65%. Of this amount, $51.4 million reprices in March 1997 and $7.0 million in March 1998. Interest is payable quarterly. The Parent company services the debt's principal and interest payments with
dividends from the subsidiary banks.   The agreement  also requires the
Corporation to maintain certain financial covenants. The Corporation is in full compliance with all debt covenents as of December 31, 1996.
     In September 1996, one of the Corporation's subsidiaries borrowed $20 million on a one year note from the Federal Home Loan Bank. The interest rate is based on the six-month LIBOR rate less three basis points and reprices on March 24, 1997. At December 31, 1996 the interest rate was 5.82%.

     The subordinated debt was assumed by the Corporation as part of the 1995 acquisition. The total subordinated debt is payable on April 15, 2003. Interest is payable semiannually at a fixed rate of 6.72%. Other subsidiary debt also assumed as part of the acquisition consists of an EDC mortgage due April 1, 2002. Interest is payable monthly at an interest rate of 75% of the prime rate.
     Nonrecourse lease financing represents borrowings from unaffiliated lenders against future lease payments. These borrowings were paid in full as of December 31, 1996.

     Maturities of long-term debt during the next five years follow:


-----------------------------------------------------------
(in thousands)  Parent   Subsidiaries  Consolidated
-----------------------------------------------------------
1997            $ 1,194       $20,110       $21,304
1998              9,491           ---         9,491
1999             16,500           ---        16,500
2000             16,500           ---        16,500
2001             16,000           ---        16,000
Over 5 Years        ---         4,338         4,338
                -------       -------       -------
Total           $59,685       $24,448       $84,133
                =======       =======       =======

     NOTE 10. EMPLOYEE BENEFIT PLANS

     The Corporation and its subsidiaries have various employee benefit plans. Costs of various benefit arrangements charged to operations each year follow:


-----------------------------------------------------------------------
                                            Year Ended December 31,
(in thousands)                               1996      1995      1994
-----------------------------------------------------------------------
Defined benefit pension plans:
 Qualified plan - funded:
   Service cost                            $ 1,981   $ 1,541   $ 1,534
   Interest cost                             2,615     2,339     2,188
   Actual return on plan assets             (5,717)   (6,825)      281
   Net amortization and deferral             1,795     2,783    (4,014)
                                           -------   -------   -------
     Net cost (income)                         674      (162)      (11)
                                           -------   -------   -------
Supplemental plans - unfunded:
   Service cost                                104       103       105
   Interest cost                               164       119       106
   Net amortization and deferral               113        38        58
                                           -------   -------   -------
     Net cost                                  381       260       269
                                           -------   -------   -------
     Net pension cost                        1,055        98       258
Defined contribution 401(k) plan             1,760     1,738     1,431
                                           -------   -------   -------
     Total benefit cost                    $ 2,815   $ 1,836   $ 1,689
                                           =======   =======   =======

PENSION PLANS
The Corporation maintains a qualified defined benefit plan covering substantially all full-time employees. Under the plan, benefits are based on the employee's length of service and average compensation during the highest consecutive 60 month period out of the final 120 months preceding retirement. The Corporation's funding policy is to contribute annually an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Corporation may determine to be appropriate. Contributions are intended to provide for benefits attributed to past service and for benefits expected to be earned in the future.
     The funded status and amounts recognized in the Corporation's Consolidated Balance Sheets for the qualified defined benefit plan follow:


-----------------------------------------------------------------------------
                                                            December 31,
(in thousands)                                           1996         1995
-----------------------------------------------------------------------------
Actuarial present value of benefit obligation:
     Vested benefits                                     $27,168     $21,281
     Nonvested benefits                                      652         623
                                                         -------     -------
Accumulated benefit obligation                            27,820      21,904
Effect of projected future
  compensation levels                                      8,390      12,257
                                                         -------     -------
Projected benefit obligation                              36,210      34,161
Plan assets at fair value, primarily listed
  stocks and bonds, corporate obligations
  and money market and mutual funds                       45,638      41,483
                                                         -------     -------
Plan assets in excess of projected
  benefit obligation                                       9,428       7,322
Unrecognized net gain                                     (8,964)     (6,001)
Unrecognized prior service cost                               98         115
Unrecognized net asset at transition
  being recognized over 16 years                            (924)     (1,125)
                                                         -------     -------
Prepaid (accrued) pension cost recognized
in the Consolidated Balance Sheets                       $  (362)    $   311
                                                         =======     =======

     Actuarial assumptions used in determining the benefit obligation at December 31 were:



-----------------------------------------------------------------------
                                            1996   1995   1994
-----------------------------------------------------------------------
Weighted average discount rate              8.00%  7.75%  8.50%
Rate of increase in future
  compensation levels                         (1)    (1)    (1)
Long-term rate of return                    9.00   9.00   9.00


(1) Scaled by age of plan participant - 9.00% at age 24 or under declining to 4.00% at age 50 or older

     The Corporation also maintains unfunded supplemental benefit plans, which are nonqualified plans providing certain officers with defined pension benefits in excess of limits imposed by Federal tax law. At December 31, 1996, the projected benefit obligation for these plans totaled $2.6 million, of which $761,000 was subject to later amortization. The remaining $1.8 million is included in other liabilities in the accompanying Consolidated Balance Sheets. At December 31, 1995, the projected benefit obligation for these plans totaled $1.7 million of which $113,000 was subject to later amortization. The remaining $1.6 million is included in other liabilities in the accompanying Consolidated Balance Sheets.

DEFINED CONTRIBUTION PLAN
The Corporation maintains a defined contribution 401(k) savings plan covering substantially all full-time employees. Under the plan, employee contributions are partially matched by the Corporation. The employer matching contribution is 75 percent of the first 6% (100 percent of the first 3% plus 50 percent of the next 3%) of each eligible employee's base salary contributed to the plan. In addition, one third of these matching contributions are used to fund a postretirement medical savings account established within the plan for each contributing employee.

POSTEMPLOYMENT BENEFITS
Effective January 1, 1994, the Corporation adopted Financial Accounting Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits." It requires, under certain circumstances, accrual of the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Such benefits (referred to as postemployment benefits) include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits, job training and counseling, and continuation of benefits such as health care and life insurance coverage. The unrecorded liability for these accrued benefits at adoption and at year-end 1996 and 1995 was not material.

     NOTE 11. POSTRETIREMENT BENEFIT PLAN

     The Corporation maintains an unfunded postretirement defined benefit plan offering medical and life insurance benefits. This plan, as amended effective January 1, 1993, provides postretirement medical benefits at its Michigan subsidiary to full-time employees who retire at normal retirement age, have attained age 50 prior to January 1, 1993 and have at least 15 years of credited service under the Corporation's defined benefit pension plan. This plan is subject to a vesting schedule, is contributory and contains other cost-sharing features such as deductibles and coinsurance. Retirees not meeting the above eligibility requirements may participate in the medical benefit provided by the plan, as amended, at their own cost. Those retired prior to January 1, 1993 receive benefits provided by the plan prior to its amendment. That plan includes dental care, has some contribution requirements, and has less restrictive eligibility requirements. Under either plan, life insurance is provided to all retirees on a reducing basis for 5 years.
     The following table presents the plan's unfunded status reconciled with amounts recognized in the Corporation's Consolidated Balance Sheets at December 31:


--------------------------------------------------------------
(in thousands)                             1996       1995
--------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
    Retirees                             $ (9,697)  $(10,073)
    Fully eligible plan participants           (5)        --
    Other active plan participants           (213)      (218)
                                         --------   --------
Total unfunded obligation                  (9,915)   (10,291)
Unrecognized net gain                      (3,021)    (2,878)
Unrecognized prior service cost            (1,745)    (2,200)
                                         --------   --------
Accrued postretirement benefit cost      $(14,681)  $(15,369)
                                         ========   ========

     Net periodic postretirement benefit cost includes the following components:



---------------------------------------------------------------------
                                        Year Ended December 31,
(in thousands)                      1996         1995         1994
---------------------------------------------------------------------
Service cost                       $  11        $  10        $  48
Interest cost                        769          761          896
Net amortization and deferral       (578)        (643)        (455)
                                   -----        -----        -----
 Net periodic postretirement
   benefit cost                    $ 202        $ 128        $ 489
                                   =====        =====        =====

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% and 7.75% at December 31, 1996 and 1995, respectively. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 8% for 1997 (9% for 1996) and is assumed to decrease 1% annually to 5% by the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 by $957,000 and $962,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $76,000.

     NOTE 12. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1996 and 1995 follow:


-------------------------------------------------------------
(in thousands)                            1996      1995
-------------------------------------------------------------
Deferred tax assets:
 Allowance for loan losses               $12,599  $12,091
 Accrued postemployment
  benefits other than pensions             5,138    5,379
 Mortgage servicing release
  premium                                  1,566       --
 Other deferred tax assets                 3,077    3,472
                                         -------  -------
    Total deferred tax assets             22,380   20,942
                                         -------  -------
Deferred tax liabilities:
 Acquisition premium on loans              2,652    2,076
 Tax over book depreciation                2,207    1,965
 Net unrealized gains on
  securities                                 484    1,878
 Other deferred tax liabilities            3,658    3,661
                                         -------  -------
  Total deferred tax liabilities           9,001    9,580
                                         -------  -------
  Net deferred tax assets                $13,379  $11,362
                                         =======  =======


     Income tax expense (benefit) consists of the following:


------------------------------------------------------------
                                  Year Ended December 31,
(in thousands)                   1996      1995      1994
------------------------------------------------------------
Currently payable             $16,073   $12,732   $10,463
Deferred taxes (credit)        (1,168)       73      (171)
                              -------   -------   -------
    Total income tax
     expense                  $14,905   $12,805   $10,292
                              =======   =======   =======

     A reconciliation of income tax expense to the amount computed by applying the Federal statutory rate of 35% to income before income taxes follows:


---------------------------------------------------------------
                                 Year Ended December 31,
(in thousands)                   1996      1995      1994
---------------------------------------------------------------
Tax at Federal statutory rate
 applied to income before
 income taxes                    $18,314   $16,240   $13,897
Increase (decrease) in taxes
 resulting from:
   Tax-exempt interest            (3,454)   (3,539)   (4,045)
   Other                              45       104       440
                                 -------   -------   -------
      Total income tax
       expense                   $14,905   $12,805   $10,292
                                 =======   =======   =======

     NOTE 13. SHAREHOLDERS' EQUITY

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

STOCK REPURCHASE PLAN
The Corporation maintains a stock repurchase program initiated in November 1987. This program, which has been expanded several times, allows for the repurchase of 1,600,000 shares. As of December 31, 1996, a total of 1,260,970 shares have been repurchased under the program at an average price of $15.84 per share. Shares of common stock in treasury are accorded the treatment as if retired; however, such shares remain available for reissue. Effective January 27, 1997, the Corporation's stock repurchase plan was formally rescinded by its Board of Directors in conjunction with the agreement to acquire CB Financial Corporation.

STOCK OPTION PLAN
The Corporation's stock option plan, as amended and restated in April 1992, authorizes the granting of incentive and nonqualified stock options, tandem stock appreciation rights, restricted stock and performance share grants to key employees. Aggregate grants under the plan may not exceed 2,000,000 shares within any six year period and are limited annually to 3% of the Corporation's outstanding common stock as of the first day of the year, plus any unused shares that first become available for grants in the prior year. Stock options outstanding under the plan were granted at a price not less than the fair market value of the shares on the date of grant.
     Replacement options may be granted upon exercise of a nonqualified stock option by payment of the exercise price with shares of the Corporation's common stock. A replacement option provides the employee with a new option to purchase the number of shares surrendered at an option price equal to the fair market value of the Corporation's common stock on the date the underlying nonqualified stock option is exercised. During 1996, 1995 and 1994, 143,598, 168,927, and 114,398 shares, respectively, were surrendered by employees for payment to the Corporation for stock option exercises for which an equal number of replacement options were granted.
     Options may be granted until January 16, 2002. The options terminate ten years from the date of grant and are exercisable beginning six months from the date of grant or for certain options, granted since April 1992, are exercisable subject to a predetermined option vesting schedule based on achievement of certain return on average asset targets. As of December 31, 1996, 232,422 options were not exercisable subject to future achievement of the performance targets. Canceled or expired options become available for future grants.
     The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options as permitted by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation." Under APB 25, no compensation expense is recognized by the Corporation because the exercise price of the stock options equals the market price of the underlying stock on the date of grant. Although Statement 123 requires certain proforma disclosures regarding net income and earnings per share, the effect of applying the fair value method of Statement 123 to the Corporation's stock option awards results in net income and earnings per share that are not materially different from amounts reported.
     A summary of stock option transactions under the plan for 1996, 1995 and 1994 follows:



--------------------------------------------------------------------------------
                          Options                Option Price
                 -------------------------  -----------------------
                   Available                 Per Share
                   for Grant  Outstanding     Range        Average
--------------------------------------------------------------------------------
January 1, 1994      485,541    1,249,084  $ 9.875-26.000   $15.13
  Authorized         331,000           --              --       --
  Granted           (172,098)     172,098   23.250-27.250    25.40
  Exercised               --     (291,502)   9.875-21.630    15.35
  Canceled             3,025       (3,025)  17.655-21.630    19.26
                   ---------    ---------  --------------   ------
December 31, 1994    647,468    1,126,655    9.875-27.250    16.63
  Authorized         137,463           --              --       --
  Granted           (388,227)     388,227   26.000-30.813    27.22
  Exercised               --     (374,479)   9.875-26.375    17.68
  Canceled             5,530       (5,530)  21.630-26.000    25.60
                   ---------    ---------  --------------   ------
December 31, 1995    402,234    1,134,873    9.875-30.813    19.86
  Authorized         183,800           --              --       --
  Granted           (348,698)     348,698   28.188-30.875    29.46
  Exercised               --     (278,198)   9.875-30.813    20.79
  Canceled             5,970       (5,970)  26.000-29.375    26.57
                   ---------    ---------  --------------   ------
December 31, 1996    243,306    1,199,403    9.875-30.875    22.40
                   =========    =========

     The following table summarizes information on stock options outstanding at December 31, 1996:


-----------------------------------------------------------------------------------------------------------------
                                 Options Outstanding                           Options Exercisable
               -------------------------------------------------------     ------------------------------------
                                     Weighted-            Weighted-                                     Weighted-
                                      Average              Average                                       Average
 Range          Outstanding        Remaining Life       Exercise Price          Exercisable         Exercise Price
-----------------------------------------------------------------------------------------------------------------
$9.875-17.655      454,779             3.6 years           $13.22                454,779                $13.22
21.630-30.875      744,624                   7.5            28.01                486,867                 27.99
                 ---------                                                       -------                 -----
9.875-30.875     1,199,403                   6.0            22.40                941,646                 20.86
                 =========                                                       =======

     NOTE 14. COMMITMENTS AND CONTINGENT LIABILITIES

     The Consolidated Financial Statements do not reflect various loan commitments (unfunded loans and unused lines of credit) and letters of credit originated in the normal course of business. Loan commitments are made to accommodate the financial needs of clients. Generally, new loan commitments do not extend beyond 90 days and unused lines of credit are reviewed at least annually. Letters of credit guarantee future payment of client financial obligations to third parties. They are issued primarily for services provided or to facilitate the shipment of goods, and generally expire within one year.
     Both arrangements have essentially the same level of credit risk as that associated with extending loans to clients and are subject to the Corporation's normal credit policies. Inasmuch as these arrangements generally have fixed expiration dates or other termination clauses, most expire unfunded and do not necessarily represent future liquidity requirements. Collateral is obtained based on management's assessment of the client and may include receivables, inventories, real property and equipment.
     Amounts available to clients under loan commitments and letters of credit follow:


--------------------------------------------------------
                                     December 31,
(in thousands)                     1996        1995
--------------------------------------------------------
Loan commitments:
  Commercial                      $639,765    $  735,513
  Real estate construction          14,501        19,675
  Real estate mortgage              18,592        17,850
  Credit card and home equity
    credit lines                   292,179       281,233
  Other consumer                    13,401        11,323
                                  --------    ----------
    Total                         $978,438    $1,065,594
                                  ========    ==========
Standby letters of credit         $ 25,425    $   42,981
Commercial letters of credit            --         3,257


     The Corporation and its subsidiaries are parties to litigation arising in the ordinary course of business. Management believes that the aggregate liability, if any, resulting from these proceedings would not have a material effect on the Corporation's consolidated financial position.

     NOTE 15. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Financial Accounting Standards Board Statement No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS 107"). Where quoted market prices are not available, as is the case for a significant portion of the Corporation's financial instruments, the fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates presented herein cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts the Corporation could realize in a current market exchange.
     In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Corporation has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the Corporation's brokerage network, net deferred tax asset, premises and equipment, goodwill and deposit based intangibles.

In addition, tax ramifications related to the recognition of unrealized gains and losses such as those within the investment securities portfolio can also have a significant effect on estimated fair values and have not been considered in the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Corporation.


     The estimated fair values of the Corporation's financial instruments follow:


------------------------------------------------------------------------------------------------------------------------------------
                                                         DECEMBER 31, 1996          December 31, 1995
                                                      ------------------------    -----------------------
                                                       CARRYING     ESTIMATED      Carrying    Estimated
(IN THOUSANDS)                                          AMOUNT      FAIR VALUE      Amount     Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Financial assets:
  Cash and money market investments                   $  149,994   $  150,000     $  322,588   $  322,600
  Investment securities                                  580,171      580,200        570,912      570,900
  Net loans(1)                                         2,537,561    2,572,600      2,333,799    2,360,400
Financial liabilities:
  Deposits                                             2,864,807    2,869,700      2,864,701    2,874,000
  Short-term borrowings                                  176,418      176,400        146,024      146,000
  Long-term debt                                          84,133       84,600        105,411      106,600
Off-balance sheet financial instrument liabilities:
  Loan commitments                                            --        1,180             --        1,224
  Standby and commercial letters of credit                    --          127             --          231


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

     NOTE 16. REGULATORY MATTERS

     The Federal Reserve Bank requires the Corporation's banking subsidiaries to maintain certain noninterest-bearing deposits. These reserve balances vary depending upon the level of client deposits in the subsidiary banks. During 1996 and 1995, the average reserve balances were $34.7 million and $41.2 million, respectively.
     The bank subsidiaries are also subject to limitations under banking laws on extensions of credit to members of the affiliate group and on dividends that can be paid to the Corporation. Generally extensions of credit are limited to 10% to any one affiliate and 20% in aggregate to all affiliates of a subsidiary bank's capital and surplus (net assets) as defined. Unless prior regulatory approval is obtained, dividends declared in any calendar year may not exceed the retained net profit, as defined, of that year plus the retained net profit of the preceding two years. At January 1, 1997, the bank subsidiaries could distribute to the Corporation approximately $2.8 million in dividends without regulatory approval. Their 1997 net income will also become available for such dividends.
     The Corporation and it's banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and it's banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Corporation and it's banking subsidiaries meet all capital adequacy requirements to which it is subject.
     As of December 31, 1996, the most recent notification from the Federal Reserve Board categorized the Corporation and it's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and it's banking subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would result in a change.

     The Corporation and it's significant subsidiary, Citizens Bank, actual capital amounts and ratios are also presented in the table.


---------------------------------------------------------------------------------------------------------------
RISK BASED CAPITAL                                                                      To Be Well Capitalized
REQUIREMENTS                                                                                 Under Prompt
                                                         For Capital Adequacy              Corrective Action
                                            Actual            Purposes                        Provisions
                                      -----------------  ----------------------        ------------------------
(IN THOUSANDS)                         Amount   Ratio       Amount        Ratio           Amount       Ratio
---------------------------------------------------------------------------------------------------------------
CITIZENS BANKING CORPORATION
AS OF DECEMBER 31, 1996:

        Total Capital(1)              $282,674   10.6%     $212,559       > 8.0%        $265,699       > 10.0%
                                                                          -                            -
        Tier I Capital(1)              249,427    9.4       106,280       > 4.0          159,419       >  6.0
                                                                          -                            -
        Tier I Leverage(2)             249,427    7.3       136,149       > 4.0          170,186       >  5.0
                                                                          -                            -
As of December 31, 1995:

        Total Capital(1)               255,119   10.0       203,319       > 8.0          254,148       > 10.0
                                                                          -                            -
        Tier I Capital(1)              223,313    8.8       101,659       > 4.0          152,489       >  6.0
                                                                          -                            -
        Tier I Leverage(2)             223,313    6.7       134,359       > 4.0          167,949       >  5.0
                                                                          -                            -

CITIZENS BANK(3)
AS OF DECEMBER 31, 1996:

        Total Capital(1)              $281,891   11.6%     $194,325       > 8.0%        $242,906       > 10.0%
                                                                          -                            -
        Tier I Capital(1)              251,488   10.4        97,163       > 4.0          145,744       >  6.0
                                                                          -                            -
        Tier I Leverage(2)             251,488    8.0       125,852       > 4.0          157,315       >  5.0

As of December 31, 1995:

        Total Capital(1)               170,822   12.2       111,451       > 8.0          139,313       > 10.0
                                                                          -                            -
        Tier I Capital(1)              153,386   11.0        55,725       > 4.0           83,588       >  6.0
                                                                          -                            -
        Tier I Leverage(2)             153,386    7.8        78,965       > 4.0           98,706       >  5.0
                                                                          -                            -


(1)  To risk weighted assets.
(2)  To quarterly average assets.
(3) During 1996 the Corporation's six Michigan banking subsidiaries were merged into the lead bank and it's name was subsequently changed to Citizens Bank. 1995 information reflects the information for the lead bank.

     NOTE 17. CITIZENS BANKING CORPORATION (PARENT ONLY) STATEMENTS


----------------------------------------------------------------------------------------
BALANCE SHEETS
CITIZENS BANKING CORPORATION (PARENT ONLY)                            December 31,
(IN THOUSANDS)                                                     1996            1995
----------------------------------------------------------------------------------------
ASSETS:
  Cash                                                            $      5     $      5
  Interest-bearing deposit with subsidiary bank                     25,134       30,000
  Money market investments                                           2,043       14,544
  Loans - commercial paper                                          10,000           --
  Investment securities                                                 98          218
  Investment in bank subsidiaries                                  335,075      348,676
  Goodwill - net                                                     4,245        5,041
  Other assets                                                       3,515        4,890
                                                                  --------     --------
    TOTAL ASSETS                                                  $380,115     $403,374
                                                                  ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Long-term debt                                                  $ 59,684     $100,878
  Other liabilities                                                  5,189        5,310
    Total liabilities                                               64,873      106,188
Shareholders' equity                                               315,242      297,186
                                                                  --------     --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $380,115     $403,374
                                                                  ========     ========


------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                              Year Ended December 31,
(IN THOUSANDS)                                                                          1996          1995          1994
------------------------------------------------------------------------------------------------------------------------------------
INCOME
  Dividends from bank subsidiaries                                                    $53,125        $24,388        $24,211
  Interest from bank subsidiary                                                           794          1,413            150
  Other                                                                                   860          1,605            646
                                                                                      -------        -------        -------
    Total                                                                              54,779         27,406         25,007
                                                                                      -------        -------        -------
EXPENSES
  Interest                                                                              5,594          7,374            371
  Amortization of goodwill                                                                796            796            856
  Salaries and employee benefits                                                          867            764            780
  Service fees paid to subsidiaries                                                     1,265          1,054            879
  Other noninterest expense                                                             1,078            949          1,564
                                                                                      -------        -------        -------
    Total                                                                               9,600         10,937          4,450
                                                                                      -------        -------        -------
Income before income taxes and equity in undistributed earnings of subsidiaries        45,179         16,469         20,557
Income tax benefit                                                                      3,257          3,195            809
Equity in undistributed (dividends in excess of) earnings of bank subsidiaries        (11,015)        13,932          8,048
                                                                                      -------        -------        -------
NET INCOME                                                                            $37,421        $33,596        $29,414
                                                                                      =======        =======        =======


------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                                 Year Ended December 31,
(IN THOUSANDS)                                                                              1996           1995          1994
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net income                                                                             $ 37,421      $ 33,596       $ 29,414
    Adjustments to reconcile net income to net cash
     provided by operating activities:
      Amortization of goodwill                                                                  796           796            856
      Dividends in excess of (equity in undistributed) earnings of subsidiaries              11,015       (13,932)        (8,048)
      Other                                                                                   1,244          (967)         1,658
                                                                                           --------      --------       --------
       Net cash provided by operating activities                                             50,476        19,493         23,880
                                                                                           --------      --------       --------
INVESTING ACTIVITIES
    Net (increase) decrease in interest-bearing deposit at subsidiary bank                    4,866       (30,000)            --
    Net (increase) decrease in money market investments                                      12,501           (33)         1,410
    Purchases of investment securities                                                           (8)           --        (18,646)
    Proceeds from maturities of investment securities                                           136         5,146         16,748
    Net (increase) decrease in loans                                                        (10,000)        5,000         (5,000)
    Capital contribution to subsidiary                                                           --       (85,000)            --
                                                                                           --------      --------       --------
       Net cash provided (used) by investing activities                                       7,495      (104,887)        (5,488)
                                                                                           --------      --------       --------
FINANCING ACTIVITIES
    Proceeds from issuance of long-term debt                                                     --       115,000             --
    Principal reductions in long-term debt                                                  (41,194)      (19,072)        (4,450)
    Cash dividends paid                                                                     (14,528)      (12,770)       (11,557)
    Proceeds from stock options exercised                                                     1,523         2,237          1,602
    Shares acquired for retirement                                                           (3,772)           --         (3,986)
                                                                                           --------      --------       --------
       Net cash provided (used) by financing activities                                     (57,971)       85,395        (18,391)
                                                                                           --------      --------       --------
Net increase in cash                                                                              0             1              1
Cash at beginning of year                                                                         5             4              3
                                                                                           --------      --------       --------
Cash at end of year                                                                        $      5      $      5       $      4
                                                                                           ========      ========       ========


     REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



BOARD OF DIRECTORS CITIZENS BANKING CORPORATION

     We have audited the accompanying consolidated balance sheets of Citizens Banking Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Banking Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




/s/Ernst & Young, LLP

Detroit, Michigan
January 15, 1997

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


    /s/ John W. Ennest                    /s/ Robert J. Vitito
    ---------------------                 -----------------------
    John W. Ennest                        Robert J. Vitito
    Vice Chairman,                        President and Chief Executive Officer
    Chief Financial Officer and Treasurer