Form 10-K, Exhibit 13
period 1997-12-31
CITIZENS BANKING CORP
filed 1998-03-26
CIK 351077

                                                                    EXHIBIT 13





                          CITIZENS BANKING CORPORATION



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                      AND
                       CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS



I.  Financial Review including
      Management's Discussion and Analysis . . . . . . . . . . . . . . . .    1

          Selected Financial Data  . . . . . . . . . . . . . . . . . . . .    1
          Performance Summary  . . . . . . . . . . . . . . . . . . . . . .    2
          Net Interest Income  . . . . . . . . . . . . . . . . . . . . . .    4
          Provision and Allowance for Loan Losses  . . . . . . . . . . . .    5
          Noninterest Income and Expense . . . . . . . . . . . . . . . . .    6
          Balance Sheet Review . . . . . . . . . . . . . . . . . . . . . .    9
          Liquidity and Debt Capacity, Interest Rate Risk
            and Impact of Inflation  . . . . . . . . . . . . . . . . . . .   16
          Year Ended December 31, 1996
            Compared with 1995 . . . . . . . . . . . . . . . . . . . . . .   20

II.   Consolidated Financial Statements  . . . . . . . . . . . . . . . . .   21

          Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . .   21
          Consolidated Statements of Income  . . . . . . . . . . . . . . .   22
          Consolidated Statements of Changes
            in Shareholders' Equity  . . . . . . . . . . . . . . . . . . .   23
          Consolidated Statements of Cash Flow . . . . . . . . . . . . . .   24

III.  Notes to Consolidated Financial Statements . . . . . . . . . . . . .   25

IV.   Report of Independent Auditors . . . . . . . . . . . . . . . . . . .   40

V.    Report of Management . . . . . . . . . . . . . . . . . . . . . . . .   41

TABLE 1. SELECTED FINANCIAL DATA (5)


     (in thousands except per share data)      1997            1996          1995(2)           1994          1993(1)
     ----------------------------------------------------------------------------------------------------------------
     FOR THE YEAR
        Net interest income                $  191,848      $  178,645      $  167,926      $  148,006      $  134,643
        Provision for loan losses              15,332          12,126           7,112           5,837           5,989
        Investment securities gains
          (losses)                               (787)            611             281           1,099           2,550
        Noninterest income                     47,481          47,393          42,405          39,786          36,578
        Noninterest expense before
          special charge                      153,427         155,056         150,332         133,767         124,671
        Special charge                         23,734             ---             ---             ---             ---
        Income taxes                           14,541          17,042          14,957          13,279          10,003
        Net income before special
          charge                               48,771          42,425          38,211          36,008          33,108
        Net income                             31,508          42,425          38,211          36,008          33,108
        Cash dividends                         19,286          17,890          16,131          14,918          13,243

     PER COMMON SHARE DATA (4)
         Net income:
            Basic                          $     1.13      $     1.52      $     1.39      $     1.31      $     1.26
            Diluted                              1.11            1.50            1.36            1.29            1.23
            Diluted before special
              charge                             1.72            1.50            1.36            1.29            1.23
       Cash dividends                            0.74            0.67            0.60            0.55            0.50
       Book value, end of year                  14.61           14.12           13.50           12.12           11.90
       Market value, end of year                34.50           21.00           19.83           18.50           16.67

     AT YEAR END
       Assets                              $4,439,271      $4,305,973      $4,175,544      $3,424,087      $3,385,003
       Loans                                3,541,619       3,229,809       2,867,427       2,209,340       2,115,678
       Deposits                             3,694,346       3,598,751       3,478,268       2,872,967       2,830,296
       Long-term debt                         108,165          86,826         110,022          11,775          19,394
       Shareholders' equity                   409,842         392,021         374,644         332,739         326,486

     AVERAGE FOR THE YEAR
       Assets                              $4,371,509      $4,212,380      $3,969,702      $3,383,403      $3,212,416
       Earning assets                       4,076,185       3,884,446       3,634,095       3,105,736       2,958,028
       Loans                                3,380,652       3,062,021       2,706,855       2,142,105       1,977,009
       Deposits                             3,647,302       3,515,498       3,297,528       2,840,894       2,694,142
       Interest-bearing deposits            3,081,736       2,950,398       2,750,265       2,359,558       2,268,850
       Repurchase agreements and
         other short-term borrowings          178,267         170,916         152,997         145,592         146,829
       Long-term debt                          90,822          86,788         108,209          16,070          22,111
       Shareholders' equity                   400,715         381,377         354,224         331,674         300,482

     FINANCIAL RATIOS
       Return on average:(3)
         Shareholders' equity                    7.86%          11.12%          10.79%          10.86%          11.02%
         Earning assets                          0.77            1.09            1.05            1.16            1.12
         Assets                                  0.72            1.01            0.96            1.06            1.03
       Average shareholders' equity/ave.
         assets                                  9.17            9.05            8.91            9.80            9.35
       Dividend payout ratio                    61.21           42.17           42.22           41.43           40.00
       Net interest margin (FTE)                 4.86            4.77            4.80            4.99            4.82
       Tier I leverage                           7.98            7.52            7.13            9.49            8.95
       Risk-based capital:
         Tier I capital                          9.78            9.83            9.76           13.74           13.95
         Total capital                          11.03           11.08           11.01           14.98           15.17

(1) The year 1993 reflects the acquisition of National Bank of Royal Oak ("NBRO"), accounted for as a purchase, and includes the related results of operations and financial results subsequent to its October 1, 1993 acquisition date.
(2) The year 1995 reflects the acquisition of the Michigan affiliates of Banc One Corporation accounted for as a purchase, and includes the related results of operations and financial results subsequent to the February 28, 1995 acquisition date.
(3) Returns on average shareholders' equity, earning assets and assets before the 1997 special charge associated with the CB Financial Corporation merger and information technology operations reorganization were 12.17%, 1.20% and 1.12%, respectively.
(4) Per share information is computed, and where necessary, restated to comply with Statement of Financial Accounting Standard No. 128 "Earnings per share" and reflects a three for two stock split effected in the form of a dividend paid to shareholders on November 18, 1997.
(5) All information presented has been restated to reflect the July 1, 1997 merger with CB Financial Corporation, accounted for as a pooling of interests.

                              PERFORMANCE SUMMARY

     The following discussion provides a more comprehensive review of the Corporation's operating results and financial condition than could be obtained from reading the Consolidated Financial Statements alone. For the year ended December 31, 1997, Citizens Banking Corporation earned $31,508,000 or $1.11 per share. The results include a third quarter special charge of $23,734,000 ($17,263,000 after tax) related to Citizens' July 1, 1997 merger with CB Financial Corporation and the reorganization of Citizens' information technology operations. See further discussion under the caption "Noninterest Expense" regarding the special charge. Excluding the special charge, net income was $48,771,000 or $1.72 per share an increase of 15.0% or $0.22 per share over 1996 earnings of $42,425,000 or $1.50 per share. The corresponding returns on average assets and equity were 1.12% and 12.17%, respectively, as compared with 1.01% and 11.12% in 1996. On a post-charge basis, returns on average assets and equity were 0.72% and 7.86%, respectively.
     Excluding the special charge, the earnings improvement reflects higher net interest income from strong loan growth and lower noninterest expense due to cost savings derived from the 1997 merger with CB Financial Corporation and the 1996 consolidation and integration of the Corporation's Michigan banks into one charter. Average shareholders' equity was $400.7 million or 9.17% of total average assets for 1997 compared with $381.4 million or 9.05% for 1996. The Corporation's risk-based capital levels exceeded all regulatory requirements.
     On July 1, 1997, the Corporation merged with CB Financial Corporation headquartered in Jackson, Michigan. As part of the merger, Citizens issued 6,256,355 shares of its common stock in a tax free exchange for all of the outstanding shares of CB Financial Corporation. The merger was accounted for as a pooling of interests resulting in the restatement of all financial information presented.
     At the close of business on February 28, 1995, the Corporation purchased the four Michigan affiliates of Bank One Corporation, located in East Lansing, Fenton, Sturgis and Ypsilanti, for $115 million in cash. The transaction was accounted for as a purchase and the four banks ("acquired banks") were merged into Citizens Bank headquartered in Flint, Michigan effective immediately after the acquisition.
     All common stock per share amounts have been adjusted to reflect a three-for-two stock split effected in the form of a dividend paid to shareholders on November 18, 1997.
     An analysis of changes in major income statement components in 1997 from 1996 is presented below. Overall, excluding the special charge, the increase in net income reflects improvement in net interest income and lower noninterest expenses, offset, in part, by increases in the provision for loan losses and income taxes. Higher levels of earning assets, primarily loans, resulted in higher net interest income. Additional data on the Corporation's performance during the past five years appears in Table 1.


                                            Year Ended December 31,      Changes in 1997
                                           --------------------------  -------------------
(in thousands)                                 1997          1996       Amount    Percent
------------------------------------------------------------------------------------------
Interest income                                $335,863      $312,336  $ 23,527       7.5%
Interest expense                                144,015       133,691    10,324       7.7
Net interest income                             191,848       178,645    13,203       7.4
Provision for loan losses                        15,332        12,126     3,206      26.4
Noninterest income                               46,694        48,004    (1,310)     (2.7)
Noninterest expense before special charge       153,427       155,056    (1,629)     (1.1)
Special charge                                   23,734           ---    23,734        (2)
Income taxes                                     14,541        17,042    (2,501)    (14.7)
Net income                                       31,508        42,425   (10,917)    (25.7)
Net income before special charge (1)             48,771        42,425     6,346      15.0

(1) Operating income before 1997 special charge associated with CB Financial Corporation merger and information technology reorganization.
(2) Not meaningful

     The following table presents "cash earnings" for the Corporation's most recent two years. "Cash earnings" add back the amortization of intangible assets arising from mergers that were accounted for as a purchase and assumes that all intangibles were charged off against retained earnings at the original date of acquisition. All financial information presented reflects favorable earnings improvement when adjusted for the intangibles.



CASH EARNINGS SUMMARY (1)
(in thousands except per share amounts)            1997          1996        % Change
-------------------------------------------------------------------------------------
Cash income before special charge                 $53,290       $47,356        12.5%
Diluted earnings per share                           1.88          1.68        11.9
Book value per share                                12.47         11.46         8.8
Return on average assets                             1.24%         1.15%        7.8
Return on average equity                            16.03         15.55         3.1

(1) Excludes special charge of $17,263 associated with CB Financial Corporation merger and information technology reorganization.

TABLE 2. AVERAGE BALANCES/NET INTEREST INCOME/AVERAGE RATES

                                                1997                             1996                            1995
                                    -----------------------------   ------------------------------   -----------------------------
Year Ended December 31              AVERAGE               AVERAGE   Average                Average   Average               Average
(in millions)                       BALANCE  INTEREST(1)  RATE(2)   Balance   Interest(1)  Rate(2)   Balance  Interest(1)  Rate(2)
----------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
Money market investments:
 Time deposits with banks          $    0.1    $  ---      4.90%    $    1.5    $  0.1      5.62%   $    4.9   $  0.3      5.87%
 Federal funds sold                    14.5       0.8      5.57         44.9       2.4      5.37        80.5      4.9      6.05
 Term federal funds sold and
   other                                5.3       0.3      4.90         25.2       1.3      5.05        50.8      2.7      5.41
Investment securities(3):
 Taxable                              510.9      31.8      6.23        568.0      33.7      5.94       607.1     35.4      5.84
 Nontaxable                           163.5       8.7      8.26        183.1       9.7      8.20       186.6     10.1      8.37
Loans(4):
 Commercial                         1,270.2     111.5      8.89      1,182.0     102.8      8.81     1,088.1     99.0      9.22
 Real estate mortgage                 778.0      62.8      8.07        677.6      56.2      8.29       544.1     45.5      8.35
 Consumer                           1,290.5     117.1      9.08      1,148.1     102.4      8.92     1,010.9     88.8      8.79
 Lease financing                       41.9       2.9      6.87         54.3       3.7      6.79        63.8      4.2      6.55
                                   --------    ------               --------    ------              --------   ------
  Total earning assets(3)           4,074.9     335.9      8.39      3,884.7     312.3      8.21     3,636.8    290.9      8.19
NONEARNING ASSETS
Cash and due from banks               145.9                            164.4                           169.1
Premises and equipment                 72.8                             77.1                            78.4
Other assets                          122.5                            125.7                           121.8
Allowance for loan losses             (44.6)                           (39.5)                          (36.4)
                                   --------                         --------                        --------
  Total assets                     $4,371.5                         $4,212.4                        $3,969.7
                                   ========                         ========                        ========
INTEREST-BEARING LIABILITIES
Deposits:
 Interest-bearing demand           $  381.7       6.1      1.61     $  396.6       7.1      1.79    $  399.3      7.8      1.95
 Savings                            1,047.5      29.6      2.83      1,077.3      29.3      2.72     1,095.8     30.8      2.81
 Time                               1,652.5      93.5      5.66      1,476.5      82.8      5.61     1,255.1     68.7      5.48
Short-term borrowings                 178.3       8.7      4.87        170.9       8.0      4.66       153.0      7.6      4.95
Long-term debt                         90.8       6.1      6.67         86.8       6.5      7.54       108.2      8.1      7.48
                                   --------    ------               --------    ------              --------   ------
  Total interest-bearing
   liabilities                      3,350.8     144.0      4.30      3,208.1     133.7      4.17     3,011.4    123.0      4.08

NONINTEREST-BEARING LIABILITIES
AND  SHAREHOLDERS' EQUITY
Demand deposits                       565.6                            565.1                           547.3
Other liabilities                      54.4                             57.8                            56.8
Shareholders' equity                  400.7                            381.4                           354.2
                                   --------                         --------                        --------
  Total liabilities and
  shareholders' equity             $4,371.5                         $4,212.4                        $3,969.7
                                   ========                         ========                        ========
NET INTEREST INCOME                            $191.9                           $178.6                         $167.9
                                               ======                           ======                         ======
NET INTEREST INCOME AS A PERCENT
OF EARNING ASSETS                                          4.86%                            4.77%                          4.80%

(1) Interest income is shown on an unadjusted basis and therefore does not include taxable equivalent adjustments.
(2) Average rates include taxable equivalent adjustments to interest income of $6,132,000, $6,665,000 and $6,781,000 for the years ended December 31, 1997, 1996, and 1995, respectively, based on a 35% tax rate.
(3) For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.
(4)  Nonaccrual loans are included in average balances.

     NET INTEREST INCOME

     The largest segment of the Corporation's operating income is net interest income, which is the sum of interest and certain fees derived from earning assets minus interest paid on deposits and other funding sources. Net interest income is impacted by changes in the volume and mix of earning assets and funding sources, market rates of interest, demand for loans and the availability of deposits. Other factors, such as Federal Reserve Board monetary policy and changes in tax laws, may also have an impact on changes in net interest income from one period to another.
     Average balances and rates on major categories of interest-earning assets and interest-bearing liabilities during the past three years appear in Table 2. Total average earning assets were 4.9% higher during 1997 compared with 1996. The composition of average earning assets changed in 1997 as total average loans increased $318.6 million to 83.0% of average earning assets from 78.8% in 1996. Average investment securities including money market investments represented 17.0% of average earning assets in 1997 compared with 21.2% in 1996. Total average interest-bearing liabilities increased 4.4% in 1997 compared to 1996, while average noninterest-bearing deposits were unchanged.
     The average yield on earning assets increased to 8.39% from 8.21% in 1996. The increase resulted from higher yields on investment securities, commercial and consumer loans and a higher concentration of loans to earning assets. Real estate mortgage yields were lower in 1997 as compared to 1996 due to the impact of third party mortgage servicing costs resulting from the sale of the Corporation's mortgage servicing rights in the third quarter of 1996. Cost savings as a result of this servicing transfer are reflected in non-interest
expense.   Higher interest income due to loan growth was partially offset by reduced money market and investment securities income as the Corporation continued to partially fund loan growth with investment assets. This resulted in $22.4 million in volume-related increases for interest income when comparing 1997 results with 1996.

TABLE 3. ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

                                   1997 COMPARED TO 1996                1996 Compared to 1995
                             ----------------------------------  -----------------------------------
                                           INCREASE (DECREASE)                  Increase (Decrease)
                                            DUE TO CHANGE IN                    Due to Change in
Year Ended December 31           NET     ----------------------     Net      -----------------------
(in millions)                 CHANGE(1)    RATE (2)     VOLUME    Change(1)    Rate (2)     Volume
----------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Money market investments:
   Time deposits with banks     $(0.1)      $ 0.0       $(0.1)      $(0.2)       $ 0.0       $(0.2)
   Federal funds sold            (1.6)        0.1        (1.7)       (2.5)        (0.5)       (2.0)
   Term federal funds sold       (1.0)        0.0        (1.0)       (1.4)        (0.3)       (1.1)
 Investment securities:
   Taxable                       (1.9)        1.0        (2.9)       (1.7)         0.2        (1.9)
   Tax-exempt                    (1.0)        0.0        (1.0)       (0.4)        (0.2)       (0.2)
 Loans                           29.2         0.1        29.1        27.6         (6.0)       33.6
                                -----       -----       -----       -----        -----       -----
     Total                       23.6         1.2        22.4        21.4         (6.8)       28.2
                                -----       -----       -----       -----        -----       -----
INTEREST EXPENSE:
 Deposits:
   Demand                        (1.0)       (0.5)       (0.5)       (0.7)        (0.6)       (0.1)
   Savings                        0.3         0.1         0.2        (1.5)        (2.3)        0.8
   Time                          10.7         0.3        10.4        14.1          1.5        12.6
 Short-term borrowings            0.7         0.1         0.6         0.4         (0.4)        0.8
 Long-term debt                  (0.4)       (0.3)       (0.1)       (1.6)         0.1        (1.7)
                                -----       -----       -----       -----        -----       -----
     Total                       10.3        (0.3)       10.6        10.7         (1.7)       12.4
                                -----       -----       -----       -----        -----       -----
NET INTEREST INCOME             $13.3       $ 1.5       $11.8       $10.7        $(5.1)      $15.8
                                =====       =====       =====       =====        =====       =====

(1) Changes are based on actual interest income and do not reflect taxable equivalent adjustments.
(2) Rate/Volume variances are allocated to changes due to volume.

     The cost of interest-bearing liabilities increased 13 basis points to
4.30% in 1997 from 4.17% in 1996.   This increase was attributable to higher
rates on time and savings deposits and short-term borrowings partially offset by lower rates on demand deposits and long-term borrowings. Higher yields on earning assets in 1997 more than offset these increased rates on interest-bearing liabilities resulting in an improved interest spread on earning assets (the difference between the average yield on earning assets and the average rate on interest-bearing liabilities). The net interest margin increased nine basis points to 4.86% in 1997 from 4.77% in 1996.
     The effect on net interest income of changes in average balances ("volume") and yields and rates ("rate") are quantified in Table 3. As shown, net interest income improved $13.3 million in 1997 with $11.8 million of this due to volume-related increases primarily attributable to loan growth partially offset by volume-related increases in time deposit interest expense. Higher yields on investment securities combined with lower rates for demand deposits and long-term borrowings partially offset by higher time deposits rates resulted in a favorable net rate-related variance of $1.5 million.
     Management continually monitors the Corporation's balance sheet to insulate net interest income from significant swings caused by interest rate volatility. If market rates change in 1998, corresponding changes in funding costs would be considered to avoid any potential negative impact on net interest income. The Corporation's policies in this regard are further discussed in the section titled "Interest Rate Risk".

     PROVISION AND ALLOWANCE FOR LOAN LOSSES

     Management provides for possible loan losses at a level determined adequate based upon judgements regarding historical loss experience, the financial condition of borrowers, the size and composition of the loan portfolio, the level and composition of nonperforming loans, estimated future net charge-offs, present and anticipated economic conditions and other factors. A summary of the Corporation's loan loss experience from 1993 through 1997 appears in Table 4.

TABLE 4. SUMMARY OF LOAN LOSS EXPERIENCE

Year Ended December 31 (in thousands)        1997        1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------
Allowance for loan losses - January 1    $   42,166   $   38,705   $   28,579   $   26,164   $   22,677
Allowance of acquired banks                     ---          ---        7,235          289        1,883
Provision for loan losses                    15,332       12,126        7,112        5,837        5,989

CHARGE-OFFS:
 Commercial                                   1,486        4,390        3,186        2,198        2,731
 Real estate(1)                                 541           42           69           82          428
 Consumer                                    12,272        8,393        4,949        3,434        3,466
 Lease financing                              1,286           70          519        1,153          182
                                         ----------   ----------   ----------   ----------   ----------
  Total charge-offs                          15,585       12,895        8,723        6,867        6,807
                                         ----------   ----------   ----------   ----------   ----------
RECOVERIES:
 Commercial                                   1,232        1,183        1,593        1,427          683
 Real estate(1)                                   2           16           22            4          201
 Consumer                                     2,729        2,985        2,816        1,651        1,450
 Lease financing                                 35           46           71           74           88
                                         ----------   ----------   ----------   ----------   ----------
  Total recoveries                            3,998        4,230        4,502        3,156        2,422
                                         ----------   ----------   ----------   ----------   ----------
Net charge-offs                              11,587        8,665        4,221        3,711        4,385
                                         ----------   ----------   ----------   ----------   ----------
Allowance for loan losses - December 31  $   45,911   $   42,166   $   38,705   $   28,579   $   26,164
                                         ==========   ==========   ==========   ==========   ==========
Loans outstanding at year-end            $3,541,619   $3,229,809   $2,867,427   $2,209,340   $2,115,678
Average loans outstanding                 3,380,652    3,062,021    2,706,855    2,142,105    1,977,009
Ratio of allowance for loan losses
 to loans outstanding at year-end              1.30%        1.31%        1.35%        1.29%        1.24%
Ratio of net loans charged off as a
 percentage of average loans
outstanding                                    0.34         0.28         0.16         0.17         0.22

(1) Commercial real estate loan balances and related charge-offs and recoveries are reflected in the commercial loan category for all years except 1993.

     Management increased the provision for loan losses in 1997 by $3.2 million from 1996, primarily due to loan growth of $311.8 million and higher consumer charge-offs in 1997. Net loan charge-offs were 0.34% of average loans in 1997,
up from 0.28% in 1996.   Gross charge-offs increased $2.7 million, or 20.9%
from 1996 resulting from higher bankruptcies and repossessions for consumer loans. Recoveries on loans previously charged off decreased 5.5% as compared to the prior year. At year end, the allowance for loan losses was $45.9 million or 1.30% of total loans, up $3.7 million from December 31, 1996.
     The Corporation maintains formal policies and procedures to control and monitor credit risk. Management believes the allowance for loan losses is adequate to meet presently known credit risks in the loan portfolio. The Corporation's loan portfolio has no significant concentrations in any one industry nor any exposure in foreign loans. The Corporation has generally not extended credit to finance highly leveraged transactions nor does it intend to do so in the future. Employment levels and other economic conditions in the Corporation's local markets may have a significant impact on the level of credit losses. Management continues to identify and devote attention to credits that may not be performing as well as expected. Nonperforming loans are further discussed in the section titled "Nonperforming Assets".

     NONINTEREST INCOME

     Noninterest income accounted for 19.6% of total operating income or 1.1% of average assets in 1997, compared with 21.2% and 1.1%, respectively, in 1996. Noninterest income declined 2.7%, or $1.3 million in 1997 as compared to the prior year due to the 1996 $1.6 million gain on the sale of the Corporation's mortgage loan servicing rights and curtailment of the residential mortgage servicing operations. Excluding the effects of the sale of mortgage servicing rights and investment securities gains and losses, noninterest income increased
4.9% in 1997 as compared to 1996.   This increase resulted from enhanced trust
fees, ATM network user fees and cash management services fees. An analysis of the components of noninterest income is on the following page.
     Trust fees increased 7.3% in 1997 as compared with 1996 due to increases in personal trust and employee benefit plan service fees. The Corporation offers comprehensive trust services to its clients including investment management services, in the personal trust, institutional and employee benefit plan market segments.
     Improved pricing strategies resulted in higher ATM network user fees in 1997 as compared to 1996. A significant portion of the increase resulted from the June 1997 implementation of a convenience fee assessed to non-client users of the Corporation's ATM network. The 8.1% increase in cash management services fees is primarily volume related as clients have responded to enhanced investment options which include various money market mutual funds from which the Corporation receives a management fee.
     The Corporation realized net losses of $787,000 on sales of investment securities during 1997 as compared to net gains of $611,000 during 1996. As presented in Note 4 to the Consolidated Financial Statements, gross realized gains on sales of investment securities amounted to $98,000 in 1997 while gross realized losses amounted to $885,000. The comparable amounts in
1996 were $660,000 and $49,000, respectively.   Proceeds from sales of
investment securities during 1997 totaled $171.2 million or 25.4% of total average security holdings compared with $116.2 million or 15.5% in 1996. The Corporation sold certain securities to fund loan growth and reposition the investment portfolio based on the current rate environment.

NONINTEREST INCOME

                                         Year Ended
                                        December 31,      Changes in 1997
                                      -----------------  ------------------
(in thousands)                           1997      1996    Amount  Percent
---------------------------------------------------------------------------
Trust fees                            $15,527   $14,466  $ 1,061       7.3%
Service charges on deposit accounts    12,342    12,481     (139)     (1.1)
Bankcard fees                           7,092     6,780      312       4.6
Brokerage and investment fees           1,782     1,775        7       0.4
Other loan income                       1,746     3,572   (1,826)    (51.1)
ATM network user fees                   2,956     2,211      745      33.7
Cash management services                1,823     1,686      137       8.1
Safe deposit rentals                    1,182     1,255      (73)     (5.8)
Investment securities gains (losses)     (787)      611   (1,398)    (1)
Other                                   3,031     3,167     (136)     (4.3)
                                      -------   -------  -------
 Total noninterest income             $46,694   $48,004  $(1,310)     (2.7)
                                      =======   =======  =======


NONINTEREST EXPENSE

                                            Year Ended
                                           December 31,      Changes in 1997
                                        ------------------  ------------------
(in thousands)                              1997      1996   Amount   Percent
------------------------------------------------------------------------------
Salaries and employee benefits          $ 80,119  $ 81,288  $(1,169)    (1.4)%
Equipment                                 12,327    12,374      (47)    (0.4)
Occupancy                                 11,446    12,153     (707)    (5.8)
Intangible asset amortization              6,098     6,637     (539)    (8.1)
Bankcard fees                              5,152     4,702      450      9.6
Stationery and supplies                    4,042     4,416     (374)    (8.5)
Postage and delivery                       4,387     4,254      133      3.1
Advertising and public relations           3,953     3,946        7      0.2
Taxes, other than income taxes             3,001     3,267     (266)    (8.1)
Consulting and other professional fees     2,733     3,191     (458)   (14.4)
Legal, audit and examination fees          2,318     2,402      (84)    (3.5)
Other loan fees                            3,169     2,922      247      8.5
Special charge                            23,734       ---   23,734     (1)
Other                                     14,682    13,504    1,178      8.7
                                        --------  --------  -------
Total noninterest expense               $177,161  $155,056  $22,105     14.3
                                        ========  ========  =======

(1)  Not meaningful

     NONINTEREST EXPENSE

SPECIAL CHARGE
In the third quarter of 1997, the Corporation incurred a special charge of $23.7 million related to its July 1, 1997, merger with CB Financial Corporation and the reorganization of Citizens' information technology operations. The special charge includes $16.1 million of merger related expenses comprised of $8.5 million of direct merger and restructuring-related charges and a $7.6 million write-down of goodwill and core deposit intangibles. This write-down reflects the impairment of assets related to previous acquisitions of CB Financial Corporation. The merger related expenses reflect the cost of integrating and consolidating branch network and administrative facilities, severance arrangements, professional services and other expenses directly related to the merger.
     Also in the third quarter, the Corporation entered into a strategic arrangement with M & I Data Services of Milwaukee, Wisconsin, as part of its efforts to upgrade its information technology operations. This arrangement will provide the Corporation with the professional expertise and technological resources necessary to improve its competitive position in a rapidly changing technological environment. The Corporation believes it will enhance its position to quickly respond to the demands of its markets and support future strategic initiatives. The strategic arrangement will also address many Year 2000 information systems-related issues. The third quarter special charge includes expenses of $7.6 million related to this arrangement, comprised of up-front conversion and reorganization costs. See Note 3 for further discussion on the third quarter special charge.
     The Corporation anticipates that the merger and reorganization will have a positive effect on its future operating performance. In addition, the special charge is not expected to adversely affect current and future dividends.

OTHER NONINTEREST EXPENSES
Excluding the special charge, operating expenses were down 1.1% in 1997 as compared with 1996. The decline in operating expenses is primarily attributable to operating efficiencies achieved from the 1997 merger with CB Financial Corporation and the 1996 consolidation and integration of the Corporation's Michigan banks into one bank. Compensation is the Corporation's largest noninterest expense and represented the most significant component of the decline. Total compensation expense decreased 1.4% to $80.1 million from $81.3 million in 1996.
     Noninterest expense excluding salaries and benefits and the third quarter 1997 special charge, decreased 0.6%. The decline is primarily due to lower costs for occupancy and equipment, stationery and supplies, consulting and other professional fees, legal, audit and examination fees and intangible asset amortization.
     Occupancy and equipment cost declines are attributable to lower utility, maintenance and depreciation costs. Stationery and supplies, consulting and other professional fees and legal, audit and examination fees all declined in 1997 due to higher 1996 costs attributed to the consolidation and integration of the Corporation's Michigan banks into one charter. Intangible asset amortization expense declined due to the third quarter 1997 write-down of goodwill and core deposit intangibles related to previous acquisitions of CB Financial Corporation.
     Higher loan volumes resulted in additional mortgage appraisal and mortgage and consumer processing fees. For mortgages, the additional costs are more than offset by increases in mortgage application, origination and processing income collected as a result of higher loan volumes originated in 1997. This related income is reflected in the Corporation's net interest income.
     Increases in bankcard expenses resulted from higher costs associated with the Corporation's outside provider for processing services and enhanced loss prevention efforts.
     The category "other noninterest expense" increased 8.7% due to higher voice and data communication costs and data processing fees associated with the information technology operations arrangement beginning in the third quarter of 1997. Declines in compensation and equipment costs are expected to offset the increased data processing fees.


     FEDERAL INCOME TAXES

     Excluding the effect of the special charge, income tax expense was $21.0 million in 1997, an increase of 23.3% over the 1996 total of $17.0 million. The increase was due to higher pre-tax earnings and lower tax-exempt interest income in 1997 as compared with 1996.

     BALANCE SHEET

     Proper management of the volume and composition of the Corporation's earning assets and funding sources is essential for ensuring strong and consistent earnings performance, maintaining adequate liquidity and limiting exposure to risks caused by changing market conditions. The Corporation's investment securities portfolio is structured to provide a source of liquidity through maturities and generate an income stream with relatively low levels of principal risk. The Corporation does not engage in active securities trading. Loans comprise the largest component of earning assets and are the Corporation's highest yielding assets. Client deposits are the primary source of funding for earning assets while short-term debt and other managed sources of funds are utilized as market conditions and liquidity needs change.
     The Corporation's total assets averaged $4.372 billion for 1997, up $159 million from 1996, primarily due to loan and deposit growth. The ratio of average earning assets to total average assets during 1997 was 93.2%, compared
to 92.2% for 1996.   This increase is the result of enhanced cash management
techniques implemented during 1996 and early 1997 which lowered the Corporation's cash and correspondent bank balances. Average loans comprised 77.3% of total assets during 1997, up from 72.7% in 1996. The ratio of average noninterest-bearing deposits to total deposits decreased from 16.1% in 1996 to 15.5% in 1997. Interest-bearing deposits comprised 92.0% of total average interest-bearing liabilities during 1997 unchanged from 1996. Average long-term debt also remained unchanged at 2.7% of average interest-bearing liabilities.

INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS
Average investment securities, including money market investments, comprised 17.1% of total average earning assets in 1997, down from 21.2% in 1996. The overall decline resulted from the use of proceeds from investment securities sales and maturities to fund loan growth. A summary of average investment securities balances during 1997 and 1996 follows:


INVESTMENT SECURITIES

                                         Average Balances(1)     Changes in 1997
                                         -------------------    ------------------
Year Ended December 31 (in thousands)     1997        1996      Amount    Percent
----------------------------------------------------------------------------------
U.S. Treasury                            $158,757    $257,436  $(98,679)   (38.3)%
Federal agencies:
 Mortgage-backed                          132,802      91,057    41,745     45.8
 Other                                    183,151     172,334    10,817      6.3
State and municipal:
 Taxable                                   17,213      30,256   (13,043)   (43.1)
 Tax-exempt                               166,428     185,735   (19,307)   (10.4)
Other                                      17,269      13,967     3,302     23.6
                                       ----------  ----------  --------
  Total                                  $675,620    $750,785  $(75,165)   (10.0)
                                       ==========  ==========  ========

(1)  Average balances reflect the estimated fair value of investment securities

     Average investment in U.S. Treasury securities comprised 23.5% of average total investment securities during 1997, decreasing from 34.3% in 1996.
Average Federal agency mortgage-backed securities, primarily collateralized mortgage obligations ("CMO's"), and other Federal agency securities increased 45.8% and 6.3%, respectively, in 1997 as proceeds from the maturities of U.S. Treasuries were used to purchase other securities. The Corporation continues to invest in U.S. Treasury and Federal agency securities which offer increased creditworthiness and liquidity compared with other securities.
     Total state and municipal securities comprised 27.2% of total average
investment securities during 1997 as compared with 28.8% in 1996.   Purchases
of these securities remain dependent on the Corporation's capacity to effectively utilize tax-exempt income and the availability of such securities at attractive yields with acceptable risk characteristics.
     Other securities consisting of Federal Reserve stock, Federal Home Loan Bank stock, privately issued CMO's and asset backed securities increased 23.6%. The increase resulted primarily from the purchase of additional Federal
Reserve Bank stock due to the July 1, 1997 CB Financial Corporation merger.

     Money market investments, primarily federal funds sold and term federal funds sold, averaged $19.9 million in 1997, down 72.2% from $71.6 million in
1996.   The amount of funds invested in these assets is based on the present and anticipated interest rate environment, liquidity needs and other economic factors.
     The Corporation's present policies with respect to the classification of investments in debt and equity securities are discussed in Note 1 to the
Consolidated Financial Statements.   An analysis of investment securities at
year-end for each of the last three years is presented in Table 5. As of December 31, 1997, the estimated aggregate fair value of the Corporation's investment securities portfolio was $5.9 million above amortized cost. At December 31, 1997 gross unrealized gains were $6.9 million and gross unrealized losses were $1.0 million. A summary of estimated fair values and unrealized gains and losses for the major components of the investment securities portfolio is provided in Note 4 to the Consolidated Financial Statements.


TABLE 5. ANALYSIS OF INVESTMENT SECURITIES

                            U.S. Treasury and
                            Federal Agency(1)         State and Municipal(1), (2)         Other(1)                   Total
                        -------------------------     ---------------------------  ---------------------   ------------------------
                       Amortized     Fair             Amortized   Fair             Amortized          Fair   Amortized        Fair
(in millions)          Cost         Value    Yield    Cost        Value   Yield    Cost       Value   Yield  Cost     Value   Yield
-------------          ----         ------   -----    ----        -----   -----    ----       -----   -----  ----     -----   -----
AVAILABLE-FOR-SALE:
MATURITES AT
DECEMBER 31, 1997
DUE WITHIN ONE YEAR     $160.7      $160.9   6.01%   $ 26.3     $ 26.4    7.89%    $ 0.2      $ 0.2  7.86%  $187.2     $187.5  6.53%
ONE TO FIVE YEARS        199.7       200.5   5.86      45.2       46.6    8.80       0.5        0.5  7.89    245.4      247.6  6.38
FIVE TO TEN YEARS         25.0        25.2   7.27      48.0       49.4    8.01       0.2        0.2  7.22     73.2       74.8  7.85
AFTER TEN YEARS            3.3         3.4   7.42      42.9       44.5    8.07      17.4       17.6  7.05     63.6       65.5  7.81
                        ------      ------           ------     ------             -----      -----         ------     ------
 TOTAL                  $388.7      $390.0   5.96    $162.4     $166.9    8.23     $18.3      $18.5  7.12   $569.4     $575.4  6.72
                        ======      ======           ======     ======             =====      =====         ======     ======
 AVERAGE MATURITY                1.92 YRS.                   5.06 YRS.                    3.37 YRS.                 2.85 YRS.

At December 31, 1996
 Total                  $504.6      $502.0           $198.0     $200.9             $14.1      $14.2         $716.7     $717.1  6.49%
                        ======      ======           ======     ======             =====      =====         ======     ======

At December 31, 1995
 Total                  $544.0      $546.9           $219.8     $224.7             $10.9      $11.1         $774.7     $782.6  6.43%
                        ======      ======           ======     ======             =====      =====         ======     ======

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

LOANS
The Corporation extends credit primarily within the local markets of its two bank subsidiaries located in Michigan and Illinois. In Michigan, the market areas extend along the Interstate 75 corridor from northern suburban Detroit to the greater Grayling/Gaylord area as well as western suburban Detroit and central and southwestern Michigan. During 1997, the Corporation expanded its market share in Michigan due to the merger with CB Financial Corporation. The merger resulted in an expanded presence in the greater Jackson/ Lansing markets and in northwestern Michigan. The Illinois affiliate extends credit within the western suburban market of Chicago. The Corporation's loan portfolio is widely diversified by borrowers with no concentration within a single industry that exceeds 10% of total loans. The Corporation's respective year end loan portfolio balances are summarized in Table 6.
     Total loans increased $318.6 million in 1997 with average loans comprising 82.9% of total average earning assets during 1997 as compared with 78.8% during 1996. As the economy continued to expand in 1997, the Corporation experienced greater loan demand with total average loans increasing 10.4%.
     Increased demand for business loans in the Corporation's local markets and improved economic conditions expanded the commercial and commercial real estate loan portfolio 7.5% in 1997 from 1996 levels. Average consumer loan balances increased to $1.291 billion in 1997, or 12.4% over 1996 due to growth in the Corporation's home equity, vehicle and marine loan portfolios. Average residential mortgage loan balances increased $100.4 million or 14.8% in 1997, from $677.6 million in 1996.

TABLE 6. LOAN PORTFOLIO

December 31 (in millions)    1997      1996      1995      1994      1993
---------------------------------------------------------------------------
Commercial                 $  930.2  $  784.1  $  680.1  $  571.8  $  505.4
Real estate commercial        387.0     393.1     403.3     357.5     344.2
Real estate construction       71.0      71.1      53.3      29.2      44.9
Real estate mortgage          779.6     744.6     579.2     484.1     494.3
Consumer                    1,336.1   1,189.7   1,091.4     689.4     631.3
Lease financing                37.7      47.2      60.1      77.3      95.6
                           --------  --------  --------  --------  --------
 Total                     $3,541.6  $3,229.8  $2,867.4  $2,209.3  $2,115.7
                           ========  ========  ========  ========  ========

NONPERFORMING ASSETS
A five year history of nonperforming assets is presented in Table 7. Nonperforming assets are comprised of nonaccrual loans, loans 90 days past due and still accruing, restructured loans and other real estate. These amounted to $25.0 million as of December 31, 1997, a decrease of 1.2% from the year-end 1996 balance of $25.3 million. Nonperforming assets as a percentage of total assets declined to 0.56% at December 31, 1997, from 0.59% at December 31, 1996, a decrease of 5.1%. The decline resulted from the Corporation's continued management of loan portfolio quality and favorable economic conditions.
     During 1997 consumer loans grew at a faster rate than other segments of the portfolio. The consumer portfolio is composed of automobile, personal, marine, home equity and bankcard loans of which automobile and home equity comprise 70.1% of the 1997 average balances, a decrease from 71.2% in 1996.
One to four family residential home loans comprise the majority of the real estate mortgage balances. The Corporation's commercial real estate portfolio represents 10.9% of total loans at December 31, 1997 as compared with 12.2% at year end 1996. Within this portfolio, nonperforming loans represented 17.7% of total nonperforming loans at December 31, 1997. Management believes the risk of loss on such nonperforming loans is significantly less than the total principal balance, due to the nature of the underlying collateral. These loans are generally for owner-occupied properties and do not rely on the performance of the real estate market to generate funds for repayment.
     The Corporation maintains formal policies and procedures to control and monitor credit risk within these portfolios. Based upon present information, management believes the allowance for loan losses is adequate to meet presently known credit risks.

TABLE 7.  NONPERFORMING ASSETS AND PAST DUE LOANS

December 31 (in thousands)              1997          1996          1995          1994          1993
------------------------------------------------------------------------------------------------------
NONPERFORMING LOANS(1),(2)
 Nonaccrual
 Less than 30 days past due           $ 5,128        $ 5,555       $ 4,794       $ 5,203       $ 2,518
 From 30 to 89 days past due            2,021          1,370           828         1,421           940
 90 or more days past due              12,840         12,856        14,593        12,595        19,460
                                      -------        -------       -------       -------       -------
  Total                                19,989         19,781        20,215        19,219        22,918
 90 days past due and still accruing    1,185          1,874           849         1,577           643
 Restructured(1)                          446            502           502           299           238
                                      -------        -------       -------       -------       -------
  Total nonperforming loans            21,620         22,157        21,566        21,095        23,799
OTHER REPOSSESSED ASSETS ACQUIRED       3,348          3,118         3,067         3,113         2,933
                                      -------        -------       -------       -------       -------
  Total nonperforming assets          $24,968        $25,275       $24,633       $24,208       $26,732
                                      =======        =======       =======       =======       =======
Nonperforming assets as a percent
 of total loans plus other
 repossessed assets acquired             0.70%          0.78%         0.86%         1.09%         1.26%
Nonperforming assets as a percent
 of total assets                         0.56           0.59          0.59          0.71          0.79

NONPERFORMING LOANS BY TYPE
 Commercial                           $ 8,962        $11,626       $14,244       $16,568       $14,607
 Real Estate(3)                         6,103          4,273         2,688         1,425         5,487
 Consumer                               6,082          4,585         3,286         1,533         1,881
 Lease financing                          473          1,673         1,348         1,569         1,824
                                      -------        -------       -------       -------       -------
   Total                              $21,620        $22,157       $21,566       $21,095       $23,799
                                      =======        =======       =======       =======       =======

(1) Nonperforming loans include loans on which interest is being recognized only upon receipt (nonaccrual), those on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers (restructured), and loans 90 days past due and still accruing.
(2) Gross interest income that would have been recorded in 1997 for nonaccrual and restructured loans, as of December 31, 1997, assuming interest had been accrued throughout the year in accordance with original terms was $1.861 million. The comparable 1996 and 1995 totals were $1.702 million, and $2.660 million, respectively. Interest collected on these loans and included in income was $0.965 million in 1997, $0.913 million in 1996 and $1.489 million in 1995. Therefore, on a net basis, total income foregone due to these loans was $0.896 million in 1997, $0.788 million in 1996 and $1.171 million in 1995.
(3) 1993 nonperforming commercial real estate loan balances have not been reclassified into the nonperforming commercial loan category.

     The level and composition of nonperforming assets are affected by economic conditions in the Corporation's local markets. Nonperforming assets, charge-offs and provisions for loan losses tend to decline in a strong economy and increase in a weak economy, potentially impacting the Corporation's results. In addition to nonperforming loans, management carefully monitors other credits that are current in terms of principal and interest payments but, in management's opinion, may deteriorate in quality if economic conditions change. As of December 31, 1997, such loans amounted to $22.0 million or 0.6% of total loans compared with $12.6 million or 0.4% of total loans as of December 31, 1996. These loans are primarily commercial and commercial real estate loans made in the normal course of business and do not represent a concentration in any one industry. Collectively, these loans and the nonperforming assets in Table 7 represent 1.3% of total loans as of December 31, 1997 increasing from 1.2% as of December 31, 1996.

TABLE 8. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES (1)

                              1997                   1996                 1995                 1994                 1993
                    ----------------------  --------------------  -------------------  -------------------  --------------------
December 31 (in                   LOAN                  Loan                 Loan                 Loan                 Loan
millions)           AMOUNT     PERCENT(2)   Amount   Percent(2)   Amount  Percent(2)   Amount  Percent(2)   Amount  Percent(2)
--------------------------------------------------------------------------------------------------------------------------------
Commercial           $10.6        37.2%     $12.0      36.8%      $11.7      37.8%     $11.3        42.1%   $ 9.4      40.2%
Real estate
 construction          0.1         2.0        0.1       2.2         0.1       1.8        0.1         1.3      0.2       2.1
Real estate
 mortgage              2.0        22.0        1.5      22.7         1.1      20.2        1.0        21.9      1.0      23.4
Consumer              16.0        37.7       15.6      36.8        14.0      38.1        7.5        31.2      7.0      29.8
Lease financing        0.5         1.1        0.5       1.5         1.2       2.1        1.2         3.5      1.1       4.5
                     -----       -----      -----     -----       -----     -----     ------       -----    -----     -----
 Total allocated      29.2       100.0%      29.7     100.0%       28.2     100.0%      21.1       100.0%    18.7     100.0%
                                 =====                =====                 =====                  =====              =====
Unallocated           16.7                   12.5                  10.5                  7.5                  7.5
                     -----                  -----                 -----               ------                -----
Total                $45.9                  $42.2                 $38.7                $28.6                $26.2
                     =====                  =====                 =====               ======                =====

(1) The allocation of the allowance for loan losses in the above table is based upon ranges of estimates and are not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. The Corporation and its subsidiaries do not view the allowance for loan losses as being divisible among the various categories of loans. The entire allowance is available to absorb any future losses without regard to the category or categories in which the charged-off loans are classified.
(2) Percentage reflects the ratio of outstanding loans by category to total outstanding loans at the end of the respective year.


     The following describes the Corporation's policy and related disclosures for impaired loans. The Corporation maintains a valuation allowance for impaired loans. A loan is considered impaired when management determines it is probable that all the principal and interest due under the contractual terms of the loan will not be collected. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Interest income on impaired nonaccrual loans is recognized on a cash basis. Interest income on all other impaired loans is recorded on an accrual basis.
     Certain of the Corporation's nonperforming loans included in Table 7 are considered to be impaired. The Corporation measures impairment on all large balance nonaccrual commercial and commercial real estate loans. Certain large balance accruing loans rated substandard or worse are also measured for impairment. Impairment losses are included in the provision for loan losses. The policy does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include certain smaller balance commercial loans, consumer loans, residential real estate loans, and credit card loans, and are not included in the impaired loan data in the following paragraphs.
     At December 31, 1997, loans considered to be impaired totaled $16.8 million (of which $9.9 million were on a nonaccrual basis). Included within this amount is $6.1 million of impaired loans for which the related allowance for loan losses is $0.9 million and $10.7 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1997 was approximately $18.2 million. For the year ended December 31, 1997, the Corporation recognized interest income of $1.5 million which included $1.0 million of interest income recognized using the cash basis method of income recognition.
     At December 31, 1996, loans considered to be impaired totaled $17.3 million (of which $10.2 million were on a nonaccrual basis). Included within this amount is $7.9 million of impaired loans for which the related allowance for loan losses is $0.8 million and $8.4 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $20.4 million. For the year ended December 31, 1996, the Corporation recognized interest income of $1.7 million which included $0.9 million of interest income recognized using the cash basis method of income recognition.
     The Corporation maintains policies and procedures to identify and monitor nonaccrual loans. A loan is placed on nonaccrual status when there is doubt regarding collection of principal or interest, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected is reversed and charged against income when the loan is placed on nonaccrual status.
     During 1997, each of the Corporation's banking subsidiaries received a normally scheduled examination by its governing regulatory agency. There was no material reclassification of assets as nonperforming resulting from these examinations.

TABLE 9. AVERAGE DEPOSITS

                                            1997               1996               1995
                                      -----------------  -----------------  -----------------
                                      AVERAGE   AVERAGE  Average   Average  Average   Average
Year Ended December 31 (in millions)  BALANCE    RATE    Balance    Rate    Balance    Rate
---------------------------------------------------------------------------------------------
Noninterest-bearing demand            $  565.6     ---   $  565.1     ---   $  547.3     ---
Interest-bearing demand                  381.7    1.61%     396.6    1.79%     399.3    1.95%
Savings                                1,047.5    2.83    1,077.3    2.72    1,095.8    2.81
Time                                   1,652.5    5.66    1,476.5    5.61    1,255.1    5.48
                                      --------           --------           --------
 Total                                $3,647.3    3.54   $3,515.5    3.39   $3,297.5    3.25
                                      ========           ========           ========

DEPOSITS
The Corporation's average deposit balances and rates for the past three years are summarized in Table 9. Total average deposits were 3.7% higher in 1997 as compared with 1996. Deposit growth was derived primarily from time accounts which increased 11.9% from 1996 average balances. Noninterest-bearing demand accounts comprised 15.5% of total average deposits during 1997, as compared with 16.1% in 1996. The shift in deposits from demand and savings accounts to time accounts reflects changing client liquidity preferences and the desire for higher yields. As of December 31, 1997, certificates of deposits of $100,000 or more accounted for approximately 12.4% of total deposits compared with 10.7% as of December 31, 1996. The maturities of these deposits are summarized in Table 10.


TABLE 10. MATURITY OF TIME CERTIFICATES OF DEPOSIT OF $100,000 OR MORE

                                                              December 31,
(in millions)                                                      1997
--------------------------------------------------------------------------
Three months or less                                            $266,760
After three but within six months                                 65,116
After six but within twelve months                                99,301
After twelve months                                               26,100
                                                                --------
 Total                                                          $457,277
                                                                ========

     The Corporation gathers deposits primarily from the local markets of its banking subsidiaries and has not relied on brokered deposits. In the third quarter of 1997, the Corporation obtained approximately $20.0 million in brokered deposits as an alternative source of funding. The deposits mature in intervals over the next three years. The Corporation will continue to evaluate the use of alternative funding sources such as brokered deposits as funding needs change. Management continues to promote relationship driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

BORROWED FUNDS
Total short-term borrowings, primarily federal funds purchased, securities sold under agreements to repurchase and Treasury Tax and Loan notes, averaged $178.3 million or 5.3% of total average interest-bearing liabilities during 1997 compared with $170.9 million or 5.3% during 1996. Long-term debt accounted for $90.8 million or 2.7% of average interest-bearing funds during 1997, increasing from $86.8 million in 1996.
     In 1997, the Corporation's Michigan subsidiary originated three long-term borrowings with the Federal Home Loan Bank for a total of $70 million. The interest rates on the three borrowings range from 5.68% to 6.07% with original maturities from one to four years.
     To finance the February 28, 1995 acquisition, the Corporation's Parent company obtained a $115 million seven year amortizing revolving credit facility. The interest rates range from 6.38% to 7.65% on the outstanding balance of $33 million at December 31, 1997. Of this amount, $7 million will reprice in March 1998 and $13 million in both September 1998 and March 1999. The Parent company services the debt's principal and interest payments with
dividends from the subsidiary banks.   The agreement  also requires the
Corporation to maintain certain financial covenants. The Corporation is in full compliance with all debt covenants as of December 31, 1997.
     A summary of long-term debt balances as of December 31, 1997 and 1996 appears in Note 10 to the Consolidated Financial Statements.

CAPITAL RESOURCES
Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Both bank subsidiaries within the Corporation have sufficient capital to maintain a "well capitalized" designation, (the FDIC's highest rating). As summarized below, the Corporation's capital ratios were in excess of regulatory requirements.


                  Regulatory Minimum
                 ----------------------      December 31,
                              "Well    -----------------------
                 Required   Capitalized"  1997   1996    1995
--------------------------------------------------------------
Risk based:
 Tier I capital      4.00%      6.00%    9.78%   9.83%   9.76%
 Total capital       8.00      10.00    11.03   11.08   11.01
Tier I leverage      4.00       5.00     7.98    7.52    7.13

     The Corporation declared cash dividends of $0.74 per share in 1997, an increase of 10.4% over 1996 dividends of $0.67 per share. Citizens Banking Corporation or its predecessor, Citizens Commercial & Savings Bank, have paid dividends every year since 1892 except for several years during the depression of the 1930's.
     The Corporation initiated a stock repurchase program in November 1987. Effective January 27, 1997, the Corporation's stock repurchase program was formally rescinded by its Board of Directors in conjunction with the agreement to acquire CB Financial Corporation. Prior to the rescission, a total of 1,891,455 shares had been purchased under this program at an average price of $10.56 per share.

NEW ACCOUNTING PRONOUNCEMENTS
In September 1996, the Financial Accounting Standards Board issued Statement
No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". In December 1996, the Financial Accounting Standards Board issued Statement No. 127 which delayed the effective dates of certain provisions of the original Statement. The Statements establish accounting and reporting standards to assist in determining when to recognize or derecognize financial assets and liabilities in the financial statements after a transfer of financial assets has occurred. The Corporation has adopted the Statements to the extent permitted and will adopt the remaining provisions effective January 1, 1998. The impact of the adoption is not expected to be material.
     In March 1997, the Financial Accounting Standards Board issued Statement No. 128 "Earnings per Share". The Statement establishes standards for computing and presenting earnings per share (EPS), simplifies the standards for computation and makes the calculation comparable to international standards.
The Statement requires the replacement of primary EPS with basic EPS and presentment of basic and diluted EPS on the face of the income statement. The Corporation adopted the Statement for year end 1997 reporting and has restated all prior period per common share data.
     In June 1997, the Financial Accounting Standards Board issued Statement
No. 130 "Reporting Comprehensive Income". The Statement establishes standards for the reporting and disclosure of comprehensive income and its components in the financial statements. Presently, the only component of comprehensive income not included in net income is unrealized gains or losses on available-for-sale investment securities. The Corporation adopted the Statement for year end 1997 reporting and has restated all prior period amounts.
     In June 1997, the Financial Accounting Standards Board issued Statement
No. 131 "Disclosure about Segments of an Enterprise and Related Information". The Statement changes the manner in which public companies report segment information in annual reports and requires companies to report selected segment information in interim financial reports. Public companies will be required to report financial and descriptive information about the company's operating segments. The Statement is effective for fiscal years beginning after December 15, 1997 with reclassification of the financial statements for earlier periods required for comparative purposes. The Corporation plans to adopt the Statement in 1998.

IMPACT OF YEAR 2000
The Year 2000 issue is the result of computer programs which utilize using two digits rather than four digits to define years for computer calculations. Any computer or electronic calculation recognizing a two digit date rather than a four digit date may incur system failure or miscalculate information when using a date after December 31, 1999 resulting in potentially serious impairment to business operations. The Corporation began addressing the issue in 1996 with the formation of a task force to identify Year 2000 related issues for any electronic devices, such as mainframe and microcomputers, using two digits rather than four digits for the year. The Corporation believes that it has identified all Year 2000 noncompliant systems and devices and is working closely with vendors and third party service providers to address solutions. Further, during the fall of 1997, formal discussions were initiated with the Corporation's significant commercial business clients to determine the extent to which the client's computer systems are vulnerable to Year 2000 failure.

     A significant portion of the Corporation's Year 2000 solution included the strategic arrangement entered into with M&I Data Services in the third quarter of 1997. The arrangement allows M&I Data Services information technology systems to replace most of the Corporation's current systems by the end of the second quarter of 1998. M&I has warranted to the Corporation that all systems to be replaced by M&I Data Services will be Year 2000 compliant by December 31, 1998.
     The Corporation has not identified any noncompliant systems for which a solution is not available and which would impair the Corporation's business operations. All Year 2000 costs to date have not been material and are being expensed as incurred. Anticipated future expenses are not expected to materially impair future earnings. The Corporation anticipates that all material noncompliant systems will be replaced and most testing completed by December 31, 1998, with the remainder of the testing of the compliance measures to be completed in early 1999.
     While the Corporation is not aware of any Year 2000 problems for which a solution is not available, other unanticipated Year 2000 issues could arise and there can be no assurance that actual results will be comparable to expected results. These unanticipated issues may include the ability to identify and correct all relevant computer codes, the availability and cost of trained personnel, the impact of Year 2000 on our clients and other uncertainties.

     LIQUIDITY AND DEBT CAPACITY

     The liquidity position of the Corporation is monitored for both subsidiaries and the Parent company to ensure that funds are available at a reasonable cost to meet financial commitments, to finance business expansion and to take advantage of unforeseen opportunities. The Corporation's subsidiary banks derive liquidity primarily through core deposit growth and maturity of money market investments, investment securities and loans. Additionally, the Corporation's subsidiary banks have access to market borrowing sources on an unsecured, as well as a collateralized basis, for both short-term and long-term purposes. Management has not had to rely on borrowings from the Federal Reserve to meet liquidity requirements. Another source of liquidity is the ability of the Corporation's Parent company to borrow funds on both a short-term and long-term basis.
     Various techniques are used by the Corporation to measure liquidity, including ratio analysis. Some ratios monitored by the Corporation include: loans to deposits, liquid assets to volatile funding (interest bearing liabilities plus noninterest bearing deposits less core funding) core funding (most deposits plus a portion of repurchase agreements and long term debt less single maturity certificates of deposit) to total funding (volatile funding
plus core funding).   During 1997, the Corporation's strategy to operate at
lower levels of liquid assets to volatile funding and a higher loan to deposit ratio improved the asset mix, resulting in increased net interest income. The Corporation experienced no liquidity or operational problems as a result of the reduced levels of liquidity. Management believes that the key to operating at lower levels of balance sheet liquidity is the establishment and subsequent utilization of sufficient sources of liquidity. This has been accomplished by increased sources of funds and higher capacities enabling the Corporation and its subsidiary banks to operate effectively, safely and with improved profitably. These ratios are summarized below for the last three years.

                                             1997   1996    1995
                                             ----   ----    ----
Average loans to deposits                    92.7%  87.1%   82.1%
Liquid assets to volatile
 funding                                     34.5   74.0   113.9
Core funding to total funding                88.1   89.4    90.3

     The subsidiary banks manage liquidity to meet client cash flow needs while maintaining funds available for loan and investment opportunities. As discussed in Note 18 to the Consolidated Financial Statements, the Federal Reserve Bank requires the Corporation's banking subsidiaries to maintain certain noninterest-bearing deposits with the Federal Reserve Bank. These balance requirements averaged $28.8 million and $43.0 million during 1997 and 1996, respectively, and were primarily satisfied with cash balances maintained by the Corporation's subsidiaries.
     The liquidity of the Parent company is managed to provide funds to pay dividends to shareholders, service debt, invest in subsidiaries and to satisfy other operating requirements. The Parent company's primary source of liquidity is dividends from its subsidiaries. During 1997, the Parent company received $21.5 million in dividends from subsidiaries and paid $19.3 million in dividends to its shareholders. The amount of the upstream dividends decreased $32.6 million in 1997 from $56.5 million 1996. The large 1996 dividend amount was attributable to the consolidation of the six Michigan chartered banks.
This consolidation allowed the surviving bank greater upstream dividend capacity while still maintaining sufficient capital. As discussed in Note 18 to the Consolidated Financial Statements, no dividend amounts were available as of January 1, 1998 for payment to the Parent company as dividends by the Corporation's banking subsidiaries without further regulatory approval.
Amounts earned by subsidiaries in 1998 may also become available for such dividend payments. Additional amounts may be available for payment subject to regulatory approval.
     The Corporation's long-term debt to equity ratio was 26.4% as of December 31, 1997 compared with 22.1% as of December 31, 1996. Changes in long-term debt during 1997 are discussed in the section titled "Borrowed Funds". Management believes that the Corporation has sufficient liquidity and capacity sources to meet presently known cash flow requirements arising from ongoing business transactions.

     INTEREST RATE RISK

     Interest rate risk generally arises when the maturity or repricing structure of the Corporation's assets and liabilities differ significantly. Asset/liability management, which among other things addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income, maintain sufficient liquidity and minimize exposure to significant changes in interest rates. This process includes monitoring contractual and expected repricing of assets and liabilities as well as forecasting earnings under different interest rate scenarios and balance sheet structures. Generally, management seeks a structure that insulates net interest income from large swings attributable to changes in market interest rates. Table 11 depicts the Corporation's asset/liability static sensitivity ("GAP") as of December 31, 1997.

TABLE 11. INTEREST RATE SENSITIVITY

                                                                         TOTAL
December 31, 1997                1        2 - 3     4 - 6     7 - 12    WITHIN       1-5      Over
(in millions)                  Month     Months     Months    Months    1 Year      Years    5 Years    Total
--------------------------------------------------------------------------------------------------------------
RATE SENSITIVE ASSETS(3)
 Loans and leases             $1,103.3   $ 142.1   $ 183.3   $ 342.0   $1,770.7   $1,249.7   $521.2   $3,541.6
 Investment securities            27.3      22.7      69.2      73.8      193.0      246.1    136.3      575.4
 Short-term investments           12.2       ---       ---       ---       12.2        ---      ---       12.2
                              --------   -------   -------   -------   --------   --------   ------   --------
  Total                       $1,142.8   $ 164.8   $ 252.5   $ 415.8   $1,975.9   $1,495.8   $657.5   $4,129.2
                              ========   =======   =======   =======   ========   ========   ======   ========

RATE SENSITIVE LIABILITIES
 Deposits (2)                 $  272.1   $ 377.2   $ 423.3   $ 626.3   $1,698.9   $1,208.0   $186.9   $3,093.8
 Short-term borrowings           174.9       ---       ---       ---      174.9        ---      ---      174.9
 Long-Term Debt                    0.4       7.0      30.0      13.1       50.5       55.1      2.6      108.2
                              --------   -------   -------   -------   --------   --------   ------   --------
  TOTAL                       $  447.4   $ 384.2   $ 453.3   $ 639.4   $1,924.3   $1,263.1   $189.5   $3,376.9
                              ========   =======   =======   =======   ========   ========   ======   ========

Period GAP (1)                $  695.4   $(219.4)  $(200.8)  $(223.6)  $   51.6   $  232.7   $468.0   $  752.3
Cumulative GAP                   695.4     476.0     275.2      51.6                 284.3    752.3
Cumulative GAP to
 Total Assets                    15.66%    10.72%     6.20%     1.16%      1.16%      6.40%   16.95%     16.95%
Multiple of Rate Sensitive
 Assets to Liabilities            2.55      0.43      0.56      0.65       1.03       1.18     3.47       1.22

(1)  Gap is the excess of rate sensitive assets (liabilities).
(2) Includes interest bearing savings and demand deposits without contractual maturities of $441 million in the less than one year category and $963 million in the over one year category. This runoff is based on historical trends, which reflects industry standards.
(3) Incorporates prepayment projections for certain assets which may shorten the time frame for repricing or maturity compared to contractual runoff.

     As shown, the Corporation's interest rate risk position is well balanced in the less than one year time frame with rate sensitive assets exceeding rate sensitive liabilities by $51.6 million. This position suggests that the Corporation's net interest income may not be significantly impacted by changes in interest rates over the next 12 months. Management is continually reviewing its interest rate risk position and modifying its strategies based on projections to minimize the impact of future interest rate changes. While traditional GAP analysis does not always incorporate adjustments for the magnitude or timing of noncontractual repricing, Table 11 does incorporate appropriate adjustments as indicated in footnotes 2 and 3 to the table. Because of these and other inherent limitations of any GAP analysis, management utilizes simulation modeling as its primary tool to evaluate the impact of changes in interest rates and balance sheet strategies. Management uses these simulations to develop strategies that can limit interest rate risk and provide liquidity to meet client loan demand and deposit preferences.

INTEREST RATE SENSITIVITY
A number of measures are used to monitor and manage interest rate risk, including income simulation and interest sensitivity (GAP) analyses. An income simulation model is management's primary tool used to assess the direction and magnitude of variations in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of financial instruments held for purposes other than trading; changes in market conditions, loan volumes, and pricing; deposit sensitivity; client preferences; and management's financial capital plans. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment and, as a result, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.
     Results of the multiple simulations done as of December 31, 1997 suggest that the Corporation could expect net interest income to increase by $200,000 (if the balance sheet does not grow and interest rates gradually decline by 200 basis points over the next twelve months) and, to increase by $2.4 million (if the balance sheet does not grow and interest rates gradually increase by 200 basis points over the next twelve months) from 1997 levels of net interest income. These variances in net interest income were well within the Corporation's policy parameters established to manage such risk. Management performed a large number of net interest income simulations using varying balance sheet scenarios and differing interest rate environments. The model results presented herein are intended to illustrate the potential variation in net interest income from the indicated changes in interest rates, and not to project future levels of net interest income. In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including the growth, composition and absolute levels of deposits, loans, and other earnings assets and interest bearing liabilities, economic and competitive conditions, client preferences and other factors.

TABLE 12. LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                    Due Within         One to            After
December 31 (in millions)            One Year        Five Years        Five Years          Total
------------------------------------------------------------------------------------------------
Commercial                            $674.5           $538.5            $104.2          $1,317.2
Real estate construction                43.5             18.2               9.3              71.0
                                      ------           ------            ------          --------
 Total                                $718.0           $556.7            $113.5          $1,388.2
                                      ======           ======            ======          ========
Loans above:
 With floating interest rates         $492.4           $190.9             $73.5            $756.8
 With predetermined interest rates     225.6            365.8              40.0             631.4
                                      ------           ------            ------          --------
  Total                               $718.0           $556.7            $113.5          $1,388.2
                                      ======           ======            ======          ========


TABLE 13. SELECTED QUARTERLY INFORMATION

                                                             1997                                           1996
                                         ---------------------------------------------    -----------------------------------------
(in thousands except per share data)     FOURTH       THIRD         SECOND     FIRST       Fourth     Third      Second     First
-----------------------------------------------------------------------------------------------------------------------------------
Interest income                          $85,992     $85,648       $83,996    $80,227     $79,952    $78,764    $77,583    $76,037
Interest expense                          36,908      36,903        35,858     34,346      34,568     33,309     32,705     33,109
Net interest income                       49,084      48,745        48,138     45,881      45,384     45,455     44,878     42,928
Provision for loan losses                  3,135       5,245         3,742      3,210       4,146      3,593      2,351      2,036
Investment securities gains
(losses)                                      25        (755)          (33)       (24)         41        134         20        416
Noninterest income                        12,115      12,422        11,575     11,369      11,581     13,152     11,468     11,192
Noninterest expense                       37,475      61,340(2)     39,729     38,617      38,608     38,980     39,949     37,519
Net income (loss)                         14,255      (4,951)(2)    11,315     10,889      10,242     11,498     10,028     10,657

PER SHARE OF COMMON STOCK(3)
Net income (loss):
  Basic                                     0.51       (0.18)(2)      0.41       0.39        0.37       0.41       0.35       0.38
  Diluted                                   0.50       (0.18)(2)      0.40       0.39        0.36       0.41       0.35       0.38
Cash dividends declared                     0.19        0.19          0.19       0.17        0.17       0.17       0.17       0.15
Market value:(1)
 High                                      34.75       29.42         23.83      22.33       21.50      19.67      21.00      21.00
 Low                                       27.17       22.33         20.33      20.00       19.17      18.17      18.33      19.00
 Close                                     34.50       29.33         22.83      22.00       21.00      19.09      19.33      20.33

(1) Citizens Banking Corporation common stock is traded on the National Market tier of the Nasdaq stock market (trading symbol: CBCF). At December 31, 1997, there were approximately 11,338 shareholders of the Corporation's common stock.
(2) Amounts include special charge associated with CB Financial Corporation merger and information technology operations reorganization of $17,263, net of tax or $0.61 per diluted share.
(3) Per share information is computed, and where necessary, restated to comply with Statement of Financial Accounting Standard No. 128 "Earnings per share" and reflects a three-for-two stock split effected in the form of a dividend paid to shareholders on November 18, 1997.


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


     FORWARD-LOOKING STATEMENTS

     The foregoing disclosure contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended, with respect to expectations for future periods. These forward looking statements relate to expected savings and effects of the merger, the Corporation's information systems conversion to M&I Data Services and the impact of Year 2000, changes all of which are subject to risks and uncertainties that could cause actual results to differ. These risks and uncertainties include unanticipated changes in the competitive environment and relationships with third party vendors and clients and certain other factors discussed in this report.

     YEAR ENDED DECEMBER 31, 1996 COMPARED WITH 1995

     The following discussion incorporates the restatement of 1995 and 1996 financial information to include the merger of CB Financial Corporation on July 1, 1997 which was accounted for as a pooling of interests. The 1996 results reflect a full year of operations as compared with ten months of operations for the four Michigan affiliates of Banc One Corporation purchased at the close of business on February 28, 1995. All common stock per share amounts have been adjusted to reflect a three-for-two stock split effected in the form of a dividend paid to shareholders on November 18, 1997. Citizens Banking Corporation earned $42,425,000 or $1.50 per diluted share during 1996 as
compared with $38,211,000 or $1.36 per share in 1995.   Net income was up
$4,214,000 or $0.14 per diluted share over the prior year, a 10.3% increase. Return on average assets increased 5.2% from 0.96% in 1995 to 1.01% in 1996. Overall, the increase in net income in 1996 reflects improvement in net interest income and noninterest income offset, in part, by increases in the provision for loan losses, noninterest expense and income taxes.
     Net interest income for 1996 was $178,645,000, an increase of 6.4% over 1995 net interest income of $167,926,000. This increase resulted from higher levels of earning assets partially offset by increased interest bearing liabilities. Yields on earning assets increased slightly to 8.21% as compared with 8.19% in 1995. Rates paid on funding sources increased nine basis points to 4.17% due to higher rates paid on time deposits and long-term debt partially offset by lower rates on interest bearing demand and savings deposits and short-term borrowings. As a result, the net interest margin decreased to 4.77% in 1996 as compared with 4.80% in 1995.
     The provision for loan losses increased to $12,126,000 in 1996 as compared with $7,112,000 in 1995. The increase resulted from new loan growth of $362.4 million and higher charge offs. Net loan charge-offs were 0.28% of average total loans in 1996, up from 0.16% in 1995.
     Noninterest income accounted for 21.2% of total operating income or 1.1% of average assets in 1996, increasing from 20.3% or 1.1%, respectively, in 1995. Noninterest income increased $5,318,000 from 1995 partially attributable to a full year of earnings of the acquired banks as compared to ten months of income for 1995. The third quarter 1996 sale of the Corporation's mortgage servicing operations resulted in an immediate gain of $1,550,000 related to loans previously serviced by the Corporation for other investors. Revenue increases for trust of 8.6%, brokerage and investment fees of 52.8%, ATM network user fees of 15.8% and cash management fees of 36.6% when comparing 1996 with 1995 were the result of increased volumes and enhanced marketing strategies.
     Noninterest expense increased $4,724,000, or 3.1% in 1996, from 1995. The increase is partially attributable to a full year of expense of the acquired banks as compared with 10 months of expense for 1995. The increase was partially offset by a decrease in FDIC insurance assessments to $15,000 in 1996 as compared with $3,935,000 in 1995.
     Compensation is the Corporation's largest noninterest expense. Total compensation expense increased 5.1% in 1996 as compared to 1995 due to a full year effect of the acquired banks and higher cost of employee benefits for pension, workers compensation and medical expense.
     Intangible asset amortization expense increased 11.2% in 1996 as compared with 1995 due to a full year of amortization attributable to the 1995 acquisition. Income tax expense for 1996 increased 13.9% compared with 1995. This increase resulted from higher pretax earnings combined with lower tax-exempt interest income.
     The Corporation had total average assets of $4.212 billion in 1996, up from 1995 average assets of $3.970 billion. This was primarily due to loan and core deposit growth and the full year impact of the first quarter 1995 acquisition. Average loans comprise 78.8% of total earning assets in 1996, up from 74.5% in 1995. The growth occurred in the consumer, residential mortgage and commercial loan portfolios due to improved economic conditions and the full year effect of the acquisition. Average investments securities, including money market investments, decreased to 21.2% of average earning assets in 1996 from 25.5% in 1995. The decline in investment securities was used to fund new loan growth.
     Total average deposits were 6.6% higher in 1996 compared with 1995, due to higher time deposit balances and the acquisition. Customer preferences resulted in deposit balance shifts from interest bearing demand and savings to time accounts in 1996 as compared with 1995. Average short-term borrowings, comprised primarily of securities sold under agreements to repurchase, increased slightly to 5.3% of average interest-bearing liabilities in 1996 as compared with 5.1% in 1995.
     Long-term debt accounted for $86.8 million or 2.7% of average interest-bearing funds during 1996, decreasing from $108.2 million or 3.6% in 1995. The decrease resulted from 1996 principal payments on the debt used to finance the first quarter 1995 acquisition. Average shareholders' equity was $381.4 million in 1996, a 7.7% increase over the 1995 average of $354.2 million.

CONSOLIDATED BALANCE SHEETS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                 December 31,
(in thousands except share amounts)                           1997         1996
-----------------------------------------------------------------------------------
ASSETS
 Cash and due from banks                                   $  168,351   $  182,039
 Money market investments:
  Interest-bearing deposits with banks                            246           83
  Federal funds sold                                              ---        4,500
  Term federal funds sold and other                            11,976       14,288
                                                           ----------   ----------
   Total money market investments                              12,222       18,871
 Investment securities available-for-sale (amortized cost
  $569,440 in 1997; $716,695 in 1996)                         575,382      717,058
 Loans:
  Commercial                                                1,317,213    1,177,098
  Real estate construction                                     71,035       71,125
  Real estate mortgage                                        779,567      744,606
  Consumer                                                  1,336,120    1,189,807
  Lease financing                                              37,684       47,173
                                                           ----------   ----------
   Total loans                                              3,541,619    3,229,809
  Less: Allowance for loan losses                             (45,911)     (42,166)
                                                           ----------   ----------
   Net loans                                                3,495,708    3,187,643
 Premises and equipment                                        69,415       74,859
 Intangible assets                                             60,016       73,684
 Other assets                                                  58,177       51,819
                                                           ----------   ----------
   TOTAL ASSETS                                            $4,439,271   $4,305,973
                                                           ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
 Noninterest-bearing deposits                              $  600,498   $  580,742
 Interest-bearing deposits                                  3,093,848    3,018,009
                                                           ----------   ----------
   Total deposits                                           3,694,346    3,598,751
 Federal funds purchased and securities sold
  under agreements to repurchase                              141,713      146,903
 Other short-term borrowings                                   33,153       29,902
 Other liabilities                                             52,052       51,570
 Long-term debt                                               108,165       86,826
                                                           ----------   ----------
   Total liabilities                                        4,029,429    3,913,952

SHAREHOLDERS' EQUITY
 Preferred stock - no par value:
  Authorized - 5,000,000 shares
  Issued - none
 Common  stock - no par value:
  Authorized - 40,000,000 shares
  Issued and outstanding - 28,047,518 in 1997;
   27,766,182 in 1996                                         120,274      118,312
 Retained earnings                                            285,706      273,484
 Other accumulated comprehensive net income                     3,862          225
                                                           ----------   ----------
   Total shareholders' equity                                 409,842      392,021
                                                           ----------   ----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $4,439,271   $4,305,973
                                                           ==========   ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

(in thousands except share amounts)                                1997          1996           1995
------------------------------------------------------------------------------------------------------
INTEREST INCOME
 Interest and fees on loans                                      $294,258      $265,139       $237,498
 Interest and dividends on investment securities:
  Taxable                                                          31,811        33,731         35,441
  Nontaxable                                                        8,721         9,700         10,080
 Money market investments                                           1,073         3,766          7,908
                                                                 --------      --------       --------
   Total interest income                                          335,863       312,336        290,927
                                                                 --------      --------       --------
INTEREST EXPENSE
 Deposits                                                         129,267       119,185        107,329
 Short-term borrowings                                              8,689         7,959          7,573
 Long-term debt                                                     6,059         6,547          8,099
                                                                 --------      --------       --------
   Total interest expense                                         144,015       133,691        123,001
                                                                 --------      --------       --------
NET INTEREST INCOME                                               191,848       178,645        167,926
Provision for loan losses                                          15,332        12,126          7,112
                                                                 --------      --------       --------
   Net interest income after provision for loan losses            176,516       166,519        160,814
                                                                 --------      --------       --------
NONINTEREST INCOME
 Trust fees                                                        15,527        14,466         13,326
 Service charges on deposit accounts                               12,342        12,481         12,219
 Bankcard fees                                                      7,092         6,780          5,908
 Other loan income                                                  1,746         3,572          2,409
 Investment securities gains (losses)                                (787)          611            281
 Other                                                             10,774        10,094          8,543
                                                                 --------      --------       --------
   Total noninterest income                                        46,694        48,004         42,686
                                                                 --------      --------       --------
NONINTEREST EXPENSE
 Salaries and employee benefits                                    80,119        81,288         77,329
 Equipment                                                         12,327        12,374         12,292
 Occupancy                                                         11,446        12,153         11,562
 Intangible asset amortization                                      6,098         6,637          5,968
 Bankcard fees                                                      5,152         4,702          4,221
 Stationery and supplies                                            4,042         4,416          4,316
 Postage and delivery                                               4,387         4,254          3,911
 Advertising and public relations                                   3,953         3,946          3,103
 Special charge                                                    23,734           ---            ---
 Other                                                             25,903        25,286         27,630
                                                                 --------      --------       --------
   Total noninterest expense                                      177,161       155,056        150,332
                                                                 --------      --------       --------
INCOME BEFORE INCOME TAXES                                         46,049        59,467         53,168
Income taxes                                                       14,541        17,042         14,957
                                                                 --------      --------       --------
NET INCOME                                                       $ 31,508      $ 42,425       $ 38,211
                                                                 ========      ========       ========
NET INCOME PER SHARE:
 Basic                                                           $   1.13      $   1.52       $   1.39
 Diluted                                                             1.11          1.50           1.36

AVERAGE SHARES OUTSTANDING:
 Basic                                                         27,878,990    27,844,341     27,575,118
 Diluted                                                       28,419,676    28,258,591     28,123,783

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                    Accumulated
                                                                                       Other
                                             Common            Retained            Comprehensive
(in thousands except per share amounts)      Stock             Earnings               Income        Total
------------------------------------------------------------------------------------------------------------
BALANCE - JANUARY 1, 1995                   $118,324           $226,869              $(12,453)     $332,740
 Net income                                                      38,211                              38,211
 Net unrealized gain on securities
  available-for-sale,
  net of tax effect of $9,424                                                          17,587        17,587
                                                                                                   --------
  Total comprehensive income                                                                         55,798
 Exercise of stock options, net of
  shares purchased                             2,237                                                  2,237
 Cash dividends-$0.60 per share                                 (16,131)                            (16,131)
                                            --------           --------              --------      --------
BALANCE - DECEMBER 31, 1995                  120,561            248,949                 5,134       374,644

 Net income                                                      42,425                              42,425
 Net unrealized loss on securities
  available-for-sale,
  net of tax effect of $2,593                                                          (4,909)       (4,909)
                                                                                                   --------
  Total comprehensive income                                                                         37,516
 Exercise of stock options, net of
  shares purchased                             1,523                                                  1,523
 Cash dividends-$0.67 per share                                 (17,890)                            (17,890)
Shares acquired for retirement                (3,772)                                                (3,772)
                                            --------           --------              --------      --------
BALANCE - DECEMBER 31, 1996                  118,312            273,484                   225       392,021
 Net income                                                      31,508                              31,508
 Net unrealized gain on securities
  available-for-sale,
  net of tax effect of $1,942                                                           3,637         3,637
                                                                                                   --------
  Total comprehensive income                                                                         35,145
 Exercise of stock options, net of
  shares purchased                             1,962                                                  1,962
 Cash dividends-$0.74 per share                                 (19,286)                            (19,286)
                                            --------           --------              --------      --------
BALANCE - DECEMBER 31, 1997                 $120,274           $285,706              $  3,862      $409,842
                                            ========           ========              ========      ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                               YEAR ENDED DECEMBER 31,
(in thousands)                                            1997           1996          1995
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                                              $  31,508   $    42,425   $    38,211
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Provision for loan losses                                15,332        12,126         7,112
   Depreciation                                              8,927         9,335         9,197
   Amortization of goodwill and other intangibles            6,098         6,637         5,968
   Intangible asset impairment                               7,570           ---           ---
   Deferred income tax credit                               (4,714)       (2,391)         (607)
   Net amortization on investment securities                 1,061         2,080         4,015
   Investment securities losses (gains)                        787          (611)         (281)
   Other                                                    (3,104)       (4,508)        6,157
                                                      ------------   -----------   -----------
     Net cash provided by operating activities              63,465        65,093        69,772

INVESTING ACTIVITIES:

 Net (increase) decrease in money market investments         6,649       132,753        (8,557)
 Securities available-for-sale:
  Proceeds from sale                                       171,240       116,190        20,089
  Proceeds from maturity                                   144,916       403,835       208,087
  Purchases                                               (170,749)     (463,394)     (150,735)
 Net increase in loans and leases                         (323,397)     (371,047)     (133,670)
 Purchases of premises and equipment                        (3,483)       (5,408)       (7,879)
 Net cash used for acquisition of subsidiary                   ---           ---       (59,434)
                                                      ------------   -----------   -----------
   Net cash used by investing activities                  (174,824)     (187,071)     (132,099)

FINANCING ACTIVITIES:

 Net decrease in demand and savings deposits               (27,076)      (73,779)     (119,285)
 Net increase in time deposits                             122,671       194,262       183,900
 Net increase (decrease) in short-term borrowings           (1,939)       24,266       (51,400)
 Proceeds from issuance of long-term debt                   70,000        20,000       115,000
 Principal reductions in long-term debt                    (48,661)      (43,196)      (21,309)
 Cash dividends paid                                       (19,286)      (17,890)      (16,131)
 Proceeds from stock options exercised                       1,962         1,523         2,237
 Shares acquired for retirement                                ---        (3,772)          ---
                                                      ------------   -----------   -----------
   Net cash used by financing activities                    97,671       101,414        93,012
                                                      ------------   -----------   -----------
Net increase (decrease) in cash and due from banks         (13,688)      (20,564)       30,685
Cash and due from banks at beginning of year               182,039       202,603       171,918
                                                      ------------   -----------   -----------
Cash and due from banks at end of year                $    168,351   $   182,039   $   202,603
                                                      ============   ===========   ===========
Supplemental cash flow information:
 Interest paid                                        $    146,917   $   136,331   $   114,396
 Income taxes paid                                          17,790        19,560        15,308

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

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level considered by management to be adequate to absorb losses inherent in the loan portfolio. Management's evaluation is based on a continuing review of the loan portfolio and includes consideration of actual loss experience, the financial condition of borrowers, the size and composition of the loan portfolio, current and anticipated economic conditions and other pertinent factors. The allowance is increased by the provision charged to income and recoveries of loans previously charged off and reduced by loans charged off.
     The Corporation establishes a valuation allowance for any loans considered impaired based on periodic review. A loan is considered impaired when management determines it is probable that all the principal and interest due under the contractual terms of the loan will not be collected. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

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

INTANGIBLE ASSETS
Goodwill, the unamortized cost of acquiring subsidiaries in excess of the fair value of identifiable net assets at the date acquired, is amortized on a straight line basis over 15 years. The carrying amount of goodwill is reviewed as events or changes in facts and circumstances warrant. The realizability of goodwill is evaluated by geographic region and is based on a comparison of the recorded balance of goodwill to the applicable discounted cash flows over the remaining amortization period of the associated goodwill. To the extent that impairment may exist, the current carrying amount is reduced by the estimated shortfall.

INCOME TAXES
The Corporation and its subsidiaries file a consolidated federal income tax return. Income tax expense is based on income as reported in the Consolidated Statements of Income. When income and expenses are recognized in different periods for tax purposes, applicable deferred taxes are provided in the Consolidated Financial Statements.

LOAN INTEREST AND FEE INCOME
Interest on loans is generally accrued and credited to income based upon the principal amount outstanding. Loans are placed on nonaccrual status when collectibility of principal or interest is considered doubtful, or payment of principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. When these loans (including a loan impaired) are placed on nonaccrual status, all interest previously accrued but unpaid is reversed against current year interest income. Interest payments received on nonaccrual loans are credited to income if future collection of principal is probable. Loans are normally restored to accrual status when interest and principal payments are current and it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met on a timely basis.
     Loan origination fee income, net of direct origination costs and certain incremental direct costs, is deferred and amortized as a yield adjustment over the estimated term of the related loans by methods that approximate the level yield method. Loan fees on unused commitments and fees related to loans sold are recognized currently as other income.

NET INCOME PER SHARE
Basic and diluted earnings per share are computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per share," adopted by the Corporation in the quarter ended December 31, 1997. All prior amounts have been restated. Basic net income per share is based on net income divided by the weighted average number of shares outstanding in each period. Diluted net income per share shows the dilutive effect of additional common shares issuable under the assumed exercise of stock options granted upon the Corporation's stock option plans, using the treasury stock method. The weighted average number of share has been adjusted for a three for two stock split effected in the form of a dividend paid to shareholders on November 18, 1997.

CASH FLOWS
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

RECLASSIFICATIONS
Certain amounts have been reclassified to conform to the current year presentation.

     NOTE 2. ACQUISITION

     On July 1, 1997, the Corporation merged with CB Financial Corporation headquartered in Jackson, Michigan. As part of the merger, Citizens issued 6,256,355 shares of its common stock in a tax free exchange for all of the outstanding shares of CB Financial Corporation. The merger was accounted for as a pooling of interests resulting in the restatement of all financial information for the periods presented. The merger resulted in no change in either entities' fiscal reporting period or in the consolidated shareholder equity position. No material intercompany transactions existed between the companies prior to the merger. The following presents the separate results of operations for the six month period ending June 30, 1997 (the latest period immediately preceding the merger) and the years ending December 31, 1996 and 1995 for CB Financial Corporation and Citizens Banking Corporation:

                                                           For the Year Ended
                                           (unaudited)         December 31,
                                        Six Months Ended   ---------------------
(DOLLARS IN THOUSANDS)                   June 30, 1997      1996        1995
--------------------------------------------------------------------------------
Net Interest Income
            Citizens                         $    77,080  $  146,116  $  137,495
            CB Financial                          16,939      32,508      30,508
                                             -----------  ----------  ----------
            Combined                         $    94,019  $  178,624  $  168,003
                                             ===========  ==========  ==========
Net Income
            Citizens                         $    19,315  $   37,421   $  33,596
            CB Financial                           2,889       5,004       4,615
                                             -----------  ----------  ----------
            Combined                         $    22,204  $   42,425   $  38,211
                                             ===========  ==========  ==========
Diluted net income per
common share
            Citizens                         $      0.88   $    1.70   $   1.53
            CB Financial                            1.03        1.79       1.65
            Combined                                0.79        1.50       1.36

     At the close of business on February 28, 1995, the Corporation purchased the four Michigan affiliates of Bank One Corporation, located in East Lansing, Fenton, Sturgis and Ypsilanti, for $115 million in cash. The transaction was accounted for as a purchase and the four banks ("acquired banks") were merged into Citizens Bank headquartered in Flint, Michigan effective immediately after the acquisition.

     NOTE 3. SPECIAL CHARGE

     The results of operations for the year ended December 31, 1997 reflect a third quarter special charge of $23.7 million ($17.3 million after tax) related to the July 1, 1997 merger with CB Financial Corporation and the reorganization of Citizens' information technology operations. The special charge includes $16.1 million of merger related expenses comprised of $8.5 million of direct merger and restructuring-related charges and a $7.6 million write-down of goodwill and core deposit intangibles. This write-down reflects the impairment of assets related to previous acquisitions of CB Financial Corporation consummated in the early 1990's. The goodwill impairment was measured based on an analysis which estimated the discounted cash flows for CB Financial Corporation's northern region over the remaining amortization period of the associated goodwill of approximately twelve and a half years.

Management also performed a qualitative analysis of the recorded balance of core deposit intangibles within this region. Based on this analysis the entire core deposit intangible balance was written off. The primary indicators of impairment were higher than anticipated runoff of the region's core deposit base and operating results that have fallen short of expectations since the intangibles were recorded. The merger related expenses reflect the cost of integrating and consolidating branch network and administrative facilities, severance arrangements, professional services and other expenses directly related to the merger.
    Also in the third quarter, the Corporation entered into a strategic arrangement with M & I Data Services of Milwaukee, Wisconsin, as part of its efforts to upgrade its information technology operations. This arrangement will provide the Corporation with the professional expertise and technological resources necessary to improve its competitive position in a rapidly changing technological environment. The Corporation believes it will enhance its position to quickly respond to the demands of its markets and support future strategic initiatives. The special charge includes expenses of $7.6 million related to this arrangement, comprised of up-front conversion and reorganization costs. Salary and benefit costs associated with the special charge were $5.4 million for approximately 140 employees comprised of both management and operational staff.

The components of the special charge are as follows:


--------------------------------------------------------------------------------
(IN THOUSANDS)
--------------------------------------------------------------------------------
Direct merger costs                                                      $ 8,562
Intangible assets impairment                                               7,570
Information technology conversion and reorganization costs                 7,602
                                                                         -------
  Total special charge                                                    23,734
Tax effect of special charge                                               6,471
                                                                         -------
  Net effect                                                             $17,263
                                                                         =======
Diluted loss per share                                                   $  0.61
                                                                         =======

The following presents a summary of the special charge activity:

-----------------------------------------
(IN THOUSANDS)
-----------------------------------------
Special charge                    $23,734
Intangible assets impairment       (7,570)
Premises and equipment writedown   (2,773)
Cash payments                      (8,496)
                                  -------
Balance at December 31, 1997      $ 4,895
                                  =======

The remaining balance is comprised primarily of future severence and lease payments expected to be paid by the end of the fourth quarter of 1998.


     NOTE 4. INVESTMENT SECURITIES

     The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow:

                                        DECEMBER 31, 1997                             December 31, 1996
                           --------------------------------------------  --------------------------------------------
                                      ESTIMATED    GROSS       GROSS                Estimated    Gross       Gross
                           AMORTIZED    FAIR     UNREALIZED  UNREALIZED  Amortized    Fair     Unrealized  Unrealized
(in thousands)               COST       VALUE      GAINS       LOSSES      Cost       Value      Gains       Losses
--------------             ---------  ---------  ----------  ----------  ---------  ---------  ----------  ----------
U.S. Treasury               $ 78,458   $ 78,805   $     458  $      111   $214,980   $213,934   $     610   $   1,656
Federal agencies:
 Mortgage-backed             142,344    143,173       1,071         242    116,038    115,976         451         513
 Other                       167,949    168,069         498         378    173,592    172,132         191       1,651
State and municipal          162,351    166,876       4,762         237    197,990    200,835       3,393         548
Mortgage and asset-backed        934        959          25         ---      1,486      1,518          32         ---
Other                         17,404     17,500          96         ---     12,609     12,663          54         ---
                           ---------  ---------  ----------  ----------  ---------  ---------  ----------  ----------
 Total                      $569,440   $575,382   $   6,910  $      968   $716,695   $717,058   $   4,731   $   4,368
                           =========  =========  ==========  ==========  =========  =========  ==========  ==========

     The amortized cost and approximate fair value of debt securities at December 31, 1997 are shown below.

-----------------------------------------------------------
                                                  Estimated
                                       Amortized    Fair
(in thousands)                           Cost       Value
-----------------------------------------------------------
Due within one year                     $129,233   $129,299
One to five years                        175,287    177,193
Five to ten years                         61,381     62,793
After ten years                           42,857     44,465
                                       ---------  ---------
                                         408,758    413,750


Equity securities                         17,404     17,500
Mortgage and asset-backed securities     143,278    144,132
                                       ---------  ---------
  Total                                 $569,440   $575,382
                                       =========  =========

     Sales of investment securities resulted in realized gains and losses as follows:


-----------------------------------------------
                     Year Ended December 31,
(in thousands)       1997      1996      1995
-----------------------------------------------
Securities gains   $    98   $   660   $   285
Securities losses     (885)      (49)       (4)
                   -------   -------   -------
 Net gain (loss)   $  (787)  $   611   $   281
                   =======   =======   =======

     Investment securities must be classified into three categories: held-to-maturity, available-for-sale or trading. Only those securities classified as held-to-maturity are reported at amortized cost, with those available-for-sale and trading reported at fair value with unrealized gains and losses included in shareholders' equity or income, respectively.

The Corporation currently holds all investment securities in the available-for-sale category.
     The Financial Accounting Standards Board Statement No. 119 defines a derivative as a future, forward, swap, option contract or other financial instrument with similar characteristics. The Corporation has not utilized derivatives or related types of financial instruments except for Federal agency collateralized mortgage obligations and, therefore, this Statement does not have a material impact. The Corporation's policy only allows the purchase of collateralized mortgage obligations that are composed of mortgage backed securities issued by a Federal Agency. Most CMO's purchased are in early tranches with short average lives. These tranches are generally classified in the Planned Amortization Class and have well-defined prepayment assumptions (Super PAC's). The Corporation's CMO's are periodically tested to ensure compliance with guidelines established by the Federal Financial Institutions Examination Council.
     Securities with amortized cost of $217.9 million at December 31, 1997, and $268.2 million at December 31, 1996, were pledged to secure public deposits, repurchase agreements, and other liabilities. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders' equity at December 31, 1997 or 1996.

     NOTE 5. LOANS AND
     NONPERFORMING ASSETS

    The Corporation extends credit primarily within the local markets of its two bank subsidiaries located in Michigan and Illinois. Within the State of Michigan, the market areas extend along the Interstate 75 corridor from northern suburban Detroit to the greater Grayling/Gaylord area with expansion into western suburban Detroit and central and southwestern Michigan in 1995. The Illinois affiliate extends credit within the western suburban market of Chicago. The Corporation seeks to limit its credit risk by establishing guidelines to review its aggregate outstanding commitments and loans to particular borrowers, industries and geographic areas. Collateral is secured based on the nature of the credit and management's credit assessment of the customer.
     The Corporation's loan portfolio is widely diversified by borrowers with no concentration within single industry that exceeds 10% of total loans. The Corporation has no loans to foreign countries and generally does not participate in large national loan syndications or highly leveraged transactions. Most of the Corporation's commercial real estate loans consist of mortgages on owner-occupied properties. Those borrowers are involved in business activities other than real estate, and the sources of repayment are not dependent on the performance of the real estate market.


     A summary of nonperforming assets follows:


--------------------------------------------------------------------------------
                                                                  December 31,
(in thousands)                                                   1997     1996
--------------------------------------------------------------------------------
Nonperforming loans:
 Nonaccrual                                                     $19,989  $19,781
 Loans 90 days past due (still accruing)                          1,185    1,874
 Restructured                                                       446      502
                                                                -------  -------
    Total nonperforming loans                                    21,620   22,157
Other real estate                                                 1,005    1,187
Other assets acquired by repossession                             2,343    1,930
                                                                -------  -------
    Total nonperforming assets                                  $24,968  $25,274
                                                                =======  =======

     The effect of nonperforming loans on interest income follows:


--------------------------------------------------------------------------------
                                                      Year Ended December 31,
(in thousands)                                        1997      1996      1995
--------------------------------------------------------------------------------
Interest income:
 At original contract rates                           $1,861    $1,702    $2,660
 As actually recognized                                  965       913     1,489
                                                    --------  --------  --------
 Interest foregone                                    $  896    $  788    $1,171
                                                    ========  ========  ========

     There are no significant commitments outstanding to lend additional funds to clients whose loans were classified as nonaccrual or restructured at December 31, 1997.
     At December 31, 1997, loans considered to be impaired totaled $16.8 million (of which $9.9 million were on a nonaccrual basis). Included within this amount is $6.1 million of impaired loans for which the related allowance for loan losses is $0.9 million and $10.7 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1997 was approximately $18.2 million. For the year ended December 31, 1997, the Corporation recognized interest income of $1.5 million which included $1.0 million of interest income recognized using the cash basis method of income recognition.
     At December 31, 1996, loans considered to be impaired totaled $16.6 million (of which $10.1 million were on a nonaccrual basis). Included within this amount is $4.7 million of impaired loans for which the related allowance for loan losses is $0.8 million and $11.9 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $19.9 million. For the year ended December 31, 1996, the Corporation recognized interest income of $1.5 million which included $0.8 million of interest income recognized using the cash basis method of income recognition.
     Certain directors and executive officers of the Corporation and its significant subsidiaries, including their families and entities in which they have 10% or more ownership, were clients of the banking subsidiaries. Total these clients aggregated $17.1 million and $12.0 million at December 31, 1997 and 1996, respectively. During 1997, new loans of $15.9 million were made and repayments totaled $10.8 million. All such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unrelated parties and did not involve more than normal risk of collectibility.

     NOTE 6. ALLOWANCE FOR LOAN LOSSES

     A summary of changes in the allowance for loan losses follows:

--------------------------------------------------------------------------------
(in thousands)                                      1997       1996       1995
--------------------------------------------------------------------------------
Balance - January 1                               $ 42,166   $ 38,705   $28,579
 Allowance of acquired banks                           ---        ---     7,235
 Provision for loan losses                          15,332     12,126     7,112
 Charge-offs                                       (15,585)   (12,895)   (8,723)
 Recoveries                                          3,998      4,230     4,502
                                                  --------   --------   -------
 Net charge-offs                                   (11,587)    (8,665)   (4,221)
                                                  --------   --------   -------
Balance - December 31                             $ 45,911   $ 42,166   $38,705
                                                  ========   ========   =======

     NOTE 7. PREMISES AND EQUIPMENT

     A summary of premises and equipment follows:

-----------------------------------------------
                              December 31,
(in thousands)              1997       1996
-----------------------------------------------
Land                      $ 12,655   $ 12,575
Buildings                   83,810     83,714
Leasehold improvements       5,391      5,341
Furniture and equipment     84,552     82,738
                          --------   --------
                           186,408    184,368
Accumulated depreciation
and amortization          (116,993)  (109,509)
                          --------   --------
Total                     $ 69,415   $ 74,859
                          ========   ========

     Certain branch facilities and equipment are leased under various operating leases. Total rental expense, including expenses related to these operating leases, was $3.5 million in 1997, $3.4 million in 1996 and $2.6 million in 1995. Future minimum rental commitments under noncancelable operating leases are as follows at December 31, 1997: $2.7 million in 1998; $2.6 million in 1999; $2.2 million in 2000; $1.5 million in 2001; $1.1 million in 2002, and
$1.6 million after 2002.


     NOTE 8. DEPOSITS

     A summary of deposits follows:


---------------------------------------------------
                                  December 31,
(in thousands)                  1997        1996
---------------------------------------------------
Noninterest-bearing demand   $  600,498  $  580,742
Interest-bearing demand         376,698     394,756
Savings                       1,027,501   1,056,276
Time deposits over $100,000     457,277     386,287
Other time deposits           1,232,372   1,180,690
                             ----------  ----------
 Total                       $3,694,346  $3,598,751
                             ==========  ==========

     Excluded from total deposits are demand deposit account overdrafts which have been reclassified as loans. At December 31, 1997 and 1996, these overdrafts totaled $2.1 million and $1.1 million, respectively. Time deposits with remaining maturities of one year or more are $432.0 million at December 31, 1997. The maturities of these time deposits are as follows: $264.0 million in 1999, $87.5 million in 2000, $48.5 million in 2001, $18.9 million in 2002 and $13.1 million after 2002.

     NOTE 9. SHORT-TERM BORROWINGS

     Short-term borrowings consist primarily of federal funds purchased and securities sold under agreements to repurchase. Federal funds purchased are overnight borrowings from other financial institutions. Securities sold under agreements to repurchase are secured transactions done principally with clients and generally mature within thirty days. Other short-term borrowed funds generally consist only of Federal Home Loan Bank borrowings and demand notes to the U.S. Treasury.
     Information relating to federal funds purchased and securities sold under agreements to repurchase follows:


-------------------------------------------------------------------------------
(in thousands)                                    1997        1996       1995
--------------------------------------------------------------------------------
At December 31:
 Balance                                        $141,713   $146,903   $136,556
 Weighted average
 interest rate paid                                 5.12%      4.43%      4.77%
During the year:
 Maximum outstanding
 at any month-end                               $226,214   $189,504   $152,429
 Daily average                                   145,152    153,193    134,562
 Weighted average
 interest rate paid                                 4.72%      4.56%      4.84%

     NOTE 10. LONG-TERM DEBT

     A summary of long-term debt follows:


----------------------------------------------------------------------------------
                                                                 December 31,
(in thousands)                                                 1997        1996
----------------------------------------------------------------------------------
Citizens Banking Corporation
(Parent only):
 Floating rate term notes:
  Maturing October 1997                                       $     ---   $  1,250
  Revolving credit facility:
  Maturing December 2001                                         32,991     58,435
                                                              ---------   --------
     Total                                                       32,991     59,685
Subsidiaries:
  FHLB Note                                                      70,000     20,000
  Subordinated debt                                               4,179      4,118
  Other                                                             995      3,023
                                                              ---------   --------
     Total                                                       75,174     27,141
                                                              ---------   --------
Total long-term debt                                          $ 108,165   $ 86,826
                                                              =========   ========

     To finance the February 28, 1995 acquisition, the Corporation's Parent company obtained a $115 million seven year amortizing revolving credit facility. The revolving credit facility, maturing in December 2001, is payable in annual payments of $16.5 million with a final payment of $16 million. As of December 31, 1997, the Corporation has repaid the scheduled 1998 and a portion of the 1999 amount due. The outstanding balance of $33 million at December 31, 1997 has fixed rates of 6.38% to 7.65%. Of this amount, $7 million reprices in March 1998 and $13 million in both September 1998 and March 1999. Interest is payable quarterly. The Parent company services the debt's principal and
interest payments with dividends from the subsidiary banks.   The agreement
also requires the Corporation to maintain certain financial covenants. The Corporation is in full compliance with all debt covenants as of December 31, 1997.
     In 1997, one of the Corporation's subsidiaries originated three long-term borrowings from the Federal Home Loan Bank. The first in May 1997, was for $30 million on a one year note at a fixed interest rate of 6.07%. The second in September 1997, was for $25 million on a five year note at an interest rate of 5.68% which may reprice on September 30, 1999. The third in October 1997, was for $15 million on a two year note at an interest rate of 5.77% which may reprice on October 19, 1998. For the latter two borrowings, the interest rate upon repricing will be based on the three month LIBOR rate.
     The subordinated debt was assumed by the Corporation as part of the 1995 acquisition and is payable on April 15, 2003. Interest is payable semiannually at a fixed rate of 6.72%. Subsidiary debt assumed by the Corporation as part of the 1997 acquisition consists of a note payable due January 15, 1998. Interest is payable quarterly at a fixed rate of 6.25%. Other subsidiary debt assumed as part of the 1995 and 1997 acquisitions consist of two mortgages due April 1, 2002 and August 1, 2005. Interest is payable monthly at a fixed rate of 14.75% and 75% of the prime rate.

Maturities of long-term debt during the next five years follow:

--------------------------------------------------------------
(in thousands)           Parent     Subsidiaries  Consolidated
--------------------------------------------------------------
1998                    $   ---       $30,608      $ 30,608
1999                        491        15,027        15,518
2000                     16,500            31        16,531
2001                     16,000        25,036        41,036
2002                        ---           151           151
Over 5 Years                ---         4,321         4,321
                        -------       -------      --------
Total                   $32,991       $75,174      $108,165
                        =======       =======      ========

     NOTE 11. EMPLOYEE BENEFIT PLANS

     The Corporation and its subsidiaries maintain various employee benefit plans. Costs of various benefit arrangements charged to operations each year follow:

---------------------------------------------------------------------------------
                                                      Year Ended December 31,
(in thousands)                                        1997      1996      1995
---------------------------------------------------------------------------------
Defined benefit pension plans:

 Qualified plan - funded:
  Service cost                                      $ 1,848   $ 1,981   $ 1,541
  Interest cost                                       2,817     2,615     2,339
  Actual return on plan assets                       (8,564)   (5,717)   (6,825)
  Net amortization and deferral                       4,330     1,795     2,783
                                                    -------   -------   -------
   Net cost (income)                                    431       674      (162)
 Supplemental plans - unfunded:
  Service cost                                          173       104       103
  Interest cost                                         221       164       119
  Net amortization and deferral                         159       113        38
                                                    -------   -------   -------
   Net cost                                             553       381       260
                                                    -------   -------   -------
   Net pension cost                                     984     1,055        98
Defined contribution retirement and 401(k) plans      2,111     2,446     2,511
                                                    -------   -------   -------
   Total benefit cost                               $ 3,095   $ 3,501   $ 2,609
                                                    =======   =======   =======

PENSION PLANS
The Corporation maintains a qualified defined benefit plan covering substantially all full-time employees. Under the plan, benefits are based on the employee's length of service and average compensation during the highest consecutive 60 month period out of the final 120 months preceding retirement. The Corporation's funding policy is to contribute annually an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Corporation may determine to be appropriate. Contributions are intended to provide for benefits attributed to past service and for benefits expected to be earned in the future.
     The funded status and amounts recognized in the Corporation's Consolidated Balance Sheets for the qualified defined benefit plan follow:

--------------------------------------------------------------------------------
                                                              December 31,
(in thousands)                                          1997              1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested benefits                                             $30,246   $27,168
  Nonvested benefits                                              740       652
                                                              -------   -------
Accumulated benefit obligation                                 30,986    27,820
Effect of projected future
 compensation levels                                            9,360     8,390
                                                              -------   -------
Projected benefit obligation                                   40,346    36,210
Plan assets at fair value, primarily listed
 stocks and bonds, corporate obligations
 and money market and mutual funds                             52,417    45,638
                                                              -------   -------
Plan assets in excess of projected
 benefit obligation                                            12,071     9,428
Unrecognized net gain                                         (12,223)   (8,964)
Unrecognized prior service cost                                    81        98
Unrecognized net asset at transition
 being recognized over 16 years                                  (723)     (924)
                                                              -------   -------
Accrued pension cost recognized
 in the Consolidated Balance Sheets                           $  (794)  $  (362)
                                                              =======   =======

     Actuarial assumptions used in determining the benefit obligation at December 31 were:

---------------------------------------------------
                                1997   1996   1995
---------------------------------------------------
Weighted average discount rate  7.75%  8.00%  7.75%
Rate of increase in future
 compensation levels              (1)    (1)    (1)
Long-term rate of return        9.25   9.00   9.00

(1) Scaled by age of plan participant - 9.00% at age 24 or under declining to 4.00% at age 50 or older

   The Corporation also maintains unfunded supplemental benefit plans, which are nonqualified plans providing certain officers with defined pension benefits in excess of limits imposed by Federal tax law. At December 31, 1997, the projected benefit obligation for these plans totaled $3.0 million, of which $575,000 was subject to later amortization. The remaining $2.4 million is included in other liabilities in the accompanying Consolidated Balance Sheets. At December 31, 1996, the projected benefit obligation for these plans totaled $2.6 million of which $761,000 was subject to later amortization. The remaining $1.8 million is included in other liabilities in the accompanying Consolidated Balance Sheets.

DEFINED CONTRIBUTION PLANS
The Corporation maintains a defined contribution 401(k) savings plan ("Corporate 401(k) Plan") covering substantially all full-time employees. Under the plan, employee contributions are partially matched by the Corporation. The employer matching contribution is 75 percent of the first 6% (100 percent of the first 3% plus 50 percent of the next 3%) of each eligible employee's qualifying salary contributed to the plan. In addition, one third of these matching contributions are used to fund a postretirement medical savings account established within the plan for each contributing employee.

   Effective July 1, 1997, the Corporation merged the defined contribution 401(k) savings plan of CB Financial Corporation, the "merged bank" into the Corporate 401(k) Plan. The plan of the merged bank featured a company matching contribution of 25% of the first 6% of each eligible employee's qualifying salary contributed to the plan.
   The merged bank also maintained a defined contribution retirement plan covering substantially all its full-time employees. Under this plan, the company contributed 8% of the qualifying salary for each eligible employee. This plan was terminated, effective June 30, 1997, by the merged bank. Plan assets of $3.2 million at December 31, 1997 will be distributed to eligible employees pending IRS approval. The contribution for the defined contribution retirement plan amounted to $335,000 in 1997, $594,000 in 1996, and $706,000 in
1995.

     NOTE 12. POSTRETIREMENT BENEFIT PLAN

     The Corporation maintains an unfunded postretirement defined benefit plan offering medical and life insurance benefits. This plan provides postretirement medical benefits at its Michigan subsidiary to full-time employees who retire at normal retirement age, have attained age 50 prior to January 1, 1993 and have at least 15 years of credited service under the Corporation's defined benefit pension plan. This plan is subject to a vesting schedule, is contributory and contains other cost-sharing features such as deductibles and coinsurance. Retirees not meeting the above eligibility requirements may participate in the medical benefit provided by the plan, as amended, at their own cost. Those retired prior to January 1, 1993 receive benefits provided by the plan prior to its amendment. That plan includes dental care, has some contribution requirements, and has less restrictive eligibility requirements. Under either plan, life insurance is provided to all retirees on a reducing basis for 5 years.
     In addition, the merged bank maintained an unfunded postretirement defined benefit plan providing subsidized health care to full-time employees hired before April 1, 1993 who retire at normal retirement age with at least 10 years of credited service or at age 60 with at least 18 years of credited service. The Corporation maintains this plan to provide postretirement benefits to retirees and eligible active employees of the merged bank. In December 1997, eligibility requirements for current employees were modified, effective January 1, 1998, to conform with the Corporations' other postretirement plan, as amended. This resulted in a curtailment gain of $272,000 which was recognized through a reduction in the plans previously unrecognized net deferred loss.
     The following table presents the unfunded status of the plans reconciled with amounts recognized in the Corporation's Consolidated Balance Sheets at December 31:

--------------------------------------------------------------------------------
(in thousands)                                                1997       1996
--------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
  Retirees                                                  $(13,011)  $(12,367)
  Fully eligible plan participants                               (37)        (5)
  Other active plan participants                                (465)      (535)
                                                            --------   --------
Total unfunded obligation                                    (13,513)   (12,907)
Unrecognized net gain                                         (1,825)    (2,631)
Unrecognized prior service cost                               (1,154)    (1,592)
                                                            --------   --------
Accrued postretirement benefit cost                         $(16,492)  $(17,130)
                                                            ========   ========

     Net periodic postretirement benefit cost includes the following components:

--------------------------------------------------------------------------------
                                                      Year Ended December 31,
(in thousands)                                        1997      1996      1995
--------------------------------------------------------------------------------
Service cost                                          $  40     $  32     $ 647
Interest cost                                           995       984       973
Net amortization and deferral                          (565)     (553)     (626)
                                                    -------   -------   -------
Net periodic postretirement benefit cost              $ 470     $ 463     $ 994
                                                    =======   =======   =======

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation is 7.75% at December 31, 1997 and was 8.00% (7.50% for the merged bank plan) at December 31, 1996. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 7% for 1998 (8% for 1997) and is assumed to decrease 1% annually to 5% by the year 2000 and remain at that level thereafter. Prior to 1997, the merged bank plan health care cost trend rate (9.9% at December 31, 1996) was assumed to decrease 0.7% annually to 5% by the year 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 by $1.2 and $1.1 million, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by $95,000.


     NOTE 13. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1997 and 1996 follow:


--------------------------------------------------------------------------------
(in thousands)                                                   1997     1996
--------------------------------------------------------------------------------
Deferred tax assets:
 Allowance for loan losses                                      $16,069  $14,696
 Accrued postemployment
  benefits other than pensions                                    5,772    6,031
 Accrued restructuring charge                                     1,713      ---
 Other deferred tax assets                                        5,702    5,372
                                                                -------  -------
    Total deferred tax assets                                    29,256   26,099
                                                                -------  -------
Deferred tax liabilities:
 Acquisition premium on loans                                     4,222    2,996
 Tax over book depreciation                                       1,783    2,593
 Net unrealized gains on
  securities                                                      2,079      137
 Other deferred tax liabilities                                   1,682    3,956
                                                                -------  -------
    Total deferred tax liabilities                                9,766    9,682
                                                                -------  -------
    Net deferred tax assets                                     $19,490  $16,417
                                                                =======  =======

     Income tax expense (benefit) consists of the following:


-------------------------------------------------
                       Year Ended December 31,
(in thousands)         1997      1996      1995
-------------------------------------------------
Currently payable    $19,255   $19,433   $15,564
Deferred tax credit   (4,714)   (2,391)     (607)
                     -------   -------   -------
 Total income tax
 expense             $14,541   $17,042   $14,957
                     =======   =======   =======

     A reconciliation of income tax expense to the amount computed by applying the Federal statutory rate of 35% to income before income taxes follows:

<Capion>
--------------------------------------------------------------------------------
                                                      Year Ended December 31,
(in thousands)                                        1997      1996      1995
--------------------------------------------------------------------------------
Tax at Federal statutory rate
 applied to income before
 income taxes                                       $16,117   $20,813   $18,609
Increase (decrease) in taxes
 resulting from:
  Tax-exempt interest                                (3,534)   (3,887)   (4,024)
  Other                                               1,958       116       372
                                                    -------   -------   -------
  Total income tax
    expense                                         $14,541   $17,042   $14,957
                                                    =======   =======   =======

     NOTE 14. EARNINGS PER SHARE

     A reconciliation of the numerators and denominators of the basic and diluted earning per share computations follows:



--------------------------------------------------------------------------------
                                                   Year Ended December 31,
(in thousands)                                  1997         1996        1995
--------------------------------------------------------------------------------
Numerator:
  Numerator for basic and dilutive earnings
  per share -- net income available to
  common shareholders                            $31,508     $42,425     $38,211
Denominator:
  Denominator for basic earnings per share
  -- weighted average shares                      27,879      27,845      27,575
  Effect of dilutive securities -- potential
  conversion of employee stock options               541         414         549
                                             -----------  ----------  ----------
Denominator:
  Denominator for diluted earnings per share
    -- adjusted weighted-average shares and
    assumed conversions                           28,420      28,259      28,124
                                             ===========  ==========  ==========
    Basic earnings per share                     $  1.13     $  1.52     $  1.39
                                             ===========  ==========  ==========
    Diluted earnings per share                   $  1.11     $  1.50     $  1.36
                                             ===========  ==========  ==========

At year end 1997, all outstanding employee stock options were dilutive. For additional disclosures regarding the employee stock options see Note 15.

     NOTE 15. SHAREHOLDERS' EQUITY

     In October 1997, the Corporation declared a three-for-two stock split effected in the form of a dividend paid November 18, 1997 to shareholders of record on October 27, 1997. All share and per share amounts have been restated to give effect to the split.

SHAREHOLDERS' RIGHTS PLAN
The Corporation's Shareholders' Rights Plan is designed to provide certain assurances that all shareholders are treated fairly in connection with certain types of business transactions involving an attempt to acquire controlling interest in the Corporation. Under the plan, one right attaches to each outstanding share of common stock and represents the right to purchase from the Corporation 1/100th of a share of a new series of preferred stock at the initial exercise price of $25.00 per 1/100th of a share. The rights become exercisable only if a person or group without Board approval announces an intention to acquire 15% or more of the Corporation's outstanding common stock or makes a tender offer for that amount of stock. Upon the occurrence of such an event, the right "flips in" and becomes the right to purchase one share of common stock of the Corporation or the surviving company at 50% of the market price. These rights are redeemable by the Board for 1/3 of $0.01 per right and expire July 20, 2000. The rights will cause substantial dilution to a person or entity attempting to acquire the Corporation without conditioning the offer on the rights being redeemed by the Board.

STOCK REPURCHASE PLAN
The Corporation initiated a stock repurchase program in November 1987. This program, which was expanded several times, allowed for the repurchase of
2,400,000 shares.   Effective January 27, 1997, the Corporation's stock
repurchase plan was formally rescinded by its Board of Directors in conjunction with the agreement to acquire CB Financial Corporation. A total of 1,891,455 shares were repurchased under the program at an average price of $10.56 per share. Shares of common stock in treasury have been accorded the treatment as if retired. All shares were reissued in connection with the July 1, 1997 merger.

STOCK OPTION PLAN

     The Corporation's stock option plan, as amended and restated in April 1997, authorizes the granting of incentive and nonqualified stock options, tandem preciation rights, restricted stock and performance share grants to key employees. Aggregate grants under the plan may not exceed 3,000,000 shares within any six year period and are limited annually to 3% of the Corporation's outstanding common stock as of the first day of the year, plus any unused shares that first become available for grants in the prior year. Stock options outstanding under the plan were granted at a price not less than the fair market value of the shares on the date of grant.
     Replacement options may be granted upon exercise of a nonqualified stock option by payment of the exercise price with shares of the Corporation's common stock. A replacement option provides the employee with a new option to purchase the number of shares surrendered at an option price equal to the fair market value of the Corporation's common stock on the date the underlying nonqualified stock option is exercised. During 1997, 1996 and 1995, 167,705, 215,397, and 253,391 shares, respectively, were surrendered by employees for payment to the Corporation for stock option exercises for which an equal number of replacement options were granted.
     Options may be granted until January 16, 2002. The options terminate ten years from the date of grant and are exercisable beginning six months from the date of grant or for certain options, granted since April 1992, are exercisable subject to a predetermined option vesting schedule based on achievement of certain return on average asset targets. As of

December 31, 1997, 334,452 options were not exercisable subject to future achievement of the performance targets. Canceled or expired options become available for future grants.
     The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options as permitted by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation." Under APB 25, no compensation expense is recognized by the Corporation because the exercise price of the stock options equals the market price of the underlying stock on the date of grant. Although Statement 123 requires certain proforma disclosures regarding net income and earnings per share, the effect of applying the fair value method of Statement 123 to the Corporation's stock option awards results in net income and earnings per share that are not materially different from amounts reported.


     A summary of stock option transactions under the plan for 1997, 1996 and 1995 follows:


-----------------------------------------------------------------
                          Options               Option Price
                   ----------------------  ----------------------
                   Available                 Per Share
                   for Grant  Outstanding      Range      Average
-----------------------------------------------------------------
January 1, 1995     971,202    1,689,983   $6.583-18.167   $11.09
 Authorized         206,195          ---             ---      ---
 Granted           (582,341)     582,341   17.333-20.452    18.15
 Exercised              ---     (561,719)   6.583-17.583    11.79
 Canceled             8,295       (8,295)  14.420-17.333    17.06
                   --------   ----------   -------------  -------
December 31, 1995   603,351    1,702,310    6.583-20.542    13.24
 Authorized         275,700          ---             ---      ---
 Granted           (523,047)     523,047   18.792-20.583    19.64
 Exercised              ---     (417,297)   6.583-20.542    13.86
 Canceled             8,955       (8,955)  17.333-19.583    17.71
                   --------   ----------   -------------  -------
December 31, 1996   364,959    1,799,105    6.583-20.583    14.93
 Authorized         251,401          ---             ---      ---
 Granted           (558,005)     558,005   20.750-22.000    21.73
 Exercised              ---     (477,055)   6.583-20.583    14.91
 Canceled            13,938      (13,938)  17.333-19.583    18.70
                   --------   ----------   -------------  -------
December 31, 1997    72,293    1,866,117    6.583-22.000    16.95
-----------------  ========   ==========

     The following table summarizes information on stock options outstanding at December 31, 1997:


----------------------------------------------------------------------------------------------------------
                                  Options Outstanding                           Options Exercisable
                -------------------------------------------------------  ---------------------------------
                             Weighted-Average      Weighted-Average                   Weighted-Average
    Range       Outstanding  Remaining Life        Exercise Price        Exercisable  Exercise Price
----------------------------------------------------------------------------------------------------------
 $6.583-11.770      473,856              2.6years                $ 8.45      473,856                $ 8.45
 14.420-22.000    1,392,261              7.3                      19.84    1,057,809                 19.59
                -----------                                              -----------
  6.583-22.000    1,866,117              6.1                      16.95    1,531,665                 16.15
                ===========                                              ===========

     NOTE 16. COMMITMENTS AND CONTINGENT LIABILITIES

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

     Both arrangements have essentially the same level of credit risk as that associated with extending loans to clients and are subject to the Corporation's normal credit policies. Inasmuch as these arrangements generally have fixed expiration dates or other termination clauses, most expire unfunded and do not necessarily represent future liquidity requirements. Collateral is obtained based on management's assessment of the client and may include receivables, inventories, real property and equipment.
     Amounts available to clients under loan commitments and letters of credit follow:


--------------------------------------------------------------------------------
                                                               December 31,
                                                          ----------------------
(in thousands)                                               1997        1996
--------------------------------------------------------------------------------
Loan commitments:

 Commercial                                               $  746,926  $  708,719
 Real estate construction                                     32,883      33,718
 Real estate mortgage                                         25,023      24,794
 Credit card and home equity
    credit lines                                             356,535     316,785
 Other consumer                                               21,333      20,751
                                                          ----------  ----------
    Total                                                 $1,182,700  $1,104,767
                                                          ==========  ==========
Standby letters of credit                                 $   32,541  $   27,759
--------------------------------------------------------------------------------

     The Corporation and its subsidiaries are parties to litigation arising in the ordinary course of business. Management believes that the aggregate liability, if any, resulting from these proceedings would not have a material effect on the Corporation's consolidated financial position.

     NOTE 17. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Financial Accounting Standards Board Statement No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS 107"). Where quoted market prices are not available, as is for a significant portion of the Corporation's financial instruments, the fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates presented herein cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts the Corporation could realize in a current market exchange.
     In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Corporation has a substantial trust department that contributes net fee income annually.
The trust department is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the Corporation's brokerage network, net deferred tax asset, premises and equipment, goodwill and deposit based intangibles. In addition, tax ramifications related to the recognition of unrealized gains and losses such as those within the investment securities portfolio can also have a significant effect on estimated fair values and have not been considered in the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Corporation.


     The estimated fair values of the Corporation's financial instruments follow:




-------------------------------------------------------------------------------------------------
                                                       DECEMBER 31, 1997      December 31, 1996
                                                     ---------------------  ---------------------
                                                     CARRYING   ESTIMATED   Carrying   Estimated
(in thousands)                                        AMOUNT    FAIR VALUE   Amount    Fair Value
-------------------------------------------------------------------------------------------------
Financial assets:
 Cash and money market investments                   $ 180,573   $ 180,600  $ 200,910   $ 200,900
 Investment securities                                 575,382     575,400    717,058     717,100
 Net loans(1)                                        3,458,024   3,525,600  3,140,470   3,177,300
Financial liabilities:

 Deposits                                            3,694,346   3,699,200  3,598,751   3,608,100
 Short-term borrowings                                 174,866     174,900    176,805     176,800
 Long-term debt                                        108,165     108,600     86,826      87,000
Off-balance sheet financial instrument liabilities:
 Loan commitments                                          ---       1,614        ---       1,180
 Standby and commercial letters of credit                  ---         173        ---         127
-------------------------------------------------------------------------------------------------


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

     NOTE 18. REGULATORY MATTERS

     The Federal Reserve Bank requires the Corporation's banking subsidiaries to maintain certain noninterest-bearing deposits. These reserve balances vary depending upon the level of client deposits in the subsidiary banks. During 1997 and 1996, the average reserve balances were $ 28.8 million and $ 43.0 million, respectively.
     The bank subsidiaries are also subject to limitations under banking laws on extensions of credit to members of the affiliate group and on dividends that can be paid to the Corporation. Generally extensions of credit are limited to 10% to any one affiliate and 20% in aggregate to all affiliates of a subsidiary bank's capital and surplus (net assets) as defined. Unless prior regulatory approval is obtained, dividends declared in any calendar year may not exceed the retained net profit, as defined, of that year plus the retained net profit of the preceding two years. At January 1, 1998, no additional amounts could be distributed by the bank subsidiaries to the Corporation without regulatory approval. Any future earnings will also become available for such dividends.
     The Corporation and it's banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and it's banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Corporation and it's banking subsidiaries meet all capital adequacy requirements to which it is subject.
     As of December 31, 1997, the most recent notification from the Federal Reserve Board categorized the Corporation and it's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and it's banking subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would result in a change.


     The Corporation and it's significant subsidiary, Citizens Bank, actual capital amounts and ratios are also presented in the table.


-----------------------------------------------------------------------------------------------------
                                                                           To Be Well Capitalized
                                               For Capital Adequacy        Under Prompt Corrective
RISK BASED CAPITAL                Actual            Purposes                 Action Provisions
REQUIREMENTS                   --------------  --------------------        --------------------------
(in thousands)                 Amount   Ratio   Amount        Ratio         Amount        Ratio
-----------------------------------------------------------------------------------------------------
CITIZENS BANKING CORPORATION
AS OF DECEMBER 31, 1997:

 Total Capital(1)             $390,230  11.0%  $283,042        >     8.0%  $353,803        >    10.0%
                                                               -                           -
 Tier I Capital(1)             345,984   9.8    141,521        >     4.0    212,282        >     6.0
                                                               -                           -
 Tier I Leverage(2)            345,984   8.0    173,458        >     4.0    216,823        >     5.0
                                                               -                           -
As of December 31, 1996:
 Total Capital(1)              357,416  11.1    258,887        >     8.0    323,609        >    10.0
                                                               -                           -
 Tier I Capital(1)             318,100   9.8    129,443        >     4.0    194,165        >     6.0
                                                               -                           -
 Tier I Leverage(2)            318,100   7.5    169,181        >     4.0    211,476        >     5.0
                                                               -                           -
CITIZENS BANK
AS OF DECEMBER 31, 1997:
 Total Capital(1)             $388,017  11.7%  $266,192        >     8.0%  $332,740        >    10.0%
                                                               -                           -
 Tier I Capital(1)             346,398  10.4    133,096        >     4.0    199,644        >     6.0
                                                               -                           -
 Tier I Leverage(2)            346,398   8.5    163,783        >     4.0    204,728        >     5.0
                                                               -                           -
As of December 31, 1996:
 Total Capital(1)              356,633  11.9    240,653        >     8.0    300,816        >    10.0
                                                               -                           -
 Tier I Capital(1)             320,161  10.6    120,326        >     4.0    180,490        >     6.0
                                                               -                           -
 Tier I Leverage(2)            320,161   8.1    158,916        >     4.0    198,646        >     5.0
                                                               -                           -
----------------------------------------------------------------------------------------------------

(1)  To risk weighted assets.
(2)  To quarterly average assets.

     NOTE 19. CITIZENS BANKING CORPORATION (PARENT ONLY) STATEMENTS


---------------------------------------------------------------------------------
BALANCE SHEETS
CITIZENS BANKING CORPORATION (PARENT ONLY)                     December 31,
(in thousands)                                             1997            1996
---------------------------------------------------------------------------------
ASSETS:
 Cash                                                          $      5  $      5
Interest-bearing deposit with subsidiary bank                     7,000    25,134
 Money market investments                                         1,976     2,043
 Loans - commercial paper                                         2,000    10,000
 Investment securities                                              135        98
Investment in subsidiaries - principally banks                  429,015   411,854
 Goodwill - net                                                   3,449     4,245
 Other assets                                                     3,622     3,515
                                                    -------------------  --------
    TOTAL ASSETS                                               $447,202  $456,894
                                                    ===================  ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
 Long-term debt                                                $ 32,991  $ 59,685
 Other liabilities                                                4,369     5,188
                                                    -------------------  --------
    Total liabilities                                            37,360    64,873
 Shareholders' equity                                           409,842   392,021
                                                    -------------------  --------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $447,202  $456,894
                                                    ===================  ========



STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION (PARENT ONLY)
----------------------------------------------------------------------------------------------
                                                                 Year Ended December 31,
(in thousands)                                               1997          1996          1995
----------------------------------------------------------------------------------------------
INCOME
 Dividends from subsidiaries - principally banks           $21,483            $56,487  $27,749
 Interest from bank subsidiary                                 657                794    1,413
 Service fees from bank subsidiaries                         9,467                ---      ---
 Other                                                         254                860    1,605
                                                           -------           --------  -------
    Total                                                   31,861             58,141   30,767
                                                           -------           --------  -------
EXPENSES
 Interest                                                    2,978              5,594    7,374
 Amortization of goodwill                                      796                796      796
 Salaries and employee benefits                              9,731                867      764
 Service fees paid to subsidiaries                           1,339              1,265    1,054
 Other noninterest expense                                   1,723              1,078      949
                                                           -------           --------  -------
    Total                                                   16,567              9,600   10,937

Income before income taxes and equity in
 undistributed earnings of subsidiaries                     15,294             48,541   19,830
Income tax benefit                                           2,662              3,257    3,195
Equity in undistributed (dividends in excess of)
  earnings of subsidiaries - principally banks              13,552             (9,373)  15,186
                                                           -------             ------  -------
NET INCOME                                                 $31,508            $42,425  $38,211
                                                           =======            =======  =======


-------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                  Year Ended December 31,
(in thousands)                                                              1997        1996          1995
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income                                                            $    31,508   $ 42,425     $   38,211
 Adjustments to reconcile net income to net cash
 provided by operating activities:
 Amortization of goodwill                                                      796        796            796
 Dividends in excess of (equity in undistributed) earnings of
   subsidiaries                                                            (13,552)     9,373        (15,186)
 Other                                                                        (945)     1,244           (967)
                                                                      ------------    -------    -----------
     Net cash provided by operating activities                              17,807     53,838         22,854
                                                                      ------------   --------    -----------
INVESTING ACTIVITIES
 Net (increase) decrease in interest-bearing deposit at
  subsidiary bank                                                           18,134      4,866        (30,000)

 Net (increase) decrease in money market investments                            67     12,501            (33)
 Purchases of investment securities                                            ---         (8)           ---
 Proceeds from sales and maturities of investment securities                    10        136          5,146
 Net (increase) decrease in loans                                            8,000    (10,000)         5,000
 Capital contribution to subsidiary                                           ---        ---         (85,000)
                                                                      ------------   --------   ------------
     Net cash provided (used) by investing activities                       26,211      7,495       (104,887)
                                                                      ------------   --------   ------------
FINANCING ACTIVITIES
 Proceeds from issuance of long-term debt                                      ---        ---        115,000
 Principal reductions in long-term debt                                    (26,694)   (41,194)       (19,072)
 Cash dividends paid                                                       (19,286)   (17,890)       (16,131)
 Proceeds from stock options exercised                                       1,962      1,523          2,237
 Shares acquired for retirement                                               ---     (3,772)            ---
                                                                      ------------   --------   ------------

     Net cash provided (used) by financing activities                      (44,018)   (61,333)        82,034
                                                                      ------------   --------   ------------
Net increase in cash                                                          ---         ---              1
Cash at beginning of year                                                        5          5              4
                                                                      ------------   --------   ------------
Cash at end of year                                                   $          5   $      5   $          5
                                                                      ============   ========   ============

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS CITIZENS BANKING CORPORATION

We have audited the accompanying consolidated balance sheet of Citizens Banking Corporation and subsidiaries as of December 31, 1997 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Banking Corporation and subsidiaries at December 31, 1997 and the consolidated results of their operations and their cash flows for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

We previously audited and reported on the consolidated balance sheet at December 31, 1996 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of Citizens Banking Corporation and subsidiaries for the each of the two years in the period ended December 31, 1996 prior to their restatement for the 1997 pooling of interests as described in Note 2. The contribution of Citizens Banking Corporation to total assets, revenues, and net income represented 81%, 82%, and 88% of the 1996 restated totals. Financial statements of the other pooled company included in the 1996 and 1995 restated consolidated statements were audited and reported on separately by other auditors. We also have audited, as to combination only, the accompanying consolidated balance sheet as of December 31, 1996 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1996, after restatement for the 1997 pooling of interests; in our opinion, such consolidated financial statements have been properly combined on the basis described in Note 2 to the consolidated financial statements.


/s/ ERNST & YOUNG LLP


Detroit, Michigan
January 15, 1998

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




JOHN W. ENNEST                           ROBERT J. VITITO

John W. Ennest                           Robert J. Vitito
Vice Chairman,                           President and Chief Executive Officer
Chief Financial Officer and Treasurer