Form 10-K, Exhibit 13
period 1999-12-31
CITIZENS BANKING CORP
filed 2000-03-31
CIK 351077

                                                                      Exhibit 13
                                                                     (Form 10-K)











                          CITIZENS BANKING CORPORATION



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS



I.       Financial Review including
           Management's Discussion and Analysis.........................................      2
              Mergers, Acquisitions and Other Initiatives...............................      2
              Earnings Summary..........................................................      3
              Lines of Business Reporting...............................................      4
              Net Interest Income.......................................................      4
              Provision and Allowance for Loan Losses...................................      7
              Noninterest Income and Expense............................................      8
              Financial Condition.......................................................     10
              Liquidity and Debt Capacity, Interest Rate Risk
                and Impact of Inflation.................................................     16
              Other.....................................................................     19
              Forward-Looking Statements................................................     19
              Year Ended December 31, 1998
                Compared with 1997......................................................     20

II.      Consolidated Financial Statements..............................................     22

              Consolidated Balance Sheets...............................................     22
              Consolidated Statements of Income.........................................     23
              Consolidated Statements of Changes
                in Shareholders' Equity.................................................     24
              Consolidated Statements of Cash Flow......................................     25

III.     Notes to Consolidated Financial Statements.....................................     26

IV.      Report of Independent Auditors.................................................     44

V.       Report of Management...........................................................     46

------------------------------------------------------------------------------------------------------------------------------------
TABLE 1. SELECTED FINANCIAL DATA(1)
(in thousands, except per share data)                         1999           1998           1997          1996           1995
------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
  Net interest income                                     $  310,490    $   293,044   $   274,857     $   250,313   $   233,114
  Provision for loan losses                                   24,675         16,528        20,511          15,725         9,918
  Investment securities gains (losses)                        (3,052)           475          (572)            827           355
  Noninterest income                                          84,196         70,793        58,969          57,376        51,091
  Noninterest expense before special charge                  236,778        218,219       208,921         201,460       193,207
  Special charge:
  Before-tax                                                  40,198            ---        23,734             ---           ---
  After-tax                                                   28,403            ---        17,263             ---           ---
  Income taxes                                                27,989         39,283        25,197          26,727        23,332
  Net income                                                  61,994         90,282        54,891          64,604        58,103
  Net operating income (2)                                    97,154         90,282        72,154          64,604        58,103
  Cash dividends (3)                                          30,035         22,991        19,286          17,890        16,131

PER COMMON SHARE DATA
  Net income:
   Basic                                                  $     1.29    $      1.86   $      1.17     $      1.41   $      1.33
   Diluted                                                      1.28           1.84          1.15            1.40          1.31
   Diluted - net operating income (2)                           2.00           1.84          1.51            1.40          1.31
  Cash dividends (3)                                           0.915           0.82          0.74            0.67          0.60
  Book value, end of year                                      13.32          14.07         12.93           12.36         11.66
  Market value, end of year                                    22.38          33.75         34.50           21.00         19.83

AT YEAR END
  Assets                                                  $7,899,357    $ 6,930,533   $ 6,630,974     $ 6,173,515   $ 5,835,888
  Loans                                                    5,917,483      5,264,706     5,074,230       4,517,814     3,961,255
  Deposits                                                 6,128,998      5,772,792     5,514,313       5,176,033     4,900,233
  Long-term debt                                             127,104        226,171       179,191         114,732       138,719
  Shareholders' equity                                       633,669        680,501       610,775         565,264       529,787


AVERAGE FOR THE YEAR
  Assets                                                  $7,342,167    $ 6,792,829   $ 6,439,737     $ 5,972,417   $ 5,558,425
  Earning assets                                           6,875,643      6,367,284     6,033,874       5,550,463     5,138,033
  Loans                                                    5,528,963      5,159,584     4,843,507       4,258,404     3,774,001
  Deposits                                                 5,906,664      5,616,894     5,359,464       5,012,387     4,654,600
  Interest-bearing deposits                                5,002,135      4,787,143     4,602,093       4,284,919     3,964,099
  Repurchase agreements and other short-term borrowing       478,920        202,639       259,040         227,415       191,050
  Long-term debt                                             210,289        228,969       144,306         107,669       137,590
  Shareholders' equity                                       672,227        655,034       597,242         546,463       500,160


FINANCIAL RATIOS
  Return on average:(4)
    Shareholders' equity                                        9.22%         13.78%         9.19%          11.82%        11.62%
    Earning assets                                              1.41           1.42          1.20            1.16          1.13
    Assets                                                      0.84           1.33          0.85            1.08          1.05
  Average shareholders' equity/avg. assets                      9.16           9.64          9.27            9.15          9.00
  Dividend payout ratio (3)                                    59.13          40.49         61.21           42.17         42.22
  Net interest margin (FTE)                                     4.69           4.79          4.74            4.69          4.73
  Tier I leverage                                               7.21           8.95          8.00             N/A           N/A
  Risk-based capital:
    Tier I capital                                              9.23          11.01         10.50             N/A           N/A
    Total capital                                              10.48          12.26         11.76             N/A           N/A

====================================================================================================================================

(1) Except as indicated, all financial data have been restated for stock splits and pooling of interests transactions. Results of operations for acquisitions accounted for as purchases have been included effective with the respective dates of acquisition.

(2) Net operating income is based on net income that excludes special charges, restructuring and other one-time expenses incurred in the connection with acquisitions and other corporate initiatives in 1999 and 1997, as discussed herein.

(3) Cash dividends and cash dividends per share are for Citzens Banking Corporation only, not restated for pooling of interests.

(4) Returns on average assets and shareholders' equity computed on net operating income were 1.32% and 14.45%, respectively in 1999 and 1.12% and 12.08%, respectively in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS

       The following commentary presents Management's discussion and analysis of Citizens' financial condition and results of operations. All financial data have been restated to give effect to mergers accounted for on a pooling of interests basis and stock splits in previous periods. The results of other acquisitions, accounted for as purchases, have been included effective with the respective dates of acquisition.

MERGERS, ACQUISITIONS AND OTHER INITIATIVES
       On July 1, 1997, Citizens merged with CB Financial Corporation headquartered in Jackson, Michigan. As part of the merger, Citizens issued 6.3 million shares of its common stock for all of the outstanding shares of CB Financial Corporation. On November 1, 1999, Citizens merged with F&M Bancorporation, Inc. ("F&M") headquartered in Kaukauna, Wisconsin. Citizens issued 21.0 million shares of its common stock, based on a fixed exchange ratio of 1.303, for all of the outstanding shares of F&M. These transactions were accounted for as poolings of interests. All financial data presented have been restated to reflect these combinations.
       On October 8, 1999, Citizens completed the acquisition of seventeen former Bank One offices located in the northern section of Michigan's Lower Peninsula (the "Branch Purchase"). The transaction was accounted for as a purchase; accordingly, the assets acquired and liabilities assumed were recorded at estimated fair value. The Branch Purchase added approximately $88 million in loans and $442 million in deposits. Citizens paid a premium of $36.1 million or 10.13% of certain core deposits. The acquired branches' results of operations have been included in Citizens' consolidated totals from the date of acquisition only.
       In the third quarter of 1997, Citizens recorded a special charge of $23.7 million ($17.3 million after-tax) related to the July 1, 1997 merger with CB Financial Corporation and the reorganization of Citizens' information technology operations. The special charge consisted of $16.1 million of merger-related expenses and $7.6 million related to the information technology reorganization.
       Merger-related charges, restructuring and other costs recorded in the fourth quarter of 1999 totaled $50.6 million ($35.2 million after tax) of which $40.2 million was recorded as a separate component of noninterest expense (the "Special Charge"), $6.8 million as additional provision for loan losses and $3.6 million as securities losses. Approximately $13 million to $15 million of additional merger-related and other costs are expected to be incurred during 2000 for system integration and conversions, branches closures and other items.

       The Special Charge in 1999 consists of $36.3 million ($25.9 million after-tax) in merger-related integration costs and $3.9 million ($2.5 million after-tax) of restructuring and other costs related to separate corporate initiatives. Merger integration costs include $7.1 million of personnel-related expenses, $5.6 million of transaction costs, $13.6 million of contract terminations and other conversion costs (primarily recognition of obligations under existing contractual agreements related to system conversions), $1.5 million of asset-related write-downs, a $2.1 million write-down of impaired goodwill at an F&M bank, a $2.5 million contribution to Citizens' Charitable Trust for the acquired entities and $3.9 million of other transaction related costs. The corporate initiatives included realignment of Citizens' branch network, including closure of 18 branches in Michigan and Illinois and transfer of Citizens' internal audit and corporate loan review functions to a third party. See Note 3 to the Consolidated Financial Statements for additional information regarding the 1999 Special Charge.
       The $6.8 million in additional loan loss provision was provided to conform F&M's allowance to that which results from applying Citizens' allowance methodology and credit risk standards to F&M's loan portfolio. The $3.6 million in securities losses resulted from the sale of $122.8 million of securities, in the fourth quarter of 1999, to reposition the securities portfolios of the combined entities to normalize Citizens' total investment exposure based on the current rate environment and to reduce overall interest rate risk.
       "Net operating income" and "operating" results, as used below, refers to Citizens' financial performance before the impact of special charges, restructuring and other one-time expenses incurred in connection with the acquisitions and other corporate initiatives as described above. The following table reconciles net operating income to net income as reported in the Consolidated Financial Statements.

--------------------------------------------------------------

(in thousands)                   1999        1998       1997
--------------------------------------------------------------
NET OPERATING INCOME           $ 97,154   $ 90,282   $ 72,154
                               --------   --------   --------
Special charge                   40,198        ---     23,734
Additional loan loss
 provision                        6,800        ---        ---
Securities loss to
 reposition portfolio             3,596        ---        ---
                               --------   --------   --------
Net pre-tax adjustments          50,594        ---     23,734
Tax benefit                     (15,434)       ---     (6,471)
                               --------   --------   --------
NET INCOME AS REPORTED         $ 61,994   $ 90,282   $ 54,891
                               ========   ========   ========
--------------------------------------------------------------

EARNINGS SUMMARY
       Citizens Banking Corporation's ("Citizens") net operating income totaled $97.2 million, or $2.00 per diluted share, compared with $90.3 million or $1.84 per diluted share in 1998. Reported net income for 1999, was $62.0 million, or $1.28 per diluted share. Operating returns on average assets and equity were 1.32% and 14.45%, respectively, in 1999, as compared with 1.33% and 13.78% in 1998.
       The improvement in operating income reflects increased noninterest income and higher net interest income from growth in earning assets. Average shareholders' equity was $672.2 million or 9.16% of total average assets for 1999, compared with $655.0 million or 9.64% for 1998. Citizens' risk-based capital levels exceeded all regulatory requirements. An analysis of changes in major income statement components in 1999 and 1998 is presented below.

----------------------------------------------------------------------------------------------------------------------------
                                                               Year Ended December 31,                 Changes in 1999
                                                            ----------------------------------------------------------------
(in thousands)                                                     1999           1998                 Amount     Percent
----------------------------------------------------------------------------------------------------------------------------

Interest income                                                 $ 542,407       $522,317             $ 20,090        3.8 %
Interest expense                                                  231,917        229,273                2,644        1.2
 Net interest income                                              310,490        293,044               17,446        6.0
Provision for loan losses                                          24,675         16,528                8,147       49.3
Noninterest income                                                 81,144         71,268                9,876       13.9
Noninterest expense before special charge                         236,778        218,219               18,559        8.5
Special charge
 Before tax                                                        40,198            ---               40,198        ---
 After-tax                                                         28,403            ---               28,403        ---
Income taxes                                                       27,989         39,283              (11,294)     (28.8)
Net income                                                         61,994         90,282              (28,288)     (31.3)
Net operating income                                               97,154         90,282                6,872        7.6

----------------------------------------------------------------------------------------------------------------------------

       Net interest income increased 6.0% in 1999 over 1998. Higher levels of earning assets, particularly commercial and commercial real estate loans resulted in higher net interest income. The increase in noninterest income, excluding net non-recurring items of $3.4 million ($2.2 million after-tax) in 1999, reflects higher trust, brokerage and deposit account revenues. Nonrecurring items in 1999 consist of a gain of $1.3 million from the sale of branch deposits in Homer, Michigan, a gain of $5.7 million from the sale of an equity investment in Magic Line, Inc. due to its June 30, 1999 merger with NYCE Corporation and a $3.6 million loss to reposition the securities portfolio following the merger with F&M. Noninterest expense in 1999 included a pre-tax charge of $6.1 million ($3.9 million after-tax) resulting from a fraudulent check-kiting scheme perpetrated by a customer against Citizens in the third quarter of 1999 and reflects increases primarily in data processing fees, intangible asset amortization, bankcard fees, consulting and other professional services. Additional data on Citizens' performance during the past five years appear in Table 1.
       The following table presents operating "cash earnings" for Citizens' most recent two years. "Cash earnings" add back the amortization of intangible assets arising from acquisitions that were accounted for as purchases and assumes that all intangibles were charged off against retained earnings at the original date of acquisition. All financial information presented reflects favorable earnings improvement when adjusted for the intangibles.

---------------------------------------------------------------
CASH EARNINGS SUMMARY
(in thousands except per share
amounts)                           1999      1998     % Change
---------------------------------------------------------------
Operating cash income           $102,771     $ 95,403     7.7%
Diluted earnings per share          2.11         1.94     8.8
Book value per share               11.35        12.71   (10.7)
Return on average assets            1.41%        1.41%     ---
Return on average equity           17.09        16.05     6.5

---------------------------------------------------------------

LINES OF BUSINESS REPORTING
       Citizens operates along four major business lines: commercial banking, retail banking, financial services and F&M, the pooled subsidiary. A description of each business, selected financial performance and the methodologies used to measure financial performance are presented in Note 17 to the Consolidated Financial Statements. Prior year amounts have been restated to reflect the current business unit structure and cost allocation methodology. The following table summarizes net operating income by line of business for each of the last three years:

-----------------------------------------------------------
                                Net Operating Income
                          ---------------------------------
-----------------------------------------------------------
(in thousands)               1999       1998       1997
-----------------------------------------------------------
Commercial Banking          $ 26,292   $ 23,016   $ 21,019
Retail Banking                22,205     26,536     23,592
Financial Services             4,794      3,161      1,366
F&M                           37,950     33,497     23,383
Other                          5,913      4,072      2,794
                            --------   --------   --------
Total                       $ 97,154   $ 90,282   $ 72,154
                            ========   ========   ========
-----------------------------------------------------------

       The increase in commercial banking operating income in 1999 is due to growth in overall commercial account relationships, including increased demand deposits, strong loan growth and expanded cash management services. Retail banking operating income decreased in 1999 as a result of lower yields on the mortgage and consumer loan portfolios, higher net charge-offs on direct and indirect consumer loans, decreased profit on sale of mortgage loans and related servicing release premiums and higher operating costs. Financial services operating income improved in 1999 due to growth in trust, brokerage and investment advisory services, introduction of new products and services, successful retail sales efforts, strong equity markets and enhanced pricing strategy. Growth in operating income from F&M reflects strong loan and deposit growth and increased noninterest income in its core markets.


NET INTEREST INCOME
     The primary source of Citizens' traditional banking revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, including interest-bearing deposits and borrowings, used to fund those assets. Net interest income is affected by market interest rates on both earning assets and interest-bearing liabilities, the level of earning assets being funded by interest-bearing liabilities, noninterest-bearing liabilities and equity and the volume and composition of earning assets and funding sources. Other factors, such as Federal Reserve Board monetary policy and changes in tax laws, may also have an impact on changes in net interest income from one period to another.

       Net interest income, on a fully-tax equivalent basis, increased $18.2 million, or 6.0%, to $322.7 million in 1999, from $304.5 million in 1998. A higher level of earning assets, partially offset by an increase in short-term borrowing balances and a lower net interest margin, led to the increase in 1999. A detailed analysis of net interest income, with average balances and related interest rates for the past three years, appears in Table 3. An analysis of how changes in volume and rates have affected net interest income for the years ended December 31, 1999 and 1998 is presented in Table 2. Interest income increased in 1999 as higher earning asset volumes outpaced the decline in earning asset yields. Average earning assets grew to $6.876 billion in 1999 from $6.367 billion in 1998, an increase of 8.0%. Loan production, principally commercial and commercial real estate loans, and purchases of Federal agency securities contributed to the growth in earning assets. Average loans, the highest yielding category of earning assets, decreased to 80.4% of average earning assets, compared with 81.0% in 1998. Investment securities, including money market investments, comprised 19.6% of earning assets in 1999, up from 19.0% in 1998. The average yield on earning assets declined to 8.06% in 1999 from 8.39% in 1998 reflecting a lower interest rate environment in the first half of 1999 and growth in relatively lower-yielding investment securities in the second half of 1999.
       Increased interest expense was volume related as higher interest-bearing liability balances were only partially offset by lower rates paid on funding sources. Average deposits grew to $5.907 billion in 1999, from $5.617 billion in 1998, an increase of 5.2%. Average short- and long-term borrowings comprised 12.1% of interest bearing liabilities in 1999, up from 8.3% in 1998. Although Citizens has been successful in attracting new deposits, loan growth outpaced deposit growth and Citizens used short-term FHLB advances and other purchased funds to support the higher level of earning assets. The average rate paid on interest-bearing deposits was 3.33%, down from 3.68% in 1998. The average rate on long-term debt was 5.40% in 1999, down from 5.62% in 1998. Lower rates on interest-bearing deposits and long-term debt decreased the cost of interest-bearing funding sources to 4.07% in 1999 from 4.39% in 1998.
       Net interest margin, the percentage of net interest income to average earning assets, was 4.69% in 1999 and 4.79% in 1998. The decrease in net interest margin reflects a change in funding mix and the cost of funding Citizens' share repurchase program. The change in funding mix reflects, in part, a planned strategy to leverage deposits from the Branch Purchase. Prior to the acquisition of these deposits, Citizens' utilized short-term Federal Home Loan Bank ("FHLB") advances to fund purchases of Federal agency securities and support loan growth. Approximately $300 million of these advances matured in October 1999 and were replaced with the new, lower rate core deposits as the primary funding source for earning assets. Additional short-term FHLB advances borrowed in late 1999 were used to support continued loan growth in Citizens' core markets.

       During 1999, Citizens' repurchased 1.8 million shares for an aggregate cost of $53.8 million. The repurchase program enhanced shareholder returns but resulted in incremental funding costs and reduced the net interest margin by an estimated three basis points. Recent increases in short-term interest rates by the Federal Reserve have also pressured Citizens' net interest margin. A planned shift in 2000 toward higher-yielding loans and away from lower-yielding investment securities is expected to help mitigate this trend.

------------------------------------------------------------------------------------------------------------------------------
TABLE 2. ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

                                                   1999 COMPARED TO 1998                     1998 Compared to 1997
                                              -----------------------------               ------------------------------------
                                                              INCREASE (DECREASE)                       Increase (Decrease)
Year Ended December 31                            NET         DUE TO CHANGE IN                   Net    Due to Change in
                                                             ---------------------                     ------------------------
(in millions)                                   CHANGE(1)      RATE     VOLUME(2)            Change(1)   Rate     Volume(2)
------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
     Money market investments:
      Federal funds sold                        $ (2.5)       $  ---     $ (2.5)         $  2.4         $ (0.2)    $  2.6
      Other                                       (0.2)         (0.2)       ---             ---            ---        ---
     Investment securities:
      Taxable                                      9.7          (1.5)      11.2            (2.6)          (0.1)      (2.5)
      Tax-exempt                                   0.2          (0.8)       1.0            (0.3)          (0.5)       0.2
     Loans                                        12.9         (15.9)      28.8            24.0           (5.0)      29.0
                                                ------        ------     ------          ------         ------     ------
      Total                                       20.1         (18.4)      38.5            23.5           (5.8)      29.3
                                                ------        ------     ------          ------         ------     ------
INTEREST EXPENSE:
     Deposits:
      Demand                                      (0.1)         (0.5)       0.4             0.1            0.1        ---
      Savings                                     (0.9)         (5.9)       5.0             1.3           (3.5)       4.8
      Time                                        (8.7)        (11.2)       2.5             3.8           (1.2)       5.0
     Short-term borrowings                        13.9           0.2       13.7            (3.4)          (1.1)      (2.3)
     Long-term debt                               (1.6)         (0.1)      (1.5)            3.6           (0.9)       4.5
                                                ------        ------     ------          ------         ------     ------
      Total                                        2.6         (17.5)      20.1             5.4           (6.6)      12.0
                                                ------        ------     ------          ------         ------     ------
NET INTEREST INCOME                             $ 17.5        $ (0.9)    $ 18.4          $ 18.1         $  0.8     $ 17.3
                                                ======        ======     ======          ======         ======     ======
------------------------------------------------------------------------------------------------------------------------------

  (1)Changes are based on actual interest income and do not reflect taxable equivalent adjustments.

  (2)Rate/Volume variances are allocated to changes due to volume.

---------------------------------------------------------------------------------------------------------------------------------
TABLE 3. AVERAGE BALANCES/NET INTEREST INCOME/AVERAGE RATES

                                                1999                            1998                           1997
                                   -------------------------------   -----------------------------   ----------------------------
Year Ended December 31                 Average               Average    Average              Average    Average             Average
(in millions)                          Balance   Interest(1) Rate(2)    Balance  Interest(1) (Rate(2)   Balance Interest(1) Rate(2)
------------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
Money market investments:
    Federal funds sold              $    45.6    $  2.4       5.22 %  $    94.1   $  4.9      5.21 %  $    43.1   $   2.5    5.76 %
    Other                                15.8       0.7       4.58         15.5      0.9      5.70         15.5       0.9    5.49
Investment securities (3):
    Taxable                             961.5      59.1       6.14        779.5     49.4      6.34        823.4      52.0    6.32
    Nontaxable                          328.3      17.2       8.06        312.3     16.9      8.35        311.1      17.2    8.53
Loans (4):
    Commercial                        2,525.1     212.1       8.51      2,155.3    187.9      8.83      1,918.0     171.6    9.04
    Real estate mortgage              1,601.9     123.4       7.71      1,589.7    129.9      8.17      1,489.0     121.6    8.16
    Consumer                          1,401.9     127.5       9.10      1,414.6    132.4      9.36      1,432.5     133.0    9.29
                                    ---------   -------               ---------   ------              ---------   -------
    Total earning assets (3)          6,880.1     542.4       8.06      6,361.0    522.3      8.39      6,032.6     498.8    8.45

NONEARNING ASSETS
Cash and due from banks                 231.3                             214.4                           195.0
Premises and equipment                  135.1                             120.5                           114.4
Other assets                            167.1                             166.9                           161.4
Allowance for loan losses               (71.4)                            (70.0)                          (63.7)
                                    ---------                         ---------                       ---------
    Total assets                    $ 7,342.2                         $ 6,792.8                       $ 6,439.7
                                    =========                         =========                       =========

INTEREST-BEARING LIABILITIES
Deposits:
    Interest-bearing demand         $   578.5       9.0      1.55     $   547.4   $  9.1     1.67       $ 535.1   $   9.0    1.69
    Savings                           1,751.6      49.5      2.83       1,635.1     50.4     3.08       1,551.0      49.1    3.17
    Time                              2,672.0     138.4      5.18       2,604.6    147.1     5.65       2,515.9     143.3    5.69
Short-term borrowings                   478.9      23.7      4.95         202.6      9.8     4.84         259.1      13.2    5.10
Long-term debt                          210.3      11.3      5.40         229.0     12.9     5.62         144.3       9.3    6.38
                                    ---------   -------               ---------   ------              ---------   -------
    Total interest-bearing
    liabilities                       5,691.3     231.9      4.07       5,218.7    229.3     4.39       5,005.4     223.9    4.47

NONINTEREST-BEARING LIABILITIES
AND SHAREHOLDERS' EQUITY
Demand deposits                         904.6                             829.8                           757.4
Other liabilities                        74.1                              89.3                            79.7
Shareholders' equity                    672.2                             655.0                           597.2
    Total liabilities and           ---------                         ---------                       ---------
    shareholders' equity            $ 7,342.2                         $ 6,792.8                       $ 6,439.7
                                    =========                         =========                       =========
NET INTEREST INCOME                              $310.5                           $293.0                          $274.9
                                                 ======                           ======                          ======
NET INTEREST INCOME AS A
PERCENT OF EARNING ASSETS                                   4.69 %                          4.79 %                         4.74 %

---------------------------------------------------------------------------------------------------------------------------------

(1) Interest income is shown on an unadjusted basis and therefore does not include taxable equivalent adjustments.

(2) Average rates include taxable equivalent adjustments to interest income of $12,204,000, $11,508,000 and $11,154,000 for the years ended December 31,
     1999, 1998, and 1997, respectively, based on a 35% tax rate.

(3) For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(4)   Nonaccrual loans are included in average balances.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
       The provision for loan losses represents a charge against income and a corresponding increase in the allowance for loan losses. The provision for loan losses was $24.7 million in 1999. Without the additional provision attributable to applying Citizens' allowance methodology and credit risk standards to F&M's portfolio, the provision was $17.9 million in 1999, up 8.5% from $16.5 million a year ago. Net charge-offs were 0.37% of average loans in 1999, up from 0.30% in 1998 reflecting increases in the commercial and consumer loan portfolios in 1999. The increases in these portfolios were largely due to charge-offs of $4.9 million recorded in F&M's loan portfolio after the merger. Additionally, during the year, losses in the direct and indirect consumer loan portfolio were higher than in the recent past. A summary of Citizens' loan loss experience from 1995 through 1999 appears in Table 4.
       Citizens' maintains what management believes is an adequate allowance for possible loan losses to meet presently known credit risks in the loan portfolio. The allowance for loan losses at December 31, 1999 was $76.4 million, or 1.29% of loans, compared with $69.7 million, or 1.32% of loans at the end of 1998. The allowance equaled 245.8% of nonperforming loans at year-end 1999, compared with 184.8% at year-end 1998.
       The allowance for loan losses is based upon an assessment of the losses inherent in the loan portfolio. Management provides for possible loan losses by dividing the allowance into two components: allocated and unallocated. Consumer loans are charged-off based on delinquency status within industry guidelines and commercial loans are evaluated individually.
       The allocated component of the allowance is based on expected losses from analysis of specific loans and historical loss experience for each category of loans. The analysis of individual loans is based on a regular review of all loans and commitments over a fixed dollar amount. The historical loan losses are determined by loss experience over the past three years and a reserve formula allocation method, which uses factors such as loan quality ratings, independent assessment and charge-off history. This analysis is performed throughout the year and is updated based on actual experience and loan reviews.
       The unallocated portion of the allowance is determined based on the Citizens' assessment of general economic conditions, the economic conditions in the markets in which Citizens operates, the level and composition of nonperforming loans and other factors. This analysis involves a higher degree of uncertainty and considers factors, which may not yet be reflected in historical loss factors used to determine the allocated portion of the allowance. An allocation of the ending allowance for loan losses by major loan type is presented in Table 5.

-------------------------------------------------------------------------------------------------------------------------------
TABLE 4. SUMMARY OF LOAN LOSS EXPERIENCE

Year Ended December 31 (in thousands)                         1999          1998          1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses - January 1                    $    69,740    $   67,010   $    59,029    $    53,431     $   41,719
Allowance of acquired banks and branches                       2,400         1,745         1,329            587          7,235
Provision for loan losses                                     24,675        16,528        20,511         15,725          9,918
CHARGE-OFFS:
    Commercial                                                 8,675         4,557         4,555          6,222          4,874
    Real estate                                                  436           359           861            114            167
    Consumer                                                  17,751        14,879        13,064          9,045          5,426
                                                         -----------    ----------   -----------    -----------     ----------
      Total charge-offs                                       26,862        19,795        18,480         15,381         10,467
                                                         -----------    ----------   -----------    -----------     ----------
RECOVERIES:
    Commercial                                                 2,483         1,387         1,581          1,485          1,937
    Real estate                                                  149            28            12             33             75
    Consumer                                                   3,812         2,837         3,028          3,149          3,014
                                                         -----------    ----------   -----------    -----------    -----------
      Total recoveries                                         6,444         4,252         4,621          4,667          5,026
                                                         -----------    ----------   -----------    -----------    -----------
Net charge-offs                                               20,418        15,543        13,859         10,714          5,441
                                                         -----------    ----------   -----------    -----------    -----------
Allowance for loan losses - December 31                  $    76,397    $   69,740   $    67,010    $    59,029    $    53,431
                                                         ===========    ==========   ===========    ===========    ===========
Loans outstanding at year-end                            $ 5,917,483    $5,264,706   $ 5,074,230    $ 4,517,814    $ 3,961,255
Average loans outstanding                                  5,528,963     5,159,584     4,843,507      4,258,404      3,774,001
Ratio of allowance for loan losses
     to loans outstanding at year-end                           1.29%         1.32%         1.32%          1.31%          1.35%
Ratio of net loans charged off as a
     percentage of average loans outstanding                    0.37          0.30          0.29           0.25           0.14

-------------------------------------------------------------------------------------------------------------------------------

       Citizens' loan portfolio has no significant concentrations in any one industry or any exposure in foreign loans. Citizens has generally not extended credit to finance highly leveraged transactions nor does it intend to do so in the future. Employment levels and other economic conditions in Citizens' local markets may have a significant impact on the level of credit losses. Management continues to identify and devote attention to credits that may not be performing as well as expected. Nonperforming loans are further discussed in the section titled "Nonperforming Assets".

-------------------------------------------------------------------------------------------------------------------------------
TABLE 5. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES(1)

                                  1999                1998                1997                1996                1995
                              ------------------  -----------------   -----------------   ------------------  ------------------
                                      LOAN                LOAN                Loan                Loan                Loan
December 31 (in millions)     AMOUNT  PERCENT(2)  Amount  Percent(2)  Amount  Percent(2)  Amount  Percent(2)  Amount  Percent(2)
--------------------------------------------------------------------------------------------------------------------------------
Commercial                    $ 22.0    48.6 %     $19.2    45.8 %     $16.7    40.7 %     $17.2    40.3 %     $17.2    41.3 %
Real estate construction         ---     3.2         0.3     2.8         0.2     2.2         0.3     2.5         0.2     2.0
Real estate mortgage             6.1    24.3         8.2    26.9         7.9    28.4         5.6    28.6         4.6    26.5
Consumer                        23.5    23.9        21.4    24.5        18.0    28.7        17.4    28.6        15.7    30.2
                              ------   -----       -----   -----       -----   -----       -----   -----       -----   -----
    Total allocated             51.6   100.0 %      49.1   100.0 %      42.8   100.0 %      40.5   100.0 %      37.7   100.0 %
                                       =====               =====               =====               =====               =====
Unallocated                     24.8                20.6                24.2                18.5                15.7
                              ------               -----               -----               -----               -----
    Total                     $ 76.4               $69.7               $67.0               $59.0               $53.4
                              ======               =====               =====               =====               =====
--------------------------------------------------------------------------------------------------------------------------------


 (1)The allocation of the allowance for loan losses in the above table is based upon ranges of estimates and are not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. Citizens and its subsidiaries do not view the allowance for loan losses as being divisible among the various categories of loans. The entire allowance is available to absorb any future losses without regard to the category or categories in which the charged-off loans are classified.
 (2)Percentage reflects the ratio of outstanding loans by category to total outstanding loans at the end of the respective year.


NONINTEREST INCOME
       Noninterest income, before nonrecurring income and securities gains and losses, increased to $77.2 million in 1999 from $70.2 million in 1998, an improvement of 10.0%. On this same basis, noninterest income accounted for 19.9% of total operating revenue in 1999, compared with 19.3% in 1998. Increases in most categories below reflect Citizens' continued emphasis on a relationship sales strategy, "Clients First!sm", and client access to new financial products, services and distribution channels due, in part, to our investments in technology that support and enhance client service.
       Trust fees increased 10.6% or $2.1 million in 1999 over 1998. Successful sales efforts resulted in new business volume, which along with equity market appreciation, new mutual fund administrative fees on commercial deposit sweep accounts and full year effect of a new uniform fee structure led to the revenue growth. At December 31, 1999, Citizens had total assets under administration of $3.843 billion, a $114 million increase over year-end 1998. Brokerage and investment fees were up $1.6 million or 61.6%, propelled by successful retail sales efforts, strength in the equity markets and solid growth in new mutual fund and annuity products. Improvements in service charges on deposit accounts, bankcard fees, ATM network user fees and cash management service fees reflect higher transaction volume and enhanced marketing strategies. Title insurance fees and mortgage and other loan income decreased in 1999 as higher interest rates in the latter half of 1999 reduced closing volume and refinance activity, which in turn resulted in fewer gains on sale of residential mortgage loans and the related servicing. Partially offsetting this decrease were increases in letter of credit commissions and commercial line of credit fees.
       Citizens "Clients First!sm" relationship sales strategy, initiated in 1998, was a significant factor in the creation of new business volumes mentioned above. During the year, Citizens' employees continued to participate in comprehensive training programs designed to improve product knowledge, sales and sales-management skills. Citizens' has also continued to explore the way we use technology to reach new clients and expand their financial choices. In 1999, Citizens expanded its network of ATMs and introduced its Internet banking solution, Clients First On-LineSM, which allows clients to access information, pay bills, open accounts, and conduct other banking business when and where it's most convenient. With these initiatives, as well as the yet untapped opportunities provided by our merger with F&M and the Branch Purchase in 1999, Citizens believes it is well positioned to achieve additional growth in noninterest income in the future.

------------------------------------------------------------------------------
NONINTEREST INCOME
                                   Year Ended
                                  December 31,           Changes in 1999
                             -------------------------------------------------
(in thousands)                 1999        1998         Amount      Percent
------------------------------------------------------------------------------
Trust fees                    $ 21,701      $ 19,627      $ 2,074       10.6%
Service charges
  on deposit accounts           21,378        18,803        2,575       13.7
Bankcard fees                    9,163         7,899        1,264       16.0
Brokerage and
  investment fees                4,325         2,677        1,648       61.6
Mortgage and
  other loan income              5,230         6,668       (1,438)     (21.6)
ATM network user fees            3,310         3,077          233        7.6
Cash management services         2,556         2,405          151        6.3
Title insurance fees               987         1,137         (150)     (13.2)
Other                            8,505         7,870          635        8.1
                              --------      --------      -------
TOTAL FEES AND
  OTHER INCOME                  77,155        70,163        6,992       10.0
Securities gains                   544           475           69       14.5
                              --------      --------      -------
TOTAL BEFORE
  NONRECURRING ITEMS            77,699        70,638        7,061       10.0
Student loan portfolio gain         --           630         (630)    (100.0)
Securities loss on repo-
  sitioning the portfolio       (3,596)           --       (3,596)        (1)
Equity investment gain           5,693            --        5,693         (1)
Premium on sale of deposits      1,348            --        1,348         (1)
                              --------     --------      --------
TOTAL NONINTEREST INCOME      $ 81,144     $ 71,268      $  9,876       13.9
                              ========     ========      ========
------------------------------------------------------------------------------

(1) Not meaningful.

Nonrecurring items in 1999 consisted of a premium of $1.3 million received from the sale of deposits of a branch office in March 1999, a gain of $5.7 million from the sale of Citizens' equity investment in Magic Line, Inc. to NYCE Corporation due to their merger in June 1999 and a one-time securities loss described below. The year 1998 included a nonrecurring gain of $0.6 million from the sale of a student loan portfolio in third quarter of 1998.
       Citizens realized a net loss of $3.1 million on sales of investment securities during 1999 as compared to a net gain of $475,000 during 1998. As presented in Note 4 to the Consolidated Financial Statements, gross realized gains on sales of investment securities amounted to $561,000 in 1999 while gross realized losses amounted to $3.613 million. The comparable amounts in 1998 were $504,000 and $29,000. During the fourth quarter of 1999, Citizens repositioned the securities portfolios of the combined entities to normalize its total investment exposure based on the current rate environment and to reduce overall interest rate risk. As a result, Citizens realized a securities loss of $3.6 million during the period.



NONINTEREST EXPENSE
       Excluding nonrecurring expenses, noninterest expense increased $12.5 million, or 5.7%, to $230.7 million from $218.2 million in 1998. As shown below, primarily higher data processing fees, intangible asset amortization, bankcard fees, and consulting and other professional services fueled this increase.

--------------------------------------------------------------------------
NONINTEREST EXPENSE
                            Year Ended
                            December 31,                 Changes in 1999
                       ---------------------------------------------------
(in thousands)                 1999         1998        Amount   Percent
--------------------------------------------------------------------------
Salaries and
  employee benefits       $ 122,572       $ 115,088   $  7,484     6.5%
Equipment                    16,645          17,088       (443)   (2.6)
Occupancy                    15,414          15,074        340     2.3
Data processing
  services                    9,924           7,943      1,981    24.9
Intangible asset
  amortization                8,363           7,631        732     9.6
Bankcard fees                 7,477           5,894      1,583    26.9
Telephone                     5,601           5,168        433     8.4
Postage and delivery          5,985           5,925         60     1.0
Stationery and supplies       5,674           5,609         65     1.2
Advertising and
  public relations            5,223           5,842       (619)  (10.6)
Consulting and other
  professional fees           4,082           2,813      1,269    45.1
Legal, audit and
  examination fees            3,248           3,530       (282)   (8.0)
Other                        20,475          20,614       (139)   (0.7)
                          ---------       ---------   --------
SUBTOTAL                    230,683         218,219     12,464     5.7
Fraud loss, net               6,095             ---      6,095      (1)
Special Charge               40,198             ---     40,198      (1)
                          ---------       ---------   --------
TOTAL NONINTEREST
  EXPENSE                 $ 276,976       $ 218,219   $ 58,757    26.9
                          =========       =========   ========
--------------------------------------------------------------------------

(1) Not meaningful.

Salaries and employee benefits were up $7.5 million or 6.5% as a result of acquisitions, higher healthcare costs, new sales support staff and increased incentive commissions related to additional sales activity and Citizens continued rollout of pay for performance sales initiatives. Partially offsetting these increases were lower staffing levels from the synergies of the information technology partnership with M&I Data Services and lower pension costs.

       Data processing expenses increased 24.9% in 1999 reflecting a full-year of processing with M&I Data Services following system conversions in May 1998, higher processing volumes and new services and costs associated with information technology and Year 2000 initiatives. Synergies achieved through Citizens' information technology partnership with M&I Data Services led to reductions in equipment and supplies and mitigated increases in occupancy and staffing costs. Bankcard fees were up due to higher transaction volume and system processing costs, and new fees associated with the recent outsourcing of bankcard operations. The additional intangible asset amortization was attributable to the Branch Purchase. Consulting services were up due to future revenue enhancing programs and other strategic actions.
       In the fourth quarter of 1999, Citizens management approved a series of initiatives designed to achieve future cost efficiencies. They include plans to combine and integrate operations of the merged entities and institute other efficiency measures, including consolidation of all F&M Wisconsin bank charters into one Wisconsin bank charter, conversion of data processing systems to a common operating platform, elimination and consolidation of various back room operations and business activities, consolidation of Citizens' branch network including closure of approximately eighteen Citizens Bank branches in Michigan and Illinois and fifteen F&M branches in Wisconsin and Iowa and transfer of Citizens' internal audit and corporate loan review functions to a third party. Moreover, in December 1999, Citizens contributed $2.5 million to its Charitable Trust for the newly acquired entities and wrote-down $2.1 million of goodwill at F&M and $0.3 million of core deposit premium from a previous acquisition. In connection with these initiatives, Citizens expects a net reduction of approximately 200 positions or 6.2% of its work force. Consolidation of F&M's bank charters was completed in January 2000. The movement to a common operating platform is complete for the Branch Purchase and is expected to continue throughout 2000 for the F&M merger.
       As a result of the above-mentioned initiatives and actions, Citizens recorded a $40.2 million ($28.4 million net of taxes, or $0.58 per share) Special Charge. It is anticipated that the exit activities and the closure of banking offices will be completed by the end of year 2000. Approximately $13 million to $15 million of additional merger-related and other costs are expected to be incurred during 2000 for system conversions, branches closures and other items. See Note 3 to the Consolidated Financial Statements for additional information regarding the 1999 Special Charge.
       Nonrecurring expense included the 1999 Special Charge and a $6.1 million ($3.9 million, after-tax) loss resulting from a fraudulent check-kiting scheme perpetrated by a customer against Citizens in the third quarter of 1999. In response to the third quarter fraud loss, Citizens took immediate action to review and strengthen its procedures in an effort to prevent future occurrences.


FEDERAL INCOME TAXES
       Income tax expense was $28.0 million in 1999, a decrease of 28.8% over the 1998 total of $39.3 million. The decrease resulted from lower pre-tax earnings associated with the Special Charge and other one-time costs and a higher level of tax-exempt interest income in 1999 as compared with 1998.


FINANCIAL CONDITION
       Proper management of the volume and composition of Citizens' earning assets and funding sources is essential for ensuring strong and consistent earnings performance, maintaining adequate liquidity and limiting exposure to risks caused by changing market conditions. Citizens' investment securities portfolio is structured to provide a source of liquidity through maturities and generate an income stream with relatively low levels of principal risk. Loans comprise the largest component of earning assets and are Citizens' highest yielding assets. Client deposits are the primary source of funding for earning assets while short-term debt and other managed sources of funds are utilized as market conditions and liquidity needs change.
       Average total assets for 1999 were $7.342 billion, an increase of $549 million or 8.1% from 1998. Average earning assets as a percent of average total assets was 93.6% for 1999, down slightly from 93.7% in 1998. Average loans comprised 75.3% of average assets during 1999, down from 76.0% in 1998. Interest-bearing deposits comprised 87.9% of average interest-bearing liabilities for 1999, decreasing from 91.7% in 1998. The ratio of average noninterest-bearing deposits to average deposits increased to 15.3% in 1999, from 14.8% in 1998.

       INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS
       Average investment securities, including money market investments, comprised 19.6% of total average earning assets in 1999, up from 19.0% in 1998. The increase primarily reflects a balance sheet leveraging strategy deployed in the third quarter of 1999 in anticipation of the pending Branch Purchase. Citizens leveraged its future core deposit growth by utilizing short-term FHLB advances to fund purchases of longer-term Federal agency securities. A summary of investment securities available for sale and held to maturity at December 31, 1999 and 1998 follows:

------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE AND HELD TO MATURITY SECURITIES
                                                            Balances(1)                              Changes in 1999
                                                 ----------------------------------          ---------------------------------
Year Ended December 31 (in thousands)                1999                1998                   Amount           Percent
------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury                                      $    34,487         $    56,026              $ (21,539)           (38.4)%
Federal agencies
     Mortgage-backed securities                        643,219             497,474                145,745             29.3
     Other agencies                                    242,729             146,950                 95,779             65.2
State and municipal:
     Taxable                                            12,359              12,693                   (334)            (2.6)
     Tax-exempt                                        356,373             311,883                 44,490             14.3
Other                                                   83,019              98,460                (15,441)           (15.7)
                                                   -----------          ----------              ---------
     Total                                         $ 1,372,186         $ 1,123,486              $ 248,700             22.1
                                                   ===========         ===========              =========
------------------------------------------------------------------------------------------------------------------------------

  (1) All securities were designated available for sale at December 31, 1999. Balances at December 31, 1998 included $160,132 of tax-exempt state and municipal securities held to maturity.

       Investment in U.S. Treasury and Federal agency securities totaled $920.4 million, or 67.1% of total investment securities at December 31, 1999, compared with $700.5, or 62.3% at year-end 1998. The portfolio has continued to shift toward investments in mortgage-backed and other Federal agency securities. Citizens' mortgage-backed securities are predominantly underwritten to the standards of and guaranteed by government sponsored agencies. These securities generally yield 70-100 basis points more than comparable U.S. Treasury securities but differ from traditional debt securities in that they have uncertain maturity dates and are priced based on estimated prepayment rates on the underlying mortgages. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase. Mortgage-backed securities represented 48.9% and 47.1% of total investment securities at December 31, 1999 and 1998, respectively. Additional state and municipal securities were also purchased in 1999 due to their higher tax equivalent yields, but they decreased as a percent of total investment securities. At December 31, 1999, state and municipal securities represented 26.9% of total investment securities, compared with 28.9% in the prior year. Purchases of these securities remain dependent on Citizens' capacity to effectively utilize tax-exempt income and the availability of such securities at attractive yields with acceptable risk. Other securities, consisting primarily of Federal Reserve stock, Federal Home Loan Bank stock and privately issued asset-backed securities, decreased to 6.1% of total investment securities from 8.8% a year ago.
       Year-end 1999 investment securities balances were also affected by management's decision to reposition the securities portfolio, following the merger with F&M in November 1999, in order to normalize total investment exposure based on the then current rate environment and to reduce overall interest rate risk. Citizens sold mostly U.S. Treasury and Federal agency securities and reinvested the proceeds in longer duration other Federal agency securities and to a lesser degree in Federal agency mortgaged-backed securities at higher yields. The increase in annual interest income from the newly acquired securities is expected to recover the $3.6 million loss from the securities sold in approximately eighteen months. Additionally, in December 1999, in order to provide for more effective asset/liability management, the entire held to maturity securities portfolio of F&M was transferred to available for sale. The held to maturity portfolio had an amortized cost of $208.3 million and fair value of $204.7 million at the date of transfer. The unrealized loss of $3.6 million is included, net of tax, in accumulated other comprehensive income.
       Money market investments, primarily federal funds sold, commercial paper and mutual funds, averaged $61.4 million for 1999, down from $109.6 million in 1998. The amount of funds invested in these assets is based on the present and anticipated interest rate environment, liquidity needs and other economic factors.
       Citizens' present policies with respect to the classification of investments in debt and equity securities are discussed in Note 1 to the Consolidated Financial Statements. Maturities and average yields of available for sale securities at year-end 1999 is presented in Table 6. As of December 31, 1999, the estimated aggregate fair value of Citizens' investment securities portfolio was $26.8 million below amortized cost consisting of gross unrealized gains of $4.8 million and gross unrealized losses of $31.6 million. A summary of estimated fair values and unrealized gains and losses for the major components of the investment securities portfolio is provided in Note 4 to the Consolidated Financial Statements.

-----------------------------------------------------------------------------------------------------------------------------------
TABLE 6. MATURITIES AND AVERAGE YIELDS OF AVAILABLE FOR SALE SECURITIES AT DECEMBER 31, 1999
                            U.S. Treasury and
                            Federal Agency(1)     State and Municipal(1),(2)         Other(1)                     Total
                     ---------------------------  -------------------------- ------------------------  ----------------------------
                       Amortized  Fair             Amortized  Fair           Amortized Fair             Amortized    Fair
(in millions)           Cost      Value   Yield     Cost     Value   Yield     Cost    Value  Yield       Cost      Value    Yield
DUE WITHIN ONE YEAR   $  88.1    $ 87.2    6.34%   $ 18.6   $ 18.9    8.41%  $ 10.4  $ 10.4    7.20%   $  117.1   $  116.5    6.75%
ONE TO FIVE YEARS       467.9     457.6    6.22      69.9     70.4    8.15     18.2    18.0    6.60       556.0      546.0    6.48
FIVE TO TEN YEARS       324.4     316.7    6.74     131.0    130.4    8.10      3.2     3.2    6.33       458.6      450.3    7.12
AFTER TEN YEARS          60.4      58.9    7.09     156.4    149.1    7.77     50.5    51.4    7.30       267.3      259.4    7.53
                      -------    ------            ------   ------           ------  ------            --------   --------
   TOTAL              $ 940.8    $920.4    6.47    $375.9   $368.8    7.96   $ 82.3  $ 83.0    7.10    $1,399.0   $1,372.2    6.90
                      =======    ======            ======   ======           ======  ======            ========   ========

AVERAGE MATURITY (3)               4.75 yrs.                  8.75 yrs.                1.24 yrs.                      5.62 yrs.
-----------------------------------------------------------------------------------------------------------------------------------

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

       LOANS

       Citizens extends credit primarily within the local markets of its banking subsidiaries located in Michigan, Wisconsin, Iowa, Illinois and Minnesota. Citizens' loan portfolio contains no loans to foreign governments, enterprises or foreign operations of domestic companies and is widely diversified by borrowers with no concentration within a single industry that exceeds 10% of total loans. Loan balances at December 31 and an analysis of the maturity and interest rate sensitivity of commercial and real estate construction loans is presented below.

-----------------------------------------------------------------------------------------------------------------------------
TABLE 7. LOAN PORTFOLIO

(in millions)                                              1999           1998          1997          1996           1995
-----------------------------------------------------------------------------------------------------------------------------
LOANS OUTSTANDING AT DECEMBER 31
  Commercial                                            $ 1,822.4      $1,619.9      $ 1,370.3     $ 1,176.8      $1,025.0
  Commercial real estate                                  1,053.0         790.5          694.0         642.8         609.3
  Real estate construction                                  185.4         149.5          113.5         112.9          81.2
  Real estate mortgage                                    1,440.1       1,417.9        1,439.4       1,291.8       1,049.0
  Consumer                                                1,416.6       1,286.9        1,457.0       1,293.5       1,196.7
                                                        ---------      --------      ---------     ---------      --------
    Total                                               $ 5,917.5      $5,264.7      $ 5,074.2     $ 4,517.8      $3,961.2
                                                        =========      ========      =========     =========      ========

LOAN MATURITIES AND INTEREST RATE SENSITIVITY AT DECEMBER 31, 1999

                                                                         Within        One to         After
                                                                        One Year     Five Years    Five Years       Total
-----------------------------------------------------------------------------------------------------------------------------
Commercial and commercial real estate                                   $1,261.0      $ 1,340.4       $ 274.0      $2,875.4
Real estate construction                                                   185.4            ---           ---         185.4
                                                                        --------      ---------       -------      --------
  Total                                                                 $1,446.4      $ 1,340.4       $ 274.0      $3,060.8
                                                                        ========      =========       =======      ========
Loans above:
  With floating interest rates                                          $  863.8      $   221.3       $ 108.7      $1,193.8
  With predetermined
    interest rates                                                         582.6        1,119.1         165.3       1,867.0
                                                                        --------      ---------       -------      --------
    Total                                                               $1,446.4      $ 1,340.4       $ 274.0      $3,060.8
                                                                        ========      =========       =======      ========
-----------------------------------------------------------------------------------------------------------------------------

       Total loans increased $652.8 million or 12.4% in 1999 with average loans comprising 80.4% of total average earning assets during 1999, as compared with 81.0% during 1998. Enhanced sales efforts and strong demand for business loans in Citizens' markets along with the acquisition of approximately $88 million of commercial loans from the Branch Purchase, increased commercial and commercial real estate portfolio balances by 19.3% in 1999 from year-end 1998. Consumer loans, which include installment and home equity loans, increased $129.7 million, or 10.1%, to $1.417 billion at year-end 1999 reflecting increased sales efforts, higher marine loan balances and strong demand for home equity and recreational vehicle loans in the latter half of 1999. Residential mortgage loan balances increased $22.2 million or 1.6% in 1999. Demand for new residential mortgage loans remained strong throughout most of 1999, but Citizens sold a significant portion of that production to reduce its long-term interest rate exposure and prepayment risk along with generating fee income. Prior to the F&M merger, Citizens did not service its portfolio and servicing rights were sold with the related loans. At December 31, 1999, $374.8 million of residential mortgage loans originated by F&M and subsequently sold in the secondary market were being serviced. Capitalized servicing rights relating to the serviced loans totaled $3.3 million. Citizens intends to continue to service these loans and may sell a portion of its future residential mortgage production with servicing rights retained.

       NONPERFORMING ASSETS
       A five-year history of nonperforming assets is presented in Table 8. Nonperforming assets are comprised of nonaccrual, restructured loans and repossessed assets. Although these assets have more than a normal risk of loss, they will not necessarily result in a higher level of losses in the future. Nonperforming assets totaled $35.1 million as of December 31, 1999, a decrease of 17.4% from the year-end 1998 balance of $42.5 million. As a percentage of total assets, nonperforming assets declined to 0.45% at December 31, 1999, from 0.61% at December 31, 1998. The decline resulted from Citizens' continued management of loan portfolio quality, favorable economic conditions and additional charge-offs at F&M from implementing Citizens' charge-off guidelines and credit risk policies after the merger.
       Nonperforming commercial and commercial real estate loans decreased to $18.0 million at year-end 1999 from $19.8 million a year ago. These loans comprised 57.9%, of total nonperforming loans at December 31, 1999, compared with 52.6% in 1998. Citizens' commercial real estate portfolio represents 17.8% of total loans at December 31, 1999 as compared with 15.0% at year 1998. Within this portfolio, nonperforming loans represented 19.6% of total nonperforming loans at December 31, 1999.

Management believes the risk of loss on such nonperforming loans is significantly less than the total principal balance, due to the nature of the underlying collateral. These loans are generally for owner-occupied properties and do not rely on the performance of the real estate market to generate funds for repayment. One to four family residential home loans comprise the majority of the real estate mortgage balance.
       The consumer portfolio is comprised of automobile, personal, marine, home equity and bankcard loans of which automobile and home equity comprise 62.5% of 1999 average balances. At December 31, 1999, consumer loans represented 18.4% of nonperforming loans, down from 26.2% in 1998. A lower delinquency rate on automobile loans and higher charge-offs in the first half of 1999 accounted for most of this decrease.
       Citizens maintains formal policies and procedures to control and monitor credit risk within these portfolios. Based upon present information, management believes the allowance for loan losses is adequate to meet presently known credit risks.
       The level and composition of nonperforming assets are affected by economic conditions in Citizens' local markets. Nonperforming assets, charge-offs and provisions for loan losses tend to decline in a strong economy and increase in a weak economy, potentially impacting Citizens' results. In addition to loans classified as nonperforming, management carefully monitors other credits that are current in terms of principal and interest payments but, in management's opinion, may deteriorate in quality if economic conditions change. As of December 31, 1999, such loans amounted to $18.9 million or 0.3% of total loans compared with $14.5 million or 0.3% of total loans as of December 31, 1998. These loans are primarily commercial and commercial real estate loans made in the normal course of business and do not represent a concentration in any one industry.
       Under Citizens' credit policies and practices, a loan is placed on nonaccrual status when there is doubt regarding collection of principal or interest, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected is reversed and charged against income when the loan is placed on nonaccrual status. A loan is considered impaired when management determines it is probable that all the principal and interest due under the contractual terms of the loans will not be collected. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Citizens maintains a valuation allowance for impaired loans. Interest income on impaired nonaccrual loans is recognized on a cash basis. Interest income on all other impaired loans is recorded on an accrual basis.

--------------------------------------------------------------------------------------------------------------------------
TABLE 8.  NONPERFORMING ASSETS AND PAST DUE LOANS

December 31 (in thousands)                                1999            1998         1997           1996          1995
--------------------------------------------------------------------------------------------------------------------------
NONPERFORMING LOANS(1),(2)
     Nonaccrual
     Less than 30 days past due                          $ 1,661        $ 2,016       $ 5,128       $ 5,555       $ 4,794
     From 30 to 89 days past due                             772          1,641         2,021         1,370           828
     90 or more days past due                             26,498         31,485        28,813        33,025        26,063
                                                         -------        -------       -------       -------       -------
       Total                                              28,931         35,142        35,962        39,950        31,685
     90 days past due and still accruing                   2,139          2,474         3,022         2,773         1,602
     Restructured(1)                                           9            114           446           718         1,208
                                                         -------        -------      --------       -------       -------
       Total nonperforming loans                          31,079         37,730        39,430        43,441        34,495
OTHER REPOSSESSED ASSETS ACQUIRED                          4,039          4,790         4,869         4,996         4,290
                                                         -------        -------      --------       -------       -------
     Total nonperforming assets                          $35,118        $42,520      $ 44,299       $48,437       $38,785
                                                         =======        =======      ========       =======       =======
Nonperforming assets as a percent of total loans
     plus other repossessed assets acquired                 0.59 %         0.81 %        0.87 %        1.07 %        0.98 %
Nonperforming assets as a percent of total assets           0.45           0.61          0.67          0.78          0.66

NONPERFORMING LOANS BY TYPE (3)
     Commercial                                          $18,005        $19,830      $ 23,031       $13,299       $15,592
     Real estate mortgage                                  7,366          8,032         9,487         4,273         2,688
     Consumer                                              5,708          9,868         6,912         4,585         3,286
                                                         -------        -------      --------       -------       -------
       Total                                             $31,079        $37,730      $ 39,430       $22,157       $21,566
                                                         =======        =======      ========       =======       =======
--------------------------------------------------------------------------------------------------------------------------

  (1) Nonperforming loans include loans on which interest is being recognized only upon receipt (nonaccrual), those on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers (restructured), and loans 90 days past due and still accruing.

  (2) Gross interest income that would have been recorded in 1999 for nonaccrual and restructured loans, as of December 31, 1999, assuming interest had been accrued throughout the year in accordance with original terms was $3.383 million. The comparable 1998 and 1997 totals were $3.315 million, and $3.586 million, respectively. Interest collected on these loans and included in income was $1.861 million in 1999, $1.845 million in 1998 and $1.334 million in 1997. Therefore, on a net basis, total income foregone due to these loans was $1.522 million in 1999, $1.470 million in 1998 and $2.252 million in 1997.

  (3) Nonperforming loans by type for F&M were not available in 1996 and 1995 and have, therefore, been excluded.

       Certain of Citizens' nonperforming loans included in Table 8 are considered to be impaired. Citizens measures impairment on all large balance nonaccrual commercial and commercial real estate loans. Certain large balance accruing loans rated substandard or worse are also measured for impairment. Impairment losses are included in the provision for loan losses. The policy does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include certain smaller balance commercial loans, consumer loans, residential real estate loans, and credit card loans, and are not included in the impaired loan data in the following paragraphs.
       At December 31, 1999, loans considered to be impaired totaled $27.5 million of which $18.5 million were on a nonaccrual basis. Included within this amount is $13.1 million of impaired loans for which the related allowance for loan losses is $1.5 million and $14.4 million of impaired loans for which fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1999 was approximately $32.5 million. For the year ended December 31, 1999, Citizens recognized interest income of $1.3 million. Cash collected on nonaccrual impaired loans totaled $1.5 million of which $0.9 million was applied to principal and $0.6 million was recognized using the cash basis method of income recognition.
       At December 31, 1998, loans considered to be impaired totaled $22.8 million of which $13.0 million were on a nonaccrual basis). Included with this amount is $16.4 million of impaired loans for which the related allowance for loan losses is $3.8 million and $6.4 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1998 was approximately $27.5 million. For the year ended December 31, 1998, Citizens recognized interest income of $1.3 million, which included $0.8 million of interest income recognized using the cash basis method of income recognition.
       During 1999, the Corporation's banking subsidiaries received a normally scheduled examination by its governing regulatory agency. There was no material reclassification of assets as nonperforming resulting from these examinations.

---------------------------------------------------------------------------------------------------------------------------
TABLE 9. AVERAGE DEPOSITS
                                                          1999                      1998                      1997
                                                 -----------------------  ----------------------  -------------------------
                                                   AVERAGE    AVERAGE        Average    Average        Average    Average
Year Ended December 31 (in millions)               BALANCE     RATE          Balance     Rate          Balance     Rate
------------------------------------------------------------------------  -------------------------------------------------
Noninterest-bearing demand                      $   904.6       ---        $  829.8       ---        $  757.4       ---
Interest-bearing demand                             578.5      1.55 %         547.4      1.67 %         535.1      1.69 %
Savings                                           1,751.6      2.83         1,635.1      3.08         1,551.0      3.17
Time                                              2,672.0      5.18         2,604.6      5.65         2,515.9      5.69
                                                ---------                  --------                  --------
  Total                                         $ 5,906.7      3.33        $5,616.9      3.68        $5,359.4      3.76
                                                =========                  ========                  ========
---------------------------------------------------------------------------------------------------------------------------

       DEPOSITS
       Average deposit balances and rates for the past three years are summarized in Table 9. Average 1999 deposit balances include the partial-year effect of $442 million in deposits acquired from the Branch Purchase. Total average deposits were 5.2% higher in 1999 as compared with 1998. Deposits increased in all categories with significant increases in noninterest-bearing demand and savings accounts. Average noninterest-bearing demand balances increased 9.0% in 1999 versus the prior year. The increase is due to strong growth from commercial deposit accounts, and to a lesser extent, balances acquired from the Branch Purchase. Saving accounts increased 7.1% in 1999 primarily from significant increases in money market and investment rate savings products. The overall average rate for the deposit portfolio decreased in 1999 to 3.33% from 3.68% in 1998. The decrease was the result of the lower overall interest rate environment in the first half of 1999. As of December 31, 1999, certificates of deposits of $100,000 or more accounted for approximately 11.3% of total deposits. The maturities of these deposits are summarized in Table 10.

-------------------------------------------------------------
TABLE 10. MATURITY OF TIME CERTIFICATES OF
DEPOSIT OF $100,000 OR MORE
                                              December 31,
(in thousands)                                    1999
-------------------------------------------------------------
Three months or less                             $ 340,999
After three but within six months                  139,787
After six but within twelve months                  92,549
After twelve months                                121,980
                                                 ---------
  Total                                          $ 695,315
                                                 =========
-------------------------------------------------------------


       Citizens gathers deposits primarily from the local markets of its banking subsidiaries and has not relied on purchased deposits for any significant funding. Citizens may use brokered deposits as an ancillary source of funding and during 1999, average brokered deposit balances were $14.9 million, compared with $17.7 million in 1998. Citizens will continue to evaluate the use of alternative funding sources such as brokered deposits as funding needs change. Management continues to promote relationship driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.


       BORROWED FUNDS
       Short-term borrowings are comprised primarily of Federal funds purchased, securities sold under agreements to repurchase, FHLB advances and Treasury Tax and Loan notes. Total short-term borrowings averaged $478.9 million in 1999, or 8.4% of total average interest-bearing liabilities, compared with $202.6 million or 3.9% during 1998. The increase primarily reflects increased borrowings at the subsidiary bank level due to higher growth rates in loans and other earning assets than in traditional deposit funding. Additionally, for a four-month period prior to the Branch Purchase transaction, Citizens leveraged its anticipated core deposit growth by utilizing short-term FHLB advances to fund purchases of Federal agency securities prior to the Branch Purchase. Approximately $300 million of these advances matured in October 1999 and were replaced with the new, lower rate core deposits. Additional short-term FHLB advances borrowed in late 1999 were used to support continued loan growth in Citizens' core markets. Long-term debt accounted for $210.3 million, or 3.7%, of average interest-bearing funds during 1999, decreasing slightly from $229.0 million, or 4.4% during 1998. Borrowed funds are expected to remain an important, reliable and cost-effective funding vehicle for Citizens and its subsidiary banks as earning asset growth opportunities are expected to continue to outpace traditional deposit growth.
       A summary of long-term debt balances as of December 31, 1999 and 1998 appears in Note 10 to the Consolidated Financial Statements. Citizens' Parent company maintains a revolving $60.0 million credit facility with an unused commitment of $18.0 million at December 31, 1999. The current facility will mature on September 2, 2000 and is expected to renew for a similar period at that time. The interest rate on the $42 million outstanding at December 31, 1999 reprices daily and is based on the Federal funds rate. The Parent company services the debt's principal and interest payments with dividends from the subsidiary banks. The agreement also requires Citizens to maintain certain financial covenants. Citizens is in full compliance with all debt covenants as of December 31, 1999.


       CAPITAL RESOURCES
       Citizens continues to maintain a strong capital position which supports its current needs and provides a sound foundation to support further expansion. At December 31, 1999, shareholders' equity was $633.7 million, compared with $680.5 million at December 31, 1998. Repurchase of Citizens common stock and unrealized fair value depreciation in the available for sale securities portfolio along with a reduction in net earnings retained after payment of cash dividends led to the decline in stockholders' equity. Book value per common share at December 31, 1999 and 1998 was $13.32 and $14.07, respectively.
       Citizens has consistently maintained regulatory capital ratios at or above the "well-capitalized" standards and all bank subsidiaries of Citizens have sufficient capital to maintain a well capitalized designation. Citizens' capital ratios for the past three years is presented below.

-------------------------------------------------------------------
                Regulatory Minimum
                ------------------
                         "Well                   December 31,
                                      -----------------------------
                Required Capitalized"     1999     1998     1997
-------------------------------------------------------------------
Risk based:
  Tier I capital    4.00%    6.00%       9.22%   11.01%   10.50%
  Total capital     8.00    10.00       10.47    12.26    11.76

Tier I leverage     4.00     5.00        7.21     8.95     8.00
-------------------------------------------------------------------

       During 1999, Citizens maintained two stock repurchase plans. The stock repurchase plan initiated in May 1998 ("Plan I"), allows for the repurchase of up to 600,000 shares for treasury to satisfy Citizens' obligation to issue shares under its existing employee and director stock option plans. As of December 31, 1999, 567,200 shares were repurchased under Plan I. In January 1999, Citizens initiated a second stock repurchase plan ("Plan II") that provided for the repurchase of up to 1,400,000 shares of its common stock for general bank purposes, all of which were repurchased during 1999.
       Citizens declared cash dividends of $0.915 per share in 1999, an increase of 11.6% over 1998 dividends of $0.82 per share. Citizens Banking Corporation or its predecessor, Citizens Commercial & Savings Bank, have paid dividends every year since 1892 except for several years during the depression of the 1930's.



LIQUIDITY AND DEBT CAPACITY
       The liquidity position of Citizens is monitored for both its subsidiaries and its Parent company to ensure that funds are available at a reasonable cost to meet financial commitments, to finance business expansion and to take advantage of unforeseen opportunities. Citizens' subsidiary banks derive liquidity primarily through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. Additionally, Citizens' subsidiary banks have access to market borrowing sources on an unsecured, as well as a collateralized basis, for both short-term and long-term purposes including, but not limited to, the Federal Reserve and Federal Home Loan Banks where the subsidiary banks are members. Another source of liquidity is the ability of Citizens' Parent company to borrow funds on both a short-term and long-term basis. The parent has established borrowing facilities with a group of unaffiliated banks and has used portions of this revolving credit agreement for various corporate purposes.
       During 1999, Citizens continued its strategy to operate at lower levels of on balance sheet liquidity, thereby improving the asset mix, resulting in increased net interest income. Citizens experienced no liquidity or operational problems as a result of its liquidity levels. Management believes that the key to operating at lower levels of balance sheet liquidity is the establishment and subsequent utilization of sufficient sources of liquidity. Proactive management of Citizens' liquidity capacity and generation has increased sources of funds and borrowing capacities enabling Citizens and its subsidiary banks to operate effectively, safely and with improved profitably.
       The subsidiary banks manage liquidity to meet client cash flow needs while maintaining funds available for loan and investment opportunities. As discussed in Note 18 to the Consolidated Financial Statements, the Federal Reserve Bank requires Citizens' banking subsidiaries to maintain certain noninterest-bearing deposits with the Federal Reserve Bank. These balance requirements averaged $45.7 million and $40.3 million during 1999 and 1998, respectively, and were primarily satisfied with cash balances maintained by Citizens' subsidiaries.
       The liquidity of the Parent company is managed to provide funds to pay dividends to shareholders, service debt, invest in subsidiaries and to satisfy other operating requirements. The primary source of liquidity for the Parent company is dividends and returns of investment from its subsidiaries. During 1999, the Parent company received $42.9 million in dividends from subsidiaries and paid $30.0 million in dividends to its shareholders. The amount of dividends to the Parent still allowed the subsidiary banks to maintain sufficient capital to be designated well-capitalized.

As discussed in Note 18 to the Consolidated Financial Statements, approximately $31.7 million was available as of January 1, 2000 for payment to the Parent company as dividends by Citizens' banking subsidiaries without further regulatory approval. Amounts earned by subsidiaries in 2000 will also become available for such dividend payments. Additional amounts may be available for payment subject to regulatory approval.
       Citizens' long-term debt to equity ratio was 20.1% as of December 31, 1999 compared to 33.2% in 1998. Changes in long-term debt during 1999 are discussed in the section titled "Borrowed Funds". Management believes that Citizens has sufficient liquidity and capacity sources to meet presently known cash flow requirements arising from ongoing business transactions.


INTEREST RATE RISK
       Interest rate risk generally arises when the maturity or repricing structure of Citizens' assets and liabilities differ significantly. Asset/liability management, used by Citizens to address such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income, maintain sufficient liquidity and minimize exposure to significant changes in interest rates. This process includes monitoring contractual and expected repricing of assets and liabilities as well as forecasting earnings under different interest rate scenarios and balance sheet structures. Generally, management seeks a structure that insulates net interest income from large swings attributable to changes in market interest rates. Table 11 depicts Citizens' asset/liability static sensitivity ("GAP") as of December 31, 1999 and 1998.
       As shown, Citizens' interest rate risk position at December 31, 1999 is liability sensitive in the less than one year time frame with rate sensitive liabilities exceeding rate sensitive assets by $979.1 million. Application of GAP theory would suggest that with such a position Citizens' net interest income could decline if interest rates rise; i.e., liabilities are likely to reprice faster than assets, resulting in a decrease in net income in a rising rate environment. Conversely, net income should increase in a falling rate environment. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth and the timing of changes in these variables. Management is continually reviewing its interest rate risk position and modifying its strategies based on projections to minimize the impact of future interest rate changes. While traditional GAP analysis does not always incorporate adjustments for the magnitude or timing of non-contractual repricing, Table 11 does incorporate appropriate adjustments as indicated in footnotes 1 and 2 to the table. Because of these and other inherent limitations of any GAP analysis, management utilizes net interest income simulation modeling as its primary tool to evaluate the impact of changes in interest rates and balance sheet strategies. Management uses these simulations to develop strategies that can limit interest rate risk and provide liquidity to meet client loan demand and deposit preferences.


INTEREST RATE SENSITIVITY
       A number of measures are used to monitor and manage interest rate risk, including income simulation and interest sensitivity (GAP) analyses. An income simulation model is management's primary tool used to assess the direction and magnitude of variations in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of financial instruments held for purposes other than trading; changes in market conditions, loan volumes, and pricing; deposit sensitivity; client preferences; and management's financial capital plans. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment and, as a result, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of balance sheet component and interest rate changes and changes in market conditions and management strategies, among other factors.
       Results of the multiple simulations done as of December 31, 1999 suggest that Citizens could expect net interest income to increase by $23.2 million (if asset and liability balances remain static and interest rates gradually decline by 200 basis points over the next twelve months) and, to increase by $3.2 million (if asset and liability balances remain static and interest rates gradually increase by 200 basis points over the next twelve months) from 1999 levels of net interest income. These variances in net interest income were well within Citizens' policy parameters established to manage such risk. Management performed a large number of net interest income simulations using varying balance sheet scenarios and differing interest rate environments. The model results presented herein are intended to illustrate the potential variation in net interest income from the indicated changes in interest rates, and not to project future levels of net interest income. In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including the growth, composition and absolute levels of deposits, loans, and other earning assets and interest bearing liabilities, economic and competitive conditions, client preferences and other factors.

----------------------------------------------------------------------------------------------------------------------------
TABLE 11. INTEREST RATE SENSITIVITY
                                                                                TOTAL
                                             0 - 3      4 - 6      7 - 12      WITHIN       1 - 5       Over
(dollars in millions)                       Months      Months     Months      1 YEAR       Years      5 Years     Total
----------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
    RATE SENSITIVE ASSETS(1)
      Loans and leases                     $1,699.8    $ 355.9    $  549.9    $2,605.6    $2,601.9   $   710.0   $5,917.5
      Investment securities                   106.5       40.1        49.0       195.6       522.3       654.3    1,372.2
      Short-term investments                   88.9        ---         ---        88.9         0.1         ---       89.0
                                           --------    -------    --------    --------    --------   ---------   --------
            Total                          $1,895.2    $ 396.0    $  598.9    $2,890.1    $3,124.3   $ 1,364.3   $7,378.7

    RATE SENSITIVE LIABILITIES
      Deposits (2)                         $1,037.5    $ 689.7    $1,122.4    $2,849.6    $2,036.7   $   276.8   $5,163.1
      Other interest bearing
         liabilities                          937.9       81.3         0.4     1,019.6        14.7        30.1    1,064.4
                                           --------    -------    --------    --------    --------   ---------   --------
            Total                          $1,975.4    $ 771.0    $1,122.8    $3,869.2    $2,051.4   $   306.9   $6,227.5

    Period GAP (3)                         $  (80.2)   $(375.0)   $ (523.9)   $ (979.1)   $1,072.9   $ 1,057.4   $1,151.2
    Cumulative GAP                            (80.2)    (455.2)     (979.1)                   93.8     1,151.2
    Cumulative GAP to
      total assets                            (1.00)%    (5.76)%    (12.39)%    (12.39)%     1.19%       14.57%     14.57%
    Multiple of rate sensitive
      assets to liabilities                    0.96       0.51        0.53        0.75        1.52        4.45       1.18

----------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 1998
    RATE SENSITIVE ASSETS(1)
      Loans and leases                     $1,657.7    $ 343.9     $ 562.3    $2,563.9    $1,958.4    $  742.4   $5,264.7
      Investment securities                   151.7       87.0       149.3       388.0       410.2       325.3    1,123.5
      Short-term investments                  108.6        ---         ---       108.6         ---         ---      108.6
                                           --------    -------     -------    --------    --------    --------   --------
            Total                          $1,918.0    $ 430.9     $ 711.6    $3,060.5    $2,368.6    $1,067.7   $6,496.8
                                           ========    =======     =======    ========    ========    ========   ========

    RATE SENSITIVE LIABILITIES
      Deposits (2)                          $ 920.4    $ 726.1    $1,034.9    $2,681.4    $1,898.4    $  279.1   $4,858.9
      Other interest bearing
         liabilities                          245.9        0.5        65.9       312.3        26.8        72.2      411.3
                                           --------    -------    --------    --------    --------   ---------   --------
            Total                          $1,166.3    $ 726.6    $1,100.8    $2,993.7    $1,925.2    $  351.3   $5,270.2
                                           ========    =======     =======    ========    ========    ========   ========

    Period GAP (3)                          $ 751.7    $(295.7)   $ (389.2)   $   66.8    $  443.4    $  716.4   $1,226.6
    Cumulative GAP                            751.7      456.0        66.8                   510.2     1,226.6
    Cumulative GAP to
      total assets                            10.85%      6.58%       0.96%       0.96%       7.36%      17.70%     17.70%
    Multiple of rate sensitive
      assets to liabilities                    1.64       0.59        0.65        1.02        1.23        3.04       1.23

----------------------------------------------------------------------------------------------------------------------------

 (1) Incorporates prepayment projections for certain assets which may shorten the time frame for repricing or maturity compared to contractual runoff.
 (2) Includes interest bearing savings and demand deposits without contractual maturities of $839 million in the less than one year category and $1.581 billion in the over one year category as of December 31, 1999. The same amounts as of December 31, 1998 were $767 million and $1.538 billion, respectively. This runoff is based on historical trends, which reflects industry standards.
 (3) GAP is the excess of rate sensitive assets (liabilities).

IMPACT OF INFLATION
       Substantially all of the assets and liabilities of a financial institution are monetary. Therefore, inflation generally has a less significant impact on financial institutions than fluctuations in market interest rates. Inflation can lead to accelerated growth in noninterest expenses, which can adversely impact results of operations. Additionally, inflation may impact the rate of deposit growth and necessitate increased growth in equity to maintain a strong capital position. Management believes the most significant impact on financial results is Citizens' ability to respond to changes in interest rates.


OTHER
       RECENT ACCOUNTING PRONOUNCEMENTS
       SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. This statement requires a company to recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow, or foreign currency hedge. The accounting for changes in the fair value of a derivative (i.e., gains and losses) depends on the intended use of the derivative and the resulting designation. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. If Citizens elects to apply hedge accounting, offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability would be recognized in earnings in the same period. Changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. Citizens is also required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Citizens plans to adopt the provision of this Statement, as amended, for its quarterly and annual reporting beginning January 1, 2001. The impact of adopting the provisions of this Statement on Citizens' financial position, results of operations and cash flow subsequent to the effective date is not currently estimable and will depend on the financial position of Citizens and the nature and purpose of any derivative instruments in use at that time.

       IMPACT OF YEAR 2000
       During 1999, management completed the process of preparing for the Year 2000 date change. This process involved identification and remediation of date recognition problems in all computer-based systems, applications and non-information technology systems necessary for continued operations beyond December 31, 1999. It also included working with third parties to address their Year 2000 issues and developing contingency plans to address potential risks in the event of Year 2000 failures. To date, Citizens has successfully managed the transition with all bank systems including over 240 ATMs and more than 220 branch offices operating smoothly.
       Although considered unlikely, unanticipated problems in Citizens core business processes, including problems associated with non-compliant third parties and disruptions to the economy in general, could still occur despite efforts to date to remediate affected systems and develop contingency plans. Management will continue to monitor all business processes, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.
       Cost related to the year 2000 issue were funded by operating cash flows. Through year-end 1999, Citizens incurred total Year 2000 project costs of $3.1 million, which included $2.0 million in capitalized costs for new hardware and software and $1.1 million in costs primarily related to internal and external personnel who worked on the project. Additional costs to be incurred in 2000 for ongoing monitoring and support activities are not expected to be material.


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

------------------------------------------------------------------------------------------------------------------------------------
TABLE 12. SELECTED QUARTERLY INFORMATION
                                                            1999                                               1998
                                        -----------------------------------------------  -------------------------------------------
(in thousands except  per share data)   FOURTH        THIRD       SECOND       FIRST        Fourth      Third       Second    First
---------------------------------------------------------------------------------------  -------------------------------------------
Interest income                      $ 144,531     $ 138,354    $ 130,687   $ 128,835    $ 129,509   $ 131,375   $ 131,105  $130,328
Interest expense                        63,391        59,773       54,402      54,351       55,310      57,433      58,048    58,482
Net interest income                     81,140        78,581       76,285      74,484       74,199      73,942      73,057    71,846
Provision for loan losses               11,422 (2)     4,370        4,812       4,071        4,185       3,867       4,273     4,203
Investment securities gains (losses)    (3,584)(2)        39          301         192          227         191           7        50
Other noninterest income                19,390        19,351       25,180      20,275       18,162      18,574      17,925    16,132
Noninterest expense                     99,303 (2)    59,551       61,416      56,706       54,293      55,730      54,944    53,252
Net income (loss)                       (9,229)(2)    23,425       24,355      23,443       23,859      23,175      22,029    21,219

PER SHARE OF COMMON STOCK(3)
Net income (loss):
     Basic                               (0.19)(2)      0.49         0.50        0.48         0.49        0.48        0.45      0.44
     Diluted                             (0.19)(2)      0.49         0.50        0.47         0.49        0.47        0.45      0.43
Cash dividends declared                  0.235         0.235        0.235        0.21         0.21        0.21        0.21      0.19
Market value:(1)
     High                                29.94         31.25        42.25       36.06        35.38       36.13       37.00     37.13
     Low                                 21.25         25.19        28.63       31.00        26.75       28.00       32.88     27.50
     Close                               22.38         26.13        30.06       36.00        33.75       32.88       33.63     35.69

------------------------------------------------------------------------------------------------------------------------------------

(1) Citizens Banking Corporation common stock is traded on the National Market tier of the Nasdaq stock market (trading symbol: CBCF). At December 31, 1999, there were approximately 15,000 shareholders of the Corporation's common stock.

(2) Fourth quarter 1999 results include after-tax charges of $35.2 million or $0.72 per diluted share. Pre-tax, the charges consist of $40.2 million for F&M Bancorporation merger, purchase of 17 offices of Banc One Corporation, branch reconfigurations and other non-recurring items; $3.6 million for repositioning of the securities portfolio; and $6.8 million for additional loan loss provision at the merged banks.

(3) Per share information reflects a three-for-two stock split effected in the form of a dividend paid to shareholders on November 18, 1997.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH 1997
       Citizens reported net income of $90.3 million, or $1.84 per diluted share, in 1998, compared with $54.9 million, or $1.15 per diluted share, in 1997. Reported net income for 1997 included a special charge of $23.7 million ($17.3 million after tax) for costs associated with Citizens merger with CB Financial Corporation ("CB") and the reorganization Citizens' information technology operations. Excluding this special charge, 1998 net income increased 25.1% or $0.33 per share over 1997 net operating earnings of $72.2 million or $1.51 per share. On this same basis, return on average assets for 1998 was 1.33%, compared with 1.12% in 1997. Overall, the increase in net income in 1998 reflects improvement in net interest income and higher noninterest income, offset in part by higher noninterest expenses and higher income tax expense.
       Net interest income for 1998 was $293.0 million, an increase of 6.6% over 1997 net interest income of $274.9 million. This increase resulted from higher levels of earning assets partially offset by increased interest bearing liabilities. Yields on earning assets decreased to 8.39%, compared with 8.45% in 1997. The decrease resulted from lower yields principally on commercial loans and, to a lesser extent tax-exempt investment securities. Rates paid on funding sources decreased eight basis points to 4.39% due to lower rates paid on all interest-bearing liability categories. As a result, the net interest margin increased to 4.79% in 1998 as compared with 4.74% in 1997.
       The provision for loan losses decreased to $16.5 million in 1998 from $20.5 million in 1997. The decrease in 1998 is due to a higher than normal loan loss provision taken in 1997 by F&M in anticipation of certain nonaccrual loan charge-offs and a decrease in nonperforming assets. Net loan charge-offs to average total loans increased one basis point to 0.30% as compared to 0.29% in 1997. The allowance for loan losses as a percentage of total loans remained unchanged at 1.32%.
       Noninterest income accounted for 12.0% of total operating revenues or 1.0% of average assets in 1998, increasing from 10.5% or 0.9%, respectively, in 1997. Noninterest income increased $12.9 million from 1997 primarily due to growth in trust fees, cash management fees, brokerage and investment fees, mortgage and other loan income, and new title insurance services.
       Excluding the special charge, noninterest expense increased $9.3 million or 4.5% in 1998, from 1997. This increase is primarily due to new data processing and data communication costs and higher training and travel costs resulting from Citizens' information technology partnership with M&I Data Services, entered into in the third quarter of

1997. Income tax expense for 1998 increased 24.0% compared with 1997 (before the special charge). This increase resulted from higher pre-tax operating earnings offset, in part, by slightly higher tax-exempt interest income.
       Citizens had total average assets of $6.793 billion in 1998, up from 1997 average assets of $6.440 billion. Average loans comprise 81.0% of total earning assets in 1998, up from 80.3% in 1997. The growth occurred primarily in the commercial loan and commercial real estate portfolios due to focused sales efforts and a relatively low interest rate environment. Average investment securities, including money market investments, decreased to 19.0% of average earning assets in 1998 from 19.7% in 1997. The decline in investment securities was used to fund loan growth.
       Total average deposits were 4.8% higher in 1998, compared with 1997. Average short-term borrowings, comprised primarily of securities sold under agreements to repurchase, decreased to 3.9% of average interest-bearing funds in 1998, compared to 5.2% in 1997. Long-term debt accounted for $229.0 million or 4.4% of average interest-bearing funds during 1998, increasing from $144.3 million or 2.9% in 1997. The shift from short-term borrowings to long-term debt reflected the attractiveness of long-term financing versus short-term borrowings in a relatively low interest rate environment. Average shareholders' equity was $655.0 million in 1998, a 9.7% increase over the 1997 average of $597.2 million.

-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                                    December 31,
(in thousands, except share amounts)                                                        1999                   1998
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks                                                               $  250,745             $  221,880
  Money market investments:
   Interest-bearing deposits with banks                                                        755                    500
   Federal funds sold                                                                       63,048                 86,048
   Other                                                                                    25,161                 22,046
                                                                                        ----------             ----------
    Total money market investments                                                          88,964                108,594
  Securities available-for-sale (amortized cost $1,399,012 in 1999; $951,305 in 1998)    1,372,186                963,354
  Securities held-to-maturity (fair value $168,419 in 1998)                                    ---                160,132
  Loans:
   Commercial                                                                            2,875,387              2,410,419
   Real estate construction                                                                185,352                149,522
   Real estate mortgage                                                                  1,440,104              1,417,856
   Consumer                                                                              1,416,640              1,286,909
                                                                                        ----------             ----------
    Total loans                                                                          5,917,483              5,264,706
   Less: Allowance for loan losses                                                         (76,397)               (69,740)
                                                                                        ----------             ----------
    Net loans                                                                            5,841,086              5,194,966
  Premises and equipment                                                                   141,460                127,980
  Intangible assets                                                                         97,032                 68,449
  Other assets                                                                             107,884                 85,178
                                                                                        ----------             ----------
    TOTAL ASSETS                                                                        $7,899,357             $6,930,533
                                                                                        ==========             ==========
LIABILITIES
   Noninterest-bearing deposits                                                         $  965,849             $  913,846
   Interest-bearing deposits                                                             5,163,149              4,858,946
                                                                                        ----------             ----------
    Total deposits                                                                       6,128,998              5,772,792
  Federal funds purchased and securities sold
   under agreements to repurchase                                                          276,805                172,183
  Other short-term borrowings                                                              660,474                 12,971
  Other liabilities                                                                         72,307                 65,915
  Long-term debt                                                                           127,104                226,171
                                                                                        ----------             ----------
    Total liabilities                                                                    7,265,688              6,250,032
SHAREHOLDERS' EQUITY
  Preferred stock - no par value:
   Authorized - 5,000,000 shares; Issued - none
  Common stock - no par value:
   Authorized - 100,000,000 shares
   Issued and outstanding - 47,567,809 in 1999; 48,373,307 in 1998                         226,972                276,439
  Retained earnings                                                                        424,140                396,516
  Other accumulated comprehensive income (loss)                                            (17,443)                 7,546
                                                                                        ----------             ----------
    Total shareholders' equity                                                             633,669                680,501
                                                                                        ----------             ----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $7,899,357             $6,930,533
                                                                                        ==========             ==========
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

CITIZENS BANKING CORPORATION AND SUBSIDIARIES
(in thousands, except share amounts)                                    1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                         $463,071     $ 450,178       $426,106
  Interest and dividends on investment securities:
    Taxable                                                            59,081        49,413         52,057
    Nontaxable                                                         17,151        16,944         17,209
  Money market investments                                              3,104         5,782          3,336
                                                                     --------     ---------       --------
      Total interest income                                           542,407       522,317        498,708
INTEREST EXPENSE
  Deposits                                                            196,871       206,608        201,422
  Short-term borrowings                                                23,692         9,806         13,223
  Long-term debt                                                       11,354        12,859          9,206
                                                                     --------     ---------       --------
      Total interest expense                                          231,917       229,273        223,851
                                                                      -------     ---------       --------
NET INTEREST INCOME                                                   310,490       293,044        274,857
Provision for loan losses                                              24,675        16,528         20,511
                                                                     --------     ---------       --------
      Net interest income after provision for loan losses             285,815       276,516        254,346
                                                                     --------     ---------       --------
NONINTEREST INCOME
  Trust fees                                                           21,701        19,627         16,065
  Service charges on deposit accounts                                  21,378        18,803         18,180
  Bankcard fees                                                         9,163         7,899          7,019
  Mortgage and other loan income                                        5,230         7,298          3,594
  Brokerage and investment fees                                         4,325         2,677          2,021
  Cash management services                                              2,556         2,405          1,823
  Investment securities gains (losses)                                 (3,052)          475           (572)
  Equity security gain                                                  5,693           ---            ---
  Premium from sale of deposits                                         1,348           ---            ---
  Other                                                                12,802        12,084         10,267
                                                                     --------     ---------       --------
    Total noninterest income                                           81,144        71,268         58,397
                                                                     --------     ---------       --------
NONINTEREST EXPENSE
  Salaries and employee benefits                                      122,572       115,088        110,240
  Equipment                                                            16,645        17,088         16,259
  Occupancy                                                            15,414        15,074         14,935
  Intangible asset amortization                                         8,363         7,631          6,787
  Bankcard fees                                                         7,477         5,894          5,152
  Stationery and supplies                                               5,674         5,609          5,621
  Postage and delivery                                                  5,985         5,925          5,990
  Advertising and public relations                                      5,223         5,842          5,950
  Data processing fees                                                  9,924         7,943          2,747
  Special charge                                                       40,198           ---         23,734
  Other                                                                39,501        32,125         35,240
                                                                     --------     ---------       --------
    Total noninterest expense                                         276,976       218,219        232,655
                                                                     --------     ---------       --------
INCOME BEFORE INCOME TAXES                                             89,983       129,565         80,088
Income taxes                                                           27,989        39,283         25,197
                                                                     --------     ---------       --------
NET INCOME                                                           $ 61,994     $  90,282       $ 54,891
                                                                     ========     =========       ========
NET INCOME PER SHARE:
  Basic                                                              $   1.29     $    1.86       $   1.17
  Diluted                                                                1.28          1.84           1.15
AVERAGE SHARES OUTSTANDING:
  Basic                                                            48,169,121    48,426,590     47,042,744
  Diluted                                                          48,617,207    49,084,509     47,652,265
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CITIZENS BANKING CORPORATION AND SUBSIDIARIES
                                                                                                        Accumulated
                                                                                                           Other
                                                                        Common          Retained       Comprehensive
(in thousands, except per share amounts)                                 Stock          Earnings       Income (loss)     Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - JANUARY 1, 1997                                             $ 191,314        $ 372,173       $   1,777      $ 565,264

  Net income                                                                              54,891                         54,891
  Net unrealized gain on securities available-for-sale,
    net of tax effect of $2,120                                                                            3,881          3,881
                                                                                                                      ---------
      Total comprehensive income                                                                                         58,772
  Exercise of stock options, net of
    shares purchased                                                      2,189                                           2,189
  Cash dividends - $0.74 per share                                                       (19,286)                       (19,286)
  Cash dividends of pooled company, pre-merger                                            (8,984)                        (8,984)
  Shares acquired for retirement                                             (9)             (82)                           (91)
  Pre-merger transactions of pooled company                              27,445          (14,534)                        12,911
                                                                      ---------        ---------       ---------      ---------
BALANCE - DECEMBER 31, 1997                                             220,939          384,178           5,658        610,775

  Net income                                                                              90,282                         90,282
  Net unrealized gain on securities available-for-sale,
    net of tax effect of $1,266                                                                            1,888          1,888
                                                                                                                      ---------
      Total comprehensive income                                                                                         92,170
  Exercise of stock options, net of
    shares purchased                                                      4,738                                           4,738
  Cash dividends - $0.82 per share                                                       (22,991)                       (22,991)
  Cash dividends of pooled company, pre-merger                                           (12,572)                       (12,572)
  Shares acquired for retirement                                         (8,846)                                         (8,846)
  Pre-merger transactions of pooled company                              59,608          (42,381)                        17,227
                                                                      ---------        ---------       ---------      ---------
BALANCE - DECEMBER 31, 1998                                             276,439          396,516           7,546        680,501

  Net income                                                                              61,994                         61,994
  Net unrealized loss on securities available-for-sale,
    net of tax effect of $13,913                                                                         (24,989)       (24,989)
                                                                                                                      ---------
      Total comprehensive income                                                                                         37,005
  Exercise of stock options, net of
    shares purchased                                                      3,349                                           3,349
  Cash dividends - $0.915 per share                                                      (30,035)                       (30,035)
  Cash dividends of pooled company, pre-merger                                           (11,766)                       (11,766)
  Shares acquired for retirement                                        (53,866)                                        (53,866)
  Pre-merger transactions of pooled company                               1,050            7,431                          8,481
                                                                      ---------        ---------       ---------      ---------
BALANCE - DECEMBER 31, 1999                                           $ 226,972        $ 424,140       $ (17,443)     $ 633,669
                                                                      =========        =========       =========      =========
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES
                                                                                                  YEAR ENDED DECEMBER  31,
(in thousands)                                                                        1999                 1998             1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                      $  61,994             $  90,282         $ 54,891
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses                                                        24,675                16,528           20,511
    Depreciation                                                                     14,148                12,391           12,293
    Amortization of goodwill and other intangibles                                    8,363                 7,631            6,787
    Intangible asset impairment                                                       2,349                   ---            7,570
    Deferred income tax (credit)                                                     (7,953)                1,836           (5,681)
    Net amortization on investment securities                                         2,743                 1,748            1,061
    Investment securities losses (gains)                                              3,052                  (475)             572
    Loans originated for sale                                                      (117,603)             (219,269)         (51,510)
    Proceeds from loan sales                                                        118,477               220,674           51,736
    Equity security gain                                                             (5,693)                  ---              ---
    Premium on sale of branch deposits                                               (1,348)                  ---              ---
    Accrued merger related and other charges                                         17,387                   ---              ---
    Other                                                                            (8,909)              (12,857)          (3,887)
                                                                                  ---------             ---------        ---------
      Net cash provided by operating activities                                     111,682               118,489           94,343
INVESTING ACTIVITIES:
  Net (increase) decrease in money market investments                                28,630               (44,344)          30,784
  Securities available-for-sale:
    Proceeds from sales                                                              85,288                14,114          180,055
    Proceeds from maturities                                                        373,228               468,672          235,627
    Purchases                                                                      (680,123)             (525,299)        (297,132)
  Securities held-to-maturity:
    Proceeds from maturities                                                         25,304                28,330           20,782
    Purchases                                                                       (71,454)              (12,311)         (25,485)
  Net increase in loans and leases                                                 (520,999)             (117,974)        (481,054)
  Net increase in properties and equipment                                          (20,221)              (23,228)          (7,848)
  Proceeds from sale of Magic Line, Inc. stock                                        5,693                   ---              ---
  Acquisitions (net of cash acquired)                                               317,214                (1,066)           5,837
                                                                                  ---------             ---------        ---------
      Net cash used by investing activities                                        (457,440)             (213,106)        (338,434)
FINANCING ACTIVITIES:
  Net increase (decrease) in demand and savings deposits                           (115,749)              228,647           64,785
  Net increase (decrease) in time deposits                                          (70,131)              (89,132)         130,766
  Net increase (decrease) in short-term borrowings                                  751,888               (64,982)           4,644
  Proceeds from issuance of long-term debt                                           58,598               129,256          267,979
  Principal reductions in long-term debt                                           (157,665)              (85,978)        (204,520)
  Cash dividends paid                                                               (41,801)              (35,563)         (28,098)
  Proceeds from stock options exercised                                               3,349                 4,738            2,189
  Shares acquired for retirement                                                    (53,866)               (8,846)             (91)
                                                                                  ---------             ---------        ---------
      Net cash provided by financing activities                                     374,623                78,140          237,654
                                                                                  ---------             ---------        ---------
Net increase (decrease) in cash and due from banks                                   28,865               (16,477)          (6,437)
Cash and due from banks at beginning of period                                      221,880               238,357          244,794
                                                                                  ---------             ---------        ---------
Cash and due from banks at end of period                                          $ 250,745             $ 221,880        $ 238,357
                                                                                  =========             =========        =========
Supplemental Cash Flow Information:
  Interest paid                                                                   $ 233,689             $ 233,443        $ 225,913
  Income taxes paid                                                                  38,444                38,814           30,186
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
                                     Page 25

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
     The accounting and reporting policies of Citizens Banking Corporation ("Citizens") and its subsidiaries conform to generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following describes Citizens' policies:
     CONSOLIDATION: The Consolidated Financial Statements include the accounts of Citizens and its subsidiaries after elimination of all material intercompany transactions and accounts.
     INVESTMENT SECURITIES AND TRADING ACCOUNT ASSETS: Debt and equity securities are classified as held-to-maturity, available-for-sale or trading. Securities classified as held-to-maturity are reported at amortized cost, with those available-for-sale and trading reported at fair value with unrealized gains and losses included in shareholders' equity or other income, respectively. In the event that an investment security is sold, the adjusted cost of the specific security sold is used to compute the applicable gain or loss. At year-end 1999, trading assets totaled $2.4 million. There were no trading assets at December 31, 1998.
     ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at a level considered by management to be adequate to absorb losses inherent in the loan portfolio. Management's evaluation is based on a continuing review of the loan portfolio and includes consideration of actual loss experience, the financial condition of borrowers, the size and composition of the loan portfolio, current economic conditions and other pertinent factors. The allowance is increased by the provision charged to income and recoveries of loans previously charged off and reduced by loans charged off.
     The allowance established for certain impaired loans is determined based on the fair value of the investment measured using either the present value of expected future cash flows discounted at the initial effective interest rate on the loan, the observable market price of the loan, or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when management determines it is probable that all the principal and interest due under the contractual terms of the loan will not be collected.
     PREMISES AND EQUIPMENT: Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally on a straight-line basis and are charged to expense over the lesser of the estimated useful life of the assets or lease term. Maintenance and repairs as well as gains and losses on dispositions are charged to expense as incurred.
     OTHER REAL ESTATE: Other real estate includes properties acquired in satisfaction of a debt. These properties are carried at the lower of cost or fair value, net of estimated costs to sell, based upon current appraised value. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Subsequent valuation adjustments and gains or losses on disposal of these properties are charged to other expenses as incurred.
     INTANGIBLE ASSETS: Goodwill, the excess of cost over the fair value of net identifiable tangible and intangible assets acquired in acquisitions accounted for as purchases, is amortized on a straight-line basis over periods ranging from 10 to 20 years. The carrying amount of goodwill is reviewed for impairment as events or changes in facts and circumstances warrant. Impairment of goodwill is evaluated by geographic region and is based on a comparison of the recorded balance of goodwill to the applicable discounted cash flows over the remaining amortization period of the associated goodwill. To the extent that impairment may exist, the current carrying amount is reduced by the estimated shortfall.
     LOAN SALES AND SERVICING RIGHTS: Gains and losses on the sales of loans are determined using the specific-identification method. When servicing is retained, the servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified by rate in the quarter in which the related loans were sold.
     INCOME TAXES: Citizens and its subsidiaries file a consolidated federal income tax return. Income tax expense is based on income as reported in the Consolidated Statements of Income. When income and expenses are recognized in different periods for tax purposes, applicable deferred taxes are provided in the Consolidated Financial Statements.
     LOAN INTEREST AND FEE INCOME: Interest on loans is generally accrued and credited to income based upon the principal amount outstanding. Loans are placed on nonaccrual status when the collection of principal or interest is considered doubtful, or payment of principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. When these loans (including a loan impaired) are placed on nonaccrual status, all interest previously accrued but unpaid is reversed against current year interest income. Interest payments received on nonaccrual loans are credited to income if future collection of principal is probable. Loans are normally restored to accrual status when interest and principal payments are current and it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met on a timely basis. Loan origination fee income, net of direct origination costs and certain incremental direct costs, is deferred and amortized as a yield adjustment over the estimated term of the related loans by methods that approximate the level yield method.
     NET INCOME PER SHARE: Basic net income per share is based on net income divided by the weighted average number of shares outstanding in each period. Diluted net income per share shows the dilutive effect of additional common shares issuable upon the assumed exercise of stock options granted under Citizens' stock option plans, using the treasury stock method.
     CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.
     RECLASSIFICATIONS: Certain amounts have been reclassified to conform to the current year presentation.


NOTE 2. MERGERS AND ACQUISITION
     On October 8, 1999, Citizens completed the acquisition of seventeen former Bank One offices located in the northern section of Michigan's Lower Peninsula (the "Branch Purchase"). The transaction was accounted for as a purchase; accordingly, the assets acquired and liabilities assumed were recorded at estimated fair value. The Branch Purchase added approximately $88 million in loans and $442 million in deposits. Citizens paid a premium of $36.1 million or 10.13% of certain core deposits. The acquired branches' results of operations have been included in Citizens' consolidated totals from the date of acquisition only.
     On July 1, 1997, Citizens merged with CB Financial Corporation headquartered in Jackson, Michigan. As part of the merger, Citizens issued 6.3 million shares of its common stock for all of the outstanding shares of CB Financial Corporation. On November 1, 1999, Citizens merged with F&M Bancorporation, Inc. ("F&M") headquartered in Kaukauna, Wisconsin. Citizens issued 21.0 million shares of its common stock, based on a fixed exchange ratio of 1.303, for all of the outstanding shares of F&M. These transactions were accounted for as a pooling of interests. All financial data presented have been restated to reflect these combinations. Unaudited details of the results of operations of the previously separate corporations for the periods prior to combinations are as follows:

--------------------------------------------------------------------------------
                           (unaudited)
(in thousands,except     Ten Months Ended     Year Ended December 31,
per share data)          October 31, 1999      1998             1997
--------------------------------------------------------------------------------
Net Interest Income
    Citizens                  $169,351       $197,846        $174,909
    CB Financial (1)                --             --          16,939
    F&M Bancorporation          87,201         95,198          83,009
                              --------       --------        --------
    Combined                  $256,552       $293,044        $274,857
                              ========       ========        ========
Net Income
    Citizens                  $ 48,459       $ 56,785        $ 28,619
    CB Financial (1)                --             --           2,889
    F&M Bancorporation          31,084         33,497          23,383
                              --------       --------        --------
    Combined                  $ 79,543       $ 90,282        $ 54,891
                              ========       ========        ========
Diluted net income per
common share
    Citizens                  $   1.75       $   1.98        $   1.11
    CB Financial (1)                --             --            1.03
    F&M Bancorporation            1.93           2.15            1.58
    Combined                      1.63           1.84            1.15
==================================================================================

(1) Represents the results of operations for the six month period ending June 30, 1997.

NOTE 3. SPECIAL CHARGE
     The following provides details on the Special Charge recorded in 1999 in connection with the F&M merger and other corporate initiatives:


                                                4th Qtr 1999 Charge               Amount Utilized          Reserve
                                    ----------------------------------------  -------------------------    Balance
                                        Merger                      Total                                December 31,
(in thousands)                         Related        Other        Expense        Cash      Non-cash         1999
-----------------------------------------------------------------------------------------------------------------------
Employee benefits and severance     $   7,068.9   $     413.0   $   7,481.9   $     144.0   $     --     $   7,337.9
Contract termination and
  other conversion costs               13,597.8                    13,597.8       4,240.9                    9,356.9
Professional fees                       5,596.2         749.0       6,345.2       5,710.7                      634.5
Facilities and equipment                1,501.5       1,853.4       3,354.9                    3,354.9          --
Goodwill & core deposit
  premium write-downs                   2,075.0         274.1       2,349.1                    2,349.1          --
Equity investment write-down                            519.9         519.9                      519.9          --
Charitable trust                        2,500.0                     2,500.0       2,500.0                       --
Other                                   3,963.8          85.6       4,049.4       2,788.1      1,203.7          57.6
                                    -----------   -----------   -----------   -----------   ----------   -----------
  Total                             $  36,303.2   $   3,895.0   $  40,198.2   $  15,383.7   $  7,427.6   $  17,386.9
                                    ===========   ===========   ===========   ===========   ==========   ===========

     The Special Charge in 1999 consists of $36.3 million ($25.9 million after-tax) in merger-related integration costs and $3.9 million ($2.5 million after-tax) of restructuring and other costs related to separate corporate initiatives and impairment write-offs. As shown above, merger integration costs consisted of personnel-related expenses, transaction costs, contract termination and other conversion costs (primarily recognition of obligations under existing contractual agreements related to system conversions), asset-related write-downs, a write-down of impaired goodwill at an F&M bank, a contribution to Citizens' Charitable Trust for the acquired entities and other transaction related costs. Costs associated with strategic initiatives approved in the fourth quarter of 1999 as well as a write-down of a core deposit premium from a previous acquisition and a loss for an other than temporary decline in the market value of an equity investment makeup the $3.9 million in restructuring and other costs. The strategic initiatives approved in 1999 included realignment of Citizens branch network, including closure of eighteen (18) branches in Michigan and Illinois and transfer of Citizens internal audit and corporate loan review functions to a third party. The remaining reserve balance at December 31, 1999 of $17.4 million is related primarily to severance, employee contracts and contractual obligations under existing agreements and is expected to be utilized in 2000.
     In the third quarter of 1997 a special charge of $23.7 million ($17.3 million after tax) related to the July 1, 1997 merger with CB Financial Corporation and the reorganization of Citizens' information technology operations was recorded. The special charge consisted of $16.1 million of merger related expenses and $7.6 million related to the information technology reorganization. An adjustment of $931,000 was recorded against noninterest expense to eliminate the restructuring liability in 1998. The following presents a summary of the 1997 special charge activity for 1998 and 1997.

-----------------------------------------------------------

                                  Year Ended December 31,
(in thousands)                        1998        1997
-----------------------------------------------------------
Beginning balance                   $ 4,895   $ 23,734
Intangible assets impairment            ---     (7,570)
Premises and equipment writedown       (202)    (2,773)
Cash payments                        (3,762)    (8,496)
Adjustment                             (931)       ---
                                    -------   --------
Balance at December 31              $   ---   $  4,895
                                    =======   ========

===========================================================


NOTE 4. INVESTMENT SECURITIES
     The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow:

---------------------------------------------------------------------------------------------------------------------------------
                                          DECEMBER 31, 1999                                   December 31, 1998
                            -------------------------------------------------   -------------------------------------------------
                                         ESTIMATED      GROSS        GROSS                   Estimated     Gross         Gross
                            AMORTIZED      FAIR      UNREALIZED    UNREALIZED    Amortized     Fair      Unrealized    Unrealized
(in thousands)                 COST        VALUE        GAINS        LOSSES        Cost        Value        Gains        Losses
---------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
  U.S. Treasury             $   35,014   $   34,487   $       12   $      539   $   55,382   $   56,026   $      644   $       --
  Federal agencies:
    Mortgage-backed            657,795      643,219          683       15,259      496,475      497,474        2,800        1,801
    Other                      248,000      242,729           16        5,287      146,092      146,950        1,010          152
  State and municipal          375,866      368,732        2,946       10,080      159,500      164,444        5,094          150
  Mortgage and asset-backed     28,761       28,421           18          358       31,407       31,670          341           78
  Other                         53,576       54,598        1,094           72       62,449       66,790        4,520          179
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total available for sale    $1,399,012   $1,372,186   $    4,769   $   31,595   $  951,305   $  963,354   $   14,409   $    2,360
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

HELD TO MATURITY:
  State and municipal       $       --   $       --   $       --   $       --   $  160,132   $  168,419   $    8,291   $        4
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
=================================================================================================================================

     The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 1999 are shown below.

-----------------------------------------------------------
                                               Estimated
                               Amortized          Fair
 (in thousands)                   Cost           Value
-----------------------------------------------------------
Due within one year           $    35,537     $    35,765
One to five years                 232,407         229,361
Five to ten years                 237,613         234,967
After ten years                   156,430         149,073
                              -----------     -----------
                                  661,987         649,166
Equity securities                  50,469          51,380
Mortgage and asset-backed
 securities                       686,556         671,640
                              -----------     -----------
 Total                        $ 1,399,012     $ 1,372,186
                              ===========     ===========
===========================================================

     Sales of investment securities resulted in realized gains and losses as follows:

------------------------------------------------------------
                                  Year Ended December 31,
(in thousands)                  1999        1998      1997
------------------------------------------------------------
Securities gains              $    561      $ 504    $  326
Securities losses               (3,613)       (29)     (898)
                              --------      -----    ------
Net gain (loss)               $ (3,052)     $ 475    $ (572)
                              ========      =====    ======
=============================================================


     Securities with amortized cost of $717.2 million at December 31, 1999, and $320.2 million at December 31, 1998, were pledged to secure public deposits, repurchase agreements, and other liabilities. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders' equity at December 31, 1999 or 1998.
     In December 1999, in order to provide for more effective asset/liability management, the entire held to maturity securities portfolio of F&M was transferred to available for sale. The held to maturity portfolio had an amortized cost of $208.3 million and fair value of $204.7 million at the date of transfer. The unrealized loss of $3.6 million is included, net of tax, in accumulated other comprehensive income.
     The Financial Accounting Standards Board Statement No. 133, as amended by SFAS No. 137, establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. This statement requires a company to recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. Citizens plans to adopt this statement as amended effective January 1, 2001. The impact of adopting the provisions of this Statement on Citizens' financial position, results of operations and cash flow subsequent to the effective date is not currently estimable and will depend on the financial position of Citizens and the nature and purpose of the derivative instruments in use at that time.


NOTE 5. LOANS AND NONPERFORMING ASSETS
     With the merger of F&M on November 1, 1999, Citizens now extends credit within the five midwestern states of Michigan, Wisconsin, Illinois, Iowa, and Minnesota. In Michigan the primary market area includes most parts of the Lower Peninsula. In Wisconsin the primary market area is the Fox Valley region extending from Green Bay to Appleton to Oshkosh as well as northeastern and southwestern Wisconsin. Other primary market areas are central Iowa; the western suburban market of Chicago, Illinois; and Dundas, Minnesota. Citizens seeks to limit its credit risk by establishing guidelines to review its aggregate outstanding commitments and loans to particular borrowers, industries and geographic areas. Collateral is secured based on the nature of the credit and management's credit assessment of the customer.
       Citizens' loan portfolio is widely diversified by borrowers with no concentration within a single industry that exceeds 10% of total loans. Citizens has no loans to foreign countries and generally does not participate in large national loan syndications or highly leveraged transactions. Most of Citizens' commercial real estate loans consist of mortgages on owner-occupied properties. Those borrowers are involved in business activities other than real estate, and the sources of repayment are not dependent on the performance of the real estate market.
     A summary of nonperforming assets follows:

------------------------------------------------------------
                                            December 31,
(in thousands)                            1999       1998
------------------------------------------------------------
Nonperforming loans:
 Nonaccrual                              $ 28,931   $ 35,142
 Loans 90 days past due (still accruing)    2,139      2,474
 Restructured                                   9        114
                                         --------   --------
  Total nonperforming loans                31,079     37,730
Other real estate                           3,040      3,751
Other assets acquired by repossession         999      1,039
                                         --------   --------
  Total nonperforming assets             $ 35,118   $ 42,520
                                         ========   ========
============================================================

     The effect of nonperforming loans on interest income follows:

-------------------------------------------------------------
                                  Year Ended December 31,
(in thousands)                      1999    1998     1997
-------------------------------------------------------------
Interest income:
At original contract rates        $ 3,383  $ 3,315  $ 3,586
As actually recognized              1,861    1,845    1,334
                                  -------  -------  -------
Interest foregone                 $ 1,522  $ 1,470  $ 2,252
                                  =======  =======  =======
=============================================================

     There are no significant commitments outstanding to lend additional funds to clients whose loans were classified as nonaccrual or restructured at December 31, 1999.
     At December 31, 1999, loans considered to be impaired totaled $27.5 million of which $18.5 million were on a nonaccrual basis. Included within this amount is $13.1 million of impaired loans for which the related allowance for loan losses is $1.5 million and $14.4 million of impaired loans for which fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1999 was approximately $32.5 million. For the year ended December 31, 1999, Citizens recognized interest income of $1.3 million. Cash collected on nonaccrual impaired loans totaled $1.5 million of which $0.9 million was applied to principal and $0.6 million was recognized using the cash basis method of income recognition.
     At December 31, 1998, loans considered to be impaired totaled $22.8 million of which $13.0 million were on a nonaccrual basis. Included with this amount is $16.4 million of impaired loans for which the related allowance for loan losses is $3.8 million and $6.4 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 1998 was approximately $27.5 million. For the year ended December 31, 1998, Citizens recognized interest income of $1.3 million, which included $0.8 million of interest income recognized using the cash basis method of income recognition.
     Certain directors and executive officers of Citizens and its significant subsidiaries, including their families and entities in which they have 10% or more ownership, were clients of the banking subsidiaries. Total loans to these clients aggregated $20.0 million and $25.3 million at December 31, 1999 and 1998, respectively. During 1999, new loans of $7.0 million were made and repayments totaled $12.3 million. Substantially all such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unrelated parties and did not involve more than normal risk of collectibility.
     The consolidated financial statements do not include loans serviced for others, which totaled $374.8 million and $285.7 million at December 31, 1999 and 1998, respectively. There was no impairment of mortgage servicing rights, and the carrying value of mortgage servicing rights approximates the fair market value at December 31, 1999 and 1998.
     Changes in originated mortgage servicing rights for the years ended December 31 were as follows:

-----------------------------------------------------------
(in thousands)                            1999      1998
-----------------------------------------------------------
Balance - January 1                      $ 2,603   $   731
   Mortgage servicing rights capitalized   1,468     2,592
   Amortization                             (736)     (720)
                                         -------   -------
Balance - December 31                    $ 3,335   $ 2,603
                                         =======   =======
===========================================================


NOTE 6. ALLOWANCE FOR LOAN LOSSES

     A summary of changes in the allowance for loan losses follows:

-------------------------------------------------------------
(in thousands)                  1999      1998       1997
-------------------------------------------------------------
Balance - January 1            $ 69,740  $ 67,010   $ 59,029
  Allowance of acquired banks
   and branches                   2,400     1,745      1,329
Provision for loan losses        24,675    16,528     20,511
Charge-offs                     (26,862)  (19,795)   (18,480)
Recoveries                        6,444     4,252      4,621
                               --------  --------   --------
   Net charge-offs              (20,418)  (15,543)   (13,859)
                               --------  --------   --------
Balance - December 31          $ 76,397  $ 69,740   $ 67,010
                               ========  ========   ========
=============================================================



NOTE 7. PREMISES AND EQUIPMENT
     A summary of premises and equipment follows:

-------------------------------------------------------------
                                            December 31,
(in thousands)                            1999        1998
-------------------------------------------------------------
Land                                   $  21,433    $ 19,415
Buildings                                140,126     131,588
Leasehold improvements                     6,111       5,362
Furniture and equipment                  125,333     115,891
                                       ---------    --------
                                         293,003     272,256
Accumulated depreciation
 and amortization                       (151,543)   (144,276)
                                       ---------    --------
Total                                  $ 141,460    $127,980
                                       =========    ========
=============================================================

     Certain branch facilities and equipment are leased under various operating leases. Total rental expense, including expenses related to these operating leases, was $4.1 million in 1999, $4.7 million in 1998 and $3.8 million in 1997. Future minimum rental commitments under non-cancelable operating leases are as follows at December 31, 1999: $3.1 million in 2000, $2.2 million in 2001, $1.9 million in 2002, $1.6 million in 2003, $0.3 million in 2004, and $1.1 million after 2004.

NOTE 8. DEPOSITS
     A summary of deposits follows:

------------------------------------------------------------
                                         December 31,
(in thousands)                         1999          1998
------------------------------------------------------------
Noninterest-bearing demand          $   965,849   $  913,846
Interest-bearing demand                 609,578      598,149
Savings                               1,811,142    1,705,552
Time deposits over $100,000             695,315      616,907
Other time deposits                   2,047,114    1,938,338
                                    -----------   ----------
  Total                             $ 6,128,998   $5,772,792
                                    ===========   ==========
============================================================


     Excluded from total deposits are demand deposit account overdrafts, which have been reclassified as loans. At December 31, 1999 and 1998, these overdrafts totaled $6.1 million and $4.7 million, respectively. Time deposits with remaining maturities of one year or more are $732.1 million at December 31, 1999. The maturities of these time deposits are as follows: $349.8 million in 2001, $149.7 million in 2002, $110.8 million in 2003, $96.8 million in 2004 and
$25.0 million after 2004.


NOTE 9. SHORT-TERM BORROWINGS
     Short-term borrowings consist of Federal funds purchased and securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") borrowings, other bank borrowings, and demand notes to the U.S. Treasury. Federal funds purchased are overnight borrowings from other financial institutions. Securities sold under agreements to repurchase are secured transactions done principally with clients and generally mature within thirty days.
     Citizens' Parent company maintains a short-term line of credit with three banks totaling $60 million. The interest rate on the outstanding balance of $42 million at December 31, 1999 reprices daily and is based upon the Federal funds rate. Interest is payable monthly and the remaining principal is due in September 2000. The Parent company services the debt's principal and interest payments with dividends from the subsidiary banks. The agreement also requires Citizens to maintain certain financial covenants. Citizens is in full compliance with all debt covenants as of December 31, 1999.

       Information relating to federal funds purchased and securities sold under agreements to repurchase follows:

----------------------------------------------------------------
(in thousands)             1999         1998         1997
----------------------------------------------------------------
At December 31:
  Balance                  $  276,805     $172,183     $216,483
  Weighted average
    interest rate paid           5.20%        4.14%        5.64%
During the year:
  Maximum outstanding
    at any month-end       $  326,339     $233,684     $331,419
  Daily average               256,718     $179,147      225,925
  Weighted average
    interest rate paid           4.74%        4.78%        5.04%
================================================================

     In 1999 a significant amount of short-term borrowings also consisted of FHLB advances and lines of credit to subsidiary banks. Information relating to short-term FHLB borrowings follows:

------------------------------------
(in thousands)             1999 (1)
------------------------------------
At December 31:
  Balance                  $555,874
  Weighted average
   interest rate paid          5.34%
During the year:
  Maximum outstanding
   at any month-end        $555,874
  Daily average             196,055
  Weighted average
   interest rate paid          5.26%
====================================

(1) Prior year amounts were immaterial.

NOTE 10. LONG-TERM DEBT
     A summary of long-term debt follows:

---------------------------------------------------------
                                        December 31,
(in thousands)                        1999       1998
---------------------------------------------------------
CITIZENS (PARENT ONLY):
  Revolving credit facility         $    ---   $  13,000
                                    --------   ---------
   Total                                 ---      13,000
SUBSIDIARIES:
  FHLB Notes                         126,854     212,784
  Other                                  250         387
                                    --------   ---------
   Total                             127,104     213,171
                                    --------   ---------
Total long-term debt                $127,104   $ 226,171
                                    ========   =========
=========================================================

     Long-term advances from the FHLB are at fixed and variable rates ranging from 4.90% to 7.73% and have maturities ranging from three to fifteen years. Interest is paid monthly. At December 31, 1999, qualifying mortgage loans of $1.330 billion and FHLB stock collateralized long and short-term advances from the FHLB.

     Maturities of long-term debt during the next five years follow:

-------------------------------------------------------
(in thousands)
-------------------------------------------------------
2000                                           $  3,131
2001                                             25,236
2002                                             25,542
2003                                              1,548
2004                                              2,256
Over 5 Years                                     69,391
                                               --------
  Total                                        $127,104
                                               ========
=======================================================




NOTE 11. EMPLOYEE BENEFIT PLANS
     PENSION AND POSTRETIREMENT BENEFITS: Citizens has a noncontributory, defined benefit pension plan covering substantially all non-F&M employees. Retirement benefits are based on the employee's length of service and salary levels. Actuarially determined pension costs are charged to current operations. Additionally, Citizens maintains defined benefit plans sponsored by two subsidiary banks of F&M (the "F&M Plans") covering substantially all of the employees of these banks. The participants in these F&M Plans do not accrue any additional benefit for service. The funding policy for all plans is to contribute annually an amount sufficient to meet or exceed the minimum funding requirements of applicable laws and regulations, plus such additional amounts as Citizens deems appropriate up to that allowable by federal tax regulations.
     Nonqualified supplemental benefit plans for certain key employees are also maintained and are being provided for by charges to earnings sufficient to meet the projected benefit obligation. The defined pension benefits provided under these plans are unfunded and any payments to plan participants are made by Citizens.
     Citizens also sponsors a postretirement benefit plan offering medical and life insurance benefits. The plan, as amended, is available to full-time employees who retire at normal retirement age, were age 50 prior to January 1, 1993 and have at least 15 years of credited service under Citizens' defined benefit pension plan. The medical portion of the plan is contributory to the participants. The life insurance coverage is noncontributory and provided on a reducing basis for 5 years. Those retired prior to January 1, 1993 receive benefits provided by the plan prior to its amendment. That plan included dental care, had some contribution requirements, and has less restrictive eligibility requirements.
     The following table shows the benefit obligation, plan assets, funded status, amounts recognized in the consolidated balance sheets and lists the assumption used in determining the actuarial present value of the benefit obligation for all plans except the F&M Plans, which are separately presented.


------------------------------------------------------------------------------------
                                                               Other Post-
                                      Pension                   Retirement
                                     Benefits                    Benefits
                              ------------------------ -----------------------------
(in thousands)                   1999        1998          1999          1998
------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year           $ 56,793    $ 52,417     $     ---       $     ---
Actual return on plan assets        8,967       6,554           ---             ---
Employer contribution                 234         214         1,052             920
Participant contribution                          ---           135              83
Expenses paid                         (89)        (99)          ---             ---
Benefits paid                      (2,258)     (2,293)       (1,187)         (1,003)
                                 --------    --------     ---------       ---------
Fair value of plan assets
  at end of year                   63,647      56,793           ---             ---
                                 --------    --------     ---------       ---------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at beginning of year             49,464      43,337        13,231          13,513
Service cost                        2,304       2,023            12              16
Interest cost                       3,504       3,259           919             936
Participant contribution              ---         ---           135              83
Actuarial (gains) losses           (5,084)      3,138         1,313            (122)
Curtailment gain                      (84)        ---           ---             ---
Plan amendment                        ---         ---           ---            (192)
Benefits paid                      (2,258)     (2,293)       (1,187)         (1,003)
                                 --------    --------     ---------       ---------
Benefit obligation
  at end of year                   47,846      49,464        14,423          13,231
                                 --------    --------     ---------       ---------
RECONCILIATION OF FUNDED STATUS
Funded status of the plans         15,801       7,329       (14,423)        (13,231)
Unrecognized:
  Net asset at transition -
    recognized over 16 yrs.          (329)       (537)          ---             ---
  Prior service cost                  463         436          (426)           (886)
  Net actuarial gain              (19,634)    (11,023)         (515)         (1,885)
                                 --------    --------     ---------       ---------
Accrued benefit cost
  recognized in the
  consolidated balance
  sheets                         $ (3,699)   $ (3,795)    $ (15,364)      $ (16,002)
                                 ========    ========     =========       =========
====================================================================================

WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
Discount rate                        8.00%       7.25%         8.00%           7.25%
Rate of compensation
  increase                             (1)         (1)           (1)             (1)
Expected return on
  plan assets                        9.75        9.75           ---             ---

====================================================================================

(1) Scaled by age of plan participant - 9.00% at age 24 or under declining to 4.00% at age 50 or older.

     The accrued pension benefit cost shown above includes the pension liabilities for plans where accumulated plan benefits exceed assets. The projected benefit obligation and accumulated benefit obligation for these supplemental benefit plans were approximately $3.1 and $2.9 million, respectively, as of December 31, 1999 and $3.2 and $3.0 million, respectively, as of December 31, 1998.
     Plan assets of the defined benefit pension plan consisted primarily of mutual and money market funds, and listed bonds and equity securities, including $467,000 and $704,000 of Citizens common stock at December 31, 1999 and 1998, respectively.
     The following table shows the benefit obligations, plan assets, funded status and amounts recognized in Citizens' consolidated balance sheets for the F&M Plans.

------------------------------------------------------------------
                                   F&M Bank         BancSecurity
                                Waushara County      Corporation
                               -----------------  -----------------
(in thousands)                   1999     1998       1999    1998
------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year          $1,330   $1,398     $6,900  $6,629
Actual return on plan assets        74       67        322     505
Employer contribution               99      116        ---     ---
Benefits paid                     (124)    (251)      (341)   (234)
                                ------   ------     ------  ------
Fair value of plan assets
  at end of year                 1,379    1,330      6,881   6,900
                                ------   ------     ------  ------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at beginning of year           2,048    2,109      6,924   6,754
Service cost                       ---      ---        ---     354
Interest cost                      119      126        395     509
Actuarial (gains) losses          (509)      64     (1,891)   (459)
Benefits paid                     (124)    (251)      (341)   (234)
                                ------   ------     ------  ------
Benefit obligation
  at end of year                 1,534    2,048      5,087   6,924
                                ------   ------     ------  ------
RECONCILIATION OF FUNDED STATUS
Funded status of the plans        (155)    (718)     1,794     (24)
Unrecognized:
  Net asset at transition          ---      ---        (53)    (63)
  Prior service cost               ---      ---         62      71
  Net actuarial gain              (328)     158     (1,579)     63
                                ------   ------     ------  ------
Accrued benefit cost
  recognized in the
  consolidated balance
  sheets                        $ (483)  $ (560)    $  224  $   47
                                ======   ======     ======  ======
==================================================================


     The assumption used in determining the actuarial present value of the benefit obligations for the F&M Plans follow:

----------------------------------------------------------------------------------
                                 F&M Bank                      BancSecurity
                             Waushara County                   Corporation
                       --------------------------      ---------------------------
                          1999     1998   1997           1999      1998   1997
                       --------------------------      ---------------------------
WEIGHTED-AVERAGE
  ASSUMPTIONS
  DECEMBER 31
Discount rate              8.00%   6.00%   6.00%         8.00%     5.90%  7.30%
Rate of compensation
  increase                 0.00%   0.00%   0.00%         0.00%     0.00%  0.00%
Expected return on
  plan assets              9.75    7.50    7.50          9.75      8.50   8.50

==================================================================================


     Plan assets of these defined benefit pension plans consisted primarily of mutual and money market funds, and listed bonds and equity securities. Citizens plans to transfer the assets of these plans into a new cash balance defined benefit plan to be established, effective January 1, 2000, for the employees of F&M.
     The components of net periodic benefit cost charged to operations each year for all plans follow:

--------------------------------------------------------------------
                                       Year Ended December 31,
                                    --------------------------------
(in thousands)                         1999      1998       1997
--------------------------------------------------------------------
DEFINED BENEFIT PENSION PLANS
  Service cost                        $2,304   $ 2,377     $ 2,351
  Interest cost                        4,018     3,894       3,598
  Expected return on plan assets      (5,554)   (4,894)     (4,458)
  Amortization of unrecognized:
  Net transition asset                  (218)     (174)       (174)
  Prior service cost                     114       117         135
  Net actuarial gain                    (464)     (195)       (212)
                                      ------   -------     -------
    Net pension cost                     200     1,125       1,240
                                      ------   -------     -------
POSTRETIREMENT BENEFIT PLANS
  Service cost                            12        16          40
  Interest cost                          919       936         995
  Amortization of unrecognized:
  Prior service cost                    (460)     (460)       (438)
  Net actuarial gain                     (57)      (62)       (127)
                                      ------   -------     -------
    Net postretirement benefit cost      414       430         470
DEFINED CONTRIBUTION RETIREMENT
AND 401(K) PLANS
  Employer contributions               4,662     3,894       3,563
                                      ------   -------     -------
  Total periodic benefit cost         $5,276   $ 5,449     $ 5,273
                                      ======   =======     =======
====================================================================

     In the third quarter of 1999, Citizens adopted an alternative market-related value methodology for pension plan assets to better reflect plan asset earnings, a component of pension expense, in 1999 and future years. The change reduced 1999 annual pension expense by approximately $556,000.
     Prior service pension costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans. For the postretirement benefit plans, Citizens assumed a 6% weighted-average annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) for 1999, decreasing 1% annually to 5% by the year 2000, after which the costs would remain level. This assumption can have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

-------------------------------------------------------------
                               One Percentage  One Percentage
(in thousands)                 Point Increase  Point Decrease
-------------------------------------------------------------
Effect on total of service and
  interest cost components       $    88       $    (76)
Effect on the postretirement
  benefit obligation               1,227         (1,127)
------------------------------------------------------------


     DEFINED CONTRIBUTION SAVINGS AND RETIREMENT PLANS: Substantially all employees are eligible to contribute a portion of their pre-tax salary to a defined contribution 401(k) savings plan. Under the plan, employee contributions are partially matched by Citizens. The employer matching contribution is 75 percent of the first 6% (100 percent of the first 3% plus 50 percent of the next 3%) of each eligible employee's qualifying salary contributed to the plan. In addition, one third of these matching contributions are used to fund a postretirement medical savings account established within the plan for each contributing employee. Plan assets from a defined contribution 401(k) savings plan and an Employee Stock Ownership Plan ("ESOP") maintained by F&M and one of its subsidiaries prior to the merger are expected to be transferred into Citizens' plan during 2000. Employer matching contributions for the F&M 401(k) savings plan were based on the company's return on equity and incorporated a discretionary profit-sharing contribution. The assets of the ESOP plan are frozen and include 181,411 shares of Citizens' stock at year-end 1999.


NOTE 12. INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of Citizens' deferred tax assets and liabilities as of December 31, 1999 and 1998 follow:

------------------------------------------------------------
(in thousands)                              1999      1998
------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses               $27,771   $24,933
   Accrued merger related charges            6,321       ---
   Accrued postemployment
     benefits other than pensions            5,589     5,601
   Net unrealized losses on securities       9,412       ---
   Other deferred tax assets                 6,465     7,201
                                           -------   -------
     Deferred tax assets                    55,558    37,735
                                           -------   -------
Deferred tax liabilities:
   Tax over book depreciation                3,893     4,037
   Acquisition premium on loans              3,684     3,753
   Net unrealized gains on securities          ---     4,501
   Other deferred tax liabilities            3,448     2,777
                                           -------   -------
     Deferred tax liabilities               11,025    15,068
                                           -------   -------
     Net deferred tax assets               $44,533   $22,667
                                           =======   =======
============================================================


     Income tax expense consists of the following:

------------------------------------------------------------

                                Year Ended December 31,
(in thousands)                 1999       1998      1997
------------------------------------------------------------
Current tax expense:
  Federal                     $ 33,870   $ 35,021  $ 28,559
  State                          2,072      2,426     2,319
                              --------   --------  --------
Total current tax expense       35,942     37,447    30,878
Deferred tax expense (credit)   (7,953)     1,836    (5,681)
                              --------   --------  --------
Total income tax expense      $ 27,989   $ 39,283  $ 25,197
                              ========   ========  ========
============================================================


     A reconciliation of income tax expense to the amount computed by applying the federal statutory rate of 35% to income before income taxes follows:

------------------------------------------------------------
                                Year Ended December 31,
(in thousands)                 1999        1998      1997
------------------------------------------------------------
Tax at federal statutory rate
    applied to income before
    income taxes              $ 31,494   $ 45,348  $ 28,031
Increase (decrease) in taxes
    resulting from:
      Tax-exempt interest       (7,230)    (6,703)   (6,545)
      Other                      3,725        638     3,711
                              --------   --------  --------
    Total income tax expense  $ 27,989   $ 39,283  $ 25,197
                              ========   ========  ========
============================================================

NOTE 13. EARNINGS PER SHARE
     A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations follows:

-----------------------------------------------------------------------------

                                             Year Ended December 31,
(in thousands)                         1999          1998           1997
-----------------------------------------------------------------------------
Numerator:
  Numerator for basic and
    dilutive earnings per share --
    net income available to
    common shareholders               $ 61,994     $ 90,282        $ 54,891
                                      ========     ========        ========
Denominator:
  Denominator for basic
    earnings per share --
    weighted average shares             48,169       48,427          47,043
  Effect of dilutive
    securities - potential
    conversion of employee
    stock options                          448          658             609
                                      --------     --------        --------
  Denominator for diluted
    earnings per share --
    adjusted weighted-average
    shares and assumed                  48,617       49,085          47,652
                                      ========     ========        ========
Basic earnings per share              $   1.29     $   1.86        $   1.17
                                      ========     ========        ========
Diluted earnings per share            $   1.28     $   1.84        $   1.15
                                      ========     ========        ========
=============================================================================


     All employee stock options were dilutive except for options granted in 1998 and 1999. See Note 14 for additional disclosures regarding employee stock options.

NOTE 14. SHAREHOLDERS' EQUITY
     SHAREHOLDERS' RIGHTS PLAN: Citizens' Shareholders' Rights Plan is designed to provide certain assurances that all shareholders are treated fairly in connection with certain types of business transactions involving an attempt to acquire controlling interest in Citizens. Under the plan, one right attaches to each outstanding share of common stock and, adjusted for stock splits, represents the right to purchase from Citizens one-third of 1/100th of a share of a new series of preferred stock at a price of $25.00. The rights become exercisable only if a person or group without Board approval acquires or announces an intention to acquire 15% or more of Citizens' outstanding common stock. Upon the occurrence of such an event, each right entitles the holder (other than the acquirer) to purchase one share of common stock of Citizens or the surviving company at 50% of the market price. These rights are redeemable by the Board for one-third of $0.01 per right and expire July 20, 2000. The rights will cause substantial dilution to a person or entity attempting to acquire Citizens without conditioning the offer on the rights being redeemed by the Board.
     STOCK REPURCHASE PLANS: Citizens initiated a stock repurchase program in May 1998. This program authorizes Citizens to purchase up to 600,000 shares for treasury in satisfaction of its obligation to issue shares upon the exercise of stock options. A second program to purchase up to 1,400,000 shares was initiated in January 1999 and completed in 1999. During the year, a total of 1,757,900 shares were purchased under both plans at an average price of $30.61. As of December 31, 1999, there were 32,800 shares to be purchased under the May 1998 program. The treasury shares have been accorded the accounting treatment as if retired.
     STOCK OPTION PLAN: Citizens' stock option plan, as amended and restated in April 1997, authorizes the granting of incentive and nonqualified stock options, tandem stock appreciation rights, restricted stock and performance share grants to key employees. Aggregate grants under the plan may not exceed 3,000,000 shares within any six-year period and are limited annually to 3% of Citizens' outstanding common stock as of the first day of the year, plus any unused shares that first become available for grants in the prior year. The exercise price of all options granted under the plan is equal to the market price of Citizens' stock on the date of grant.
     During 1997, replacement options were granted under certain circumstances upon exercise of a nonqualified stock option by payment of the exercise price with shares of Citizens' common stock. A replacement option provided the employee with a new option to purchase the number of shares surrendered at an option price equal to the fair market value of Citizens' common stock on the date the underlying nonqualified stock option was exercised. No replacement options have been granted since May 1997. In 1997, shares totaling 167,705 were surrendered by employees for payment to Citizens for stock option exercises for which an equal number of replacement options were granted.
     Options may be granted until January 16, 2002 and expire ten years from the date of grant. Options granted since April 1992 are exercisable subject to a predetermined vesting schedule based on achievement of certain return on average asset or earnings per share targets. At December 31, 1999, options outstanding under the plan totaled 2,034,116 shares of which 472,182 shares were not exercisable subject to future achievement of the performance targets. These options become exercisable after five years if the performance targets are not met. Canceled or expired options become available for future grants.
     Citizens also maintains a stock option plan for its directors. Under this plan, each non-employee director of Citizens immediately following an annual meeting of shareholders receives an automatic option grant of 1,500 shares. Options outstanding under the plan totaled 94,500 shares as of December 31, 1999. Other options of Citizens include those granted by F&M to its directors and key employees that were converted into Citizens' options at the time of the merger. At year-end 1999, 137,881 shares of these options were outstanding.

       Citizens has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options as permitted by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation." Under APB 25, no compensation expense is recognized by Citizens because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.
       Statement 123 requires certain pro forma disclosures regarding net income and earnings per share as if Citizens had accounted for its stock options under the fair value method of that statement. The following table provides these disclosures along with significant assumptions used to estimate the fair value of these options:

------------------------------------------------------------------
                                       1999     1998      1997
------------------------------------------------------------------
Pro forma amounts:
  Net income (in thousands)         $60,590  $89,257     $53,955
  Net income per share:
    Basic                              1.26     1.84        1.15
    Diluted                            1.25     1.82        1.13
Assumptions:
  Dividend yield                       3.0%     3.0%        3.5%
  Expected volatility                 19.5%    18.7%       17.0%
  Risk-free interest rate             5.59%    5.72%  5.46-6.57%
  Expected lives                      5 yrs.   5 yrs.  1 - 5 yrs.
==================================================================



       A summary of stock option transactions under the plans for 1999, 1998 and 1997 follows:

--------------------------------------------------------------------------------

                                                              Options                              Option Price
                                                   ------------------------------       -------------------------------
                                                     Available                              Per Share
                                                     for Grant       Outstanding              Range            Average
-----------------------------------------------------------------------------------------------------------------------
January 1, 1997                                        764,955         1,963,190          $5.400-20.583         $14.85
  Authorized                                           251,401               ---                    ---            ---
  Granted                                             (616,527)          616,527          18.710-22.000          21.53
  Exercised                                                ---          (503,373)          5.400-20.753          14.84
  Canceled                                              13,938           (13,938)         17.333-19.583          18.70
                                                     ---------         ---------          -------------         ------
December 31, 1997                                      413,767         2,062,406           5.400-22.000          16.82
  Authorized                                           810,872               ---                    ---            ---
  Granted                                             (388,329)          388,329          27.510-36.313          34.77
  Exercised                                                ---          (313,182)          5.400-21.833          14.91
  Canceled                                               9,092            (9,092)         17.333-35.625          27.79
                                                     ---------         ---------          -------------         ------
December 31, 1998                                      845,402         2,128,461           5.400-36.313          20.33
  AUTHORIZED                                           201,237               ---                    ---            ---
  GRANTED                                             (455,229)          455,229          22.930-32.594          29.99
  EXERCISED                                                ---          (287,906)          5.400-27.510          11.70
  CANCELED                                              29,287           (29,287)          24.85-35.625          31.88
                                                     ---------         ---------          -------------         ------
DECEMBER 31, 1999                                      620,697         2,266,497          $5.400-36.313         $23.22
                                                     =========         =========          =============         ======

================================================================================




       The following table summarizes information on stock options outstanding as of December 31, 1999:

--------------------------------------------------------------------------------

                                           Options Outstanding                            Options Exercisable
                           -----------------------------------------------------      -----------------------------
                                             Weighted-             Weighted-                           Weighted-
                                              Average           Average Exercise                        Average
     Range                    Amount       Remaining Life            Price               Amount      Exercise Price
-------------------------------------------------------------------------------------------------------------------
 $ 5.40 - 15.00                  260,922         2.0 years         $ 10.13               260,922        $ 10.13
  15.00 - 21.00                  699,381         5.4                 18.76               699,381          18.76
  21.00 - 36.32                1,306,194         7.8                 28.22               834,012          25.99
                               ---------                                               ---------
 $ 5.40 - 36.32                2,266,497         6.4                 23.22             1,794,315          20.87
                               =========                                               =========
===================================================================================================================

NOTE 15. COMMITMENTS AND CONTINGENT
           LIABILITIES
       The Consolidated Financial Statements do not reflect various loan commitments (unfunded loans and unused lines of credit) and letters of credit originated in the normal course of business. Loan commitments are made to accommodate the financial needs of clients. Generally, new loan commitments do not extend beyond 90 days and unused lines of credit are reviewed at least annually. Letters of credit guarantee future payment of client financial obligations to third parties. They are issued primarily for services provided or to facilitate the shipment of goods, and generally expire within one year. Both arrangements have essentially the same level of credit risk as that associated with extending loans to clients and are subject to Citizens' normal credit policies. Inasmuch as these arrangements generally have fixed expiration dates or other termination clauses, most expire unfunded and do not necessarily represent future liquidity requirements. Collateral is obtained based on management's assessment of the client and may include receivables, inventories, real property and equipment.
       Amounts available to clients under loan commitments and letters of credit follow:

---------------------------------------------------------------------
                                                  December 31,
(in thousands)                               1999             1998
---------------------------------------------------------------------
LOAN COMMITMENTS
  AND LETTERS OF CREDIT:
Commitments to extend credit            $ 1,665,872      $ 1,661,726
Standby letters of credit                    36,405           28,522
Commercial letters of credit                 77,295           49,651

=====================================================================

       Loan commitments outstanding include $240.1 million of credit card commitments and $211.1 million of home equity credit lines in 1999. The same amounts for 1998 were $238.5 million and $208.4 million, respectively.
       Citizens and its subsidiaries are parties to litigation arising in the ordinary course of business. Management believes that the aggregate liability, if any, resulting from these proceedings would not have a material effect on Citizens' consolidated financial position.

NOTE 16. FAIR VALUES OF FINANCIAL INSTRUMENTS
       The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Financial Accounting Standards Board Statement No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS 107"). Where quoted market prices are not available, as is the case for a significant portion of Citizens' financial instruments, the fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates presented herein cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts Citizens could realize in a current market exchange.
       In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, Citizens has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include Citizens' brokerage network, net deferred tax asset, premises and equipment, goodwill and deposit based intangibles. In addition, tax ramifications related to the recognition of unrealized gains and losses such as those within the investment securities portfolio can also have a significant effect on estimated fair values and have not been considered in the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of Citizens.

       The estimated fair values of Citizens' financial instruments follow:

                                                                          DECEMBER 31, 1999             December 31, 1998
                                                                       ------------------------      -----------------------

                                                                         CARRYING   ESTIMATED          Carrying   Estimated
(in millions)                                                             AMOUNT    FAIR VALUE          Amount   Fair Value
----------------------------------------------------------------------------------------------------------------------------
Financial assets:
     Cash and money market investments                                   $  339.7     $  339.7          $ 330.5     $ 326.2
     Investment securities                                                1,372.2      1,372.2          1,123.5     1,131.8
     Net loans                                                            5,841.1      5,845.3          5,195.0     5,359.5
Financial liabilities:
     Deposits                                                             6,129.0      6,112.7          5,772.8     5,789.1
     Short-term borrowings                                                  937.3        937.6            185.2       185.2
     Long-term debt                                                         127.1        122.1            226.2       226.1
Off-balance sheet financial instrument liabilities:
     Loan commitments                                                         ---          2.3              ---         2.4
     Standby and commercial letters of credit                                 ---          0.6              ---         0.4

============================================================================================================================


       The various methods and assumptions used by Citizens in estimating fair value for its financial instruments are set forth below:
       CASH AND MONEY MARKET INVESTMENTS: The carrying amounts reported in the balance sheet for cash and money market investments approximate those assets' fair values because they mature within six months and do not present unanticipated credit concerns.
       INVESTMENT SECURITIES: For investment securities classified as available-for-sale-or trading, the carrying value approximates those assets' fair values. SFAS 115 requires securities carried in the available-for-sale or trading categories to be carried at fair value. See Note 4. The fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value for investment securities classified as held-to-maturity reflects amortized cost. Fair values for these securities were obtained from quoted market prices of these or comparable instruments, similar to available-for-sale and trading securities.
       LOANS RECEIVABLE: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, credit card, and other consumer. Each loan category is further segmented into fixed and variable-rate interest types and for certain categories by performing and nonperforming. For performing variable-rate loans that reprice frequently (within twelve months) and with no significant change in credit risk, fair values are based on carrying values. Similarly, for credit card loans with no significant credit concerns and average interest rates approximating current market origination rates, the carrying amount is a reasonable estimate of fair value. Fair values of other loans (e.g., fixed-rate commercial, commercial real estate, residential mortgage and other consumer loans) are estimated by discounting the future cash flows using interest rates currently being offered by Citizens for loans with similar terms and remaining maturities ("new loan rates"). Management believes the risk factor embedded in the new loan rates adequately represents the credit risk within the portfolios. Fair values for nonperforming loans are estimated after giving consideration to credit risk and estimated cash flows and discount rates based on available market and specific borrower information. The carrying amount of accrued interest for all loan types approximates its fair value.
       DEPOSIT LIABILITIES: Under SFAS 107, the fair value of demand deposits (e.g., interest and noninterest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for certificates of similar remaining maturities.
       SHORT-TERM BORROWINGS: The carrying amounts of federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings approximate their fair values.
       LONG-TERM DEBT: The carrying value of Citizens' variable-rate long-term debt approximates its fair value. The fair value of fixed-rate long-term debt is estimated using discounted cash flow analyses, based on Citizens' current incremental borrowing rates for similar types of borrowing arrangements.
       LOAN COMMITMENTS AND LETTERS OF CREDIT: The fair value of loan commitments and letter of credit guarantees is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTE 17. LINES OF BUSINESS
       The financial performance of Citizens is monitored by an internal profitability measurement system, which provides line of business results and key performance measures. The profitability measurement system is based on internal management methodologies designed to produce consistent results and reflect the underlying economics of the businesses. The development and application of these methodologies is a dynamic process. Accordingly, these measurement tools and assumptions may be revised periodically to reflect methodological, product, and/or management organizational changes. Further, these policies measure financial results that support the strategic objectives and internal organizational structure of Citizens. Consequently, the information presented is not necessarily comparable with similar information for other institutions.
       Citizens is managed along the following business lines: Commercial Banking, Retail Banking, Financial Services, F&M and all other.
       COMMERCIAL BANKING: Commercial Banking provides a full range of credit and related financial services to middle market corporate, government and leasing clients. Products and services offered include commercial loans, commercial mortgages, letters of credit, deposit accounts, cash management and international trade services.
       RETAIL BANKING: Retail Banking includes consumer lending and deposit gathering, electronic banking, residential mortgage loan origination and servicing, and small business banking. This line of business offers a variety of retail financial products and services including deposit accounts, direct and indirect installment loans, small business loans, debit and credit cards, home equity lines of credit, residential mortgage loans and ATM network services.
       FINANCIAL SERVICES: Financial Services provides commercial and retail clients with private banking, trust and investment, retirement plan, and brokerage and insurance services. Private banking focuses on high net-worth customers and offers a broad array of asset management, estate settlement and administration, deposit and credit products. Trust and investment includes personal trust and planning services, investment management services, estate settlement, administration and advises the Golden Oak family of mutual funds. Retirement plan services focus on investment management and fiduciary activities with special emphasis on 401(k) plans. The brokerage and insurance businesses deliver Citizens' retail mutual funds, other securities, variable and fixed annuities, personal disability and life insurance products and discounted brokerage services.
       F&M: F&M provides a full range of consumer and commercial banking services to individuals, and commercial and agricultural businesses, in Wisconsin, Iowa and Minnesota through a network of subsidiary banks. Products and services offered include deposit accounts; commercial, commercial mortgage, agricultural, residential mortgage and consumer loans; financial planning and trust; brokerage, insurance, ATM, credit card and cash management services. F&M will continue to be managed as a separate business unit until all systems are converted and operations have been realigned.
       ALL OTHER: All other includes activities that are not directly attributable to one of the four major lines of business. Included in this category is the parent company, Citizens' securities portfolio and asset liability management activities, inter-company eliminations, and the economic impact of certain assets, capital and support functions not specifically identifiable with the three primary lines of business.
       The accounting policies on the individual business units are the same as those of Citizens described in Note 1 to the Consolidated Financial Statements. Funds transfer pricing is used in the determination of net interest income by assigning a standard cost for funds used or credit for funds provided to assets and liabilities within each business unit. Assets and liabilities are match-funded based on their maturity, prepayment and/or repricing characteristics. Noninterest income and expenses directly attributable to a line of business are assigned to that business. Expenses for centrally provided services are allocated to the business lines as follows: product processing and technology expenditures are allocated based on standard unit costs applied to actual volume measurements; corporate overhead is allocated based on the ratio of a line of business' noninterest expenses to total noninterest expenses incurred by all business lines. The provision for loan losses was allocated in an amount based primarily upon the actual net charge-offs of each respective line of business, adjusted for loan growth and changes in risk profile. Selected segment information is included in the following table.
       Certain amounts in prior year have been restated to reflect the current business unit structure and cost allocation methodology. This resulted in a transfer of certain deposits and related interest expense and funds transfer credits from retail banking to commercial banking for prior year presentation. Additionally, the allocation method for information systems costs was revised in 1999 resulting in additional cost allocation to retail banking for all years presented. The effect of these changes was an increase in commercial banking profitability and all other and a corresponding decrease in profitability in retail banking for the periods presented.

------------------------------------------------------------------------------------------------------------------------------------
LINE OF BUSINESS INFORMATION                                                                                    Special
                                                                                                                Charge
                                                                                                      Net         And
                                          Commercial    Retail   Financial                         Operating    Related
(in thousands)                              Banking    Banking   Services     F&M         Other      Income      Items       Total
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 1999

Net interest income (taxable equivalent)  $  73,845  $ 116,680  $   1,357  $ 110,718   $  20,095   $ 322,695  $      --   $ 322,695
Provision for loan losses                     1,509     14,455         --      2,975      (1,064)     17,875      6,800      24,675
                                          ---------  ---------  ---------  ---------   ---------   ---------  ---------   ---------
    Net interest income after provision      72,336    102,225      1,357    107,743      21,159     304,820     (6,800)    298,020
Noninterest income                            9,709     28,469     24,177     15,994       6,391      84,740     (3,596)     81,144
Noninterest expense                          37,991     96,533     18,159     63,002      21,093     236,778     40,198     276,976
                                          ---------  ---------  ---------  ---------   ---------   ---------  ---------   ---------
    Income (loss) before income taxes        44,054     34,161      7,375     60,735       6,457     152,782    (50,594)    102,188
Income tax expense (taxable equivalent)      17,762     11,956      2,581     22,785         544      55,628    (15,434)     40,194
                                          ---------  ---------  ---------  ---------   ---------   ---------  ---------   ---------
    Net income (loss)                     $  26,292  $  22,205  $   4,794  $  37,950   $   5,913   $  97,154  $ (35,160)  $  61,994
Allocation of special charge and
  related items                                  --         --         --    (26,748)     (8,412)                35,160          --
                                          ---------  ---------  ---------  ---------   ---------              ---------   ---------
    Net income (loss)                     $  26,292  $  22,205  $   4,794  $  11,202   $  (2,499)             $      --   $  61,994
                                          =========  =========  =========  =========   =========              =========   =========

AVERAGE ASSETS (IN MILLIONS)              $   1,655  $   2,138  $      16  $   2,602   $     931                          $   7,342
                                          =========  =========  =========  =========   =========                          =========

===================================================================================================================================

EARNINGS SUMMARY - 1998

Net interest income (taxable equivalent)  $  69,163  $ 115,735  $   1,844  $ 100,701  $  17,109   $ 304,552              $ 304,552
Provision for loan losses                     4,780      9,099         --      2,438        211      16,528                 16,528
                                          ---------  ---------  ---------  ---------  ---------   ---------              ---------
    Net interest income after provision      64,383    106,636      1,844     98,263     16,898     288,024                288,024
Noninterest income                            8,588     25,744     21,090     15,016        830      71,268                 71,268
Noninterest expense                          37,563     91,555     18,071     59,928     11,102     218,219                218,219
                                          ---------  ---------  ---------  ---------  ---------   ---------              ---------
    Income before income taxes               35,408     40,825      4,863     53,351      6,626     141,073                141,073
Income tax expense (taxable equivalent)      12,392     14,289      1,702     19,854      2,554      50,791                 50,791
                                          ---------  ---------  ---------  ---------  ---------   ---------              ---------
    Net income                            $  23,016  $  26,536  $   3,161  $  33,497  $   4,072   $  90,282              $  90,282
                                          =========  =========  =========  =========  =========   =========              =========

AVERAGE ASSETS (IN MILLIONS)              $   1,445  $   2,112  $      21  $   2,343  $     872                          $   6,793
                                          =========  =========  =========  =========   ========                          =========

==================================================================================================================================

EARNINGS SUMMARY - 1997

Net interest income (taxable equivalent)  $  62,785  $ 114,131  $   1,492  $  88,031  $  19,572   $ 286,011  $      --   $ 286,011
Provision for loan losses                     3,340     11,435       --        5,179        557      20,511         --      20,511
                                          ---------  ---------  ---------  ---------  ---------   ---------  ---------   ---------
   Net interest income after provision       59,445    102,696      1,492     82,852     19,015     265,500         --     265,500
Noninterest income                            8,108     21,274     17,486     11,703       (174)     58,397         --      58,397
Noninterest expense                          35,215     87,675     16,877     55,494     13,660     208,921     23,734     232,655
                                          ---------  ---------  ---------  ---------  ---------   ---------  ---------   ---------
   Income (loss) before income taxes         32,338     36,295      2,101     39,061      5,181     114,976    (23,734)     91,242
Income tax expense (taxable equivalent)      11,319     12,703        735     15,678      2,387      42,822     (6,471)     36,351
                                          ---------  ---------  ---------  ---------  ---------   ---------  ---------   ---------
   Net income (loss)                      $  21,019  $  23,592  $   1,366  $  23,383  $   2,794   $  72,154  $ (17,263)  $  54,891
Allocation of special charge                     --         --         --         --    (17,263)                17,263          --
                                          ---------  ---------  ---------  ---------  ---------              ---------   ---------
   Net income (loss)                      $  21,019  $  23,592  $   1,366  $  23,383  $ (14,469)             $      --   $  54,891
                                          =========  =========  =========  =========  =========              =========   =========

AVERAGE ASSETS (IN MILLIONS)              $   1,310  $   2,138  $      18  $   2,068  $     906                          $   6,440
                                          =========  =========  =========  =========  =========                          =========

==================================================================================================================================

NOTE 18. REGULATORY MATTERS
       The Federal Reserve Bank requires Citizens' banking subsidiaries to maintain certain noninterest-bearing deposits. These reserve balances vary depending upon the level of client deposits in the subsidiary banks. During 1999 and 1998, the average reserve balances were $45.7 million and $40.3 million, respectively.
       The bank subsidiaries are also subject to limitations under banking laws on extensions of credit to members of the affiliate group and on dividends that can be paid to Citizens. Generally extensions of credit are limited to 10% to any one affiliate and 20% in aggregate to all affiliates of a subsidiary bank's capital and surplus (net assets) as defined. Unless prior regulatory approval is obtained, dividends declared in any calendar year may not exceed the retained net profit, as defined, of that year plus the retained net profit of the preceding two years. At January 1, 2000, the bank subsidiaries could distribute to Citizens approximately $31.7 million in dividends without regulatory approval. Their 2000 net income will also become available for such dividends.
       Citizens and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
       Quantitative measures established by regulation to ensure capital adequacy require Citizens and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1999, that Citizens and its banking subsidiaries meet all capital adequacy requirements to which it is subject.
       As of December 31, 1999, the most recent notification from the Federal Reserve Board categorized Citizens and its banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Citizens and its banking subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would result in a change.


---------------------------------------------------------------------------------------------------------------------------

RISK BASED CAPITAL REQUIREMENTS                                                                   To Be Well Capitalized
                                                                        For Capital               Under Prompt Corrective
                                                 Actual               Adequacy Purposes              Action Provisions
                                          ---------------------     -----------------------    ----------------------------
(in thousands)                               Amount     Ratio          Amount       Ratio          Amount         Ratio
---------------------------------------------------------------------------------------------------------------------------
CITIZENS BANKING CORPORATION
AS OF DECEMBER 31, 1999:
    Total Capital(1)                         $ 628,674   10.5 %       $ 480,229 >     8.0 %       $ 600,287  >     10.0 %
                                                                                -                            -
    Tier I Capital(1)                          553,621    9.2           240,115 >     4.0           360,172  >      6.0
                                                                                -                            -
    Tier I Leverage(2)                         553,621    7.2           307,021 >     4.0           383,776  >      5.0
                                                                                -                            -
As of December 31, 1998:
    Total Capital(1)                         $ 675,096   12.3 %       $ 440,497 >     8.0 %       $ 550,621  >     10.0 %
                                                                                -                            -
    Tier I Capital(1)                          606,341   11.0           220,248 >     4.0           330,372  >      6.0
                                                                                -                            -
    Tier I Leverage(2)                         606,341    8.9           271,061 >     4.0           338,827  >      5.0
                                                                                -                            -
CITIZENS BANK
AS OF DECEMBER 31, 1999:
    Total Capital(1)                         $ 390,956   10.1 %       $ 308,720 >     8.0 %       $ 385,900  >     10.0 %
                                                                                -                            -
    Tier I Capital(1)                          343,917    8.9           154,360 >     4.0           231,540  >      6.0
                                                                                -                            -
    Tier I Leverage(2)                         343,917    7.2           190,192 >     4.0           237,740  >      5.0
                                                                                -                            -
As of December 31, 1998:
    Total Capital(1)                         $ 404,822   11.7 %       $ 276,694 >     8.0 %       $ 345,867  >     10.0 %
                                                                                -                            -
    Tier I Capital(1)                          361,577   10.5           138,347 >     4.0           207,520  >      6.0
                                                                                -                            -
    Tier I Leverage(2)                         361,577    8.7           166,580 >     4.0           208,225  >      5.0
                                                                                -                            -
==========================================================================================================================
 (1)To risk weighted assets.
 (2)To quarterly average assets.

NOTE 19. CITIZENS BANKING CORPORATION (PARENT ONLY) STATEMENTS

--------------------------------------------------------------------------------

BALANCE SHEETS
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                                        December 31,
(in thousands)                                                                                       1999          1998
---------------------------------------------------------------------------------------------------------------------------
Assets
  Cash                                                                                            $      5      $      5
  Interest-bearing deposit with subsidiary bank                                                         --         4,500
  Money market investments                                                                           1,102         7,435
  Investment securities                                                                                132           139
  Investment in subsidiaries - principally banks                                                   672,041       679,203
  Goodwill - net                                                                                     1,857         2,653
  Other assets                                                                                       4,630         3,960
                                                                                                  --------      --------
    TOTAL ASSETS                                                                                  $679,767      $697,895
                                                                                                  ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Short-term borrowings                                                                           $ 42,000      $     --
  Long-term debt                                                                                        --        13,000
  Other liabilities                                                                                  4,098         4,394
                                                                                                  --------      --------
    Total liabilities                                                                               46,098        17,394
  Shareholders' equity                                                                             633,669       680,501
                                                                                                  --------      --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                    $679,767      $697,895
                                                                                                  ========      ========

===========================================================================================================================
---------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                            Year Ended December 31,
(in thousands)                                                                         1999          1998           1997
---------------------------------------------------------------------------------------------------------------------------
INCOME
  Dividends from subsidiaries - principally banks                                    $54,686       $61,207        $30,467
  Interest from bank subsidiary                                                          193           159            657
  Service fees from bank subsidiaries                                                  9,668         9,221          9,467
  Equity security gain                                                                 5,693            --             --
  Other                                                                                  205           381            254
                                                                                     -------       -------        -------
    Total                                                                             70,445        70,968         40,845
                                                                                     -------       -------        -------
EXPENSES
  Interest                                                                             1,486         1,734          2,978
  Amortization of goodwill                                                               796           796            796
  Salaries and employee benefits                                                       9,780         9,524          9,731
  Service fees paid to bank subsidiaries                                               1,156         1,060          1,339
  Special charge                                                                       3,464            --             --
  Other noninterest expense                                                            1,474         1,528          1,723
                                                                                     -------       -------        -------
    Total                                                                             18,156        14,642         16,567
                                                                                     -------       -------        -------
Income before income taxes and equity in undistributed earnings of subsidiaries       52,289        56,326         24,278
Income tax benefit                                                                       846         2,476          2,662
Equity in undistributed earnings of subsidiaries                                       8,859        31,480         27,951
                                                                                     -------       -------        -------
NET INCOME                                                                           $61,994       $90,282        $54,891
                                                                                     =======       =======        =======

===========================================================================================================================
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION (PARENT ONLY)

                                                                                            Year Ended December 31,
(in thousands)                                                                         1999          1998           1997
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                                        $ 61,994       $ 90,282       $ 54,891
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Amortization of goodwill                                                               796            796            796
  Equity security gain                                                                (5,693)            --             --
  Accrued merger related charges                                                       1,669             --             --
  Equity in undistributed earnings of subsidiaries                                    (8,859)       (31,480)       (27,951)
  Other                                                                               (3,114)          (332)          (945)
                                                                                    --------       --------       --------
      Net cash provided by operating activities                                       46,793         59,266         26,791
                                                                                    --------       --------       --------
INVESTING ACTIVITIES
  Net decrease in interest-bearing deposit at subsidiary bank                          4,500          2,500         18,134
  Net (increase) decrease in money market investments                                  6,333         (3,459)         8,067
  Purchases of investment securities                                                  (5,996)           (44)            --
  Proceeds from sales and maturities of investment securities                          5,995             40             10
  Proceeds from sale of Magic Line, Inc. stock                                         5,693             --             --
                                                                                    --------       --------       --------
      Net cash provided (used) by investing activities                                16,525           (963)        26,211
                                                                                    --------       --------       --------
FINANCING ACTIVITIES
  Proceeds from short-term borrowings                                                 42,000             --             --
  Proceeds from issuance of long-term debt                                            22,000             --             --
  Principal reductions in long-term debt                                             (35,000)       (19,991)       (26,694)
  Cash dividends paid                                                                (41,801)       (35,563)       (28,270)
  Proceeds from stock options exercised                                                3,349          4,234          1,962
  Shares acquired for retirement                                                     (53,866)        (6,983)            --
                                                                                    --------       --------       --------
      Net cash used by financing activities                                          (63,318)       (58,303)       (53,002)
                                                                                    --------       --------       --------
  Net increase in cash                                                                    --             --             --
  Cash at beginning of year                                                                5              5              5
                                                                                    --------       --------       --------
  Cash at end of year                                                               $      5       $      5       $      5
                                                                                    ========       ========       ========

=============================================================================================================================

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS CITIZENS BANKING CORPORATION

     We have audited the accompanying consolidated balance sheet of Citizens Banking Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Banking Corporation and subsidiaries at December 31, 1999 and the consolidated results of their operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     We previously audited and reported on the consolidated balance sheet at December 31, 1998 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of Citizens Banking Corporation and subsidiaries for each of the two years in the period ended December 31, 1998 prior to their restatement for the 1999 pooling of interests as described in
Note 2. The contribution of Citizens Banking Corporation to total assets, revenues and net income represented 65%, 65% and 63%, respectively of the 1998 restated totals and the contribution to revenues and net income represented 67% and 57% of the 1997 restated totals, respectively. Financial statements of the other pooled company included in the 1998 and 1997 restated consolidated statements were audited and reported on separately by other auditors. We also have audited, as to combination only, the accompanying consolidated balance sheet as of December 31, 1998 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1998, after restatement for the 1999 pooling of interests, in our opinion, such consolidated financial statements have been properly combined on the basis described in Note 2 to the consolidated financial statements.

ERNST & YOUNG LLP
Detroit, Michigan
January 19, 2000

REPORT OF WIPFLI ULLRICH BERTELSON LLP, INDEPENDENT AUDITORS



BOARD OF DIRECTORS F&M BANCORPORATION, INC.

     We have audited the accompanying consolidated balance sheets of F&M Bancorporation, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of F&M Bancorporation, Inc. and Subsidiaries at December 31, 1998 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





WIPFLI ULRIC BERTELSON LLP
---------------------------
Wipfli Ulric Bertelson LLP
Green Bay, Wisconsin
February 4, 1999

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