Form 10-K, Exhibit 13
period 2001-12-31
CITIZENS BANKING CORP
filed 2002-03-26
CIK 351077

                                                                      EXHIBIT 13
                                                                     (FORM 10-K)
















                          CITIZENS BANKING CORPORATION



                            ANNUAL REPORT INFORMATION

                               TABLE OF CONTENTS


I.       Financial Review including
           Management's Discussion and Analysis.........................................      3

              Five-Year Summary of Selected Financial Data..............................      3
              Mergers, Acquisitions, Divestitures and Other Initiatives.................      4
              Financial Highlights......................................................      4
              Lines of Business Reporting...............................................      5
              Net Interest Income.......................................................      6
              Provision and Allowance for Loan Losses...................................      9
              Noninterest Income .......................................................     11
              Noninterest Expense.......................................................     12
              Federal Income Taxes......................................................     12
              Financial Condition.......................................................     12
              Liquidity and Debt Capacity and Interest Rate Risk .......................     18
              Interest Rate Sensitivity.................................................     20
              Recent Accounting Pronouncements..........................................     20
              Forward-Looking Statements................................................     20
              Selected Quarterly Information............................................     21
              Year Ended December 31, 2000
                Compared with 1999......................................................     22

II.      Consolidated Financial Statements..............................................     23

              Consolidated Balance Sheets...............................................     23
              Consolidated Statements of Income.........................................     24
              Consolidated Statements of Changes
                in Shareholders' Equity.................................................     25
              Consolidated Statements of Cash Flows.....................................     26

III.     Notes to Consolidated Financial Statements.....................................     27

IV.      Report of Independent Auditors.................................................     46

V.       Report of Management...........................................................     47

MANAGEMENT'S DISCUSSION AND ANALYSIS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------------
TABLE 1. FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA (1)

(in thousands, except per share data)                         2001          2000           1999          1998           1997
---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
    Net interest income                                      $ 307,981      $ 314,874     $ 309,642     $ 292,424      $ 274,134
    Provision for loan losses                                   26,407         20,983        24,675        16,528         20,511
    Noninterest income before securities gains (losses)        111,286         90,344        85,044        71,413         59,692
    Investment securities gains (losses)                         6,195            ---        (3,052)          475           (572)
    Noninterest expense before special charges                 251,183        242,221       236,778       218,219        208,921
    Special charge                                                 ---         15,541        40,198           ---         23,734
    Income taxes                                                43,215         35,813        27,989        39,283         25,197
    Net income                                                 104,657         90,660        61,994        90,282         54,891
    Cash dividends (2)                                          50,158         48,108        30,035        22,991         19,286

PER COMMON SHARE DATA
    Net income:
      Basic                                                     $ 2.27         $ 1.92        $ 1.29        $ 1.86         $ 1.17
      Diluted                                                     2.25           1.91          1.28          1.84           1.15
    Cash dividends (2)                                           1.085          1.015         0.915          0.82           0.74
    Book value, end of year                                      15.46          14.62         13.32         14.07          12.93
    Market value, end of year                                    32.88          29.06         22.38         33.75          34.50

AT YEAR END
    Assets                                                 $ 7,678,875    $ 8,405,091   $ 7,899,357    $6,930,533     $6,630,974
    Loans                                                    5,922,406      6,422,806     5,917,483     5,264,706      5,074,230
    Deposits                                                 5,965,126      6,244,141     6,128,998     5,772,792      5,514,313
    Long-term debt                                             629,099        471,117       127,104       226,171        179,191
    Shareholders' equity                                       697,464        679,979       633,669       680,501        610,775

AVERAGE FOR THE YEAR
    Assets                                                 $ 7,935,843    $ 8,073,021   $ 7,342,167    $6,792,829     $6,439,737
    Earning assets                                           7,510,332      7,584,932     6,875,643     6,367,284      6,033,874
    Loans                                                    6,109,111      6,202,157     5,528,963     5,159,584      4,843,507
    Deposits                                                 6,008,096      6,121,373     5,906,664     5,616,894      5,359,464
    Interest-bearing deposits                                5,126,928      5,175,252     5,002,135     4,787,143      4,602,093
    Repurchase agreements and other short-term borrowings      538,673        920,323       478,920       202,639        259,040
    Long-term debt                                             596,380        303,597       210,289       228,969        144,306
    Shareholders' equity                                       702,381        650,251       672,227       655,034        597,242

FINANCIAL RATIOS
    Return on average:
    Shareholders' equity                                         14.90%         13.94%         9.22%        13.78%          9.19%
      Earning assets                                              1.39           1.20          0.90          1.42           0.91
      Assets                                                      1.32           1.12          0.84          1.33           0.85
    Average shareholders' equity/avg. assets                      8.85           8.05          9.16          9.64           9.27
    Dividend payout ratio (2)                                    47.93          53.06         59.13         40.49          61.21
    Net interest margin (FTE)                                     4.32           4.32          4.68          4.78           4.73
    Tier I leverage                                               7.79           7.11          7.21          8.95           8.00
    Risk-based Tier I capital ratio                               9.87           9.05          9.22         11.01          10.50
    Risk-based Total capital ratio                               11.12          10.30         10.47         12.26          11.76
---------------------------------------------------------------------------------------------------------------------------------

(1) Except as indicated, all financial data have been restated for stock splits and pooling of interests transactions. Results of operations for acquisitions accounted for as purchases have been included effective with the respective dates of acquisition.

(2) Cash dividends and cash dividends per share are for Citizens Banking Corporation only, not restated for pooling of interests.

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


MERGERS, ACQUISITIONS, DIVESTITURES AND OTHER INITIATIVES
       MERGERS, ACQUISITIONS AND DIVESTITURES
       In November 2001, Citizens sold F&M Bank-Minnesota with assets of $27 million. The bank was Citizens' sole location in Minnesota.
       On May 12, 2000, Citizens purchased three Jackson, Michigan offices of Great Lakes National Bank. The purchase added approximately $31 million in deposits for which Citizens paid a premium of $3.9 million. On October 8, 1999, Citizens completed the acquisition of seventeen former Bank One offices located in the northern section of Michigan's Lower Peninsula. The purchase added approximately $88 million in loans and $442 million in deposits. Citizens paid a premium of $36.1 million or 10.13% of certain core deposits. These transactions were accounted for as purchases.
       On November 1, 1999, Citizens merged with F&M Bancorporation, Inc. (F&M), a $2.7 billion bank holding company headquartered in Kaukauna, Wisconsin. As part of the merger, Citizens issued 21.0 million shares of its common stock, based on a fixed exchange ratio of 1.303, for all of the outstanding shares of F&M. This transaction was accounted for as a pooling of interests.

       SPECIAL CHARGES AND OTHER ONE-TIME COSTS
       During 2000, conversion and integration efforts resulting from the merger with F&M were completed. Net costs of $12.3 million ($7.4 million after-tax) incurred to complete these efforts (including system conversions, business unit integration, branch closures and other items) were recorded in noninterest expense as the "Special Charge". The net costs included reversals of prior year business restructuring reserves of $6.2 million, pre-tax, due to successful settlement of a contract with a former vendor of F&M and favorable experience in employee separations.
       In the fourth quarter of 2000, Citizens recorded an additional pre-tax charge of $3.2 million ($2.1 million after-tax) consisting of restructuring costs of $2.0 million and asset impairment and other charges of $1.2 million associated with corporate and organizational re-engineering initiatives. The restructuring plans include reorganization of Citizens' trust and investment management business into one nationally chartered trust bank, streamlining of Citizens' community bank organizational structure, consolidation of its direct and indirect lending operations, and exiting of certain unprofitable indirect lending dealer relationships. These initiatives were completed by year-end 2001.
       In 1999, the Special Charge included a fourth quarter pre-tax charge of $40.2 million consisting of $36.3 million ($25.9 million after-tax) in merger-related integration costs and $3.9 million ($2.5 million after-tax) of restructuring and other costs related to separate strategic initiatives and impairment write-offs.
       Merger-related integration costs included employee termination benefits of $7.1 million, transaction costs of $5.6 million, contract termination and other conversion costs (primarily recognition of obligations under existing contractual agreements related to system conversions) of $13.6 million, asset-related write-downs of $1.5 million, a $2.1 million write-down of impaired goodwill at an F&M bank, a $2.5 million contribution to Citizens' Charitable Trust for the acquired entities and other transaction related costs of $3.9 million. Restructuring plans related to the strategic initiatives, approved in the fourth quarter of 1999, included realignment of Citizens' branch network, including closure of selected branches in Michigan and Illinois, and transfer of certain financial and credit audit functions to a third party.
       Also, in the fourth quarter of 1999, Citizens recorded $6.8 million ($4.4 million after-tax) of additional provision for loan losses and $3.6 million ($2.4 million after-tax) of securities losses related to the F&M merger. The additional loan loss provision was provided to conform F&M's allowance to that which results from applying Citizens' allowance methodology and credit risk standards to F&M's loan portfolio. The security losses resulted from the sale of $122.8 million of securities to reposition the portfolios of Citizens and F&M after the merger to normalize investment exposure and reduce overall interest rate risk.
       At year-end 2001 Citizens' Special Charge reserve was fully utilized. Total deductions to the Special Charge reserve were $3.3 million in 2001, and $16.0 million in 2000 and $22.8 million in 1999. Included in these deductions were cash payments of $3.3 million, $9.7 million and $15.4 million in 2001, 2000 and 1999, respectively. See Note 3 to the Consolidated Financial Statements for additional information regarding the Special Charges in 2000 and 1999.


FINANCIAL HIGHLIGHTS
       Citizens reported net income of $104.7 million, or $2.25 per diluted share in 2001, compared with $90.7 million, or $1.91 per diluted share in 2000. Net income increased 15.4% over the prior year while net income per diluted share increased 17.8%. The corresponding returns on average assets and equity were 1.32% and 14.90%, respectively, in 2001, as compared with 1.12% and 13.94% in 2000. Net income for 2001 included after tax gains of $13.5 million or $0.29 per share from sales of securitized mortgage loans, sale of NYCE stock, sale of credit card assets and the sale of F&M Bank-Minnesota. Net income for 2000 included after-tax merger, restructuring and other charges of $9.5 million, or $0.20 per diluted share.

       The improvement in net income reflects increased noninterest income partially offset by lower net interest income, a higher loan loss provision and higher noninterest expenses. Net interest income decreased 2.2% in 2001 from 2000. The decline in net interest income in 2001 was primarily due to a decline in earning assets as a result of balance sheet restructuring. Noninterest income, before nonrecurring gains of $19.8 million in 2001 (see Noninterest Income table on page 11), reflects increases in mortgage fees, title insurance fees, deposit account revenues, annuity sales and bankcard fees, partially offset by a decline in trust fees. Operating noninterest expense, excluding a special charge of $15.5 million in 2000, increased 3.7%.
       Average shareholders' equity was $702.4 million or 8.85% of total average assets for 2001, compared with $650.3 million or 8.05% for 2000. At December 31, 2001, Citizens' risk-based capital levels exceeded all regulatory requirements to be designated "well capitalized".
       An analysis of the major components of net income in 2001, 2000 and 1999 is presented below. Additional data on Citizens' performance during the past five years appear in Table 1, "Five-Year Summary of Selected Financial Data".

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                           Year Ended December 31,
                                                                           --------------------------------------------------------
(in thousands)                                                                2001                  2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
Interest income                                                             $  573,559            $ 622,008           $541,559
Interest expense                                                               265,578              307,134            231,917
                                                                            ----------            ---------           --------
  Net interest income                                                          307,981              314,874            309,642
Provision for loan losses                                                       26,407               20,983             17,875
Noninterest income                                                              97,676               90,344             79,895
Noninterest expense                                                            251,183              242,221            230,683
Income taxes                                                                    36,878               41,890             43,825
                                                                            ----------            ---------           --------
NET INCOME BEFORE NONRECURRING ITEMS                                            91,189              100,124             97,154
                                                                            ----------            ---------           --------
Nonrecurring gains on sale of equity investments and assets                     19,805                  ---              5,693
Nonrecurring expenses, special charges and merger related expenses:
   Special charge                                                                  ---               15,541             40,198
   Other merger related expenses                                                   ---                  ---             10,396
   Check kiting fraud loss                                                         ---                  ---              6,095
Tax expense (benefit) on nonrecurring items                                      6,337               (6,077)           (15,836)
                                                                            ----------            ---------           --------
   Subtotal                                                                     13,468               (9,464)           (35,160)
                                                                            ----------            ---------           --------
NET INCOME AS REPORTED                                                      $  104,657            $  90,660           $ 61,994
                                                                            ==========            =========           ========
-----------------------------------------------------------------------------------------------------------------------------------

LINES OF BUSINESS REPORTING
Citizens is managed along the following business lines: Commercial Banking, Retail Banking, Financial Services, F&M and Other. A description of each business, selected financial performance and the methodologies used to measure financial performance are presented in Note 18 to the Consolidated Financial Statements. Prior year amounts have been restated to reflect the current business unit structure and cost allocation methodology. The following table summarizes net income by line of business for each of the last three years:

-------------------------------------------------------------
                                       Net Income
                               ------------------------------
(in thousands)                   2001       2000      1999
-------------------------------------------------------------
Commercial Banking             $ 35,723   $ 35,789  $ 30,410
Retail Banking                   40,409     33,401    20,430
Financial Services                6,508      6,354     4,794
F&M                              20,065     25,967    11,202
Other                             1,952    (10,851)   (4,842)
                               --------   --------  --------
   Total                       $104,657   $ 90,660  $ 61,994
                               ========   ========  ========
-------------------------------------------------------------

       Commercial Banking net income in 2001 was consistent with the prior year as higher net interest income and noninterest income were offset by an increased provision for loan losses and higher operating expenses. Net interest income increased due to higher average commercial loan balances in 2001. The improvement in noninterest income reflects greater deposit service charges and increased cash management fees. The increased loan loss provision is the result of higher loan charge-offs. Operating expenses increased due to higher compensation and loan collection costs.
       Retail Banking net income improved due to increased noninterest income, nonrecurring gains on sale of assets and a lower provision for loan losses offset, in part, by a decline in net interest income and higher operating expenses. The growth in noninterest income before nonrecurring gains reflects increased mortgage income from higher mortgage loan origination volume and increased sales of new mortgage production into the secondary market. Noninterest income also increased due to greater title insurance fees and higher annuity sales by licensed retail bankers. In 2001, nonrecurring gains from the sale of securitized mortgages and the sale of the

CITIZENS BANKING CORPORATION AND SUBSIDIARIES

Michigan-based credit card portfolio totaled $5.2 million after tax. The provision for loan loss declined due to lower net charge-offs in the indirect loan and credit card portfolio. The decline in net interest income was due in part to the sale of the Michigan-based credit card portfolio in June 2001 and narrower interest spreads on retail deposits due to the lower interest rate environment. Net interest income also declined as a result of lower average balances in the mortgage portfolio. Mortgage loan balances declined due to the securitization and sale of $247 million of seasoned mortgage loans in the first half of 2001 and the sale of most new mortgage loan production throughout 2001.
       Financial Services net income improved slightly in 2001 despite lower revenue as operating expenses decreased more than the decline in noninterest income. Noninterest income decreased due to lower trust and brokerage revenues. Trust fees were impacted by the weak equity markets, which reduced asset values upon which fees are based. Lower transaction volume led to the decline in brokerage revenue. Operating expenses decreased due to lower volume-oriented incentive compensation and efficiencies achieved from the strategic realignment of the financial services organizational structure.
       The decline in net income at F&M reflects lower net interest income, a higher provision for loan losses and higher operating expenses, partially offset by an increase in noninterest income. The decrease in net interest income resulted from a decline in earning assets and a lower net interest margin. The higher loan loss provision resulted primarily from an increase in commercial loan net charge-offs.
       Net income in the Other category was favorably affected by an improvement in net interest income. Net interest income improved due to a decline in the cost of borrowed funds. The lower cost of borrowed funds resulted from the decrease in interest rates and a reduced reliance on borrowed funds due to the balance sheet restructuring activities. Net income was also favorably affected by a nonrecurring gain of $7.2 million after tax, on the sale of NYCE stock, an ATM network provider in which Citizens held an equity position.


NET INTEREST INCOME
The primary source of Citizens' traditional banking revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, including interest-bearing deposits and borrowings, used to fund those assets. Net interest income is affected by market interest rates on both earning assets and interest-bearing liabilities, the level of earning assets being funded by interest-bearing liabilities, noninterest-bearing liabilities and equity, and the volume and composition of earning assets and funding sources. Other factors, such as Federal Reserve Board monetary policy and changes in tax laws, may also have an impact on changes in net interest income from one period to another.
       Net interest income, on a fully-taxable equivalent basis, decreased 1.9% to $322.8 million in 2001 from $329.0 million in 2000. A lower level of earning assets led to the decline. Earning assets were lower during 2001 due to balance sheet restructuring initiated to reduce interest rate risk and decrease reliance on borrowed funds. This balance sheet restructuring included the securitization and sale of $247 million of seasoned mortgage loans, the sale of most new mortgage loan production into the secondary market, the sale of the $30 million Michigan-based credit card portfolio, and the sale of the $27 million F&M Bank-Minnesota. Additionally, Citizens limited growth in its indirect lending portfolio and refocused the commercial loan portfolio in Wisconsin to de-emphasize certain types of commercial real estate lending. This resulted in lower earning assets in 2001 but improved net interest margin throughout the year. Net interest margin improved from 4.10% in the fourth quarter of 2000 to 4.48% in the fourth quarter of 2001. For the full year, net interest margin was 4.32%, unchanged from the prior year. An analysis of how changes in volume and rates have affected net interest income for the years ended December 31, 2001 and 2000 is presented in Table 2. A detailed analysis of net interest income, with average balances and related interest rates for the past three years, appears in Table 3.
     Interest income declined $48.4 million in 2001 due primarily to the lower interest rate environment and, to a lesser extent, the balance sheet restructuring. Yields on commercial loans were particularly impacted by lower interest rates as many of these loans vary directly with the prime interest rate. The prime rate was reduced 475 basis points throughout 2001 in response to the slower economy and Federal Reserve Board monetary policy. Certain consumer home equity loan yields, which vary with prime, were also negatively affected by the lower interest rate environment. The ratio of average loans to total earning assets declined slightly in 2001 to 81.3% from 81.8% in the prior year. Investment securities, including money market investments, comprise the remaining 18.7% of earning assets, up from 18.2% in 2000. The average yield on earning assets decreased to 7.87% in 2001 from 8.36% in 2000.
     Interest expense decreased $41.5 million in 2001 reflecting the lower interest rate environment and the reduction in borrowed funds due to the balance sheet restructuring. The average rates paid on all categories of interest bearing liabilities, except interest bearing demand deposits, decreased significantly in 2001 from the prior year reflecting the lower interest rate environment. Average rates paid on interest bearing demand accounts increased due to growth of a highly successful new product offering with a tiered rate structure, which pays higher rates of interest. Average interest bearing deposits declined $48.3 million or 0.9% in 2001 from the prior year as clients sought higher yielding investment alternatives such as fixed and variable annuities offered through Citizens' retail and brokerage units and to a lesser extent the sale of F&M Bank-Minnesota. Average short-term and long-term borrowings comprised 18.1% of interest bearing liabilities in 2001 down from 19.1% in the prior year. Average short-term borrowings declined

$381.6 million as Citizens reduced reliance on borrowed funds through the balance sheet restructuring and extended maturities of borrowed funds as long term debt in the lower interest rate environment.

---------------------------------------------------------------------------------------------------------------------------------
TABLE 2. ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

                                             2001 COMPARED TO 2000                               2000 Compared to 1999
                                  ---------------------------------------------        ------------------------------------------
                                                         INCREASE (DECREASE)                                Increase (Decrease)
Year Ended December 31                                    DUE TO CHANGE IN                                    Due to Change in
                                      NET            --------------------------          Net            -------------------------
(in thousands)                     CHANGE(1)          RATE            VOLUME(2)        Change(1)          Rate          Volume(2)
---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
    Money market investments        $  2,091         $   (120)        $  2,211         $ (2,298)        $    493         $ (2,791)
    Investment securities:
      Taxable                         (9,107)            (653)          (8,454)           6,536            4,409            2,127
      Tax-exempt                       1,365               21            1,344            3,199             (163)           3,362
    Loans:
      Commercial                      (9,614)         (32,461)          22,847           67,166            9,684           57,482
      Real estate                    (27,914)            (943)         (26,971)          (8,734)             190           (8,924)
      Consumer                        (5,270)          (4,384)            (886)          14,580            1,724           12,856
                                    --------         --------         --------         --------         --------         --------
        Total                        (48,449)         (38,540)          (9,909)          80,449           16,337           64,112
                                    --------         --------         --------         --------         --------         --------
INTEREST EXPENSE:
    Deposits:
      Demand                           5,495            2,774            2,721             (479)            (522)              43
      Savings                        (20,410)         (16,786)          (3,624)           5,718            4,439            1,279
      Time                            (9,293)         (10,473)           1,180           27,027           13,916           13,111
    Short-term borrowings            (31,074)         (10,060)         (21,014)          34,840            6,767           28,073
    Long-term debt                    13,726           (2,866)          16,592            8,111            2,129            5,982
                                    --------         --------         --------         --------         --------         --------
        Total                        (41,556)         (37,411)          (4,145)          75,217           26,729           48,488
                                    --------         --------         --------         --------         --------         --------
NET INTEREST INCOME                 $ (6,893)        $ (1,129)        $ (5,764)        $  5,232         $(10,392)        $ 15,624
                                    ========         ========         ========         ========         ========         ========
---------------------------------------------------------------------------------------------------------------------------------

(1) Changes are based on actual interest income and do not reflect taxable equivalent adjustments.

(2)  Rate/Volume variances are allocated to changes due to volume.

CITIZENS BANKING CORPORATION AND SUBSIDIARIES



TABLE 3. AVERAGE BALANCES/NET INTEREST INCOME/AVERAGE RATES

                                                      2001                          2000                            1999
                                      -------------------------------- -------------------------------- ----------------------------
Year Ended December 31                   AVERAGE              AVERAGE   Average               Average   Average              Average
(in millions)                            BALANCE  INTEREST(1) RATE(2)   Balance  Interest(1)  Rate(2)   Balance  Interest(1) Rate(2)
------------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
Money market investments               $   65.9    $   2.3      3.50%  $    4.1   $    0.3     5.67% $     48.3   $   2.5     5.24%
Investment securities (3):
    Taxable                               877.1       57.1      6.51    1,007.0       66.2     6.57       974.6      59.6     6.12
    Tax-exempt                            419.2       21.7      7.97      393.2       20.3     7.96       328.3      17.2     8.04
Loans (4):
    Commercial                          3,440.8      269.7      7.93    3,178.2      279.3     8.89     2,525.1     212.1     8.51
    Real estate mortgage                1,133.1       85.9      7.57    1,488.7      113.8     7.64     1,601.9     122.6     7.65
    Consumer                            1,535.2      136.8      8.91    1,535.2      142.1     9.26     1,401.9     127.5     9.10
                                       --------    -------             --------   --------           ----------   -------
    Total earning assets (3)            7,471.3      573.6      7.87    7,606.4      622.0     8.36     6,880.1     541.5     8.05

NONEARNING ASSETS
Cash and due from banks                   201.8                           222.6                           231.3
Premises and equipment                    132.5                           141.5                           135.1
Investment security
    fair value adjustment                  39.0                           (21.5)                           (4.5)
Other assets                              172.4                           204.2                           171.6
Allowance for loan losses                 (81.2)                          (80.2)                          (71.4)
                                       --------                        --------                      ----------
    Total assets                       $7,935.8                        $8,073.0                      $  7,342.2
                                       ========                        ========                      ==========

INTEREST-BEARING LIABILITIES
Deposits:
    Interest-bearing demand            $  744.8       14.0      1.88   $  581.5        8.5     1.46  $    578.5       9.0     1.55
    Savings                             1,474.5       34.8      2.36    1,701.7       55.2     3.24     1,751.6      49.5     2.83
    Time                                2,907.6      156.2      5.37    2,892.1      165.4     5.72     2,672.0     138.4     5.18
Short-term borrowings                     538.7       27.5      5.09      920.3       58.5     6.36       478.9      23.7     4.95
Long-term debt                            596.4       33.2      5.57      303.6       19.5     6.41       210.3      11.3     5.40
                                       --------    -------             --------   --------           ----------   -------
    Total interest-bearing liabilities  6,262.0      265.6      4.24    6,399.2      307.1     4.80     5,691.3     231.9     4.07

NONINTEREST-BEARING LIABILITIES
AND  SHAREHOLDERS' EQUITY
Demand deposits                           881.2                           946.1                           904.6
Other liabilities                          90.3                            77.5                            74.1
Shareholders' equity                      702.4                           650.2                           672.2
                                       --------                        --------                      ----------
    Total liabilities and
       shareholders' equity            $7,935.8                        $8,073.0                      $  7,342.2
                                       ========                        ========                      ==========
NET INTEREST INCOME                                $ 308.0                        $  314.9                        $ 309.6
                                                   =======                        ========                        =======
NET INTEREST INCOME AS A
PERCENT OF EARNING ASSETS                                       4.32%                          4.32%                          4.68%
------------------------------------------------------------------------------------------------------------------------------------

(1) Interest income is shown on an unadjusted basis and therefore does not include taxable equivalent adjustments.

(2) Average rates include taxable equivalent adjustments to interest income of $14,835,000, $14,097,000, and $12,204,000 for the years ended December 31,
     2001, 2000, and 1999, respectively, based on a 35% tax rate.

(3) For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(4)  Nonaccrual loans are included in average balances.

--------------------------------------------------------------------------------------------------------------------------------
TABLE 4. SUMMARY OF LOAN LOSS EXPERIENCE

Year Ended December 31 (in thousands)                   2001             2000            1999            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses - January 1              $    80,070      $    76,397     $    69,740     $    67,010     $    59,029
Allowance of acquired (sold) banks and branches           (240)              --           2,400           1,745           1,329
Provision for loan losses                               26,407           20,983          24,675          16,528          20,511
CHARGE-OFFS:
   Commercial                                           18,265           10,920           8,675           4,557           4,555
   Real estate                                             189              169             436             359             861
   Consumer                                             14,278           14,359          17,751          14,879          13,064
                                                   -----------      -----------     -----------     -----------     -----------
     Total charge-offs                                  32,732           25,448          26,862          19,795          18,480
                                                   -----------      -----------     -----------     -----------     -----------
RECOVERIES:
   Commercial                                            1,950            3,577           2,483           1,387           1,581
   Real estate                                              47               45             149              28              12
   Consumer                                              4,797            4,516           3,812           2,837           3,028
                                                   -----------      -----------     -----------     -----------     -----------
     Total recoveries                                    6,794            8,138           6,444           4,252           4,621
                                                   -----------      -----------     -----------     -----------     -----------
Net charge-offs                                         25,938           17,310          20,418          15,543          13,859
                                                   -----------      -----------     -----------     -----------     -----------
Allowance for loan losses - December 31            $    80,299      $    80,070     $    76,397     $    69,740     $    67,010
                                                   ===========      ===========     ===========     ===========     ===========
Loans outstanding at year-end                      $ 5,922,406      $ 6,422,806     $ 5,917,483     $ 5,264,706     $ 5,074,230
Average loans outstanding                            6,109,111        6,202,157       5,528,963       5,159,584       4,843,507
Ratio of allowance for loan losses
  to loans outstanding at year-end                        1.36%            1.25%           1.29%           1.32%           1.32%
Ratio of net loans charged off as a
  percentage of average loans outstanding                 0.42             0.28            0.37            0.30            0.29
--------------------------------------------------------------------------------------------------------------------------------

PROVISION AND ALLOWANCE FOR LOAN LOSSES
The provision for loan losses represents a charge against income and a corresponding increase in the allowance for loan losses. The provision for loan losses was $26.4 million in 2001, up from $21.0 million in 2000. Net charge-offs in 2001 as a percentage of average loans were 0.42%, compared with 0.28% in 2000. The increase is the result of higher net charge-offs in the commercial loan portfolio, particularly in the F&M markets. A summary of Citizens' loan loss experience from 1997 through 2001 appears in Table 4.
       The allowance for loan losses at December 31, 2001 was $80.3 million, or 1.36% of loans, compared with $80.1 million, or 1.25% of loans at the end of 2000. At December 31, 2001, the allowance equaled 109.6% of nonperforming loans, compared with 130.5% at year-end 2000. The decline in the ratio of allowance for loan losses to nonperforming loans primarily reflects increases in nonperforming commercial and commercial real estate loans in 2001. The increase in nonperforming loans in these categories is reflected in the allowance for loan losses through specific and formula based allocations, as discussed below under the caption "Allowance Policy and Methodology".
       The allowance also incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan". At December 31, 2001 total impaired loans were $62.1 million and the associated impairment allowance was $10.4 million, compared with $52.9 million and $5.1 million, respectively, at December 31, 2000.
       Citizens' maintains what management believes is an adequate allowance for possible loan losses to meet presently known credit risks in the loan portfolio. Citizens' loan portfolio has no significant concentrations in any one industry nor any exposure in foreign loans. Citizens has generally not extended credit to finance highly leveraged transactions nor does it intend to do so in the future. Employment levels and other economic conditions in Citizens' local markets may have a significant impact on the level of credit losses. Management continues to identify and devote attention to credits that may not be performing as well as expected. Nonperforming loans are further discussed in the section titled "Nonperforming Assets".

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

CITIZENS BANKING CORPORATION AND SUBSIDIARIES


------------------------------------------------------------------------------------------------------------------------------------
TABLE 5. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES(1)
                                   2001                 2000                1999                 1998                  1997
                             -----------------    -----------------    -----------------    -----------------    -----------------

                                          LOAN                 Loan                Loan                  Loan                Loan
December 31 (in millions)     AMOUNT    PERCENT(2) Amount    Percent(2) Amount   Percent(2)  Amount    Percent(2) Amount  Percent(2)
------------------------------------------------------------------------------------------------------------------------------------

Commercial                   $  42.0      54.8%   $  35.2      51.9%   $  21.3      48.6%   $  19.2      45.8%   $  16.7      40.7%
Real estate construction         0.5       3.7        1.1       3.7        0.8       3.2        0.3       2.8        0.2       2.2
Real estate mortgage             3.5      16.4        5.9      20.0        6.0      24.3        8.2      26.9        7.9      28.4
Consumer                        16.2      25.1       16.4      24.4       23.5      23.9       21.4      24.5       18.0      28.7
                             -------   -------    -------   -------    -------   -------    -------   -------    -------   -------
       Total allocated          62.2     100.0%      58.6     100.0%      51.6     100.0%      49.1     100.0%      42.8     100.0%
                                       =======              =======              =======               =======             =======
Unallocated                     18.1                 21.5                 24.8                 20.6                 24.2
                             -------              -------              -------              -------              -------
       Total                  $ 80.3               $ 80.1               $ 76.4               $ 69.7               $ 67.0
                             =======              =======              =======              =======              =======

====================================================================================================================================


(1) The allocation of the allowance for loan losses in the above table is based upon ranges of estimates and is not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. Citizens and its subsidiaries do not view the allowance for loan losses as being divisible among the various categories of loans. The entire allowance is available to absorb any future losses without regard to the category or categories in which the charged-off loans are classified.
(2) Percentage reflects the ratio of outstanding loans by category to total outstanding loans at the end of the respective year.

       Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate it is probable that a loss has been or will be incurred. Credits are identified based on quarterly reviews by our Credit Risk department of all commercial and commercial real estate loans over a fixed dollar amount where the internal credit rating is at or below a predetermined classification. The allowance amount is determined by analyzing the financial condition, collateral value and other qualitative factors as well as by a method prescribed by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

       The formula allowance is calculated by applying loss factors to outstanding loans (excluding specifically identified credits) based on loan type, accrual status and internal risk grade of such loans and pools of loans. Minimum loss factors for criticized loan categories are consistent with regulatory agency factors. Loss factors for non-criticized loan categories are determined based on historical (generally three-year) averages adjusted quarterly for recent loss experience in the specific portfolios. In addition, adjustments are made to any loss factor used in the computation of the formula allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio as of the valuation date, are not reflected in the loss factors.

       The unallocated portion of the allowance is determined based upon management's evaluation of various conditions, the effects of which are not directly measured in the determination of the specific and formula allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits. The conditions evaluated in connection with the unallocated allowance at December 31, 2001, included general economic and business conditions in Citizens' key lending markets, the level and composition of nonperforming loans, underwriting standards within specific portfolio segments, specific industry conditions within portfolio segments, collateral values, loan volumes and concentrations, regulatory examination results, internal credit examination results and other factors. Management reviews these conditions quarterly in discussion with Citizens' senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment, as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance, applicable to such specific credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment, as of the evaluation date, management's evaluation of the probable loss related to such condition is reflected in the unallocated allowance. An allocation of the allowance for loan losses by major loan type at year-end for each of the last five years is presented in Table 5.

       CHANGES IN THE ALLOWANCE ALLOCATION

       The total "allocated" portion of the allowance for loan losses increased $3.6 million in 2001. This included an increase of $4.0 million in the specific allowance due to growth in the commercial and commercial real estate portfolios as well as increases in both the level of impaired loans and the degree of the impairment. The formula based allocated allowance decreased $0.4 million reflecting primarily a lower allocation factor for 2001 in the mortgage portfolio, offset in part, by an increase in classified credits.

       At December 31, 2001, the allocated portion of the allowance for credit losses included $29.8 million related to classified credits, compared to $21.0 million at December 31, 2000. Classified credits are those that are internally risk rated, special mention, or 8, substandard, or doubtful. Credits considered a loss are charged off. Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends which, if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard credits have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as "doubtful" has critical weaknesses that make full collection improbable.

       The allocation methods used for December 31, 2001 and 2000 were consistent. As shown in Table 5, the allocation of the allowance for loan losses related to commercial and commercial real estate loans, increased $6.8 million to $42.0 million at December 31, 2001 from the prior year-end. The increase was a function of changes in the commercial and commercial real estate category, including: a greater amount of loans in criticized categories and a corresponding increase in specific allocations in 2001 compared to 2000. Nonperforming commercial and commercial real estate loans increased to $48.0 million, or 1.5% of total commercial loans, at year-end 2001 from $37.2 million, or 1.1%, a year ago. Commercial real estate loans represented $11.1 million in 2001 and $12.5 million in 2000 of such nonperforming loans. Management believes the risk of loss in the commercial real estate nonperforming loans is significantly less than the total principal balance, due to the nature of the underlying collateral and the value of such collateral to the total credit exposure. These loans are generally for owner-occupied properties and do not rely on the performance of the real estate market to generate funds for repayment.

       The amount allocated to residential construction and real estate loans at December 31, 2001 decreased to 5.0% of the allowance for loan losses from 8.7% in 2000. This decrease was predominately a function of lower loan balances from balance sheet restructuring efforts in 2001 and a reduction in the allocation factor. Nonperforming loans in this portfolio remained essentially the same from the prior year and historical loss ratios in this portfolio are very low.

       The decrease in amount allocated to the consumer loan portfolio in 2001 was predominantly a function of the sale of $30 million of credit card receivables in mid 2001 and fewer net loan losses in the remaining consumer portfolio for the year ended December 31, 2001. Nonperforming consumer loans comprised 0.54% of total consumer loans at year-end 2001, up from 0.45% a year ago. Management expects net loan charge-offs in this portfolio to remain stable, primarily due to a risk-adjusted pricing structure and aggressive collection efforts.

       At December 31, 2001, the unallocated allowance decreased $3.4 million from the previous year-end because management believed that the inherent losses related to certain conditions, described previously under the caption "Allowance Policy and Methodology" considered in its evaluation of the unallocated allowance at December 31, 2000 had been recognized through charge-off, had been reflected in the formula or specific allowance, or had declined.


NONINTEREST INCOME

Noninterest income, before nonrecurring items and securities gains and losses, increased to $96.9 million in 2001 from $90.3 million in 2000, an improvement of 7.2%. On this same basis, noninterest income accounted for 23.9% of total operating revenue in 2001, compared with 22.3% in 2000. The increase is primarily due to higher mortgage loan originations and the subsequent sale of those mortgages in the secondary market.

--------------------------------------------------------------------------------


NONINTEREST INCOME
                                       Year Ended
                                       December 31,            Changes in 2001
                                  ----------------------   ------------------------
(in thousands)                      2001        2000         Amount        Percent
-----------------------------------------------------------------------------------

Service charges
 on deposit accounts              $ 27,773     $ 26,260     $  1,513          5.8%
 Trust fees                         21,028       24,253       (3,225)       (13.3)
Mortgage and
  other loan income                 13,159        4,997        8,162        163.3
Bankcard fees                       11,799       11,258          541          4.8
Brokerage and
  investment fees                    8,157        7,693          464          6.0
ATM network user fees                3,448        3,202          246          7.7
Cash management services             2,855        2,651          204          7.7
Title insurance fees                 1,906        1,121          785         70.0
Other                                6,728        8,909       (2,181)       (24.5)
                                  --------     --------      -------
TOTAL FEES & OTHER INCOME           96,853       90,344        6,509          7.2
Securities gains                       823           --          823           --
                                  --------     --------      -------
TOTAL BEFORE
  NONRECURRING ITEMS                97,676       90,344        7,332          8.1
Equity investment gain              11,017           --       11,017           --
Gain on securitized mortgages        5,372           --        5,372           --
Gain on sale of credit card          2,623           --        2,623           --
Gain on sale of bank                   793           --          793           --
                                  --------     --------     --------
TOTAL NONINTEREST INCOME          $117,481     $ 90,344     $ 27,137         30.0
                                  ========     ========     ========

===============================================================================


       Service charges on deposit accounts increased $1.5 million or 5.8% reflecting new marketing strategies and pricing structures. Trust fees were down $3.2 million in 2001 as the value of managed assets upon which fees are based declined due to the weak equity markets. Total trust assets under administration were $3.162 billion at December 31, 2001 compared to $3.448 billion at December 31, 2000. Mortgage and other loan income was up $8.2 million, or 163.3% in 2001 due to higher gains on the sale of loans. Mortgage originations totaled $1.1 billion in 2001 compared to $457 million in 2000. The majority of all new mortgage loan originations were sold in the secondary market during 2001 resulting in higher gains on the sale of such loans and the related servicing. The higher mortgage loan volume also resulted in increased title insurance fees of 70.0% in 2001 over the comparable period in 2000. Bankcard fees increased 4.8% in 2001 generated by higher volume of debit card and merchant transactions, offset in part by lower credit card fees due to the midyear sale of the Michigan credit card portfolio. Brokerage and investment fees increased 6.0% to $8.2 million in 2001 compared to $7.7 million in 2000 due to successful

CITIZENS BANKING CORPORATION AND SUBSIDIARIES

retail efforts.

       Citizens recorded a gain of $5.4 million from the sale of $247 million of securitized mortgage loans in the first half of 2001. This sale was part of Citizens' strategy to restructure the balance sheet to decrease reliance on borrowed funds and minimize interest rate risk. In addition to the gain on sale of securitized mortgages, Citizens recorded net gains of $823,000 on other investment securities during 2001. As presented in Note 5 to the Consolidated Financial Statements, Citizens realized gross gains on sale of investment securities of $6.2 million and gross losses of $7,000 in 2001. In 2000 gross realized gains of $67,000 were offset by losses realized of $67,000.

       Nonrecurring income in 2001 consisted of a $793,000 gain on the sale of F&M Bank-Minnesota, $2.6 million gain on sale of credit card assets, the aforementioned $5.4 million gain from the securitization and subsequent sale of $247 million of portfolio mortgage loans and a gain on the sale of NYCE stock of $11.0 million. NYCE Corporation was an ATM network provider in which Citizens held an equity interest.


NONINTEREST EXPENSE

Excluding the Special Charge in 2000, noninterest expense increased $9.0 million, or 3.7%, to $251.2 million in 2001 from $242.2 million in the prior year. Increased incentive-based compensation, pension costs and professional service expenses generated the majority of the increase.

       Salaries and employee benefits increased $3.7 million, or 3.0%, in 2001 over 2000 due to normal merit increases, higher incentive-based compensation and increased pension costs. Occupancy costs were up $943,000 or 5.6% due to increased maintenance and energy costs. Professional services increased $2.2 million, or 21.7% due to higher legal costs associated with loan and other collection activities, increased technology support costs at F&M and other Corporate initiatives. Postage and delivery expenses increased 11.9% due to centralization of the check processing operations and outsourcing of the cash vault function. Partially offsetting this increase were reductions in staffing costs. Telephone and stationery and supplies expense decreased $2.0 million due to efficiencies from the F&M merger and expense reduction initiatives. Other expenses increased to $19.2 million in 2001 from $17.3 million in the prior year primarily due to an increase of $1.6 million in forgery, fraud and other losses.

       The Special Charge in 2000 included $12.3 million of merger-related integration costs and an additional $3.2 million of restructuring and other costs associated with separate strategic initiatives and impairment write-offs. These charges are more fully described under the caption "Mergers, Acquisitions, Divestitures and Other Initiatives" on page 4 of this report and in Note 3 of the Consolidated Financial Statements. All initiatives in respect to these Special Charges were completed by December 31, 2001.

--------------------------------------------------------------------------------


NONINTEREST EXPENSE

                                      Year Ended
                                      December 31,                 Changes in 2001
                               --------------------------   ------------------------------
(in thousands)                     2001           2000           Amount      Percent
------------------------------------------------------------------------------------------

Salaries and
  employee benefits             $126,278        $122,577        $  3,701        3.0%
Equipment                         19,317          19,264              53        0.3
Occupancy                         17,713          16,770             943        5.6
Data processing services          13,101          12,608             493        3.9
Professional services             12,277          10,088           2,189       21.7
Intangible asset
  amortization                    11,063          10,733             330        3.1
Bankcard fees                      9,308           8,959             349        3.9
Postage and delivery               7,746           6,924             822       11.9
Telephone                          5,556           6,364            (808)     (12.7)
Advertising and
  public relations                 5,219           5,034             185        3.7
Stationery and supplies            4,426           5,602          (1,176)     (21.0)
Other                             19,179          17,298           1,881       10.9
                                --------        --------        --------
  SUBTOTAL                       251,183         242,221           8,962        3.7
Special Charge                        --          15,541         (15,541)    (100.0)
                                --------        --------        --------
TOTAL NONINTEREST
  EXPENSE                       $251,183        $257,762        $ (6,579)      (2.6)
                                ========        ========        ========


--------------------------------------------------------------------------------


FEDERAL INCOME TAXES

Income tax expense was $43.2 million in 2001, an increase of 20.7% over the 2000 total of $35.8 million. The increase reflected higher pre-tax earnings. The Corporation's effective tax rate was 29.2% in 2001 and 28.3% in 2000. The Corporation's effective tax rate is lower than the statutory tax rate due to tax-exempt interest income.


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

       Average total assets for 2001 were $7.936 billion, a decrease of $137 million or 1.7% from 2000. Average earning assets as a percent of average total assets was 94.6% for 2001, up from 94.0% in 2000. Average loans comprised 77.0% of average assets during 2001, up slightly from 76.8% in 2000. Interest-bearing deposits comprised 81.9% of average interest-bearing liabilities for 2001, increasing from 80.9% in 2000. The ratio of average noninterest-bearing deposits to average deposits decreased to 14.7% in 2001, from 15.5% in 2000.

       INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS

       Average investment securities, including money market investments, comprised 18.7% of total average earning assets in 2001, up from 18.2% in 2000. The increase is consistent with the overall balance sheet restructuring initiatives and the decline in loans as a percentage of earning assets.

       Mortgage-backed assets declined $22.4 million or 3.7% in 2001 as prepayment rates increased on these securities in the declining rate environment. State and municipal securities were purchased during 2001 due to their higher tax equivalent yields and Citizens' capacity to utilize tax-exempt income. At December 31, 2001, state and municipal securities represented 35.2% of total investment securities, compared with 31.1% in the prior year. Other securities, consisting primarily of Federal Reserve stock, Federal Home Loan Bank stock and privately issued asset-backed securities, remained virtually unchanged from 2000 as a percentage of total investment securities.

       Money market investments primarily federal funds sold and government money market investments averaged $65.9 million for 2001, up from $4.1 million in 2000. The amount of funds invested in these assets is based on the present and anticipated interest rate environment, liquidity needs and other economic factors.

       Citizens' present policies with respect to the classification of investments in debt and equity securities are discussed in Note 1 to the Consolidated Financial Statements. A summary of investment securities available for sale at December 31, 2001 and 2000 is presented below. Maturities and average yields of available for sale securities at year-end 2001 is presented in Table 6. As of December 31, 2001, the estimated aggregate fair value of Citizens' investment securities portfolio was $34.3 million above amortized cost consisting of gross unrealized gains of $36.9 million and gross unrealized losses of $2.6 million. A summary of estimated fair values and unrealized gains and losses for the major components of the investment securities portfolio is provided in Note 5 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------



AVAILABLE FOR SALE SECURITIES                         Balances                            Changes in 2001
                                          ------------------------------            ----------------------------
Year Ended December 31 (in thousands)          2001              2000                   Amount         Percent
-----------------------------------------------------------------------------------------------------------------

U.S. Treasury                             $    8,163         $   21,490              $  (13,327)        (62.0)%
Federal agencies
  Mortgage-backed securities                 565,393            582,618                 (17,225)         (3.0)
  Other agencies                             166,236            269,127                (102,891)        (38.2)
State and municipal:
  Taxable                                     10,776             12,257                  (1,481)        (12.1)
  Tax-exempt                                 433,180            418,518                  14,662           3.5
Mortgage and asset-backed                     10,558             15,755                  (5,197)        (33.0)
Other securities                              65,200             64,343                     857           1.3
                                          ----------         ----------              ----------
   Total                                  $1,259,506         $1,384,108              $ (124,602)         (9.0)
                                          ==========         ==========              ==========

==================================================================================================================
------------------------------------------------------------------------------------------------------------------



TABLE 6. MATURITIES AND AVERAGE YIELDS OF AVAILABLE FOR SALE SECURITIES AT
DECEMBER 31, 2001

                                      U.S. Treasury and
                                      Federal Agency(1)                  State and Municipal(1), (2)
                             ---------------------------------  ------------------------------------------

                               Amortized    Fair                  Amortized       Fair
(in millions)                    Cost       Value       Yield        Cost         Value        Yield
----------------------------------------------------------------------------------------------------------
Due within one year          $  114.6    $  115.7       4.96%        $18.8       $   19.1          7.80%
One to five years               493.6       515.6       6.60          79.1           82.3          7.71
Five to ten years                94.7        94.3       6.92         157.6          163.5          8.00
After ten years                  14.3        14.2       4.98         176.9          179.1          7.46
                             --------    --------                 --------       --------
    Total                    $  717.2    $  739.8       6.35      $  432.4       $  444.0          7.66
                             ========    ========                 ========       ========       =======
Average maturity (3)                         3.62 yrs                                7.63 yrs.


                                         Other(1)                                Total
                          ----------------------------------  --------------------------------------------
                           Amortized      Fair                  Amortized          Fair
                             Cost         Value      Yield         Cost            Value          Yield
                          --------------------------------------------------------------------------------

Due within one year         $  4.3      $   4.7       6.27%       $  137.7      $   139.5         5.39%
One to five years              7.7          6.0       5.70           580.4          603.9         6.74
Five to ten years              1.4          2.5       5.46           253.7          260.3         7.58
After ten years               62.2         62.5       6.21           253.4          255.8         7.02
                            ------      -------                  ---------      ---------
    Total                   $ 75.6      $  75.7       6.18       $ 1,225.2      $ 1,259.5         6.82
                            ======      =======                  =========      =========

Average maturity (3)                                  3.25 yrs.                                   5.09 yrs.

==================================================================================================================
(1)  Maturities for Federal agency, collateralized mortgage obligations and asset-backed securities are based upon projections of independent cash flow models. Maturities for state and municipal securities incorporate early call features, if applicable.

(2) Yields for state and municipal securities are calculated on a tax equivalent basis using a 35% tax rate.

(3)  Average maturity information excludes Federal Reserve and Federal Home Loan
     Bank stocks with no stated maturity.


CITIZENS BANKING CORPORATION AND SUBSIDIARIES


------------------------------------------------------------------------------------------------------------------------------------

TABLE 7. LOAN PORTFOLIO

(in millions)                                  2001            2000             1999             1998             1997
------------------------------------------------------------------------------------------------------------------------------------

LOANS OUTSTANDING AT DECEMBER 31
  Commercial                               $  1,923.4       $  2,127.2       $  1,822.4       $  1,619.9       $  1,370.3
  Commercial real estate                      1,323.0          1,205.0          1,053.0            790.5            694.0
  Real estate construction                      216.0            235.1            185.4            149.5            113.5
  Real estate mortgage                          971.5          1,282.8          1,440.1          1,417.9          1,439.4
  Consumer                                    1,488.5          1,572.7          1,416.6          1,286.9          1,457.0
                                           ----------       ----------       ----------       ----------       ----------
    Total                                  $  5,922.4       $  6,422.8       $  5,917.5       $  5,264.7       $  5,074.2
                                           ==========       ==========       ==========       ==========       ==========

LOAN MATURITIES AND INTEREST RATE SENSITIVITY AT DECEMBER 31, 2001

                                             Within           One to         After
                                            One Year        Five Years     Five Years            Total
---------------------------------------------------------------------------------------------------------------

Commercial and commercial real estate      $  1,363.7        $  1,669.6      $  213.1          $  3,246.4
Real estate construction                        216.0                --            --               216.0
                                           ----------        ----------      --------          ----------
   Total                                   $  1,579.7        $  1,669.6      $  213.1          $  3,462.4
                                           ==========        ==========      ========          ==========
Loans above:
   With floating interest rates            $    994.5        $    414.9      $   96.4          $  1,505.8
   With predetermined interest rates            585.2           1,254.7         116.7             1,956.6
                                           ----------        ----------      --------          ----------
       Total                               $  1,579.7        $  1,669.6      $  213.1          $  3,462.4
                                           ==========        ==========      ========          ==========
===============================================================================================================



       LOANS

       Citizens extends credit primarily within the local markets of its banking subsidiaries located in Michigan, Wisconsin, Iowa and Illinois. Citizens' loan portfolio contains no loans to foreign governments, enterprises or foreign operations of domestic companies and is widely diversified by borrowers with no concentration within a single industry that exceeds 10% of total loans. Loan balances at December 31 and an analysis of the maturity and interest rate sensitivity of commercial and real estate construction loans is presented above.

       Total loans decreased $500.4 million or 7.8% in 2001 with average loans comprising 81.3% of total average earning assets during 2001, as compared with 81.8% during 2000. Commercial and commercial real estate loans decreased $85.8 million, or 2.6%, in 2001 from year-end 2000. A reduction of $182.0 million in commercial loans occurred within the F&M markets as a result of business loan portfolio restructuring and the implementation of Citizens' credit standards and loan structuring criteria in these markets. Commercial loans in the Michigan market grew 4.9% in 2001 from the prior year-end, a slower rate than the previous year due to the slowing economy. Residential mortgage loan balances declined $311.3 million, or 24.3% in 2001 from the prior year-end. The decline in mortgage loans reflects the securitization and sale of $247 million of portfolio mortgage loans and the sale of new mortgage loan production into the secondary market as part of the balance sheet restructuring initiatives.

       Consumer loans, which include installment and home equity loans, decreased $84.2 million, or 5.4%, to $1.489 billion at year-end 2001. The decline in consumer loans reflects the sale of $30 million of credit card assets, declines in the indirect lending portfolio and decreased direct auto loans, partially offset by growth in home equity loans.

       At December 31, 2001 and 2000, $257.9 million and $362.3 million, respectively, of residential real estate loans originated and subsequently sold in the secondary market were being serviced by Citizens bank. Capitalized servicing rights relating to the service loans totaled $1.7 million at December 31, 2001 and $2.7 million at year-end 2000.

       NONPERFORMING ASSETS

       A five-year history of nonperforming assets is presented in Table 8. Nonperforming assets are comprised of nonaccrual, restructured loans and repossessed assets. Although these assets have more than a normal risk of loss, they will not necessarily result in a higher level of losses in the future. Nonperforming assets totaled $79.2 million as of December 31, 2001, an increase of 19.5% from the year-end 2000 balance of $66.3 million. As a percentage of total assets, nonperforming assets increased to 1.03% at December 31, 2001, from 0.79% at December 31, 2000. The increase is primarily attributable to higher nonperforming commercial loans at the F&M Banks.


------------------------------------------------------------------------------------------------------------------------

TABLE 8.  NONPERFORMING ASSETS AND PAST DUE LOANS

December 31 (in thousands)                               2001         2000          1999         1998          1997
------------------------------------------------------------------------------------------------------------------------

NONPERFORMING LOANS(1),(2)
  Nonaccrual
   Less than 30 days past due                          $ 6,528       $ 7,237       $ 1,661       $ 2,016       $ 5,128
   From 30 to 89 days past due                           5,218         7,297           772         1,641         2,021
   90 or more days past due                             57,047        44,881        26,498        31,485        28,813
                                                       -------       -------       -------       -------       -------
     Total                                              68,793        59,415        28,931        35,142        35,962
   90 days past due and still accruing                   4,168           889         2,139         2,474         3,022
   Restuctured (1)                                         337         1,068             9           114           446
                                                       -------       -------       -------       -------       -------
     Total nonperforming loans                          73,298        61,372        31,079        37,730        39,430
OTHER REPOSSESSED ASSETS ACQUIRED                        5,947         4,917         4,039         4,790         4,869
                                                       -------       -------       -------       -------       -------
     Total nonperforming assets                        $79,245       $66,289       $35,118       $42,520       $44,299
                                                       =======       =======       =======       =======       =======

Nonperforming assets as a percent of total loans
   plus other repossessed assets acquired                 1.34%         1.03%         0.59%         0.81%         0.87%
Nonperforming assets as a percent of total assets         1.03          0.79          0.45          0.61          0.67

NONPERFORMING LOANS BY TYPE
   Commercial                                          $47,978       $37,229       $18,005       $19,830       $23,031
   Real estate mortgage                                 17,304        17,057         7,366         8,032         9,487
   Consumer                                              8,016         7,086         5,708         9,868         6,912
                                                       -------       -------       -------       -------       -------
     Total                                             $73,298       $61,372       $31,079       $37,730       $39,430
                                                       =======       =======       =======       =======       =======

========================================================================================================================



(1) Nonperforming loans include loans on which interest is being recognized only upon receipt (nonaccrual), those on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers (restructured), and loans 90 days past due and still accruing.

(2) Gross interest income that would have been recorded in 2001 for nonaccrual and restructured loans, as of December 31, 2001, assuming interest had been accrued throughout the year in accordance with original terms was $6.392 million. The comparable 2000 and 1999 totals were $4.953 million, and $3.383 million, respectively. Interest collected on these loans and included in income was $3.344 million in 2001, $3.045 million in 2000 and $1.861 million in 1999. Therefore, on a net basis, total income foregone due to these loans was $3.048 million in 2001, $1.908 million in 2000 and $1.522 million in 1999.

       Nonperforming commercial and commercial real estate loans increased to $48.0 million at year-end 2001 from $37.2 million a year ago. These loans comprised 65.5% of total nonperforming loans at December 31, 2001, compared with 60.7% in 2000. Commercial real estate loans represented $11.1 million in 2001 and $12.5 million in 2000 of such nonperforming loans. The increase in nonperforming commercial and commercial real estate loans is reflected in the allowance for loan losses through specific and formula based loss allocations as of December 31, 2001. The loss allocation for commercial and commercial real estate loans increased $6.8 million to $42.0 million at December 31, 2001 from the prior year-end. Management believes, as previously stated, that the risk of loss in the commercial real estate nonperforming loans is significantly less than the total principal balance, due to the nature of the underlying collateral and the value of such collateral to the total credit exposure. These loans are generally for owner-occupied properties and do not rely on the performance of the real estate market to generate funds for repayment.

       The consumer portfolio is comprised of automobile, personal, marine and other recreational vehicle, home equity and credit card loans of which automobile and home equity comprise 50.0% of 2001 average balances. At December 31, 2001, consumer loans represented 10.9% of nonperforming loans, down from 11.5% in 2000.

       Citizens maintains formal policies and procedures to control and monitor credit risk within these portfolios. Based upon present information, management believes the allowance for loan losses is adequate to meet presently known credit risks.

       The level and composition of nonperforming assets are affected by economic conditions in Citizens' local markets. Nonperforming assets, charge-offs and provisions for loan losses tend to decline in a strong economy and increase in a weak economy, potentially impacting Citizens' results. In addition to loans classified as nonperforming, management carefully monitors other credits that are current in terms of principal and interest payments but, in management's opinion, may deteriorate in quality if economic conditions change. As of December 31, 2001, such loans amounted to $78.9 million or 1.3% of total loans compared with $70.2 million or 1.1% of total loans as of December 31, 2000. These loans are primarily commercial and commercial real estate loans made in the normal course of business and do not represent a concentration in any one industry.

       Under Citizens' credit policies and practices, a loan is placed on nonaccrual status when there is doubt regarding

CITIZENS BANKING CORPORATION AND SUBSIDIARIES



collection of principal or interest, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected is reversed and charged against income when the loan is placed on nonaccrual status. A loan is considered impaired when management determines it is probable that all the principal and interest due under the contractual terms of the loans may not be collected. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Citizens maintains a valuation allowance for impaired loans. Interest income on impaired nonaccrual loans is recognized on a cash basis. Interest income on all other impaired loans is recorded on an accrual basis.

       Certain of Citizens' nonperforming loans included in Table 8 are considered to be impaired. Citizens measures impairment on all large balance nonaccrual commercial and commercial real estate loans. Certain large balance accruing loans rated substandard or lower are also measured for impairment. Impairment losses are included in the provision for loan losses. The policy does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include certain smaller balance commercial loans, consumer loans, residential real estate loans, and credit card loans, and are not included in the impaired loan data in the following paragraphs.

       At December 31, 2001, loans considered to be impaired totaled $62.1 million of which $43.5 million were on a nonaccrual basis. Included within this amount is $39.8 million of impaired loans for which the related allowance for loan losses is $10.4 million and $22.3 million of impaired loans for which fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 2001 was approximately $78.0 million. For the year ended December 31, 2001, Citizens recognized interest income of $3.3 million on impaired loans. Cash collected on nonaccrual impaired loans totaled $3.1 million which was applied to principal.

       At December 31, 2000, loans considered to be impaired totaled $52.9 million of which $36.3 million were on a nonaccrual basis. Included with this amount is $32.5 million of impaired loans for which the related allowance for loan losses is $5.1 million and $20.4 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 2000 was approximately $38.9 million. For the year ended December 31, 2000, Citizens recognized interest income of $2.5 million on impaired loans. Cash collected on nonaccrual impaired loans totaled $2.3 million of which $1.2 million was applied to principal and $1.1 million was recognized using the cash basis method of income recognition.

       During 2001, Citizens' banking subsidiaries received a normally scheduled examination by their governing regulatory agencies. There was no material reclassification of assets as nonperforming resulting from these examinations.


----------------------------------------------------------------------------------------------------------------------------

TABLE 9. AVERAGE DEPOSITS
                                                 2001                      2000                     1999
                                         --------------------     ----------------------   ----------------------
                                          AVERAGE    AVERAGE        Average     Average       Average     Average
Year Ended December 31 (in millions)      BALANCE     RATE          Balance      Rate         Balance      Rate
---------------------------------------------------------------   ----------------------   ----------------------

Noninterest-bearing demand              $    881.2        --%     $    946.1        --%     $    904.6         --%
Interest-bearing demand                      744.8      1.88           581.5      1.46           578.5       1.55
Savings                                    1,474.5      2.36         1,701.7      3.24         1,751.6       2.83
Time                                       2,907.6      5.37         2,892.1      5.72         2,672.0       5.18
                                        ----------                ----------                ----------

  Total                                 $  6,008.1      3.41      $  6,121.4      3.74      $  5,906.7       3.33
                                        ==========                ==========                ==========
============================================================================================================================


       DEPOSITS

       Average deposit balances and rates for the past three years are summarized in Table 9. Total average deposits were 1.9% lower in 2001 as compared with 2000. Time and interest bearing demand deposits increased while savings deposits and noninterest bearing demand deposits decreased. Average interest-bearing demand balances increased 28.1% in 2001 versus the prior year primarily due to growth of a highly successful new product offering which pays higher rates of interest. Time deposits increased 0.5% in 2001 as compared with 2000 primarily due to an increase in average brokered deposit balances. Savings accounts and noninterest bearing demand deposits declined 13.4% and 6.9%, respectively, in 2001 due to a shift in client preferences, particularly in F&M's Wisconsin market, from noninterest bearing demand and money market savings accounts to the new higher-rate interest bearing demand product. The overall average rate for the deposit portfolio declined in 2001 to 3.41% from 3.74% in 2000. The decrease was the result of the lower interest rate environment in 2001. As of December 31, 2001, certificates of deposits of $100,000 or more accounted for approximately 13.7% of total deposits. The maturities of these deposits are summarized in Table 10.

--------------------------------------------------------------------------------

TABLE 10. MATURITY OF TIME CERTIFICATES OF DEPOSIT OF
$100,000 OR MORE AT DECEMBER 31, 2001


(in thousands)
--------------------------------------------------------------------------------

Three months or less                             $314,552
After three but within six months                  90,901
After six but within twelve months                261,996
After twelve months                               150,926
                                                ---------
Total                                            $818,375
                                                =========



================================================================================


       Citizens gathers deposits primarily from the local markets of its banking subsidiaries and has not traditionally relied on purchased deposits for any significant funding. Brokered deposits and time deposits greater than $100,000 declined $219 million at December 31, 2001 from the prior year end due to the balance sheet restructuring initiatives. Citizens will continue to evaluate the use of alternative funding sources such as brokered deposits as funding needs change. Management continues to promote relationship driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

       BORROWED FUNDS

       Short-term borrowings are comprised primarily of Federal funds purchased, securities sold under agreements to repurchase, FHLB advances and Treasury Tax and Loan notes. Total short-term borrowings averaged $538.7 million in 2001 or 8.6% of total average interest-bearing liabilities, compared with $920.3 million or 14.4% during 2000. The decline in short-term borrowings is a result of the balance sheet restructuring and the extension of debt maturities in the lower interest rate environment. See Note 10 to the Consolidated Financial Statements for additional information on short-term borrowings.

       As of December 31, 2001, Citizens' Parent company maintained a $75 million short-term revolving credit facility with three unaffiliated banks, which had an unused commitment of $45 million. The current facility will mature on August 29, 2002 and is expected to renew at that time. The interest rate on the $30 million outstanding at December 31, 2001 reprices daily and is based on the Federal funds rate. The Parent company services the debt's principal and interest payments with dividends from the subsidiary banks. The agreement also requires Citizens to maintain certain financial covenants. Citizens is in full compliance with all debt covenants as of December 31, 2001.

       Long-term debt comprised primarily of FHLB notes, accounted for $596.4 million, or 9.5%, of average interest-bearing funds during 2001 increasing from $303.6 million or 4.7% during 2000. This increase reflects an extension of wholesale funding maturities in the low interest rate environment. A summary of long-term debt balances as of December 31, 2001 and 2000 appears in Note 11 to the Consolidated Financial Statements. Borrowed funds are expected to remain an important, reliable and cost-effective funding vehicle for Citizens and its subsidiary banks.

       CAPITAL RESOURCES

       Citizens continues to maintain a strong capital position which supports its current needs and provides a sound foundation to support further expansion. At December 31, 2001, shareholders' equity was $697.5 million, compared with $680.0 million at December 31, 2000. Book value per common share at December 31, 2001 and 2000 was $15.46 and $14.62, respectively.

       Citizens has consistently maintained regulatory capital ratios at or above the "well-capitalized" standards and all bank subsidiaries of Citizens have sufficient capital to maintain a well-capitalized designation. Citizens' capital ratios for the past three years are presented below.

--------------------------------------------------------------------------------

                  Regulatory Minimum
                 ----------------------
                             "Well-            December 31,
                                       ----------------------------
                 Required  Capitalized"  2001     2000      1999
-------------------------------------------------------------------

Risk based:
Tier 1 capital       4.00%     6.00%      9.87%     9.05%    9.22%
Total capital        8.00     10.00      11.12     10.30    10.47

Tier 1 leverage      4.00      5.00       7.79      7.11     7.21

-------------------------------------------------------------------


       During 2001, Citizens maintained two stock repurchase plans. The stock repurchase plan initiated in May 2000 allowed for the repurchase of up to 3,000,000 shares of common stock for general bank purposes. As of December 31, 2000, 1,234,100 shares had been purchased under this plan. Citizens purchased the remaining 1,765,900 shares under this plan in 2001. In October 2001, a new plan was approved to repurchase up to an additional 3,000,000 shares of Citizens common stock for general corporate purposes. At December 31, 2001, 187,700 shares of common stock had been purchased under this plan. For the year ended December 31, 2001 a total of 1,953,600 shares were purchased under the plans at an average price of $29.94.

       Citizens declared cash dividends of $1.085 per share in 2001, an increase of 6.9% over 2000 dividends of $1.015 per share. Citizens has paid dividends every year since 1892 except for several years during the depression of the 1930's.

CITIZENS BANKING CORPORATION AND SUBSIDIARIES


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

       The subsidiary banks manage liquidity to meet client cash flow needs while maintaining funds available for loan and investment opportunities. As discussed in Note 19 to the Consolidated Financial Statements, the Federal Reserve Bank requires Citizens' banking subsidiaries to maintain certain noninterest-bearing deposits with the Federal Reserve Bank. These balance requirements averaged $41.9 million and $56.8 million during 2001 and 2000, respectively, and were primarily satisfied with cash balances maintained by Citizens' subsidiaries. The liquidity of the Parent company is managed to provide funds to pay dividends to shareholders, service debt, invest in subsidiaries and to satisfy other operating requirements. The primary source of liquidity for the Parent company is dividends and returns of investment from its subsidiaries. During 2001, the Parent company received $107.4 million in dividends from subsidiaries and paid $50.2 million in dividends to its shareholders. Despite the higher level of dividends to the Parent, all Citizens' subsidiary banks maintained sufficient capital to be designated well capitalized.

       As discussed in Note 19 to the Consolidated Financial Statements, approximately $24.8 million was available as of January 1, 2002 for payment to the Parent company as dividends by Citizens' banking subsidiaries without further regulatory approval. Amounts earned by subsidiaries in 2002 will also become available for such dividend payments. Additional amounts may be available for payment subject to regulatory approval.

       Citizens' long-term debt to equity ratio was 90.2% as of December 31, 2001 compared to 69.3% in 2000. Changes in long-term debt during 2001 are discussed in the section titled "Borrowed Funds". Management believes that Citizens has sufficient liquidity and capacity sources to meet presently known cash flow requirements arising from ongoing business transactions.


INTEREST RATE RISK

Interest rate risk generally arises when the maturity or repricing structure of Citizens' assets and liabilities differ significantly. Asset/liability management, used by Citizens to address such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income, maintain sufficient liquidity and minimize exposure to significant changes in interest rates. This process includes monitoring contractual and expected repricing of assets and liabilities as well as forecasting earnings under different interest rate scenarios and balance sheet structures. Generally, management seeks a structure that insulates net interest income from large swings attributable to changes in market interest rates. Table 11 depicts Citizens' asset/liability static sensitivity (GAP) as of December 31, 2001 and 2000.
       As shown, Citizens' interest rate risk position at December 31, 2001 is asset sensitive in the less than one-year time frame with rate sensitive assets exceeding rate sensitive liabilities by $308.5 million. Application of GAP theory would suggest that with such a position Citizens' net interest income could decline if interest rates fall; i.e., assets are likely to reprice faster than liabilities, resulting in a decrease in net income in a declining rate environment. Conversely, net income could increase in a rising rate environment. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth and the timing of changes in these variables.

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

CITIZEN'S BANKCORP CORPORATION AND SUBSIDIARIES


------------------------------------------------------------------------------------------------------------------------------------

TABLE 11. INTEREST RATE SENSITIVITY                                                                     TOTAL
                                                            0 - 3          4 - 6          7 - 12        WITHIN            1 - 5
(dollars in millions)                                       Months        Months           Months       1 YEAR            Years
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001
    RATE SENSITIVE ASSETS(1)
      Loans and leases                                   $   2,486.5    $     271.4     $     516.5     $   3,274.4    $   2,175.6
      Investment securities                                     95.5           21.5            47.1           164.1          568.0
      Short-term investments                                    42.5             --              --              --           42.5
                                                         -----------    -----------     -----------     -----------    -----------
      Total                                              $   2,624.5    $     292.9     $     563.6     $   3,481.0    $   2,743.6
                                                         ===========    ==========      ==========      ==========     ===========
    RATE SENSITIVE LIABILITIES
      Deposits (2)                                       $     873.6    $     666.4     $   1,192.5     $   2,732.5    $   2,029.2
      Other interest bearing liabilities                       320.2           19.7           100.1           440.0          221.0
                                                         -----------    -----------     -----------     -----------    -----------
      Total                                              $   1,193.8    $     686.1     $   1,292.6     $   3,172.5    $   2,250.2
                                                         ===========    ==========      ==========      ==========     ===========

    Period GAP (3)                                       $   1,430.7    $    (393.2)    $    (729.0)    $     308.5    $     493.4
    Cumulative GAP                                           1,430.7        1,037.5           308.5           801.9        1,219.7
    Cumulative GAP to total assets                             18.63%         13.51%           4.02%           4.02%         10.44%
    Multiple of rate sensitive assets to liabilities            2.20           0.43            0.44            1.10           1.22


--------------------------------------------------------------------------------
                                                        Over
                                                      5 Years        Total
--------------------------------------------------------------------------------
DECEMBER 31, 2001
    RATE SENSITIVE ASSETS(1)
  Loans and leases                                   $   472.4    $   5,922.4
  Investment securities                                  527.4        1,259.5
  Short-term investments                                    --           42.5
                                                     ---------    -----------
  Total                                              $   999.8    $   7,224.4
                                                     =========    ===========
RATE SENSITIVE LIABILITIES
  Deposits (2)                                       $   299.5    $   5,061.2
  Other interest bearing liabilities                     282.5          943.5
                                                     ---------    -----------
  Total                                              $   582.0    $   6,004.7
                                                     =========    ===========

Period GAP (3)                                       $   417.8    $   1,219.7
Cumulative GAP
Cumulative GAP to total assets                           15.88%         15.88%
Multiple of rate sensitive assets to liabilities          1.72           1.20

====================================================================================================================================


DECEMBER 31, 2000
    RATE SENSITIVE ASSETS(1)
      Loans and leases                                  $   2,128.9   $   350.2    $     669.6    $   3,148.7    $   2,581.4
      Investment securities                                    64.1        40.1           30.0          134.2          589.7
      Short-term investments                                   27.5          --             --             --           27.5
                                                        -----------   ---------    -----------    -----------    -----------
      Total                                             $   2,220.5   $   390.3    $     699.6    $   3,310.4    $   3,171.1
                                                        ===========   =========    ===========    ===========    ===========
    RATE SENSITIVE LIABILITIES
      Deposits (2)                                      $     990.2   $   842.5    $   1,414.2    $   3,246.9    $   1,799.6
      Other interest bearing liabilities                    1,029.1        75.0          210.2        1,314.3           81.5
                                                        -----------   ---------    -----------    -----------    -----------
      Total                                             $   2,019.3   $   917.5    $   1,624.4    $   4,561.2    $   1,881.1
                                                        ===========   =========    ===========    ===========    ===========

    Period GAP (3)                                      $     201.2   $  (527.2)   $    (924.8)   $  (1,250.8)   $   1,290.0
    Cumulative GAP                                            201.2      (326.0)      (1,250.8)                         39.2
    Cumulative GAP to total assets                             2.39%      (3.88)%       (14.88)%       (14.88)%         0.47%
    Multiple of rate sensitive assets to liabilities           1.10        0.43           0.43           0.73           1.69



DECEMBER 31, 2000
    RATE SENSITIVE ASSETS(1)
      Loans and leases                                  $     692.7   $   6,422.8
      Investment securities                                   660.2       1,384.1
      Short-term investments                                     --          27.5
                                                        -----------   -----------
      Total                                             $   1,352.9   $   7,834.4
                                                        ===========   ===========
    RATE SENSITIVE LIABILITIES
      Deposits (2)                                      $     223.7   $   5,270.2
      Other interest bearing liabilities                        8.6       1,404.4
                                                        -----------   -----------
      Total                                             $     232.3   $   6,674.6
                                                        ===========   ===========

    Period GAP (3)                                          1,120.6   $   1,159.8
    Cumulative GAP                                          1,159.8
    Cumulative GAP to total assets                            13.80%        13.80%
    Multiple of rate sensitive assets to liabilities           5.82          1.17


================================================================================

(1) Incorporates prepayment projections for certain assets which may shorten the time frame for repricing or maturity compared to contractual runoff.

(2) Includes interest bearing savings and demand deposits without contractual maturities of $770 million in the less than one year category and $1.636 billion in the over one year category as of December 31, 2001. The same amounts as of December 31, 2000 were $779 million and $1.414 billion, respectively. This runoff is based on historical trends, which reflects industry standards.

(3) GAP is the excess of rate sensitive assets (liabilities).

INTEREST RATE SENSITIVITY

A number of measures are used to monitor and manage interest rate risk, including income simulation and interest sensitivity GAP analyses. An income simulation model is management's primary tool used to assess the direction and magnitude of variations in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of financial instruments held for purposes other than trading; changes in market conditions, loan volumes, and pricing; deposit sensitivity; client preferences; and management's financial capital plans. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment and, as a result, the model cannot precisely estimate net interest income nor exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of balance sheet component and interest rate changes, differences in client behavior, market conditions and management strategies, among other factors.

       Results of the multiple simulations done as of December 31, 2001 suggest that Citizens could expect net interest income to decrease by $3.7 million (if asset and liability balances remain static and interest rates gradually decline by 200 basis points over the next twelve months) and, to increase by $8.3 million (if asset and liability balances remain static and interest rates gradually increase by 200 basis points over the next twelve months) from 2001 levels of net interest income. These variances in net interest income were well within Citizens' policy parameters established to manage such risk. Management performed a large number of net interest income simulations using varying balance sheet scenarios and differing interest rate environments. The model results presented herein are intended to illustrate the potential variation in net interest income from the indicated changes in interest rates, and not to project future levels of net interest income. In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including the growth, composition and absolute levels of deposits, loans, and other earning assets and interest bearing liabilities, economic and competitive conditions, client preferences and other factors.


RECENT ACCOUNTING PRONOUNCEMENTS

       Please refer to Note 4 of the Consolidated Financial Statements "Recent Accounting Pronouncements".

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


-------------------------------------------------------------------------------------------------------------------------

TABLE 12. SELECTED QUARTERLY INFORMATION
                                                                       2001                                 2000
                                            ----------------------------------------- -----------------------------------
(in thousands except, per share data)          FOURTH        THIRD       SECOND        FIRST        Fourth       Third
-------------------------------------------------------------------------------------------------------------------------

Interest income                              $ 129,335    $ 140,406    $ 147,260    $ 156,558    $ 161,169    $ 160,347
Interest expense                                51,659       62,146       70,835       80,938       84,909       80,722
Net interest income                             77,676       78,260       76,425       75,620       76,260       79,625
Provision for loan losses                        7,496        8,500        6,362        4,049        5,895        4,642
Noninterest income before
     securities gains (losses) (1)              25,599       34,658       28,587       22,442       23,015       23,215
Investment securities gains (losses) (2)           423           49        3,504        2,219            6           (5)
Noninterest expense before special charge       60,586       64,270       63,616       62,711       57,579       61,670
Special charges (3)                                 --           --           --           --        8,352          (99)
Net income (loss)                               25,742       27,962       27,148       23,805       20,355       25,729

PER SHARE OF COMMON STOCK
Net income (loss):
    Basic                                         0.57         0.60         0.59         0.51         0.44         0.54
    Diluted                                       0.56         0.60         0.58         0.51         0.44         0.54
Cash dividends declared                          0.275        0.275        0.275        0.260        0.260        0.260
Market value:(4)
    High                                         34.02        32.75        30.55        29.38        29.81        23.94
    Low                                          27.70        27.30        24.51        23.69        21.19        16.00
    Close                                        32.88        32.08        29.25        26.69        29.06        23.00



------------------------------------------------------------------------
                                                          2000
                                                   Second       First
------------------------------------------------------------------------


Interest income                              $ 153,406    $ 147,086
Interest expense                                73,878       67,625
Net interest income                             79,528       79,461
Provision for loan losses                        5,162        5,284
Noninterest income before
     securities gains (losses) (1)              22,819       21,295
Investment securities gains (losses) (2)            --           (1)
Noninterest expense before special charge       61,928       61,044
Special charges (3)                              3,289        3,999
Net income (loss)                               22,691       21,885

PER SHARE OF COMMON STOCK
Net income (loss):
    Basic                                         0.48         0.46
    Diluted                                       0.47         0.46
Cash dividends declared                          0.260        0.235
Market value:(4)
    High                                         20.00        22.50
    Low                                          16.00        15.50
    Close                                        16.23        19.50


================================================================================

(1) Noninterest income in 2001 includes a $2.6 million gain on the sale of the credit card portfolio in the second quarter, an $11.0 million gain on sale of NYCE stock in the third quarter and a $793,000 gain on the sale of F&M Bank-Minnesota in the fourth quarter.

(2) In 2001 investment securities gains include $2.1 million in the first quarter and $3.3 million in the second quarter from the securitization of mortgages and subsequent sale of mortgage-backed securities.

(3) Special charges in 2000 includes restructuring, conversion, integration and other non-recurring costs incurred in connection with mergers, acquisitions and other corporate initiatives.

(4) Citizens Banking Corporation common stock is traded on the National Market tier of the Nasdaq stock market (trading symbol: CBCF). At December 31, 2001, there were approximately 16,354 shareholders of the Corporation's common stock.

CITIZEN'S BANKCORP CORPORATION AND SUBSIDIARIES





YEAR ENDED DECEMBER 31, 2000 COMPARED WITH 1999

Citizens reported net income of $90.7 million, or $1.91 per diluted share, in 2000 compared with $62.0 million, or $1.28 per diluted share, in 1999. Net income included after-tax merger, restructuring, conversion and other non-recurring items of $9.5 million in 2000 and $35.2 million in 1999. Returns on average assets and equity were 1.12% and 13.94%, respectively, in 2000, as compared with 0.84% and 9.22% in 1999. Excluding nonrecurring items, the increase in net income in 2000 reflects improvement in net interest income from growth in earning assets and higher noninterest income, partially offset, by higher loan loss provision and noninterest expense.

       Net interest income increased 1.7% in 2000 to $314.9 million as compared with $309.6 million in 1999. Higher levels of earning assets, particularly commercial and commercial real estate loans, partially offset by an increase in short-term borrowings and a lower net interest margin, led to the increase in 2000. Yields on earning assets increased to 8.36%, from 8.05% in 1999 reflecting a rising interest rate environment in the first half of 2000 and a favorable shift in the earning asset mix to higher yielding loans. Loan growth outpaced deposit growth and Citizens used short-term FHLB advances and other purchased funds to support the higher level of earning assets. This change in the funding mix increased average borrowings to 19.1% of interest-bearing liabilities in 2000, up from 12.1% in 1999. Higher rates paid on interest-bearing deposits and long-term debt increased the cost of interest-bearing funding sources to 4.80% in 2000 from 4.07% in 1999. Net interest margin declined to 4.32% in 2000 as compared with 4.68% in 1999.

       The provision for loan losses decreased to $21.0 million in 2000 from $24.7 million in 1999. The 1999 provision included a $6.8 million special provision to conform F&M's allowance for loan losses to Citizens' methodology and credit risk standards. Net loan charge-offs to average total loans decreased nine basis points to 0.28% as compared to 0.37% in 1999. The improvement is the result of lower net charge-offs in Citizens' indirect consumer loan portfolio and to a lessor extent, lower net charge-offs at the F&M banks. The allowance for loan losses as a percentage of total loans was 1.25% at December 31, 2000 compared to 1.29% at the end of 1999.

       Noninterest income, before nonrecurring income and securities gains and losses, increased to $90.3 million in 2000 from $79.9 million in 1999, an improvement of 13.1%. On the same basis, noninterest income accounted for 22.3% of total operating revenues in 2000, compared with 20.5% in 1999. Noninterest income increased $10.4 million from 1999 primarily due to growth in deposit service charges, trust fees, bankcard fees and brokerage and investment fees.

       Excluding nonrecurring items, noninterest expense increased $11.5 million or 5.0% to $242.2 million in 2000, up from $230.7 million in 1999. Growth from the October 1999 and May 2000 branch purchases, partially offset by efficiencies achieved in 2000 from the conversion and integration of F&M and other cost savings initiatives, generated most of the increase. Compensation was unchanged from 1999 as the full year effect of additional staff from the branch purchases, higher health care costs and increased incentive pay were offset by decreased staffing levels at F&M and lower pension costs. Occupancy and equipment expenses were up a combined $4.0 million or 12.4%, due to the branch purchases and installation of new equipment and operating systems at F&M. Higher data processing costs reflect increased processing volumes and new services and information technology costs associated with the branch purchases and conversion of F&M onto Citizens' operating systems. Professional services were up due to the outsourcing in 2000 of Citizens' computer technology support functions and certain financial and credit audit procedures. Intangible asset amortization increased due to additional goodwill from the branch purchases and bankcard fees were higher due to additional transaction volume and costs from the full year effect of outsourcing bankcard operations in 1999.

       Citizens had total average assets of $8.073 billion during 2000, up from 1999 average assets of $7.342 billion. Total loans increased $505.3 million or 8.5% in 2000 with average loans comprising 81.8% of total earning assets in 2000, up from 80.4% in 1999. Growth occurred primarily in the commercial loan and commercial real estate portfolios due to enhanced sales efforts and strong loan demand. Average investment securities, including money market investments, comprised 18.2% of total average earning assets in 2000, down from 19.6% in 1999.
       Total average deposits were 3.6% higher in 2000 as compared with 1999. Average short-term borrowings, comprised primarily of FHLB advances, Federal funds purchased, and securities sold under agreements to repurchase; averaged $920.3 million in 2000, or 14.4% of total average interest-bearing liabilities, compared with $478.9 million or 8.4% during 1999. The increase reflects additional borrowings to fund growth in loans and other earning assets. Long-term debt accounted for $303.6 million or 4.7% of average interest-bearing funds during 2000, increasing from $210.3 million or 3.7% in 1999. Average shareholders' equity was $650.2 million in 2000, a 3.3% decrease over the 1999 average of $672.2 million.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                                      December 31,
(in thousands, except share amounts)                                                            2001             2000
----------------------------------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                                                   $    224,416      $    318,115
   Money market investments:
     Interest-bearing deposits with banks                                                           3,455             2,547
     Short-term government fund                                                                    38,190               ---
     Federal funds sold                                                                               891            24,986
                                                                                             ------------      ------------
        Total money market investments                                                             42,536            27,533
   Securities available for sale (amortized cost $1,225,230 in 2001; $1,366,063 in 2000)        1,259,506         1,384,108
   Loans:
     Commercial                                                                                 3,246,380         3,332,156
     Real estate construction                                                                     216,041           235,096
     Real estate mortgage                                                                         971,533         1,282,834
     Consumer                                                                                   1,488,452         1,572,720
                                                                                             ------------      ------------
        Total loans                                                                             5,922,406         6,422,806
     Less: Allowance for loan losses                                                              (80,299)          (80,070)
                                                                                             ------------      ------------
        Net loans                                                                               5,842,107         6,342,736
   Premises and equipment                                                                         128,805           137,094
   Intangible assets                                                                               79,405            90,808
   Other assets                                                                                   102,100           104,697
                                                                                             ------------      ------------
        TOTAL ASSETS                                                                         $  7,678,875      $  8,405,091
                                                                                             ============      ============
LIABILITIES
   Noninterest-bearing deposits                                                              $    903,900      $    973,938
   Interest-bearing deposits                                                                    5,061,226         5,270,203
                                                                                             ------------      ------------
        Total deposits                                                                          5,965,126         6,244,141
   Federal funds purchased and securities sold
     under agreements to repurchase                                                               233,077           394,466
   Other short-term borrowings                                                                     81,353           538,784
   Other liabilities                                                                               72,756            76,604
   Long-term debt                                                                                 629,099           471,117
                                                                                             ------------      ------------
        Total liabilities                                                                       6,981,411         7,725,112
SHAREHOLDERS' EQUITY
   Preferred stock - no par value:
       Authorized - 5,000,000 shares; Issued - none
   Common stock - no par value:
       Authorized - 100,000,000 shares
       Issued and outstanding - 45,097,614 in 2001; 46,510,111 in 2000                            155,720           201,549
   Retained earnings                                                                              521,191           466,692
   Other accumulated comprehensive net income                                                      20,553            11,738
                                                                                             ------------      ------------
       Total shareholders' equity                                                                 697,464           679,979
                                                                                             ------------      ------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $  7,678,875      $  8,405,091
                                                                                             ============      ============

----------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

(in thousands, except share amounts)                                                 2001               2000                1999
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                     $   492,437        $   535,235        $    462,223
  Interest and dividends on investment securities:
    Taxable                                                                           57,083             66,190              59,654
    Tax-exempt                                                                        21,715             20,350              17,151
  Money market investments                                                             2,324                233               2,531
                                                                                 -----------        -----------        ------------
      Total interest income                                                          573,559            622,008             541,559
INTEREST EXPENSE
  Deposits                                                                           204,929            229,137             196,871
  Short-term borrowings                                                               27,458             58,532              23,692
  Long-term debt                                                                      33,191             19,465              11,354
                                                                                 -----------        -----------        ------------
      Total interest expense                                                         265,578            307,134             231,917
                                                                                 -----------        -----------        ------------
NET INTEREST INCOME                                                                  307,981            314,874             309,642
Provision for loan losses                                                             26,407             20,983              24,675
                                                                                 -----------        -----------        ------------
      Net interest income after provision for loan losses                            281,574            293,891             284,967
                                                                                 -----------        -----------        ------------
NONINTEREST INCOME
  Service charges on deposit accounts                                                 27,773             26,260              21,378
  Trust fees                                                                          21,028             24,253              21,701
  Mortgage and other loan income                                                      13,159              4,997               6,078
  Bankcard fees                                                                       11,799             11,258               9,163
  Brokerage and investment fees                                                        8,157              7,693               4,325
  Investment securities gains (losses)                                                 6,195               --                (3,052)
  Equity security gains                                                               11,017               --                 5,693
  Gain on sale of credit card assets                                                   2,623               --                  --
  Gain on sale of bank                                                                   793               --                  --
  Other                                                                               14,937             15,883              16,706
                                                                                 -----------        -----------        ------------
      Total noninterest income                                                       117,481             90,344              81,992
                                                                                 -----------        -----------        ------------
NONINTEREST EXPENSE
  Salaries and employee benefits                                                     126,278            122,577             122,572
  Equipment                                                                           19,317             19,264              16,645
  Occupancy                                                                           17,713             16,770              15,414
  Data processing fees                                                                13,101             12,608               9,924
  Professional services                                                               12,277             10,088               7,330
  Intangible asset amortization                                                       11,063             10,733               8,363
  Bankcard fees                                                                        9,308              8,959               7,477
  Postage and delivery                                                                 7,746              6,924               5,985
  Telephone                                                                            5,556              6,364               5,601
  Advertising and public relations                                                     5,219              5,034               5,223
  Stationery and supplies                                                              4,426              5,602               5,674
  Special charges                                                                       --               15,541              40,198
  Other                                                                               19,179             17,298              26,570
                                                                                 -----------        -----------        ------------
      Total noninterest expense                                                      251,183            257,762             276,976
                                                                                 -----------        -----------        ------------
INCOME BEFORE INCOME TAXES                                                           147,872            126,473              89,983
Income taxes                                                                          43,215             35,813              27,989
                                                                                 -----------        -----------        ------------
NET INCOME                                                                       $   104,657        $    90,660        $     61,994
                                                                                 ===========        ===========        ============
NET INCOME PER SHARE:
  Basic                                                                          $      2.27        $      1.92        $       1.29
  Diluted                                                                               2.25               1.91                1.28
AVERAGE SHARES OUTSTANDING:
  Basic                                                                           46,085,405         47,310,375          48,169,121
  Diluted                                                                         46,589,962         47,542,815          48,617,207

--------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                                  Accumulated
                                                                                                     Other
                                                                Common         Retained          Comprehensive
(in thousands, except per share amounts)                         Stock         Earnings          Income (loss)     Total
-----------------------------------------------------------------------------------------------------------------------------
BALANCE - JANUARY 1, 1999                                    $  276,439      $  396,516          $   7,546       $ 680,501

  Net income                                                                     61,994                             61,994
  Net unrealized loss on securities available-for-sale,
    net of tax effect of $13,913                                                                   (24,989)        (24,989)
                                                                                                                 ---------
      Total comprehensive income                                                                                    37,005
  Exercise of stock options, net of
    shares purchased                                              3,349                                              3,349
  Cash dividends - $0.915 per share                                             (30,035)                           (30,035)
  Cash dividends of pooled company, pre-merger                                  (11,766)                           (11,766)
  Shares acquired for retirement                                (53,866)                                           (53,866)
  Pre-merger transactions of pooled company                       1,050           7,431                              8,481
                                                             ----------      ----------          ---------       ---------
BALANCE - DECEMBER 31, 1999                                     226,972         424,140            (17,443)        633,669

  Net income                                                                     90,660                             90,660
  Net unrealized gain on securities available-for-sale,
    net of tax effect of $15,718                                                                    29,181          29,181
                                                                                                                 --------
      Total comprehensive income                                                                                   119,841
  Exercise of stock options, net of
    shares purchased                                              1,879                                              1,879
  Cash dividends - $1.015 per share                                             (48,108)                           (48,108)
  Shares acquired for retirement                                (27,302)                                           (27,302)
                                                             ----------      ----------          ---------       ---------
BALANCE - DECEMBER 31, 2000                                     201,549         466,692             11,738         679,979

  Net income                                                                    104,657                            104,657
  Net unrealized gain on securities available-for-sale,
    net of tax effect of $5,690                                                                      10,542
  Minimum pension liability                                                                          (1,727)
                                                                                                 ----------
      Total comprehensive income                                                                      8,815          8,815
  Exercise of stock options, net of
    shares purchased                                             12,662                                             12,662
  Cash dividends - $1.085 per share                                            (50,158)                            (50,158)
  Shares acquired for retirement                                (58,491)                                           (58,491)
                                                             ----------      ----------          ---------       ---------
BALANCE - DECEMBER 31, 2001                                  $  155,720      $  521,191          $  20,553       $ 697,464
                                                             ==========      ==========          =========       =========
-----------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES
                                                                                                     YEAR ENDED DECEMBER 31,

(in thousands)                                                                              2001             2000             1999
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                              $ 104,657       $  90,660       $  61,994
  Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses                                                              26,407          20,983          24,675
      Depreciation and amortization                                                          16,241          15,995          14,148
      Amortization of goodwill and other intangibles                                         11,063          10,733           8,363
      Intangible asset impairment                                                                --              --           2,349
      Deferred income tax (credit)                                                             (279)          3,585          (7,953)
      Net amortization on investment securities                                                (563)           (147)          2,743
      Investment securities losses (gains)                                                   (6,195)             --           3,052
      Loans originated for sale                                                            (824,449)       (132,878)       (117,603)
      Proceeds from sales of mortgage loans held for sale                                   831,138         134,020         120,283
      Gains from loan sales                                                                  (6,689)         (1,142)         (2,471)
      Donation of equity security                                                                --           1,116              --
      Gains on sale of equity securities, credit card assets and bank                       (14,433)             --          (5,693)
      Accrued merger related and other charges                                               (3,337)        (14,050)         17,387
      Other                                                                                  (4,720)             87          (9,592)
                                                                                          ---------       ---------       ---------
           Net cash provided by operating activities                                        128,841         128,962         111,682
INVESTING ACTIVITIES:
  Net (increase) decrease in money market investments                                       (15,003)         36,270          45,745
  Securities available-for-sale:
    Proceeds from sales                                                                     297,492           6,755          85,288
    Proceeds from maturities                                                                352,369         183,185         373,228
    Purchases                                                                              (502,261)       (131,311)       (697,238)
  Securities held-to-maturity:
    Proceeds from maturities                                                                     --              --          25,304
    Purchases                                                                                    --              --         (71,454)
  Sale of credit card assets                                                                 29,454
  Net (increase) decrease in loans and leases                                               444,768        (522,569)       (520,999)
  Net increase in properties and equipment                                                   (7,952)        (10,519)        (20,221)
  Proceeds from sale of equity securities, credit card assets and bank                       14,433              --           5,693
  Acquisitions (net of cash acquired)                                                            --          26,008         317,214
                                                                                          ---------       ---------       ---------
          Net cash used by investing activities                                             613,300        (412,181)       (457,440)
FINANCING ACTIVITIES:
  Net increase (decrease) in demand and savings deposits                                    143,669        (231,753)       (115,749)
  Net increase (decrease) in time deposits                                                 (422,684)        315,889         (70,131)
  Net increase (decrease) in short-term borrowings                                         (618,820)         (4,029)        751,888
  Proceeds from issuance of long-term debt                                                  183,182         740,150          58,598
  Principal reductions in long-term debt                                                    (25,200)       (396,137)       (157,665)
  Cash dividends paid                                                                       (50,158)        (48,108)        (41,801)
  Proceeds from stock options exercised                                                      12,662           1,879           3,349
  Shares acquired for retirement                                                            (58,491)        (27,302)        (53,866)
                                                                                          ---------       ---------       ---------
          Net cash provided by financing activities                                        (835,840)        350,589         374,623
                                                                                          ---------       ---------       ---------
Net increase (decrease) in cash and due from banks                                          (93,699)         67,370          28,865
Cash and due from banks at beginning of period                                              318,115         250,745         221,880
                                                                                          ---------       ---------       ---------
Cash and due from banks at end of period                                                  $ 224,416       $ 318,115       $ 250,745
                                                                                          =========       =========       =========

Supplemental Cash Flow Information:
  Interest paid                                                                           $ 278,979       $ 297,396       $ 233,689
  Income taxes paid                                                                          40,481          30,647          38,444

---------------------------------------------------------------------------------------------------------------------------------

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

       The formula allowance is calculated by applying loss factors to outstanding loans (excluding specifically identified credits) based on loan type, accrual status and internal risk grade of such loans and pools of loans. Minimum loss factors for criticized loan categories are consistent with regulatory agency factors. For non-criticized loan categories loss factors are determined based on historical averages (generally three-year) adjusted quarterly for recent loss experience in the specific portfolios.

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

       INTANGIBLE ASSETS: Goodwill, the excess of cost over the fair value of net identifiable tangible and intangible assets acquired in acquisitions accounted for as purchases, is amortized on a straight-line basis over periods ranging from 10 to 20 years. The carrying amount of goodwill is reviewed for impairment as events or changes in facts and circumstances warrant. Impairment of goodwill is evaluated by geographic region and is based on a comparison of the recorded balance of goodwill to the applicable discounted cash flows over the remaining amortization period of the associated goodwill. To the extent that impairment may exist, the current carrying amount is reduced by the estimated shortfall. Effective January 1, 2002 with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill will no longer be amortized. See Note 4. Recent Accounting Pronouncements, "Accounting for Goodwill and Other Intangible Assets."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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


NOTE 2. MERGERS, ACQUISITIONS AND DIVESTITURES

In November 2001, Citizens sold F&M Bank-Minnesota with assets of $27 million. The bank was Citizens' sole location in Minnesota.

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

       On November 1, 1999, Citizens acquired F&M Bancorporation, Inc. (F&M) a $2.7 billion bank holding company headquartered in Kaukauna, Wisconsin. As part of the acquisition, Citizens issued 21 million shares of its common stock, based on a fixed exchange ratio of 1.303, for all of the outstanding shares of F&M. This transaction was accounted for as a pooling of interests and, accordingly, all periods presented include the results of F&M.

NOTE 3. MERGER, BUSINESS RESTRUCTURING AND OTHER CHARGES

       The following provides details on reserve activity in 2001, 2000 and 1999 in connection with mergers, business restructuring and other charges associated with various corporate initiatives.

------------------------------------------------------------------------------------------------------------------------------------
                                            Contract
                                          termination                           Goodwill &
                              Employee     and other               Facilities  core deposit   Equity    Charitable
                            benefits and  conversion  Professional    and        premium     investment   trust
(in thousands)                severance      costs       fees       equipment  write-downs  write-down contribution  Other    Total
------------------------------------------------------------------------------------------------------------------------------------
FOURTH QUARTER 1999 CHARGE  $  7,482      $ 13,598    $  6,345     $ 3,355     $  2,349     $ 520      $ 2,500     $ 4,049 $ 40,198
Amount Utilized:
  Cash Payments                 (144)       (4,241)     (5,711)                                         (2,500)     (2,788) (15,384)
  Noncash                         --            --          --      (3,355)      (2,349)     (520)          --      (1,203)  (7,427)
                            --------      --------     -------     -------     --------     -----      -------     ------- --------
RESERVE BALANCE AT
  DECEMBER 31, 1999            7,338         9,357         634          --           --        --           --          58   17,387
Additional 4th Qtr. Reserve    1,962                                                                                          1,962
Amount Utilized:
  Cash Payments               (3,660)       (5,387)       (607)                                                        (30)  (9,684)
  Noncash                     (2,324)       (3,951)        (25)         --           --        --           --         (28)  (6,328)
                            --------      --------     -------     -------     --------     -----      -------     ------- --------
RESERVE BALANCE AT
  DECEMBER 31, 2000            3,316            19           2          --           --        --           --          --    3,337
Amount Utilized:
  Cash Payments               (3,316)          (19)         (2)                                                              (3,337)
  Noncash                         --            --          --          --           --        --           --          --       --
                            --------      --------     -------     -------     --------     -----      -------     ------- --------
RESERVE BALANCE AT
  DECEMBER 31, 2001         $     --      $     --     $    --     $    --     $     --     $  --      $    --     $    -- $     --
                            ========      ========     =======     =======     ========     =====      =======     ======= ========

------------------------------------------------------------------------------------------------------------------------------------

       In the fourth quarter of 1999, Citizens recorded a pre-tax charge of $40.2 million consisting of $36.3 million ($25.9 million after-tax) in merger-related integration costs and $3.9 million ($2.5 million after-tax) of restructuring and other costs related to separate strategic initiatives and impairment write-offs. The charge was recorded as a separate component of noninterest expense, the "Special Charge."

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

       In the fourth quarter of 2000, Citizens recorded an additional pre-tax charge of $3.2 million ($2.1 million after-tax) for restructuring costs of $2.0 million and asset impairment and other charges of $1.2 million associated with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

new corporate and organizational re-engineering initiatives. The restructuring plans included reorganization of Citizens' trust and investment management business into one nationally chartered trust bank, streamlining of the Company's community bank organizational structure, consolidation of its direct and indirect lending operations, and exiting of certain unprofitable indirect lending dealer relationships. These initiatives were completed by year-end 2001.

       As shown in the table above, total deductions to Citizens' Special Charge reserve were $3.3 million in 2001, $16.0 million in 2000 and $22.8 million in 1999. Included in these deductions were cash payments of $3.3 million, $9.7 million and $15.4 million in 2001, 2000 and 1999, respectively.

       The components of the Special Charges in 2000 and 1999 recorded in noninterest expense were as follows:

(in thousands)                                             2000            1999
--------------------------------------------------------------------------------
MERGER, RESTRUCTURING & OTHER COSTS
 RELATED TO 1999 ACQUISITIONS &
 STRATEGIC INITIATIVES APPROVED IN 1999
Employee salaries, benefits & severance                  $  2,098       $  7,482
Contract termination and
 other conversion costs                                     9,981         13,598
Professional fees                                             477          6,345
Charitable Trust contribution                                  --          2,500
Other merger integration costs                              3,838          2,845
Asset impairment and other writeoffs:
 Facilities and equipment                                   1,207          3,355
 Goodwill & core deposit premium                               --          2,349
 Other real estate                                             --            964
 Equity investment                                             --            520
 Other writeoffs                                              982            240
Changes in 1999 reserve estimates:
 Contract settlement less than
  amount accrued                                           (3,900)            --
Changes in benefits and
  severance estimates                                      (2,324)            --
                                                         --------       --------
        Subtotal                                           12,359         40,198
ADDITIONAL RESTRUCTURING & OTHER COSTS
 FOR STRATEGIC INITIATIVES APPROVED IN 2000
Employee benefits and severance                             1,962             --
Software & equipment writeoffs                                654             --
Professional fees                                             463             --
Other                                                         103             --
                                                         --------       --------
        Subtotal                                            3,182             --
                                                         --------       --------
        Total                                            $ 15,541       $ 40,198
                                                         ========       ========

--------------------------------------------------------------------------------

No special charges were recorded in 2001.

NOTE 4. RECENT ACCOUNTING PRONOUNCEMENTS
       ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. This statement requires a company to recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. Citizens adopted this statement as amended effective January 1, 2001. At year-end 2001, Citizens did not have any outstanding material derivatives or hedging activities. Therefore the impact of adopting the provisions of this statement on Citizens' financial position, results of operations and cash flow was not material.

       ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES: SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--A Replacement of FASB Statement 125" was issued in September 2000 and replaces SFAS No. 125. SFAS No. 140, like SFAS No. 125, establishes accounting and reporting standards to assist in determining when to recognize or derecognize financial assets and liabilities in the financial statements after a transfer of financial assets has occurred. SFAS 140, however, requires certain additional disclosures related to transferred assets and is more restrictive in defining what constitutes a qualified special purpose entity (QSPE) as well as when transfers to a QSPE will be accorded sales treatment. SFAS No. 140 is effective for transfers occurring after March 31, 2001. The expanded disclosures, however, are effective for years ending after December 15, 2000, but are not required to be applied to prior periods. There was no impact to Citizens upon adoption of this statement as Citizens does not use unconsolidated special purpose entities.

       ACCOUNTING FOR BUSINESS COMBINATIONS: SFAS No. 141, "Business Combinations" supercedes APB Opinion No. 16, "Business Combinations", and FASB No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises", establishes financial accounting and reporting for all business combinations. This statement requires all business combinations be accounted for by a single method, the purchase method. The statement also requires that intangible assets be recognized apart from goodwill if they meet certain criteria and the disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. The statement is effective for all business combinations initiated after June 30, 2001. Citizens adopted this statement July 1, 2001 and will apply its provisions to any future business combination.

       ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLE ASSETS: SFAS No. 142, "Goodwill and Other Intangible Assets" - a replacement of APB Opinion No. 17, "Intangible Assets", addresses how intangible assets should be accounted for that are acquired outside of a business combination and also addresses how intangibles should be accounted for once the intangibles have been initially recognized in the financial statements. The statement no longer assumes a finite life for all intangibles, but now requires that intangible assets with indefinite lives be tested at least annually for impairment with impairment losses recognized immediately and intangible assets with finite lives be amortized over an appropriate period. Citizens has adopted this statement effective January 1, 2002. Citizens anticipates no impairment under Statement No. 142. The effect of this statement will be to reduce goodwill amortization by $7.2 million ($5.4 million after tax) in 2002 from the prior year.

NOTE 5. INVESTMENT SECURITIES

The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow:

------------------------------------------------------------------------------------------------------------------------------------
                                               DECEMBER 31, 2001                                      December 31, 2000
                             --------------------------------------------------- ---------------------------------------------------
                                             ESTIMATED       GROSS      GROSS                   Estimated       Gross        Gross
                               AMORTIZED       FAIR       UNREALIZED  UNREALIZED    Amortized      Fair      Unrealized   Unrealized
(in thousands)                    COST         VALUE         GAINS      LOSSES        Cost        Value        Gains        Losses
------------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
 U.S. Treasury               $    7,949   $    8,163   $      214   $       --   $   21,555   $   21,490   $       27   $       92
 Federal agencies:
  Mortgage-backed               551,377      565,393       14,714          698      579,096      582,618        5,659        2,137
  Other                         157,921      166,236        8,316            1      264,348      269,127        5,205          426
 State and municipal            432,425      443,956       13,378        1,847      420,835      430,775       11,925        1,985
 Mortgage and asset-backed       10,448       10,558          170           60       15,884       15,755            9          138
 Other                           65,110       65,200           90           --       64,345       64,343            4            6
                             ----------   ----------   ----------   --------     ----------   ----------   ----------   ----------
Total available for sale     $1,225,230   $1,259,506   $   36,882   $    2,606   $1,366,063   $1,384,108   $   22,829   $    4,784
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

------------------------------------------------------------------------------------------------------------------------------------

       The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2001 are shown below.

--------------------------------------------------------
                                            Estimated
                            Amortized         Fair
 (in thousands)                Cost           Value
--------------------------------------------------------
Due within one year         $   57,419     $   57,877
One to five years              175,845        189,789
Five to ten years              191,407        194,878
After ten years                176,869        179,060
                            ----------     ----------
                               601,540        621,604
Equity securities               61,865         61,951
Mortgage and asset-backed
  securities                   561,825        575,951
                            ----------     ----------
  Total                     $1,225,230     $1,259,506
                            ==========     ==========

--------------------------------------------------------

       Sales of investment securities resulted in realized gains and losses as follows:

------------------------------------------------------------
                                 Year Ended December 31,
(in thousands)                 2001        2000      1999
------------------------------------------------------------
Securities gains             $  6,202    $   67   $     561
Securities losses                  (7)      (67)     (3,613)
                             --------    ------   ---------
Net gain (loss)              $  6,195    $  ---   $  (3,052)
                             ========    ======   =========

------------------------------------------------------------

       Securities with amortized cost of $799.3 million at December 31, 2001, and $530.4 million at December 31, 2000, were pledged to secure public deposits, repurchase agreements, and other liabilities. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders' equity at December 31, 2001 or 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. LOANS AND NONPERFORMING ASSETS

Citizens extends credit primarily within the Midwestern states of Michigan, Wisconsin, Illinois and Iowa. In Michigan the primary market includes most parts of the Lower Peninsula. In Wisconsin the primary market area is the Fox Valley region extending from Green Bay to Appleton to Oshkosh as well as northeastern and southwestern Wisconsin. Other primary market areas are central Iowa and the western suburban market of Chicago, Illinois. Citizens seeks to limit its credit risk by establishing guidelines to review its aggregate outstanding commitments and loans to particular borrowers, industries and geographic areas. Collateral is secured based on the nature of the credit and management's credit assessment of the customer.

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

       A summary of nonperforming assets follows:

--------------------------------------------------------------
                                               December 31,
(in thousands)                                2001      2000
--------------------------------------------------------------
Nonperforming loans:
  Nonaccrual                                $68,793   $59,415
  Loans 90 days past due (still accruing)     4,168       889
  Restructured                                  337     1,068
                                            -------   -------
        Total nonperforming loans            73,298    61,372
Other real estate                             4,463     3,734
Other assets acquired by repossession         1,484     1,183
                                            -------   -------
        Total nonperforming assets          $79,245   $66,289
                                            =======   =======

--------------------------------------------------------------

       The effect of nonperforming loans on interest income follows:

--------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                    2001       2000       1999
--------------------------------------------------------------
Interest income:
At original contract rates      $6,392      $4,953      $3,383
As actually recognized           3,344       3,045       1,861
                                ------      ------      ------
  Interest foregone             $3,048      $1,908      $1,522
                                ======      ======      ======

--------------------------------------------------------------

       There are no significant commitments outstanding to lend additional funds to clients whose loans were classified as nonaccrual or restructured at December 31, 2001.

       At December 31, 2001, loans considered to be impaired totaled $62.1 million of which $43.5 million were on a nonaccrual basis. Included within this amount is $39.8 million of impaired loans for which the related allowance for loan losses is $10.4 million and $22.3 million of impaired loans for which fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 2001 was approximately $78.0 million. For the year ended December 31, 2001, Citizens recognized interest income of $3.3 million on impaired loans. Cash collected on nonaccrual impaired loans totaled $3.1 million which was applied to principal.

       At December 31, 2000, loans considered to be impaired totaled $52.9 million of which $36.3 million were on a nonaccrual basis. Included with this amount is $32.5 million of impaired loans for which the related allowance for loan losses is $5.1 million and $20.4 million of impaired loans for which the fair value exceeded the recorded investment in the loan. The average recorded investment in impaired loans during the year ended December 31, 2000 was approximately $38.9 million. For the year ended December 31, 2000, Citizens recognized interest income of $2.5 million on impaired loans. Cash collected on nonaccrual impaired loans totaled $2.3 million of which $1.2 million was applied to principal and $1.1 million was recognized using the cash basis method of income recognition.

       Certain directors and executive officers of Citizens and its significant subsidiaries, including their families and entities in which they have 10% or more ownership, were clients of the banking subsidiaries. Total loans to these clients aggregated $13.2 million and $19.1 million at December 31, 2001 and 2000, respectively. During 2001, new loans of $4.5 million were made and repayments totaled $10.4 million. Substantially all such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unrelated parties and did not involve more than normal risk of collectibility.

       The consolidated financial statements do not include loans serviced for others, which totaled $257.9 million and $362.3 million at December 31, 2001 and 2000, respectively. The carrying value of mortgage servicing rights approximates fair value at December 31, 2001 and 2000. At year-end 2000, Citizens recognized impairment of $260,000 on mortgage servicing rights to mark them to market.

       Changes in originated mortgage servicing rights for the years ended December 31 were as follows:

(in thousands)                                 2001                2000
-----------------------------------------------------------------------------
Balance - January 1                           $ 2,680            $ 3,335
  Mortgage servicing rights capitalized            --                161
  Amortization                                   (947)              (556)
  Impairment loss                                  --               (260)
                                              -------            -------
Balance - December 31                         $ 1,733            $ 2,680
                                              =======            =======

-----------------------------------------------------------------------------

NOTE 7. ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses follows:

-------------------------------------------------------------------------------
(in thousands)                         2001           2000           1999
-------------------------------------------------------------------------------
Balance - January 1                 $ 80,070       $ 76,397       $ 69,740
  Allowance of acquired (sold)
        banks and branches              (240)            --          2,400
  Provision for loan losses           26,407         20,983         24,675
  Charge-offs                        (32,732)       (25,448)       (26,862)
  Recoveries                           6,794          8,138          6,444
                                    --------       --------       --------
        Net charge-offs              (25,938)       (17,310)       (20,418)
                                    --------       --------       --------
Balance - December 31               $ 80,299       $ 80,070       $ 76,397
                                    ========       ========       ========

-------------------------------------------------------------------------------

NOTE 8. PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

-------------------------------------------------------------
                                      December 31,
(in thousands)                   2001            2000
-------------------------------------------------------------
Land                          $  21,806       $  21,812
Buildings                       146,775         142,814
Leasehold improvements            5,750           6,221
Furniture and equipment         124,939         132,026
                              ---------       ---------
                                299,270         302,873
Accumulated depreciation
  and amortization             (170,465)       (165,779)
                              ---------       ---------
Total                         $ 128,805       $ 137,094
                              =========       =========

-------------------------------------------------------------

       Certain branch facilities and equipment are leased under various operating leases. Total rental expense, including expenses related to these operating leases, was $4.8 million in 2001, $4.8 million in 2000 and $4.1 million in 1999. Future minimum rental commitments under non-cancelable operating leases are as follows at December 31, 2001: $4.3 million in 2002, $3.5 million in 2003, $1.6 million in 2004, $1.1 million in 2005, $0.8 million in 2006, and $2.2 million after 2006.

NOTE 9. DEPOSITS

A summary of deposits follows:

---------------------------------------------------------------
                                         December 31,
(in thousands)                       2001            2000
---------------------------------------------------------------
Noninterest-bearing demand       $  903,900      $  973,938
Interest-bearing demand             995,191         574,029
Savings                           1,411,429       1,618,884
Time deposits over $100,000         818,375         971,251
Other time deposits               1,836,231       2,106,039
                                 ----------      ----------
        Total                    $5,965,126      $6,244,141
                                 ==========      ==========

---------------------------------------------------------------

       Excluded from total deposits are demand deposit account overdrafts, which have been reclassified as loans. At December 31, 2001 and 2000, these overdrafts totaled $5.6 million and $7.4 million, respectively. Time deposits with remaining maturities of one year or more are $686.9 million at December 31, 2001. The maturities of these time deposits are as follows: $441.9 million in 2003, $156.7 million in 2004, $52.4 million in 2005, $28.9 million in 2006 and
$7.0 million after 2006.

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

       Information relating to federal funds purchased and securities sold under agreements to repurchase follows:

-----------------------------------------------------------------------------
(in thousands)                    2001            2000          1999
-----------------------------------------------------------------------------
At December 31:
  Balance                       $233,077       $394,466       $276,805
  Weighted average
        interest rate paid          1.81%          6.35%          5.20%
During the year:
  Maximum outstanding
        at any month-end        $354,612       $540,652       $326,339
  Daily average                  242,945        305,402        256,718
  Weighted average
        interest rate paid          4.32%          6.18%          4.74%

-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       A significant amount of short-term borrowings also consisted of FHLB advances and lines of credit to Citizens' subsidiary banks. Information relating to short-term FHLB borrowings follows:

------------------------------------------------------------------------------
(in thousands)                     2001          2000           1999
------------------------------------------------------------------------------
At December 31:
  Balance                       $     --       $450,074       $555,874
  Weighted average
        interest rate paid            --           6.54%          5.34%
During the year:
  Maximum outstanding
        at any month-end        $425,200       $622,874       $555,874
Daily average                    222,310        581,467        196,055
Weighted average
        interest rate paid          6.25%          6.47%          5.26%

------------------------------------------------------------------------------

       Citizens' Parent company maintains a short-term line of credit with three unaffiliated banks totaling $75 million. The interest rate on the outstanding balance of $30 million at December 31, 2001 reprices daily and is based upon the Federal funds rate. Interest is payable monthly and the remaining principal is due in August 2002. The Parent company services the debt's principal and interest payments with dividends from the subsidiary banks. The agreement also requires Citizens to maintain certain financial covenants. Citizens is in full compliance with all debt covenants as of December 31, 2001.


NOTE 11. LONG-TERM DEBT

A summary of long-term debt follows:

-------------------------------------------------------------
                                           December 31,
(in thousands)                           2001       2000
-------------------------------------------------------------
CITIZENS SUBSIDIARIES:
  FHLB Notes                           $628,818   $ 470,767
  Other                                     281         350
                                       --------   ---------
Total long-term debt                   $629,099   $ 471,117
                                       ========   =========

-------------------------------------------------------------

       Long-term advances from the FHLB are at fixed and variable rates ranging from 2.13% to 7.73% and have original maturities ranging from three to fifteen years. Interest is paid monthly. At December 31, 2001 and 2000, qualifying mortgage loans of $899 million and $1.3 billion, respectively, as well as FHLB stock collateralized long and short-term advances from the FHLB.

       Maturities of long-term debt during the next five years follow:

--------------------------------------------------------------
(in thousands)
--------------------------------------------------------------
2002                                                $ 125,729
2003                                                  101,209
2004                                                      973
2005                                                  120,769
2006                                                      981
Over 5 Years                                          279,438
                                                    ---------
  Total                                             $ 629,099
                                                    =========

--------------------------------------------------------------

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

       Effective January 1, 2002 the defined benefit plan for Citizens' Michigan and Illinois employees (CBC Plan) was amended to provide for a new cash balance pension benefit. This amendment increased the projected benefit obligation of the CBC Plan by $1.1 million. Full-time employees that retire within the next five years with at least 10 years of service under the CBC Plan may elect to receive a benefit under the old formula, which is, in part, based on the employees' final five-year average base pay.

       In 2000, Citizens changed its pension plan benefit for its F&M employees. Previously only two of the 24 former F&M banks provided defined benefit plans to their employees. Effective January 1, 2000, Citizens extended coverage to substantially all F&M employees. These employees receive a pension benefit under a new cash balance plan. The assets and benefit obligation liabilities of the two previous F&M Plans were rolled into the new plan. A plan amendment to retroactively provide benefits as of January 1, 2000 increased the projected benefit obligation by $0.8 million.

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

       The following information summarizes activity in Citizens' pension and postretirement benefit plans.

----------------------------------------------------------------------------------------------------
                                                 Pension                        Postretirement
                                                 Benefits                         Benefits
                                        ------------------------------------------------------------
(in thousands)                              2001           2000             2001            2000
----------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation,
 beginning of year                      $ 63,825        $ 47,846        $ 15,613        $ 14,423
Benefit obligation of former
 F&M plans, January 1                         --           6,621              --              --
Service cost                               2,988           2,922              12              12
Interest cost                              4,878           4,420           1,148           1,094
Participant contribution                      --              --             304             150
Actuarial (gains) losses                   3,916           3,453             160           1,285
Plan amendments                            1,123           2,561              --              --
Benefits paid                             (3,200)         (3,998)         (1,523)         (1,351)
                                        --------        --------        --------        --------
Benefit obligation,
 end of year                            $ 73,530        $ 63,825        $ 15,714        $ 15,613
                                        ========        ========        ========        ========

CHANGE IN PLAN ASSETS
Fair value of plan assets,
 beginning of year                      $ 69,036        $ 63,647        $     --        $     --
Actual return
 on plan assets                           (3,813)            943              --              --
Employer contribution                      1,439             288           1,219           1,201
Participant contribution                      --              --             304             150
Assets of F&M plans                           --           8,260              --              --
Expenses paid                               (335)           (104)             --              --
Benefits paid                             (3,200)         (3,998)         (1,523)         (1,351)
                                        --------        --------        --------        --------
Fair value of plan
 assets, end of year                    $ 63,127        $ 69,036        $     --        $     --
                                        ========        ========        ========        ========
RECONCILIATION OF FUNDED STATUS

(Under)/Over funded                     $(10,403)       $  5,211        $(15,714)       $(15,613)
Unrecognized:
 Net transition asset -
    16 yr amortization                       (42)           (163)             --              --
 Prior service
    cost (benefit)                         3,404           2,908             (37)            (42)
 Net actuarial (gain) loss                 4,001         (11,544)            930             793
Adjustment to recognize
 minimum liability                        (5,961)             --              --              --
                                        --------        --------        --------        --------
Net amount recognized
 in the consolidated
 balance sheets                         $ (9,001)       $ (3,588)       $(14,821)       $(14,862)
                                        ========        ========        ========        ========

----------------------------------------------------------------------------------------------------

       Pension plan assets consisted primarily of mutual and money market funds, and listed bonds and equity securities, including $686,000 and $606,000 of Citizens common stock at December 31, 2001 and 2000, respectively.

       The accrued pension benefit cost shown above includes the pension liabilities for plans where accumulated plan benefits exceed assets. In 2001, all plans had accumulated plan benefits in excess of assets. In 2000, only the supplemental benefit plans were under funded. The projected benefit obligation and accumulated benefit obligation for these plans were approximately $5.2 and $4.7 million, respectively, as of December 31, 2000. During 2000, the supplemental benefit plans were amended to enhance the benefit for active employees. This amendment increased Citizens' projected benefit obligation at December 31, 2000 by $1.8 million.

       The assumptions used in determining the actuarial present value of the benefit obligations and the net periodic pension expense follow:

---------------------------------------------------------------------
                                  Pension            Postretirement
                                 Benefits               Benefits
                            -----------------     -------------------
                             2001      2000        2001     2000
---------------------------------------------------------------------
WEIGHTED-AVERAGE
  ASSUMPTIONS
  DECEMBER 31
Discount rate               7.25%      7.75%      7.25%     7.75%
Expected return on
  plan assets               9.75       9.75         --        --
Rate of compensation
  increase                    (1)        (1)        --        --

---------------------------------------------------------------------

(1) Scaled by age of plan participant - 9.00% at age 24 or under declining to 4.00% at age 50 or older.

       Prior service pension costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans. For postretirement health care benefit plans, Citizens assumed a constant 5% annual health care cost trend rate in 2001 and for all future years. This assumption can have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

----------------------------------------------------------------
                                 One Percentage  One Percentage
(in thousands)                   Point Increase  Point Decrease
---------------------------------------------------------------
Effect on total of service and
  interest cost components          $   97           $  (86)
Effect on the postretirement
  benefit obligation                 1,389           (1,234)

---------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       The components of net periodic benefit cost charged to operations each year for all plans follow:

------------------------------------------------------------------------------------
                                                    Year Ended December 31,
(in thousands)                                2001            2000            1999
------------------------------------------------------------------------------------
DEFINED BENEFIT PENSION PLANS
  Service cost                             $ 2,988         $ 2,922         $ 2,304
  Interest cost                              4,878           4,420           4,018
  Expected return on plan assets            (6,873)         (6,568)         (5,554)
  Amortization of unrecognized:
    Net transition asset                      (123)           (218)           (218)
    Prior service cost                         626             180             114
    Net actuarial gain                        (586)           (808)           (464)
                                           -------         -------         -------
        Net pension cost (income)              910             (72)            200
                                           -------         -------         -------
POSTRETIREMENT BENEFIT PLANS
  Service cost                                  12              12              12
  Interest cost                              1,148           1,094             919
  Amortization of unrecognized:
    Prior service cost                          (5)           (385)           (460)
    Net actuarial gain                          --              --             (57)
                                           -------         -------         -------
        postretirement
        benefit cost                         1,155             721             414
                                           -------         -------         -------
DEFINED CONTRIBUTION RETIREMENT
AND 401(K) PLANS
  Employer contributions                     2,850           3,584           4,662
                                           -------         -------         -------
        Total periodic benefit cost        $ 4,915         $ 4,233         $ 5,276
                                           =======         =======         =======

------------------------------------------------------------------------------------

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

NOTE 13. INCOME TAXES
Significant components of income taxes are as follows:

----------------------------------------------------------------------
                                         Year Ended December 31,
(in thousands)                      2001         2000           1999
----------------------------------------------------------------------
Current tax expense:
  Federal                       $  42,926     $  31,773      $ 33,870
  State                               568           455         2,072
                                ---------     ---------      --------
Total current tax expense          43,494        32,228        35,942
Deferred tax expense (credit)        (279)        3,585        (7,953)
                                ---------     --------       --------
Total income tax expense        $  43,215     $  35,813      $ 27,989
                                =========     =========      ========

----------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Citizens' deferred tax assets and liabilities as of December 31, 2001 and 2000 follow:

--------------------------------------------------------------------
(in thousands)                                 2001          2000
--------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses                 $29,349        $29,211
  Accrued special charges                        --          1,227
  Accrued postemployment
    benefits other than pensions              5,288          5,395
  Other deferred tax assets                   9,366          7,794
                                            -------        -------
         Deferred tax assets                 44,003         43,627
                                            -------        -------
Deferred tax liabilities:
  Tax over book depreciation                  4,212          4,551
  Acquisition premium on loans                4,027          3,689
  Net unrealized gains on securities         11,067          6,306
  Other deferred tax liabilities              3,949          3,851
                                            -------        -------
        Deferred tax liabilities             23,255         18,397
                                            -------        -------
        Net deferred tax assets             $20,748        $25,230
                                            =======        =======

--------------------------------------------------------------------

       A reconciliation of income tax expense to the amount computed by applying the federal statutory rate of 35% to income before income taxes follows:

--------------------------------------------------------------------------------
                                              Year Ended December 31,
(in thousands)                         2001             2000             1999
--------------------------------------------------------------------------------
Tax at federal statutory rate
   applied to income before
   income taxes                      $ 51,755         $ 44,266         $ 31,494
Increase (decrease) in taxes
   resulting from:
        Tax-exempt interest            (8,793)          (8,229)          (7,230)
        Other                             253             (224)           3,725
                                     --------         --------         --------
   Total income tax expense          $ 43,215         $ 35,813         $ 27,989
                                     ========         ========         ========

--------------------------------------------------------------------------------

NOTE 14. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations follows:

--------------------------------------------------------------------------------
                                              Year Ended December 31,
(in thousands)                          2001          2000          1999
-------------------------------------------------------------------------------
NUMERATOR:
  Numerator for basic and
  dilutive earnings per share --
  net income available to
  common shareholders               $ 104,657       $ 90,660       $ 61,994
                                    =========       ========       ========

DENOMINATOR:
  Denominator for basic
  earnings per share --
  weighted average shares              46,085         47,310         48,169
  Effect of dilutive
  securities - potential
  conversion of employee
  stock options                           505            233            448
                                    ---------       --------       --------
  Denominator for diluted
  earnings per share --
  adjusted weighted-average
  shares and assumed                   46,590         47,543         48,617
                                    =========       ========       ========

BASIC EARNINGS PER SHARE            $    2.27       $   1.92       $   1.29
                                    =========       ========       ========

DILUTED EARNINGS PER SHARE          $    2.25       $   1.91       $   1.28
                                    =========       ========       ========

--------------------------------------------------------------------------------

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

       STOCK REPURCHASE PLANS: Citizens purchased shares under a stock repurchase program initiated May 2000. This program authorized Citizens to purchase up to 3,000,000 shares for treasury. During the year, 1,765,900 shares were purchased under this plan, completing that program. Citizens initiated a new stock repurchase program of 3,000,000 shares in October 2001. A total of 187,700 shares were purchased under this program through year-end. For the year ended December 31, 2001, a total of 1,953,600 shares were purchased under the plans at an average price of $29.94. As of December 31, 2001, there were 2,812,300 shares available for purchase under the current program. The treasury shares have been accorded the accounting treatment as if retired.

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

       Options may be granted until January 16, 2002 and expire ten years from the date of grant. Options granted since April 1992 are exercisable subject to a predetermined vesting schedule based on achievement of certain return on average asset or earnings per share targets. At December 31, 2001, options outstanding under the plan totaled 2,502,940 shares of which 1,115,941 shares are exercisable subject to future achievement of the performance targets. These options become exercisable after five years if the performance targets are not met. Canceled or expired options become available for future grants.

       OTHER STOCK OPTIONS: On May 18, 2000, Citizens granted stock options to all employees who did not receive grants under the key employee stock option plan. Each full-time employee received 200 shares and each part-time employee received 100 shares. The $16.66 exercise price of the grant was the market price of Citizens' stock on the grant date. The options are exercisable subject to Citizens achieving $2.65 earnings per share on a rolling four-quarter basis or three years, whichever comes first. No shares of this option grant are yet exercisable. The options expire ten years from

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the date of grant. A total of 550,700 shares were granted of which 398,900 shares were outstanding as of December 31, 2001.

       Citizens maintains a stock option plan for its directors. Under this plan, each non-employee director of Citizens serving on the board immediately following an annual meeting of shareholders receives an option grant of 1,500 shares. Options outstanding under the plan totaled 90,000 shares as of December 31, 2001. Other stock options of Citizens include those granted by F&M to its directors and key employees and converted into Citizens' options at the time of the merger. A total of 51,033 shares of these options were outstanding at year-end 2001.

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

       Statement 123 requires certain pro forma disclosures regarding net income and earnings per share as if Citizens had accounted for its stock options under the fair value method of that statement. The following table provides these disclosures along with significant assumptions used to estimate the fair value of these options:

------------------------------------------------------------------------------------------
                                            2001               2000               1999
------------------------------------------------------------------------------------------
Pro forma amounts:
  Net income (in thousands)        $      102,808         $   89,020         $   60,590
  Net income per share:
        Basic                                2.23               1.88               1.26
        Diluted                              2.21               1.87               1.25
Assumptions:
  Dividend yield                              3.5%               3.5%               3.0%
  Expected volatility                        28.0%              25.0%              19.5%
  Risk-free interest rate                    5.02%              6.80%              5.59%
  Expected lives                            5 YRS.             5 yrs.             5 yrs.

------------------------------------------------------------------------------------------

A summary of stock option transactions under the plans for 2001, 2000 and 1999 follows:

---------------------------------------------------------------------------------------------------------------------------
                                               Options                                            Option Price
                                -------------------------------------               ---------------------------------------
                                  Available                                           Per Share
                                  for Grant               Outstanding                  Range                      Average
---------------------------------------------------------------------------------------------------------------------------
January 1, 1999                    845,402                 2,128,461                $  5.40-36.31               $   20.33
  Authorized                       201,237                        --                           --                      --
  Granted                         (455,229)                  455,229                  22.93-32.59                   29.99
  Exercised                             --                  (287,906)                  5.40-27.51                   11.70
  Canceled                          29,287                   (29,287)                 24.85-35.63                   31.88
                                ----------                ----------                -------------               ---------
December 31, 1999                  620,697                 2,266,497                   5.40-36.31                   23.22
  Authorized                       803,897                        --                           --                      --
  Granted                       (1,224,350)                1,224,350                  16.66-16.91                   16.67
  Exercised                             --                  (158,544)                  5.40-21.83                   12.32
  Canceled                          52,336                  (141,299)                 16.66-35.63                   20.54
                                ----------                ----------                -------------               ---------
December 31, 2000                  252,580                 3,191,004                   8.50-36.31                   21.36
  AUTHORIZED                       566,858                        --                           --                      --
  GRANTED                         (651,200)                  651,200                  25.42-25.72                   25.43
  EXERCISED                             --                  (591,602)                  8.50-28.21                   18.07
  CANCELED                         117,277                  (207,729)                 16.66-36.31                   20.45
                                ----------                ----------                -------------               ---------
DECEMBER 31, 2001                  285,515                 3,042,873                $ 11.75-36.31               $   22.94
                                ==========                ==========                =============               =========

---------------------------------------------------------------------------------------------------------------------------

The following table summarizes information on stock options outstanding as of December 31, 2001:

        ---------------------------------------------------------------------------------------------------------

                                            Options Outstanding                           Options Exercisable
                                ---------------------------------------------        ----------------------------
                                              Weighted-
                                               Average           Weighted-                           Weighted-
                                              Remaining           Average                            Average
             Range               Amount         Life           Exercise Price         Amount       Exercise Price
        ---------------------------------------------------------------------------------------------------------
        $ 11.75 - 17.00        1,007,535        8.0 years       $   16.54              194,350          $16.03
          17.00 - 25.00          717,801        4.5                 20.22              717,801           20.22
          25.00 - 36.31        1,317,537        7.8                 29.31              615,881           31.22
                               ---------                                             --------
        $ 11.75 - 36.31        3,042,873        7.1                 22.94            1,528,032           24.12
      -----------------------------------------------------------------------------------------------------------


NOTE 16. COMMITMENTS AND CONTINGENT LIABILITIES
The Consolidated Financial Statements do not reflect various loan commitments (unfunded loans and unused lines of credit) and letters of credit originated in the normal course of business. Loan commitments are made to accommodate the financial needs of clients. Generally, new loan commitments do not extend beyond 90 days and unused lines of credit are reviewed at least annually. Letters of credit guarantee future payment of client financial obligations to third parties. They are issued primarily for services provided or to facilitate the shipment of goods, and generally expire within one year. Both arrangements have essentially the same level of credit risk as that associated with extending loans to clients and are subject to Citizens' normal credit policies. Inasmuch as these arrangements generally have fixed expiration dates or other termination clauses, most expire unfunded and do not necessarily represent future liquidity requirements. Collateral is obtained based on management's assessment of the client and may include receivables, inventories, real property and equipment.
       Amounts available to clients under loan commitments and letters of credit follow:

-------------------------------------------------------------

                                   December 31,
(in thousands)                         2001         2000
-------------------------------------------------------------
LOAN COMMITMENTS
  AND LETTERS OF CREDIT:
Commitments to extend credit        $ 1,683,239   $1,699,174
Standby letters of credit                53,718       55,469
Commercial letters of credit             91,807       95,385
-------------------------------------------------------------

       Loan commitments outstanding include $75.6 million of credit card commitments and $263.2 million of home equity credit lines in 2001. The same amounts for 2000 were $247.4 million and $230.0 million, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of Citizens' financial instruments follow:

---------------------------------------------------------------------------------------------------------------------------------

                                                                        DECEMBER 31, 2001                 December 31, 2000
                                                                    ---------------------------       ---------------------------

                                                                     CARRYING       ESTIMATED          Carrying       Estimated
(in millions)                                                         AMOUNT       FAIR VALUE           Amount       Fair Value
---------------------------------------------------------------------------------------------------------------------------------
Financial assets:
   Cash and money market investments                                  $   267.0      $   267.0          $   345.6      $   345.6
   Investment securities                                                1,259.5        1,259.5            1,384.1        1,384.1
   Net loans                                                            5,842.1        5,965.8            6,342.7        6,376.5
Financial liabilities:
   Deposits                                                             5,965.1        6,008.6            6,244.1        6,256.4
   Short-term borrowings                                                  314.4          314.6              933.3          933.5
   Long-term debt                                                         629.1          648.0              471.1          471.5
Off-balance sheet financial instrument liabilities:
   Loan commitments                                                         ---            3.2                ---            2.5
   Standby and commercial letters of credit                                 ---            0.7                ---            0.8

---------------------------------------------------------------------------------------------------------------------------------


       The various methods and assumptions used by Citizens in estimating fair value for its financial instruments are set forth below:

       CASH AND MONEY MARKET INVESTMENTS: The carrying amounts reported in the balance sheet for cash and money market investments approximate those assets' fair values because they mature within six months and do not present unanticipated credit concerns.

       INVESTMENT SECURITIES: The carrying amounts reported in the balance sheet for investment securities approximate those assets' fair values as all investment securities are classified as available for sale. SFAS No. 115 requires securities carried in the available for sale category to be carried at fair value - see Note 5. The fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

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

       Citizens is managed along the following business lines: Commercial Banking, Retail Banking, Financial Services, F&M and Other.

       COMMERCIAL BANKING: Commercial Banking provides a full range of credit and related financial services to middle market corporate, small business, government and leasing clients. Products and services offered include commercial loans, commercial mortgages, small business loans, letters of credit, deposit accounts, cash management and international trade services.

       RETAIL BANKING: Retail Banking includes consumer lending and deposit gathering, electronic banking and residential mortgage loan origination and servicing. This line of business offers a variety of retail financial products and services including deposit accounts, direct and indirect installment loans, debit and credit cards, home equity lines of credit, residential mortgage loans, fixed and variable annuities and ATM network services.

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

       F&M: F&M provides a full range of consumer and commercial banking services to individuals, and commercial and agricultural businesses, in Wisconsin and Iowa through a network of branch locations. Products and services offered include deposit accounts; commercial, commercial mortgage, agricultural, small business, residential mortgage and consumer loans; financial planning and trust; brokerage, insurance, ATM, credit card and cash management services.

       OTHER: All other includes activities that are not directly attributable to one of the four major lines of business. Included in this category is the parent company, Citizens' securities portfolio and asset liability management activities, inter-company eliminations, and the economic impact of certain assets, capital and support functions not specifically identifiable with the four primary lines of business.
       The accounting policies on the individual business units are the same as those of Citizens described in Note 1 to the Consolidated Financial Statements. Funds transfer pricing is used in the determination of net interest income by assigning a cost for funds used or credit for funds provided to assets and liabilities within each business unit. Assets and liabilities are match-funded based on their maturity, prepayment and/or repricing characteristics. As a result, the Commercial, Retail and Financial Services units are largely insulated from changes in interest rates. Changes in net interest income due to changes in interest rates are reported in Citizens' Treasury unit, which is a component of "Other". Changes in net interest income due to changes in interest rates for F&M are included in the operating income of F&M. Noninterest income and expenses directly attributable to a line of business are assigned to that business. Expenses for centrally provided services are allocated to the business lines as follows: product processing and technology expenditures are allocated based on standard unit costs applied to actual volume measurements; corporate overhead is allocated based on the ratio of a line of business' noninterest expenses to total noninterest expenses incurred by all business lines. The provision for loan losses was allocated in an amount based primarily upon the actual net charge-offs of each respective line of business, adjusted for loan growth and changes in risk profile. Selected segment information is included in the following table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------

LINE OF BUSINESS INFORMATION                                                                       Net Income
                                                                                                     Before
                                                                                                       Non-       Non-
                                           Commercial    Retail    Financial                        recurring  recurring
(in thousands)                               Banking     Banking    Services     F&M     Other        Items       Items       Total
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 2001
Net interest income (taxable equivalent)   $  92,714   $ 125,418   $   1,140  $  94,000  $   9,544  $ 322,816  $      --  $ 322,816
Provision for loan losses                      6,949       7,046          --     13,033       (621)    26,407         --     26,407
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income after provision         85,765     118,372       1,140     80,967     10,165    296,409         --    296,409
Noninterest income                            13,777      40,532      23,139     19,326        902     97,676     19,805    117,481
Noninterest expense                           44,584     104,732      14,267     70,580     17,020    251,183         --    251,183
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes           54,958      54,172      10,012     29,713     (5,953)   142,902     19,805    162,707
Income tax expense (taxable equivalent)       19,235      18,960       3,504     10,758       (744)    51,713      6,337     58,050
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)                        $  35,723   $  35,212   $   6,508  $  18,955  $  (5,209) $  91,189  $  13,468  $ 104,657
Allocation of nonrecurring items                  --       5,197          --      1,110      7,161               (13,468)        --
                                           ---------   ---------   ---------  ---------  ---------             ---------  ---------
  Net income (loss)                        $  35,723   $  40,409   $   6,508  $  20,065  $   1,952             $      --  $ 104,657
                                           =========   =========   =========  =========  =========             =========  =========

AVERAGE ASSETS (IN MILLIONS)               $   2,128   $   2,804   $       9  $   2,633  $     363                        $   7,936
                                           =========   =========   =========  =========  =========                        =========

-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 2000
Net interest income (taxable equivalent)   $  91,718   $ 132,582   $   1,330  $ 104,177  $    (857) $ 328,950  $      --  $ 328,950
Provision for loan losses                      6,044      10,278        --        4,103        558     20,983         --     20,983
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income after provision         85,674     122,304       1,330    100,074     (1,415)   307,967         --    307,967
Noninterest income                            12,352      31,914      26,618     16,633      2,827     90,344         --     90,344
Noninterest expense                           42,965     102,834      18,174     63,733     14,515    242,221     15,541    257,762
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes           55,061      51,384       9,774     52,974    (13,103)   156,090    (15,541)   140,549
Income tax expense (taxable equivalent)       19,272      17,983       3,420     19,335     (4,044)    55,966     (6,077)    49,889
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)                        $  35,789   $  33,401   $   6,354  $  33,639  $  (9,059) $ 100,124  $  (9,464) $  90,660
Allocation of special charge and
 related items                                    --          --          --     (7,672)    (1,792)                9,464         --
                                           ---------   ---------   ---------  ---------  ---------              ---------  ---------
  Net income (loss)                        $  35,789   $  33,401   $   6,354  $  25,967  $ (10,851)            $      --  $  90,660
                                           =========   =========   =========  =========  =========             =========  =========

AVERAGE ASSETS (IN MILLIONS)               $   2,025   $   2,596   $      17  $   2,745  $     690                        $   8,073
                                           =========   =========   =========  =========  =========                        =========

-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 1999
Net interest income (taxable equivalent)   $  76,788   $ 112,889   $   1,357  $ 110,718  $  20,095  $ 321,847  $      --  $ 321,847
Provision for loan losses                      1,708      14,256        --        2,975     (1,064)    17,875      6,800     24,675
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income after provision         75,080      98,633       1,357    107,743     21,159    303,972     (6,800)   297,172
Noninterest income                            10,526      28,500      24,177     15,994      6,391     85,588      2,097     87,685
Noninterest expense                           38,821      95,703      18,159     63,002     21,093    236,778     46,293    283,071
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes           46,785      31,430       7,375     60,735      6,457    152,782    (50,996)   101,786
Income tax expense (taxable equivalent)       16,375      11,000       2,581     22,785      2,887     55,628    (15,836)    39,792
                                           ---------   ---------   ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)                        $  30,410   $  20,430   $   4,794  $  37,950  $   3,570  $  97,154  $ (35,160) $  61,994
Allocation of special charge and
 related items                                    --          --          --    (26,748)    (8,412)               35,160         --
                                           ---------   ---------   ---------  ---------  ---------             ---------  ---------
  Net income (loss)                        $  30,410   $  20,430   $   4,794  $  11,202  $  (4,842)            $      --  $  61,994
                                           =========   =========   =========  =========  =========             =========  =========

AVERAGE ASSETS (IN MILLIONS)               $   1,655   $   2,138   $      16  $   2,602  $     931                        $   7,342
                                           =========   =========   =========  =========  =========                        =========

-----------------------------------------------------------------------------------------------------------------------------------

NOTE 19. REGULATORY MATTERS
The Federal Reserve Bank requires Citizens' banking subsidiaries to maintain certain noninterest-bearing deposits. These reserve balances vary depending upon the level of client deposits in the subsidiary banks. During 2001 and 2000, the average reserve balances were $41.9 million and $56.8 million, respectively.
       The bank subsidiaries are also subject to limitations under banking laws on extensions of credit to members of the affiliate group and on dividends that can be paid to Citizens. Generally extensions of credit are limited to 10% to any one affiliate and 20% in aggregate to all affiliates of a subsidiary bank's capital and surplus (net assets) as defined. Unless prior regulatory approval is obtained, dividends declared in any calendar year may not exceed the retained net profit, as defined, of that year plus the retained net profit of the preceding two years. At January 1, 2002, the bank subsidiaries could distribute to Citizens approximately $24.8 million in dividends without regulatory approval. Their 2002 net income will also become available for such dividends.
       Citizens and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
       Quantitative measures established by regulation to ensure capital adequacy require Citizens and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2001, that Citizens and its banking subsidiaries meet all capital adequacy requirements to which it is subject.
       As of December 31, 2001, the most recent notification from the Federal Reserve Board categorized Citizens and its banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Citizens and its banking subsidiaries must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would result in a change.




-----------------------------------------------------------------------------------------------------------------

RISK BASED CAPITAL REQUIREMENTS                                                        To Be Well Capitalized
                                                               For Capital             Under Prompt Corrective
                                         Actual             Adequacy Purposes              Action Provisions
                                    ----------------  -----------------------------  ----------------------------
(in thousands)                        Amount   Ratio    Amount        Ratio             Amount          Ratio
-----------------------------------------------------------------------------------------------------------------
CITIZENS BANKING CORPORATION
AS OF DECEMBER 31, 2001:
     Total Capital to risk
        weighted assets (1)         $ 669,332  11.1%  $ 481,512  greater than or     $ 601,889   greater than or
                                                                   equal to 8.0%                   equal to 10.0%
     Tier 1 Capital to risk
        weighted assets (1)          594,033    9.9    240,756   greater than or       361,134   greater than or
                                                                   equal to 4.0                    equal to 6.0
     Tier 1 Leverage (2)             594,033    7.8    304,854   greater than or       381,068   greater than or
                                                                   equal to 4.0                    equal to 5.0

As of December 31, 2000:
     Total Capital to risk
         weighted assets (1)       $ 659,901   10.3%  $ 512,362   greater than or    $ 640,453   greater than or
                                                                   equal to 8.0%                   equal to 10.0%

     Tier 1 Capital to risk
        weighted assets (1)          579,844    9.1    256,181   greater than or      384,272   greater than or
                                                                   equal to 4.0                  equal to 6.0

     Tier 1 Leverage (2)             579,844    7.1    326,142   greater than or      407,677   greater than or
                                                                   equal to 4.0                   equal to 5.0

CITIZENS BANK
AS OF DECEMBER 31, 2001:
     Total Capital to risk
        weighted assets (1)         $ 425,456  10.4%  $ 327,353   greater than or    $ 409,191   greater than or
                                                                   equal to 8.0%                   equal to 10.0%
     Tier 1 Capital to
        risk weighted assets (1)      374,294    9.2    163,676   greater than or      245,515   greater than or
                                                                   equal to 4.0                    equal to 6.0
     Tier 1 Leverage (2)              374,294    7.5    199,801   greater than or      249,751   greater than or
                                                                   equal to 4.0                    equal to 5.0
As of December 31, 2000:
     Total Capital to
        risk weighted assets (1)    $ 435,996  10.6%  $ 330,086   greater than or    $ 412,608   greater than or
                                                                   equal to 8.0%                   equal to 10.0%
     Tier 1 Capital to
        risk weighted assets (1)      384,417    9.3    165,043   greater than or      247,565   greater than or
                                                                   equal to 4.0                    equal to 6.0
     Tier 1 Leverage (2)              384,417    7.5    205,479   greater than or      256,849   greater than or
                                                                   equal to 4.0                    equal to 5.0
-----------------------------------------------------------------------------------------------------------------

  (1) Total Capital is comprised of Tier 1 Capital plus a portion of the allowance for loan losses. Tier 1 Capital consists of total equity less unrealized gains and losses accumulated in other comprehensive income, certain intangible assets and adjustments related to the valuation of mortgage servicing assets.

  (2) Tier 1 Capital to quarterly average assets

NOTE 20. CITIZENS BANKING CORPORATION (PARENT ONLY) STATEMENTS

------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEETS
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                                          December 31,
(in thousands)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash                                                                                               $        5    $        5
  Money market investments                                                                                2,969         7,916
  Investment securities                                                                                      73            63
  Investment in subsidiaries - principally banks                                                        719,422       715,726
  Goodwill - net                                                                                            265         1,061
  Other assets                                                                                            5,349         5,771
                                                                                                     ----------    ----------
TOTAL ASSETS                                                                                         $  728,083    $  730,542
                                                                                                     ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Short-term revolving credit                                                                        $   30,000     $  48,000
  Other liabilities                                                                                         619         2,563
                                                                                                     ----------     ---------
  Total liabilities                                                                                      30,619        50,563
  Shareholders' equity                                                                                  697,464       679,979
                                                                                                     ----------     ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                           $  728,083     $ 730,542
                                                                                                     ==========     =========
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                               Year Ended December 31,
(in thousands)                                                                            2001           2000          1999
------------------------------------------------------------------------------------------------------------------------------
INCOME
  Dividends from subsidiaries - principally banks                                       $107,400       $ 79,400      $ 54,686
  Interest from bank subsidiary                                                               32             18           193
  Service fees from bank subsidiaries                                                      9,435          9,517         9,668
  Equity security gain                                                                    11,017            ---         5,693
  Other                                                                                      890            646           205
                                                                                        --------       --------      --------
  Total                                                                                  128,774         89,581        70,445
                                                                                        --------       --------      --------
EXPENSES
  Interest                                                                                 1,904          3,099         1,486
  Amortization of goodwill                                                                   796            796           796
  Salaries and employee benefits                                                           9,955          9,333         9,780
  Service fees paid to bank subsidiaries                                                   1,265          1,215         1,156
  Special charge                                                                             ---           (211)        3,464
  Other noninterest expense                                                                3,888          1,884         1,474
                                                                                        --------         ------      --------
  Total                                                                                   17,808         16,116        18,156
                                                                                        --------        -------      --------
Income before income taxes and equity in undistributed earnings of subsidiaries          110,966         73,465        52,289
Income tax benefit                                                                        (1,197)         2,727           846
Equity in undistributed earnings of subsidiaries                                          (5,112)        14,468         8,859
                                                                                        --------       --------      --------
NET INCOME                                                                              $104,657       $ 90,660      $ 61,994
                                                                                        ========       ========      ========
------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                           Year Ended December 31,
(in thousands)                                                                        2001          2000           1999
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income                                                                          $ 104,657      $ 90,660       $ 61,994
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Amortization of goodwill                                                                  796           796            796
 Equity security gain                                                                  (11,017)          ---         (5,693)
 Accrued merger related charges                                                            ---           ---          1,669
 Equity in undistributed earnings of subsidiaries                                        5,112       (14,468)        (8,859)
 Other                                                                                  (1,525)       (2,657)        (3,114)
                                                                                       -------      --------        -------
     Net cash provided by operating activities                                          98,023        74,331         46,793
                                                                                       -------      --------        -------
INVESTING ACTIVITIES
 Net decrease in interest-bearing deposit at subsidiary bank                               ---           ---          4,500
 Net (increase) decrease in money market investments                                     4,947        (6,814)         6,333
 Purchases of investment securities                                                        ---           (19)        (5,996)
 Proceeds from sales and maturities of investment securities                               ---            33          5,995
 Proceeds from sale of Magic Line, Inc. stock                                              ---           ---          5,693
 Proceeds from sale of NYCE stock                                                       11,017           ---            ---
                                                                                        -------     --------       --------
     Net cash provided (used) by investing activities                                   15,964        (6,800)        16,525
                                                                                        -------     --------       --------
FINANCING ACTIVITIES
 Proceeds from short-term borrowings                                                     6,000         6,000         42,000
 Principal reductions in short-term borrowings                                         (24,000)          ---            ---
 Proceeds from issuance of long-term debt                                                  ---           ---         22,000
 Principal reductions in long-term debt                                                    ---           ---        (35,000)
 Cash dividends paid                                                                   (50,158)      (48,108)       (41,801)
 Proceeds from stock options exercised                                                  12,662         1,879          3,349
 Shares acquired for retirement                                                        (58,491)      (27,302)       (53,866)
                                                                                     ---------      --------       --------
     Net cash used by financing activities                                            (113,987)      (67,531)       (63,318)
                                                                                     ---------      --------       --------
Net increase in cash                                                                       ---           ---            ---
Cash at beginning of year                                                                    5             5              5
                                                                                     ---------      --------       --------
Cash at end of year                                                                  $       5      $      5       $      5
                                                                                     =========      ========       ========

----------------------------------------------------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



BOARD OF DIRECTORS CITIZENS BANKING CORPORATION

         We have audited the accompanying consolidated balance sheets of Citizens Banking Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Banking Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

Detroit, Michigan
January 17, 2002

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