Form 10-K/A, Exhibit 13
period 2002-12-31
CITIZENS BANKING CORP
filed 2003-06-10
CIK 351077

                                                                      Exhibit 13
                                                                 (Form 10-K/A-1)

                          CITIZENS BANKING CORPORATION

                         2002 Annual Report Information

                                       And

                              Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CITIZENS BANKING CORPORATION AND SUBSIDIARIES

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

                                TABLE OF CONTENTS

  I. Financial Review including Management's Discussion and Analysis

        Five Year Summary of Selected Financial Data.....................................................     26

        Management's Discussion and Analysis.............................................................     27
            Critical Accounting Policies.................................................................     27
            Recent Accounting Pronouncements and Developments............................................     28
            Strategic Initiatives and Other Key Actions in 2002..........................................     28
            Special Charges, Acquisitions, Divestiture and Other Initiatives.............................     29
            Results of Operations........................................................................     31
                Earnings Performance.....................................................................     31
                Net Interest Income......................................................................     31
                Noninterest Income.......................................................................     35
                Noninterest Expense......................................................................     37
                Federal Income Taxes.....................................................................     39
                Line of Business Results.................................................................     39
            Financial Condition..........................................................................     41
            Liquidity and Debt Capacity..................................................................     53
            Interest Rate Risk...........................................................................     54
            Interest Rate Sensitivity....................................................................     56
            Selected Quarterly Information...............................................................     57

 II. Consolidated Financial Statements

        Consolidated Balance Sheets......................................................................     58
        Consolidated Statements of Income................................................................     59
        Consolidated Statements of Changes in Shareholders' Equity.......................................     60
        Consolidated Statements of Cash Flows............................................................     61

III. Notes to Consolidated Financial Statements..........................................................     62

 IV. Report of Independent Auditors......................................................................     93

  V. Report of Management................................................................................     94

FINANCIAL REVIEW
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

TABLE 1. FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA (1)
(in thousands, except per share data)                           2002          2001          2000          1999         1998
-------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
  Net interest income                                       $   301,782   $   307,981   $   314,874   $   309,642   $   292,424
  Provision for loan losses                                     120,200        26,407        20,983        24,675        16,528
  Noninterest income before securities gains (losses)            99,340       111,286        90,344        85,044        71,413
  Investment securities gains (losses)                            2,436         6,195            --        (3,052)          475
  Noninterest expense before special charges                    245,981       251,183       242,221       236,778       218,219
  Special charge                                                 13,402            --        15,541        40,198            --
  Income tax provision (benefit)                                 (1,063)       43,215        35,813        27,989        39,283
  Net income                                                     25,038       104,657        90,660        61,994        90,282
  Cash dividends (2)                                             50,659        50,158        48,108        30,035        22,991
PER COMMON SHARE DATA
  Net income:
    Basic                                                   $      0.56   $      2.27   $      1.92   $      1.29   $      1.86
    Diluted                                                        0.56          2.25          1.91          1.28          1.84
  Cash dividends (2)                                              1.130         1.085         1.015         0.915          0.82
  Book value, end of year                                         14.88         15.46         14.62         13.32         14.07
  Market value, end of year                                       24.78         32.88         29.06         22.38         33.75
AT YEAR END
  Assets                                                    $ 7,522,034   $ 7,678,875   $ 8,405,091   $ 7,899,357   $ 6,930,533
  Portfolio Loans (3)                                         5,432,561     5,771,963     6,422,806     5,917,483     5,264,706
  Deposits                                                    5,936,913     5,965,126     6,244,141     6,128,998     5,772,792
  Long-term debt                                                599,313       629,099       471,117       127,104       226,171
  Shareholders' equity                                          650,469       697,464       679,979       633,669       680,501
AVERAGE FOR THE YEAR
  Assets                                                    $ 7,569,341   $ 7,935,843   $ 8,073,021   $ 7,342,167   $ 6,792,829
  Earning assets                                              7,160,596     7,510,332     7,584,932     6,875,643     6,367,284
  Portfolio Loans (3)                                         5,530,790     5,977,744     6,202,157     5,528,963     5,159,584
  Deposits                                                    5,924,442     6,008,096     6,121,373     5,906,664     5,616,894
  Interest-bearing deposits                                   5,054,743     5,126,928     5,175,252     5,002,135     4,787,143
  Repurchase agreements and
    other short-term borrowings                                 251,315       538,673       920,323       478,920       202,639
  Long-term debt                                                620,913       596,380       303,597       210,289       228,969
  Shareholders' equity                                          691,834       702,381       650,251       672,227       655,034
FINANCIAL RATIOS
  Return on average:
    Shareholders' equity                                           3.62%        14.90%        13.94%         9.22%        13.78%
    Earning assets                                                 0.35          1.39          1.20          0.90          1.42
    Assets                                                         0.33          1.32          1.12          0.84          1.33
  Average shareholders' equity/avg. assets                         9.14          8.85          8.05          9.16          9.64
  Dividend payout ratio (2)                                      202.33         47.93         53.06         59.13         40.49
  Net interest margin (FTE)                                        4.45          4.32          4.32          4.68          4.78
  Tier I leverage                                                  7.18          7.79          7.11          7.21          8.95
  Risk-based Tier I capital ratio                                  9.18          9.87          9.05          9.22         11.01
  Risk-based Total capital ratio                                  10.43         11.12         10.30         10.47         12.26
===============================================================================================================================

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CITIZENS BANKING CORPORATION AND SUBSIDIARIES

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

The allowance for loan losses represents management's estimate of probable losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Default frequency, internal risk ratings, expected future cash collections, loss recovery rates, and general economic factors, among other things, are considered in this evaluation, as are the size and diversity of individual large credits. In the event that we overestimate future cash flows or underestimate losses on loan pools, we may be required to increase our provision for loan losses, which would have a negative impact on results of operations in the period in which the increase occurred, as was the case in the third quarter of 2002. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included under - "Provision and Allowance for Loan Losses."

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

After Mr. Hartman's arrival, he and other key members of management spent a number of months reviewing our franchise and with the assistance of industry consultants developed a restructuring plan to improve the overall performance of the Company. In concept, the restructuring plan is simple and straightforward - manage the Company on a line of business basis and make process improvements to improve efficiency and create opportunities to grow revenues. The expectation is to make the franchise more market driven and client centric, which are vital characteristics for improving client service, cross-selling and attracting new clients. Some of the operational or process changes have already been implemented and some are still ongoing.

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

Credit risk restructuring and process improvement initiatives:

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

- We increased the allowance for loan losses with a third quarter charge of $89.3 million to the provision. The additional allowance reflects discerned credit deterioration manifested by elevated past-due and nonperforming loans, a weakened economy and an unusually high amount of commercial credits that deteriorated to charge-off status during the third quarter. Additionally, we implemented enhancements to the loan loss allocation model that result in relatively higher allocations. These enhancements included the incorporation of more recent historical loss data in the determination of projected loss rates for pools of loans evaluated collectively for loss.

The implementation of these three credit risk restructuring and process improvement initiatives are expected to benefit future results of operation, cash flows and financial condition through lower loan charge-offs and lower nonperforming assets. However, in the near term (i.e. the next three to four quarters) the effects of this initiative may be to increase net charge-offs and nonperforming assets as the new credit process allows us to detect credit problems earlier. The amount and timing of the expected benefits of these initiatives cannot be precisely determined.

Other restructuring and process improvement initiatives:

- We established the position of branch manager in all of our retail offices. This decision supports the practice of one contact person for all client service needs and more effectively coordinates sales and delivery of services to our clients.

- We implemented new cost reduction initiatives aimed at improving core earnings and operating efficiency. Cost reduction initiatives included renegotiating contracts for procurement of various banking services, equipment and suppliers, including microcomputer equipment and support services, telecommunication services, courier services and forms and supplies. We also executed an ATM redeployment plan and began the first phase of our image capture project, both of which are expected to produce operational cost savings beginning in 2003.

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

As a result of these restructuring and cost reduction initiatives, we anticipate lower noninterest expense, due to reduced salaries and employee benefits, equipment, occupancy, postage and delivery, telephone and stationery and supplies expense. We began to realize expense reduction in salaries and employee benefits and equipment expense in the fourth quarter of 2002 from the restructuring of our three major lines of business and the fourth quarter branch closures. Additional expense reductions in salaries and employee benefits and equipment expense and the other aforementioned expense categories will be realized beginning in the first quarter of 2003. Annual expense reduction from these initiatives is anticipated to be approximately $8 million to $10 million in 2003 compared with 2002.

Other key actions:

- We recorded a special charge of $13.4 million and other charges of $9.4 million, as more fully described below.

- We prepaid $75 million of high cost FHLB debt to improve balance sheet flexibility, further reduce our funding costs and improve our interest rate sensitivity. The prepayment penalty amounted to $3.3 million and was included as part of the $9.4 million of other charges in the third quarter of 2002. The effect of the prepayment was a reduction of approximately $1.0 million in interest expense in the fourth quarter of 2002. The favorable effect on interest expense is expected to continue at the same level into the third quarter of 2003.

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

In the third quarter of 2002, we also charged to earnings $9.4 million ($6.1 million after-tax) of other significant items we consider unusual in nature. Net interest income was charged $701,000, comprised of an adjustment of $668,000 to premium amortization on mortgage-backed securities and a $33,000 write-off of accrued interest on a pool of government subsidized loans. Noninterest income was charged $1.6 million, which included market value adjustments of $662,000 in an equity investment and $650,000 to life insurance cash surrender values, and write-offs of $200,000 for obsolete assets and $75,000 for cash management fees accrued but not collectable. Noninterest expense was charged $7.1 million, comprised of a $3.3 million prepayment penalty on high cost FHLB debt, a $2.0 million contribution to our charitable trust, a $979,000 market valuation adjustment in other real estate, $406,000 in additional depreciation on equipment to be retired early and $452,000 in other items.

We adjusted premium amortization on mortgage-backed securities as a result of our quarterly review of prepayment assumptions. Low mortgage interest rate levels resulted in an increase in prepayments and shortened the expected average life of the securities. Because the increase in prepayments was inconsistent with historical norms, the adjustment was determined to be unusual in nature. Our analysis of prepayments is derived from information supplied by an independent third party. The securities involved in the adjustment were collateralized mortgage-backed securities, which were purchased in the secondary markets and were not part of any securitization done by us.

The equity investment writedown relates to a venture capital partnership that specializes in financing technology companies. During the third quarter, we received an accounting from the partnership showing significant writedowns in the carrying value of some of the investments in technology companies within the partnership. The partnership reduced the value of its investments due to the poor financial performance of some of the companies in which it was invested and the poor prospects of recovering some of these investments given the unfavorable market conditions for technology companies. As a result of these factors, we reduced the book value of our investment in the partnership from $1.1 million to $438,000, and, because of the broad scope and degree of decline in the technology sector, we determined the adjustment to be unusual in nature.

The cash surrender value of separate-account life insurance policies is determined based upon the value of the underlying securities held in the policies. During the third quarter, the value of the underlying securities experienced a swift and significant decline due to the decrease in values in the equity markets. As a result, we reduced the book value on these policies from $2.2 million to $1.55 million, and considered the adjustment unusual due to the sharp and significant amount of the decline as a percent of the total cash surrender value of the policies.

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

                                                                                          Year Ended December 31,
                                                                                  ---------------------------------------
(in thousands)                                                                       2002           2001           2000
-------------------------------------------------------------------------------------------------------------------------
Interest income                                                                   $ 464,092      $ 573,559      $ 622,008
Interest expense                                                                    161,609        265,578        307,134
                                                                                  ---------      ---------      ---------
  Net interest income                                                               302,483        307,981        314,874
Provision for loan losses                                                           120,200         26,407         20,983
Noninterest income                                                                   95,527         97,676         90,344
Noninterest expense                                                                 238,844        251,183        242,221
Income tax provision                                                                  4,184         36,878         41,890
                                                                                  ---------      ---------      ---------
NET INCOME BEFORE ADJUSTMENT FOR SIGNIFICANT ITEMS                                   34,782         91,189        100,124
                                                                                  ---------      ---------      ---------
Adjustments for significant charges and one-time gains:
  Gains from sale of securitized portfolio mortgages                                  2,436          5,372             --
  Gains from sale of merchant business, an equity investment and other assets         5,400         14,433             --
  Special charges                                                                   (13,402)            --        (15,541)
  Other significant charges                                                          (9,425)            --             --
  Tax benefit (expense)                                                               5,247         (6,337)         6,077
                                                                                  ---------      ---------      ---------
    Net increase (decrease) to income                                                (9,744)        13,468         (9,464)
                                                                                  ---------      ---------      ---------
NET INCOME AS REPORTED                                                            $  25,038      $ 104,657      $  90,660
                                                                                  =========      =========      =========
=========================================================================================================================

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

Net income decreased 76% in 2002 due largely to actions taken in the third quarter of 2002 to improve our credit quality risk profile, restructure the Company along its three major lines of business, improve client service and reduce future operating costs. The actions included a large incremental loan loss provision ($89.3 million compared to previous quarterly provisions of $5-$9 million) in the third quarter, and the aforementioned special charge of $13.4 million and other charges of $9.4 million. Full year net income for 2002 was also impacted by lower gains on sale of securitized portfolio mortgages and other assets in 2002 than in 2001 and a decline in net interest income due to a lower volume of earning assets.

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

NET INTEREST INCOME

The primary source of our revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, including interest-bearing deposits and borrowings, used to fund those assets. The amount of net interest income is affected by fluctuations in the amount and composition of earning assets and funding sources and in the yields earned and rates paid, respectively on these assets and liabilities. Changes in net interest income are most often measured through two statistics - interest spread and net interest margin. The interest spread represents the difference between yields on earning assets and the rates paid for interest-bearing liabilities. The net interest margin is expressed as the percentage of net interest income to average earning assets. Both the interest spread and net interest margin are presented on a tax-equivalent basis. Because noninterest-bearing funding sources, demand deposits, and other liabilities and shareholders' equity, or free funding also support earning assets, the net interest margin exceeds the interest spread. Table 2 on the following page presents net interest income, interest spread and net interest margin with average balances and related interest rates for the past three years.

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

The decline in net interest income in both 2002 and 2001 was attributable to a lower level of earning assets partially offset by a more favorable asset mix and reduced reliance on wholesale (short-term) funding. Over the past two years, we have taken several steps to improve our earning asset mix and increase our net interest margin. In 2001, we restructured our balance sheet by securitizing and selling $247 million of mortgage loans previously held within our mortgage portfolio, selling 59% of our new mortgage loan production, into the secondary market for $638.4 million, selling our $30 million Michigan-based credit card portfolio, and selling a $27 million affiliate - F&M Bank-Minnesota. Additionally, we limited growth in our indirect lending portfolio and refocused the commercial loan portfolio in Wisconsin to de-emphasize certain types of commercial real estate lending. In 2002, we sold 81% of our new mortgage loan production, into the secondary market for $1.024 billion and securitized an additional $28.6 million, or 2%, of new mortgage loan production which we transferred to our investment portfolio. Additionally, $114.3 million of fixed and variable rate, seasoned mortgage loans previously held within our mortgage portfolio were securitized through Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC"). As of December 31, 2002, we still retained $63.0 million of these newly created mortgage-backed securities in our investment portfolio. In 2002, we also refinanced $75 million of high cost Federal Home Loan Bank advances, reducing the interest rate we pay on these funds by 486 basis points.

Net interest margin improved through most of 2002 and 2001, spurred by the balance sheet restructuring and significantly lower funding costs as our cost of funds, especially the cost of deposits and short-term borrowings, declined more than the yields on our loans and investments. Funding costs and yields on earning assets declined primarily in response to a lower interest rate environment engineered by the Federal Reserve Board which cut short-term interest rates eleven times in 2001, for a total reduction of 4.75%, and again in November 2002 by 50 basis points. Lower yields on earning assets were also affected by competitive pressures. Lower funding costs are also due to a higher level of core deposits in 2002 and refinancing of $75 million Federal Home Loan Bank advances in September 2002.

TABLE 2. AVERAGE BALANCES/NET INTEREST INCOME/AVERAGE RATES

                                                    2002                            2001                          2000
                                     --------------------------------- ------------------------------ ------------------------------
Year Ended December 31                AVERAGE                AVERAGE    Average               Average   Average              Average
(in millions)                         BALANCE   INTEREST(1)  RATE(2)    Balance   Interest(1) Rate(2)   Balance  Interest(1) Rate(2)
------------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
   Money market investments          $    50.6   $     0.8       1.61% $     46.9   $   1.8    3.75%  $      4.1   $   0.3   5.67%
   Investment securities(3):
     Taxable                             963.6        55.5       5.75       896.1      57.6    6.43      1,007.0      66.2   6.57
     Tax-exempt                          416.6        21.3       7.87       419.2      21.7    7.97        393.2      20.3   7.96
   Mortgage loans held for sale          146.4         9.2       6.27       131.3       9.0    6.85           --        --     --
   Portfolio Loans(4):
     Commercial                        3,343.3       207.8       6.31     3,440.8     269.7    7.93      3,178.2     279.3   8.89
     Real estate mortgage                686.2        49.8       7.24     1,001.8      76.9    7.67      1,488.7     113.8   7.64
     Consumer                          1,501.3       119.0       7.93     1,535.2     136.9    8.91      1,535.2     142.1   9.26
                                     ---------   ---------             ----------   -------           ----------   -------
        Total earning assets(3)        7,108.0       463.4       6.72     7,471.3     573.6    7.87      7,606.4     622.0   8.36
NONEARNING ASSETS
   Allowance for loan losses             (87.6)                             (81.2)                         (80.2)
   Investment security
     fair value adjustment                52.6                               39.0                          (21.5)
   Nonearning assets                     496.3                              506.7                          568.3
                                     ---------                         ----------                     ----------
        Total assets                 $ 7,569.3                         $  7,935.8                     $  8,073.0
                                     =========                         ==========                     ==========
INTEREST BEARING LIABILITIES
   Deposits:
     Interest-bearing demand         $ 1,148.0        18.0       1.57  $    744.8      14.0    1.88   $    581.5       8.5   1.46
     Savings                           1,363.5        15.5       1.14     1,474.5      34.8    2.36      1,701.7      55.2   3.24
     Time                              2,543.3        94.4       3.71     2,907.6     156.1    5.37      2,892.1     165.4   5.72
   Short-term borrowings                 251.3         4.0       1.60       538.7      27.5    5.09        920.3      58.5   6.36
   Long-term debt                        620.9        29.7       4.79       596.4      33.2    5.57        303.6      19.5   6.41
                                     ---------   ---------             ----------   -------           ----------   -------
        Total interest
          bearing liabilities          5,927.0       161.6       2.73     6,262.0     265.6    4.24      6,399.2     307.1   4.80
NONINTEREST BEARING LIABILITIES
AND SHAREHOLDERS' EQUITY
   Noninterest-bearing demand            869.7                              881.2                          946.1
   Other liabilities                      80.8                               90.3                           77.4
   Shareholders' equity                  691.8                              702.4                          650.3
                                     ---------                         ----------                     ----------
        Total liabilities and
          shareholders' equity       $ 7,569.3                         $  7,935.8                     $  8,073.0
                                     =========                         ==========                     ==========
NET INTEREST INCOME                              $   301.8                          $ 308.0                        $ 314.9
                                                 =========                          =======                        =======
INTEREST SPREAD                                                  3.99%                         3.63%                         3.56%
Contribution of noninterest-bearing
  sources of funds                                               0.46                          0.69                          0.76
                                                             --------                          ----                          ----
NET INTEREST MARGIN                                              4.45%                         4.32%                         4.32%
                                                             ========                          ====                          ====
====================================================================================================================================

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

TABLE 3. ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

                                                   2002 COMPARED TO 2001                       2001 Compared to 2000
                                       ------------------------------------------   ------------------------------------------
                                                           INCREASE (DECREASE)                          Increase (Decrease)
Year Ended December 31                                      DUE TO CHANGE IN                             Due to Change in
                                            NET       ---------------------------        Net       ---------------------------
(in thousands)                           CHANGE(1)       RATE(2)       VOLUME(2)      Change(1)       Rate(2)       Volume(2)
------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
     Money market investments          $       (950)  $     (1,077)  $        127   $      1,541   $       (120)  $      1,661
     Investment securities:
      Taxable                                (2,186)        (6,332)         4,146         (8,557)          (653)        (7,904)
      Tax-exempt                               (414)          (280)          (134)         1,365             21          1,344

     Mortgage loans held for sale               172           (810)           982          9,003             --          9,003

     Loans:
      Commercial                            (61,821)       (54,922)        (6,899)        (9,614)       (32,461)        22,847
      Real estate                           (27,164)        (4,079)       (23,085)       (36,917)           472        (37,389)
      Consumer                              (17,812)       (13,436)        (4,376)        (5,270)        (4,384)          (886)
                                       ------------   ------------   ------------   ------------   ------------   ------------
        Total                              (110,175)       (80,936)       (29,239)       (48,449)       (37,125)       (11,324)
                                       ------------   ------------   ------------   ------------   ------------   ------------
INTEREST EXPENSE:
     Deposits:
      Demand                                  4,042         (2,573)         6,615          5,495          2,774          2,721
      Savings                               (19,298)       (15,985)        (3,313)       (20,410)       (16,786)        (3,624)
      Time                                  (61,824)       (44,609)       (17,215)        (9,293)       (10,473)         1,180
     Short-term borrowings                  (23,425)       (13,171)       (10,254)       (31,074)       (10,060)       (21,014)
     Long-term debt                          (3,471)        (4,794)         1,323         13,726         (2,866)        16,592
                                       ------------   ------------   ------------   ------------   ------------   ------------
        Total                              (103,976)       (81,132)       (22,844)       (41,556)       (37,411)        (4,145)
                                       ------------   ------------   ------------   ------------   ------------   ------------
NET INTEREST INCOME                    $     (6,199)  $        196   $     (6,395)  $     (6,893)  $        286   $     (7,179)
                                       ============   ============   ============   ============   ============   ============
==============================================================================================================================

(1) Changes are based on actual interest income and do not reflect taxable equivalent adjustments.

(2) The change in interest not solely due to changes in volume or rates has been allocated in proportion to the absolute dollar amounts of the change in each.

Interest income declined $110.2 million in 2002 and $48.4 million in 2001 primarily due to a lower rate environment and, to a lesser extent, a lower level of earning assets. Yields on commercial loans and certain consumer home equity loans were particularly impacted as many of these loans are tied to the prime interest rate, which declined in step with the aforementioned decline in the federal discount rate. Average earning assets decreased to $7.108 billion in 2002, down from $7.471 billion in 2001 and $7.606 billion in 2000. The decrease is principally due to the aforementioned balance sheet restructuring efforts in 2001 and 2002, and, to a lesser extent, to weakened loan demand caused by the impact of the economic slowdown. Commercial loans in the Michigan market continued to grow in 2002 over 2001 but at a slower pace due to a still sagging manufacturing sector. Commercial loans in the Wisconsin market decreased in both years as we tightened credit standards and de-emphasized certain types of commercial real estate lending. Within the consumer portfolio, home equity loans continued to show strong growth but were offset by declines in the direct auto and indirect lending portfolios due to increased competition from finance subsidiaries of auto manufacturers and from other indirect lenders. As a result, the ratio of average loans to average earning assets declined in 2002 to 79.3% from 81.3% in 2001 and 81.8% in 2000. Investment securities, including money market investments, comprise the remaining 20.7% of earning assets, up from 18.7% in 2001 and 18.2% in 2000. The average yield on earning assets decreased to 6.72% in 2002 from 7.87% in 2001and 8.36% in 2000.

Interest expense decreased $104.0 million in 2002 and $41.6 million in 2001, reflecting lower rates paid on funding sources and less reliance on wholesale funding due to the balance sheet restructuring in 2002 and 2001. The average rates paid on interest bearing liabilities decreased to 2.73% in 2002 from 4.24% in 2001 and 4.80% in 2000. We experienced significant rate reductions in all categories of interest bearing liabilities in both 2002 and 2001, except for interest bearing demand accounts in 2001, reflecting the previously discussed lower interest rate environment. The increase in the average rate paid on interest-bearing demand accounts in 2001 resulted from growth of a highly successful new product offering with a tiered rate structure, which pays higher rates of interest. Average deposits decreased $83.7 million in 2002 and $113.3 million in 2001. In 2002, growth in core deposits was more than offset by declines in higher cost brokered and large denomination time deposits, which reduced funding costs and minimized our reliance on purchased deposits. Additionally, in both 2002 and 2001, interest bearing deposits decreased as clients sought higher yielding investment alternatives such as fixed and variable annuities offered through our retail and brokerage units and, to a lesser extent for 2001, the sale of F&M Bank-Minnesota. Average short-term and long-term borrowings comprised 14.7% of interest bearing liabilities in 2002 down from 18.1% in 2001 and 19.1% in 2000. Average short-term borrowings declined $287.4 million in 2002 and $381.7 million in 2001 as we reduced reliance on borrowed funds through the balance sheet restructuring and utilized the low rate environment to convert a portion of our wholesale funding to long-term debt.

NONINTEREST INCOME

An analysis of the components of noninterest income is presented in the table below. To provide more meaningful trend analysis certain significant transactions not normally incurred are presented separately.

NONINTEREST INCOME

                                               Year Ended December 31,                $ Change                 % Change
                                        -----------------------------------    ----------------------     --------------------
(dollars in thousands)                     2002         2001         2000      2002-2001    2001-2000     2002-2001  2001-2000
------------------------------------------------------------------------------------------------------------------------------
Service charges on deposit accounts     $  26,456    $  27,773    $  26,260    $  (1,317)   $   1,513       (4.74)%     5.76%
Trust fees                                 18,956       21,028       24,253       (2,072)      (3,225)       (9.9)     (13.3)
Mortgage and other loan income             16,845       13,159        4,997        3,686        8,162        28.0      163.3
Bankcard fees                               6,142       11,799       11,258       (5,657)         541       (47.9)       4.8
Brokerage and investment fees               9,502        8,157        7,693        1,345          464        16.5        6.0
ATM network user fees                       3,658        3,448        3,202          210          246         6.1        7.7
Financial services                          2,888        3,134        2,813         (246)         321        (7.8)      11.4
Other                                      11,080        8,355        9,868        2,725       (1,513)       32.6      (15.3)
                                        ---------    ---------    ---------    ---------    ---------
    TOTAL FEES & OTHER INCOME              95,527       96,853       90,344       (1,326)       6,509        (1.4)       7.2
Securities gains before
  securitized mortgage sales                   --          823           --         (823)         823      (100.0)        --
                                        ---------    ---------    ---------    ---------    ---------
    SUBTOTAL                               95,527       97,676       90,344       (2,149)       7,332        (2.2)       8.1
                                        ---------    ---------    ---------    ---------    ---------
Significant gains (charges):
  Security gains - sale of
    securitized mortgages                   2,436        5,372           --       (2,936)       5,372       (54.7)        --
  Sale of merchant business                 5,400           --           --        5,400           --          --         --
  Sale of credit card portfolio                --        2,623           --       (2,623)       2,623      (100.0)        --
  Sale of F&M Bank Minnesota                   --          793           --         (793)         793      (100.0)        --
  Sale (writedown) of equity investment      (662)      11,017           --      (11,679)      11,017      (106.0)        --
  Cash surrender value adjustment            (650)          --           --          650)          --          --         --
  Other charges                              (275)          --           --         (275)          --          --         --
                                        ---------    ---------    ---------    ---------    ---------
    TOTAL SIGNIFICANT ITEMS                 6,249       19,805           --      (13,556)      19,805       (68.4)        --
                                        ---------    ---------    ---------    ---------    ---------
TOTAL NONINTEREST INCOME                $ 101,776    $ 117,481    $  90,344    $ (15,705)   $  27,137       (13.4)      30.0
                                        =========    =========    =========    =========    =========
=============================================================================================================================

Noninterest income declined $15.7 million, or 13.4%, in 2002 following an increase of $27.1 million, or 30.0% in 2001. Fewer gains from sales of assets and investment securities in 2002 of $12.8 million, the aforementioned significant charges of $1.6 million in 2002 and lower bankcard, deposit service charges and trust fees accounted for the decline in 2002. These items were offset, in part, by higher mortgage banking revenue and brokerage and investment fees. In 2001, gains on sale of investment securities and other assets accounted for $20.6 million of that year's increase with the remainder of the increase primarily due to higher mortgage banking revenue and deposit service charges partially offset by lower trust fees. Noninterest income before securities gains contributed 17.7% of total revenues in 2002, compared to 16.2% in 2001 and 12.7% in 2000.

Service charges on deposit accounts consist of fees on interest bearing and noninterest bearing deposit accounts as well as charges for items such as nonsufficient funds ("NSF" fees), overdrafts and stop payment requests. Certain commercial checking customers receive a non-cash earnings credit based on their account balance and short-term interest rates. The earnings credit is used to reduce the activity fees that are charged to these accounts. Lower account balances or short-term interest rates result in reduced earnings credits and higher net service charges. Service charges on deposit accounts decreased in 2002 due to a decline in NSF and overdraft fees partially offset by higher commercial checking account service charges. The increase in service charge revenue in 2001 reflects higher service charges on commercial checking accounts due to greater transaction volumes combined with a lower earnings credit, as well as new marketing and fee initiatives.

Trust fees include personal, institutional and employee benefit products and services. Trust fees are based primarily on the market value of assets under administration, but also may include, although to a much lesser extent, fixed activity based fees for certain ancillary services performed. Trust fees have declined since 2000 principally as a result of the decline in the equity markets, which has reduced the value of assets under administration. At December 31, 2002, we had total assets under administration of $2.555 billion, compared to $3.162 billion at December 31, 2001, and $3.448 billion at December 31, 2000.

The increase in mortgage and other loan income reflected higher mortgage banking revenue. Mortgage banking revenue includes mortgage loan servicing, origination and sales activity conducted through our wholly owned subsidiary, Citizens Bank Mortgage Company LLC, and our banking affiliates. Mortgage banking revenue increased to $14.5 million in 2002 from $10.9 million in 2001 and $3.1 million in 2000. The increases in both years were due to higher gains on sales of mortgages and the related servicing rights, which increased $3.0 million in 2002 and $5.7 million in 2001. Typically we sell the mortgage servicing rights concurrently with the sale of the underlying mortgage loan. Falling interest rates coupled with appreciating home values helped create a strong mortgage origination market in both 2002 and 2001. Mortgage originations reached $1.3 billion in 2002, up from $1.1 billion in 2001 and $457 million in 2000. The majority of all new mortgage loan originations in both 2002 and 2001 were sold in the secondary market.

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

ATM network fees have continued to rise since 2000, due to higher ATM surcharge revenue from a convenience fee charged to non-client users of our ATM network. A fee increase in March 2002 as well as higher transaction volumes due to strategic redeployment and upgrading of ATMs within our branch network contributed to the higher surcharge revenue.

Financial services include fees generated from banking services, such as safe deposit box rentals, redemption of savings bonds, wire transfers, paying agent services, and issuance of negotiable items such as travelers' checks, money orders and official checks. Lower rental income from safe deposit boxes accounted for the decrease in 2002. Higher official check fees partially offset by lower safe deposit box rental income accounted for most of the increase in 2001.

Other noninterest income increased in 2002 due primarily to higher revenue from sale of checks, the sale of four branch properties in the fourth quarter of 2002 and an increase in life insurance income due, in part, to our purchase of bank-owned life insurance in the third quarter of 2002. We purchased $78 million of separate account, bank-owned life insurance with a national insurance carrier rated in the top ranking levels by insurance carrier rating agencies. The policies, on which Citizens is the beneficiary, insure the lives of our officers and are designed as a funding source for our payment of employee benefits and deferred compensation. The policies were purchased with proceeds from the sale of securitized mortgages, the Michigan credit card portfolio, and other short-term investments. Bank-owned life insurance income represents the cash buildup from the life insurance policies. The cash buildup is afforded tax-favored treatment. The tax equivalent yield on the bank owned life insurance policies at December 31, 2002, which had a balance of $78.4 million, was 3.63%. Other noninterest income in 2001 reflects lower revenue from cash management services and taxable bond syndications partially offset by higher title insurance fees. Title insurance fees include closing fees and title insurance commissions generated by our wholly-owned title company, Citizens Title Services, Inc. Title insurance fee revenue was basically flat in 2002 as higher closing fees were offset by a decline in insurance commissions but was up in 2001, due to the higher volume of mortgage origination in 2001 over 2000.

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

In both 2002 and 2001 we also recorded certain significant gains and charges that we consider unusual in nature. In 2002, such items included the aforementioned security gain of $2.4 million on securitized mortgages, a $5.4 million gain on the aforementioned sale of our merchant services business, and other charges of $1.6 million that are more fully described under the caption "Special Charges, Acquisitions, Divestiture and Other Initiatives" on page 29 of this report. The significant items in 2001 consisted of securities gains of $5.4 million from securitized mortgages, a $2.6 million gain on the sale of credit card assets, a $793,000 gain on the sale of F&M Bank - Minnesota, and a gain of $11.0 million on the sale of NYCE stock. NYCE Corporation is an ATM network provider in which we held an equity position.

NONINTEREST EXPENSE

An analysis of the components of noninterest expense is presented in the table below. In order to provide more meaningful trend analysis, special and other significant charges are presented separately.

NONINTEREST EXPENSE

                                               Year Ended December 31,                $ Change                  % Change
                                        -----------------------------------    ----------------------     --------------------
(dollars in thousands)                     2002         2001         2000      2002-2001    2001-2000     2002-2001  2001-2000
------------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits          $ 126,847    $ 126,278    $ 122,577    $     569    $   3,701         0.5%       3.0%
Equipment                                  19,463       19,317       19,264          146           53         0.8        0.3
Occupancy                                  17,855       17,713       16,770          142          943         0.8        5.6
Data processing services                   12,641       13,101       12,608         (460)         493        (3.5)       3.9
Professional services                      14,790       12,277       10,088        2,513        2,189        20.5       21.7
Intangible asset amortization               2,899       10,115        9,917       (7,216)         198       (71.3)       2.0
Bankcard fees                               3,879        9,308        8,959       (5,429)         349       (58.3)       3.9
Postage and delivery                        7,120        7,746        6,924         (626)         822        (8.1)      11.9
Telephone                                   5,279        5,556        6,364         (277)        (808)       (5.0)     (12.7)
Advertising and public relations            5,112        5,219        5,034         (107)         185        (2.1)       3.7
Stationery and supplies                     4,032        4,426        5,602         (394)      (1,176)       (8.9)     (21.0)
Other                                      18,927       20,127       18,114       (1,200)       2,013        (6.0)      11.1
                                        ---------    ---------    ---------    ---------    ---------
       SUBTOTAL                           238,844      251,183      242,221      (12,339)       8,962        (4.9)       3.7
                                        ---------    ---------    ---------    ---------    ---------
Significant charges:
   Special Charge                          13,402           --       15,541       13,402      (15,541)         --      100.0)
   Prepayment penalty on FHLB advances      3,300           --           --        3,300           --          --         --
   Contribution to charitable trust         2,000           --           --        2,000           --          --         --
   O.R.E valuation adjustment                 979           --           --          979           --          --         --
   Additional equipment depreciation          406           --           --          406           --          --         --
   Other charges                              452           --           --          452           --          --         --
                                        ---------    ---------    ---------    ---------    ---------
       TOTAL SIGNIFICANT ITEMS             20,539           --       15,541       20,539      (15,541)         --     (100.0)
                                        ---------    ---------    ---------    ---------    ---------
TOTAL NONINTEREST EXPENSE               $ 259,383    $ 251,183    $ 257,762    $   8,200    $  (6,579)        3.3       (2.6)
                                        =========    =========    =========    =========    =========
==============================================================================================================================

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

Salaries and employee benefits were essentially unchanged in 2002 after increasing 3.0% in 2001. For 2002, lower salary costs due to the restructuring initiatives were offset by higher pension and medical expenses. Salaries and employee benefits increased in 2001 due to normal merit increases, higher incentive-based compensation associated with mortgage loan origination and sales activity, and increased pension costs. The defined benefit pension plan for our Michigan and Illinois employees ("CBC Plan") was amended, effective January 1, 2002, to provide a cash balance pension benefit. The amendment increased the projected benefit obligation of the CBC Plan by $1.1 million and increased pension expense by approximately $450,000 annually. In the third quarter of 2002, as part of our restructuring initiatives, we recognized a pension curtailment related to the early termination of certain officers' employment earlier than expected. These pension benefits were provided under unfunded supplemental benefit plans. The curtailment resulted in a charge of $891,870 for the accelerated recognition of their prior service cost bases and was recorded as a component of the special charge. Staff reductions tied to our 2002 restructuring initiatives are expected to reduce future pension expense by approximately $200,000 annually.

Equipment expense, excluding the charge in 2002, was essentially unchanged in both 2002 and 2001. The charge of $406,000 in 2002 reflects accelerated depreciation of $389,000 on personal computer equipment scheduled for early retirement due to system upgrades and $17,000 on ATMs to be retired early. Occupancy expense was essentially unchanged in 2002, but increased in 2001 due to higher maintenance and energy costs.

Expenses related to data processing services were down in 2002 due to improved pricing from a new contract. The increase in 2001 reflected higher processing volumes and to a lesser extent the cost of additional services.

Professional services expenses increased in 2002 due to the costs associated with our engagement of banking industry consultants to assist us in defining our new business model and reorganizing our consumer, business and wealth management lines of business. We reviewed and analyzed a number of issues including costs, revenues, activity levels, workflow, client attrition and market potential. We also looked at a cross section our branches to gather information on processes and practices, identifying how different branches sell and deliver services. We then used this information to create an organizational model that expedited decision making and created a more immediate and interactive relationship between our bankers and their clients. As a result, we anticipate future improvement in customer service levels, lower noninterest expenses, increased revenue generation capacity, improved credit quality and enhanced risk management techniques. However, in the near term, we expect higher noninterest expense as we continue to implement these improvements. Professional services increased in 2001 due to higher legal costs associated with loan and other collection activities, increased technology support costs at F&M and other corporate initiatives.

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

Postage and delivery expenses decreased in 2002 due to lower delivery costs associated with branch office consolidations and better pricing. The increase in 2001 was due to higher delivery cost associated with the centralization of our check processing operations and outsourcing of the cash vault function. Partially offsetting this increase was a related reduction in staffing costs.

Telephone and stationery and supplies expenses decreased in 2002 and 2001 reflecting improved pricing in 2002 from new or renegotiated contracts and efficiencies related to the F&M merger in November 1999 and expense reduction initiatives completed in 2001.

Discretionary advertising and public relations expenses were higher in 2002 as a result of the charge of $2.0 million for our contribution to our charitable trust, and were relatively unchanged in 2001. Other expenses, excluding the unusual charges described previously, were down in 2002 after increasing in 2001. Other expenses decreased $1.2 million in 2002 of which $1.0 million was due to lower state taxes and a decline in checking and other losses. Other expenses in 2001 reflected an increase of $1.6 million in forgery, fraud and other losses.

FEDERAL INCOME TAXES

Citizens recorded an income tax benefit of $1.1 million in 2002 as compared to an income tax expense of $43.2 million in 2001 and $35.8 million in 2000. The effective tax rate, computed by dividing the provision for income taxes by income before taxes, was a negative 4.4% in 2002, compared to 29.2% in 2001 and 28.3% in 2000. The effective tax rate is lower than the statutory tax rate due to tax-exempt interest income and to a lesser extent other permanent differences. Citizens' effective tax rate decreased in 2002 due to lower pre-tax earnings resulting from a large loan loss provision and special and other significant charges recorded in the third quarter. The increase in 2001 reflected higher pre-tax earnings.

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

Net income by line of business is presented below for 2002 and 2001 under the new organizational structure and for the current and prior two years under the old organizational structure:

NEW ORGANIZATIONAL STRUCTURE

                                                  Net Income
                                             --------------------
(in thousands)                                  2002       2001
-----------------------------------------------------------------
Business Banking                             $ (12,648)  $ 46,501
Consumer Banking                                37,200     47,553
Wealth Management                                4,284      6,148
Other                                           (3,798)     4,455
                                             ---------   --------
 Total                                       $  25,038   $104,657
                                             =========   ========
=================================================================

OLD ORGANIZATIONAL STRUCTURE

                                                       Net Income
                                             ------------------------------
(in thousands)                                  2002       2001      2000
---------------------------------------------------------------------------
Comercial Banking                            $   2,853  $  35,723  $ 35,789
Retail Banking                                  33,496     40,409    33,401
Financial Services                               4,468      6,508     6,354
F&M                                            (14,026)    20,065    25,967
Other                                           (1,753      1,952   (10,851)
                                             ---------  ---------  --------
 Total                                       $  25,038  $ 104,657  $ 90,660
                                             =========  =========  ========
---------------------------------------------------------------------------

2002 COMPARED TO 2001

Business Banking recorded a net loss of $12.6 million in 2002 compared with net income of $46.5 million in 2001, due to a significantly higher loan loss provision and, to a lesser extent, increased operating expenses. The loan loss provision increased by $90.6 million in 2002 from the prior year, attributable to increased charge-offs and nonperforming loans in the commercial loan portfolio. Taxable equivalent net interest income increased $1.2 million as net interest spreads on commercial loans improved while average loan balances declined. Noninterest expense increased $2.3 million due to higher other real estate and loan collection costs.

Consumer Banking net income declined $10.4 million to $37.2 million in 2002 compared to $47.6 million in the prior year. The decrease in Consumer Banking net income was attributable to lower net interest income, a higher provision for loan losses and lower noninterest income, partially offset by lower noninterest expense. Net interest income declined due to lower average loan balances and narrower interest spreads on deposits. Loan balances declined due to the sale of the majority of new mortgage loan production, the current and prior year securitization of new and portfolio mortgage loans, the June 2001 sale of the Michigan credit card portfolio and a decline in indirect loans. The higher loan loss provision was attributable to increased charge-offs in the direct and indirect loan portfolios. Noninterest expense declined $6.5 million, of which $5.4 million was attributable to lower bankcard expense due to the sale of the merchant services business in June 2002.

Wealth Management net income declined $1.8 million to $4.3 million in 2002 from $6.1 million in the prior year. The decrease in Wealth Management net income is attributable to a decline in trust fees, lower net interest income and higher noninterest expenses. Trust fees declined due to a lower level of assets under administration resulting primarily from weak equity markets and, to a lesser extent, net account attrition. Noninterest expense increased due to higher compensation expense.

The Other category recorded a net loss of $3.8 million compared with net income of $4.5 million in 2001, due to lower noninterest income and higher noninterest expenses. Noninterest income decreased $11.5 million due to lower gains on sales of assets. Noninterest expense increased due to the special and other charges resulting from the third quarter 2002 restructuring actions. Combined special and other charges of $21.1 million were attributed to the Other category. Noninterest expense was charged $19.2 million, noninterest income was charged $1.3 million and net interest income was charged $0.7 million. Partially offsetting the increase in noninterest expense is reduced goodwill amortization costs of $7.2 million, resulting from the implementation of SFAS No. 142. See
Note 7 to the consolidated financial statements for additional information.

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

F&M net income in 2001 declined to $20.1 million compared with net income of $26.0 million in 2000 due to lower net interest income and a higher provision for loan losses, partially offset by an increase in noninterest income and lower noninterest expense. The decrease in net interest income resulted from a decline in earning assets and a lower net interest margin. The higher loan loss provision resulted from an increase in commercial loan net charge-offs and higher nonperforming assets. Noninterest income increased due to higher mortgage banking income and brokerage fees. Noninterest expense declined due to lower special charges. We had zero special charge expense in 2001 compared to special charges in 2000 of $15.5 million for the conversion and integration of F&M's existing operating systems, branch closure and other costs.

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

A summary of available for sale securities balances at December 31, 2002, 2001 and 2000 is provided below.

AVAILABLE FOR SALE SECURITIES

December 31 (in thousands)                      2002          2001          2000
-----------------------------------------------------------------------------------
U.S. Treasury                                $     6,135    $   8,163    $   21,490
Federal agencies
 Mortgage-backed securities                      787,821      565,393       582,618
 Other agencies                                  148,687      166,236       269,127
State and municipal:
 Taxable                                           9,338       10,776        12,257
 Tax-exempt                                      435,613      433,180       418,518
Mortgage and asset-backed                          6,452       10,558        15,755
Other securities                                  63,235       65,200        64,343
                                             -----------    ---------    ----------
   Total                                     $ 1,457,281    $1,259,50    $1,384,108
                                             ===========    =========    ==========
===================================================================================

Mortgage-backed assets increased $218.3 million or 37.9% in 2002 after decreasing in 2001. The increase was due to retention of securities created from mortgage loan securitizations and purchase of additional securities in 2002 as proceeds from the maturity of treasury and other federal agency securities were reinvested in more attractive mortgage-backed agency securities. Securitizations in 2002 included $28.6 million of current fixed rate mortgage loan production and $114.3 million of fixed and variable rate, seasoned portfolio mortgage loans. All securitizations were done through FNMA or FHLMC, and as of December 31, 2002, we still retained $63.0 million of these newly created mortgage-backed securities in our investment portfolio. Mortgage-backed securities created in 2001 from the securitization of seasoned mortgage loans from our portfolio were not retained but were sold following their securitization. High prepayment rates due to a low interest rate environment partially offset the growth in mortgage-backed assets in 2002.

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

Money market investments comprised of federal funds sold and government money market investments averaged $50.6 million for 2002, up from $46.9 million in 2001. The amount of funds invested in these assets is based on the present and anticipated interest rate environment, liquidity needs and other economic factors.

Maturities and average yields of available for sale securities at December 31, 2002 are presented in Table 4 below.

TABLE 4. MATURITIES AND AVERAGE YIELDS OF AVAILABLE FOR SALE SECURITIES AT DECEMBER 31, 2002

                         U.S. Treasury and
                         Federal Agency(1)      State and Municipal(1),(2)           Other(1)                      Total
                      ------------------------  ---------------------------  --------------------------   --------------------------
                      Amortized   Fair           Amortized   Fair            Amortized   Fair             Amortized    Fair
(in millions)           Cost     Value   Yield     Cost     Value    Yield    Cost      Value     Yield     Cost      Value    Yield
------------------------------------------------------------------------------------------------------------------------------------
Due within one year   $  276.2  $ 278.1  5.71%    $  22.4   $ 22.7   7.83%    $  1.9    $  1.9    4.19%   $  300.5   $  302.7  5.86%
One to five years        563.1    594.9  5.82        75.4     80.2   7.61        4.3       4.5    6.37       642.8      679.6  6.04
Five to ten years         57.9     62.6  6.27       180.6    194.2   7.62        0.3       0.3    6.85       238.8      257.1  7.29
After ten years            6.9      7.0  5.03       139.2    147.9   7.40       62.9      63.0    6.01       209.0      217.9  6.90
                      --------  -------           -------   ------            ------    ------            --------   --------
                      $  904.1  $ 942.6  5.81     $ 417.6   $445.0   7.55     $ 69.4    $ 69.7    5.95    $1,391.1   $1,457.3  6.34
                      ========  =======           =======   ======            ======    ======            ========   ========
Average maturity(3)
                                    1.97 yrs.                  7.01  yrs.                 2.78    yrs.                    3.56 yrs.
===================================================================================================================================

(1) Maturities for Federal agency, collateralized mortgage obligations and asset-backed securities are based upon projections of independent cash flow models. Maturities for state an municipal securities incorporate early call features, if applicable.

(2) Yields for state and municipal securities are calculated on a tax equivalent basis using a 35% tax rate.

(3) Average maturity information excludes Federal Reserve and Federal Home Loan Bank stock with no stated maturity.

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

TABLE 5. PORTFOLIO LOANS(1)

(in millions)                                   2002        2001       2000       1999        1998
-----------------------------------------------------------------------------------------------------
PORTFOLIO LOANS OUTSTANDING AT DECEMBER 31
   Commercial                                 $ 1,784.7   $ 1,923,4  $ 2,127.2  $ 1,822.4   $ 1,619.9
   Commercial real estate                       1,326.5     1,323.0    1,205.0    1,053.0       790.5
   Real estate construction                       262.4       216.0      235.1      185.4       149.5
   Real estate mortgage                           545.8       821.1    1,282.8    1,440.1     1,417.9
   Consumer                                     1,513.2     1,488.5    1,572.7    1,416.6     1,286.9
                                              ---------   ---------  ---------  ---------   ---------
      Total                                   $ 5,432.6   $ 5,772.0  $ 6,422.8  $ 5,917.5   $ 5,264.7
                                              =========   =========  =========  =========   =========

PORTFOLIO LOAN MATURITIES AND INTEREST RATE SENSITIVITY AT DECEMBER 31, 2002

                                          Within      One to      After
                                         One Year   Five Years  Five Years     Total
---------------------------------------------------------------------------------------
Commercial and commercial real estate   $  1,340.2  $  1,602.3   $  168.7    $  3,111.2
Real estate construction                     262.4          --         --         262.4
                                        ----------  ----------   --------    ----------
   Total                                $  1,602.6  $  1,602.3   $  168.7    $  3,373.6
                                        ==========  ==========   ========    ==========
Loans above:
   With floating interest rates         $  1,062.5  $    582.4   $   89.1    $  1,734.0
   With predetermined interest rates         540.1     1,019.9       79.6       1,639.6
                                        ----------  ----------   --------    ----------
      Total                             $  1,602.6  $  1,602.3   $  168.7    $  3,373.6
                                        ==========  ==========   ========    ==========
=======================================================================================

(1)Excludes mortgage loans held for sale

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

TABLE 6. SUMMARY OF LOAN LOSS EXPERIENCE

Year Ended December 31 (dollars in thousands)             2002            2001            2000           1999           1998
-------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses - January 1                  $    80,299    $    80,070     $    76,397    $    69,740    $    67,010
Allowance of acquired (sold) banks and branches                 --           (240)             --          2,400          1,745
Provision for loan losses                                  120,200         26,407          20,983         24,675         16,528
CHARGE-OFFS:
      Commercial                                            83,503         18,265          10,920          8,675          4,557
      Real estate                                            2,027            189             169            436            359
      Consumer                                              16,174         14,278          14,359         17,751         14,879
                                                       -----------    -----------     -----------    -----------    -----------
       Total charge-offs                                   101,704         32,732          25,448         26,862         19,795
                                                       -----------    -----------     -----------    -----------    -----------
RECOVERIES:
      Commercial                                             5,860          1,950           3,577          2,483          1,387
      Real estate                                               11             47              45            149             28
      Consumer                                               4,801          4,797           4,516          3,812          2,837
                                                       -----------    -----------     -----------    -----------    -----------
       Total recoveries                                     10,672          6,794           8,138          6,444          4,252
                                                       -----------    -----------     -----------    -----------    -----------
Net charge-offs                                             91,032         25,938          17,310         20,418         15,543
                                                       -----------    -----------     -----------    -----------    -----------
Allowance for loan losses - December 31                $   109,467    $    80,299     $    80,070    $    76,397    $    69,740
                                                       ===========    ===========     ===========    ===========    ===========
Portfolio loans outstanding at year-end(1)             $ 5,432,561    $ 5,771,963     $ 6,422,806    $ 5,917,483    $ 5,264,706
Average portfolio loans outstanding(1)                   5,530,790      5,977,744       6,202,157      5,528,963      5,159,584
Ratio of allowance for loan losses to
    portfolio loans outstanding at year-end                   2.02%          1.39%           1.25%          1.29%          1.32%
Ratio of net loans charged off as a percentage
    of average portfolio loans outstanding                    1.65           0.43            0.28           0.37           0.30
===============================================================================================================================

  (1) Balances exclude mortgage loans held for sale

The provision for loan losses was $120.2 million in 2002, up from $26.4 million in 2001. This increase was due to elevated past-due and nonperforming loan levels, a weakened economy and enhancements to the loan loss allocation model that result in relatively higher allocations. These enhancements included the incorporation of more recent historical loss data in the determination of projected loss rates for pools of loans evaluated collectively and refinements to our internal risk rating system for our commercial loans, which has led to an increase in downgrades.

Net charge-offs in 2002 as a percentage of average loans were 1.64%, compared with 0.43% in 2001. The increase is primarily the result of higher net charge-offs in the commercial loan portfolio, which totaled $77.6 million in 2002, up from $16.3 million in 2001. Mortgage and consumer loans net charge-offs also increased, but by lesser amounts. Of the total commercial loans charged off in 2002, $45.5 million, or nearly 55%, related to eight customers. The loans charged-off were from a variety of industries, including automotive manufacturing and packaging, heavy construction, health supplement products and real estate development. Many of our commercial clients have been negatively affected by a weak economy that has yet to show significant signs of recovery. Consequently, business expansion plans have been curtailed, inventory levels have been reduced and our clients' ability to repay their debt, in some cases, has been compromised. Net residential mortgage loans charged-off aggregated $2.0 million in 2002, driven largely by the discount taken in December 2002 in connection with the sale of $6.0 million of nonperforming residential mortgage loans from the F&M banks.

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

Specific allowances are established for larger commercial and commercial mortgage loans where management has identified significant conditions or circumstances that indicate it is probable that a loss has been or will be incurred on such credits. Credits are identified through a regular quarterly analysis of all commercial and commercial mortgage loans over a fixed dollar amount where the internal risk rating is at or below a predetermined classification. The allowance attributed to these credits is determined in accordance with the methods prescribed by SFAS 114, "Accounting by Creditors for Impairment of a Loan" by analyzing the borrower's debt service capacity (a discounted estimate of future cash flows); overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and the liquidation value of any collateral. Management may also consider overall portfolio indicators, including trends in historical charge-offs, a review of industry, geographic and portfolio performance, and other qualitative factors.

Internal risk ratings are assigned to each commercial and commercial mortgage loan at the time of approval and are subject to subsequent periodic reviews by senior management. These ratings encompass ten categories that define a borrower's estimated ability to repay their loan obligations. In the third quarter of 2002, we added a new 6 minus subcategory to our ten point rating system and incorporated a new scoring methodology for certain larger balance watch list commercial credits that lowered the number of factors considered from eight to five and gave additional weight toward discounted service ability (cash flow capacity), financial condition and capitalization of the borrower, and less from collateral coverage and prior relationship history. As a result of these changes a number of commercial credits were downgraded to higher risk ratings resulting in higher loss rates being applied to the same dollar of exposure. These changes did not affect the level of net charge-offs or the calculation of the specific reserves mentioned above, but increased the risk allocation allowance by approximately $23 million at December 31, 2002.

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

TABLE 7. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES (1)

                                       2002                2001                2000                1999                1998
                                ------------------  -----------------  ------------------  ------------------   ----------------
                                             % OF              % of                 % of                % of                % of
          December 31                       TOTAL              Total               Total               Total               Total
     (dollars in millions)       AMOUNT     LOANS    Amount    Loans     Amount    Loans     Amount    Loans     Amount    Loans
---------------------------------------------------------------------------------------------------------------------------------
Specific allocated allowance:
     Commercial (2)             $   18.7            $    9.5           $    5.5            $      --             $    --
Risk allocated allowances:
     Commercial (2)                 64.5     57.3%      32.5    56.2%      29.7     51.9%       21.3    48.6%       19.2     45.8%
     Real estate construction        1.0      4.8        0.5     3.7        1.1      3.7         0.8     3.2         0.3      2.8
     Real estate mortgage            2.3     10.0        3.5    14.2        5.9     20.0         6.0    24.3         8.2     26.9
     Consumer                       15.6     27.9       16.2    25.9       16.4     24.4        23.5    23.9        21.4     24.5
                                --------     ----   --------   -----   --------    -----   ---------   -----     -------    -----
       Total risk allocated
             allowance              83.4                52.7               53.1                 51.6                49.1
                                --------            --------           --------            ---------             -------
Total allocated                    102.1    100.0%      62.2   100.0%      58.6    100.0%       51.6   100.0%       49.1    100.0%
                                            =====              =====               =====               =====                =====
Unallocated                          7.4                18.1               21.5                 24.8                20.6
                                --------            --------           --------            ---------             -------
     Total                      $  109.5            $   80.3           $   80.1            $    76.4             $  69.7
                                ========            ========           ========            =========             =======
=================================================================================================================================

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

The increase in the real estate construction risk allocated allowance at year-end 2002 was predominately a function of higher loan balances. The risk allocated allowance for residential real estate loans declined $1.2 million at December 31, 2002 from December 31, 2001, reflecting lower loan balances and a reduction in nonaccrual loans. Lower nonaccrual loan levels were affected, in part, by the sale in December 2002 of $3.9 million of nonperforming residential mortgage loans from the F&M banks. We also sold an additional $2.1 million of nonperforming residential mortgage loans from the same portfolio in January 2003. Even with the discount taken in December 2002 for these sales, historical loss ratios in the residential mortgage portfolio remain very low. The decrease in the risk allocated allowance for consumer loans in 2002 reflected a decrease in nonaccrual loans and our continued expectation of stable net charge-offs in this portfolio, due to a risk-adjusted pricing structure and aggressive collection efforts.

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

The level and composition of nonperforming assets are affected by economic conditions in our local markets. Nonperforming assets, charge-offs and provisions for loan losses tend to decline in a strong economy and increase in a weak economy, potentially impacting our results. In addition to loans classified as nonperforming, we carefully monitor other credits that are current in terms of principal and interest payments but which we believe may deteriorate in quality if economic conditions change. As of December 31, 2002, such loans amounted to $134.6 million or 2.5% of total portfolio loans compared with $78.9 million or 1.4% of total portfolio loans as of December 31, 2001. These loans are commercial and commercial real estate loans made in the normal course of business and do not represent a concentration in any one industry or geographic location.

TABLE 8. NONPERFORMING ASSETS AND PAST DUE LOANS

            December 31 (in thousands)                     2002           2001           2000           1999         1998
----------------------------------------------------------------------------------------------------------------------------
NONPERFORMING LOANS (1),(2)
    Nonaccrual
       Less than 30 days past due                      $    15,869     $    6,528     $     7,237    $    1,661   $    2,016
       From 30 to 89 days past due                          23,210          5,218           7,297           772        1,641
       90 or more days past due                             47,638         57,047          44,881        26,498       31,485
                                                       -----------     ----------     -----------    ----------   ----------
          Total                                             86,717         68,793          59,415        28,931       35,142
    90 days past due and still accruing                        860          4,168             889         2,139        2,474
    Restuctured (1)                                             --            337           1,068             9          114
                                                       -----------     ----------     -----------    ----------   ----------
          Total nonperforming loans                         87,577         73,298          61,372        31,079       37,730
OTHER REPOSSESSED ASSETS ACQUIRED                            8,094          5,947           4,917         4,039        4,790
                                                       -----------     ----------     -----------    ----------   ----------
          Total nonperforming assets                   $    95,671     $   79,245     $    66,289    $   35,118   $   42,520
                                                       ===========     ==========     ===========    ==========   ==========
Nonperforming assets as a percent of portfolio loans
    plus other repossessed assets acquired                    1.76%          1.37%           1.03%         0.59%        0.81%
Nonperforming assets as a percent of total assets             1.27           1.03            0.79          0.45         0.61

NONPERFORMING LOANS BYTYPE
    Commercial                                         $    51,745     $   36,926     $    24,758    $   11,920   $  14,589
    Commercial real estate                                  19,301         11,052          12,471         6,085        5,241
    Real estate mortgage                                    10,865         17,304          17,057         7,366        8,032
    Consumer                                                 5,666          8,016           7,086         5,708        9,868
                                                       -----------     ----------     -----------    ----------   ----------
          Total                                        $    87,577     $   73,298     $    61,372    $   31,079   $   37,730
                                                       ===========     ==========     ===========    ==========   ==========
============================================================================================================================

(1) Nonperforming loans include loans on which interest is being recognized only upon receipt (nonaccrual), those on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers (restructured), and loans 90 days past due and still accruing.

(2) Gross interest income that would have been recorded in 2002 for nonaccrual and restructured loans, as of December 31, 2002, assuming interest had been accrued throughout the year in accordance with original terms was $7.721 million. The comparable 2001 and 2000 totals were $6.392 million, and $4.953 million, respectively. Interest collected on these loans and included in income was $4.685 million in 2002, $3.344 million in 2001 and $3.045 million in 2000.Therefore, on a net basis, total income foregone due to these loans was $3.036 million in 2002, $3.048 million in 2001 and $1.908 million in 2000.

Under our credit policies and practices, a loan is placed on nonaccrual status when there is doubt regarding collection of principal or interest, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected is reversed and charged against income when the loan is placed on nonaccrual status. A loan is considered impaired when we determines that it is probable that all the principal and interest due under the loans may not be collected. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. We maintain a valuation allowance for impaired loans. Cash collected on impaired nonaccrual loans is applied to outstanding principal. Interest income on all other impaired loans is recorded on an accrual basis.

Certain of our nonperforming loans included in Table 8 are considered to be impaired. We measure impairment on all large balance nonaccrual commercial and commercial real estate loans. Certain large balance accruing loans rated substandard or lower are also measured for impairment. Impairment losses are included in the provision for loan losses. The policy does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include certain smaller balance commercial loans, consumer loans, and residential real estate loans, and are not included in the impaired loan data. Total loans considered impaired and their related reserve balances at December 31, 2002 and 2001 as well as their effect on net income in 2002 and 2001 follows:

-----------------------------------------------------------------------------------------------------------------------
          IMPAIRED LOAN INFORMATION                                                                   Valuation Reserve
                                                                                                      -----------------
               (in thousands)                                                      2002       2001      2002      2001
-----------------------------------------------------------------------------------------------------------------------
Balances - December 31
   Impaired loans with valuation reserve                                         $41,240    $39,795   $13,338   $10,373
   Impaired loans with no valuation reserve                                       35,272     22,256        --        --
                                                                                 -------    -------   -------   -------
        Total impaired loans                                                     $76,512    $62,051   $13,338   $10,373
                                                                                 =======    =======   =======   =======
   Impaired loans on nonaccrual basis                                            $70,345    $43,549   $ 8,690   $ 5,838
   Impaired loans on accrual basis                                                 6,167     18,502     4,648     4,535
                                                                                 -------    -------   -------   -------
        Total impaired loans                                                     $76,512    $62,051   $13,338   $10,373
                                                                                 =======    =======   =======   =======
Average balance for the year                                                     $80,487    $77,995
Interest income recognized for the year                                            1,376      3,273
Cash collected applied to outstanding principal                                    4,415      3,118
=======================================================================================================================

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

TABLE 9. AVERAGE DEPOSITS

                                                      2002                            2001                        2000
                                            -------------------------        ----------------------       --------------------
  Year Ended December 31                     AVERAGE          AVERAGE        Average        Average       Average      Average
  (dollars in millions)                      BALANCE           RATE          Balance          Rate        Balance        Rate
---------------------------------------------------------------------        ----------------------       --------------------
Noninterest-bearing demand                  $  869.7             --%         $  881.2          --%        $  946.1         --%
Interest-bearing demand                      1,148.0           1.57             744.8        1.88            581.5       1.46
Savings                                      1,363.5           1.14           1,474.5        2.36          1,701.7       3.24
Time                                         2,543.3           3.71           2,907.6        5.37          2,892.1       5.72
                                            --------                         --------                     --------
   Total                                    $5,924.4           2.16          $6,008.1        3.41         $6,121.4       3.74
                                            ========                         ========                     ========
==============================================================================================================================

Total average deposits declined 1.4% in 2002. Interest bearing demand deposits increased while time deposits, savings deposits and noninterest bearing demand deposits decreased. Average interest-bearing demand balances increased 54.1% in 2002 primarily due to growth of a highly successful product offering, which pays higher rates of interest. Average time deposits decreased 12.5% in 2002. A decrease in large denomination single maturity certificates of deposit balances accounted for approximately 65% of this change. The remainder reflected lower renewable and IRA certificates of deposit balances. Savings accounts and noninterest-bearing demand deposits declined on average 7.5% and 1.3%, respectively, in 2002 due to a shift in client preferences from noninterest bearing demand and money market savings accounts to the higher-rate interest bearing demand product. The overall average rate for the deposit portfolio declined in 2002 to 2.16% from 3.41% in 2001. The decrease was the result of the lower interest rate environment in 2002. As of December 31, 2002, certificates of deposit of $100,000 or more accounted for approximately 11.4% of total deposits.

The maturities of these deposits are summarized below in Table 10.

TABLE 10. MATURITY OF TIME CERTIFICATES OF DEPOSIT OF $100,000 OR MORE AT DECEMBER 31, 2002

          (in thousands)
---------------------------------------------------------------
Three months or less                                   $202,359
After three but within six months                        88,679
After six but within twelve months                      142,049
After twelve months                                     244,541
                                                       --------
   Total                                               $677,628
                                                       ========
===============================================================

We gather deposits primarily from the local markets of our banking subsidiaries and have not traditionally relied on purchased deposits for any significant funding. Brokered deposits and time deposits greater than $100,000 declined by $141 million at December 31, 2002 from the prior year-end due to balance sheet restructuring and the reduced need for such funding. We will continue to evaluate the use of alternative funding sources such as brokered deposits as funding needs change. We continue to promote relationship driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

BORROWED FUNDS

Short-term borrowings are comprised of Federal funds purchased, securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances and Treasury Tax and Loan notes. Total short-term borrowings averaged $251.3 million in 2002, or 4.2%, of total average interest-bearing liabilities, compared with $538.7 million, or 8.6%, during 2001. The decline in short-term borrowings was due to our balance sheet restructuring and reduced need for this wholesale funding. See Note 11 to the consolidated financial statements for additional information on short-term borrowings.

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

Long-term debt comprised of FHLB notes and other long-term debt, accounted for $620.9 million, or 10.5%, of average interest-bearing funds during 2002 increasing from $596.4 million or 9.5% during 2001. This increase reflects an extension of wholesale funding maturities in the low interest rate environment. A summary of long-term debt balances as of December 31, 2002 and 2001 appears in
Note 12 to the consolidated financial statements. Borrowed funds are expected to remain an important, reliable and cost-effective funding vehicle for us.

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

                                                          Regulatory Minimum
                                                    -------------------------------
                                                                                                    December 31,
                                                                           "Well-          ---------------------------------------
                                                    Required            Capitalized"        2002              2001           2000
----------------------------------------------------------------------------------------------------------------------------------
Risk based:
   Tier 1 capital                                     4.00%                 6.00%           9.18%             9.87%          9.05%
   Total capital                                      8.00                 10.00           10.43             11.12          10.30
Tier 1 leverage                                       4.00                  5.00            7.18              7.79           7.11
==================================================================================================================================

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

The subsidiary banks manage liquidity to meet client cash flow needs while maintaining funds available for loan and investment opportunities. As discussed in Note 20 to the consolidated financial statements, the Federal Reserve Bank requires our banking subsidiaries to maintain certain noninterest-bearing deposits with the Federal Reserve Bank. These balance requirements averaged $35.3 million and $41.9 million during 2002 and 2001, respectively, and were satisfied with cash balances maintained by our subsidiaries. The liquidity of our parent company is managed to provide funds to pay dividends to shareholders, service debt, invest in subsidiaries and to satisfy other operating requirements. The primary source of liquidity for the parent company is dividends and returns of investment from its subsidiaries. The parent company may also derive liquidity from both short and long-term borrowed funds. During 2002, our parent company received $93.2 million in dividends from subsidiaries and paid $50.7 million in dividends to its shareholders. All of our subsidiary banks maintained sufficient capital to be designated well capitalized.

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

TABLE 11. CONTRACTUAL OBLIGATIONS

                                                                 Minimum Payments Due by Period
                                                 -------------------------------------------------------------
                                                              Less than                              More than
              (in thousands)                      Total        1 year      1-3 years    4-5 years     5 years
--------------------------------------------------------------------------------------------------------------
Federal Home Loan Bank borrowings                $599,139     $ 26,202     $241,781     $ 27,014     $304,142
Capital lease/mortgage debt                           174           80           94           --           --
Operating leases and non-cancelable contracts       9,783        3,622        3,140        1,168        1,853
                                                 --------     --------     --------     --------     --------
Total                                            $609,096     $ 29,904     $245,015     $ 28,182     $305,995
                                                 ========     ========     ========     ========     ========
=============================================================================================================

Table 12 below suxmarize our other commitments that may impact lixuidit and their expected expiration dates by pexio at December 31, 2002. Since many o these commitments historically have expired without bexn drawn upon, the total amount of thxs commitments does not necessarily represent our fuxur cash requirements. Further information on these coxmitment is presented in Note 17 to th consolidated financial statements.

TABLE 12. LOAN COMMITMENTS AND LETTERS OF CREDIT

                                                               Expected Expiration Dates by Period
                                              ------------------------------------------------------------------------
                                                              Less than                                    More than
             (in thousands)                      Total         1 year        1-3 years      4-5 years       5 years
----------------------------------------------------------------------------------------------------------------------
Loan commitments to extend credit             $1,739,091     $1,341,654     $   96,845     $   37,376     $  263,216
Standby letters of credit                         36,396         31,363          4,729            304             --
Commercial letters of credit                     138,679          2,995         67,967         47,232         20,485
Forward commitments to sell mortgage loans       175,537        175,537             --             --             --
                                              ----------     ----------     ----------     ----------     ----------
Total                                         $ 2,089,70     $1,551,549     $  169,541     $   84,912     $  283,701
                                              ==========     ==========     ==========     ==========     ==========
======================================================================================================================

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

TABLE 13. INTEREST RATE SENSITIVITY

                                                                                          TOTAL
                                                         0 - 3      4 - 6      7 - 12     WITHIN      1 - 5      Over
                (dollars in millions)                    Months     Months     Months     1 YEAR      Years     5 Years    Total
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002
     RATE SENSITIVE ASSETS (1)
       Loans and leases (2)                             $ 2,831.2  $  247.3   $  474.6  $  3,553.1  $ 1,723.1  $  317.1  $  5,593.3
       Investment securities                                132.4      53.6      180.7       366.7      645.0     445.6     1,457.3
       Short-term investments                                71.3        --         --        71.3         --        --        71.3
                                                        ---------  --------   --------  ----------  ---------  --------  ----------
             Total                                      $ 3,034.9  $  300.9   $  655.3  $  3,991.1  $ 2,368.1  $  762.7  $  7,121.9
                                                        =========  ========   ========  ==========  =========  ========  ==========
     RATE SENSITIVE LIABILITIES
       Deposits (3)                                     $   704.9  $  570.5   $1,065.8  $  2,341.2  $ 2,338.8  $  356.2  $  5,036.2
       Other interest bearing liabilities                   418.0       9.9         --       427.9      165.6     308.2       901.7
                                                        ---------  --------   --------  ----------  ---------  --------  ----------
             Total                                      $ 1,122.9  $  580.4   $1,065.8  $  2,769.1  $ 2,504.4  $  664.4  $  5,937.9
                                                        =========  ========   ========  ==========  =========  ========  ==========
     Period GAP (4)                                     $ 1,912.0  $ (279.5)  $ (410.5) $  1,222.0  $  (136.3) $   98.3  $  1,184.0
     Cumulative GAP                                       1,912.0   1,632.5    1,222.0                1,085.7   1,184.0
     Cumulative GAP to total assets                         25.42%    21.70%     16.25%      16.25%     14.43%    15.74%      15.74%
     Multiple of rate sensitive assets to liabilities        2.70      0.52       0.61        1.44       0.95      1.15        1.20
====================================================================================================================================
DECEMBER 31, 2001
     RATE SENSITIVE ASSETS (1)
       Loans and leases (2)                             $ 2,486.5  $  271.4   $  516.5  $  3,274.4  $ 2,175.6  $  472.4  $  5,922.4
       Investment securities                                133.7      21.5       47.1       202.3      568.0     527.4     1,297.7
       Short-term investments                                 4.3        --         --         4.3         --        --         4.3
                                                        ---------  --------   --------  ----------  ---------  --------  ----------
             Total                                      $ 2,624.5  $  292.9   $  563.6  $  3,481.0  $ 2,743.6  $  999.8  $  7,224.4
                                                        =========  ========   ========  ==========  =========  ========  ==========
     RATE SENSITIVE LIABILITIES
       Deposit (3)                                      $   873.6  $  666.4   $1,192.5  $  2,732.5  $ 2,029.2  $  299.5  $  5,061.2
       Other interest bearing liabilities                   320.2      19.7      100.1       440.0      221.0     282.5       943.5
                                                        ---------  --------   --------  ----------  ---------  --------  ----------
             Total                                      $ 1,193.8  $  686.1   $1,292.6  $  3,172.5  $ 2,250.2  $  582.0  $  6,004.7
                                                        =========  ========   ========  ==========  =========  ========  ==========
     Period GAP (4)                                     $ 1,430.7  $ (393.2)  $ (729.0) $    308.5  $   493.4  $  417.8  $  1,219.7
     Cumulative GAP                                       1,430.7   1,037.5      308.5                  801.9   1,219.7
     Cumulative GAP to total assets                         18.63%    13.51%      4.02%       4.02%     10.44%    15.88%      15.88%
     Multiple of rate sensitive assets to liabilities        2.20      0.43       0.44        1.10       1.22      1.72        1.20
====================================================================================================================================

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

TABLE 14. SELECTED QUARTERLY INFORMATION

                                                       2002                                             2001
(in thousands except,             -----------------------------------------------   ---------------------------------------------
   per share data)                 FOURTH        THIRD       SECOND       FIRST      Fourth       Third      Second       First
---------------------------------------------------------------------------------------------------------------------------------
Interest income                   $ 112,558    $ 115,558    $ 116,993   $ 118,275   $ 129,335   $ 140,406   $ 147,260   $ 156,558
Interest expense                     36,326       40,376       41,584      43,316      51,659      62,146      70,835      80,938
Net interest income                  76,232       75,182       75,409      74,959      77,676      78,260      76,425      75,620
Provision for loan losses            16,300       89,250        9,400       5,250       7,496       8,500       6,362       4,049
Noninterest income
  before securities gains (1)        26,689       19,689       28,238      24,724      25,599      34,658      28,587      22,442
Investment securities gains (2)          12           45        2,377           2         423          49       3,504       2,219
Noninterest expense
  before special charge (3)          57,531       65,738       61,521      61,191      60,586      64,270      63,616      62,711
Special charge (4)                     (405)      13,807           --          --          --          --          --          --
Net income (loss)                    21,525      (45,929)      25,339      24,103      25,742      27,962      27,148      23,805

PER SHARE OF COMMON STOCK
Net income (loss):
   Basic                               0.49        (1.03)        0.57        0.53        0.57        0.60        0.59        0.51
   Diluted                             0.48        (1.03)        0.56        0.53        0.56        0.60        0.58        0.51
Cash dividends declared               0.285        0.285        0.285       0.275       0.275       0.275       0.275       0.260
Market value:(5)
   High                               26.46        29.43        33.88       33.20       34.02       32.75       30.55       29.38
   Low                                21.25        23.35        27.82       30.67       27.70       27.30       24.51       23.69
   Close                              24.78        24.17        28.98       32.47       32.88       32.08       29.25       26.69
=================================================================================================================================

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

CONSOLIDATED BALANCE SHEETS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                                December 31,
(in thousands, except share amounts)                                                        2002           2001
-------------------------------------------------------------------------------------------------------------------
ASSETS
 Cash and due from banks                                                                 $   171,864    $   224,416
 Money market investments:
  Federal funds sold                                                                          69,000            891
  Interest-bearing deposits with banks                                                         2,332          3,455
                                                                                         -----------    -----------
      Total money market investments                                                          71,332          4,346
 Securities available for sale (amortized cost $1,391,089 in 2002; $1,225,230 in 2001)     1,457,281      1,297,696
 Mortgage loans held for sale                                                                160,743        150,443
 Loans:
   Commercial                                                                              3,111,208      3,246,380
   Real estate construction                                                                  262,363        216,041
   Real estate mortgage                                                                      545,834        821,090
   Consumer                                                                                1,513,156      1,488,452
                                                                                         -----------    -----------
      Total loans                                                                          5,432,561      5,771,963
   Less: Allowance for loan losses                                                          (109,467)       (80,299)
                                                                                         -----------    -----------
      Net loans                                                                            5,323,094      5,691,664
 Premises and equipment                                                                      117,704        128,805
 Goodwill                                                                                     54,785         54,785
 Other intangible assets                                                                      19,862         26,032
 Bank owned life insurance                                                                    78,434             --
 Other assets                                                                                 66,935        100,688
                                                                                         -----------    -----------
      TOTAL ASSETS                                                                       $ 7,522,034    $ 7,678,875
                                                                                         ===========    ===========
LIABILITIES
 Noninterest-bearing deposits                                                            $   900,674    $   903,900
 Interest-bearing deposits                                                                 5,036,239      5,061,226
                                                                                         -----------    -----------
      Total deposits                                                                       5,936,913      5,965,126
 Federal funds purchased and securities sold
   under agreements to repurchase                                                            223,289        233,077
 Other short-term borrowings                                                                  79,062         81,353
 Other liabilities                                                                            32,988         72,756
 Long-term debt                                                                              599,313        629,099
                                                                                         -----------    -----------
      Total liabilities                                                                    6,871,565      6,981,411
SHAREHOLDERS' EQUITY
 Preferred stock - no par value:
    Authorized - 5,000,000 shares; Issued - none
 Common stock - no par value:
    Authorized - 100,000,000 shares
    Issued and outstanding - 43,702,371 in 2002; 45,097,614 in 2001                          112,253        155,720
 Retained earnings                                                                           495,570        521,191
 Other accumulated comprehensive net income                                                   42,646         20,553
                                                                                         -----------    -----------
    Total shareholders' equity                                                               650,469        697,464
                                                                                         -----------    -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $ 7,522,034    $ 7,678,875
                                                                                         ===========    ===========
===================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

(in thousands, except share amounts)                                    2002            2001           2000
---------------------------------------------------------------------------------------------------------------
INTEREST INCOME
    Interest and fees on loans                                      $    385,812    $    492,437   $    535,235
    Interest and dividends on investment securities:
       Taxable                                                            55,447          57,633         66,190
       Tax-exempt                                                         21,301          21,715         20,350
    Money market investments                                                 824           1,774            233
                                                                    ------------    ------------   ------------
         Total interest income                                           463,384         573,559        622,008
INTEREST EXPENSE
    Deposits                                                             127,849         204,929        229,137
    Short-term borrowings                                                  4,033          27,458         58,532
    Long-term debt                                                        29,720          33,191         19,465
                                                                    ------------    ------------   ------------
         Total interest expense                                          161,602         265,578        307,134
                                                                    ------------    ------------   ------------
NET INTEREST INCOME                                                      301,782         307,981        314,874
Provision for loan losses                                                120,200          26,407         20,983
                                                                    ------------    ------------   ------------
         Net interest income after provision for loan losses             181,582         281,574        293,891
                                                                    ------------    ------------   ------------
NONINTEREST INCOME
    Service charges on deposit accounts                                   26,456          27,773         26,260
    Trust fees                                                            18,956          21,028         24,253
    Mortgage and other loan income                                        16,845          13,159          4,997
    Bankcard fees                                                          6,142          11,799         11,258
    Brokerage and investment fees                                          9,502           8,157          7,693
    Investment securities gains                                            2,436           6,195             --
    Gain on sale of merchant business                                      5,400              --             --
    Gain on sale of equity investment                                         --          11,017             --
    Gain on sale of credit card assets                                        --           2,623             --
    Gain on sale of bank                                                      --             793             --
    Other                                                                 16,039          14,937         15,883
                                                                    ------------    ------------   ------------
         Total noninterest income                                        101,776         117,481         90,344
                                                                    ------------    ------------   ------------
NONINTEREST EXPENSE
    Salaries and employee benefits                                       126,847         126,278        122,577
    Equipment                                                             19,869          19,317         19,264
    Occupancy                                                             17,855          17,713         16,770
    Data processing fees                                                  12,641          13,101         12,608
    Professional services                                                 14,790          12,277         10,088
    Postage and delivery                                                   7,120           7,746          6,924
    Telephone                                                              5,279           5,556          6,364
    Advertising and public relations                                       5,112           5,219          5,034
    Stationery and supplies                                                4,032           4,426          5,602
    Intangible asset amortization                                          2,899          10,115          9,917
    Bankcard fees                                                          3,879           9,308          8,959
    Special charge                                                        13,402              --         15,541
    Other                                                                 25,658          20,127         18,114
                                                                    ------------    ------------   ------------
         Total noninterest expense                                       259,383         251,183        257,762
                                                                    ------------    ------------   ------------
INCOME BEFORE INCOME TAXES                                                23,975         147,872        126,473
Income tax provision (benefit)                                            (1,063)         43,215         35,813
                                                                    ------------    ------------   ------------
NET INCOME                                                          $     25,038    $    104,657   $     90,660
                                                                    ============    ============   ============
NET INCOME PER SHARE:
    Basic                                                           $       0.56    $       2.27   $       1.92
    Diluted                                                                 0.56            2.25           1.91
AVERAGE SHARES OUTSTANDING:
    Basic                                                             44,657,153      46,085,405     47,310,375
    Diluted                                                           45,076,684      46,589,962     47,542,815
===============================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                                     Accumulated
                                                                                                        Other
                                                                         Common        Retained     Comprehensive
(in thousands, except per share amounts)                                 Stock         Earnings     Income (loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE - JANUARY 1, 2000                                             $    226,972   $    424,140   $     (17,443)   $     633,669
    Comprehensive income:
       Net income                                                                          90,660                           90,660
       Other comprehensive income:
         Net unrealized gain on securities available-for-sale,
            net of tax effect of $15,718                                                                   29,181           29,181
                                                                                                                     -------------
       Total comprehensive income                                                                                          119,841
    Exercise of stock options, net of
       shares purchased                                                      1,879                                           1,879
    Cash dividends - $1.015 per share                                                     (48,108)                         (48,108)
    Shares acquired for retirement                                         (27,302)                                        (27,302)
                                                                      ------------   ------------   -------------    -------------
BALANCE - DECEMBER 31, 2000                                                201,549        466,692          11,738          679,979
    Comprehensive income:
       Net income                                                                         104,657                          104,657
       Other comprehensive income:
         Net unrealized gain on securities available-for-sale,
            net of tax effect of $5,690                                                                    14,569
         Less: Reclassification adjustment for net gains included
                  in net income, net of tax effect of $2,168                                               (4,027)
         Minimum pension liability                                                                         (1,727)
                                                                                                    -------------
            Other comprehensive income total                                                                                 8,815
                                                                                                                     -------------
       Total comprehensive income                                                                                          113,472
    Exercise of stock options, net of
       shares purchased                                                     12,662                                          12,662
    Cash dividends - $1.085 per share                                                     (50,158)                         (50,158)
    Shares acquired for retirement                                         (58,491)                                        (58,491)
                                                                      ------------   ------------   -------------    -------------
BALANCE - DECEMBER 31, 2001                                                155,720        521,191          20,553          697,464
    Comprehensive income:
       Net income                                                                          25,038                           25,038
       Other comprehensive income:
         Net unrealized gain on securities available-for-sale,
            net of tax effect of $11,170                                                                   22,328
         Less: Reclassification adjustment for net gains included
               in net income, net of tax effect of $853                                                    (1,583)
         Minimum pension liability                                                                          1,348
                                                                                                    -------------
            Other comprehensive income total                                                                                22,093
                                                                                                                     -------------
       Total comprehensive income                                                                                           47,131
    Exercise of stock options, net of
       shares purchased                                                      6,562                                           6,562
    Net change in deferred compensation, net of tax effect                     267                                             267
    Cash dividends - $1.130 per share                                                     (50,659)                         (50,659)
    Shares acquired for retirement                                         (50,296)                                        (50,296)
                                                                      ------------   ------------   -------------    -------------
BALANCE - DECEMBER 31, 2002                                           $    112,253   $    495,570   $      42,646    $     650,469
                                                                      ============   ============   =============    =============
==================================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                              YEAR ENDED DECEMBER 31,
(in thousands)                                                                           2002           2001          2000
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
    Net income                                                                       $    25,038    $   104,657    $    90,660
    Adjustments to reconcile net income to net cash provided by operating activities:
       Provision for loan losses                                                         120,200         26,407         20,983
       Depreciation and amortization                                                      17,045         16,241         15,995
       Amortization of goodwill and other intangibles                                      2,899         11,063         10,733
       Deferred income tax (credit)                                                       (5,110)          (279)         3,585
       Net amortization (accretion) on investment securities                               1,926           (563)          (147)
       Investment securities gains                                                        (2,436)        (6,195)            --
       Loans originated for sale                                                      (1,024,257)      (782,009)      (132,878)
       Proceeds from sales of mortgage loans held for sale                             1,023,821        638,407        134,020
       Gains from loan sales                                                              (9,864)        (6,841)        (1,142)
       Donation of equity security                                                            --             --          1,116
       Gains on sale of equity securities, credit card assets and bank                        --        (14,433)            --
       Accrued merger related and other special charges                                   (8,614)        (3,337)       (14,050)
       Other                                                                                 723         (4,720)            87
                                                                                     -----------    -----------    -----------
          Net cash provided by operating activities                                      141,371        (21,602)       128,962
INVESTING ACTIVITIES:
    Net (increase) decrease in money market investments                                  (66,986)       (15,003)        36,270
    Securities available-for-sale:
       Proceeds from sales                                                                69,677        297,492          6,755
       Proceeds from maturities                                                          307,546        352,369        183,185
       Purchases                                                                        (504,382)      (502,261)      (131,311)
    Net (increase) decrease in loans and leases                                          248,370        595,211       (522,569)
    Net increase in properties and equipment                                              (5,944)        (7,952)       (10,519)
    Purchase of bank owned life insurance                                                (78,000)            --             --
    Sale of credit card assets                                                                --         29,454             --
    Net cash provided by acquisitions and sales                                               --         14,433         26,008
                                                                                     -----------    -----------    -----------
         Net cash used by investing activities                                           (29,719)       763,743       (412,181)
FINANCING ACTIVITIES:
    Net increase (decrease) in demand and savings deposits                               255,720        143,669       (231,753)
    Net increase (decrease) in time deposits                                            (283,933)      (422,684)       315,889
    Net decrease in short-term borrowings                                                (12,079)      (618,820)        (4,029)
    Proceeds from issuance of long-term debt                                             121,000        183,182        740,150
    Principal reductions in long-term debt                                              (150,786)       (25,200)      (396,137)
    Cash dividends paid                                                                  (50,659)       (50,158)       (48,108)
    Proceeds from stock options exercised                                                  6,562         12,662          1,879
    Shares acquired for retirement                                                       (50,296)       (58,491)       (27,302)
    Net change in deferred compensation, net of tax effect                                   267             --             --
                                                                                     -----------    -----------    -----------
         Net cash provided by financing activities                                      (164,204)      (835,840)       350,589
                                                                                     -----------    -----------    -----------
Net increase (decrease) in cash and due from banks                                       (52,552)       (93,699)        67,370
Cash and due from banks at beginning of period                                           224,416        318,115        250,745
                                                                                     -----------    -----------    -----------
Cash and due from banks at end of period                                             $   171,864    $   224,416    $   318,115
                                                                                     ===========    ===========    ===========
Supplemental Cash Flow Information:
    Interest paid                                                                    $   168,588    $   278,979    $   297,396
    Income taxes paid                                                                     22,888         40,481         30,647
==============================================================================================================================

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

INVESTMENT SECURITIES: Citizens classifies all debt and equity securities as available for sale. Debt and marketable equity securities are reported at fair value with unrealized gains and losses included in shareholders' equity. Non-marketable equity securities such as Federal Reserve Bank and Federal Home Loan Bank stock are reported at cost. In the event that an investment security is sold, the adjusted cost of the specific security sold is used to compute the applicable gain or loss. When it is determined that securities or other investments are impaired and the impairment is other than temporary, an impairment loss is recorded in earnings and a new basis is established.

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

Loans are placed on nonaccrual status when the collection of principal or interest is considered doubtful, or payment of principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. When these loans (including a loan impaired) are placed on nonaccrual status, all interest previously accrued but unpaid is reversed against current year interest income. Interest payments received on nonaccrual loans are credited to income if future collection of principal is probable. Loans are normally restored to accrual status when interest and principal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

BANK OWNED LIFE INSURANCE: Bank Owned Life Insurance is recorded as an asset at the amount that could be realized under the insurance contracts as of the date of the consolidated balance sheets. The change in cash surrender value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contracts for the period. This change is recorded in noninterest income as cash surrender value of life insurance revenue.

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

SECURITIZATIONS AND SALES OF MORTGAGE LOANS: Citizens sells substantially all of the fixed-rate single-family mortgage loans it originates, including adjustable-rate loans that convert to fixed-rate loans. These sales are accomplished through cash sales to Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and other third-party investors, as well as through securitizations with FHLMC and FNMA. In general, mortgage-backed securities ("MBSs") received from FHMLC or FNMA in exchange for fixed-rate mortgage loans are sold immediately in the securities market. From time to time, Citizens also exchanges fixed and variable rate mortgage loans held in portfolio for FHLMC or FNMA MBSs backed by the same loans. The resulting MBSs are sold to third party investors or classified as held for sale in Citizens investment security portfolio.

If MBSs are retained in the investment portfolio, any gain or loss at time of sale is recorded as a security gain or loss. All other gains or losses associated with sales of single-family mortgage loans are recorded as a component of mortgage banking revenue. Typically, Citizens does not service the loans after they are sold or exchanged, but sells the mortgage servicing rights, in a separate transaction, before or at the time of the securitization. Sales or securitizations of mortgage loans through FHLMC and FNMA are done under terms that do not provide for any material recourse to Citizens by the investor. Citizens does not retain any interest in these securitized mortgage loans.

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

------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31,
(in thousands, except per share amounts)                        2002         2001         2000
------------------------------------------------------------------------------------------------
Net income, as reported                                       $ 25,038    $ 104,657     $ 90,660
Less pro forma expense related to options granted                2,401        1,849        1,640
                                                              --------    ---------     --------
Pro forma net income                                          $ 22,637    $ 102,808     $ 89,020
                                                              ========    =========     ========
Pro forma net income per share:
   Basic - as reported                                        $   0.56    $    2.27     $   1.92
   Basic - pro forma                                              0.51         2.23         1.88
   Diluted - as reported                                          0.56         2.25         1.91
   Diluted - pro forma                                            0.50         2.21         1.87
================================================================================================

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

NOTE 4. BUSINESS RESTRUCTURING, MERGER AND OTHER CHARGES

In the third quarter of 2002, Citizens recorded a charge of $13.8 million ($9.0 million after-tax) for restructuring, impairment and other costs associated with reorganization of Citizens' consumer, business and wealth management lines of business. In December, the charge was reduced to $13.4 million as Citizens reversed $404,600 of employee benefits and severance, professional fees and lease termination fees included in the original charge that were no longer expected to be paid. The charge was recorded as a separate component of noninterest expense and identified as the "special charge."

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

------------------------------------------------------------------------------------------------------------
                                                      Beginning                                   Reserve
                                                      Reserve/                                    Balance
                                                       Special          Cash        Noncash     December 31,
(in thousands)                                         Charge         Payments     Charges(1)       2002
------------------------------------------------------------------------------------------------------------
Employee benefits and severance                       $  8,072        $  3,433      $    358       $  4,281
Professional fees                                        2,369           1,899            62            408
Facilities and lease impairment                          2,358              77         1,959            322
Contract termination fees and write-off of
     obsolete equipment, software and supplies           1,008             725           101            182
                                                      --------        --------      --------       --------
        Total                                         $ 13,807        $  6,134      $  2,480       $  5,193
                                                      ========        ========      ========       ========
===========================================================================================================

(1)Include a reserve accrual reversal of $404,600 primarily for employee benefits and severance, and professional fees

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

In the fourth quarter of 2000, Citizens recorded an additional pre-tax charge of $3.2 million ($2.1 million after-tax) for restructuring costs of $2.0 million and asset impairment and other charges of $1.2 million associated with new corporate and organizational re-engineering initiatives. The restructuring plans included reorganization of Citizens' trust and investment management business into one nationally chartered trust bank, streamlining of the Company's community bank organizational structure, consolidation of its direct and indirect lending operations, and exiting of certain unprofitable indirect lending dealer relationships. These initiatives were also completed by year-end 2001

At year-end 2001, our special charge reserves from the 1999 merger as well as the fourth quarter 2000 initiatives were fully utilized. Total deductions to the special charge reserve were $3.3 million in 2001 and $16.0 million in 2000. Included in these deductions were cash payments of $3.3 million and $9.7 million in 2001 and 2000, respectively

The components of the special charge recorded in noninterest expense in 2000 are as follows:

--------------------------------------------------------------------------------
(in thousands)                                                           2000
--------------------------------------------------------------------------------
MERGER, RESTRUCTURING & OTHER COSTS RELATED TO
    1999 ACQUISITION & STRATEGIC INITIATIVES APPROVED IN 1999
Employee salaries, benefits and severence                              $   2,098
Contract termination and other conversion costs                            9,981
Professional fees                                                            477
Other merger integration costs                                             3,838
Asset impairment and other writeoffs:
    Facilities and equipment                                               1,207
    Other writeoffs                                                          982
Changes in 1999 reserve estimates:
    Contract settlement less than amount accrued                          (3,900)
    Changes in benefits and severence estimates                           (2,324)
                                                                       ---------
             Subtotal                                                     12,359
ADDITIONAL RESTRUCTURING & OTHER COSTS FOR
    STATEGIC INITIATIVES APPROVED IN 2000
Employee benefits and severence                                            1,962
Software & equipment writeoffs                                               654
Professional fees                                                            463
Other                                                                        103
                                                                       ---------
             Subtotal                                                      3,182
                                                                       ---------
             Total                                                     $  15,541
                                                                       =========
================================================================================

NOTE 5. INVESTMENT SECURITIES

The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow:

--------------------------------------------------------------------------------------------------------------------------------
                                               DECEMBER 31, 2002                                      December 31, 2001
                              --------------------------------------------------     -------------------------------------------

                                               ESTIMATED       GROSS UNREALIZED                      Estimated    Gross Unrealized
                               AMORTIZED         FAIR          -----------------      Amortized       Fair       ----------------
(in thousands)                   COST            VALUE         GAINS      LOSSES         Cost         Value      Gains    Losses
--------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
U.S. Treasury                 $     5,978     $    6,135     $    157    $    ---    $     7,949   $     8,163  $    214  $  ---
Federal agencies:
  Mortgage-backed                 762,733        787,821       25,281         193        551,377       565,393    14,714     698
  Other                           135,436        148,687       13,251         ---        157,921       166,236     8,316       1
State and municipal               417,549        444,951       27,670         268        432,425       443,956    13,378   1,847
Mortgage and asset-backed           6,228          6,452          236          12         10,448        10,558      1 70      60
Other                              63,165         63,235           70         ---         65,110        65,200        90     ---
                              -----------     ----------     --------    --------    -----------   -----------  --------  ------
Total available for sale      $ 1,391,089     $1,457,281     $ 66,665    $    473    $ 1,225,230   $ 1,259,506  $ 36,882  $2,606
                              ===========     ==========     ========    ========    ===========   ===========  ========  ======
================================================================================================================================

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2002 are shown below.

--------------------------------------------------------------------------------
                                                                      Estimated
                                                    Amortized           Fair
(in thousands)                                        Cost              Value
--------------------------------------------------------------------------------
Due within one year                                $    44,505       $    39,849
One to five years                                      170,851           190,069
Five to ten years                                      204,789           222,290
After ten years                                        139,168           147,917
                                                   -----------       -----------
                                                       559,313           600,125
Equity securities                                       62,816            62,883
Mortgage and asset-backed securities                   768,960           794,273
                                                   -----------       -----------
  Total                                            $ 1,391,089       $ 1,457,281
                                                   ===========       ===========
================================================================================

Sales of investment securities resulted in realized gains and losses as follows:

--------------------------------------------------
                         Year Ended December 31,
(in thousands)         2002        2001       2000
--------------------------------------------------
Securities gains      $ 2,527    $  6,202    $ 67
Securities losses         (91)         (7)    (67)
                      -------    --------    ----
  Net gain            $ 2,436    $  6,195    $---
                      =======    ========    ====
=================================================

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

A summary of nonperforming assets follows:

--------------------------------------------------------------------------
                                                          December 31,
(in thousands)                                        2002          2001
--------------------------------------------------------------------------
Nonperforming loans:
 Nonaccrual                                         $ 86,717      $ 68,793
 Loans 9 days past due (still accruing)                  860         4,168
 Restructured                                            ---           337
                                                    --------      --------
   Total nonperforming loans                          87,577        73,298
Other real estate                                      6,599         4,463
Other assets acquired by repossession                  1,495         1,484
                                                    --------      --------
   Total nonperforming assets                       $ 95,671      $ 79,245
                                                    ========      ========
==========================================================================

The effect of nonperforming loans on interest income follows:

-------------------------------------------------------------------------
                                              Year Ended December 31,
(in thousands                                2002      2001        2000
-------------------------------------------------------------------------
Interest income:
  At original contract rates               $  7,721  $  6,392    $  4,953
  As actually recognized                      4,685     3,344       3,045
                                           --------  --------    --------
Interest foregone                          $  3,036  $  3,048    $  1,908
                                           ========  ========    ========
=========================================================================

There are no significant commitments outstanding to lend additional funds to clients whose loans were classified as nonaccrual or restructured at December 31, 2002.

A summary of impaired loans and their effect on interest income follows:

--------------------------------------------------------------------------------------------
                                                                          Valuation Reserve
                                                                          -----------------
 (in thousands)                                      2002       2001       2002       2001
--------------------------------------------------------------------------------------------
Balances - December 31
  Impaired loans with valuation reserve            $ 41,240   $ 39,795   $ 13,338   $ 10,373
  Impaired loans with no valuation reserve           35,272     22,256        ---        ---
                                                   --------   --------   --------   --------
     Total impaired loans                          $ 76,512   $ 62,051   $ 13,338   $ 10,373
                                                   ========   ========   ========   ========

  Impaired loans on nonaccrual basis               $ 70,345   $ 43,549   $  8,690   $  5,838
  Impaired loans on accrual basis                     6,167     18,502      4,648      4,535
                                                   --------   --------   --------   --------
     Total impaired loans                          $ 76,512   $ 62,051   $ 13,338   $ 10,373
                                                   ========   ========   ========   ========
Average balance for the year                       $ 80,487   $ 77,995
Interest income recognized for the year               1,376      3,273
Cash collected applied to outstanding principal       4,415      3,118
--------------------------------------------------------------------------------------------

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

Changes in originated mortgage servicing rights for the years ended December 31 were as follows:

------------------------------------------------------------
(in thousands)                             2002       2001
------------------------------------------------------------
Balance - January 1                      $ 1,733    $  2,680
 Mortgage servicing rights capitalized       ---         ---
 Amortization                             (1,051)       (947)
 Impairment loss                            (250)        ---
                                         -------    --------
Balance - December 31                    $   432    $  1,733
                                         =======    ========
============================================================

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

--------------------------------------------------------------------------------------------------------
                                              2002                   2001                  2000
                                       --------------------   --------------------   -------------------
(in thousands, except                    Net      Earnings      Net      Earnings      Net     Earnings
  per share amounts)                    Income    Per Share    Income    Per Share    Income   Per Share
--------------------------------------------------------------------------------------------------------
Diluted earnings per
  common share computation:
Net income/diluted EPS as reported     $ 25,038    $  0.56    $104,657    $ 2.25     $90,660     $ 1.91
Add back: Goodwill amortization,
  net of tax effect                         ---        ---       5,545      0.12       5,482       0.12
                                       --------    -------    --------    ------     -------     ------
Adjusted net income/diluted EPS        $ 25,038    $  0.56    $110,202    $ 2.37     $96,142     $ 2.03
                                       ========    =======    ========    ======     =======     ======
========================================================================================================

SFAS 142 requires that goodwill be tested for impairment at adoption and at least annually thereafter. Citizens completed it's transitional impairment testing in June 2002 and no impairment under SFAS 142 was identified. A summary of goodwill allocated to Citizens' lines of business as of December 31, 2002 follows.

--------------------------------------------------
                                      December 31,
 (in thousands)                           2002
--------------------------------------------------
Business Banking                        $ 23,982
Consumer Banking                          29,002
Wealth Management                          1,801
Other                                        ---
                                        --------
 Total Goodwill                         $ 54,785
                                        ========
==================================================

No changes in the carrying amount of goodwill were recorded during 2002. Citizens' other intangible assets are shown in the table below.

-----------------------------------------------------
                                      December 31,
(in thousands)                      2002       2001
-----------------------------------------------------
Core deposit intangibles          $ 28,989   $ 28,989
Accumulated amortization             9,160      6,261
                                  --------   --------
Net core deposit intangibles        19,829     22,728
Minimum pension liability               33      3,304
                                  --------   --------
 Total other intangibles          $ 19,862   $ 26,032
                                  ========   ========
=====================================================

The estimated annual amortization expense for core deposit intangibles for each of the next five years is $2.9 million. As part of adopting SFAS 142, Citizens has had no material reclassifications or adjustments to the useful lives of finite-lived (core deposit) intangible assets.

NOTE 8. ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses follows:

---------------------------------------------------------------------------
(in thousands)                             2002         2001        2000
---------------------------------------------------------------------------
Balance - January 1                      $  80,299    $ 80,070    $ 76,397
 Allowance of sold banks and branches          ---        (240)        ---
 Provision for loan losses                 120,200      26,407      20,983
 Charge-offs                              (101,704)    (32,732)    (25,448)
 Recoveries                                 10,672       6,794       8,138
                                         ---------    --------    --------
   Net charge-offs                         (91,032)    (25,938)    (17,310)
                                         ---------    --------    --------
Balance - December 31                    $ 109,467    $ 80,299    $ 80,070
                                         =========    ========    ========
===========================================================================

NOTE 9. PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

---------------------------------------------------------------------
                                                   December 31,
(in thousands)                                 2002          2001
---------------------------------------------------------------------
Land                                         $   21,115    $  21,806
Buildings                                       145,511      146,775
Leasehold improvements                            5,544        5,750
Furniture and equipment                         124,450      124,939
                                             ----------    ---------
                                                296,620      299,270
Accumulated depreciation and amortization      (178,916)    (170,465)
                                             ----------    ---------
Total                                        $  117,704    $ 128,805
                                             ==========    =========
=====================================================================

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

NOTE 10. DEPOSITS

A summary of deposits follows:

--------------------------------------------------------
                                       December 31,
(in thousands)                     2002         2001
--------------------------------------------------------
Noninterest-bearing demand      $  900,674    $  903,900
Interest-bearing demand          1,307,524       995,191
Savings                          1,358,042     1,411,429
Time deposits over $100,000        677,628       818,375
Other time deposits              1,693,045     1,836,231
                                ----------    ----------
 Total                          $5,936,913    $5,965,126
                                ==========    ==========
========================================================

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

Information relating to federal funds purchased and securities sold under agreements to repurchase follows:

-----------------------------------------------------------------------------
(in thousands)                             2002          2001        2000
-----------------------------------------------------------------------------
At December 31:
 Balance                                 $ 223,289     $ 233,077    $ 394,466
 Weighted average interest rate paid          1.29%         1.81%        6.35%
During the year:
 Maximum outstanding at any month-end    $ 281,676     $ 354,612    $ 540,652
 Daily average                             195,983       242,945      305,402
 Weighted average interest rate paid          1.51%         4.32%        6.18%
=============================================================================

Citizens did have any significant short-term borrowings with the FHLB in 2002. In 2001 and 2000 a significant amount of short-term borrowings consisted of FHLB advances and lines of credit to Citizens' subsidiary banks. Information relating to short-term FHLB borrowings in 2001 and 2000 follows:

----------------------------------------------------------------
(in thousands)                              2001         2000
----------------------------------------------------------------
At December 31:
 Balance                                  $    ---     $ 450,074
 Weighted average interest rate paid           ---          6.54%
During the year:
 Maximum outstanding at any month-end     $425,200     $ 622,874
 Daily average                             222,310       581,467
 Weighted average interest rate paid          6.25%         6.47%
================================================================

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

NOTE 12. LONG-TERM DEBT

A summary of long-term debt follows:

--------------------------------------------------
                                 December 31,
(in thousands)                2002         2001
--------------------------------------------------
CITIZENS SUBSIDIARIES:
 FHLB Notes                 $ 599,139    $ 628,818
 Other                            174          281
                            ---------    ---------
Total long-term debt        $ 599,313    $ 629,099
                            =========    =========
==================================================

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

Maturities of long-term debt during the next five years follow:

-----------------------------------
(in thousands)
-----------------------------------
   2003                    $ 26,282
   2004                      51,019
   2005                     190,856
   2006                       1,076
   2007                      25,938
   Over 5 Years             304,142
                           --------
    Total                  $599,313
                           ========
===================================

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

The components of net periodic benefit cost charged to operations each year for all plans follow:

                                                         Year Ended December 31,
(in thousands)                                         2002       2001       2000
-----------------------------------------------------------------------------------
DEFINED BENEFIT PENSION PLANS
Service cost                                         $ 3,893    $ 2,988    $ 2,922
Interest cost                                          5,095      4,878      4,420
Expected return on plan assets                        (6,837)    (6,873)    (6,568)
Curtailment loss                                         892
Amortization of unrecognized:
   Net transition asset                                  (18)      (123)      (218)
   Prior service cost                                    728        626        180
   Net actuarial gain (loss)                               6       (586)      (808)
                                                     -------    -------    -------
       Net pension cost (income)                       3,759        910        (72)
                                                     -------    -------    -------
POSTRETIREMENT BENEFIT PLANS
Service cost                                               8         12         12
Interest cost                                          1,249      1,148      1,094
Amortization of unrecognized:
   Prior service cost                                     (4)        (5)      (385)
   Net actuarial loss                                    120         --         --
                                                     -------    -------    -------
       Net postretirement benefit cost                 1,373      1,155        721
                                                     -------    -------    -------
DEFINED CONTRIBUTION RETIREMENT AND 401(k) PLANS
Employer contributions                                 3,271      2,850      3,584
                                                     -------    -------    -------
       Total periodic benefit cost                   $ 8,403    $ 4,915    $ 4,233
                                                     =======    =======    =======
===================================================================================

The following information summarizes activity in Citizens' pension and postretirement benefit plans.

                                                          Pension              Postretirement
                                                          Benefits                Benefits
                                                   --------------------------------------------
(in thousands)                                       2002        2001        2002        2001
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year              $ 73,530    $ 63,825    $ 15,714    $ 15,613
Service cost                                          3,893       2,988           8          12
Interest cost                                         5,095       4,878       1,249       1,148
Participant contribution                                 --          --         779         304
Actuarial (gains) losses                              4,698       3,916       2,702         160
Plan amendments                                          --       1,123          --          --
Benefits paid                                        (5,788)     (3,200)     (1,950)     (1,523)
                                                   --------    --------    --------    --------
Benefit obligation, end of year                    $ 81,428    $ 73,530    $ 18,502    $ 15,714
                                                   ========    ========    ========    ========
CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year       $ 63,127    $ 69,036    $     --    $     --
Actual return on plan assets                         (6,951)     (3,813)         --          --
Employer contribution                                24,780       1,439       1,171       1,219
Participant contribution                                 --          --         779         304
Expenses paid                                          (241)       (335)         --          --
Benefits paid                                        (5,788)     (3,200)     (1,950)     (1,523)
                                                   --------    --------    --------    --------
Fair value of plan assets, end of year             $ 74,927    $ 63,127    $     --    $     --
                                                   ========    ========    ========    ========
RECONCILIATION OF FUNDED STATUS
(Under)/Over funded                                $ (6,501)   $(10,403)   $(18,502)   $(15,714)
Unrecognized:
   Net transition asset - 16 yr amortization            (24)        (42)         --          --
   Prior service cost (benefit)                       1,785       3,404         (33)        (37)
   Net actuarial (gain) loss                         22,724       4,001       3,510         930
Adjustment to recognize minimum liability                --      (5,961)         --          --
                                                   --------    --------    --------    --------
Net amount recognized in the
    consolidated balance sheets                    $ 17,984    $ (9,001)   $(15,025)   $(14,821)
                                                   ========    ========    ========    ========
================================================================================================

The assumptions used in determining the actuarial present value of the benefit obligations and the net periodic pension expense follow:

                                                    Pension         Postretirement
                                                    Benefits           Benefits
                                                -----------------   --------------
                                                2002       2001      2002    2001
----------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS - DECEMBER 31
Discount rate                                   6.50%    7.25%       6.50%   7.25%
Expected return on plan assets                  9.25     9.75          --      --
Rate of compensation increase:                                         --      --
   Cash balance defined benefit plans             (1)      (1)
   Nonqualified supplemental benefit plans      5.00%    5.0-5.5%
=================================================================================

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

                                                          One Percentage    One Percentage
(in thousands)                                            Point Increase    Point Decrease
------------------------------------------------------------------------------------------
Effect on total of service and interest cost components       $   107          $    (95)
Effect on the postretirement benefit obligation                 1,486            (1,312)
==========================================================================================

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

NOTE 14. INCOME TAXES

Significant components of income taxes are as follows:

                                     Year Ended December 31,
(in thousands)                    2002        2001        2000
----------------------------------------------------------------
Current tax expense:
  Federal                       $  3,676    $ 42,926    $ 31,773
  State                              371         568         455
                                --------    --------    --------
Total current tax expense          4,047      43,494      32,228
Deferred tax expense (credit)     (5,110)       (279)      3,585
                                --------    --------    --------
Total income tax expense        $ (1,063)   $ 43,215    $ 35,813
                                ========    ========    ========
================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Citizens' deferred tax assets and liabilities as of December 31, 2002 and 2001 follow:

(in thousands)                                             2002      2001
---------------------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses                             $40,629   $29,349
    Accrued postemployment benefits other than pensions     5,359     5,288
    Alternative minimum tax                                 3,257        --
    Accrued special charges                                 1,898        --
    Other deferred tax assets                               6,908     9,366
                                                          -------   -------
       Deferred tax assets                                 58,051    44,003
                                                          -------   -------
Deferred tax liabilities:
    Pension                                                 8,414        --
    Acquisition premium on loans                            5,156     4,027
    Tax over book depreciation                              3,353     4,212
    Net unrealized gains on securities                     22,963    11,067
    Other deferred tax liabilities                          4,203     3,949
                                                          -------   -------
       Deferred tax liabilities                            44,089    23,255
                                                          -------   -------
Net deferred tax assets                                   $13,962   $20,748
                                                          =======   =======
===========================================================================

A reconciliation of income tax expense to the amount computed by applying the federal statutory rate of 35% to income before income taxes follows:

                                                                           Year Ended December 31,
(in thousands)                                                          2002        2001        2000
-------------------------------------------------------------------------------------------------------
Tax at federal statutory rate applied to income before income taxes   $  8,391    $ 51,755    $ 44,266
Increase (decrease) in taxes resulting from:
        Tax-exempt interest                                             (8,623)     (8,793)     (8,229)
        Other                                                             (831)        253        (224)
                                                                      --------    --------    --------
Total income tax expense                                              $ (1,063)   $ 43,215    $ 35,813
                                                                      ========    ========    ========
=======================================================================================================

NOTE 15. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations follows:

                                                                Year Ended December 31,
(in thousands)                                                 2002       2001       2000
-------------------------------------------------------------------------------------------
NUMERATOR:
    Numerator for basic and dilutive earnings per share --
       net income available to common shareholders           $ 25,038   $104,657   $ 90,660
                                                             ========   ========   ========
DENOMINATOR:
    Denominator for basic earnings per share --
       weighted average shares                                 44,657     46,085     47,310
    Effect of dilutive securities -- potential conversion
       of employee stock options                                  420        505        233
                                                             --------   --------   --------
    Denominator for diluted earnings per share --
       adjusted weighted-average shares and assumed            45,077     46,590     47,543
                                                             ========   ========   ========

BASIC EARNINGS PER SHARE                                     $   0.56   $   2.27   $   1.92
                                                             ========   ========   ========

DILUTED EARNINGS PER SHARE                                   $   0.56   $   2.25   $   1.91
                                                             ========   ========   ========
===========================================================================================

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

Statement 123 requires certain pro forma disclosures regarding net income and earnings per share as if Citizens had accounted for its stock options under the fair value method of that statement. The following table provides these disclosures along with significant assumptions used to estimate the fair value of these options:

                                           2002                 2001              2000
-----------------------------------------------------------------------------------------
Pro forma amounts:
   Net income (in thousands)            $   22,637          $  102,808         $   89,020
   Net income per share:
       Basic                                  0.51                2.23               1.88
       Diluted                                0.50                2.21               1.87
Weighted-average assumptions:
   Dividend yield                              3.5%                3.5%               3.5%
   Expected volatility                        28.0%               28.0%              25.0%
   Risk-free interest rate                    4.18%               5.02%              6.80%
   Expected lives                            5 yrs.               5 yrs.            5 yrs.
=========================================================================================

The weighted average fair values of stock options granted during 2002, 2001 and 2000 were $6.75, $5.77 and $3.93, respectively.

A summary of stock option transactions under the plans for 2002, 2001 and 2000 follows:

                                                      Options                          Option Price
                                          ------------------------------      ----------------------------
                                           Available                            Per Share
                                           for Grant         Outstanding          Range          Average
----------------------------------------------------------------------------------------------------------
January 1, 2000                              620,697          2,266,497       $  5.40-36.31    $     23.22
   Authorized                                803,897                 --                  --             --
   Granted                                (1,224,350)         1,224,350         16.66-16.91          16.67
   Exercised                                      --           (158,544)         5.40-21.83          12.32
   Canceled                                   52,336           (141,299)        16.66-35.63          20.54
                                          ----------          ---------       -------------    -----------
December 31, 2000                            252,580          3,191,004          8.50-36.31          21.36
   Authorized                                566,858                 --                  --             --
   Granted                                  (651,200)           651,200         25.42-25.72          25.43
   Exercised                                      --           (591,602)         8.50-28.21          18.07
   Canceled                                  117,277           (207,729)        16.66-36.31          20.45
                                          ----------          ---------       -------------    -----------
December 31, 2001                            285,515          3,042,873         11.75-36.31          22.94
   OLD PLANS EXPIRED OR TERMINATED          (285,515)                --                  --             --
   NEW PLAN AUTHORIZED                     7,000,000                 --                  --             --
   GRANTED                                  (901,200)           901,200         25.11-33.41          30.85
   RESTRICTED STOCK GRANTED                  (25,000)                --                  --             --
   EXERCISED                                      --           (327,629)        11.77-30.50          20.13
   CANCELED                                   24,500           (182,277)        16.66-36.31          23.08
                                          ----------          ---------       -------------    -----------
DECEMBER 31, 2002                          6,098,300          3,434,167       $ 11.75-36.31    $     25.28
                                          ==========          =========       =============    ===========
==========================================================================================================

The following table summarizes information on stock options outstanding as of December 31, 2002:

                                     Options Outstanding                           Options Exercisable
                       --------------------------------------------------    ------------------------------
                                       Weighted-
                                        Average               Weighted-                        Weighted-
                                      Remaining               Average                           Average
     Range               Amount         Life               Exercise Price      Amount        Exercise Price
-----------------------------------------------------------------------------------------------------------
$ 11.75 - 19.99        1,115,753        6.3 years           $   17.03          405,073       $   17.68
  20.00 - 29.99        1,060,677        7.8                     24.89          396,248           23.64
  30.00 - 36.31        1,257,737        7.2                     32.91          501,031           33.62
                       ---------                                             ---------
$ 11.75 - 36.31        3,434,167        7.1                     25.28        1,302,352           25.63
                       =========                                             =========
==========================================================================================================

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

Amounts available to clients under loan commitments and letters of credit follow:

                                                       December 31,
(in thousands)                                    2002              2001
---------------------------------------------------------------------------
LOAN COMMITMENTS AND LETTERS OF CREDIT:
Commitments to extend credit                   $1,739,091        $1,683,239
Standby letters of credit                          36,396            53,718
Commercial letters of credit                      138,679            91,807
===========================================================================

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

Citizens and its subsidiaries are parties to litigation arising in the ordinary course of business. Management believes that the aggregate liability, if any, resulting from these proceedings would not have a material effect on Citizens' consolidated financial position or results of operations.

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

The estimated fair values of Citizens' financial instruments follow:

                                                                DECEMBER 31, 2002               December 31, 2001
                                                           --------------------------      --------------------------
                                                            CARRYING       ESTIMATED        Carrying       Estimated
(in millions)                                                AMOUNT        FAIR VALUE        Amount        Fair Value
---------------------------------------------------------------------------------------------------------------------
Financial assets:
     Cash and money market investments                     $    243.2      $    243.2      $    228.8      $    228.8
     Investment securities                                    1,457.3         1,457.3         1,297.7         1,297.7
     Net loans (1)                                            5,483.8         5,671.5         5,842.1         5,965.8
Financial liabilities:
     Deposits                                                 5,936.9         5,983.9         5,965.1         6,008.6
     Short-term borrowings                                      302.4           302.5           314.4           314.6
     Long-term debt                                             599.3           618.8           629.1           648.0
Off-balance sheet financial instrument liabilities:
     Loan commitments                                              --             3.9              --             3.2
     Standby and commercial letters of credit                      --             0.9              --             0.7
=====================================================================================================================

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

LINE OF BUSINESS INFORMATION: NEW ORGANIZATIONAL STRUCTURE

                                                  Business          Consumer          Wealth
(in thousands)                                     Banking           Banking           Mgmt            Other             Total
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 2002

Net interest income (taxable equivalent)         $ 140,926         $ 152,398        $     273        $  22,655         $ 316,252
Provision for loan losses                          108,002            13,590               --           (1,392)          120,200
                                                 ---------         ---------        ---------        ---------         ---------
      Net interest income after provision           32,924           138,808              273           24,047           196,052
Noninterest income                                  17,179            58,524           23,881            2,192           101,776
Noninterest expense                                 69,555           140,098           17,563           32,167           259,383
                                                 ---------         ---------        ---------        ---------         ---------
      Income (loss) before income taxes            (19,452)           57,234            6,591           (5,928)           38,445
Income tax expense (taxable equivalent)             (6,804)           20,034            2,307           (2,130)           13,407
                                                 ---------         ---------        ---------        ---------         ---------
      Net income (loss)                          $ (12,648)        $  37,200        $   4,284        $  (3,798)        $  25,038
                                                 =========         =========        =========        =========         =========
AVERAGE ASSETS (IN MILLIONS)                     $   3,364         $   2,692        $       7        $   1,506         $   7,569
                                                 =========         =========        =========        =========         =========
================================================================================================================================
EARNINGS SUMMARY - 2001

Net interest income (taxable equivalent)         $ 139,766         $ 166,312        $   1,232        $  15,506         $ 322,816
Provision for loan losses                           17,380             8,881               --              146            26,407
                                                 ---------         ---------        ---------        ---------         ---------
      Net interest income after provision          122,386           157,431            1,232           15,360           296,409
Noninterest income                                  16,429            62,305           25,050           13,697           117,481
Noninterest expense                                 67,267           146,578           16,823           20,515           251,183
                                                 ---------         ---------        ---------        ---------         ---------
      Income before income taxes                    71,548            73,158            9,459            8,542           162,707
Income tax expense (taxable equivalent)             25,047            25,605            3,311            4,087            58,050
                                                 ---------         ---------        ---------        ---------         ---------
      Net income                                 $  46,501         $  47,553        $   6,148        $   4,455         $ 104,657
                                                 =========         =========        =========        =========         =========

AVERAGE ASSETS (IN MILLIONS)                     $   3,461         $   3,075        $      11        $   1,389         $   7,936
                                                 =========         =========        =========        =========         =========
================================================================================================================================

LINE OF BUSINESS INFORMATION: OLD ORGANIZATIONAL STRUCTURE

                                                   Commercial    Retail    Financial
(in thousands)                                      Banking     Banking    Services        F&M        Other         Total
--------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 2002

Net interest income (taxable equivalent)           $  95,208   $ 117,970   $     235   $  86,324    $  16,515    $ 316,252
Provision for loan losses                             68,067       9,237          --      45,637       (2,741)     120,200
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Net interest income after provision              27,141     108,733         235      40,687       19,256      196,052
Noninterest income                                    14,730      43,605      22,603      19,456        1,382      101,776
Noninterest expense                                   37,483     100,802      15,964      82,149       22,985      259,383
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Income (loss) before income taxes                 4,388      51,536       6,874     (22,006)      (2,347)      38,445
Income tax expense (taxable equivalent)                1,535      18,040       2,406      (7,980)        (594)      13,407
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Net income (loss)                             $   2,853   $  33,496   $   4,468   $ (14,026)   $  (1,753)   $  25,038
                                                   =========   =========   =========   =========    =========    =========

AVERAGE ASSETS (IN MILLIONS)                       $   2,225   $   2,146   $       7   $   2,351    $     840    $   7,569
                                                   =========   =========   =========   =========    =========    =========

==========================================================================================================================

EARNINGS SUMMARY - 2001

Net interest income (taxable equivalent)           $  92,714   $ 125,418   $   1,140   $  94,000    $   9,544    $ 322,816
Provision for loan losses                              6,949       7,046          --      13,033         (621)      26,407
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Net interest income after provision              85,765     118,372       1,140      80,967       10,165      296,409
Noninterest income                                    13,777      48,527      23,139      20,119       11,919      117,481
Noninterest expense                                   44,584     104,732      14,267      70,580       17,020      251,183
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Income (loss) before income taxes                54,958      62,167      10,012      30,506        5,064      162,707
Income tax expense (taxable equivalent)               19,235      21,758       3,504      10,441        3,112       58,050
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Net income (loss)                             $  35,723   $  40,409   $   6,508   $  20,065    $   1,952    $ 104,657
                                                   =========   =========   =========   =========    =========    =========
AVERAGE ASSETS (IN MILLIONS)                       $   2,128   $   2,804   $       9   $   2,633    $     363    $   7,936
                                                   =========   =========   =========   =========    =========    =========

==========================================================================================================================

EARNINGS SUMMARY - 2000

Net interest income (taxable equivalent)           $  91,718   $ 132,582   $   1,330   $ 104,177    $    (857)   $ 328,950
Provision for loan losses                              6,044      10,278          --       4,103          558       20,983
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Net interest income after provision              85,674     122,304       1,330     100,074       (1,415)     307,967
Noninterest income                                    12,352      31,914      26,618      16,633        2,827       90,344
Noninterest expense                                   42,965     102,834      18,174      76,739       17,050      257,762
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Income (loss) before income taxes                55,061      51,384       9,774      39,968      (15,638)     140,549
Income tax expense (taxable equivalent)               19,272      17,983       3,420      14,001       (4,787)      49,889
                                                   ---------   ---------   ---------   ---------    ---------    ---------
     Net income (loss)                             $  35,789   $  33,401   $   6,354   $  25,967    $ (10,851)   $  90,660
                                                   =========   =========   =========   =========    =========    =========
AVERAGE ASSETS (IN MILLIONS)                       $   2,025   $   2,596   $      17   $   2,745    $     690    $   8,073
                                                   =========   =========   =========   =========    =========    =========
==========================================================================================================================

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

RISK BASED CAPITAL REQUIREMENTS


                                                                                For Capital
                                                        Actual               Adequacy Purposes
                                                 -------------------    -------------------------------
(in thousands)                                     Amount      Ratio      Amount                  Ratio
-------------------------------------------------------------------------------------------------------
CITIZENS BANKING CORPORATION
AS OF DECEMBER 31, 2002:
     Total Capital to risk weighted assets(1)    $  606,133    10.4%    $  464,714   > than or =  8.0%
     Tier 1 Capital to risk weighted assets(1)      533,066     9.2        232,357   > than or =  4.0
     Tier 1 Leverage(2)                             533,066     7.2        296,413   > than or =  4.0
As of December 31, 2001:
     Total Capital to risk weighted assets(1)    $  669,332    11.1%    $  481,512   > than or =  8.0%
     Tier 1 Capital to risk weighted assets(1)      594,033     9.9        240,756   > than or =  4.0
     Tier 1 Leverage(2)                             594,033     7.8        304,854   > than or =  4.0
CITIZENS BANK
AS OF DECEMBER 31, 2002:
     Total Capital to risk weighted assets(1)    $  427,868    10.6%    $  323,496   > than or =  8.0%
     Tier 1 Capital to risk weighted assets(1)      377,195     9.3        161,748   > than or =  4.0
     Tier 1 Leverage(2)                             377,195     7.6        199,460   > than or =  4.0
As of December 31, 2001:
     Total Capital to risk weighted assets(1)    $  425,456    10.4%    $  327,353   > than or =  8.0%
     Tier 1 Capital to risk weighted assets(1)      374,294     9.2        163,676   > than or =  4.0
     Tier 1 Leverage(2)                             374,294     7.5        199,801   > than or =  4.0
=====================================================================================================

                                                     To Be Well Capitalized
                                                    Under Prompt Corrective
                                                        Action Provisions
(in thousands)                                    Amount                 Ratio
------------------------------------------------------------------------------
CITIZENS BANKING CORPORATION
AS OF DECEMBER 31, 2002:
     Total Capital to risk weighted assets(1)   $  580,892   > than or = 10.0%
     Tier 1 Capital to risk weighted assets(1)     348,535   > than or =  6.0
     Tier 1 Leverage(2)                            370,517   > than or =  5.0
As of December 31, 2001:
     Total Capital to risk weighted assets(1)   $  601,889   > than or = 10.0%
     Tier 1 Capital to risk weighted assets(1)     361,134   > than or =  6.0
     Tier 1 Leverage(2)                            381,068   > than or =  5.0
CITIZENS BANK
AS OF DECEMBER 31, 2002:
     Total Capital to risk weighted assets(1)   $  404,370   > than or = 10.0%
     Tier 1 Capital to risk weighted assets(1)     242,622   > than or =  6.0
     Tier 1 Leverage(2)                            249,325   > than or =  5.0
As of December 31, 2001:
     Total Capital to risk weighted assets(1)   $  409,191   > than or = 10.0%
     Tier 1 Capital to risk weighted assets(1)     245,515   > than or =  6.0
     Tier 1 Leverage(2)                            249,751   > than or =  5.0
=============================================================================

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

(2) Tier 1 Capital to quarterly average assets

NOTE 21. CITIZENS BANKING CORPORATION (PARENT ONLY) STATEMENTS

BALANCE SHEETS
CITIZENS BANKING CORPORATION (PARENT ONLY)

                                                               December 31,
(in thousands)                                               2002         2001
--------------------------------------------------------------------------------
ASSETS
   Cash                                                    $      5     $      5
   Money market investments                                   3,166        2,969
   Investment securities                                         83           73
   Investment in subsidiaries - principally banks           682,010      719,422
   Goodwill - net                                               265          265
   Other assets                                               3,850        5,349
                                                           --------     --------
       TOTAL ASSETS                                        $689,379     $728,083
                                                           ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term revolving credit                             $ 30,000     $ 30,000
   Other liabilities                                          8,910          619
                                                           --------     --------
       Total liabilities                                     38,910       30,619
   Shareholders' equity                                     650,469      697,464
                                                           --------     --------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $689,379     $728,083
                                                           ========     ========
================================================================================

STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION (PARENT ONLY)

                                                             Year Ended December 31,
(in thousands)                                          2002         2001         2000
-----------------------------------------------------------------------------------------
INCOME
   Dividends from subsidiaries - principally banks    $  90,500    $ 107,400    $  79,400
   Interest from bank subsidiary                            ---           32           18
   Service fees from bank subsidiaries                   10,887        9,435        9,517
   Equity security gain                                     ---       11,017          ---
   Other                                                    703          890          646
                                                      ---------    ---------    ---------
       Total                                            102,090      128,774       89,581
                                                      ---------    ---------    ---------
EXPENSES
   Interest                                                 710        1,904        3,099
   Amortization of goodwill                                 ---          796          796
   Salaries and employee benefits                        14,352        9,955        9,333
   Service fees paid to bank subsidiaries                 1,168        1,265        1,215
   Special charge                                         1,434          ---         (211)
   Other noninterest expense                              3,042        3,888        1,884
                                                      ---------    ---------    ---------
       Total                                             20,706       17,808       16,116
                                                      ---------    ---------    ---------
Income before income taxes and
   equity in undistributed earnings of subsidiaries      81,384      110,966       73,465
Income tax benefit                                        3,465       (1,197)       2,727
Equity in undistributed earnings of subsidiaries        (59,811)      (5,112)      14,468
                                                      ---------    ---------    ---------
NET INCOME                                            $  25,038    $ 104,657    $  90,660
                                                      =========    =========    =========
=========================================================================================

STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION (PARENT ONLY)

                                                                            Year Ended December 31,
(in thousands)                                                        2002            2001           2000
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                      $   25,038     $   104,657     $   90,660
   Adjustments to reconcile net income to net cash
      provided by operating activities:
   Amortization of goodwill                                               ---             796            796
   Equity security gain                                                   ---         (11,017)           ---
   Equity in undistributed earnings of subsidiaries                    59,811           5,112        (14,468)
   Other                                                                9,474          (1,525)        (2,657)
                                                                   ----------     -----------     ----------
         Net cash provided by operating activities                     94,323          98,023         74,331
                                                                   ----------     -----------     ----------
INVESTING ACTIVITIES
   Net (increase) decrease in money market investments                   (197)          4,947         (6,814)
   Purchases of investment securities                                     ---             ---            (19)
   Proceeds from sales and maturities of investment securities            ---             ---             33
   Proceeds from sale of NYCE stock                                       ---          11,017            ---
                                                                   ----------     -----------     ----------
         Net cash provided (used) by investing activities                (197)         15,964         (6,800)
                                                                   ----------     -----------     ----------
FINANCING ACTIVITIES
   Proceeds from short-term borrowings                                    ---           6,000          6,000
   Principal reductions in short-term borrowings                          ---         (24,000)           ---
   Cash dividends paid                                                (50,659)        (50,158)       (48,108)
   Net change in deferred compensation, net of tax effect                 267             ---            ---
   Proceeds from stock options exercised                                6,562          12,662          1,879
   Shares acquired for retirement                                     (50,296)        (58,491)       (27,302)
                                                                   ----------     -----------     ----------
         Net cash used by financing activities                        (94,126)       (113,987)       (67,531)
                                                                   ----------     -----------     ----------
Net increase in cash                                                      ---             ---            ---
Cash at beginning of year                                                   5               5              5
                                                                   ----------     -----------     ----------
Cash at end of year                                                $        5     $         5     $        5
                                                                   ==========     ===========     ==========
=============================================================================================================

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

[ERNST & YOUNG LLP]

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