Form 10-K, Exhibit 13
period 2003-12-31
CITIZENS BANKING CORP
filed 2004-03-15
CIK 351077

                                                                      Exhibit 13
                                                                     (Form 10-K)


                          CITIZENS BANKING CORPORATION

                         2003 ANNUAL REPORT INFORMATION

                          CITIZENS BANKING CORPORATION

                         2003 ANNUAL REPORT INFORMATION

This report contains information required to be included in an annual report pursuant to the rules of the Securities and Exchange Commission, including audited financial statements, management's discussion and analysis of financial condition and results of operations and five year selected financial data. Upon request, Citizens Banking Corporation will provide without charge a copy of its annual report on Form 10-K.

TABLE OF CONTENTS


    I.   Financial Review including Management's Discussion and Analysis

             Management's Discussion and Analysis ...................................    34
                 Five Year Summary of Selected Financial Data .......................    34
                 Forward-Looking Statements .........................................    35
                 Overview ...........................................................    36
                 Summary of Financial Results .......................................    37
                 Critical Accounting Policies .......................................    38
                 Recent Accounting Pronouncements and Recent Developments ...........    39
                 Results of Operations ..............................................    41
                     Net Interest Income ............................................    41
                     Noninterest Income .............................................    44
                     Noninterest Expense ............................................    45
                     Federal Income Taxes ...........................................    47
                     Line of Business Results .......................................    47
                 Financial Condition ................................................    48
                     Summary ........................................................    48
                     Average Total Assets ...........................................    49
                     Investment Securities and Money Market Investments .............    49
                     Loan Portfolio .................................................    50
                     Nonperforming Assets ...........................................    56
                     Deposits .......................................................    57
                     Borrowed Funds .................................................    58
                     Capital Resources ..............................................    59
                     Contractural Obligations and Off-Balance Sheet Arrangements ....    59
                 Liquidity and Debt Capacity ........................................    62
                 Interest Rate Risk .................................................    63
                 Selected Quarterly Information .....................................    65

   II.   Consolidated Financial Statements
             Consolidated Balance Sheets ............................................    66
             Consolidated Statements of Income ......................................    67
             Consolidated Statements of Changes in Shareholders' Equity .............    68
             Consolidated Statements of Cash Flows ..................................    69

  III.   Notes to Consolidated Financial Statements .................................    70

   IV.   Report of Independent Auditors .............................................   102

    V.   Report of Management .......................................................   103

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CITIZENS BANKING CORPORATION AND SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------
TABLE 1. FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
(in thousands, except per share data)                       2003          2002          2001          2000          1999
-----------------------------------------------------   -----------   -----------   -----------   -----------   -----------
FOR THE YEAR
  Net interest income                                   $   286,258   $   301,782   $   307,981   $   314,874   $   309,642
  Provision for loan losses                                  62,962       120,200        26,407        20,983        24,675
  Noninterest income before securities gains (losses)        94,716        99,340       111,286        90,344        85,044
  Investment securities gains (losses)                          103         2,436         6,195            --        (3,052)
  Noninterest expense(1)                                    232,988       259,383       251,183       257,762       276,976
  Income tax provision (benefit)                             19,176        (1,063)       43,215        35,813        27,989
  Net income                                                 65,951        25,038       104,657        90,660        61,994
  Cash dividends                                             49,476        50,659        50,158        48,108        30,035
PER COMMON SHARE DATA
  Net income:
    Basic                                               $      1.52   $      0.56   $      2.27   $      1.92   $      1.29
    Diluted                                                    1.51          0.56          2.25          1.91          1.28
  Cash dividends                                              1.140         1.130         1.085         1.015         0.915
  Book value, end of year                                     14.69         14.88         15.46         14.62         13.32
  Market value, end of year                                   32.72         24.78         32.88         29.06         22.38
AT YEAR END
  Assets                                                $ 7,711,070   $ 7,524,724   $ 7,682,899   $ 8,409,749   $ 7,900,547
  Portfolio Loans (2)                                     5,245,702     5,432,561     5,771,963     6,422,806     5,917,483
  Deposits                                                5,442,267     5,936,913     5,965,126     6,244,141     6,128,998
  Long-term debt                                            936,859       599,313       629,099       471,117       127,104
  Shareholders' equity                                      635,162       650,469       697,464       679,979       633,669
AVERAGE FOR THE YEAR
  Assets                                                $ 7,693,931   $ 7,569,341   $ 7,935,843   $ 8,073,021   $ 7,342,167
  Earning assets                                          7,272,887     7,160,596     7,510,332     7,584,932     6,875,643
  Portfolio Loans (2)                                     5,248,922     5,530,790     5,977,744     6,202,157     5,528,963
  Deposits                                                5,665,533     5,924,442     6,008,096     6,121,373     5,906,664
  Interest-bearing deposits                               4,787,594     5,054,743     5,126,928     5,175,252     5,002,135
  Repurchase agreements and
    other short-term borrowings                             458,673       251,315       538,673       920,323       478,920
  Long-term debt                                            861,704       620,913       596,380       303,597       210,289
  Shareholders' equity                                      632,060       691,834       702,381       650,251       672,227
FINANCIAL RATIOS
  Return on average:
    Shareholders' equity                                      10.44%         3.62%        14.90%        13.94%         9.22%
    Earning assets                                             0.91          0.35          1.39          1.20          0.90
    Assets                                                     0.86          0.33          1.32          1.12          0.84
  Average shareholders' equity/avg. assets                     8.21          9.14          8.85          8.05          9.16
  Dividend payout ratio                                       75.02        202.33         47.93         53.06         59.13
  Net interest margin (FTE)                                    4.15          4.45          4.32          4.32          4.68
  Tier I leverage ratio                                        7.45          7.18          7.79          7.11          7.21
  Tier I risk-based capital ratio                              9.80          9.18          9.87          9.05          9.22
  Total risk-based capital ratio                              13.23         10.43         11.12         10.30         10.47
---------------------------------------------------------------------------------------------------------------------------

(1) Citizens recorded special charges of $13,402,000 in 2002, $15,541,000 in 2000 and $40,198,000 in 1999 for mergers, restructurings and other initiatives. Additionally, the year 2003 included a special charge credit of ($691,000). The special charges and the related credit were included in noninterest expense.

(2)   Excludes mortgage loans held for sale.

The following commentary presents management's discussion and analysis of Citizens Banking Corporation's financial condition and results of operations for each of the past three years and should be read in conjunction with the accompanying Consolidated Financial Statements and Notes. Unless the context indicates otherwise, all references in the discussion to "Citizens," the "Company," "our," "us" and "we" refer to Citizens Banking Corporation and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Discussions in this report that are not statements of historical fact (including statements that include terms such as "may," "should," "believe," "expect," "anticipate," "estimate," "intend," and "plan") are forward-looking statements that involve risks and uncertainties, and our actual future results could materially differ from those discussed. Factors that could cause or contribute to such differences include, without limitation, risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission, as well as the following.

      - We face the risk that loan losses, including unanticipated loan losses due to changes in our loan portfolios, fraud and economic factors, will exceed our allowance for loan losses and that additional increases in the allowance will be required. Additions to the allowance would cause net income to decline and could have a negative impact on our capital.

      - While we attempt to manage the risk from changes in market interest rates, interest rate risk management techniques are not exact. In addition, we may not be able to economically hedge our interest rate risk. A rapid or substantial increase or decrease in interest rates could adversely affect our net interest income and results of operations.

      - An economic downturn, and the negative economic effects caused by terrorist attacks, potential attacks and other destabilizing events, would likely contribute to the deterioration of the quality of our loan portfolio and could reduce our customer base, our level of deposits, and demand for financial products such as loans.

      - If we are unable to continue to attract core deposits, our cost of funds will increase, adversely affecting our ability to generate the funds necessary for lending operations, reducing our net interest margin and negatively affecting our results of operations.

      - Increased competition with other financial institutions could reduce our net income by decreasing the number and size of loans that we originate, the interest rates we may charge on these loans and the fees we are able to charge for services to our customers.

      - The financial services industry is undergoing rapid technological changes. If we are unable to adequately invest in and implement new technology-driven products and services, we may not be able to compete effectively, or our cost to provide products and services may increase significantly.

      - Our business may be adversely affected by the highly regulated environment in which we operate. Changes in banking or tax laws, regulations and regulatory practices at either the federal or state level may adversely affect us, including our ability to offer new products and services, obtain financing, dividend funds to our parent company, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on us.

      - The products and services offered by the banking industry and customer expectations regarding them are subject to change. We attempt to respond to perceived customer needs and expectations by offering new products and services, such as our new wealth management capabilities, which are often costly to develop and market initially. A lack of market acceptance of these products and services would have a negative effect on our results of operations.

      - New accounting pronouncements may be issued by the accounting profession, regulators or other government bodies which could change our existing accounting methods. Changes in accounting methods could negatively impact our results of operations and capital.

      - We could face unanticipated environmental liabilities or costs related to both real property that we own or that we acquire through foreclosure. Compliance with federal, state and local environmental laws and regulations, including those related to investigation and clean-up of contaminated sites, may increase our capital costs and operating expenses.

      - As a bank holding company that conducts substantially all of its operations through its subsidiaries, the ability of the parent company to pay dividends, repurchase its shares or to repay its indebtedness depends upon the results of operations of its subsidiaries and their ability to pay dividends to the parent company. Dividends paid by these subsidiaries are subject to limits imposed by federal and state law.

Other factors not currently anticipated by management may also materially and adversely affect our results of operations. There can be no assurance that future results will meet expectations. While we believe that our forward-looking statements are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim any obligation, to update or alter our forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

OVERVIEW

OUR BUSINESS

We are a diversified banking and financial services company that provides a full range of banking and financial services to individuals and businesses through our Citizens Bank and F&M Bank subsidiaries. We also provide wealth management services through Citizens Bank Wealth Management, N.A., and through trust departments of two of our bank affiliates. We conduct our operations through 176 branch, private banking and financial center locations and 194 ATM locations throughout Michigan, Wisconsin, Iowa and Illinois.

We operate primarily in three business lines: commercial banking, consumer banking and wealth management. Our performance is monitored by an internal profitability measurement system that provides line of business results and key performance measures including return on assets, return on equity, net interest margin, allowance for loan losses to portfolio loans, net loans charged off percentage and nonperforming assets as a percent of total assets. These key performance measures for the last five years are presented in Tables 1, 6 and 8 of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our primary source of revenue is net interest income, which is the difference between interest income on earning assets such as loans and securities and interest expense on liabilities, including interest-bearing deposits and borrowings used to fund those assets. Net interest income is affected by fluctuations in the amount and composition of earning assets and funding sources and in the yields earned and rates paid, respectively, on these assets and liabilities. We measure the level of interest income relative to earning assets and interest bearing liabilities through two statistics - interest spread and net interest margin. The interest spread represents the difference between yields on earning assets and the rates paid for interest-bearing liabilities. The net interest margin is expressed as the percentage of net interest income to average earning assets. A low interest rate environment, such as experienced in 2003, has the effect of reducing the interest spread and net interest margin.

Our other significant source of revenue is comprised of the fees and charges we collect in connection with our products and services. These fees and charges, which are classified as noninterest income, include service charges on deposit accounts, fees charged for trust services related to personal, institutional and employee benefit products and services, revenue related to loan products including commercial loan fees and mortgage banking revenue, and fees for various other services including brokerage and investment services, ATM network use, and financial services.

Our net income can also be significantly affected by additions to our allowance for loan losses. Extending credit to businesses and consumers exposes us to the risk that the principal balance of a loan and any related interest will not be collected. We mitigate this credit risk through portfolio diversification that limits exposure to any single industry or customer and by establishing a comprehensive system of internal controls. The allowance for credit losses represents our estimate of probable losses inherent in our loan portfolio. The allowance is based on ongoing quarterly assessments of historical data and general economic factors, among other things, and is maintained at a level we consider adequate to absorb probable loan losses identified with specific customer relationships and probable losses believed to be inherent in the loan portfolio which have not been specifically identified. Our evaluation process is inherently subjective, as it requires estimates that may be susceptible to significant change and have the potential to materially affect net income. In the event that we overestimate future cash flows or underestimate losses on loan pools, we may be required to increase our provision for loan losses, which would have a negative impact on results of operations in the period in which the increase occurred.

Business volumes may be influenced by overall economic factors including market interest rates, business spending, consumer confidence and competitive conditions. During 2003, record low interest rates resulted in increased mortgage origination volume and lifted mortgage income to a new high. The high level of mortgage refinancings had a negative impact on our mortgage-related securities portfolio, as accelerated prepayments depressed interest yields. Rising mortgage interest rates during the third quarter slowed mortgage origination volumes in the fourth quarter and 2004 originations will likely remain well below 2003 levels. Growth in home equity and indirect lending experienced during 2003 is anticipated to continue into 2004.

Commercial loan outstandings declined in 2003 as payoffs exceeded new loan volume. High payoffs resulted from low levels of corporate investment spending and our proactive reduction of exposure on credits with the potential to deteriorate. Commercial credit costs remained high in 2003, but recent trends in our nonperforming assets and net charge-offs are encouraging. The provision for loan losses and net charge-offs are expected to decline in 2004.

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

We monitor and manage our liquidity position so that funds will be available at a reasonable cost to meet client cash flow needs, while maintaining funds available for loan and investment opportunities as well as to pay dividends to shareholders, service debt, invest in subsidiaries, finance business expansion, and to satisfy other operating requirements and take advantage of unforeseen opportunities. We derive liquidity primarily through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. We also have access to market borrowing sources for both short-term and long-term purposes.

SUMMARY OF FINANCIAL RESULTS

An analysis of the major components of net income in 2003, 2002 and 2001 is presented below.

                                                                                         Year Ended December 31,
                                                                                    ---------------------------------
(in thousands)                                                                        2003        2002        2001
---------------------------------------------------------------------------------   ---------   ---------   ---------
Interest income (1)                                                                 $ 405,977   $ 463,384   $ 573,559
Interest expense                                                                      119,719     161,602     265,578
                                                                                    ---------   ---------   ---------
  Net interest income                                                                 286,258     301,782     307,981
Provision for loan losses                                                              62,962     120,200      26,407
Noninterest income (1)                                                                 94,819     101,776     117,481
Noninterest expense (1)                                                               232,988     259,383     251,183
Income tax provision (1)                                                               19,176      (1,063)     43,215
                                                                                    ---------   ---------   ---------
  NET INCOME                                                                        $  65,951   $  25,038   $ 104,657
                                                                                    =========   =========   =========
(1) INCLUDES SIGNIFICANT CHARGES AND/OR GAINS AS FOLLOWS:
    Interest income                                                                 $      --   $    (701)  $      --
                                                                                    ---------   ---------   ---------
    Noninterest income
      Gains from sale of securitized portfolio mortgages                                   --       2,436       5,372
      Gains from sale of merchant business, an equity investment and other assets          --       5,400      14,433
      Other charges                                                                        --      (1,587)         --
                                                                                    ---------   ---------   ---------
          Total gains and other charges recorded in noninterest income                     --       6,249      19,805
                                                                                    ---------   ---------   ---------
    Noninterest expense
      Special charge                                                                       --     (13,402)         --
      Other charges                                                                        --      (7,137)         --
                                                                                    ---------   ---------   ---------
          Total special and other charges recorded in noninterest expense                  --     (20,539)         --
                                                                                    ---------   ---------   ---------
    Tax benefit (expense)                                                                  --       5,247      (6,337)
                                                                                    ---------   ---------   ---------
        NET INCREASE (DECREASE) TO INCOME                                           $      --   $  (9,744)  $  13,468
                                                                                    ---------   ---------   ---------
---------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 2003, we recorded net income of $66.0 million, or $1.51 per diluted share, compared with $25.0 million, or $0.56 per diluted share for 2002 and $104.7 million, or $2.25, per diluted share in 2001. Returns on average assets and average equity for 2003 were 0.86% and 10.44%, respectively, compared to returns of 0.33% and 3.62%, respectively, in 2002 and returns of 1.32% and 14.90%, respectively, in 2001.

Net income increased 163% in 2003 compared to 2002 due largely to actions taken in the third quarter of 2002 to improve our credit quality risk profile, restructure the Company along its three major lines of business, improve client service and reduce future operating costs. The actions taken included a large loan loss provision ($89.3 million compared to previous quarterly provisions of $5.0 to $9.0 million) in the third quarter of 2002 and the special charge of $13.4 million and other charges of $9.4 million, referred to below in "Recent Developments". As a result of these actions in 2002, loan loss provision and noninterest expense were substantially lower in 2003 compared to the prior year, resulting in higher net income in 2003. The increase in net income in 2003 was offset in part by lower net interest income, as a result of a decline in the net interest margin, and lower noninterest income due to gains in 2002 from the sale of securitized portfolio mortgages and the sale of the merchant services business.

Net income was down 76% in 2002 compared to 2001 due largely to the previously mentioned higher loan loss provision and special and other charges incurred in the third quarter of 2002. Full year net income for 2002 was also impacted by lower gains on the sale of securitized portfolio mortgages and other assets in 2002 than in 2001 and a decline in net interest income due to a lower volume of earning assets.

CRITICAL ACCOUNTING POLICIES

Citizens' Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such, have a greater possibility of producing results that could be materially different than originally reported. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the benefit obligation and net periodic pension expense for our employee pension and postretirement benefit plans to be the accounting areas that require the most subjective or complex judgments, and, therefore, are the most likely to vary materially as new information becomes available. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements.

The allowance for loan losses represents management's estimate of probable losses inherent in the loan portfolio, the largest asset category on the consolidated balance sheet. Determining the amount of the allowance for loan losses is considered a critical accounting policy because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Default frequency, internal risk ratings, expected future cash collections, loss recovery rates, and general economic factors, among other things, are considered in this evaluation, as are the size and diversity of individual large credits.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation pursuant to either SFAS 5, Accounting for Contingencies, or SFAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses resulting from analysis developed through specific credit allocations for individual loans (the specific allocation allowance) and on historical loss experience for each loan category (the risk allocation allowance). Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate it is probable that a loss has been incurred. The specific credit allocations are based on a regular analysis of all commercial and commercial mortgage loans over a fixed dollar amount where the internal credit rating is at or below a predetermined classification.

The unallocated portion of the allowance reflects management's estimate of inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in loan loss projection models. We have grown through acquisition, expanded the geographic footprint in which we operate, and changed our portfolio mix in recent years. As a result, historical loss experience data used to establish allocation estimates may not precisely correspond to the current portfolio. The uncertainty surrounding the strength and timing of economic cycles, including our concerns over the effects of the prolonged economic downturn in the current cycle, also affects the allocation model's estimates of loss. The historical losses used may not be representative of actual losses inherent in the portfolio that have not yet been realized.

In the event that we overestimate future cash flows or underestimate losses on loan pools, we may be required to increase our provision for loan losses, which would have a negative impact on results of operations in the period in which the increase occurred. In the third quarter of 2002, we experienced a significant increase in the allowance for loan losses due to elevated past-due and nonperforming loan levels, a weakened economy and enhancements to the loan loss allocation model, including the incorporation of more recent historical loss data in the determination of projected loss rates for pools of loans evaluated collectively and refinements to our internal risk rating system for commercial loans, which led to an increase in risk rating downgrades. Note 1 to the Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included under "Provision and Allowance for Loan Losses."

Pension liabilities are established and pension costs are charged to current operations based on actuarially determined present value calculations. The valuation of the pension obligation and net periodic pension expense is considered critical as it requires management to make estimates regarding the amount and timing of expected future cash outflows including assumptions about employee mortality, expected employee service periods, rate of employee compensation increases, and the long-term return on plan assets. If we were to determine that more conservative assumptions were necessary, our costs would likely increase and have a negative impact on results of operations in the period in which the increase occurred. Note 13 to the Consolidated Financial Statements provides further discussion on the accounting for Citizens' employee benefit plans and the estimates used in determining the actuarial present value of the benefit obligations and the net periodic pension expense. In 2003, we modified assumptions regarding the expected long-term rate of return and the assumed discount rate under our defined benefit pension plan, which will have a negative impact on future results. For a discussion of these changes and their expected impact on 2004 results, refer to "Noninterest Expense." The expected rate of return was determined using long-term historical returns of the various investment categories weighted by target asset allocations. See Note 13 of the Consolidated Financial Statements. The discount rate was derived from current market yields on long-term corporate bonds. The assumed discount rate is likely to change each year with fluctuations in market yields for long-term corporate bonds, while the expected long-term rate of return will likely exhibit less volatility.

RECENT ACCOUNTING PRONOUNCEMENTS

Note 2 to the Consolidated Financial Statements discusses new accounting policies adopted by Citizens during 2003 and 2002 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects Citizens' financial condition, results of operations or liquidity, the impact is discussed elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Notes 1, 2 and 7 to the Consolidated Financial Statements.

RECENT DEVELOPMENTS

In the fourth quarter of 2003, we announced a major expansion in Oakland County, located in Southeast Michigan, one of the wealthiest counties in the nation. We intend to invest up to $35 to $40 million and to open as many as 10 to 14 new branches, including two hub offices over the next 24 months. This initiative will significantly add to the Bank's current Oakland County presence of six branches and four financial centers and increase staff by up to 180 employees. The first hub office, located in Troy, opened in January 2004.

In the second quarter of 2003, Wealth Management formed strategic alliances with SEI Investments and EnvestnetPMC, Inc. These alliances will enable us to offer our wealth management clients a broader range of mutual fund family choices, access to separately managed accounts with specialized portfolio managers, state of the art research capabilities, and sophisticated client profiling and portfolio modeling tools. In addition, in the third quarter of 2003, Wealth Management, through an arrangement with EPIC Advisors, Inc., announced plans to increase and grow its retirement plan business by offering its clients advanced state-of-the-art online employee account access, online retirement plan design and consulting options, and access to industry experts. We successfully completed the conversion of our trust and investment accounting systems and operations with SEI Investments and our retirement plan processing systems with EPIC Advisors, Inc. in the fourth quarter of 2003, see "Noninterest Expense" and "Line of Business Results".

During the fourth quarter of 2002 and the first quarter of 2003, we experienced two unanticipated loan losses of $8.5 million and $11.5 million, respectively, resulting from collateral value shortfalls due to falsified borrowing base reports by the borrower. To reduce our risk of further unforeseen losses from similar collateral issues, we hired outside collateral auditors to conduct field audits on all loans in excess of specific dollar thresholds. We have also instituted regular audits of receivable and inventory collateral as a standard practice going forward. Refer to "Credit Risk Management" for further discussion.

In 2002, we recorded a special charge of $13.4 million ($8.7 million after-tax) that included restructuring and impairment costs associated with reorganization of our consumer, commercial and wealth management lines of business. The reorganization resulted from a detailed review of our consumer banking, commercial banking and wealth management areas by key members of management with assistance from industry consultants. This review revealed opportunities for process change, staff reassignment, reporting structure changes, branch closures, expense reduction and business growth. As a result of the reorganization, we displaced 134 employees (157 employees less employees subsequently rehired for other available positions). Displaced employees were offered severance packages and outplacement assistance. As part of our restructuring initiatives, we recognized a pension curtailment related to the early termination of certain officers' employment earlier than expected. These pension benefits were provided under unfunded supplemental benefit plans. The curtailment resulted in a charge of $891,870 for the accelerated recognition of their prior service cost bases and was recorded as a component of the $13.4 million special charge. Also, twelve banking offices were closed in the fourth quarter of 2002 and six additional offices were closed during the second quarter of 2003.

In the third quarter of 2002, we also charged to earnings $9.4 million ($6.1 million after-tax) of other significant items we considered unusual in nature. Net interest income was charged $701,000, comprised of an adjustment of $668,000 to premium amortization on mortgage-backed securities and a $33,000 write-off of accrued interest on a pool of government subsidized loans. Noninterest income was charged $1.6 million, which included market value adjustments of $662,000 in an equity investment and $650,000 to life insurance cash surrender values, and write-offs of $200,000 for obsolete assets and $75,000 for cash management fees accrued but not collectable. Noninterest expense was charged $7.1 million, comprised of a $3.3 million prepayment penalty on high cost FHLB debt, a $2.0 million contribution to our charitable trust, a $979,000 market valuation adjustment in other real estate, $406,000 in additional depreciation on equipment to be retired early and $452,000 in other items.

The aforementioned $668,000 adjustment of our premium amortization on mortgage-backed securities in the third quarter of 2002 was the result of our quarterly review of prepayment assumptions. Low mortgage interest rate levels in 2002 resulted in an increase in prepayments and shortened the expected average life of these securities. Because the increase in prepayments was inconsistent with historical norms, the adjustment was determined to be unusual in nature.

The aforementioned equity investment market value writedown in 2002 relates to a venture capital partnership that specializes in financing technology companies. In the third quarter of 2002, we received an accounting from the partnership showing significant writedowns in the carrying value of some of the investments in technology companies within the partnership due to the poor financial performance and the poor prospects of recovering some of these investments given the unfavorable market conditions for technology companies. As a result of these factors, we reduced the book value of our investment in the partnership by $662,000 from $1.1 million to $438,000, and, because of the broad scope and degree of decline in the technology sector, we determined the adjustment to be unusual in nature.

The cash surrender value of separate-account life insurance policies is determined based upon the value of the underlying securities held in the policies. During the third quarter of 2002, the value of the underlying securities experienced a swift and significant decline due to the decrease in values in the equity markets. As a result, we reduced the book value on these policies by $650,000 from $2.2 million to $1.55 million, and considered the adjustment unusual due to the sharp and significant amount of the decline as a percent of the total cash surrender value of the policies.

In the second quarter of 2002, we realized gains of $5.4 million on the sale of the merchant services business and $2.4 million on the sale of securitized mortgages. Significant gains in 2001 included $5.4 million on the sale of securitized mortgages, $2.6 million from the sale of credit card assets and $11.0 million from the sale of NYCE stock. In November 2001, we also sold F&M Bank-Minnesota with assets of $27.0 million. The bank was our sole location in Minnesota. This divestiture resulted in a pretax gain of $793,000. See "Noninterst Income".

RESULTS OF OPERATIONS

NET INTEREST INCOME

Table 2 presents net interest income, interest spread and net interest margin with average balances and related interest rates for the past three years.

TABLE 2. AVERAGE BALANCES/NET INTEREST INCOME/AVERAGE RATES

                                                                      2003                                 2002
                                                       ----------------------------------   ----------------------------------
Year Ended December 31                                  AVERAGE                  AVERAGE     Average                 Average
(in millions)                                           BALANCE   INTEREST (1)   RATE (2)    Balance   Interest (1)  Rate (2)
----------------------------------------------------   ---------  ------------   --------   ---------  ------------  ---------
EARNING ASSETS
  Money market investments                             $    11.2     $   0.1         0.94%  $    50.6     $   0.8        1.61%
  Investment securities (3):
    Taxable                                              1,405.6        61.6         4.38       963.6        55.5        5.75
    Tax-exempt                                             405.4        20.5         7.78       416.6        21.3        7.87
  Mortgage loans held for sale                             155.4         8.6         5.54       146.4         9.2        6.27
  Portfolio Loans (4):
    Commercial                                           3,112.3       173.5         5.66     3,343.3       207.8        6.31
    Real estate mortgage                                   527.6        32.3         6.12       686.2        49.8        7.24
    Consumer                                             1,609.0       109.3         6.79     1,501.3       119.0        7.93
                                                       ---------     -------                ---------     -------
      Total earning assets (3)                           7,226.5       406.0         5.80     7,108.0       463.4        6.72

NONEARNING ASSETS
  Allowance for loan losses                               (120.9)                               (87.6)
  Investment security
    fair value adjustment                                   46.4                                 52.6
  Nonearning assets                                        541.9                                496.3
                                                       ---------                            ---------
      Total assets                                     $ 7,693.9                            $ 7,569.3
                                                       =========                            =========
INTEREST BEARING LIABILITIES
  Deposits:
    Interest-bearing demand                            $ 1,319.9        11.7         0.89   $ 1,148.0        18.0        1.57
    Savings                                              1,329.6         8.9         0.67     1,363.5        15.5        1.14
    Time                                                 2,138.1        62.8         2.94     2,543.3        94.4        3.71
  Short-term borrowings                                    458.7         5.0         1.08       251.3         4.0        1.60
  Long-term debt                                           861.7        31.3         3.63       620.9        29.7        4.79
                                                       ---------     -------                ---------     -------
      Total interest
        bearing liabilities                              6,108.0       119.7         1.96     5,927.0       161.6        2.73
NONINTEREST BEARING LIABILITIES
  AND SHAREHOLDERS' EQUITY
  Noninterest-bearing demand                               877.9                                869.7
  Other liabilities                                         75.9                                 80.8
  Shareholders' equity                                     632.1                                691.8
                                                       ---------                            ---------
      Total liabilities and
        shareholders' equity                           $ 7,693.9                            $ 7,569.3
                                                       ---------                            ---------
NET INTEREST INCOME                                                  $ 286.3                              $ 301.8
                                                                     =======                              =======
INTEREST SPREAD (5)                                                                  3.84%                               3.99%
Contribution of noninterest-bearing sources of funds                                 0.31                                0.46
                                                                                     ----                                ----
NET INTEREST MARGIN (5)(6)                                                           4.15%                               4.45%
                                                                                     ====                                ====

                                                                     2001
                                                       --------------------------------
Year Ended December 31                                 Average                 Average
(in millions)                                          Balance    Interest(1)   Rate(2)
----------------------------------------------------  ---------   -----------  --------
EARNING ASSETS
  Money market investments                            $    46.9    $   1.8        3.75%
  Investment securities (3):
    Taxable                                               896.1       57.6        6.43
    Tax-exempt                                            419.2       21.7        7.97
  Mortgage loans held for sale                            131.3        9.0        6.85
  Portfolio Loans (4):
    Commercial                                          3,440.8      269.7        7.93
    Real estate mortgage                                1,001.8       76.9        7.67
    Consumer                                            1,535.2      136.9        8.91
                                                      ---------    -------
      Total earning assets (3)                          7,471.3      573.6        7.87

NONEARNING ASSETS
  Allowance for loan losses                               (81.2)
  Investment security
    fair value adjustment                                  39.0
  Nonearning assets                                       506.7
                                                      ---------
      Total assets                                    $ 7,935.8
                                                      =========
INTEREST BEARING LIABILITIES
  Deposits:
    Interest-bearing demand                           $   744.8       14.0        1.88
    Savings                                             1,474.5       34.8        2.36
    Time                                                2,907.6      156.1        5.37
  Short-term borrowings                                   538.7       27.5        5.09
  Long-term debt                                          596.4       33.2        5.57
                                                      ---------    -------
      Total interest
        bearing liabilities                             6,262.0      265.6        4.24
NONINTEREST BEARING LIABILITIES
AND SHAREHOLDERS' EQUITY
  Noninterest-bearing demand                              881.2
  Other liabilities                                        90.3
  Shareholders' equity                                    702.4
                                                      ---------
      Total liabilities and
        shareholders' equity                          $ 7,935.8
                                                      ---------
NET INTEREST INCOME                                                $ 308.0
                                                                   =======
INTEREST SPREAD (5)                                                               3.63%
Contribution of noninterest-bearing sources of funds                              0.69
                                                                                  ----

NET INTEREST MARGIN (5)(6)                                                        4.32%
                                                                                  ====

(1) Interest income is shown on an unadjusted basis and therefore does not include taxable equivalent adjustments.

(2) Average rates include taxable equivalent adjustments to interest income of $13,508,000, $14,470,000, and $14,835,000 for the years ended December 31,
      2003, 2002, and 2001, respectively, based on a 35% tax rate.

(3) For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(4)   Nonaccrual loans are included in average balances.

(5) The interest spread and net interest margin are presented on a tax-equivalent basis.

(6) Because noninterest-bearing funding sources, demand deposits, other liabilities and shareholders' equity also support earning assets, the net interest margin exceeds the interest spread.

Net interest income, was $286.3 million in 2003, down from $301.8 million in 2002 and $308.0 million in 2001. The decline in net interest income in 2003 was attributable to a 30 basis point decline in the net interest margin to 4.15% in 2003 compared with 4.45% in 2002 partially offset by a $112.3 million increase in average earning assets. The net interest margin declined due to the combined effects of the continued low interest rate environment and accelerated prepayments in both the fixed rate commercial loan portfolio and the mortgage-related securities portfolio. Net premium amortization on investment securities totaled $10.0 million in 2003 compared with $1.9 million in 2002. The increase in 2003 is the result of accelerated premium amortization due to prepayments on the existing mortgage-related securities portfolio and additional on-going premium amortization on new purchases of mortgage-related securities. The decline in the net interest margin was also due, in part, to the expansion of the investment portfolio beginning near the end of the first quarter and continuing into the second quarter of 2003. Citizens expanded the investment portfolio by approximately $500 million in the first half of 2003, as we sought to offset the effects of weak loan demand and the prospect of net interest margin pressure from continued low interest rates on our net interest income. Citizens purchased mortgage backed securities and collateralized mortgage obligations with average lives of three to five years and an average duration of two to four years, resulting in interest spreads of up to 250 basis points over funding sources. As this expansion generated a 250 basis point spread to funding costs, it had a dilutive effect on our net interest margin.

The decline in net interest income in 2002 was attributable to a lower level of earning assets partially offset by a more favorable asset mix and reduced reliance on short-term wholesale funding. During 2002 we took several steps to improve our earning asset mix and increase our net interest margin. In 2002, we sold 81% of our new mortgage loan production into the secondary market for $1.024 billion and securitized an additional $28.6 million, or 2%, of new mortgage loan production which we transferred to our investment portfolio. Additionally, $114.3 million of fixed and variable rate, seasoned mortgage loans previously held within our mortgage portfolio were securitized through the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). During 2002, we also refinanced $75 million of high cost Federal Home Loan Bank advances, reducing the interest rate on these funds by 486 basis points.

Table 3 below shows changes in interest income, interest expense and net interest income due to volume and rate variances for major categories of earning assets and interest-bearing liabilities.

TABLE 3. ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

                                      2003 COMPARED TO 2002               2002 Compared to 2001
                                 ---------------------------------   ---------------------------------
                                              INCREASE (DECREASE)                  Increase (Decrease)
                                                DUE TO CHANGE IN                    Due to Change in
Year Ended December 31              NET      ---------------------      Net       --------------------
(in thousands)                   CHANGE(1)   RATE(2)     VOLUME(2)   Change(1)    Rate(2)     Volume(2)
------------------------------  ----------  ---------   ----------  ----------   ---------   ---------
INTEREST INCOME:
  Money market investments      $    (719)  $    (248)  $    (471)  $     (950)  $  (1,077)  $     127
  Investment securities:
    Taxable                         6,184     (15,621)     21,805       (2,186)     (6,332)      4,146
    Tax-exempt                       (799)       (233)       (566)        (414)       (280)       (134)
  Mortgage loans held for sale       (562)     (2,435)      1,873          172        (810)        982
  Loans:
    Commercial                    (34,297)    (22,408)    (11,889)     (61,821)    (54,922)     (6,899)
    Real estate                   (17,452)     (5,936)    (11,516)     (27,164)     (4,079)    (23,085)
    Consumer                       (9,762)    (14,637)      4,875      (17,812)    (13,436)     (4,376)
                                ---------   ---------   ---------   ----------   ---------   ---------
      Total                       (57,407)    (61,518)      4,111     (110,175)    (80,936)    (29,239)
                                ---------   ---------   ---------   ----------   ---------   ---------
INTEREST EXPENSE:
  Deposits:
    Demand                         (6,305)     (8,703)      2,398        4,042      (2,573)      6,615
    Savings                        (6,590)     (6,168)       (422)     (19,298)    (15,985)     (3,313)
    Time                          (31,505)    (17,969)    (13,536)     (61,824)    (44,609)    (17,215)
  Short-term borrowings               927      (1,622)      2,549      (23,425)    (13,171)    (10,254)
  Long-term debt                    1,590      (8,223)      9,813       (3,471)     (4,794)      1,323
                                ---------   ---------   ---------   ----------   ---------   ---------
      Total                       (41,883)    (42,685)        802     (103,976)    (81,132)    (22,844)
                                ---------   ---------   ---------   ----------   ---------   ---------
NET INTEREST INCOME             $ (15,524)  $ (18,833)  $   3,309   $   (6,199)  $    196    $ (6,395)
                                =========   =========   =========   ==========   =========   =========

(1) Changes are based on actual interest income and do not reflect taxable equivalent adjustments.

(2) The change in interest not solely due to changes in volume or rates has been allocated in proportion to the absolute dollar amounts of the change in each.

Interest income declined $57.4 million in 2003 compared with 2002 due to lower yields on all asset categories. Yields declined due to the overall lower interest rate environment in 2003. Declining interest rates had a particularly significant impact on the yields on short-term and variable rate assets. In addition, accelerated prepayments in both the fixed-rate commercial and mortgage loan portfolios and the mortgage-related securities portfolio, as well as normal loan repayments and new origination in the lower interest rate environment, also led to the decline in earning asset yields. The unfavorable rate-related variances in interest income were partially offset by net favorable volume-related variances. The expansion of the taxable investment portfolio in the first half of 2003, growth in the consumer loan portfolio, particularly home equity loans, and higher average mortgage loans held for sale offset significant declines in the commercial and real estate loan portfolios and led to the favorable volume-related variances in 2003.

Interest income declined $110.2 million in 2002 due primarily to unfavorable rate-related variances in the lower interest rate environment, and to a lesser extent, unfavorable volume-related variances due to lower average balances in all loan portfolios. Yields on commercial loans and certain consumer home equity loans were particularly impacted as many of these loans are tied to the prime interest rate, which declined 475 basis points during 2001 and another 50 basis points in November 2002. The largest volume-related decline in interest income occurred within the real estate loan portfolio due to the restructuring of our mortgage loan portfolio in 2002 and 2001.

Interest expense decreased $41.9 million in 2003 due to favorable rate-related variances as the cost of all categories of interest bearing liabilities declined in 2003 compared with 2002, due to the continued low interest rate environment. Net unfavorable volume-related variances of $0.8 million partially offset the favorable rate-related variances. Average time deposits declined $405.2 million in 2003 from the prior year as a result of less aggressive pricing and concentrated efforts to grow core demand deposits. Higher average balances for interest bearing demand deposits, short term borrowings and long term debt offset the decline in time deposits. The increase in short-term borrowings and long term debt funded the aforementioned growth in the investment portfolio and offset the decline in time deposits. The increase in long term debt also resulted from the issuance of $125 million of subordinated debt in January 2003 and the issuance of approximately $25 million of trust preferred securities in June 2003 to provide liquidity and increase capital levels at the parent company.

Interest expense declined $104.0 million in 2002 reflecting a lower cost of funds on all categories of interest bearing liabilities and less reliance on wholesale funding due to the balance sheet restructuring in 2002 and 2001. Average deposits decreased $83.7 million in 2002, as growth in core deposits was more than offset by declines in higher cost brokered and large denomination time deposits, which reduced funding costs and minimized our reliance on purchased deposits.

Net interest margin declined during the first three quarters of 2003 before stabilizing at 4.07% in the fourth quarter of 2003. We expect net interest margin in the first quarter of 2004 to be slightly lower than the fourth quarter 2003 level. We also expect the full year 2004 net interest margin to be lower than the fourth quarter 2003 level. In addition, due to the anticipated lower net interest margin in 2004 than the full year 2003, net interest income is expected to be lower in 2004 than in 2003.

NONINTEREST INCOME

An analysis of the components of noninterest income is presented in the table below. To provide more meaningful trend analysis certain significant transactions not normally incurred are presented separately.

                                                 Year Ended December 31,                $ Change                 % Change
                                         ------------------------------------    ----------------------    ----------------------
(dollars in thousands)                      2003        2002           2001      2003-2002    2002-2001    2003-2002    2002-2001
----------------------                   ---------    ---------     ---------    ---------    ---------    ---------    ---------
Service charges on deposit accounts      $  29,916    $  26,456     $  27,773    $   3,460    $  (1,317)     13.08%      (4.74)%
Trust fees                                  17,527       18,956        21,028       (1,429)      (2,072)      (7.5)       (9.9)
Mortgage and other loan income              18,046       16,845        13,159        1,201        3,686        7.1        28.0
Bankcard fees                                3,042        6,142        11,799       (3,100)      (5,657)     (50.5)      (47.9)
Brokerage and investment fees                7,720        9,502         8,157       (1,782)       1,345      (18.8)       16.5
ATM network user fees                        3,533        3,658         3,448         (125)         210       (3.4)        6.1
Financial services                           2,479        2,888         3,134         (409)        (246)     (14.2)       (7.8)
Security gains:
  Sale of investment securities                103           --           823          103         (823)     100.0      (100.0)
  Sale of securitized mortgages                 --        2,436         5,372       (2,436)      (2,936)    (100.0)      (54.7)
Gain on sale of merchant business               --        5,400            --       (5,400)       5,400     (100.0)         --
Gain on sale of credit card portfolio           --           --         2,623           --       (2,623)        --      (100.0)
Gain on sale of F&M Bank Minnesota              --           --           793           --         (793)        --      (100.0)
Gain on sale of equity investment               --           --        11,017           --      (11,017)        --      (100.0)
Other charges                                   --       (1,587)           --        1,587       (1,587)        --          --
Other                                       12,453       11,080         8,355        1,373        2,725       12.4        32.6
                                         ---------    ---------     ---------    ---------    ---------
TOTAL NONINTEREST INCOME                 $  94,819    $ 101,776     $ 117,481    $  (6,957)   $ (15,705)      (6.8)      (13.4)
                                         =========    =========     =========    =========    =========

2003 COMPARED TO 2002

As shown in the table, the decline in noninterest income in 2003 was due mostly to gains of $7.8 million recorded in 2002 from the sale of securitized mortgages and the sale of our merchant services business, partially offset by $1.6 million of other charges recorded in 2002 and described above under the caption "Recent Developments". The securitized mortgage sales were part of our strategy to restructure the balance sheet to decrease reliance on wholesale funding and minimize interest rate risk. The remainder of the decline in 2003 was due to decreases in bankcard fees, trust fees and brokerage and investment fees, which were nearly offset by increases in deposit service charges, mortgage banking revenue and other revenue.

Bankcard fees declined in 2003 due to the sale of our merchant services business in the second quarter of 2002. Brokerage and investment fees declined in 2003 due to slower retail sales of fixed annuity products. Trust fees declined in 2003 due to lower average asset levels resulting from the decline in the financial markets during the latter half of 2002 and the first quarter of 2003 and from client attrition. Recent operational changes, system and technology upgrades and new product offerings at our trust bank resulting from strategic alliances with three third party vendors that began in 2003 are expected to accelerate new business growth and reduce client attrition. Total assets under administration were $2.866 billion at December 31, 2003 compared to $2.555 billion at December 31, 2002. The average assets under administration during 2003 were $2.597 billion, down 5.9% or $164 million, from $2.761 billion in 2002.

We made a number of changes in our service charge policies in 2003 that resulted in additional overdraft fees, a new overdraft monitoring system and fewer waived fees. The increase in mortgage and other loan income in 2003 reflected higher mortgage banking revenue from higher gains on sales of mortgages and the related servicing rights, as well as higher commercial line of credit fees and new home equity prepayment fee income. Other noninterest income increased in 2003 due to a $2.2 million increase in life insurance income, partially offset by a decrease of $0.6 million in gains recorded on the sale of branches and equipment. The increase in life insurance income resulted from increases in policy cash surrender values as the equity markets improved in the second half of 2003 and from the purchase of $78 million of separate account, bank owned life insurance in the third quarter of 2002. The policies, on which Citizens is the beneficiary, insure the lives of our officers and are designed as a funding source for our payment of employee benefits and deferred compensation.

We typically sell our mortgage servicing rights concurrently with the sale of the underlying mortgage loan. Falling interest rates coupled with appreciating home values helped create a strong mortgage origination market in both 2003 and 2002. Mortgage originations reached $1.44 billion in 2003, up from $1.27 billion in 2002 and $1.1 billion in 2001. Over 80% of all new mortgage loan originations in 2003 and 2002 were sold in the secondary market.

2002 COMPARED TO 2001

The decrease in noninterest income in 2002 resulted from fewer gains from sales of assets and investment securities of $12.8 million, the aforementioned other charges of $1.6 million and lower bankcard, deposit service charges and trust fees. These items were offset, in part, by higher mortgage banking revenue and brokerage and investment fees. In 2001, gains on sales of assets and investment securities included gains of $5.4 million from sales of securitized mortgages, $2.6 million from the sale of credit card assets, $793,000 from the sale of F&M Bank - Minnesota, and $11.0 million from the sale of NYCE stock. NYCE Corporation is an ATM network provider in which we held an equity position.

Bankcard fees declined significantly in 2002 due to the sale of our $30 million Michigan-based credit card portfolio in the second quarter of 2001. Service charges on deposit accounts decreased in 2002 due to a decline in NSF and overdraft fees partially offset by higher commercial checking account service charges. Trust fees declined in 2002, principally due to the decline in the equity markets, which reduced the value of assets under administration. At December 31, 2002, we had total assets under administration of $2.555 billion at December 31, 2002 compared to $3.162 billion at December 31, 2001.
The increase in mortgage banking fees in 2002 was due to higher gains on sales of mortgages and the related servicing rights. In 2002, brokerage and investment fees benefited from increased fixed annuity product sales driven by clients' preference for this product over certificates of deposit or equity investments and more emphasis on selling this product through the retail branch network. Other noninterest income increased in 2002 due to higher revenue from the sale of checks, the sale of four branch properties in the fourth quarter of 2002 and an increase in life insurance income due, in part, to our purchase of bank-owned life insurance in the third quarter of 2002.

We anticipate noninterest income levels in 2004 to be slightly higher than 2003 levels due in large part, to higher deposit service charges from fee changes implemented in 2003.

NONINTEREST EXPENSE

An analysis of the components of noninterest expense is presented in the table below. In order to provide more meaningful trend analysis, special and certain other significant charges are presented separately.

                                                 Year Ended December 31,                  $ Change                   % Change
                                        -------------------------------------      ------------------------    ---------------------
(dollars in thousands)                    2003            2002          2001       2003-2002      2002-2001    2003-2002   2002-2001
----------------------                  ---------      ---------     ---------     ---------      ---------    ---------   ---------
Salaries and employee benefits          $ 122,322      $ 126,847     $ 126,278     $  (4,525)     $     569      (3.6)%       0.5%
Occupancy                                  18,449         17,855        17,713           594            142       3.3         0.8
Equipment                                  16,087         19,869        19,317        (3,782)           552     (19.0)        2.9
Professional services                      17,815         14,790        12,277         3,025          2,513      20.5        20.5
Data processing services                   12,744         12,641        13,101           103           (460)      0.8        (3.5)
Postage and delivery                        6,896          7,120         7,746          (224)          (626)     (3.1)       (8.1)
Advertising and public relations            5,786          5,112         5,219           674           (107)     13.2        (2.1)
Telephone                                   4,793          5,279         5,556          (486)          (277)     (9.2)       (5.0)
Stationery and supplies                     3,935          4,032         4,426           (97)          (394)     (2.4)       (8.9)
Intangible asset amortization               2,899          2,899        10,115            --         (7,216)       --       (71.3)
Bankcard fees                                 378          3,879         9,308        (3,501)        (5,429)    (90.3)      (58.3)
Special charge                               (691)        13,402            --       (14,093)        13,402        --          --
Prepayment penalty on FHLB advances            --          3,300            --        (3,300)         3,300        --          --
Contribution to charitable trust               --          2,000            --        (2,000)         2,000        --          --
Other                                      21,575         20,358        20,127         1,217            231       6.0         1.1
                                        ---------      ---------     ---------     ---------      ---------
TOTAL NONINTEREST EXPENSE               $ 232,988      $ 259,383     $ 251,183     $ (26,395)     $   8,200     (10.2)        3.3
                                        =========      =========     =========     =========      =========

2003 COMPARED TO 2002

Noninterest expense decreased $26.4 million, or 10.2%, in 2003, primarily as a result of the special charge of $13.4 million recorded in the second half of 2002 to restructure our three major lines of business and $7.1 million of other charges recorded in the third quarter of 2002. These charges are described under "Recent Developments." Also contributing to the decline were reductions in salaries and employee benefits, equipment expense and bankcard expense. These reductions were partially offset by increases in professional services, advertising and public relations costs, occupancy costs and system implementation and severance costs.

Salaries decreased $1.7 million and employee benefits expense decreased $2.8 million in 2003 due to lower staffing levels resulting from the third quarter of 2002 restructuring initiatives, normal attrition and lower pension costs. The number of full-time equivalent employees declined 7.1% during 2003.

The defined benefit pension plan for our Michigan and Illinois employees was amended, effective January 1, 2002, to provide a cash balance pension benefit. The amendment increased the projected benefit obligation of the plan by $1.1 million and increased pension expense by approximately $450,000 annually. Staff reductions tied to our 2002 restructuring initiatives reduced future pension expense by approximately $200,000 annually. The higher pension costs in 2002 substantially offset lower salary costs in 2002 due to the restructuring initiatives. Pension expense for 2004 is expected to increase by approximately $2.4 million from 2003 levels. The increase reflects changes for 2004 in the assumptions used to determine our net periodic pension expense, amortization in 2004 of unrecognized losses and a lower market related value of plan assets at January 1, 2004 than at January 1, 2003. For 2004, we reduced the assumed rate of return on plan assets to 8.75% from 9.25% and the discount rate to 6.25% from 6.50%. Both changes have the effect of increasing pension expense. The reduction in the market related value of plan assets reflects the large market asset losses experienced during 2001 and 2002, which are being phased into the market related value of plan assets over a three year period. A lower market related value of plan assets reduces plan earnings and therefore increases pension expense.

Equipment expenses decreased in 2003 due to lower depreciation and improved pricing from new or renegotiated maintenance contracts. A $0.4 million charge in the third quarter of 2002 to record additional depreciation on assets, primarily personal computer equipment, to be retired early also contributed to the decrease.

Bankcard fee expense has declined since 2001 due to the sale of our merchant services business in the second quarter of 2002 and the sale of our Michigan credit card portfolio in the second quarter of 2001.

Professional services increased in 2003 due to higher legal costs related to loan collection efforts, increased executive recruiting and relocation costs, implementation costs for Citizens' new INEA Performance Management software and costs incurred in 2003 for the collateral field audit initiative which began in March. In addition, ongoing costs for banking industry consultants assisting us in completing the reorganization of our major business lines and identifying new revenue and cost saving opportunities, also contributed to higher professional services in 2003.

Advertising and public relations expenses increased in 2003 due to our recently announced expansion into Oakland County, Michigan and several new home equity and checking account promotions during the year. These additional promotion costs were offset, in part, by a more focused marketing strategy, seeking higher promotional exposure at lower costs.

Occupancy expense increased in 2003 reflecting higher maintenance costs and approximately $0.2 million of additional expense related to a fourth quarter 2003 capital investment of $1.7 million in branch renovations. Additional expense resulted from a recent change in our capitalization policy to incorporate higher capitalization thresholds on new expenditures. Partially offsetting the increased occupancy costs were the favorable effects of fewer branch locations as a result of the third quarter 2002 restructuring.

Other expenses increased in 2003 due to operational and system implementation costs associated with Citizens Bank Wealth's strategic alliances with SEI Investments, EnvestnetPMC, Inc., and EPIC Advisors, Inc., which commenced in 2003. Higher state taxes and other real estate expenses also contributed to the increase, offset in part, by lower mortgage servicing rights amortization and other charges of $1.4 million recorded in the third quarter of 2002. Capitalized mortgage servicing rights associated with our serviced loan portfolio were fully amortized in June 2003.

2002 COMPARED TO 2001

In 2002, noninterest expense increased $8.2 million, or 3.3%. The increase reflected the aforementioned special and other charges of $20.5 million and an increase in professional services. These increases were partially offset by lower intangible asset amortization and bankcard fees.

Professional services expenses increased in 2002 due to the costs associated with our engagement of banking industry consultants to assist us in defining our new business model and reorganizing our consumer, commercial and wealth management lines of business.

Intangible asset amortization decreased $7.2 million in 2002 due to the adoption on January 1, 2002 of Statement of Financial Accounting Standards 142 that eliminated goodwill amortization. Refer to Notes 1, 2 and 7 to the Consolidated Financial Statements. Bankcard fee expense declined in 2002 because of the sale of our merchant services business in the second quarter of 2002 and the sale of our Michigan credit card portfolio in the second quarter of 2001.

FEDERAL INCOME TAXES

Citizens recorded an income tax expense of $19.2 million in 2003 as compared to an income tax benefit of $1.1 million in 2002 and income tax expense of $43.2 million in 2001. The effective tax rate, computed by dividing the provision for income taxes by income before taxes, was 22.5% in 2003, compared to a negative 4.4% in 2002 and 29.2% in 2001. The effective tax rate is lower than the statutory tax rate due to tax-exempt interest income (see note (2) to Table 2) and to a lesser extent other permanent income tax differences. Citizens' effective tax rate increased in 2003 compared with 2002 due to higher pre-tax earnings in 2003 resulting from a large loan loss provision and special and other significant charges recorded in the third quarter of 2002.

LINE OF BUSINESS RESULTS

Net income by line of business is presented in the table below. A description of each business line, important financial performance data and the methodologies used to measure financial performance are presented in Note 20 to the Consolidated Financial Statements.

                                   Net Income
                       -----------------------------------
(in thousands)           2003         2002          2001
                       --------     --------      --------
Commercial Banking     $ 18,561     $(12,648)     $ 46,501
Consumer Banking         38,549       37,200        47,553
Wealth Management           626        4,284         6,148
Other                     8,215       (3,798)        4,455
                       --------     --------      --------
   Total               $ 65,951     $ 25,038      $104,657
                       ========     ========      ========

2003 COMPARED TO 2002

Commercial Banking net income increased $31.2 million to $18.6 million in 2003 compared to a net loss of $12.6 million in 2002. The increase in net income was due to a significantly lower loan loss provision and lower noninterest expense, partially offset by lower net interest income. The loan loss provision decreased by $60.7 million in 2003 as a result of lower net charge-offs, fewer commercial loan risk-rating downgrades and improving nonperforming asset levels. Noninterest expense decreased $6.5 million primarily due to lower staff compensation costs as a result of the 2002 line of business restructuring and lower processing costs due to the decline in commercial loan volumes. Higher legal expenses due to loan collection activity partially offset the decline in noninterest expense. Taxable equivalent net interest income decreased by $16.6 million as a result of a decline in commercial loan balances and lower yields due to fixed rate loan refinancing, loan repayments and new origination of commercial loans in the lower interest rate environment.

Consumer Banking net income increased $1.3 million to $38.5 million in 2003 compared to $37.2 million in the prior year. The increase in Consumer Banking net income was attributable to a $7.5 million decrease in noninterest expense, partially offset by lower noninterest income of $5.2 million. Noninterest expense declined as a result of lower salaries and equipment expenses due to our restructuring of the branch delivery system and the decline in bankcard expense due to the June 2002 sale of the merchant services business. Noninterest income decreased $5.2 million due to the prior year $5.4 million gain on sale of the merchant services business and the related $3.1 million decline in bankcard revenue in 2003. These changes were partially offset by $3.4 million improvement in deposit service charge revenue due to higher overdraft fee income and by reduced fee waivers. The increase in Consumer Banking net income is also attributable in part to an increase in net interest income of $1.8 million as a result of improving spreads on loans and to favorable changes in the deposit mix from high cost time deposits to lower cost core deposits, offsetting the effect of lower average mortgage loan balances. Consumer Banking net income in 2003 was also affected by an increase in the provision for loan losses of $2.0 million to $15.6 million, as a result of a higher provision for losses on wholesale mortgage loans.

Wealth Management net income declined $3.7 million to $0.6 million in 2003 from $4.3 million in the prior year. The decline in net income was due to a decrease in noninterest income and an increase in noninterest expense. Noninterest income declined as a result of lower trust and brokerage and investment fees. The decline in trust fees was primarily due to lower average trust assets resulting from the decline in the financial markets during the latter half of 2002 and the first quarter of 2003 and, to a lesser extent, to client attrition. The decline in brokerage and investment fees reflects slower retail sales of fixed annuity products. Noninterest expense increased due to severance and implementation costs associated with our strategic alliances with SEI Investments, EnvestnetPMC, Inc., and EPIC Advisors, Inc. and $0.3 million of additional trust litigation and account losses.

The Other business line recorded net income of $8.2 million in 2003 compared with a net loss of $3.8 million in 2002. The improvement in net income was the result of higher noninterest income and lower noninterest expense, partially offset by lower net interest income and higher income tax expense. The increase in noninterest income resulted from higher insurance income due to the full year effect in 2003 of our purchase of $78 million of bank-owned life insurance in the third quarter of 2002, and the prior year charges attributable to noninterest income totaling $1.3 million for valuation adjustments to an equity investment and life insurance cash surrender values. Noninterest expense declined due to the prior year special and other charges of $19.1 million included in noninterest expense, partially offset by higher professional fees in 2003 for industry consultants assisting in the business line restructuring and for field collateral audits.

2002 COMPARED TO 2001

Commercial Banking recorded a net loss of $12.6 million in 2002 compared with net income of $46.5 million in 2001, due to a significantly higher loan loss provision and, to a lesser extent, increased operating expenses. The loan loss provision increased by $90.6 million in 2002 from the prior year, attributable to increased charge-offs and nonperforming loans in the commercial loan portfolio. Taxable equivalent net interest income increased $1.2 million as net interest spreads on commercial loans improved while average loan balances declined. Noninterest expense increased $2.3 million due to higher other real estate and loan collection costs.

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

Wealth Management net income declined $1.8 million to $4.3 million in 2002 from $6.1 million in the prior year. The decrease in Wealth Management net income is attributable to a decline in trust fees, lower net interest income and higher noninterest expenses. Trust fees declined due to a lower level of assets under administration resulting primarily from weak equity markets and, to a lesser extent, net account attrition. Noninterest expense increased due to higher salaries, benefits and other expenses.

The Other business line recorded a net loss of $3.8 million in 2002 compared with net income of $4.5 million in 2001, due to lower noninterest income and higher noninterest expenses. Noninterest income decreased $11.5 million due to lower gains on sales of assets. Noninterest expense increased due to the special and other charges resulting from the third quarter 2002 restructuring actions. Combined special and other charges of $21.1 million were attributed to the Other business line. Noninterest expense was charged $19.1 million, noninterest income was charged $1.3 million and net interest income was charged $0.7 million. Partially offsetting the increase in noninterest expense is reduced goodwill amortization costs of $7.2 million, resulting from the implementation of SFAS No. 142. See Note 7 to the Consolidated Financial Statements for additional information.

FINANCIAL CONDITION

SUMMARY

The following table summarizes various indicators of our financial condition for 2003, 2002 and 2001.

                                                                                       2003          2002          2001
                                                                                     --------      --------      --------
Average total assets (in millions)                                                   $  7,694      $  7,569      $  7,936
Average short term borrowings (in millions)                                             458.7         251.3         538.7
Average long term debt (in millions)                                                    861.7         620.9         596.4
Average earning assets as a percent of average assets                                    94.5%         94.6%         94.6%
Average investment securities and money market investments as a
  percent of average earning assets                                                      25.7          20.7          18.7
Average loans (including mortgage loans held for sale) as a percent of
  average earning assets                                                                 74.3          79.3          81.3
Interest-bearing deposits as a percent of average interest-bearing liabilities           78.4          85.3          81.9
Ratio of average noninterest bearing deposits to average deposits                        15.5          14.7          14.7

These items are discussed in more detail below.

AVERAGE TOTAL ASSETS

Average total assets increased $125 million, or 1.7%, in 2003 to $7.694 billion due to the expansion of the investment portfolio beginning near the end of the first quarter of 2003, offset in part by a decrease in commercial and real estate mortgage loans.

INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS

Objectives in managing the securities portfolio are driven by the dynamics of the balance sheet, including growth, maturity, management of interest-rate risk and maximizing return. Securities classified as available for sale comprised 99% of the total portfolio.

A summary of investment securities balances at December 31, 2003, 2002 and 2001 is provided below.

INVESTMENT SECURITIES

December 31 (in thousands)               2003            2002           2001
--------------------------            ----------     ----------     ----------
AVAILABLE FOR SALE:
  U.S. Treasury                       $       --     $    6,135     $    8,163
  Federal agencies
    Mortgage-backed                    1,180,493        787,821        565,393
    Other agencies                       272,089        148,687        166,236
  State and municipal:
    Taxable                                7,948          9,338         10,776
    Tax-exempt                           429,055        435,613        433,180
  Mortgage and asset-backed                4,135          6,452         10,558
  Other securities                        71,481         63,235         65,200
                                      ----------     ----------     ----------
      Total                           $1,965,201     $1,457,281     $1,259,506
                                      ==========     ==========     ==========

HELD TO MATURITY:
  State and municipal - tax exempt    $   19,857     $       --     $       --
                                      ==========     ==========     ==========

Total agency-issued securities increased $516.1 million or 55.1% in 2003 after increasing $204.9 million or 28.0% in 2002. Agency issued mortgage-backed securities increased $392.7 million or 49.8% in 2003 compared to an increase of $222.4 million or 39.3% in 2002. Other agency issued securities increased $123.4 million or 83.0% after decreasing in 2002. The overall increase in 2003 was due to our strategy of expanding the investment securities portfolio by approximately $500 million in the first half of 2003 to increase net interest income. The portfolio expansion was funded with cash-flow from loan pay-offs and short and medium term funding discussed under "Borrowed Funds." In 2002, mortgage-backed securities increased as proceeds from Treasury and Other Agency securities were reinvested in more attractive mortgage-backed securities and due to the retention of securities created from mortgage loan securitizations.

State and municipal securities were purchased in 2003 and 2002 due to their higher tax equivalent yields. Purchases of these securities remain dependent on our capacity to effectively utilize tax-exempt income. Other securities, consisting of Federal Reserve stock, Federal Home Loan Bank stock and money market funds, totaled 3.6% of total investment securities at December 31, 2003, compared with 4.3% at year end 2002.

Money market investments comprised of federal funds sold and government money market investments averaged $11.2 million for 2003 compared with $50.6 million in 2002. The amount of funds invested in these assets is adjusted from time to time based on the present and anticipated interest rate environment, liquidity needs and other economic factors.

Maturities and average yields of investment securities at December 31, 2003 are presented in Table 4 below.

TABLE 4. MATURITIES AND AVERAGE YIELDS OF SECURITIES AT DECEMBER 31, 2003

                                U.S. Treasury and
                                Federal Agency(1)           State and Municipal (1),(2)
                          -----------------------------    -----------------------------
                          Amortized     Fair               Amortized      Fair
(in millions)               Cost        Value     Yield       Cost       Value     Yield
-----------------------   ---------   ---------   -----    ---------   ---------   -----
AVAILABLE FOR SALE:
   Due within one year    $   244.8   $   249.8    5.21%   $    14.2   $    14.0    8.11%
   One to five years          918.1       917.4    3.69         92.4        98.3    7.40
   Five to ten years          266.9       267.6    4.13        185.0       200.0    7.36
   After ten years             17.8        17.8    4.28        116.0       124.7    7.11
                          ---------   ---------            ---------   ---------
                          $ 1,447.6   $ 1,452.6    4.04    $   407.6   $   437.0    7.32
                          =========   =========            =========   =========
Average maturity (3)                       3.43 yrs.                        6.93 yrs.

HELD TO MATURITY:
   Due within one year                                     $      --   $      --
   One to five years                                             3.7         3.6    5.73
   Five to ten years                                            12.9        13.0    6.46
   After ten years                                               3.3         3.3    6.59
                                                           ---------   ---------
                                                           $    19.9   $    19.9    6.35
                                                           =========   =========
   Average maturity (3)                                                     9.10 yrs.


                                     Other(1)                          Total
                          -----------------------------    -----------------------------
                          Amortized     Fair               Amortized     Fair
(in millions)                Cost       Value     Yield        Cost      Value     Yield
-----------------------   ---------   ---------   -----    ---------   ---------   -----
AVAILABLE FOR SALE:
   Due within one year    $     3.8   $     3.9    5.49%   $   262.8   $   267.7    5.37%
   One to five years            5.5         5.6    3.15      1,016.0     1,021.3    4.03
   Five to ten years            0.1         0.1    3.30        452.0       467.7    5.45
   After ten years             66.0        66.0    5.36        199.8       208.5    6.28
                          ---------   ---------            ---------   ---------
                          $    75.4   $    75.6    4.95    $ 1,930.6   $ 1,965.2    4.78
                          =========   =========            =========   =========
Average maturity (3)                       3.14 yrs.                        4.19 yrs.

HELD TO MATURITY:
   Due within one year                                     $      --   $      --
   One to five years                                             3.7         3.6    5.73
   Five to ten years                                            12.9        13.0    6.46
   After ten years                                               3.3         3.3    6.59
                                                           ---------   ---------
                                                           $    19.9   $    19.9    6.35
                                                           =========   =========
   Average maturity (3)                                                     9.10 yrs.

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


As of December 31, 2003, the estimated aggregate fair value of our investment securities portfolio was $34.6 million above amortized cost, consisting of gross unrealized gains of $48.2 million and gross unrealized losses of $13.6 million. A summary of estimated fair values and unrealized gains and losses for the major components of the investment securities portfolio is provided in Note 5 to the Consolidated Financial Statements. Our present policies with respect to the classification of investments in debt and equity securities are discussed in
Note 1 to the Consolidated Financial Statements.

LOAN PORTFOLIO

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

PORTFOLIO LOANS

Loan balances by category at December 31 and an analysis of the maturity and interest rate sensitivity of commercial and real estate construction loans are presented below.

TABLE 5. PORTFOLIO LOANS (1)

(in millions)                                  2003       2002       2001       2000       1999
------------------------------------------   --------   --------   --------   --------   --------
PORTFOLIO LOANS OUTSTANDING AT DECEMBER 31
   Commercial                                $1,521.9   $1,784.7   $1,923.4   $2,127.2   $1,822.4
   Commercial real estate                     1,364.0    1,326.5    1,323.0    1,205.0    1,053.0
   Real estate construction                     192.7      262.4      216.0      235.1      185.4
   Real estate mortgage                         402.9      545.8      821.1    1,282.8    1,440.1
   Consumer                                   1,764.2    1,513.2    1,488.5    1,572.7    1,416.6
                                             --------   --------   --------   --------   --------
      Total                                  $5,245.7   $5,432.6   $5,772.0   $6,422.8   $5,917.5
                                             ========   ========   ========   ========   ========

PORTFOLIO LOAN MATURITIES AND INTEREST RATE SENSITIVITY AT DECEMBER 31, 2003

                                                                    One to     After
                                                         Within      Five      Five
                                                        One Year     Years     Years      Total
                                                        --------   --------   --------   --------
Commercial and commercial real estate                   $1,212.3   $1,513.7   $  159.9   $2,885.9
Real estate construction                                   192.7         --         --      192.7
                                                        --------   --------   --------   --------
   Total                                                $1,405.0   $1,513.7   $  159.9   $3,078.6
                                                        ========   ========   ========   ========
Loans above:
   With floating interest rates                         $  976.3   $  620.0   $   78.7   $1,675.0
   With predetermined interest rates                       428.7      893.7       81.2    1,403.6
                                                        --------   --------   --------   --------
      Total                                             $1,405.0   $1,513.7   $  159.9   $3,078.6
                                                        ========   ========   ========   ========

(1) Excludes mortgage loans held for sale

The decreases in total portfolio loans in 2003 and 2002 reflect declining commercial loan and residential mortgage loan balances, partially offset by growth in consumer loans. On an average basis, portfolio loans comprised 72.2% of total average earning assets during 2003, compared to 77.2% in 2002.

COMMERCIAL. The commercial loan category includes mostly in-market small (less than $500,000) and lower-middle market ($500,000 to $2 million) business loans to a wide variety of businesses across many industries. Commercial loans are evaluated for adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. In certain instances, collateral is required to provide us with an additional source of repayment in the event of default by a commercial borrower. Credit risk for commercial loans arises when borrowers are unwilling or unable to repay the loan and, in the case of secured loans, when the collateral value is less than the outstanding loan balance.

Commercial loans declined $262.8 million, or 14.7% in 2003, to $1.522 billion at December 31, 2003 after decreasing $138.7 million or 7.2% in 2002. The decrease in 2003 resulted from increased activity in fixed-rate loan refinancing and paydowns, lower demand for commercial credit and identification and reduction of exposure on credits with the potential to deteriorate. The decline occurred in most of our markets, with the exception of Southeast Michigan, including Oakland County, which experienced modest growth.

COMMERCIAL REAL ESTATE. The commercial real estate category includes mortgage loans to developers and owners of commercial real estate and multi-unit residential properties. Approximately two-thirds of these loans are secured by mortgages on owner-occupied properties. Commercial real estate loans are governed by the same lending policies and subject to substantially the same credit risks as commercial loans. Commercial real-estate balances increased 2.8% in 2003 to $1.364 billion at December 31, 2003 due to growth in certain Michigan markets including Southeast Michigan and Oakland County. Commercial real estate balances were essentially unchanged in 2002 as growth in the Michigan market was offset by a decrease in the Wisconsin market due to stricter credit standards and de-emphasis of certain types of commercial real estate lending.

REAL ESTATE CONSTRUCTION. Real estate construction loans consist primarily of single family and multi-family residential projects made to builders or developers of real estate properties. These loans are typically refinanced at completion, becoming either income-producing or owner-occupied properties. Real estate construction loans are governed by the same lending policies and subject to substantially the same credit risks as commercial loans. Real estate construction loans decreased 26.6% to $192.7 million at December 31, 2003, following an increase of 21.5% in 2002. The decrease in 2003 was a result of lower origination volume due to higher interest rates and decreased product emphasis.

RESIDENTIAL REAL ESTATE. The residential real estate category is comprised predominately of owner-occupied residential properties. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, including credit scores, debt-to-income ratios and collateral values. They are predominately originated in accordance with underwriting standards set forth by the government-sponsored entities, FNMA, FHLMC and the Government National Mortgage Association (GNMA), who serve as the primary purchasers of loans sold in the secondary market by mortgage lenders. These underwriting standards generally require that the loans be collateralized by one-to-four family residential real estate, have loan-to-collateral value ratios of 80% or less and are made to borrowers in good credit standing. Our wholly-owned subsidiary, Citizens Bank Mortgage Company LLC, originates mortgage loans through our banking offices and a wholesale network of brokers and mortgage originators. Substantially all of our residential mortgage loans are sold in the secondary mortgage market. The right to service the loans and receive servicing fee income is typically sold along with the underlying mortgages. Credit risks for residential real estate loans are similar to those arising from commercial loans.

In 2003, residential mortgage loans declined $142.9 million, or 26.2% to $402.9 million at December 31, 2003 following a decrease of $275.3 million or 33.5% in 2002. The decline in 2003 and 2002 reflects higher payoffs, resulting from increased refinance activity due to historically low mortgage interest rates, and the sale of most new mortgage loan originations. In addition, in 2002 we securitized $28.6 million of new mortgage loan production and $114.3 million of loans previously held within our mortgage loan portfolio.

CONSUMER. The consumer loan category primarily includes home equity loans, and direct and indirect installment loans used by customers to purchase boats, recreational vehicles and autos. Home equity loans consist mainly of revolving lines of credit to consumers that are secured by residential real estate. These loans are originated through our banking offices with loan-to-value ratios generally limited to 90% of collateral value. The same lending policies as described above for residential real estate loans generally govern consumer loans. Credit risk in the consumer loan portfolio arises from borrowers lacking the ability or willingness to repay the loan, and in the case of secured loans, by a shortfall in the collateral value in relation to the outstanding loan balance in the event of default and subsequent liquidation of collateral.

In 2003, consumer loans increased $251.0 million, or 16.6%, to $1.764 billion at December 31, 2003 after increasing $24.7 million, or 1.7%, in 2002. The increase in consumer loans in 2003 reflects higher home equity loan balances and indirect loan balances, partially offset by a decline in other direct consumer products. In 2003, home equity loans increased $196.5 million or 35.6% to $749.2 million at December 31, 2003, as a result of successful targeted sales and marketing efforts.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale were $44.7 million at December 31, 2003, a decrease of $116.0 million from $160.7 million at December 31, 2002. The decrease was primarily due to a decrease in residential mortgage loan closings during the fourth quarter of 2003 of $158.2 million compared to $467.7 million closed during fourth quarter of 2002, as loans closed generally remain in loans held for sale for 30 to 60 days after closing. In addition, $16.9 million of mortgage loan closings during the fourth quarter 2003 were portfolio loan closings compared to $23.6 million during the fourth quarter of 2002. Mortgage loans held for sale at December 31, 2002 reflect an increase of $10.3 million, or 6.8%, from $150.4 million at December 31, 2001. The increase in 2002 reflects a higher volume of residential mortgage loans originated in the fourth quarter of 2002 compared to the fourth quarter of 2001 due to the low interest rate environment.

CREDIT RISK MANAGEMENT

Extending credit to businesses and consumers exposes us to credit risk -- the risk that the principal balance of a loan and any related interest will not be collected due to the inability or unwillingness of the borrower to repay the loan. Credit risk is mitigated through portfolio diversification that limits exposure to any single industry or customer. Similarly, credit risk is also mitigated through the establishment of a comprehensive system of internal controls, which includes standard lending policies and procedures, underwriting criteria, collateral safeguards, and surveillance and evaluation by an independent internal loan review staff of the quality, trends, collectibility and collateral protection within the loan portfolio. Lending policies and procedures are reviewed and modified on an ongoing basis as conditions change and new credit products are offered. Our commercial and commercial real estate credit administration policies include a loan rating system that is validated by the internal loan review staff who verify credit ratings by sampling loans based upon select criteria, including loan size, delinquency status, loan officer coverage and other factors. Furthermore, account officers are vested with the responsibility of monitoring their customer relationships and act as the first line of defense in determining changes in the loan ratings on credits for which they are responsible. In an ongoing effort to strengthen and monitor loan structuring and collateral position, collateral field audits are performed on those credits that have a significant reliance on accounts receivable and inventory. Loans that have migrated within the loan rating system to a level that requires remediation are actively reviewed by senior management at regularly scheduled quarterly meetings with the credit administration staff and the account officers. At these meetings, action plans are developed to either remediate any emerging problem loans or develop a specific plan for removing such loans from the portfolio within a short time frame.

During the fourth quarter of 2002 and the first quarter of 2003, we experienced two unanticipated loan losses resulting from collateral value shortfalls due to falsified borrowing base reports by the borrower. To reduce our risk of further unforeseen losses from similar collateral issues and to supplement our normal credit review procedures, we hired outside collateral auditors in March 2003 to conduct field audits on all loans in excess of $5 million and risk-selected loans in excess of $1 million in which the primary collateral consists of accounts receivable and inventory. A field audit focuses on the value of the collateral and validates the borrower's reporting processes. Based upon results of these audits, there have been no additional reserves or charge-offs, although a small number of commercial customers have been requested to seek alternative financing because they were unwilling or unable to accommodate our reporting requests. We have instituted regular audits of receivable and inventory collateral as standard practice going forward.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses represents a charge against income and a corresponding increase in the allowance for loan losses. Credit losses are charged and recoveries are credited to the allowance for loan losses. The amount of the allowance for loan losses is based on our review of the historical credit loss experience and such factors that, in our judgment, deserve consideration under existing economic conditions in estimating probable credit losses. While we consider the allowance for loan losses to be adequate based on information currently available, future adjustments to the allowance may be necessary due to changes in economic conditions, delinquencies or loss rates. See "Critical Accounting Policies."

A summary of our loan loss experience for the past five years appears in Table
6.

TABLE 6. SUMMARY OF LOAN LOSS EXPERIENCE

Year Ended December 31 (dollars in thousands)         2003           2002           2001            2000            1999
-----------------------------------------------   -----------    -----------    -----------     -----------     -----------
Allowance for loan losses - January 1             $   106,777    $    76,275    $    75,413     $    75,207     $    69,740
Allowance of acquired (sold) banks and branches            --             --           (240)             --           2,400
Transfer to reserve for commitments                        --          1,334            633          (3,467)         (1,190)
Provision for loan losses                              62,962        120,200         26,407          20,983          24,675
CHARGE-OFFS:
     Commercial                                        49,091         83,503         18,265          10,920           8,675
     Real estate                                        1,234          2,027            189             169             436
     Consumer                                          15,738         16,174         14,278          14,359          17,751
                                                   ----------    -----------    -----------     -----------     -----------

        Total charge-offs                              66,063        101,704         32,732          25,448          26,862
                                                   ----------     ----------     ----------      ----------      ----------
RECOVERIES:
     Commercial                                        14,850          5,860          1,950           3,577           2,483
     Real estate                                           36             11             47              45             149
     Consumer                                           4,983          4,801          4,797           4,516           3,812
                                                   ----------     ----------     ----------      ----------      ----------

        Total recoveries                               19,869         10,672          6,794           8,138           6,444
                                                   ----------     ----------     ----------      ----------      ----------

Net charge-offs                                        46,194         91,032         25,938          17,310          20,418
                                                  -----------    -----------    -----------     -----------     -----------
Allowance for loan losses - December 31           $   123,545    $   106,777    $    76,275     $    75,413     $    75,207
                                                  ===========    ===========    ===========     ===========     ===========
Allowance for losses on lending-related
   commitments - December 31                      $     2,690    $     2,690    $     4,024     $     4,657     $     1,190
                                                  ===========    ===========    ===========     ===========     ===========
Portfolio loans outstanding at year-end (1)       $ 5,245,702    $ 5,432,561    $ 5,771,963     $ 6,422,806     $ 5,917,483
Average portfolio loans outstanding (1)             5,248,922      5,530,790      5,977,744       6,202,157       5,528,963
Ratio of allowance for loan losses to
   portfolio loans outstanding at year-end               2.36%          1.97%          1.32%           1.17%           1.27%
Ratio of net loans charged off as a percentage
   of average portfolio loans outstanding                0.88           1.65           0.43            0.28            0.37

(1) Balances exclude mortgage loans held for sale.

(2) During the fourth quarter of 2003, Citizens reclassified $2.7 million from the allowance for loan losses related to unfunded loan commitments to other liabilities. Prior period amounts were restated to conform to the new presentation.

The lower loan loss provision in 2003 resulted from a decline in nonperforming assets, lower net charge-offs and fewer risk rating downgrades within the commercial loan portfolio. Additionally, enhancements to the loan loss allocation model resulted in relatively higher loan loss allocations in 2002. These enhancements included the incorporation of more recent historical loss data in the determination of projected loss rates for pools of loans evaluated collectively and refinements to our internal risk rating system for our commercial loans, which initially led to an increase in downgrades.

The decrease in net charge-offs in 2003 occurred primarily in the commercial loan portfolio. Commercial net charge-offs totaled $34.2 million in 2003, compared with $77.6 million in 2002. Mortgage and consumer loans net charge-offs also decreased, but by lesser amounts. Eight customers comprised $24.5 million or 50% of the gross commercial charge-offs during 2003. On a comparative basis, $45.5 million or nearly 55% of the loans charged off in 2002 related to eight customers. The commercial loans charge-offs in 2003 were from a variety of industries, including steel products manufacturing, heavy construction, industrial supply, electric power distribution, retail grocery, and agriculture. Many of our commercial clients have been negatively affected by a weak economy that has only recently begun to show varying signs of recovery. Net residential mortgage loan charge-offs aggregated $1.2 million in 2003, driven in part by the discount of $0.6 million on the March 2003 sale of $2.8 million of non-performing loans. Based on the current economic climate and the trend that began in the second half of 2003, we expect net charge-offs and the provision for loan losses to be lower in 2004 than in 2003.

The allowance for credit losses represents our estimate of probable losses inherent in the loan portfolio. The allowance is based on ongoing quarterly assessments and is maintained at a level we consider adequate to absorb probable loan losses identified with specific customer relationships and probable losses believed to be inherent in the loan portfolio which have not been specifically identified. Our evaluation process is inherently subjective, as it requires estimates that may be susceptible to significant change and have the potential to materially affect net income. Default frequency, internal risk ratings, expected future cash collections, loss recovery rates, and general economic factors, among other things, are considered in this evaluation, as are the size and diversity of individual large credits. We have not substantively changed our overall approach in the determination of the allowance for loan losses in 2003 from 2002 and the allocation methods used at December 31, 2003 and December 31, 2002 were consistent. Our methodology for measuring the adequacy of the allowance relies on several key elements, which include specific allowances for identified problem loans, a formula-based risk-allocated allowance for the remainder of the portfolio and an unallocated allowance. Management may also consider overall portfolio indicators, including trends in historical charge-offs, a review of industry, geographic and portfolio performance, and other qualitative factors. This methodology is discussed in Note 1 to the Consolidated Financial Statements.

Internal risk ratings are assigned to each commercial and commercial mortgage loan at the time of approval and are subject to subsequent periodic reviews by senior management. These ratings encompass ten categories that define a borrower's estimated ability to repay their loan obligations. In the third quarter of 2002, we added a new 6 minus subcategory to our ten point rating system and incorporated a new scoring methodology for certain larger balance watch list commercial credits that lowered the number of factors considered from eight to five and gave additional weight toward discounted service ability (cash flow capacity), financial condition and capitalization of the borrower, and less from collateral coverage and prior relationship history. As a result of these changes, a number of commercial credits were downgraded to higher risk ratings resulting in higher loss rates being applied to the same dollar of exposure. Generally, we had used a historical three-year rolling average of net charge-offs as the base for developing loss factors for commercial credits. Beginning in the third quarter of 2002, in order to emphasize more recent loss trends in our methodology, we utilized an eighteen-month rolling average of net charge-offs. The loss rates were more heavily weighted toward more current loss experience as we view the most recent loss history as more representative of the current economic conditions inherent in our loan portfolio. These changes did not affect the level of net charge-offs or the calculation of the specific allowances, but increased the risk allocation allowance by approximately $23 million at December 31, 2002, and to a lesser extent at December 31, 2003.

Table 7 below summarizes the allocation of the allowance for loan losses for risk allocated, specific allocated and unallocated allowances by loan type and the percentage of each loan type of total portfolio loans.

TABLE 7. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES(1)

                                      2003               2002               2001               2000               1999
                                ---------------    ---------------    ---------------    ---------------    ---------------
                                         % OF               % of               % of               % of               % of
December 31                              TOTAL              Total              Total              Total              Total
(dollars in millions)           AMOUNT   LOANS     Amount   Loans     Amount   Loans     Amount   Loans     Amount   Loans
-----------------------------   ------   ------    ------   ------    ------   ------    ------   ------    ------   ------
Specific allocated allowance:
    Commercial(2)               $ 18.3             $ 18.7             $  9.5             $  5.5             $   --

Risk allocated allowances:
    Commercial(2)                 68.6     55.0%     62.2     57.3%     29.3     56.2%     26.4     51.9%     21.2     48.6%
    Real estate construction       1.1      3.7       1.0      4.8       0.5      3.7       1.1      3.7       0.8      3.2
    Real estate mortgage           4.7      7.7       2.3     10.0       3.3     14.2       5.7     20.0       5.9     24.3
    Consumer                      15.1     33.6      15.2     27.9      15.6     25.9      15.3     24.4      22.5     23.9
                                ------   ------    ------   ------    ------   ------    ------   ------    ------   ------
       Total risk allocated
          allowance               89.5               80.7               48.7               48.5               50.4
                                ------             ------             ------             ------             ------
Total allocated                  107.8    100.0%     99.4    100.0%     58.2    100.0%     54.0    100.0%     50.4    100.0%
                                         ======             ======             ======             ======             ======

Unallocated                       15.7                7.4               18.1               21.4               24.8
                                ------             ------             ------             ------             ------
    Total                       $123.5             $106.8             $ 76.3             $ 75.4             $ 75.2
                                ======             ======             ======             ======             ======

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

(2) The commercial category includes both commercial and commercial real estate loans

SPECIFIC ALLOCATED ALLOWANCE. Classified credits, which include "doubtful", "substandard" and "special mention" and are subject to specific reserves, decreased to $66.7 million at December 31, 2003 from $90.4 million at December 31, 2002. The amount of the specific allowance however, as a percent of outstanding loan balances subject to such specific reserves, increased to 27.5% at December 31, 2003 from 20.7% at December 31, 2002 as more substandard credits were assigned a specific reserve. Credits classified as "doubtful" have critical weaknesses that make full collection improbable. "Substandard" credits have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. "Special mention" credits are potentially weak, as the borrower has begun to exhibit deteriorating trends that, if not corrected, could jeopardize repayment of the loan and result in further downgrade.

RISK ALLOCATED ALLOWANCE. The amount allocated to commercial and commercial real estate loans increased in 2003, reflecting our review of additional loans in 2003 using the new scoring methodology, a migration of loans to higher risk ratings and assessment of current economic conditions within our local markets. The increase in 2003 in the real estate mortgage risk allocated allowance was attributable to an increased allocation for wholesale-originated mortgage loans, partially offset by lower balances and a reduction in nonaccrual loans. The reduction in nonaccrual real estate loans was attributable in part to the March 2003 sale of $2.8 million of nonperforming mortgage loans.

UNALLOCATED ALLOWANCE. The increase in the unallocated allowance reflects continued uncertainty regarding general economic conditions in the near term, and the lingering effects of the weak economy over the past several years on our commercial loan portfolio, especially in the manufacturing and agricultural sectors. Although most observable credit quality indicators have improved, the manufacturing sector in our markets remains weak as evidenced by continued high unemployment. The agricultural sector, although improving, is emerging from a period of prolonged low producer prices and weakness. Additionally, uncertainty regarding the economy is evidenced by conflicting reports on economic growth, job creation, the volatility of long term interest rates, budget shortfalls at the state, local and federal government levels and slow demand for capital investments. These factors, coupled with an increase at December 31, 2003 in other credits that are current in terms of principal and interest payments, but which may deteriorate in quality if economic conditions change, indicate that additional undetected losses exist in the loan portfolios. Based on these factors and the possible imprecision in our loan loss allocation models, management believes that the unallocated allowance at December 31, 2003 appropriately reflects probable inherent but undetected losses in the portfolio.

NONPERFORMING ASSETS

Nonperforming assets are comprised of nonaccrual loans, restructured loans and repossessed assets. Although these assets have more than a normal risk of loss, they will not necessarily result in a higher level of losses in the future. A five-year history of nonperforming assets is presented in Table 8.

TABLE 8.  NONPERFORMING ASSETS AND PAST DUE LOANS

December 31 (in thousands)                              2003       2002       2001       2000       1999
----------------------------------------------------   -------    -------    -------    -------    -------
NONPERFORMING LOANS(1),(2)
    Nonaccrual
    Less than 30 days past due                         $ 7,721    $15,869    $ 6,528    $ 7,237    $ 1,661
    From 30 to 89 days past due                          4,474     23,210      5,218      7,297        772
    90 or more days past due                            56,549     47,638     57,047     44,881     26,498
                                                       -------    -------    -------    -------    -------
       Total                                            68,744     86,717     68,793     59,415     28,931
    90 days past due and still accruing                    345        860      4,168        889      2,139
    Restuctured (1)                                         --         --        337      1,068          9
                                                       -------    -------    -------    -------    -------
       Total nonperforming loans                        69,089     87,577     73,298     61,372     31,079
OTHER REPOSSESSED ASSETS ACQUIRED                        7,943      8,094      5,947      4,917      4,039
                                                       -------    -------    -------    -------    -------
       Total nonperforming assets                      $77,032    $95,671    $79,245    $66,289    $35,118
                                                       =======    =======    =======    =======    =======

Nonperforming assets as a percent of portfolio loans
    plus other repossessed assets acquired                1.47%      1.76%      1.37%      1.03%      0.59%
Nonperforming assets as a percent of total assets         1.00       1.27       1.03       0.79       0.45

NONPERFORMING LOANS BY TYPE
    Commercial                                         $38,774    $51,745    $36,926    $24,758    $11,920
    Commercial real estate                              16,385     19,301     11,052     12,471      6,085
    Real estate mortgage                                 9,161     10,865     17,304     17,057      7,366
    Consumer                                             4,424      5,666      8,016      7,086      5,708
                                                       -------    -------    -------    -------    -------
       Total                                           $68,744    $87,577    $73,298    $61,372    $31,079
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

(2) Gross interest income that would have been recorded in 2003 for nonaccrual and restructured loans, as of December 31, 2003, assuming interest had been accrued throughout the year in accordance with original terms was $6.261 million. The comparable 2002 and 2001 totals were $7.721 million, and $6.392 million, respectively. Interest collected on these loans and included in income was $4.011 million in 2003, $4.685 million in 2002 and $3.344 million in 2001. Therefore, on a net basis, total income foregone due to these loans was $2.250 million in 2003, $3.036 million in 2002 and $3.048 million in 2001.

The decrease in nonperforming commercial and commercial real estate loans was the result of aggressive collection efforts and, to a lesser extent, continued charge-off of nonperforming loans. In addition, the decrease was attributable to a reduction of the inflow of new nonperforming loans, particularly in the second half of 2003, due to proactive management and reduction of exposure on credits with the potential to deteriorate. We believe the risk of loss for commercial real estate nonperforming loans is significantly less than the total principal balance, due to the nature of the underlying collateral and the value of such collateral in relation to the total credit exposure. These loans are generally for owner-occupied properties and the sources of repayment are not dependent on the performance of the real estate market.

Nonperforming loans in both the residential mortgage and consumer loan portfolios decreased at December 31, 2003 compared with December 31, 2002. In the consumer portfolio, a change in asset mix, which included strong growth in home equity loans, has helped reduce nonperforming levels. Residential mortgage nonperforming loans declined due to the March 2003 sale of $2.8 million of nonperforming mortgage loans.

Nonperforming assets, charge-offs and provisions for loan losses tend to decline in a strong economy and increase in a weak economy, potentially impacting our results. In addition to loans classified as nonperforming, we carefully monitor other credits that are current in terms of principal and interest payments but which we believe may deteriorate in quality if economic conditions change. As of December 31, 2003, such loans amounted to $189.8 million or 3.6% of total portfolio loans compared with $134.6 million or 2.5% of total portfolio loans as of December 31, 2002. These loans are commercial and commercial real estate loans made in the normal course of business and do not represent a concentration in any one industry or geographic location.

Under our credit policies and practices, a loan is placed on nonaccrual status when there is doubt regarding collection of principal or interest, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected is reversed and charged against income when the loan is placed on nonaccrual status. A loan is considered impaired when we determine that it is probable that all the principal and interest due under the loan may not be collected. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. We maintain a valuation allowance for impaired loans. Cash collected on impaired nonaccrual loans is applied to outstanding principal. Interest income on all other impaired loans is recorded on an accrual basis.

Certain of our nonperforming loans included in Table 8 are considered to be impaired. We measure impairment on all large balance nonaccrual commercial and commercial real estate loans. Certain large balance accruing loans rated substandard or lower are also measured for impairment. Impairment losses are included in the provision for loan losses. The policy does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include certain smaller balance commercial loans, consumer loans, and residential real estate loans, and are not included in the impaired loan data. Total loans considered impaired and their related reserve balances at December 31, 2003 and 2002, as well as their effect on net income in 2003 and 2002, are set forth in the following table.

IMPAIRED LOAN INFORMATION                                             Valuation Reserve
                                                                      -----------------
(in thousands)                                     2003      2002      2003      2002
-----------------------------------------------   -------   -------   -------   -------
Balances - December 31
 Impaired loans with valuation reserve            $36,603   $41,240   $12,449   $13,338
 Impaired loans with no valuation reserve          35,155    35,272        --        --
                                                  -------   -------   -------   -------
     Total impaired loans                         $71,758   $76,512   $12,449   $13,338
                                                  =======   =======   =======   =======

 Impaired loans on nonaccrual basis               $55,159   $70,345   $ 3,913   $ 8,690
 Impaired loans on accrual basis                   16,599     6,167     8,536     4,648
                                                  -------   -------   -------   -------
     Total impaired loans                         $71,758   $76,512   $12,449   $13,338
                                                  =======   =======   =======   =======

Average balance for the year                      $84,077   $80,487
Interest income recognized for the year               854     1,376
Cash collected applied to outstanding principal     3,758     4,415

DEPOSITS

Table 9 below provides a year-to-year comparison of our average deposit balances over the last three years. Average, rather than period-end, balances are more meaningful in analyzing our deposit funding sources because of inherent fluctuations that occur on a monthly basis with most deposit categories.

TABLE 9. AVERAGE DEPOSITS

                                     2003                  2002                  2001
                             ------------------    ------------------    ------------------
Year Ended December 31       AVERAGE    AVERAGE    Average    Average    Average    Average
(dollars in millions)        BALANCE     RATE      Balance      Rate     Balance    Rate
--------------------------   --------   -------    --------   -------    --------   -------
Noninterest-bearing demand   $  877.9        --%   $  869.7        --%   $  881.2        --%
Interest-bearing demand       1,319.9      0.89     1,148.0      1.57       744.8      1.88
Savings                       1,329.6      0.67     1,363.5      1.14     1,474.5      2.36
Time                          2,138.1      2.94     2,543.3      3.71     2,907.6      5.37
                             --------              --------              --------
   Total                     $5,665.5      1.47    $5,924.5      2.16    $6,008.1      3.41
                             ========              ========              ========

Total average deposits declined 4.4% in 2003. Average noninterest bearing and interest bearing demand balances increased 0.9% and 15.0%, respectively, in 2003 as a result of deposit campaigns focused on growing core checking deposits. These increases were more than offset by a 16% decrease in average time deposits in 2003 a result of less aggressive pricing and efforts to migrate deposits towards core deposit products. The decline in the average cost for the deposit portfolio was a result of the lower rate environment and a shift in the deposit mix from higher cost time deposits to lower cost interest-bearing or noninterest-bearing demand accounts.

As of December 31, 2003, certificates of deposit of $100,000 or more accounted for approximately 11.4% of total deposits. The maturities of these deposits are summarized below in Table 10.

TABLE 10. MATURITY OF TIME CERTIFICATES OF DEPOSIT OF $100,000 OR MORE


                                     December 31,
(in thousands)                           2003
----------------------------------   ------------
Three months or less                 $    154,914
After three but within six months         103,652
After six but within twelve months        143,272
After twelve months                       217,119
                                     ------------
   Total                             $    618,957
                                     ============

We gather deposits primarily from the local markets of our banking subsidiaries and have used purchased deposits from time to time when cost effective. Brokered deposits and time deposits greater than $100,000 declined by $58.7 million at December 31, 2003 from the prior year-end due to less aggressive pricing of such deposits and the reduced need for such funding. We will continue to evaluate the use of alternative funding sources such as brokered deposits as funding needs change. We continue to promote relationship driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

BORROWED FUNDS

Short-term borrowings are comprised of Federal funds purchased, securities sold under agreements to repurchase, other bank borrowings, and Treasury Tax and Loan notes. Total short-term borrowings averaged $458.7 million in 2003, or 7.5%, of total average interest-bearing liabilities, compared with $251.3 million, or 4.2%, during 2002. The increase in short-term borrowings was due to the expansion of the investment portfolio and increased need for wholesale funding. See Note 11 to the Consolidated Financial Statements for additional information on short-term borrowings.

Long-term debt, comprised of FHLB notes, subordinated notes and other long-term debt, accounted for $861.7 million, or 14.1%, of average interest-bearing funds during 2003, increasing from $620.9 million or 10.5% during 2002. On January 27, 2003, we issued $125 million of 5.75% subordinated notes due in 2013. The notes qualify as Tier 2 capital for regulatory risk-based capital purposes and were issued to provide funding to support cash flow requirements at our parent company and to improve our risk-based capital ratios. In June 2003, we issued approximately $25 million of floating rate 30 year trust preferred securities through a special purpose trust with an initial interest rate of 4.16%. Interest only payments are due quarterly and full payment of the principal is due in June 2033. These securities qualify as Tier 1 capital for regulatory risk-based capital purposes and were issued to improve liquidity and risk-based capital ratios. FHLB advances increased $188.8 million to $787.9 million at December 31, 2003. The increase reflects our need for additional wholesale funding to support the expansion of the investment portfolio and the decline in time deposits during 2003. A summary of long-term debt balances as of December 31, 2003 and 2002 appears in Note 12 to the Consolidated Financial Statements. Borrowed funds are expected to remain an important, reliable and cost-effective funding vehicle for us.

During 2002, we prepaid $75 million in high cost FHLB debt with a remaining maturity of approximately one year to improve balance sheet flexibility, further reduce our funding costs and adjust our interest rate sensitivity. New FHLB borrowings with contractual maturity of greater than one year replaced a major portion of the prepaid debt.

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

                      Regulatory Minimum
                    -----------------------          December 31,
                                  "Well-      --------------------------
                    Required   Capitalized"    2003      2002      2001
                    --------   ------------   ------    ------    ------
Risk based:
   Tier 1 capital       4.00%          6.00%    9.80%     9.18%     9.87%
   Total capital        8.00          10.00    13.23     10.43     11.12

Tier 1 leverage         4.00           5.00     7.45      7.18      7.79

Average shareholders equity was $632.1 million, or 8.22% of average assets for 2003 compared with $691.8 million, or 9.14%, for 2002 and $702.4 million, or 8.85% for 2001. At December 31, 2003, shareholders' equity was $635.2 million, compared with $650.5 million at December 31, 2002. Book value per common share at December 31, 2003 and 2002 was $14.69 and $14.88, respectively. We declared and paid cash dividends of $1.14 per share in 2003, up from $1.13 per share in 2002 and $1.085 per share in 2001. Shareholders' equity declined in 2003 as net income was more than offset by cash dividends and capital used in our share repurchase program. Shareholders equity also declined in 2003 due to a decrease in other comprehensive net income as the net unrealized gain on available-for-sale securities decreased.

In October 2001, our board of directors approved a plan to repurchase up to 3,000,000 shares of Citizens' common stock for general corporate purposes. At December 31, 2003, 2,745,400 shares of common stock had been repurchased under this plan at an average price of $28.28, including 810,800 shares purchased during 2003 at an average price of $26.30. In October 2003, our board of directors approved a new plan to repurchase an additional 3,000,000 shares of common stock. These shares are in addition to the 254,600 shares authorized to be repurchased under the plan approved in October 2001. The repurchase of our shares is subject to limitations that may be imposed by applicable securities laws and regulations and the rules of the Nasdaq Stock Market. The timing of the repurchases and the number of shares to be bought at any one time depend on market conditions and our capital requirements. There can be no assurance that we will repurchase the remaining shares authorized to be repurchased, or that any additional repurchases will be authorized by our board of directors.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

CONTRACTUAL OBLIGATIONS

In the ordinary course of its business, we enter into certain contractual arrangements that require future cash payments and may impact liquidity. These obligations include issuance of debt to fund operations, purchase obligations to acquire goods or services, and property leases. The table below summarizes our non-cancelable contractual obligations and future required minimum payments at December 31, 2003. Refer to Notes 9 and 12 to the Consolidated Financial Statements for a further discussion of these contractual obligations.

TABLE 11. CONTRACTUAL OBLIGATIONS

                                                           Minimum Payments Due by Period
                                                ----------------------------------------------------
                                                             Less                            More
                                                             than        1-3        4-5      than
(in thousands)                                   Total      1 year      years      years    5 years
---------------------------------------------   --------   --------   --------   --------   --------
Federal Home Loan Bank borrowings               $787,930   $ 85,200   $320,200   $ 95,204   $287,326
Subordinated debt                                148,835         --         --         --    148,835
Capital lease/mortgage debt                           94         56         38         --         --
Purchase obligations                              37,784     11,899     21,874      4,011         --
Operating leases and non-cancelable contracts     14,447      3,126      4,835      2,645      3,841
                                                --------   --------   --------   --------   --------
Total                                           $989,090   $100,281   $346,947   $101,860   $440,002
                                                ========   ========   ========   ========   ========

We are also contractually obligated to certain derivative instruments. Refer to
Note 18 to the Consolidated Financial Statements for further discussion of these contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, in order to meet the financing needs of our customers and to manage our own exposure to interest rate risk, we become a party to transactions involving financial instruments with off-balance sheet risk. These financial instruments which are not reflected in the Consolidated Financial Statements include commitments to extend credit, standby letters of credit, forward commitments to sell mortgage loans and interest rate swaps. The contractual amounts of these instruments express the extent of our involvement in these transactions as of the balance sheet date. These instruments involve, to varying degrees, elements of credit risk, market risk and liquidity risk in excess of the amount recognized in the consolidated balance sheets. However, they do not represent unusual risks for us and we do not anticipate any significant losses to arise from these transactions.

Commitments to extend credit are legally binding agreements to lend cash to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Commitments to fund loan applications with agreed-upon rates subject us to market risk due to fluctuations in interest rates. Standby letters of credit guarantee the performance of a customer to a third party. We issue these guarantees primarily to support public and private borrowing arrangements, real estate construction projects, bond financing and similar transactions.

The credit risk associated with commitments to extend credit and standby letters of credit is essentially the same as that involved with direct lending. Therefore, these instruments are subject to our loan review and approval procedures and credit policies. Based upon management's credit evaluation of the counter-party, we may require the counter-party to provide collateral as security for the agreement, including real estate, accounts receivable, inventories, and investment securities. The maximum credit risk associated with these instruments equals their contractual amounts and assumes that the counter-party defaults and the collateral proves to be worthless. The total contractual amounts of commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements, since many of these agreements may expire without being drawn upon. At December 31, 2003 and 2002, we had recorded a liability of $2.7 million for possible losses with commitments to extend credit and, in accordance with FIN 45, a liability of $0.8 million representing the value of the guarantee obligations associated with certain standby letters of credit. The guarantee obligation liability will be amortized into income over the life of the commitments.

At December 31, 2003, we had outstanding $14.7 million of commitments to fund residential real estate loan applications with agreed-upon rates ("Interest Rate Lock Commitments"). Interest Rate Lock Commitments and holding residential mortgage loans for sale to the secondary market exposes us to interest rate risk during the period from application to when the loan is sold to the investors. To minimize this exposure to interest rate risk, we enter into firm commitments to sell such mortgage loans at specified future dates to various third parties.

At December 31, 2003, we had outstanding mandatory forward commitments to sell $29.0 million of residential mortgage loans. These mandatory forward commitments covered $23.0 million of mortgage loans held for sale and $6.0 million of Interest Rate Lock Commitments. These outstanding forward commitments to sell mortgage loans are expected to settle in the first quarter of 2004 without producing any material gains or losses. We implemented SFAS 133, as amended which provides accounting guidance for derivative investments and hedging activities effective January 1, 2001. See Note 1 to the Consolidated Financial Statements for further explanation. For the year ended December 31, 2003, the impact of SFAS 133 on net income was immaterial.

At December 31, 2003, we had interest rate swaps with a notional amount of $190 million with a fixed receive rate of 4.78% and a variable pay rate of 1.62%. Notional amounts of $165 million and $25 million have variable pay rates based on LIBOR and prime, respectively.

The following table presents the total notional amounts and expected maturity of our off-balance sheet financial instruments outstanding at December 31, 2003 and the notional amounts outstanding at December 31, 2002.

TABLE 12. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

                                                                       Expected Expiration Dates by Period
                                                            ----------------------------------------------------------
                                                              Total     Less than                           More than   December 31,
(in thousands)                                                 2003       1 year    1-3 years   4-5 years    5 years         2002
---------------------------------------------------------   ----------  ----------  ----------  ----------  ----------  ------------
FINANCIAL INSTRUMENTS WHOSE
   CONTRACT AMOUNTS REPRESENT CREDIT RISK:
      Loan commitments to extend credit                     $1,593,426  $1,202,613  $  101,390  $   15,971  $  273,452  $  1,739,091
      Standby letters of credit                                 48,868      39,116       8,115       1,637          --        36,396
      Commercial letters of credit                             183,665      40,690      22,151     103,581      17,243       138,679
FINANCIAL INSTRUMENTS SUBJECT TO INTEREST RATE RISK:
   Interest rate swaps                                         190,000          --      25,000          --     165,000            --
   Residential mortgage loan applications
      with agreed-upon rates                                    14,683      14,683          --          --          --        66,787
   Forward commitments to sell residential mortgage loans       29,000      29,000          --          --          --       175,537
                                                            ----------  ----------  ----------  ----------  ----------  ------------
Total                                                       $2,059,642  $1,326,102  $  156,656  $  121,189  $  455,695  $  2,156,490
                                                            ==========  ==========  ==========  ==========  ==========  ============

During the ordinary course of business, we also engage in other financial transactions that are not recorded on our consolidated balance sheets or are recorded on an equity or cost basis rather than being consolidated. Such transactions serve a variety of purposes including management of our liquidity, optimization of capital utilization, meeting the financial needs of our customers and fulfilling Community Reinvestment Act obligations in the markets that we serve.

Late in the second quarter of 2003, we issued to institutional investors approximately $25 million of floating rate trust preferred securities through a special purpose trust which qualifies as a variable interest entity ("VIE") under applicable accounting rules. Since we are not the primary beneficiary of the VIE, consolidation is not required under the terms of Financial Accounting Standards Board Interpretation 46 "Consolidation of Variable Interest Entities" ("FIN 46"). As a result, the trust preferred securities were not recorded in our Consolidated Balance Sheets. Instead we recorded a floating rate junior subordinated deferrable interest debenture (the "Debenture") issued by Citizens to the VIE for the gross issuance proceeds. The Debenture is the sole asset of the trust and Citizens has guaranteed that interest payments on the Debenture made to the trust will be distributed by the trust to the holders of the trust preferred securities. The Debenture matures in thirty years, is callable at par after five years and bears interest at an annual rate equal to the three-month LIBOR plus 3.10%, payable quarterly. The trust preferred securities issued by the trust have financial terms that are comparable to the Debenture.

We have non-marketable equity investments that have not been consolidated in our Consolidated Financial Statements. At December 31, 2003, these investments included $1.0 million in limited partnerships, including a venture capital fund and an affordable housing tax credit fund that were reported under the equity method. Not included in the carrying amount were commitments to fund an additional $2.9 million at some future date. Consolidation of these investments will not be required pursuant to FIN 46 since we are not the primary beneficiary in the investments. The maximum exposure to loss for all non-marketable equity investments is the sum of the carrying amounts plus additional commitments.

We originate residential mortgage loans that we sell to the secondary market. Typically we sell the right to service the loans that are sold. As of December 31, 2003, the unpaid principal balance of mortgage loans serviced for others was $58.8 million. These loans are not recorded on our books. Capitalized servicing rights relating to the serviced loans were fully amortized in June 2003 and were $0.4 million at December 31, 2002.

We hold assets in a fiduciary or agency capacity that are not included in the Consolidated Financial Statements because they are not assets of Citizens. The total assets managed or administered by Citizens at December 31, 2003, in its fiduciary or agency capacity, were $2.866 billion.

LIQUIDITY AND DEBT CAPACITY

We monitor and manage our liquidity position so that funds will be available at a reasonable cost to meet financial commitments, to finance business expansion and to take advantage of unforeseen opportunities. We manage the liquidity of our parent company to pay dividends to shareholders, service debt, invest in subsidiaries and to satisfy other operating requirements. We manage the liquidity of our subsidiary banks to meet client cash flow needs while maintaining funds available for loan and investment opportunities.

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

The primary sources of liquidity for the parent company are dividends from and returns on investment in its subsidiaries. Each of our banking subsidiaries is subject to dividend limits under the laws of the state in which it is chartered and, as member banks of the Federal Reserve System, is subject to the dividend limits of the Federal Reserve Board. The Federal Reserve Board allows a member bank to make dividends or other capital distributions in an amount not exceeding the current calendar year's net income, plus retained net income of the preceding two years. Distributions in excess of this limit require prior approval of the Federal Reserve Board. During 2003, our parent company received $24.0 million in dividends from subsidiaries and paid $49.5 million in dividends to its shareholders. As discussed in Note 21 to the Consolidated Financial Statements, as of January 1, 2004, our banking subsidiaries are able to pay dividends of $36.2 million to our parent company without further regulatory approval.

An additional source of liquidity is the ability of our parent company to borrow funds on both a short-term and long-term basis. Downgrades in the first quarter of 2003 by FitchRatings and Standard & Poor's Rating Service of our long-term credit rating to BBB from BBB+ due to asset quality deterioration during 2002 did not materially affect our liquidity position. Our short-term credit ratings from FitchRatings and Standard & Poor's remained unchanged at F2 and A-2, respectively. Separately, in the second quarter of 2003, Moody's Investors Service affirmed our outstanding ratings of Baa-1 (long term) and P-2 (short term), after their review for a possible downgrade. We believe that our capital position provides enough financial flexibility to deal with a degree of additional credit deterioration, if such were to occur.

Our parent company also maintains a $50 million short-term revolving credit facility with two unaffiliated banks. As of December 31, 2003, we had no outstanding balance on this credit facility. The current facility will mature in August 2004 and is expected to be renewed at that time. The credit agreement requires us to maintain certain financial covenants. We were in full compliance with all debt covenants as of December 31, 2003.

Our Oakland County branch expansion plan will pose a challenge to liquidity as both the capital investment and loan growth will require incremental funding. We are confident that through a combination of wholesale funding and deposit generation of both the new Oakland County branches and the existing branch network, we will be able to fund all aspects of the expansion plan.

We also have contingent letter of credit commitments that may impact liquidity. Since many of these commitments historically have expired without being drawn upon, the total amount of these commitments does not necessarily represent our future cash requirements in connection with them. Further information on these commitments is presented in Note 17 to the Consolidated Financial Statements in this report.

As discussed in Note 21 to the Consolidated Financial Statements, the Federal Reserve Bank requires our banking subsidiaries to maintain certain noninterest-bearing deposits with the Federal Reserve Bank. These balance requirements averaged $36.4 million and $35.3 million during 2003 and 2002, respectively, and were satisfied with cash balances maintained by our subsidiaries.

Our long-term debt to equity ratio was 147.5% as of December 31, 2003 compared to 92.1% in 2002. The increase in long-term debt reflects our issuance of additional funding to support the expansion of the investment portfolio and the decrease in time deposits. The increase also reflects the issuance of $125 million of subordinated debt in January 2003 and approximately $25 million of trust preferred securities in June 2003 to increase liquidity in our parent company and improve our capital ratios. Changes in long-term debt during 2003 are further discussed in the section titled "Borrowed Funds". We believe that we have sufficient liquidity and capital sources to meet presently known short and long term cash flow requirements arising from ongoing business transactions.

INTEREST RATE RISK

Interest rate risk arises when there is a mismatch in the timing of the repricing of assets and liabilities, typically as a result of option risk, which can alter the expected timing of repricing of certain assets or liabilities, or basis risk. Many assets and liabilities contain embedded options which allow customers, and entities associated with our investments and wholesale funding, to prepay loans or securities prior to maturity, or to withdraw or reprice deposits or other funding instruments prior to maturity. Basis risk occurs when assets and liabilities reprice at the same time but based on different market rates, or when those market rates change by different amounts. We monitor asset, liability, and off-balance sheet portfolios to ensure comprehensive management of interest rate risk. The asset/liability management process includes monitoring contractual and expected repricing of assets and liabilities as well as forecasting earnings under different interest rate scenarios and balance sheet structures with the objective of insulating net interest income from large swings attributable to changes in market interest rates. Our static interest rate sensitivity (GAP) as of December 31, 2003 and 2002 is presented in the following table.

TABLE 13. INTEREST RATE SENSITIVITY                                                TOTAL
                                            0 - 3      4 - 6         7 - 12        WITHIN        1 - 5          Over
(dollars in millions)                      Months      Months        Months        1 YEAR        Years         5 Years      Total
---------------------                      ------      ------        ------        ------        -----         -------      -----
DECEMBER 31, 2003
   RATE SENSITIVE ASSETS(1)
     Portfolio loans (2)                 $ 2,482.8    $   258.2     $   442.3     $ 3,183.3    $ 1,769.0     $   293.4    $ 5,245.7
     Mortgage loans held for sale             44.7           --            --          44.7           --            --         44.7
     Investment securities                   112.6         63.1         121.4         297.1      1,487.3         200.7      1,985.1
     Short-term investments                    2.2           --            --           2.2           --            --          2.2
                                         ---------    ---------     ---------     ---------    ---------     ---------    ---------
          Total                          $ 2,642.3    $   321.3     $   563.7     $ 3,527.3    $ 3,256.3     $   494.1    $ 7,277.7
                                         =========    =========     =========     =========    =========     =========    =========
   RATE SENSITIVE LIABILITIES

     Deposits (3)                        $ 1,058.2    $   521.8     $   943.8     $ 2,523.8    $ 1,768.8     $   267.2    $ 4,559.8
     Other interest bearing liabilities      678.9         28.0          50.7         757.6        378.8         432.1      1,568.5
                                         ---------    ---------     ---------     ---------    ---------     ---------    ---------
          Total                          $ 1,737.1    $   549.8     $   994.5     $ 3,281.4    $ 2,147.6     $   699.3    $ 6,128.3
                                         =========    =========     =========     =========    =========     =========    =========

   Period GAP (4)                        $   905.2    $  (228.5)    $  (430.8)    $   245.9    $ 1,108.7     $  (205.2)   $ 1,149.4
   Cumulative GAP                            905.2        676.7         245.9                    1,354.6       1,149.4
   Cumulative GAP to total assets            11.74%        8.78%         3.19%                    17.57%        14.91%        14.91%
   Multiple of rate sensitive assets to
     liabilities                              1.52         0.58          0.57          1.07         1.52          0.71         1.19

DECEMBER 31, 2002

   RATE SENSITIVE ASSETS(1)

     Portfolio loans (2)                 $ 2,670.5    $   247.3     $   474.6     $ 3,392.4    $ 1,723.1     $   317.1    $ 5,432.6
     Mortgage loans held for sale            160.7           --            --         160.7           --            --        160.7
     Investment securities                   132.4         53.6         180.7         366.7        645.0         445.6      1,457.3
     Short-term investments                   71.3           --            --          71.3           --            --         71.3
                                         ---------    ---------     ---------     ---------    ---------     ---------    ---------
          Total                          $ 3,034.9    $   300.9     $   655.3     $ 3,991.1    $ 2,368.1     $   762.7    $ 7,121.9
                                         =========    =========     =========     =========    =========     =========    =========
   RATE SENSITIVE LIABILITIES

     Deposits (3)                        $   704.9    $   570.5     $ 1,065.8     $ 2,341.2    $ 2,338.8     $   356.2    $ 5,036.2
     Other interest bearing liabilities      418.0          9.9            --         427.9        165.6         308.2        901.7
                                         ---------    ---------     ---------     ---------    ---------     ---------    ---------
          Total                          $ 1,122.9    $   580.4     $ 1,065.8     $ 2,769.1    $ 2,504.4     $   664.4    $ 5,937.9
                                         =========    =========     =========     =========    =========     =========    =========

   Period GAP (4)                        $ 1,912.0    $  (279.5)    $  (410.5)    $ 1,222.0    $  (136.3)    $    98.3    $ 1,184.0
   Cumulative GAP                          1,912.0      1,632.5       1,222.0                    1,085.7       1,184.0
   Cumulative GAP to total assets            25.42%       21.70%        16.25%        16.25%       14.43%        15.74%       15.74%
   Multiple of rate sensitive assets to
     liabilities                              2.70         0.52          0.61          1.44         0.95          1.15         1.20

(1) Incorporates prepayment projections for certain assets which may shorten the time frame for repricing or maturity compared to contractual runoff.

(2)   Balances exclude mortgage loans held for sale.

(3) Includes interest bearing savings and demand deposits without contractual maturities of $1.143 billion in the less than one year category and $1.436 billion in the over one year category as of December 31, 2003. The same amounts as of December 31, 2002 were $811 million and $1.855 billion, respectively. This runoff is based on historical trends, which reflects industry standards.

(4)   GAP is the excess of rate sensitive assets (liabilities).

As shown, as of December 31, 2003 rate sensitive assets repricing within one year exceeded rate sensitive liabilities repricing within one year by $245.9 million or 3.19% of total assets, compared to $1.222 billion or 16.25% of total assets as of December 31, 2002. These results suggest an interest rate risk position which is not significantly mismatched. GAP analysis is limited in its ability to measure interest rate sensitivity, as embedded options can change the repricing characteristics of assets, liabilities, and off-balance sheet hedges thereby changing the repricing position from that outlined above. Further, basis risk is not captured by repricing gap analysis. Because of these limitations, we utilize net interest income simulation modeling as our primary tool to evaluate the impact of changes in market interest rates and balance sheet strategies on net interest income.

We may, from time-to-time, use derivative contracts to help manage or hedge our exposure to interest rate risk and to market value risk in conjunction with our mortgage banking operations. We currently use interest rate swaps, mortgage loan commitments and forward mortgage loan sales. Interest rate swaps are contracts with a third party (the "counter-party") to exchange interest payment streams based upon an assumed principal amount (the "notional amount"). The notional amount is not advanced from the counter-party. Swap contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. The fair values of the contracts change daily as market interest rates change. Further discussion of derivative instruments is included in Notes 1 and 18 to the Consolidated Financial Statements.

Holding residential mortgage loans for sale and committing to fund residential mortgage loan applications at specific rates exposes Citizens to market value risk caused by changes in interest rates during the period from rate commitment issuance until sale. To minimize this risk, we enter into mandatory forward commitments to sell residential mortgage loans at the time a rate commitment is issued. These mandatory forward commitments are considered derivatives under SFAS 133. These forward commitments qualify and have been designated as fair value hedges of our portfolio of loans held for sale. Our practice to hedge our market value risk with mandatory forward commitments has been effective and has not generated any material gains or losses. As of December 31, 2003, we had forward commitments to sell mortgage loans of $29 million.

Sensitivity of our net interest income to changes in market interest rates is quantified using income simulation modeling. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of financial instruments, changes in market conditions, loan and deposit volumes, pricing, client preferences and our financial capital plans. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment and, as a result, the model cannot precisely estimate net interest income nor exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of balance sheet component and interest rate changes, differences in client behavior, market conditions and management strategies, among other factors.

We performed simulations as of December 31, 2003 to evaluate the impact of market rate changes on net interest income over the following 12 months assuming expected levels of balance sheet growth over that time period. Net interest income is expected to decline modestly over the period if rates remain at December 31, 2003 levels. See "Net Interest Income". If market interest rates were to increase immediately by 100 or 200 basis points (a parallel and immediate shift along the yield curve) net interest income would be expected to decline by 0.5% and 1.5% respectively from what it would be if rates were to remain at December 31, 2003 levels. An immediate 50 basis point parallel decline in market rates would be expected to reduce net interest income over the following 12 months by 0.9% from what it would be if rates remain constant over the entire time period at December 31, 2003 levels. The expansion of the investment portfolio in 2003 has modified our interest rate risk profile. At December 31, 2003, unlike at the prior year end, as the model results indicate, an increase in interest rates will have a negative impact on net interest income. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, pricing spreads in relation to market rates, balance sheet growth, the mix of different types of assets or liabilities, and the timing of changes in these variables. A flattening of the yield curve would exacerbate the negative impact on net interest income. Scenarios different from those outlined above, whether different by only timing, level, or a combination of factors, could produce different results.

SELECTED QUARTERLY INFORMATION

Table 14 below sets forth selected quarterly financial information for each calendar quarter during 2003 and 2002.

TABLE 14. SELECTED QUARTERLY INFORMATION

                                                       2003                                           2002
(in thousands except,             ---------------------------------------------   ----------------------------------------------
 per share data)                    FOURTH      THIRD       SECOND      FIRST      Fourth       Third        Second      First
                                  ---------   ---------   ---------   ---------   ---------   ---------    ---------   ---------
Interest income                   $  97,398   $  99,687   $ 104,683   $ 104,209   $ 112,558   $ 115,558    $ 116,993   $ 118,275
Interest expense                     26,720      28,533      31,763      32,703      36,326      40,376       41,584      43,316
Net interest income                  70,678      71,154      72,920      71,506      76,232      75,182       75,409      74,959
Provision for loan losses             8,020      10,300      25,650      18,992      16,300      89,250        9,400       5,250
Noninterest income
    before securities gains (1)      21,629      25,012      24,836      23,239      26,689      19,689       28,238      24,724
Investment securities gains (2)           2          42          11          48          12          45        2,377           2
Noninterest expense (3)              60,446      59,600      56,361      56,581      57,126      79,545       61,521      61,191
Net income (loss)                    18,074      19,605      13,214      15,058      21,525     (45,929)      25,339      24,103

PER SHARE OF COMMON STOCK
Net income (loss):
    Basic                              0.42        0.45        0.30        0.35        0.49       (1.03)        0.57        0.53
    Diluted                            0.41        0.45        0.30        0.34        0.48       (1.03)        0.56        0.53
Cash dividends declared               0.285       0.285       0.285       0.285       0.285       0.285        0.285       0.275
Market value:(4)
    High                              34.26       28.01       28.17       26.05       26.46       29.43        33.88       33.20
    Low                               26.41       24.77       21.72       23.58       21.25       23.35        27.82       30.67
    Close                             32.72       26.41       27.01       23.62       24.78       24.17        28.98       32.47


(1) Noninterest income includes, in the third quarter of 2002, charges of $1.6 million, and in the second quarter of 2002, a gain of $5.4 million on the sale of our merchant services business. The charges in the third quarter of 2002 included market valuation write-downs to an equity investment and life insurance cash surrender values as well as the write-off of certain obsolete assets and uncollectible fees.

(2) Investment securities gains include $2.4 million in the second quarter of 2002 from the securitization of mortgages and subsequent sale of the related mortgage-backed securities.

(3) Noninterest expense includes special and other charges in each period as follows:


                                       2003                                      2002
                       --------------------------------------    ----------------------------------
                       FOURTH    THIRD      SECOND     FIRST     Fourth      Third    Second  First
                       ------   -------    -------    -------    -------    -------   -----   -----
       Special charge   $  --   $  (370)   $  (221)   $  (100)   $  (405)   $13,807   $  --   $  --
       Other charges       --        --         --         --         --      7,137      --      --


    The special charge covered the cost of restructuring our consumer, commercial and wealth management lines of business. The other charges in the third quarter of 2002 included: a $3.3 million prepayment penalty on FHLB advances, a $2.0 million contribution to Citizens' charitable trust, $1.0 million valuation allowance on other real estate owned, $406,000 in additional equipment depreciation and $452,000 in losses and other items.

(4) Citizens Banking Corporation common stock is traded on the National Market tier of the Nasdaq stock market (trading symbol: CBCF). At December 31, 2003, there were approximately 15,158 shareholders of the Corporation's common stock.

CONSOLIDATED BALANCE SHEETS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                               December 31,
(in thousands, except share amounts)                      2003           2002
                                                       -----------    -----------
ASSETS
 Cash and due from banks                               $   182,545    $   171,864
 Money market investments:
    Federal funds sold                                          --         69,000
    Interest-bearing deposits with banks                     2,223          2,332
                                                       -----------    -----------
      Total money market investments                         2,223         71,332
 Securities available for sale (amortized cost
   $1,930,606 in 2003; $1,391,089 in 2002)               1,965,201      1,457,281
 Securities held to maturity (fair value of
   $19,913 in 2003)                                         19,857             --
 Mortgage loans held for sale                               44,677        160,743
 Loans:
    Commercial                                           2,885,868      3,111,208
    Real estate construction                               192,759        262,363
    Real estate mortgage                                   402,910        545,834
    Consumer                                             1,764,165      1,513,156
                                                       -----------    -----------
      Total loans                                        5,245,702      5,432,561
    Less: Allowance for loan losses                       (123,545)      (106,777)
                                                       -----------    -----------
      Net loans                                          5,122,157      5,325,784
 Premises and equipment                                    112,784        117,704
 Goodwill                                                   54,785         54,785
 Other intangible assets                                    16,932         19,862
 Bank owned life insurance                                  80,461         78,434
 Other assets                                              109,448         66,935
                                                       -----------    -----------
      TOTAL ASSETS                                     $ 7,711,070    $ 7,524,724
                                                       ===========    ===========
LIABILITIES

 Noninterest-bearing deposits                          $   882,429    $   900,674
 Interest-bearing deposits                               4,559,838      5,036,239
                                                       -----------    -----------
      Total deposits                                     5,442,267      5,936,913
 Federal funds purchased and securities sold
    under agreements to repurchase                         588,593        223,289
 Other short-term borrowings                                43,077         79,062
 Other liabilities                                          65,112         35,678
 Long-term debt                                            936,859        599,313
                                                       -----------    -----------
      Total liabilities                                  7,075,908      6,874,255
SHAREHOLDERS' EQUITY
 Preferred stock - no par value:

     Authorized - 5,000,000 shares; Issued -
       none
     Common stock - no par value:
     Authorized - 100,000,000 shares
       Issued and outstanding - 43,241,918 in 2003;
         43,702,371 in 2002                                100,314        112,253
 Retained earnings                                         512,045        495,570
 Accumulated other comprehensive income                     22,803         42,646
                                                       -----------    -----------
    Total shareholders' equity                             635,162        650,469
                                                       -----------    -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $ 7,711,070    $ 7,524,724
                                                       ===========    ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

(in thousands, except share amounts)                             2003            2002            2001
                                                             ------------    ------------    ------------
INTEREST INCOME
   Interest and fees on loans                                $    323,739    $    385,812    $    492,437
   Interest and dividends on investment securities:
     Taxable                                                       61,631          55,447          57,633
     Tax-exempt                                                    20,502          21,301          21,715
   Money market investments                                           105             824           1,774
                                                             ------------    ------------    ------------
       Total interest income                                      405,977         463,384         573,559
INTEREST EXPENSE

   Deposits                                                        83,449         127,849         204,929
   Short-term borrowings                                            4,960           4,033          27,458
   Long-term debt                                                  31,310          29,720          33,191
                                                             ------------    ------------    ------------
       Total interest expense                                     119,719         161,602         265,578
                                                             ------------    ------------    ------------
NET INTEREST INCOME                                               286,258         301,782         307,981
Provision for loan losses                                          62,962         120,200          26,407
                                                             ------------    ------------    ------------
       Net interest income after provision for loan losses        223,296         181,582         281,574
                                                             ------------    ------------    ------------
NONINTEREST INCOME

   Service charges on deposit accounts                             29,916          26,456          27,773
   Trust fees                                                      17,527          18,956          21,028
   Mortgage and other loan income                                  18,046          16,845          13,159
   Bankcard fees                                                    3,042           6,142          11,799
   Brokerage and investment fees                                    7,720           9,502           8,157
   Investment securities gains                                        103           2,436           6,195
   Gain on sale of merchant business                                   --           5,400              --
   Gain on sale of equity investment                                   --              --          11,017
   Gain on sale of credit card assets                                  --              --           2,623
   Gain on sale of bank                                                --              --             793
   Other                                                           18,465          16,039          14,937
                                                             ------------    ------------    ------------
       Total noninterest income                                    94,819         101,776         117,481
                                                             ------------    ------------    ------------
NONINTEREST EXPENSE

   Salaries and employee benefits                                 122,322         126,847         126,278
   Equipment                                                       16,087          19,869          19,317
   Occupancy                                                       18,449          17,855          17,713
   Data processing fees                                            12,744          12,641          13,101
   Professional services                                           17,815          14,790          12,277
   Postage and delivery                                             6,896           7,120           7,746
   Telephone                                                        4,793           5,279           5,556
   Advertising and public relations                                 5,786           5,112           5,219
   Stationery and supplies                                          3,935           4,032           4,426
   Intangible asset amortization                                    2,899           2,899          10,115
   Bankcard fees                                                      378           3,879           9,308
   Special charge                                                    (691)         13,402              --
   Other                                                           21,575          25,658          20,127
                                                             ------------    ------------    ------------
       Total noninterest expense                                  232,988         259,383         251,183
                                                             ------------    ------------    ------------
INCOME BEFORE INCOME TAXES                                         85,127          23,975         147,872
Income tax provision (benefit)                                     19,176          (1,063)         43,215
                                                             ------------    ------------    ------------
NET INCOME                                                   $     65,951    $     25,038    $    104,657
                                                             ============    ============    ============
NET INCOME PER SHARE:

   Basic                                                     $       1.52    $       0.56    $       2.27
   Diluted                                                           1.51            0.56            2.25
AVERAGE SHARES OUTSTANDING:

   Basic                                                       43,303,573      44,657,153      46,085,405
   Diluted                                                     43,609,148      45,076,684      46,589,962

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CITIZENS BANKING CORPORATION AND SUBSIDIARIES

                                                                                            Accumulated
                                                                                               Other
                                                                   Common      Retained    Comprehensive
(in thousands, except per share amounts)                           Stock       Earnings    Income (loss)     Total
----------------------------------------                           -----       --------    -------------     -----
BALANCE - JANUARY 1, 2001                                         $201,549     $466,692         $11,738     $679,979
   Comprehensive income:
     Net income                                                                 104,657                      104,657
     Other comprehensive income:
       Net unrealized gain on securities available-for-sale,
         net of tax effect of $7,858                                                             14,569
       Less: Reclassification adjustment for net gains
         included in net income, net of tax effect of $2,168                                     (4,027)
       Minimum pension liability, net of tax effect of $929                                      (1,727)
                                                                                                -------
         Other comprehensive income total                                                                      8,815
                                                                                                               -----
     Total comprehensive income                                                                              113,472
   Tax benefit on non-qualified stock options                        2,000                                     2,000
   Exercise of stock options, net of shares purchased               10,662                                    10,662
   Cash dividends - $1.085 per share                                            (50,158)                     (50,158)
   Shares acquired for retirement                                  (58,491)                                  (58,491)
                                                                  --------      -------         -------     --------
BALANCE - DECEMBER 31, 2001                                        155,720      521,191          20,553      697,464
   Comprehensive income:
     Net income                                                                  25,038                       25,038
     Other comprehensive income:
       Net unrealized gain on securities available-for-sale,
         net of tax effect of $12,023                                                            22,328
       Less: Reclassification adjustment for net gains
         included in net income, net of tax effect of $853                                       (1,583)
       Minimum pension liability, net of tax effect of $724                                       1,348
                                                                                                  -----
         Other comprehensive income total                                                                     22,093
                                                                                                              ------
     Total comprehensive income                                                                               47,131
   Exercise of stock options, net of shares purchased                6,562                                     6,562
   Net change in deferred compensation, net of tax effect              267                                       267
   Cash dividends - $1.13 per share                                             (50,659)                     (50,659)
   Shares acquired for retirement                                  (50,296)                                  (50,296)
                                                                  --------      -------         -------     --------
BALANCE - DECEMBER 31, 2002                                        112,253      495,570          42,646      650,469
   Comprehensive income:
     Net income                                                                  65,951                       65,951
     Other comprehensive income:
       Net unrealized loss on securities available-for-sale,
         net of tax effect of ($11,023)                                                         (20,472)
       Less: Reclassification adjustment for net gains
         included in net income, net of tax effect of $36                                           (67)
       Net change in unrealized gain on qualifying cash flow
         hedges, net of tax effect of $280                                                          520
       Minimum pension liability, net of tax effect of $95                                          176
                                                                                                    ---
         Other comprehensive income total                                                                   (19,843)
                                                                                                            --------
     Total comprehensive income                                                                               46,108
   Tax benefit on non-qualified stock options                        2,500                                     2,500
   Exercise of stock options, net of shares purchased                6,334                                     6,334
   Net change in deferred compensation, net of tax effect              350                                       350
   Stock issued for compensation                                       200                                       200
   Cash dividends - $1.14 per share                                             (49,476)                     (49,476)
   Shares acquired for retirement                                  (21,323)                                  (21,323)
                                                                  --------      -------         -------     --------
BALANCE - DECEMBER 31, 2003                                       $100,314     $512,045         $22,803    $ 635,162
                                                                  ========     ========         =======    =========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION AND SUBSIDIARIES                                   YEAR ENDED DECEMBER 31,
(in thousands)                                                             2003           2002           2001
                                                                       -----------    -----------    -----------
OPERATING ACTIVITIES:
   Net income                                                          $    65,951    $    25,038    $   104,657
   Adjustments to reconcile net income to net cash provided by operating activities:
     Provision for loan losses                                              62,962        120,200         26,407
     Depreciation and amortization                                          13,864         17,045         16,241
     Amortization of goodwill and other intangibles                          2,899          2,899         11,063
     Deferred income tax (credit)                                            1,526         (5,110)          (279)
     Net amortization (accretion) on investment securities                   9,969          1,926           (563)
     Investment securities gains                                              (103)        (2,436)        (6,195)
     Loans originated for sale                                          (1,207,072)    (1,024,257)      (782,009)
     Proceeds from sales of mortgage loans held for sale                 1,334,182      1,023,821        638,407
     Gains from loan sales                                                 (11,044)        (9,864)        (6,841)
     Gains on sale of equity securities, credit card assets and bank            --             --        (14,433)
     Accrued merger related and other special charges                           --         (8,614)        (3,337)
     Amortization of stock-based compensation expense                          350            267             --
     Stock-based compensation                                                  200             --             --
     Other                                                                  (3,843)           723         (2,720)
                                                                       -----------    -----------    -----------
        Net cash provided by operating activities                          269,841        141,638        (19,602)
INVESTING ACTIVITIES:

   Net (increase) decrease in money market investments                      69,109        (66,986)       (15,003)
   Securities available-for-sale:
     Proceeds from sales                                                     1,440         69,677        297,492
     Proceeds from maturities                                              749,774        307,546        352,369
     Purchases                                                          (1,300,600)      (504,382)      (502,261)
   Securities held-to-maturity:
     Purchases                                                             (19,854)            --             --
   Net decrease in loans and leases                                        140,665        248,370        595,211
   Net increase in properties and equipment                                 (8,944)        (5,944)        (7,952)
   Purchase of bank owned life insurance                                        --        (78,000)            --
   Sale of credit card assets                                                   --             --         29,454
   Net cash provided by acquisitions and sales                                  --             --         14,433
                                                                       -----------    -----------    -----------
       Net cash used by investing activities                              (368,410)       (29,719)       763,743
FINANCING ACTIVITIES:

   Net increase (decrease) in demand and savings deposits                  (83,877)       255,720        143,669
   Net decrease in time deposits                                          (410,769)      (283,933)      (422,684)
   Net increase (decrease) in short-term borrowings                        329,319        (12,079)      (618,820)
   Proceeds from issuance of long-term debt                                370,332        121,000        183,182
   Principal reductions in long-term debt                                  (31,290)      (150,786)       (25,200)
   Cash dividends paid                                                     (49,476)       (50,659)       (50,158)
   Proceeds from stock options exercised                                     6,334          6,562         10,662
   Shares acquired for retirement                                          (21,323)       (50,296)       (58,491)
                                                                       -----------    -----------    -----------
       Net cash provided by financing activities                           109,250       (164,471)      (837,840)
                                                                       -----------    -----------    -----------
Net increase (decrease) in cash and due from banks                          10,681        (52,552)       (93,699)
Cash and due from banks at beginning of period                             171,864        224,416        318,115
                                                                       -----------    -----------    -----------
Cash and due from banks at end of period                               $   182,545    $   171,864    $   224,416
                                                                       ===========    ===========    ===========

Supplemental Cash Flow Information:
   Interest paid                                                       $   119,834    $   168,588    $   278,979
   Income taxes paid                                                           114         22,888         40,481

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

INVESTMENT SECURITIES: Citizens classifies substantially all debt and equity securities as available for sale. Debt and marketable equity securities are reported at fair value with unrealized gains and losses included in shareholders' equity. Non-marketable equity securities such as Federal Reserve Bank and Federal Home Loan Bank stock are reported at cost. In the event that an investment security is sold, the adjusted cost of the specific security sold is used to compute the applicable gain or loss. In the third quarter of 2003, Citizens began classifying purchases of certain municipal securities as held to maturity. These securities are recorded at amortized cost. When it is determined that securities or other investments are impaired and the impairment is other than temporary, an impairment loss is recorded in earnings and a new basis is established. Citizens intends to hold securities with unrealized losses for a period of time necessary to recover the amortized cost.

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

Commercial loans and commercial loans secured by real estate are generally charged off to the extent principal and interest due exceed the net realizable value of the collateral, with the charge-off occurring when the loss is reasonably quantifiable but not later than when the loan becomes 180 days past due. Loans secured by residential real estate are generally charged off after foreclosure to the extent principal and interest due exceed 75% of the current appraised value. Consumer loans (open and closed end) are generally charged off before the loan becomes 120 days past due.

Based on their internal credit rating, commercial and commercial real estate loans exceeding certain fixed dollar amounts are evaluated for impairment in accordance with the provisions of SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires an allowance to be established as a component of the allowance for loan losses when it is probable all amounts due will not be collected pursuant to the contractual terms of the loan and the recorded investment in the loan exceeds its fair value. In most instances the fair value is measured based on the fair value of the collateral. Fair value may also be measured using either the present value of expected future cash flows discounted at the loan's effective interest rate or the observable market price of the loan.

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

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either SFAS 5, Accounting for Contingencies, or SFAS 114. The allocated component of the allowance for loan losses reflects expected losses resulting from analysis developed through specific credit allocations for individual loans (the specific allocation allowance) and on historical loss experience for each loan category (the risk allocation allowance). Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate it is probable that a loss has been or will be incurred. The specific credit allocations are based on a regular quarterly analysis of all commercial and commercial mortgage loans over a fixed dollar amount where the internal credit rating is at or below a predetermined classification. The allowance attributed to these credits is determined in accordance with the methods prescribed by SFAS 114, "Accounting by Creditors for Impairment of a Loan" by analyzing the borrower's debt service capacity (a discounted estimate of future cash flows); overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and the liquidation value of any collateral. The risk allocated allowance is calculated by applying projected loss rates to outstanding loans (excluding specifically identified credits) stratified by risk rating for commercial credits and by accrual and past due status for homogenous residential mortgage and consumer pools of loans. The projected loss rates are based on historical loss experience (generally an eighteen month rolling average of net charge-offs) adjusted for trends in past due and nonaccrual amounts, the condition of the economy, and changes in portfolio concentrations, mix and volume. The allocated component of the allowance for loan losses also includes consideration of Citizens' current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting, and loan workout procedures.

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

SECURITIZATIONS AND SALES OF MORTGAGE LOANS: Citizens sells substantially all of the fixed-rate single-family mortgage loans it originates, including adjustable-rate loans that convert to fixed-rate loans. These sales are accomplished through cash sales to Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and other third-party investors, as well as through securitizations with FHLMC and FNMA. In general, mortgage-backed securities ("MBSs") received from FHMLC or FNMA in exchange for fixed-rate mortgage loans are sold immediately in the securities market. From time to time, Citizens also exchanges fixed and variable rate mortgage loans held in portfolio for FHLMC or FNMA MBSs backed by the same loans. The resulting MBSs are sold to third party investors or classified as held for sale in Citizens' investment security portfolio.

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

DERIVATIVE INSTRUMENTS: Citizens enters into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Citizens is also required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. Citizens utilizes mandatory forward commitments for the aforementioned fair value hedge of its mortgage loans held for sale. This hedging policy has been highly effective and therefore the impact on income has been immaterial. Citizens has also utilized derivatives to hedge the fair value of $125 million of subordinated debt issued in January 2003 and certain brokered time deposits issued in the second half of 2003. In addition, Citizens has utilized derivatives to hedge the cash flows on a pool of prime-based variable rate commercial loans.

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

                                                            Year Ended December 31,
(in thousands, except per share amounts)               2003          2002          2001
                                                    -----------   -----------   -----------
Net income, as reported                             $    65,951   $    25,038   $   104,657
Less pro forma expense related to options granted         2,261         2,401         1,849
                                                    -----------   -----------   -----------
Pro forma net income                                $    63,690   $    22,637   $   102,808
                                                    ===========   ===========   ===========

Pro forma net income per share:

   Basic - as reported                              $      1.52   $      0.56   $      2.27
   Basic - pro forma                                       1.47          0.51          2.23
   Diluted - as reported                                   1.51          0.56          2.25
   Diluted - pro forma                                     1.46          0.50          2.21


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

NOTE 2. RECENT ACCOUNTING PRONOUNCEMENTS

EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS: In December 2003, the FASB issued a revised SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment SFAS 87,88, and 106 which revises employers' disclosures about pension plans and other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of those plans required by SFAS 87, Employers' Accounting for Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS 132, as revised, retains the disclosure requirements contained in the original SFAS 132, which it replaces. Additional disclosures, however, have been added to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. In addition, SFAS 132 requires interim period disclosure of the components of net period benefit cost and contributions if significantly different from previously reported amounts. The new disclosures required by SFAS 132 become effective for Citizens as of year end 2003 (see Note 13) and do not impact our results of operations, financial position, or liquidity.

ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY: In May 2003, the FASB issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also addresses questions about the classification of certain financial instruments that embody obligations to issue equity shares. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 was effective for Citizens as of July 1, 2003. As Citizens has not issued any instruments within the scope of this Statement, adoption did not have any impact on our results of operations, financial position, or liquidity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In April 2003, the FASB issued SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In particular, this SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. Those changes result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Citizens does not expect the requirements of SFAS 149 to have a material impact on results of operations, financial position, or liquidity.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES: In December 2003, the FASB revised FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, first issued in January 2003. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's Consolidated Financial Statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. Citizens does not hold any variable interests that require consolidation. Therefore, the adoption of this interpretation did not have any effect on Citizens' financial position, results of operations or cash flows.

GUARANTEES: In November 2002, the FASB issued FASB Interpretation No. 45 (FIN
45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS 5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in an SPE, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 were effective for Citizens as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 have been applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by Citizens are disclosed in
Note 17. The adoption of FIN 45 did not have a material impact on results of operations, financial position, or liquidity.

ACCOUNTING FOR STOCK-BASED COMPENSATION: In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS 123's fair value method of accounting, if a company so elects. Citizens has elected to continue its current practice of accounting for stock based employee compensation in accordance with APB Opinion 25 and SFAS 123. Therefore, the adoption of this interpretation did not have an impact on Citizens' financial position, results of operations or cash flows.

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

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES: SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued in July 2002 and became effective for Citizens beginning January 1, 2003. This statement requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, to be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the company for such cost. Applicable costs include employee termination benefits, contract termination costs, and costs to consolidate facilities or relocate employees. SFAS 146 supersedes EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, which in some cases required certain costs to be recognized before a liability was actually incurred. The adoption of this standard did not have a material impact on results of operations, financial position, or liquidity.

GOODWILL AND OTHER INTANGIBLE ASSETS: On January 1, 2002, Citizens adopted SFAS 142, Goodwill and Other Intangible Assets, which addresses the accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. Notes 1 and 7 provide further detail on the accounting for goodwill and intangible assets under the standard and the impact of the adoption on the financial statements. The standard's adoption had no impact on liquidity but reduced goodwill amortization by $7.2 million ($5.5 million after tax) in both 2003 and 2002 from the 2001 amount.

NOTE 3. DIVESTITURE

In November 2001, Citizens sold F&M Bank-Minnesota with assets of $27 million, resulting in a pretax gain of $793,000. The bank was Citizens' sole location in Minnesota.

NOTE 4. BUSINESS RESTRUCTURING, MERGER AND OTHER CHARGES

In the third quarter of 2002, Citizens recorded a charge of $13.8 million ($9.0 million after-tax) for restructuring, impairment and other costs associated with reorganization of Citizens' consumer, commercial and wealth management lines of business. In December 2002, the charge was reduced to $13.4 million as Citizens reversed $404,600 of employee benefits and severance, professional fees and lease termination fees included in the original charge that were no longer expected to be paid. An additional $690,800 of employee benefits and severance, professional fees and other fees no longer expected to be paid were reversed in 2003. The charge was recorded as a separate component of noninterest expense and identified as the "special charge."

The reorganization was the result of a detailed review of Citizens' consumer banking, commercial banking and wealth management areas by banking industry consultants and key members of management during the second and third quarters of 2002. This review revealed opportunities for process change, staff reassignment, reporting structure changes, branch closures, expense reduction and business growth. As a result of the reorganization, we displaced 134 employees (157 original employees less employees subsequently rehired for other available positions). Displaced employees are offered severance packages and outplacement assistance. Twelve banking offices were closed in the fourth quarter of 2002 and six additional offices were closed during the second quarter of 2003. The following table provides details on the special charge recorded and presents the activity in the related liability during 2003 and 2002.

                                          Beginning                          Reserve                              Reserve
                                          Reserve/                           Balance                              Balance
                                          Special       Changes in 2002    December 31,    Changes in 2003      December 31,
(in thousands)                             Charge     Cash     Noncash(1)      2002       Cash     Noncash(1)       2003
                                          -------     -----    ---------   ------------   ----     ----------   -----------
Employee benefits and severance           $ 8,072   $(3,433)   $  (358)       $ 4,281   $(3,578)   $  (378)       $   325
Professional fees                           2,369    (1,899)       (62)           408       (83)      (316)             9
Facilities and lease impairment             2,358       (77)    (1,959)           322       (46)        --            276
Contract termination fees and write-off
  of obsolete equipment, software and
  supplies                                  1,008      (725)      (101)           182       (51)      (131)            --
                                          -------   -------    -------        -------   -------    -------        -------
      Total                               $13,807   $(6,134)   $(2,480)       $ 5,193   $(3,758)   $  (825)       $   610
                                          =======   =======    =======        =======   =======    =======        =======

(1) Includes credits (accrual reversals) of $690,800 in 2003 and $404,600 in 2002 primarily for employee benefits and severance, and professional fees.


NOTE 5. INVESTMENT SECURITIES

The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow:

                                                DECEMBER 31, 2003                                 December 31, 2002
                              -------------------------------------------------   -------------------------------------------------
                                           ESTIMATED        GROSS UNREALIZED                    Estimated       Gross Unrealized
                               AMORTIZED      FAIR        ---------------------    Amortized      Fair      -----------------------
(in thousands)                   COST         VALUE       GAINS        LOSSES        Cost        Value        Gains        Losses
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
AVAILABLE FOR SALE:
 U.S. Treasury                $       --   $       --   $       --   $       --   $    5,978   $    6,135   $      157   $       --
 Federal agencies:
  Mortgage-backed              1,186,539    1,180,493        6,413       12,459      762,733      787,821       25,281          193
  Other                          261,051      272,089       11,066           28      135,436      148,687       13,251           --
 State and municipal             407,625      437,003       30,384        1,006      417,549      444,951       27,670          268
 Mortgage and asset-backed         3,994        4,135          141           --        6,228        6,452          236           12
 Other                            71,397       71,481           84           --       63,165       63,235           70           --
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total available for sale    $1,930,606   $1,965,201   $   48,088   $   13,493   $1,391,089   $1,457,281   $   66,665   $      473
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

HELD TO MATURITY:
 State and municipal              19,857       19,913          153           97           --           --           --           --
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total held to maturity      $   19,857   $   19,913   $      153   $       97   $       --   $       --   $       --   $       --
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Management does not believe any individual unrealized loss as of December 31, 2003 represents other-than-temporary impairment. The unrealized losses reported for mortgage-backed securities primarily relate to securities issued by FNMA, FHLMC and GNMA. These unrealized losses are attributable to changes in interest rates and were for periods of less than twelve months. The unrealized losses reported for state and municipal securities also are attributable to changes in interest rates and were predominately for periods of less than twelve months. Citizens has both the intent and ability to hold the securities with unrealized losses for a period of time necessary to recover the amortized cost.

The amortized cost, estimated fair value and weighted average yields of debt securities by maturity at December 31, 2003 are shown below. Maturities of mortgage-backed securities are based upon current industry prepayment schedules.


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Weighted
                                           Within         1 to 5         5 to 10        After 10                        Average
(in thousands)                             1 Year          Years          Years           Years           Total         Yield
-------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
   U S Treasury and Federal Agency     $   90,599      $  150,947      $   19,506      $      --       $  261,052       5.30%
   Mortgage-backed securities             154,137         767,179         247,412          17,810       1,186,538       3.76
   Asset-backed and corporate debt          3,214           5,565              61             168           9,008       4.31
   State and Municipal                     14,276          92,342         184,991         116,016         407,625       7.32
   Other                                      592            --              --            65,792          66,384       5.32
                                       ----------      ----------      ----------      ----------      ----------
      Amortized Cost                   $  262,818      $1,016,033      $  451,970      $  199,786      $1,930,607
                                       ----------      ----------      ----------      ----------      ----------
      Fair Value                       $  267,718      $1,021,279      $  467,638      $  208,566      $1,965,201
                                       ----------      ----------      ----------      ----------      ----------
      Weighted Average Yield                 5.37%           4.03%           5.45%           6.28%           4.78%

HELD TO MATURITY:
   State and Municipal                 $     --        $    3,669      $   12,879      $    3,309      $   19,857       6.35
                                       ----------      ----------      ----------      ----------      ----------
      Amortized Cost                   $     --        $    3,669      $   12,879      $    3,309      $   19,857
                                       ----------      ----------      ----------      ----------      ----------
      Fair Value                       $     --        $    3,635      $   12,949      $    3,329      $   19,913
                                       ----------      ----------      ----------      ----------      ----------
      Weighted Average Yield                 --              5.73%           6.46%           6.59%           6.35%
-------------------------------------------------------------------------------------------------------------------------------

Sales of investment securities resulted in realized gains and losses as follows:


---------------------------------------------------------
                            Year Ended December 31,
(in thousands)            2003        2002         2001
---------------------------------------------------------
Securities gains      $   182      $ 2,527      $ 6,202
Securities losses         (79)         (91)          (7)
                      -------      -------      -------
   Net gain           $   103      $ 2,436      $ 6,195
                      =======      =======      =======
---------------------------------------------------------

Securities with amortized cost of $1.178 billion at December 31, 2003, and $775.2 million at December 31, 2002, were pledged to secure public deposits, repurchase agreements, and other liabilities. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders' equity at December 31, 2003 or 2002.

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

Citizens' loan portfolio is widely diversified by borrowers with no concentration within a single industry that exceeds 10% of total loans. Citizens does not have any loans to foreign debtors and generally does not purchase nationally syndicated loans or participate in highly leveraged transactions. Approximately two-thirds of Citizens' commercial real estate loans consist of mortgages on owner-occupied properties. Those borrowers are involved in business activities other than real estate, and the sources of repayment are not dependent on the performance of the real estate market.

A summary of nonperforming assets follows:

                                                December 31,
(in thousands)                                2003      2002
                                             -------   -------
Nonperforming loans:
   Nonaccrual                                $68,744   $86,717
   Loans 90 days past due (still accruing)       345       860
   Restructured                                   --        --
                                             -------   -------
     Total nonperforming loans                69,089    87,577
Other real estate                              6,634     6,599
Other assets acquired by repossession          1,309     1,495
                                             -------   -------
     Total nonperforming assets              $77,032   $95,671
                                             =======   =======


The effect of nonperforming loans on interest income follows:

                                 Year Ended December 31,
(in thousands)                   2003     2002     2001
                                ------   ------   ------
Interest income:
   At original contract rates   $6,261   $7,721   $6,392
   As actually recognized        4,011    4,685    3,344
                                ------   ------   ------
Interest foregone               $2,250   $3,036   $3,048
                                ======   ======   ======

There are no significant commitments outstanding to lend additional funds to clients whose loans were classified as nonaccrual or restructured at December 31, 2003.

A summary of impaired loans and their effect on interest income follows:

                                                                      Valuation Reserve
                                                                      -----------------
(in thousands)                                     2003      2002      2003      2002
                                                  -------   -------   -------   -------
Balances - December 31
   Impaired loans with valuation reserve          $36,603   $41,240   $12,449   $13,338
   Impaired loans with no valuation reserve        35,155    35,272        --        --
                                                  -------   -------   -------   -------
        Total impaired loans                      $71,758   $76,512   $12,449   $13,338
                                                  =======   =======   =======   =======

   Impaired loans on nonaccrual basis             $55,159   $70,345   $ 3,913   $ 8,690
   Impaired loans on accrual basis                 16,599     6,167     8,536     4,648
                                                  -------   -------   -------   -------
        Total impaired loans                      $71,758   $76,512   $12,449   $13,338
                                                  =======   =======   =======   =======

Average balance for the year                      $84,077   $80,487
Interest income recognized for the year               854     1,376
Cash collected applied to outstanding principal     3,758     4,415

Certain directors and executive officers of Citizens and its significant subsidiaries, including their families and entities in which they have 10% or more ownership, were clients of the banking subsidiaries. Total loans to these clients aggregated $16.3 million and $3.4 million at December 31, 2003 and 2002, respectively. During 2003, new loans of $13.5 million were made and repayments totaled $0.6 million. Substantially all such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unrelated parties and did not involve more than normal risk of collectibility.

The Consolidated Financial Statements do not include loans serviced for others, which totaled $58.8 million and $159.8 million at December 31, 2003 and 2002, respectively. The carrying value of mortgage servicing rights approximates fair value at December 31, 2003 and 2002.

Changes in originated mortgage servicing rights for the years ended December 31 were as follows:

(in thousands)                                           2003       2002       2001
                                                       -------    -------    -------
UNAMORTIZED COST OF MORTGAGE SERVICING RIGHTS
Balance - January 1                                    $   942    $ 1,993    $ 2,940
   Additions of mortgage servicing rights                   --         --         --
   Amortization                                           (432)    (1,051)      (947)
                                                       -------    -------    -------
Balance - December 31                                  $   510    $   942    $ 1,993
                                                       -------    -------    -------

IMPAIRMENT VALUATION ALLOWANCE

Balance - January 1                                    $  (510)   $  (260)   $  (260)
   Impairment valuation allowance charged to expense        --       (250)        --
                                                       -------    -------    -------
Balance - December 31                                  $  (510)   $  (510)   $  (260)
                                                       -------    -------    -------
NET CARRYING VALUE OF MORTGAGE SERVICING RIGHTS        $    --    $   432    $ 1,733
                                                       =======    =======    =======

The valuation reserve for impairment of mortgage servicing rights was $510,000 at December 31, 2003 and 2002.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002 Citizens adopted SFAS 142 which changed the accounting for intangible assets. Upon adoption, Citizens ceased amortizing its goodwill, which decreased noninterest expense and increased net income in 2003 and 2002 as compared to 2001. The following table shows the pro forma effects of applying SFAS 142 to the year 2001 period.

                                                        2003                  2002                  2001
                                                        ----                  ----                  ----
(in thousands, except                               Net      Earnings     Net     Earnings     Net      Earnings
   per share amounts)                             Income    Per Share   Income   Per Share    Income    Per Share
                                                 --------   --------   --------   --------   --------   --------
Diluted earnings per common share computation:
Net income/diluted EPS as reported               $ 65,951   $   1.51   $ 25,038   $   0.56   $104,657   $   2.25
Add back: Goodwill amortization,
   net of tax effect                                   --         --         --         --      5,545       0.12
                                                 --------   --------   --------   --------   --------   --------
Adjusted net income/diluted EPS                  $ 65,951   $   1.51   $ 25,038   $   0.56   $110,202   $   2.37
                                                 ========   ========   ========   ========   ========   ========

SFAS 142 requires that goodwill be tested for impairment at adoption and at least annually thereafter. Citizens completed it's transitional impairment testing in June 2002 and no impairment under SFAS 142 was identified. Citizens performed its annual impairment testing as of October 1, 2003 and no impairment was identified. A summary of goodwill allocated to Citizens' lines of business as of December 31, 2003 follows.

                        December 31,
(in thousands)         2003      2002
                       ----      ----
Commercial Banking   $23,982   $23,982
Consumer Banking      29,002    29,002
Wealth Management      1,801     1,801
Other                     --        --
                     -------   -------
   Total Goodwill    $54,785   $54,785
                     =======   =======

No changes in the carrying amount of goodwill were recorded during 2003. Citizens' other intangible assets are shown in the table below.

                                       December 31,

(in thousands)                      2003         2002
                                    ----         ----
Core deposit intangibles          $28,989      $28,989
Accumulated amortization           12,058        9,160
                                  -------      -------
Net core deposit intangibles       16,931       19,829
Minimum pension liability               1           33
                                  -------      -------
   Total other intangibles        $16,932      $19,862
                                  =======      =======


The estimated annual amortization expense for core deposit intangibles for each of the next five years is $2.9 million. As part of adopting SFAS 142, Citizens has had no material reclassifications or adjustments to the useful lives of finite-lived (core deposit) intangible assets.


NOTE 8. ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses follows:

(in thousands)                                 2003         2002        2001
                                               ----         ----        ----
Allowance for loan losses - January 1       $ 106,777    $  76,275    $ 75,413
    Allowance of sold banks and branches           --           --        (240)
    Transfer to reserve for commitments            --        1,334         633
    Provision for loan losses                  62,962      120,200      26,407
    Charge-offs                               (66,063)    (101,704)    (32,732)
    Recoveries                                 19,869       10,672       6,794
                                            ---------    ---------    --------
       Net charge-offs                        (46,194)     (91,032)    (25,938)
                                            ---------    ---------    --------
Allowance for loan losses - December 31     $ 123,545    $ 106,777    $ 76,275
                                            =========    =========    ========
Allowance for losses on lending-related
   commitments - December 31                $   2,690    $   2,690    $  4,024
                                            =========    =========    ========

During the fourth quarter of 2003 Citizens reclassified $2.7 million of the allowance for loan losses related to unfunded loan commitments to other liabilities. Prior period amounts were restated to conform to the new presentation.

NOTE 9. PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

                                                       December 31,
(in thousands)                                     2003           2002
                                                   ----           ----
Land                                           $  20,722       $  21,115
Buildings                                        147,840         145,511
Leasehold improvements                             5,509           5,544
Furniture and equipment                          117,946         124,450
                                               ---------       ---------
                                                 292,017         296,620
Accumulated depreciation and amortization       (179,233)       (178,916)
                                               ---------       ---------
Total                                          $ 112,784       $ 117,704
                                               =========       =========

Certain branch facilities and equipment are leased under various operating leases. Total rental expense, including expenses related to these operating leases, was $4.6 million in 2003, $4.5 million in 2002 and $4.8 million in 2001. Future minimum rental commitments under non-cancelable operating leases are as follows at December 31, 2003: $3.1 million in 2004, $2.7 million in 2005, $2.1 million in 2006, $1.6 million in 2007, $1.1 million in 2008, and $3.8 million after 2008.

NOTE 10. DEPOSITS

A summary of deposits follows:

                                                  December 31,
(in thousands)                               2003         2002
                                             ----         ----
Noninterest-bearing demand               $  882,429   $  900,674
Interest-bearing demand                   1,360,756    1,307,524
Savings                                   1,239,178    1,358,042
Time deposits over $100,000                 618,957      677,628
Other time deposits                       1,340,947    1,693,045
                                         ----------   ----------
    Total                                $5,442,267   $5,936,913
                                         ==========   ==========

Excluded from total deposits are demand deposit account overdrafts, which have been reclassified as loans. At December 31, 2003 and 2002, these overdrafts totaled $5.3 million and $5.4 million, respectively. Time deposits with remaining maturities of one year or more are $578.7 million at December 31, 2003. The maturities of these time deposits are as follows: $354.5 million in 2005, $120.1 million in 2006, $21.0 million in 2007, $20.2 million in 2008 and
$62.9 million after 2008.

NOTE 11. SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase, Federal Home Loan Bank (FHLB) borrowings, other bank borrowings, and demand notes to the U.S. Treasury. Federal funds purchased are overnight borrowings from other financial institutions. Securities sold under agreements to repurchase are secured transactions done principally with investment banks which generally mature within ninety days.

Information relating to federal funds purchased and securities sold under agreements to repurchase follows:


(in thousands)                                  2003       2002       2001
                                                ----       ----       ----
At December 31:
    Balance                                   $588,593   $223,289   $233,077
    Weighted average interest rate paid           1.01%      1.29%      1.81%
During the year:
    Maximum outstanding at any month-end      $664,065   $281,676   $354,612
    Daily average                              445,383    195,983    242,945
    Weighted average interest rate paid           1.08%      1.51%      4.32%

Citizens did not have any significant short-term borrowings with the FHLB in 2003 or 2002. In 2001 a significant amount of short-term borrowings consisted of FHLB advances and lines of credit to Citizens' subsidiary banks. Information relating to short-term FHLB borrowings in 2001 follows:


(in thousands)                                     2001
                                                   ----
At December 31:

    Balance                                      $      --
    Weighted average interest rate paid                 --
During the year:
    Maximum outstanding at any month-end         $ 425,200
    Daily average                                  222,310
    Weighted average interest rate paid               6.25%


Citizens' parent company maintains a short-term line of credit with two unaffiliated banks totaling $50 million. As of December 31, 2003, there was no outstanding balance. The credit facility will mature in August 2004 and is expected to renew at that time. The credit agreement requires Citizens to maintain certain financial covenants. Citizens is in full compliance with all debt covenants as of December 31, 2003.

NOTE 12. LONG-TERM DEBT

A summary of long-term debt follows:

                                                              December 31,
(in thousands)                                            2003          2002
                                                          ----          ----
Citizens (Parent only):
    Subordinated debt:
      Notes maturing February 2013                      $123,061            --
      Deferrable interest debenture maturing
        June 2033                                         25,774            --
Subsidiaries:
    Federal Home Loan Bank advances                      787,930       599,139
    Other borrowed funds                                      94           174
                                                        --------      --------
Total long-term debt                                    $936,859      $599,313
                                                        ========      ========

On January 27, 2003, Citizens issued $125 million of 5.75% subordinated notes maturing February 1, 2013. Citizens also entered into an interest rate swap to hedge the interest rate risk on the subordinated debt. The carrying value of the subordinated notes has been adjusted to reflect the gain or loss attributable to the risk hedged. Issuance costs of $1.3 million were capitalized and are included in other assets on the balance sheet. The issuance costs are being amortized over 10 years as a component of interest expense. The subordinated debt qualifies under the risk-based capital guidelines as Tier 2 supplementary capital for regulatory purposes.

On June 26, 2003, Citizens issued approximately $25 million of floating rate, 30 year trust preferred securities through an unconsolidated special purpose trust to unrelated institutional investors. The gross proceeds from issuance were used to purchase a floating rate junior subordinated deferrable interest debenture (the "Debenture") issued by Citizens, which is the sole asset of the trust. The Debenture matures in thirty years and bears interest at an annual rate equal to the three-month LIBOR plus 3.10%, payable quarterly beginning in September, 2003. Interest is adjusted on a quarterly basis provided that prior to May 2008, the interest rate shall not exceed 11.75%. The Debenture is an unsecured obligation of Citizens and is junior in the right of payment to all future senior indebtedness of Citizens. Citizens has guaranteed that interest payments on the Debenture made to the trust will be distributed by the trust to the holders of the trust preferred securities. Issuance costs of $490,000 were incurred related to the issuance. These costs have been capitalized and are included in other assets on the balance sheet. The issuance costs are being amortized over five years as a component of interest expense. The trust preferred securities of the special purpose trust are callable after five years at par and must be redeemed in 30 years after issuance. For regulatory purposes, these trust preferred securities qualify under the risk-based capital guidelines as Tier 1 capital.

Long-term advances from the FHLB are at fixed and variable rates ranging from 1.16% to 7.10% and mature in 2004 through 2021. The majority of the fixed rate FHLB advances are convertible to a floating rate at the option of the Federal Home Loan Bank. Interest is paid monthly. At December 31, 2003, qualifying mortgage loans of $484 million, investment securities of $455 million and FHLB stock collaterized long-term advances from the FHLB. At December 31, 2002, $699 million of mortgage loans, $286 million of investment securities and FHLB stock collateralized long-term advances from the FHLB.

Maturities of long-term debt during the next five years follow:

(in thousands)         Parent    Subsidiaries   Consolidated
--------------         ------    ------------   ------------
2004                 $     --      $ 85,256      $ 85,256
2005                       --       225,038       225,038
2006                       --        95,200        95,200
2007                       --        25,000        25,000
2008                       --        70,204        70,204
Over 5 Years          148,835       287,326       436,161
                     --------      --------      --------
Total                $148,835      $788,024      $936,859
                     ========      ========      ========

NOTES 13. EMPLOYEE BENEFIT PLANS

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

Citizens also maintains nonqualified supplemental benefit plans for certain key employees. These plans are provided for by charges to earnings sufficient to meet the projected benefit obligation. The defined pension benefits provided under these plans are unfunded and any payments to plan participants are made by Citizens. As part of the third quarter 2002 restructuring initiatives, Citizens recognized a curtailment related to the termination of certain officers' employment earlier than expected. The curtailment caused a charge of $891,870 for accelerated recognition of their prior service cost bases.

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

An actuarial measurement date of December 31 was utilized to determine the projected benefit obligations and fair value of plan assets as follows:

                                                             Pension                    Postretirement
                                                             Benefits                      Benefits
                                                             --------                      --------
(in thousands)                                         2003            2002          2003           2002
                                                       ----            ----          ----           ----
CHANGE IN BENEFIT OBLIGATION

Projected benefit obligation, beginning of year      $ 81,428         73,530       $ 18,502       $ 15,714
Service cost                                            4,124          3,893             11              8
Interest cost                                           5,095          5,095          1,161          1,249
Participant contribution                                   --             --            409            779
Actuarial (gains) losses                                1,517          4,698            535          2,702
Plan amendments                                           116             --             --             --
Special termination benefits                               31             --             --             --
Benefits paid                                          (7,364)        (5,788)        (1,864)        (1,950)
                                                     --------       --------       --------       --------
Projected benefit obligation, end of year            $ 84,947       $ 81,428       $ 18,754       $ 18,502
                                                     ========       ========       ========       ========
Accumulated benefit obligation, end of year          $ 83,216       $ 80,257       $ 18,754       $ 18,502
                                                     ========       ========       ========       ========
CHANGE IN PLAN ASSETS

Fair value of plan assets, beginning of year         $ 74,927       $ 63,127       $     --       $     --
Actual return on plan assets                           17,234         (6,951)            --             --
Employer contribution                                     243         24,780          1,455          1,171
Participant contribution                                   --             --            409            779
Expenses paid                                              --           (241)            --             --
Benefits paid                                          (7,364)        (5,788)        (1,864)        (1,950)
                                                     --------       --------       --------       --------

Fair value of plan assets, end of year               $ 85,040       $ 74,927       $     --       $     --
                                                     ========       ========       ========       ========

RECONCILIATION OF FUNDED STATUS

(Under)/Over funded                                  $     93       $ (6,501)      $(18,754)      $(18,502)
Unrecognized:
    Net transition asset - 16 yr amortization             (14)           (24)            --             --
    Prior service cost (benefit)                        1,678          1,785            (28)           (33)
    Net actuarial (gain) loss                          14,849         22,724          3,899          3,510
Adjustment to recognize minimum liability                (314)           ---            ---            ---
                                                     --------       --------       --------       --------
Net amount recognized in the
     consolidated balance sheets                     $ 16,292       $ 17,984       $(14,883)      $(15,025)
                                                     ========       ========       ========       ========

The components of net periodic benefit cost charged to operations each year for all plans follow:

                                                              Year Ended December 31,
                                                              -----------------------
(in thousands)                                           2003           2002          2001
                                                         ----           ----          ----
DEFINED BENEFIT PENSION PLANS
Service cost                                            $ 4,124       $ 3,893       $ 2,988
Interest cost                                             5,095         5,095         4,878
Expected return on plan assets                           (7,901)       (6,837)       (6,873)
Curtailment loss
                                                            --           892            --
Amortization of unrecognized:
    Net transition asset                                    (10)          (18)         (123)
    Prior service cost                                      222           728           626
    Net actuarial gain (loss)                                61             6          (586)
                                                        -------       -------       -------
       Net pension cost (income)                          1,591         3,759           910
                                                        -------       -------       -------
POSTRETIREMENT BENEFIT PLANS
Service cost                                                 11             8            12
Interest cost                                             1,161         1,249         1,148
Amortization of unrecognized:
    Prior service cost
                                                             (4)           (4)           (5)
    Net actuarial loss                                      146            120           --
                                                        -------       -------       -------
       Net postretirement benefit cost                    1,314         1,373         1,155
                                                        -------       -------       -------
DEFINED CONTRIBUTION RETIREMENT AND 401(K) PLANS
Employer contributions                                    3,033         3,271         2,850
                                                        -------       -------       -------
       Total periodic benefit cost                      $ 5,938       $ 8,403       $ 4,915
                                                        =======       =======       =======


The assumptions used in determining the actuarial present value of the benefit obligations and the net periodic pension expense follow:

                                                                  Pension            Postretirement
                                                                  Benefits              Benefits
                                                                  --------              --------
December 31,                                                  2003        2002       2003       2002
                                                              ----        ----       ----       ----
ASSUMPTIONS USED TO COMPUTE PROJECTED BENEFIT OBLIGATION
Discount rate                                                 6.25%       6.50%      6.25%      6.50%
Rate of compensation increase:                                                         --         --
    Cash balance defined benefit plans                          (1)         (1)
    Nonqualified supplemental benefit plans                   6.00%       5.00%

ASSUMPTIONS USED TO COMPUTE NET BENEFIT COSTS

Discount rate                                                 6.50%       7.25%      6.50%      7.25%
Expected return on plan assets                                9.25        9.75         --         --

Rate of compensation increase:
    Cash balance defined benefit plans                          (1)         (1)
    Nonqualified supplemental benefit plans                   5.00%       5.00%

(1) Scaled by age of plan participant - 9.0% at age 24 or under declining to 4.0% at age 50 or older.

At December 31, 2003, plan assets exceeded the accumulated plan benefits for all plans except the supplemental benefit plans. The projected benefit obligation and accumulated benefit obligation for these supplemental benefit plans were approximately $7.1 million and $6.6 million, respectively, as of December 31, 2003. Except for the F&M cash balance plan, accumulated plan benefits exceeded plan assets for all plans in 2002. The projected benefit obligation, accumulated benefit obligation, and plan assets for the F&M plan at December 31, 2002 was $9.1 million, $9.0 million and $9.3 million, respectively.

INVESTMENT POLICY AND STRATEGY: Citizens' investment policy and strategy for managing the defined benefit plan assets is described as "growth with income" which includes an asset allocation of 70% equities and 30% fixed income and cash. The strategy includes optimization modeling to determine the investment style weights to maximize the performance potential for the accepted level of risk. The equity component at December 31, 2003 is weighted 70% domestic and 30% international, with large cap stocks comprising two thirds of the domestic equities. Intermediate term bonds comprise the majority of the fixed income component. Implementation of this strategy also includes regular rebalancing of the portfolio to the target asset allocation. Pension plan assets included $517,000 of Citizens' common stock at December 31, 2002. Pension plan assets did not include any common stock of Citizens at December 31, 2003. The plans' target asset allocation and the actual asset allocation at December 31, 2003 and 2002 is presented below.

                                                Percentage of
                                   Target        Plan Assets
December 31,                     Allocation     2003      2002
                                 ----------     ----      ----
ASSET CATEGORY:
Equity securities                     70%          72%       48%
Debt securities                       29           27        20
Cash and Cash Equivalents              1            1        32
                                     ---          ---       ---
                                     100%         100%      100%

The expected return on plan assets was determined using the long-term historical returns of the various investment categories, weighted by target asset allocations. The 2004 pension plan assumptions used to determine net periodic benefit cost will be a discount rate of 6.25% and an expected long-term return on plan assets of 8.75%. Estimated employer contributions for 2004 are approximately $0.5 million. Employer contributions for 2004 could increase as a result of changing market conditions and other factors that may affect actual return on plan assets. At December 31, 2002 the plans' asset allocation differed significantly from the target asset allocation due to a large employer contribution of $24.1 million, or approximately 32% of the plan assets at that date, received in late December 2002. Due to the large amount of the contribution, the funds were held in money market funds and invested in various stock and bond funds over a period of several months to achieve the targeted asset allocation.

Prior service pension costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans. For postretirement health care benefit plans, Citizens assumed a 7.5% annual health care cost trend rate in 2003, declining to 5.0% by 2008 and remaining constant for all future years. This assumption can have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                          One Percentage       One Percentage
(in thousands)                                            Point Increase       Point Decrease
                                                          --------------       --------------
Effect on total of service and interest cost components      $  103                $   (91)
Effect on the postretirement benefit obligation               1,722                 (1,511)


In December 2003, President Bush signed into law a bill that expands Medicare benefits, primarily adding a prescription drug benefit for Medicare-eligible retirees beginning in 2006. The law also provides a federal subsidy to companies which sponsor postretirement benefit plans that provide prescription drug coverage. FASB Staff Position 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription, Drug, Improvement and Modernization Act of 2003 permits deferring the recognition of the new Medicare provisions' impact due to lack of specific authoritative guidance on accounting for the federal subsidy. The Corporation has elected to defer accounting for the effects of this new legislation until the specific authoritative guidance is issued. Accordingly, the postretirement benefit obligations and net periodic costs reported in the accompanying financial statements and notes do not reflect the impact of this legislation. The accounting guidance, when issued, could require changes to previously reported financial information. The corporation anticipates its benefit costs by 2006, or as early as guidance is issued, will be somewhat lower as a result of the new Medicare provision, however, the adoption of this standard is not expected to have a material impact on results of operations, financial position, or liquidity.

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

NOTE 14. INCOME TAXES

Significant components of income taxes are as follows:


--------------------------------------------------------------------------
                                                  Year Ended December 31,
(in thousands)                                  2003      2002        2001
--------------------------------------------------------------------------
Current tax expense:
  Federal                                   $ 17,309   $ 3,676    $ 42,926
  State                                          341       371         568
                                            --------   -------    --------
Total current tax expense                     17,650     4,047      43,494
Deferred tax expense (credit)                  1,526    (5,110)       (279)
                                            --------   -------    --------
Total income tax expense                    $ 19,176   $ (1,063)  $ 43,215
                                            ========   ========   ========
--------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Citizens' deferred tax assets and liabilities as of December 31, 2003 and 2002 follow:


-------------------------------------------------------------------------------
(in thousands)                                                2003        2002
                                                           -------     -------
Deferred tax assets:
   Allowance for loan losses                               $45,901     $40,629
   Accrued postemployment benefits other than pensions       5,257       5,359
   Alternative minimum tax                                    --         3,257
   Accrued special charges                                    --         1,898
   Other deferred tax assets                                 9,055       6,908
                                                           -------     -------
     Deferred tax assets                                    60,213      58,051
                                                           -------     -------

Deferred tax liabilities:
   Pension                                                   8,159       8,414
   Acquisition premium on loans                              7,136       5,156
   Tax over book depreciation                                3,513       3,353
   Net unrealized gains on securities                       12,279      22,963
   Other deferred tax liabilities                            6,006       4,203
                                                           -------     -------
     Deferred tax liabilities                               37,093      44,089
                                                           -------     -------
Net deferred tax assets                                    $23,120     $13,962
                                                           =======     =======
-------------------------------------------------------------------------------

A reconciliation of income tax expense to the amount computed by applying the federal statutory rate of 35% to income before income taxes follows:

-------------------------------------------------------------------------------------------------------------
                                                                                 Year Ended December 31,
(in thousands)                                                              2003          2002          2001
                                                                        --------      --------      --------
Tax at federal statutory rate applied to income before income taxes     $ 29,794      $  8,391      $ 51,755
Increase (decrease) in taxes resulting from:
     Tax-exempt income                                                    (9,291)       (8,623)       (8,793)
     Other                                                                (1,327)         (831)          253
                                                                        --------      --------      --------
Total income tax expense                                                $ 19,176      $ (1,063)     $ 43,215
                                                                        ========      ========      ========
-------------------------------------------------------------------------------------------------------------

NOTE 15. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations follows:


----------------------------------------------------------------------------------------------------
                                                                       Year Ended December 31,
(in thousands)                                                       2003         2002         2001
                                                                 --------     --------     --------
NUMERATOR:
    Numerator for basic and dilutive earnings per share --
    net income available to common shareholders                  $ 65,951     $ 25,038     $104,657
                                                                 ========     ========     ========

DENOMINATOR:
    Denominator for basic earnings per share --
    weighted average shares                                        43,304       44,657       46,085
    Effect of dilutive securities -- potential conversion
    of employee stock options                                         305          420          505
                                                                 --------     --------     --------
    Denominator for diluted earnings per share --
    adjusted weighted-average shares and assumed conversions       43,609       45,077       46,590
                                                                 ========     ========     ========
BASIC EARNINGS PER SHARE                                         $   1.52     $   0.56     $   2.27
                                                                 ========     ========     ========
DILUTED EARNINGS PER SHARE                                       $   1.51     $   0.56     $   2.25
                                                                 ========     ========     ========
----------------------------------------------------------------------------------------------------

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

STOCK REPURCHASE PLANS: Citizens purchased shares under a stock repurchase program initiated in October 2001. This program authorizes Citizens to purchase up to 3,000,000 shares for treasury. During the year, 810,800 shares were purchased under this plan at an average price of $26.30. As of December 31, 2003, there were 254,600 shares available for purchase under the program. An additional 3,000,000 shares are authorized for repurchase under a new plan, approved in October 2003. The repurchased shares have been accorded the accounting treatment as if retired.

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

Options granted to employees expire ten years from the date of grant. Options granted before the fourth quarter of 2002 are vested five years from the grant date, but may vest sooner based on Citizens' achievement of certain earnings per share targets. For options granted after the third quarter of 2002, the vesting is 20% on each of the first five grant date anniversaries. At December 31, 2003, options outstanding under the plan to employees (including those issued under the expired plan) totaled 3,897,283 shares of which 1,037,266 shares are currently vested and exercisable. Canceled or expired options become available for future grants.

A total of 27,500 shares of options were granted to non-employee directors in 2003. The options vest 20% on each of the first five grant date anniversaries and expire ten years from the date of grant. As of December 31, 2003, there were 55,500 shares of options that were issued to directors before 2003. These options have a term of 5 years and are fully vested.

OTHER STOCK OPTIONS: On May 18, 2000, Citizens granted stock options to all employees who did not receive grants under the key employee stock option plan. Each full-time employee received 200 shares and each part-time employee received 100 shares. The $16.66 exercise price of the grant was the market price of Citizens' stock on the grant date. The options became exercisable on May 18, 2003 and expire ten years from the date of grant. A total of 550,700 shares were granted of which 164,050 shares were outstanding as of December 31, 2003. In addition, there were also 28,895 shares of stock options from a previous acquisition of a subsidiary outstanding at December 31, 2003.

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

Statement 123 requires certain pro forma disclosures regarding net income and earnings per share as if Citizens had accounted for its stock options under the fair value method of that statement. The following table provides these disclosures along with significant assumptions used to estimate the fair value of these options:

--------------------------------------------------------------------------------
                                       2003             2002            2001
                                    ----------      ----------      -----------
Pro forma amounts:
  Net income (in thousands)         $   63,690      $   22,637      $   102,808
  Net income per share:
     Basic                                1.47            0.51             2.23
     Diluted                              1.46            0.50             2.21
Weighted-average assumptions:
  Dividend yield                           3.5%            3.5%             3.5%
  Expected volatility                     28.0%           28.0%            28.0%
  Risk-free interest rate                 2.64%           4.18%            5.02%
  Expected lives                         5 yrs.          5 yrs.           5 yrs.
--------------------------------------------------------------------------------

The weighted average fair values of stock options granted during 2003, 2002 and 2001 were $5.02, $6.75 and $5.77, respectively.

A summary of stock option transactions under the plans for 2003, 2002 and 2001 follows:


-------------------------------------------------------------------------------------------------
                                                 Options                      Option Price
                                      ---------------------------     ---------------------------
                                        Available                      Per Share
                                        for Grant     Outstanding        Range           Average
                                        ---------     -----------        -----           -------
January 1, 2001                          252,580       3,191,004     $  8.50-36.31      $   21.36
  Authorized                             566,858            --                 --             --
  Granted                               (651,200)        651,200       25.42-25.72          25.43
  Exercised                                 --          (591,602)       8.50-28.21          18.07
  Canceled                               117,277        (207,729)      16.66-36.31          20.45
                                      ----------       ---------     -------------      ---------
December 31, 2001                        285,515       3,042,873       11.75-36.31          22.94
  Old Plans Expired or Terminated       (285,515)           --                 --             --
  New Plan Authorized                  7,000,000            --                 --             --
  Granted                               (901,200)        901,200       25.11-33.41          30.85
  Restricted Stock Granted               (25,000)           --                 --             --
  Exercised                                 --          (327,629)      11.77-30.50          20.13
  Canceled                                24,500        (182,277)      16.66-36.31          23.08
                                      ----------       ---------     -------------      ---------
December 31, 2002                      6,098,300       3,434,167       11.75-36.31          25.28
  Granted                             (1,255,200)      1,255,200       23.10-33.66          26.27
  Restricted Stock Granted                (8,862)           --                 --             --
  Exercised                                 --          (341,485)      11.75-30.50          18.55
  Canceled                                49,200        (174,654)      16.66-36.31          25.90
                                      ----------       ---------     -------------      ---------
  December 31, 2003                    4,883,438       4,173,228     $ 15.10-35.63      $   26.10
                                      ==========       =========     =============      =========
-------------------------------------------------------------------------------------------------

The following table summarizes information on stock options outstanding as of December 31, 2003:

----------------------------------------------------------------------------------------------------
                                  Options Outstanding                         Options Exercisable
                       ----------------------------------------------     --------------------------
                                       Weighted-                                          Weighted-
                                        Average          Weighted-                        Average
                                       Remaining          Average                         Exercise
      Range              Amount           Life         Exercise Price        Amount         Price
----------------------------------------------------------------------------------------------------
$ 15.10 - 21.99          970,014        5.0 years        $ 17.92            611,057       $ 18.67
  22.00 - 28.99        1,929,055        8.7                25.82            164,155         25.51
  29.00 - 35.63        1,274,159        6.5                32.74            510,499         33.74
                       ---------                                          ---------
$ 15.10 - 35.63        4,173,228        7.2                26.10          1,285,711         25.52
                       =========                                          =========
----------------------------------------------------------------------------------------------------

NOTE 17. COMMITMENTS, CONTINGENT LIABILITIES AND GUARANTEES

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

Amounts available to clients under loan commitments and letters of credit follow:

----------------------------------------------------------------------
                                                    December 31,
(in thousands)                                  2003           2002
                                            ----------     ----------

LOAN COMMITMENTS AND LETTERS OF CREDIT:
  Commitments to extend credit              $1,593,426     $1,739,091
  Standby letters of credit                     48,868         36,396
  Commercial letters of credit                 183,665        138,679
                                            ----------     ----------
                                            $1,825,959     $1,914,166
                                            ==========     ==========
----------------------------------------------------------------------

Loan commitments outstanding include $45.8 million of credit card commitments and $379.8 million of home equity credit lines in 2003. The same amounts for 2002 were $71.1 million and $298.3 million, respectively.

Citizens and its subsidiaries are parties to litigation arising in the ordinary course of business. Management believes that the aggregate liability, if any, resulting from these proceedings would not have a material effect on Citizens' consolidated financial position or results of operations.

CONTINGENT GUARANTEES: Citizens has performance obligations upon the occurrence of certain events under financial guarantees provided in certain contractual arrangements. At December 31, 2003, Citizens had issued approximately $42.1 million of financial standby letters of credit and $6.8 million of performance standby letters of credit. The same amounts at December 31, 2002 were $28.8 million and $7.6 million, respectively.

NOTE 18. DERIVATIVES AND HEDGING ACTIVITIES

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138 and SFAS 149, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (collectively referred to as "SFAS 133") establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value.

Citizens designates its derivatives based upon criteria established by SFAS 133. For a derivative designated as a fair value hedge, the derivative is recorded at fair value on the consolidated balance sheet. Any difference between the fair value change of the hedge versus the fair value change of the hedged item is considered to be the "ineffective" portion of the hedge. The ineffectiveness of the hedge is recorded in current earnings. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings.

Citizens may use derivative instruments to hedge the variability in interest payments or protect the value of certain assets and liabilities recorded in its balance sheet from changes in interest rates. Citizens uses interest rate contracts such as interest rate swaps to manage its interest rate risk. These contracts are designated as hedges of specific assets or liabilities. The net interest receivable or payable on swaps is accrued and recognized as an adjustment to the interest income or expense of the hedged asset or liability. The following table summarizes the derivative financial instruments held or issued by Citizens.

----------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS:                                   DECEMBER 31,                DECEMBER 31,
                                                                       2003                         2002
                                                             ---------------------------------------------------
                                                               Notional         Fair      Notional       Fair
(dollars in thousands)                                          Amount         Value       Amount        Value
----------------------------------------------------------------------------------------------------------------
Received fixed swaps                                          $190,000         $ 499      $     --      $   --
Interest rate lock commitments                                  14,683           109        66,787        1,176
Forward mortgage loan contracts                                 29,000          (161)      175,537       (2,700)
                                                              --------         -----      --------      -------
  TOTAL                                                       $233,683         $ 447      $242,324      $(1,524)
                                                              ========         =====      ========      =======
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
DERIVATIVE CLASSIFICATIONS AND HEDGING RELATIONSHIPS:               DECEMBER 31,                DECEMBER 31,
                                                                        2003                         2002
                                                              --------------------------------------------------
                                                              Notional         Fair         Notional       Fair
(dollars in thousands)                                         Amount          Value         Amount       Value
----------------------------------------------------------------------------------------------------------------
Derivatives Designated as Cash Flow Hedges:
     Hedging commercial loans                                 $ 25,000         $ 339         $  --       $  --

Derivatives Designated as Fair Value Hedges:
     Hedging time deposits                                      40,000            31            --          --
     Hedging long-term debt                                    125,000           129            --          --
                                                              --------         -----         ---         ---
  Total                                                       $190,000         $ 499         $  --       $  --
                                                              ========         =====         ===         ===
----------------------------------------------------------------------------------------------------------------

At December 31, 2003, Citizens had outstanding $190 million of interest rate swap agreements with an average receive rate of 4.78% and pay rate of 1.62%. There were no interest rate swaps in 2002. Interest rate lock commitments on mortgages held for sale were approximately $14.7 million at December 31, 2003 and $66.8 million at December 31, 2002. Citizens also had outstanding mandatory forward commitments to sell $29 million of residential mortgage loans at December 31, 2003, which hedged the year end balance of mortgage loans held for sale. These outstanding forward commitments to sell mortgage loans are expected to settle in the first quarter of 2004 with no material gain or loss. At December 31, 2002, outstanding forward commitments to sell mortgage loans were approximately $175.5 million. Citizens' policy to hedge its market rate risk with mandatory forward commitments has been highly effective and has not generated any material gains or losses.

NOTE 19. FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The estimated fair values of Citizens' financial instruments follow:


------------------------------------------------------------------------------------------------------------------
                                                               DECEMBER 31, 2003              DECEMBER 31, 2002
                                                          -------------------------        -----------------------
                                                          CARRYING       ESTIMATED         CARRYING      ESTIMATED
(in millions)                                              AMOUNT        FAIR VALUE         AMOUNT      FAIR VALUE
------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and money market investments                     $  184.8        $ 184.8          $  243.2        $243.2
    Securities available-for-sale                          1,965.2        1,965.2           1,457.3       1,457.3
    Securities held-to-maturity                               19.9           19.9               ---           ---
    Mortgage loans held for sale                              44.7           44.6             160.7         160.9
    Net loans                                              5,122.2        5,266.0           5,325.8       5,510.6

Financial liabilities:
    Deposits                                               5,442.3        5,457.7           5,936.9       5,983.9
    Short-term borrowings                                    631.7          632.0             302.4         302.5
    Long-term debt                                           936.9          947.5             599.3         618.8

Off-balance sheet financial instrument liabilities:
    Loan commitments to extend credit                          ---            2.6               ---           3.9
    Standby and commercial letters of credit                   ---            1.2               ---           0.9
    Interest rate swap agreements                              ---            0.5               ---           ---
    Interest rate lock commitments                             ---            0.1               ---           1.2
    Forward commitments to sell mortgage loans                 ---           (0.2)              ---          (2.7)
-----------------------------------------------------------------------------------------------------------------

The various methods and assumptions used by Citizens in estimating fair value for its financial instruments are set forth below:

CASH AND MONEY MARKET INVESTMENTS: The carrying amounts reported in the balance sheet for cash and money market investments approximate those assets' fair values because they mature within six months and do not present unanticipated credit concerns.

INVESTMENT SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY: The carrying amounts reported in the balance sheet for investment securities classified as available-for-sale approximate those assets' fair values. SFAS 115 requires securities carried in the available for sale category to be carried at fair value - see Note 5. The carrying amounts for investment securities classified as held-to-maturity are amortized costs. The fair values of both available-for-sale and held-to-maturity securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

MORTGAGE LOANS HELD FOR SALE: Fair values are determined by the current market values of similar loans - see Net Loans Receivable below.

NET LOANS RECEIVABLE: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, and home equity and other consumer. Each loan category is further segmented into fixed and variable-rate interest types and for certain categories by performing and nonperforming. For performing variable-rate loans that reprice frequently (within twelve months) and with no significant change in credit risk, fair values are based on carrying values. Similarly, for credit card loans with no significant credit concerns and average interest rates approximating current market origination rates, the carrying amount is a reasonable estimate of fair value. Fair values of other loans (e.g., fixed-rate commercial, commercial real estate, residential mortgage and consumer loans) are estimated by discounting the future cash flows using interest rates currently being offered by Citizens for loans with similar terms and remaining maturities (new loan rates). Management believes the risk factor embedded in the new loan rates adequately represents the credit risk within the portfolios. Fair values for nonperforming loans are estimated after giving consideration to credit risk and estimated cash flows and discount rates based on available market and specific borrower information. The carrying amount of accrued interest for all loan types approximates its fair value.

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

INTEREST RATE SWAP AGREEMENTS: Fair values are based on the estimated amount Citizens would receive or pay to terminate the swap agreements, taking into account the current interest rates and creditworthiness of the swap counterparties.

INTEREST RATE LOCK COMMITMENTS AND FORWARD COMMITMENTS TO SELL MORTGAGES: The estimated fair values are based on quoted market prices.

NOTE 20. LINES OF BUSINESS

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

Beginning in 2002, all activities formerly housed in our F&M business line were integrated into our other lines of business: Commercial Banking, Retail Banking, Financial Services and Other and the three major business lines were renamed Business Banking, Consumer Banking and Wealth Management, respectively. In the fourth quarter of 2003 we renamed Business Banking again as Commercial Banking, to better reflect the broad range of services Citizens provides to both middle market commercial and small business clients. The activities of the renamed business lines remained the same.

A description of each business line, selected financial performance and the methodologies used to measure financial performance are presented below. Financial information for the year 2001 has been restated to reflect the new organizational structure.

COMMERCIAL BANKING: Commercial Banking provides a full range of credit and related financial services to middle market commercial, small business, government and leasing clients. Products and services offered include commercial loans, commercial mortgages, small business loans, letters of credit, deposit accounts, treasury management and international trade services.

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

The accounting policies of the individual business units are the same as those of Citizens described in Note 1 to the Consolidated Financial Statements. Funds transfer pricing is used in the determination of net interest income by assigning a cost for funds used or credit for funds provided to assets and liabilities within each business unit. Assets and liabilities are match-funded based on their maturity, prepayment and/or repricing characteristics. As a result, the Commercial, Consumer and Wealth Management units are largely insulated from changes in interest rates. Changes in net interest income due to changes in interest rates are reported in Citizens' Treasury unit. Noninterest income and expenses directly attributable to a line of business are assigned to that business. Expenses for centrally provided services are allocated to the business lines as follows: product processing and technology expenditures are allocated based on standard unit costs applied to actual volume measurements; corporate overhead is allocated based on the ratio of a line of business' noninterest expenses to total noninterest expenses incurred by all business lines. The provision for loan losses was allocated in an amount based primarily upon the actual net charge-offs of each respective line of business, adjusted for loan growth and changes in risk profile.

Selected segment information is included in the following table.


--------------------------------------------------------------------------------------------------------------------------
LINE OF BUSINESS INFORMATION
                                                      COMMERCIAL      CONSUMER      WEALTH
(IN THOUSANDS)                                         BANKING         BANKING        MGMT          OTHER          TOTAL
--------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 2003

Net interest income (taxable equivalent)              $ 124,339      $ 154,190     $     312     $  20,925      $ 299,766
Provision for loan losses                                47,347         15,615          --            --           62,962
                                                      ---------      ---------     ---------     ---------      ---------
  Net interest income after provision                    76,992        138,575           312        20,925        236,804
Noninterest income                                       14,882         53,319        22,086         4,532         94,819
Noninterest expense                                      63,048        132,611        21,374        15,955        232,988
                                                      ---------      ---------     ---------     ---------      ---------
  Income before income taxes                             28,826         59,283         1,024         9,502         98,635
Income tax expense (taxable equivalent)                  10,265         20,734           398         1,287         32,684
                                                      ---------      ---------     ---------     ---------      ---------
  Net income                                          $  18,561      $  38,549     $     626     $   8,215      $  65,951
                                                      =========      =========     =========     =========      =========
AVERAGE ASSETS (IN MILLIONS)                          $   3,044      $   2,415     $       8     $   2,227      $   7,694
                                                      =========      =========     =========     =========      =========
--------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 2002

Net interest income (taxable equivalent)              $ 140,926      $ 152,398     $     273     $  22,655      $ 316,252
Provision for loan losses                               108,002         13,590          --          (1,392)       120,200
                                                      ---------      ---------     ---------     ---------      ---------
  Net interest income after provision                    32,924        138,808           273        24,047        196,052
Noninterest income                                       17,179         58,524        23,881         2,192        101,776
Noninterest expense                                      69,555        140,098        17,563        32,167        259,383
                                                      ---------      ---------     ---------     ---------      ---------
  Income (loss) before income taxes                     (19,452)        57,234         6,591        (5,928)        38,445
Income tax expense (benefit) (taxable equivalent)        (6,804)        20,034         2,307        (2,130)        13,407
                                                      ---------      ---------     ---------     ---------      ---------
  Net income (loss)                                   $ (12,648)     $  37,200     $   4,284     $  (3,798)     $  25,038
                                                      =========      =========     =========     =========      =========
AVERAGE ASSETS (IN MILLIONS)                          $   3,388      $   2,721     $       7     $   1,453      $   7,569
                                                      =========      =========     =========     =========      =========
--------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY - 2001

Net interest income (taxable equivalent)              $ 139,766      $ 166,312     $   1,232     $  15,506      $ 322,816
Provision for loan losses                                17,380          8,881          --             146         26,407
                                                      ---------      ---------     ---------     ---------      ---------
  Net interest income after provision                   122,386        157,431         1,232        15,360        296,409
Noninterest income                                       16,429         62,305        25,050        13,697        117,481
Noninterest expense                                      67,267        146,578        16,823        20,515        251,183
                                                      ---------      ---------     ---------     ---------      ---------
  Income before income taxes                             71,548         73,158         9,459         8,542        162,707
Income tax expense (taxable equivalent)                  25,047         25,605         3,311         4,087         58,050
                                                      ---------      ---------     ---------     ---------      ---------
  Net income                                          $  46,501      $  47,553     $   6,148     $   4,455      $ 104,657
                                                      =========      =========     =========     =========      =========
AVERAGE ASSETS (IN MILLIONS)                          $   3,461      $   3,075     $      11     $   1,389      $   7,936
                                                      =========      =========     =========     =========      =========
--------------------------------------------------------------------------------------------------------------------------

NOTE 21. REGULATORY MATTERS

The Federal Reserve Bank requires Citizens' banking subsidiaries to maintain certain noninterest-bearing deposits. These reserve balances vary depending upon the level of client deposits in the subsidiary banks. During 2003 and 2002, the average reserve balances were $36.4 million and $35.3 million, respectively.

The banking subsidiaries are also subject to limitations under banking laws on extensions of credit to members of the affiliate group and on dividends that can be paid to Citizens. Generally extensions of credit are limited to 10% to any one affiliate and 20% in aggregate to all affiliates of a subsidiary bank's capital and surplus (net assets) as defined. Unless prior regulatory approval is obtained, dividends declared in any calendar year may not exceed the retained net profit, as defined, of that year plus the retained net profit of the preceding two years. As of January 1, 2004, Citizens' banking subsidiaries are able to distribute dividends of $36.2 million without further regulatory approval. During 2004, net income of Citizens' banking subsidiaries will also become available for such dividends.

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

Quantitative measures established by regulation to ensure capital adequacy require Citizens and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2003, that Citizens and its banking subsidiaries meet all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Board categorized Citizens and its banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Citizens and its banking subsidiaries must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would result in a change.

--------------------------------------------------------------------------------------------------------------------------------
RISK BASED CAPITAL REQUIREMENTS                                                                          To Be Well Capitalized
                                                                                For Capital             Under Prompt Corrective
                                                           Actual            Adequacy Purposes              Action Provisions
                                                    -------------------    ----------------------     --------------------------
(in thousands)                                        Amount     Ratio          Amount       Ratio          Amount        Ratio
--------------------------------------------------------------------------------------------------------------------------------
CITIZENS BANKING CORPORATION
AS OF DECEMBER 31, 2003:
      Total Capital to risk weighted assets (1)      $763,779     13.2%      $466,052 >/=     8.0%      $ 582,565 >/=      10.0%
      Tier 1 Capital to risk weighted assets (1)      565,958      9.8        233,026 >/=     4.0         349,539 >/=       6.0
      Tier 1 Leverage (2)                             565,958      7.5        303,771 >/=     4.0         379,714 >/=       5.0
As of December 31, 2002:
      Total Capital to risk weighted assets (1)      $606,133     10.4%      $464,714 >/=     8.0%      $ 580,892 >/=      10.0%
      Tier 1 Capital to risk weighted assets (1)      533,066      9.2        232,357 >/=     4.0         348,535 >/=       6.0
      Tier 1 Leverage (2)                             533,066      7.2        296,413 >/=     4.0         370,517 >/=       5.0
CITIZENS BANK
AS OF DECEMBER 31, 2003:
      Total Capital to risk weighted assets (1)      $470,505     11.3%      $335,669 >/=     8.0%      $ 419,586 >/=      10.0%
      Tier 1 Capital to risk weighted assets (1)      418,057     10.0        167,834 >/=     4.0         251,752 >/=       6.0
      Tier 1 Leverage (2)                             418,057      7.7        215,918 >/=     4.0         269,897 >/=       5.0
As of December 31, 2002:
      Total Capital to risk weighted assets (1)      $427,868     10.6%      $323,496 >/=     8.0%      $ 404,370 >/=      10.0%
      Tier 1 Capital to risk weighted assets (1)      377,195      9.3        161,748 >/=     4.0         242,622 >/=       6.0
      Tier 1 Leverage (2)                             377,195      7.6        199,460 >/=     4.0         249,325 >/=       5.0
--------------------------------------------------------------------------------------------------------------------------------

(1)Total Capital is comprised of Tier 1 Capital, a portion of the allowance for loan losses and qualifying subordinated debt. Tier 1 Capital consists of total equity and trust preferred securities less unrealized gains and losses accumulated in other comprehensive income, certain intangible assets and adjustments related to the valuation of mortgage servicing assets.
(2) Tier 1 Capital to quarterly average assets

NOTE 22. CITIZENS BANKING CORPORATION (PARENT ONLY) STATEMENTS
--------------------------------------------------------------------------------
BALANCE SHEETS
CITIZENS BANKING CORPORATION (PARENT ONLY)

                                                            December 31,
(in thousands)                                           2003         2002
--------------------------------------------------------------------------------
ASSETS
   Cash                                               $      5     $      5
   Money market investments                             48,664        3,166
   Investment securities                                   101           83
   Investment in subsidiaries - principally banks      733,365      682,010
   Goodwill - net                                          258          265
   Other assets                                          6,966        3,850
                                                      --------     --------
      Total assets                                    $789,359     $689,379
                                                      ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term revolving credit                        $   --       $ 30,000
   Long-term debt                                      148,835         --
   Other liabilities                                     5,362        8,910
                                                      --------     --------
      Total liabilities                                154,197       38,910
   Shareholders' equity                                635,162      650,469
                                                      --------     --------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $789,359     $689,379
                                                      ========     ========
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


STATEMENTS OF INCOME
CITIZENS BANKING CORPORATION (PARENT ONLY)

                                                                                     Year Ended December 31,
(in thousands)                                                                    2003          2002           2001
--------------------------------------------------------------------------------------------------------------------
INCOME
   Dividends from subsidiaries - principally banks                            $  24,000     $  90,500      $ 107,400
   Interest from bank subsidiary                                                    540          --               32
   Service fees from bank subsidiaries                                           10,520        10,887          9,435
   Equity security gain                                                            --            --           11,017
   Other                                                                            771           703            890
                                                                              ---------     ---------      ---------
      Total                                                                      35,831       102,090        128,774
                                                                              ---------     ---------      ---------

EXPENSES
   Interest                                                                       4,054           710          1,904
   Amortization of goodwill                                                        --            --              796
   Salaries and employee benefits                                                12,104        14,352          9,955
   Service fees paid to bank subsidiaries                                         2,883         1,168          1,265
   Special charge                                                                  --           1,434           --
   Other noninterest expense                                                      1,717         3,042          3,888
                                                                              ---------     ---------      ---------
      Total                                                                      20,758        20,706         17,808
                                                                              ---------     ---------      ---------

Income before income taxes and
   equity in undistributed earnings of subsidiaries                              15,073        81,384        110,966
Income tax benefit (provision)                                                    4,508         3,465         (1,197)
Equity in undistributed (dividends in excess of) earnings of subsidiaries        46,370       (59,811)        (5,112)
                                                                              ---------     ---------      ---------
NET INCOME                                                                    $  65,951     $  25,038      $ 104,657
                                                                              =========     =========      =========
--------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
CITIZENS BANKING CORPORATION (PARENT ONLY)
                                                                                       Year Ended December 31,
(in thousands)                                                                     2003           2002           2001
                                                                                ---------      ---------      ---------
OPERATING ACTIVITIES
  Net income                                                                    $  65,951      $  25,038      $ 104,657
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Amortization of goodwill                                                           --             --              796
  Equity security gain                                                               --             --          (11,017)
  Amortization of stock-based compensation expense                                    350            267           --
  Stock-based compensation                                                            200           --             --
  Dividends in excess of (equity in undistributed) earnings of subsidiaries       (46,370)        59,811          5,112
  Other                                                                            (5,538)         9,474            475
                                                                                ---------      ---------      ---------
    Net cash provided by operating activities                                      14,593         94,590        100,023
                                                                                ---------      ---------      ---------

INVESTING ACTIVITIES
  Net (increase) decrease in money market investments                             (45,498)          (197)         4,947
  Proceeds from sales and maturities of investment securities                           5           --             --
  Investments in and advances to subsidiaries                                     (25,000)          --             --
  Proceeds from sale of NYCE stock                                                   --             --           11,017
                                                                                ---------      ---------      ---------
    Net cash provided (used) by investing activities                              (70,493)          (197)        15,964
                                                                                ---------      ---------      ---------

FINANCING ACTIVITIES
  Proceeds from short-term borrowings                                                --             --            6,000
  Principal reductions in short-term borrowings                                   (30,000)          --          (24,000)
  Proceeds from long-term borrowings                                              150,365           --             --
  Cash dividends paid                                                             (49,476)       (50,659)       (50,158)
  Proceeds from stock options exercised                                             6,334          6,562         10,662
  Shares acquired for retirement                                                  (21,323)       (50,296)       (58,491)
                                                                                ---------      ---------      ---------
    Net cash used by financing activities                                          55,900        (94,393)      (115,987)
                                                                                ---------      ---------      ---------
Net increase in cash                                                                 --             --             --
Cash at beginning of year                                                               5              5              5
                                                                                ---------      ---------      ---------
Cash at end of year                                                             $       5      $       5      $       5
                                                                                =========      =========      =========
--------------------------------------------------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS CITIZENS BANKING CORPORATION

We have audited the accompanying consolidated balance sheets of Citizens Banking Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Banking Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the Consolidated Financial Statements, in 2002 Citizens Banking Corporation and subsidiaries changed their method of accounting for goodwill and intangible assets.


/s/ Ernst & Young LLP
Detroit, Michigan
January 29, 2004

REPORT OF MANAGEMENT

Management is responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements and all other financial information appearing in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States, and accordingly include some amounts that are based on management's best estimates and judgements.

We, as management of Citizens Banking Corporation are responsible for establishing and maintaining effective internal controls over financial reporting that are designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States. The system of internal control over financial reporting is tested and evaluated through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes Citizens' system provides the appropriate balance between costs of controls and the related benefits.

The Audit Committee of the Board of Directors, comprised entirely of outside directors, recommends the independent auditors who are engaged upon approval by the Board of Directors. The committee meets regularly with management, internal auditors and independent auditors to review timing and scope of audits and audit results. Ernst & Young, LLP, independent auditors, and the internal auditors have direct and confidential access to the Audit Committee to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2003, in relation to criteria for effective internal control over financial reporting as described in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2003, its system of internal control over financial reporting met those criteria.


/s/ Charles D. Christy                      /s/ William R. Hartman
---------------------------                 ---------------------------
Charles D. Christy                          William R. Hartman
Executive Vice President                    Chairman, President
and Chief Financial Officer                 and Chief Executive Officer